Schwab Equity Index Funds

Semiannual Report
April 30, 2004

Schwab S&P 500 Fund

Schwab 1000 Fund®

Schwab Small-Cap
Index Fund®

Schwab Total Stock Market
Index Fund®

Schwab International
Index Fund®

charles SCHWAB

Five ways to put the power of the stock market in your portfolio–with some of the lowest expenses in the industry.

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

[2] Wilshire and Wilshire 5000 are registered service marks of Wilshire Associates, Inc. The fund is not sponsored, endorsed, sold or promoted by Wilshire Associates, and Wilshire Associates is not in any way affiliated with the fund. Wilshire Associates makes no representation regarding the advisability of investing in the fund or in any stock included in the Wilshire 5000.

From the Chairman



Charles R. Schwab
Chairman

When I look at the current economic trends, I see a lot of positive indicators. Corporate profits, revenues, capital spending and the employment numbers have been strong. With the GDP and capital spending also strong, we seem to be in the early stages of what could be a long-term economic recovery. However, even though stock market and economic cycles have historically been in synch, this now seems to be less certain.

The stock market, reflecting the uncertainty around the globe, has become increasingly volatile. Whether it's the war in Iraq or global terrorism, investors are exposed to frightening images over and over again throughout the day. This may play on investors' emotions, potentially contributing to the market's recent volatility.

Given this, and because it can be so difficult to fight your emotions, I believe it's more important than ever to stay diversified. By being diversified across and within all asset classes, you have an "all-weather" portfolio that can offer you some balance in any market climate. There are very obvious reasons why diversification is useful, but what I believe is its understated beauty is that it gives many of you the discipline you need to stick with a well thought out strategy.

I have been a fan of mutual funds throughout my long investing career. I say this because I firmly believe that mutual funds are a cost-effective and convenient way for investors to achieve a diversified portfolio. And as we face increasing uncertainty in the world and in the stock markets, this is perhaps more important than ever.

Overall, despite the likelihood of short-term market volatility, I maintain complete faith in the strength of the U. S. economy. I always have believed and continue to believe that the stock market is the best place for long-term investing, and that with a wise investing plan – and a well diversified portfolio – you will be well-positioned to meet your financial goals.

Sincerely,

Charles Schwab

Management's Discussion



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

The stock market's continued recovery during the report period was welcome news to long-term investors, especially those of you who had suffered through declining share prices before then.

For years, investors sold stocks and stock mutual funds when the economy was weak or when geopolitical tensions heightened, despite the fact that stock and fund prices often were relatively cheap during those dark hours. Over the past year, however, I've spoken with many individual investors who benefited from sticking with their long-term asset-allocation plans. As a result, they were able to participate in the past year's stock market gains. They learned how difficult it is to successfully "time the market" and determine when to "be in cash." Many have given up this chase altogether and have benefited both financially and emotionally.

Given the ongoing geopolitical situation, however, it's quite understandable that many investors are nervous, and some are again acting more on their emotions than on sound investment principles. When you invest in SchwabFunds®, you can be assured that our portfolio managers understand your concerns and are diligent in their approach to the investment process. Key to this is their knowledge of and adherence to each fund's objective and their vigilant focus on remaining true to it. In short, each of our portfolio manager's responsibility is to remain consistent in implementing their investment strategies, despite the market's fluctuations.

There's one more thing I want to address in this letter and that is, as of July 19, 2004, following a distinguished ten-year career at Schwab, Geri Hom, senior portfolio manager, has decided to retire. Jeff Mortimer, senior vice-president and chief investment officer, equities of Charles Schwab Investment Management, Inc., assumes Geri's responsibilities for overall management of the funds.

I expect these changes to be seamless to our shareholders, as SchwabFunds® has been and will continue to be managed by teams of seasoned professionals, who remain committed to their investing styles. We thank you for your trust in us as we help you reach your long- or short-term financial goals.

Sincerely,

Randall W. Merk



Geri Hom, a vice president and senior portfolio manager of the investment adviser, has overall responsibility for the management of the funds. Prior to joining the firm in 1995, she worked for nearly 15 years in equity management.

Larry Mano, a director and a portfolio manager, is responsible for the day-to-day management of the Total Stock Market and International Index funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Economy and the Market

The economy, which had improved during the second half of 2003, picked up steam at the end of the year and continued to show signs of recovery through the current report period of November 1, 2003 through April 30, 2004. The securities market reflected the positive news through first-quarter 2004. During that time, the market started to bounce around a little, as evidenced by the volatility in the S&P 500® Index in February and March. Toward the end of the report period, in late April, the market fell precipitously and many of the funds' 2004 gains were lost. Nonetheless, its earlier performance was strong enough to push the broader market up 6.27% for the report period, as measured by the S&P 500® Index.

While the economy officially emerged from recession in 2001, the recovery didn't fully materialize until 2003. And it wasn't until late in 2003 when investors started buying companies with good solid fundamentals. During this time, both the manufacturing and services sectors exhibited strong growth. Capital spending showed signs of life amid rising corporate profits.

The economy continued to expand in 2004. Businesses added to their inventories, factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise, despite a mid-quarter pause in the upward trend in consumer confidence, and higher commodity prices were holding. Mortgage refinancing activity, while still significant, started to show signs of waning as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid growth.

On the currency front, the dollar rebounded from its lows, due to two reasons. First, the U. S. economy grew more than most other countries' economies did. The second reason is the expectation that interest rates will rise, which has served to stimulate inflows of foreign capital.

The Federal Reserve (Fed) left interest rates unchanged during the period. Inflation began to accelerate, alleviating Fed fears of possible deflation. Consequent expectations that the Fed would soon begin to raise interest rates weighed on markets toward the end of the period. Nevertheless, economic fundamentals remained sound. With delayed job growth underway, the economy was improving on all fronts. Strong

With delayed job growth underway, the economy was improving on all fronts. Strong personal income growth fueled consumer spending, despite higher oil prices and concerns about terrorism and the war in Iraq.

personal income growth fueled consumer spending, despite higher oil prices and concerns about terrorism and the war in Iraq. Business profits exhibited another strong quarterly gain and investment in equipment and inventories remained healthy. In sum, it appeared that the economy, indeed, was back on track.

The Funds

The equities market started off strong at the beginning of the period that ran from November 1, 2003 through April 30, 2004. Toward the middle of first-quarter 2004, however, the market, as evidenced by the S&P 500® Index, became fairly volatile and bounced around until the end of April, when it dropped precipitously, giving up some of its earlier gains. Nonetheless, performance of all of the Equity Index Funds was positive over the report period, closely tracking their benchmarks.

The S&P 500® Index closed at 1107.30, up 6.27% for the period. First-quarter earnings came in very strong. As of the end of April, 410 of the 500 companies in the index had reported earnings, which were an average 8.4% higher than analysts' estimates.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 6.27% **S&P 500® Index:** measures U.S. large-cap stocks
- 6.54% **Russell 2000® Index:** measures U.S. small-cap stocks
- 12.39% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- 1.25% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.

Performance at a Glance

Total return for the six months ended 4/30/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Schwab S&P 500 Fund

Investor Shares	**6.06%**
Select Shares	**6.16%**
e.Shares	**6.13%**
Benchmark	**6.27%**

Performance Details . . . . pages 7-9

Schwab 1000 Fund

Investor Shares	**5.84%**
Select Shares	**5.89%**
Benchmark	**6.04%**

Performance Details . . . . . pages 11-12

Schwab Small-Cap Index Fund

Investor Shares	**4.07%**
Select Shares	**4.14%**
Benchmark	**4.16%**

Performance Details . . . . . pages 14-15

Schwab Total Stock Market Index Fund

Investor Shares	**6.35%**
Select Shares	**6.41%**
Benchmark	**6.40%**

Performance Details . . . . . pages 17-18

Schwab International Index Fund

Investor Shares	**11.61%**
Select Shares	**11.68%**
Benchmark	**12.06%**

Performance Details . . . . . pages 20-21

In terms of performance, the top industry, as measured by the S&P 500® Index, was energy, up 22.44% for the period, due in part to the soaring price of a barrel of oil. Coming in second was telecommunications services, which was up 12.38%, followed by the consumer staples industry, which grew 10.42%. The worst performing industry over the period was information technology, which was down 3.96%.

The Schwab S&P 500 Fund was up 6.06% for the period, closely tracking the S&P 500® Index. While small cap led the way up until April, "bigger became better," as small-cap stocks' edge was replaced by large-cap stocks. The best performing sector was energy, which was up 22.44% for the period. The worst performing sector was information technology, down 3.96%

The Schwab 1000 Fund was up 5.84%, closely tracking its benchmark, the Schwab 1000 Index®. The best performing sector was energy, which was up 22.44% for the report period. The weakest sector was information technology, which was down 3.96%.

The Schwab Small-Cap Index Fund was up 4.07% for the period, closely tracking its benchmark, the Schwab Small-Cap Index®. Small-cap stocks were in favor for most of the period, but lost much of their first-quarter sheen in April, when the market started to favor larger-cap stocks. The top performing sector was energy, which was up 34.57% for the period. Within the sector, crude-oil producers returned the most. Conversely, the weakest sector was telecommunications services, which was down 22.65%. Because the fund was underweight, however, it negatively impacted returns by only 0.22%.

Schwab Total Stock Market Index Fund was up 6.35%, closely tracking its benchmark, the Wilshire 5000 Total Market Index. The fund benefited from its exposure to small-cap stocks, which led the market for most of the report period. The best performing sector was energy, followed by health care and telecommunications.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

The Schwab International Index Fund closely tracked its benchmark, the Schwab International Index®. All countries in the index contributed positively to results, with Sweden, Spain and Italy being the strongest performers. The sectors of strength included energy, which was up 20.05%, and the utilities sector, which was up 18.05%. The weakest sectors, information technology, up 6.84%, and materials, up 6.64%, were still in positive territory for the period.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab S&P 500 Fund

Investor Shares Performance as of 4/30/04

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	5.86%	3.29%	22.13%	19.51%	-2.92%	-2.94%	7.68%	n/a
Post-Liquidation (shares were sold)	4.19%	2.29%	14.83%	12.89%	-2.35%	-2.05%	6.85%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $18,601 **Investor Shares**
■ $19,187 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares Performance as of 4/30/4

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Select Shares**
- ■ Benchmark: **S&P 500® Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Total Returns After Tax								
Pre-Liquidation (still own shares)	5.94%	3.29%	22.34%	19.51%	-2.81%	-2.94%	5.09%	n/a
Post-Liquidation (shares were sold)	4.28%	2.29%	15.01%	12.89%	-2.25%	-2.05%	4.54%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

- ■ $72,695 **Select Shares**
- ■ $73,627 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Fund

e.Shares Performance as of 4/30/04

This bar chart compares pre-tax performance of the fund's e.Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **e.Shares**
- ■ Benchmark: **S&P 500® Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	5.91%	3.29%	22.27%	19.51%	-2.87%	-2.94%	7.74%	n/a
Post-Liquidation (shares were sold)	4.25%	2.29%	14.95%	12.89%	-2.30%	-2.05%	6.92%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's e.Shares, compared with a similar investment in its benchmark.

- ■ $18,738 **e.Shares**
- ■ $19,187 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Fund

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	501
Weighted Average Market Cap ($ x 1,000,000)	$89,407
Price/Earnings Ratio (P/E)	20.4
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate[2]	2%

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	3.0%
❷ Microsoft Corp.	2.7%
❸ Exxon Mobil Corp.	2.7%
❹ Pfizer, Inc.	2.6%
❺ Citigroup, Inc.	2.4%
❻ Wal-Mart Stores, Inc.	2.4%
❼ American International Group, Inc.	1.8%
❽ Intel Corp.	1.6%
❾ Bank of America Corp.	1.6%
❿ Johnson & Johnson	1.6%
Total	**22.4%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 31.7% **Consumer Non-Durables**
- 21.0% **Finance**
- 18.9% **Technology**
- 7.1% **Materials & Services**
- 6.3% **Energy**
- 6.1% **Utilities**
- 4.6% **Capital Goods**
- 1.7% **Consumer Durables**
- 1.6% **Transportation**
- 1.0% **Other**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab 1000 Fund

Investor Shares Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **Schwab 1000 Index**®
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		10 Years	
	■	▪	■	▪	■	▪	■	▪
Pre-Liquidation (still own shares)	5.66%	3.29%	22.79%	19.51%	-2.14%	-2.94%	10.53%	7.76%
Post-Liquidation (shares were sold)	4.02%	2.29%	15.21%	12.89%	-1.72%	-2.05%	9.53%	7.51%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $28,363 **Investor Shares**
■ $29,450 **Schwab 1000 Index**®
☐ $29,325 **S&P 500**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **Schwab 1000 Index®**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	▫	■	▫	■	▫	■	▫
Pre-Liquidation (still own shares)	5.70%	3.29%	22.96%	19.51%	-2.07%	-2.94%	5.65%	n/a
Post-Liquidation (shares were sold)	4.08%	2.29%	15.36%	12.89%	-1.65%	-2.05%	5.02%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $75,175 **Select Shares**
■ $76,223 **Schwab 1000 Index®**
□ $73,627 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Fund

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	996
Weighted Average Market Cap ($ x 1,000,000)	$79,389
Price/Earnings Ratio (P/E)	21.0
Price/Book Ratio (P/B)	2.9
Portfolio Turnover Rate[2]	3%

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	2.6%
❷ Microsoft Corp.	2.4%
❸ Exxon Mobil Corp.	2.4%
❹ Pfizer, Inc.	2.3%
❺ Citigroup, Inc.	2.1%
❻ Wal-Mart Stores, Inc.	2.1%
❼ American International Group, Inc.	1.6%
❽ Intel Corp.	1.4%
❾ Bank of America Corp.	1.4%
❿ Johnson & Johnson	1.4%
Total	**19.7%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



31.5%	**Consumer Non-Durables**
22.5%	**Finance**
18.2%	**Technology**
7.8%	**Materials & Services**
6.2%	**Utilities**
5.9%	**Energy**
4.4%	**Capital Goods**
1.9%	**Consumer Durables**
1.6%	**Transportation**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Small-Cap Index Fund

Investor Shares Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Investor Shares**
- ■ Benchmark: **Schwab Small-Cap Index**®
- ■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		10 Years	
	■	▫	■	▫	■	▫	■	▫
Pre-Liquidation (still own shares)	3.98%	6.10%	37.09%	38.77%	5.75%	9.99%	8.91%	9.27%
Post-Liquidation (shares were sold)	2.77%	4.41%	24.35%	25.79%	5.34%	9.14%	8.20%	8.91%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $25,200 **Investor Shares**
- ■ $27,376 **Schwab Small-Cap Index**®
- ▫ $25,458 **Russell 2000**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

Select Shares Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- Fund: **Select Shares**
- Benchmark: **Schwab Small-Cap Index®**
- Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	▨	■	▨	■	▨	■	▨
Pre-Liquidation (still own shares)	4.03%	6.10%	37.18%	38.77%	5.84%	9.99%	6.73%	n/a
Post-Liquidation (shares were sold)	2.84%	4.41%	24.46%	25.79%	5.42%	9.14%	6.24%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $84,120 **Select Shares**
- ■ $87,745 **Schwab Small-Cap Index®**
- □ $83,427 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	996
Weighted Average Market Cap ($ x 1,000,000)	$823
Price/Earnings Ratio (P/E)	48.9
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate[2]	36%

Top Holdings[3]

Security	% of Net Assets
❶ UnitedGlobalCom, Inc., Class A	0.4%
❷ MGI Pharma, Inc.	0.3%
❸ United Defense Industries, Inc.	0.3%
❹ Onyx Pharmaceuticals, Inc.	0.2%
❺ Pediatrix Medical Group, Inc.	0.2%
❻ Ask Jeeves, Inc.	0.2%
❼ Hughes Supply, Inc.	0.2%
❽ Resmed, Inc.	0.2%
❾ Tularik, Inc.	0.2%
❿ Cathay Bancorp., Inc.	0.2%
Total	**2.4%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 21.1% Materials & Services
- 20.6% Finance
- 20.2% Consumer Non-Durables
- 16.6% Technology
- 5.9% Capital Goods
- 5.5% Energy
- 4.0% Consumer Durables
- 3.1% Transportation
- 2.9% Utilities
- 0.1% Other

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Total Stock Market Index Fund

Investor Shares Performance as of 4/30/04

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Investor Shares**
- ■ Benchmark: **Wilshire 5000 Total Market Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months ■	■	1 Year ■	■	3 Years ■	■	Since Inception ■	■
Pre-Liquidation (still own shares)	6.20%	3.29%	25.26%	19.51%	-1.04%	-3.89%	-1.10%	n/a
Post-Liquidation (shares were sold)	4.31%	2.29%	16.75%	12.89%	-0.79%	-3.18%	-0.86%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

- ■ **$9,603 Investor Shares**
- ■ **$9,644 Wilshire 5000 Total Market Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Select Shares**
- ■ Benchmark: **Wilshire 5000 Total Market Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		3 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	6.24%	3.29%	25.43%	19.51%	-0.92%	-3.89%	-1.00%	n/a
Post-Liquidation (shares were sold)	4.37%	2.29%	16.90%	12.89%	-0.68%	-3.18%	-0.76%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

- ■ $48,345 **Select Shares**
- ■ $48,221 **Wilshire 5000 Total Market Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Total Stock Market Index Fund

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	3,088
Weighted Average Market Cap ($ x 1,000,000)	$70,892
Price/Earnings Ratio (P/E)	21.4
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate[2]	0%

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	2.3%
❷ Microsoft Corp.	2.1%
❸ Exxon Mobil Corp.	2.1%
❹ Pfizer, Inc.	2.0%
❺ Citigroup, Inc.	1.9%
❻ Wal-Mart Stores, Inc.	1.8%
❼ American International Group, Inc.	1.4%
❽ Intel Corp.	1.2%
❾ Bank of America Corp.	1.2%
❿ Johnson & Johnson	1.2%
Total	**17.2%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



29.4%	Consumer Non-Durables
22.0%	Finance
17.6%	Technology
10.2%	Materials & Services
6.1%	Energy
5.9%	Utilities
4.3%	Capital Goods
2.0%	Consumer Durables
1.7%	Transportation
0.8%	Other

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Rounded to the nearest whole number. Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab International Index Fund

Investor Shares Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Investor Shares**
- ■ Benchmark: **Schwab International Index®**
- ■ Fund Category: **Morningstar Foreign Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		10 Years	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	11.51%	8.15%	36.34%	32.58%	-1.82%	-1.72%	3.99%	2.96%
Post-Liquidation (shares were sold)	8.10%	5.51%	24.37%	21.46%	-1.39%	-1.02%	3.61%	3.11%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $15,286 **Investor Shares**
- ■ $16,118 **Schwab International Index®**
- □ $14,635 **MSCI-EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Select Shares**
- ■ Benchmark: **Schwab International Index®**
- ■ Fund Category: **Morningstar Foreign Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
Pre-Liquidation (still own shares)	11.56%	8.15%	36.63%	32.58%	-1.75%	-1.72%	1.50%	n/a
Post-Liquidation (shares were sold)	8.17%	5.51%	24.62%	21.46%	-1.32%	-1.02%	1.43%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $56,935 **Select Shares**
- ■ $58,470 **Schwab International Index®**
- □ $58,034 **MSCI-EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Top Holdings[2]

Security	% of Net Assets
❶ BP PLC	3.1%
❷ Vodafone Group PLC	2.7%
❸ HSBC Holdings PLC	2.5%
❹ GlaxoSmithKline PLC	2.0%
❺ Total Fina Elf SA	1.9%
❻ Novartis AG, Registered	1.7%
❼ Nestle SA, Registered	1.6%
❽ Royal Dutch Petroleum Co.	1.6%
❾ Toyota Motor Corp.	1.6%
❿ Royal Bank of Scotland Group PLC	1.3%
Total	**20.0%**

Statistics

Number of Holdings	359
Weighted Average Market Cap ($ x 1,000,000)	$52,737
Price/Earnings Ratio (P/E)	22.8
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate[3]	1%

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



27.1%	**Finance**
23.4%	**Materials & Services**
18.7%	**Consumer Non-Durables**
10.7%	**Utilities**
7.6%	**Transportation**
4.6%	**Energy**
2.8%	**Technology**
2.6%	**Consumer Durables**
2.5%	**Capital Goods**

Country Weightings % of Portfolio

This chart shows the fund's country composition as of the report date.



27.4%	**United Kingdom**
19.3%	**Japan**
10.9%	**France**
8.3%	**Switzerland**
7.1%	**Germany**
5.4%	**Netherlands**
5.2%	**Canada**
3.9%	**Australia**
3.8%	**Spain**
8.7%	**Other**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

[3] Not annualized.

Schwab S&P 500 Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	16.36	13.79	16.45	22.15	21.17	17.05
Income or loss from investment operations:						
Net investment income	0.11	0.20	0.20	0.17	0.17	0.17
Net realized and unrealized gains or losses	0.87	2.57	(2.68)	(5.70)	1.06	4.10
Total income or loss from investment operations	0.98	2.77	(2.48)	(5.53)	1.23	4.27
Less distributions:						
Dividends from net investment income	(0.21)	(0.20)	(0.18)	(0.17)	(0.18)	(0.15)
Distributions from net realized gains	–	–	–	–	(0.07)	–
Total distributions	(0.21)	(0.20)	(0.18)	(0.17)	(0.25)	(0.15)
Net asset value at end of period	17.13	16.36	13.79	16.45	22.15	21.17
Total return (%)	6.06[1]	20.39	(15.32)	(25.11)	5.81	25.20
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.37[2]	0.36	0.35	0.35	0.36[3]	0.35
Gross operating expenses	0.45[2]	0.46	0.46	0.46	0.52	0.62
Net investment income	1.31[2]	1.45	1.21	0.95	0.81	1.01
Portfolio turnover rate	2[1]	3	8	4	9	3
Net assets, end of period ($ x 1,000,000)	3,800	3,510	2,760	3,070	3,617	3,183

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

Financial Highlights

Select Shares	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	16.41	13.83	16.50	22.21	21.23	17.09
Income or loss from investment operations:						
Net investment income	0.12	0.24	0.22	0.20	0.20	0.20
Net realized and unrealized gains or losses	0.88	2.57	(2.69)	(5.71)	1.06	4.12
Total income or loss from investment operations	1.00	2.81	(2.47)	(5.51)	1.26	4.32
Less distributions:						
Dividends from net investment income	(0.23)	(0.23)	(0.20)	(0.20)	(0.21)	(0.18)
Distributions from net realized gains	–	–	–	–	(0.07)	–
Total distributions	(0.23)	(0.23)	(0.20)	(0.20)	(0.28)	(0.18)
Net asset value at end of period	17.18	16.41	13.83	16.50	22.21	21.23
Total return (%)	6.16[1]	20.62	(15.20)	(24.97)	5.94	25.42
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.19[2]	0.19	0.19	0.19	0.20[3]	0.19
Gross operating expenses	0.30[2]	0.31	0.31	0.31	0.36	0.47
Net investment income	1.49[2]	1.63	1.37	1.11	0.98	1.17
Portfolio turnover rate	2[1]	3	8	4	9	3
Net assets, end of period ($ x 1,000,000)	4,018	3,692	3,029	3,563	4,357	3,750

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.19% if certain non-routine expenses (proxy fees) had not been included.

e.Shares	11/1/03– 4/30/04*	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	16.37	13.79	16.46	22.17	21.21	17.08
Income or loss from investment operations:						
Net investment income	0.12	0.23	0.23	0.20	0.20	0.20
Net realized and unrealized gains or losses	0.87	2.56	(2.71)	(5.71)	1.04	4.09
Total income or loss from investment operations	0.99	2.79	(2.48)	(5.51)	1.24	4.29
Less distributions:						
Dividends from net investment income	(0.22)	(0.21)	(0.19)	(0.20)	(0.21)	(0.16)
Distributions from net realized gains	–	–	–	–	(0.07)	–
Total distributions	(0.22)	(0.21)	(0.19)	(0.20)	(0.28)	(0.16)
Net asset value at end of period	17.14	16.37	13.79	16.46	22.17	21.21
Total return (%)	6.13[1]	20.55	(15.32)	(25.02)	5.84	25.28
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.28[2]	0.28	0.28	0.28	0.29[3]	0.28
Gross operating expenses	0.30[2]	0.31	0.31	0.31	0.36	0.48
Net investment income	1.40[2]	1.54	1.28	1.02	0.88	1.08
Portfolio turnover rate	2[1]	3	8	4	9	3
Net assets, end of period ($ x 1,000,000)	254	246	220	304	441	435

* Unaudited.
[1] Not annualized.
[2] Annualized.
[3] The ratio of net operating expenses would have been 0.28% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ▲ Collateral for open futures contracts
- ▮ Issuer is affiliated with the fund's adviser

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.8%	Common Stock	7,378,765	8,052,162
0.1%	Short-Term Investment	7,073	7,073
0.0%	U.S. Treasury Obligations	844	844
99.9%	**Total Investments**	**7,386,682**	**8,060,079**
8.2%	Collateral Invested for Securities on Loan	663,201	663,201
(8.1)%	Other Assets and Liabilities, Net		(652,365)
100.0%	**Total Net Assets**		**8,070,915**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 99.8% of net assets	
Aerospace / Defense 1.7%	
The Boeing Co. 661,222	28,227
Crane Co. 44,919	1,384
General Dynamics Corp. 156,982	14,697
Goodrich Corp. 92,739	2,670
Lockheed Martin Corp. 352,596	16,819
Northrop Grumman Corp. 145,372	14,427
Raytheon Co. 323,772	10,445
Rockwell Automation, Inc. 147,698	4,828
Rockwell Collins, Inc. 139,398	4,496
Textron, Inc. 108,629	5,994
United Technologies Corp. 401,913	34,669
	138,656
Air Transportation 1.1%	
Delta Air Lines, Inc. 94,113	585
FedEx Corp. 232,042	16,686
Sabre Holdings Corp. 110,153	2,599
Southwest Airlines Co. 614,218	8,771
United Parcel Service, Inc., Class B 880,769	61,786
	90,427
Alcoholic Beverages 0.5%	
Adolph Coors Co., Class B 28,531	1,875
Anheuser-Busch Cos., Inc. 636,634	32,621
Brown-Forman Corp., Class B 95,468	4,474
	38,970
Apparel 0.3%	
Jones Apparel Group, Inc. 100,343	3,673
Liz Claiborne, Inc. 83,728	2,939
Nike, Inc., Class B 207,117	14,902
Reebok International Ltd. 47,859	1,741
VF Corp. 84,078	3,881
	27,136
Automotive Products / Motor Vehicles 1.2%	
Cooper Tire & Rubber Co. 56,866	1,216
Cummins, Inc. 33,451	2,001
Dana Corp. 115,009	2,318
Danaher Corp. 121,589	11,249
Delphi Corp. 433,000	4,417
Eaton' Corp. 118,896	7,060
Ford Motor Co. 1,430,712	21,976
General Motors Corp. 437,828	20,762
Genuine Parts Co. 136,090	4,872
Goodyear Tire & Rubber Co. 135,681	1,182
Harley-Davidson, Inc. 236,933	13,344
• Navistar International Corp. 54,800	2,474
Visteon Corp. 99,156	1,077
	93,948
Banks 7.4%	
AmSouth Bancorp. 275,065	6,057
❾ Bank of America Corp. 1,598,036	128,626
The Bank of New York Co., Inc. 606,514	17,674

 See financial notes.

Security and Number of Shares	Value ($ x 1,000)
Bank One Corp. 874,615	43,180
BB&T Corp. 429,459	14,812
Comerica, Inc. 137,259	7,087
Fifth Third Bancorp 440,705	23,648
First Horizon National Corp. 96,900	4,260
Huntington Bancshares, Inc. 179,750	3,847
J.P. Morgan Chase & Co. 1,608,324	60,473
KeyCorp, Inc. 329,765	9,794
M&T Bank Corp. 93,704	7,965
Marshall & Ilsley Corp. 177,996	6,545
Mellon Financial Corp. 335,413	9,941
National City Corp. 475,473	16,485
North Fork Bancorp., Inc. 119,300	4,428
Northern Trust Corp. 171,112	7,234
PNC Financial Services Group, Inc. 215,427	11,439
Regions Financial Corp. 174,436	6,055
SouthTrust Corp. 259,207	8,056
State Street Corp. 264,511	12,908
SunTrust Banks, Inc. 222,349	15,131
Synovus Financial Corp. 235,632	5,624
U.S. Bancorp 1,504,491	38,575
Union Planters Corp. 149,052	4,143
Wachovia Corp. 1,027,321	47,000
Wells Fargo & Co. 1,321,957	74,638
Zions Bancorp. 70,147	3,965
	599,590

Business Machines & Software 8.8%

Security and Number of Shares	Value ($ x 1,000)
Adobe Systems, Inc. 187,789	7,763
• Apple Computer, Inc. 288,676	7,428
Autodesk, Inc. 87,954	2,946
• BMC Software, Inc. 176,808	3,059
• Cisco Systems, Inc. 5,375,783	112,193
• Compuware Corp. 296,522	2,268
• Comverse Technology, Inc. 148,815	2,435
• Dell, Inc. 2,000,832	69,449
• EMC Corp. 1,895,155	21,150
• Gateway, Inc. 290,537	1,400
Hewlett-Packard Co. 2,383,978	46,964

Security and Number of Shares	Value ($ x 1,000)
International Business Machines Corp. 1,328,593	117,142
• Lexmark International, Inc., Class A 100,530	9,094
▲❷ Microsoft Corp. 8,439,190	219,166
• NCR Corp. 73,899	3,303
• Network Appliance, Inc. 270,447	5,036
• Novell, Inc. 291,365	2,809
• Oracle Corp. 4,090,649	45,897
Pitney Bowes, Inc. 183,015	8,007
• Siebel Systems, Inc. 384,366	3,951
• Sun Microsystems, Inc. 2,575,758	10,045
• Unisys Corp. 260,027	3,388
• Xerox Corp. 625,160	8,396
	713,289

Business Services 4.3%

Security and Number of Shares	Value ($ x 1,000)
• Affiliated Computer Services, Inc., Class A 106,375	5,159
• Allied Waste Industries, Inc. 247,115	3,111
• Apollo Group, Inc., Class A 136,300	12,387
Automatic Data Processing, Inc. 463,682	20,314
• Cendant Corp. 787,454	18,647
• Cintas Corp. 134,305	6,038
• Citrix Systems, Inc. 130,566	2,487
Computer Associates International, Inc. 456,066	12,227
• Computer Sciences Corp. 146,718	6,002
• Convergys Corp. 110,751	1,608
Deluxe Corp. 38,466	1,589
• eBay, Inc. 505,070	40,315
Electronic Data Systems Corp. 376,521	6,886
Equifax, Inc. 107,607	2,637
First Data Corp. 693,388	31,473
• Fiserv, Inc. 152,764	5,585
H&R Block, Inc. 138,187	6,234
IMS Health, Inc. 187,907	4,745
• Interpublic Group of Cos., Inc. 325,157	5,102
• Intuit, Inc. 157,279	6,680
• Mercury Interactive Corp. 70,943	3,019
• Monster Worldwide, Inc. 87,965	2,253
Omnicom Group, Inc. 147,364	11,717

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Parametric Technology Corp. 206,030	944
Paychex, Inc. 297,062	11,074
• PeopleSoft, Inc. 284,601	4,804
• Robert Half International, Inc. 132,524	3,614
• Sungard Data Systems, Inc. 222,305	5,795
• Symantec Corp. 245,302	11,051
Tyco International Ltd. 1,562,900	42,902
• Veritas Software Corp. 332,242	8,861
Waste Management, Inc. 450,805	12,803
• Yahoo!, Inc. 519,229	26,200
	344,263

Chemicals 1.4%

Security and Number of Shares	Value ($ x 1,000)
Air Products & Chemicals, Inc. 179,301	8,931
Dow Chemical Co. 727,450	28,872
E.I. du Pont de Nemours & Co. 781,438	33,563
Eastman Chemical Co. 59,183	2,519
Ecolab, Inc. 198,798	5,924
Great Lakes Chemical Corp. 38,937	978
• Hercules, Inc. 82,003	911
• Monsanto Co. 209,498	7,246
PPG Industries, Inc. 132,163	7,839
Praxair, Inc. 253,588	9,269
Rohm & Haas Co. 174,959	6,785
Sigma-Aldrich Corp. 54,726	3,100
	115,937

Construction 0.4%

Security and Number of Shares	Value ($ x 1,000)
Centex Corp. 97,736	4,686
Fluor Corp. 64,302	2,454
KB Home 36,866	2,541
Masco Corp. 352,973	9,887
Pulte Homes, Inc. 97,150	4,777
The Sherwin-Williams Co. 114,364	4,352
The Stanley Works 65,640	2,790
Vulcan Materials Co. 78,918	3,649
	35,136

Consumer Durables 0.2%

Security and Number of Shares	Value ($ x 1,000)
Black & Decker Corp. 62,086	3,592
Leggett & Platt, Inc. 150,312	3,397

Security and Number of Shares	Value ($ x 1,000)
Maytag Corp. 61,971	1,729
Newell Rubbermaid, Inc. 213,537	5,048
Whirlpool Corp. 53,431	3,500
	17,266

Containers 0.1%

Security and Number of Shares	Value ($ x 1,000)
Ball Corp. 44,056	2,908
Bemis Co. 81,458	2,200
• Pactiv Corp. 122,064	2,801
• Sealed Air Corp. 65,771	3,228
	11,137

Electronics 5.4%

Security and Number of Shares	Value ($ x 1,000)
• ADC Telecommunications, Inc. 632,138	1,580
• Advanced Micro Devices, Inc. 272,013	3,868
• Agilent Technologies, Inc. 370,875	10,017
• Altera Corp. 294,881	5,901
American Power Conversion Corp. 153,555	2,865
Analog Devices, Inc. 291,783	12,430
• Andrew Corp. 120,024	2,034
• Applied Materials, Inc. 1,317,642	24,021
• Applied Micro Circuits Corp. 238,073	1,050
• Broadcom Corp., Class A 237,433	8,966
• CIENA Corp. 365,772	1,514
❽ Intel Corp. 5,071,605	130,492
ITT Industries, Inc. 72,010	5,710
• Jabil Circuit, Inc. 157,319	4,152
• JDS Uniphase Corp. 1,107,285	3,366
• KLA-Tencor Corp. 155,010	6,459
Linear Technology Corp. 243,108	8,662
• LSI Logic Corp. 293,990	2,187
• Lucent Technologies, Inc. 3,338,204	11,250
Maxim Integrated Products, Inc. 256,749	11,808
• Micron Technology, Inc. 477,135	6,499
Molex, Inc. 146,907	4,375
Motorola, Inc. 1,834,252	33,475
• National Semiconductor Corp. 139,054	5,672
• Novellus Systems, Inc. 119,539	3,462
• Nvidia Corp. 125,865	2,585
PerkinElmer, Inc. 97,208	1,871

Security and Number of Shares	Value ($ x 1,000)
• PMC – Sierra, Inc. 133,386	1,621
• Power-One, Inc. 62,573	538
• QLogic Corp. 74,738	2,017
Qualcomm, Inc. 629,918	39,345
• Sanmina – SCI Corp. 406,629	4,074
Scientific – Atlanta, Inc. 117,199	3,796
• Solectron Corp. 648,709	3,179
Symbol Technologies, Inc. 178,827	2,146
Tektronix, Inc. 65,499	1,939
• Tellabs, Inc. 322,453	2,815
• Teradyne, Inc. 148,524	3,027
Texas Instruments, Inc. 1,355,447	34,022
• Thermo Electron Corp. 127,063	3,710
• Thomas & Betts Corp. 44,556	1,071
• Waters Corp. 96,300	4,155
• Xilinx, Inc. 270,166	9,086
	432,812

Energy: Raw Materials 1.6%

Anadarko Petroleum Corp. 195,717	10,486
Apache Corp. 252,380	10,567
Baker Hughes, Inc. 264,086	9,687
• BJ Services Co. 123,400	5,491
Burlington Resources, Inc. 154,522	10,395
Devon Energy Corp. 182,337	11,159
EOG Resources, Inc. 90,133	4,439
Halliburton Co. 344,508	10,266
• Noble Corp. 103,457	3,844
Occidental Petroleum Corp. 302,110	14,260
• Rowan Cos., Inc. 80,970	1,806
Schlumberger Ltd. 459,787	26,911
Valero Energy Corp. 99,400	6,338
	125,649

Food & Agriculture 3.9%

Archer-Daniels-Midland Co. 505,107	8,870
Campbell Soup Co. 322,209	8,903
The Coca-Cola Co. 1,912,219	96,701
Coca-Cola Enterprises, Inc. 359,639	9,710
ConAgra Foods, Inc. 418,504	12,090

Security and Number of Shares	Value ($ x 1,000)
General Mills, Inc. 295,030	14,383
H.J. Heinz Co. 274,171	10,471
Hershey Foods Corp. 101,553	9,027
Kellogg Co. 322,527	13,836
McCormick & Co., Inc. 106,601	3,641
The Pepsi Bottling Group, Inc. 205,842	6,025
PepsiCo, Inc. 1,336,294	72,815
Sara Lee Corp. 617,438	14,250
Supervalu, Inc. 102,901	3,168
Sysco Corp. 505,610	19,340
Wm. Wrigley Jr. Co. 174,311	10,755
	313,985

Gold 0.2%

Newmont Mining Corp. 338,551	**12,662**

Healthcare / Drugs & Medicine 13.5%

Abbott Laboratories 1,221,333	53,763
Allergan, Inc. 102,596	9,034
AmerisourceBergen Corp. 89,453	5,178
• Amgen, Inc. 1,006,839	56,655
• Anthem, Inc. 108,740	9,632
Applied Biosystems Group – Applera Corp. 161,833	3,005
Bausch & Lomb, Inc. 39,537	2,484
Baxter International, Inc. 475,802	15,059
Becton Dickinson & Co. 198,976	10,058
• Biogen Idec, Inc. 255,518	15,076
Biomet, Inc. 201,056	7,942
• Boston Scientific Corp. 641,532	26,425
Bristol-Myers Squibb Co. 1,521,108	38,180
C.R. Bard, Inc. 41,129	4,371
Cardinal Health, Inc. 340,774	24,962
• Caremark Rx, Inc. 349,244	11,822
• Chiron Corp. 146,078	6,778
Eli Lilly & Co. 877,927	64,800
• Express Scripts, Inc. 60,000	4,640
• Forest Laboratories, Inc. 287,240	18,521
• Genzyme Corp. 177,186	7,718
Guidant Corp. 243,874	15,367

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
HCA, Inc. 387,922	15,761
Health Management Associates, Inc., Class A 190,429	4,405
• Humana, Inc. 124,343	2,026
⑩ Johnson & Johnson 2,321,356	125,423
• King Pharmaceuticals, Inc. 187,724	3,238
Manor Care, Inc. 71,759	2,328
McKesson Corp. 227,183	7,465
• Medco Health Solutions, Inc. 212,639	7,527
• Medimmune, Inc. 193,581	4,692
Medtronic, Inc. 947,824	47,827
Merck & Co., Inc. 1,738,242	81,697
Mylan Laboratories, Inc. 209,700	4,804
❹ Pfizer, Inc. 5,961,311	213,177
• Quest Diagnostics 81,055	6,837
Schering-Plough Corp. 1,148,084	19,207
• St. Jude Medical, Inc. 134,142	10,230
Stryker Corp. 157,897	15,621
• Tenet Healthcare Corp. 360,505	4,240
UnitedHealth Group, Inc. 488,166	30,012
• Watson Pharmaceuticals, Inc. 83,237	2,964
• WellPoint Health Networks, Inc. 123,422	13,785
Wyeth 1,043,082	39,710
• Zimmer Holdings, Inc. 190,692	15,227
	1,089,673

Household Products 2.4%

Alberto-Culver Co., Class B 70,426	3,321
Avon Products, Inc. 185,527	15,584
Clorox Co. 165,110	8,549
Colgate-Palmolive Co. 415,539	24,051
The Gillette Co. 789,877	32,322
International Flavors & Fragrances, Inc. 72,428	2,626
▲ Procter & Gamble Co. 1,009,813	106,788
	193,241

Insurance 5.1%

ACE Ltd. 220,000	9,645
Aetna, Inc. 121,847	10,083
AFLAC, Inc. 401,064	16,937
The Allstate Corp. 549,300	25,213

Security and Number of Shares	Value ($ x 1,000)
AMBAC Financial Group, Inc. 83,554	5,765
❼ American International Group, Inc. 2,040,650	146,213
AON Corp. 246,426	6,422
Chubb Corp. 146,077	10,079
CIGNA Corp. 108,571	7,004
Cincinnati Financial Corp. 133,568	5,475
Hartford Financial Services Group, Inc. 227,367	13,888
Jefferson-Pilot Corp. 110,614	5,485
Lincoln National Corp. 141,597	6,355
Loews Corp. 146,787	8,515
Marsh & McLennan Cos., Inc. 415,520	18,740
MBIA, Inc. 113,393	6,678
Metlife, Inc. 594,118	20,497
MGIC Investment Corp. 77,579	5,711
• Principal Financial Group, Inc. 250,724	8,851
The Progressive Corp. 170,968	14,963
Prudential Financial, Inc. 423,600	18,613
Safeco Corp. 108,621	4,756
St. Paul Cos., Inc. 517,355	21,041
Torchmark Corp. 90,710	4,720
UnumProvident Corp. 230,026	3,577
XL Capital Ltd., Class A 108,565	8,289
	413,515

Media 3.6%

Clear Channel Communications, Inc. 483,722	20,070
• Comcast Corp., Class A 1,759,010	52,946
Dow Jones & Co., Inc. 64,009	2,950
Gannett Co., Inc. 213,769	18,529
Knight-Ridder, Inc. 61,087	4,730
The McGraw-Hill Cos., Inc. 148,062	11,676
Meredith Corp. 39,218	1,998
New York Times Co., Class A 117,850	5,399
R.R. Donnelley & Sons Co. 167,196	4,919
• Time Warner, Inc. 3,557,976	59,845
Tribune Co. 258,439	12,374
• Univision Communications, Inc., Class A 251,484	8,513
Viacom, Inc., Class B 1,368,169	52,880
The Walt Disney Co. 1,604,605	36,954
	293,783

Security and Number of Shares	Value ($ x 1,000)
Miscellaneous 0.7%	
3M Co. 612,276	**52,950**
Miscellaneous Finance 7.8%	
American Express Co. 1,003,981	49,145
The Bear Stearns Cos., Inc. 81,229	6,510
Capital One Financial Corp. 181,711	11,908
▪The Charles Schwab Corp. 1,063,150	10,940
Charter One Financial, Inc. 173,453	5,788
❺Citigroup, Inc. 4,025,639	193,593
Countrywide Financial Corp. 217,331	12,888
•E·TRADE Group, Inc. 285,500	3,243
Fannie Mae 758,727	52,140
Federated Investors, Inc., Class B 85,300	2,508
Franklin Resources, Inc. 193,688	10,620
Freddie Mac 537,902	31,413
Golden West Financial Corp. 120,305	12,645
Goldman Sachs Group, Inc. 377,500	36,523
Janus Capital Group, Inc. 186,007	2,827
Lehman Brothers Holdings, Inc. 217,704	15,979
MBNA Corp. 1,001,693	24,421
Merrill Lynch & Co., Inc. 759,334	41,179
Moody's Corp. 116,409	7,510
Morgan Stanley 858,439	44,115
•Providian Financial Corp. 223,272	2,708
SLM Corp. 351,683	13,473
T. Rowe Price Group, Inc. 99,307	5,092
Washington Mutual, Inc. 701,921	27,649
	624,817
Non-durables & Entertainment 1.2%	
Darden Restaurants, Inc. 126,412	2,865
•Electronic Arts, Inc. 234,756	11,883
Fortune Brands, Inc. 112,791	8,600
Hasbro, Inc. 133,312	2,518
International Game Technology 272,552	10,286
Mattel, Inc. 335,693	5,694
McDonald's Corp. 988,796	26,925
•Starbucks Corp. 309,259	12,018
Wendy's International, Inc. 89,337	3,484
•Yum! Brands, Inc. 229,498	8,902
	93,175

Security and Number of Shares	Value ($ x 1,000)
Non-Ferrous Metals 0.4%	
Alcoa, Inc. 683,687	21,024
Engelhard Corp. 95,939	2,786
Freeport-McMoran Copper & Gold, Inc., Class B 134,615	4,106
•Phelps Dodge Corp. 72,480	4,771
	32,687
Oil: Domestic 1.0%	
Amerada Hess Corp. 70,261	4,998
Ashland, Inc. 53,145	2,546
ConocoPhillips 533,248	38,021
Kerr-McGee Corp. 77,570	3,796
Marathon Oil Corp. 265,479	8,909
•Nabors Industries Ltd. 115,107	5,106
Sunoco, Inc. 59,302	3,730
•Transocean, Inc. 249,199	6,920
Unocal Corp. 201,422	7,259
	81,285
Oil: International 3.7%	
ChevronTexaco Corp. 838,357	76,710
❸Exxon Mobil Corp. 5,126,147	218,117
	294,827
Optical & Photo 0.2%	
•Corning, Inc. 1,052,175	11,606
Eastman Kodak Co. 224,974	5,802
	17,408
Paper & Forest Products 0.9%	
Boise Cascade Corp. 66,153	2,231
Georgia-Pacific Corp. 197,318	6,926
International Paper Co. 376,813	15,193
Kimberly-Clark Corp. 391,300	25,611
•Louisiana-Pacific Corp. 83,408	1,968
MeadWestvaco Corp. 155,777	4,073
Temple-Inland, Inc. 41,926	2,590
Weyerhaeuser Co. 172,097	10,188
	68,780

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Producer Goods & Manufacturing 4.8%	
• American Standard Cos., Inc. 55,900	5,880
Avery Dennison Corp. 87,772	5,638
Caterpillar, Inc. 271,101	21,073
Cooper Industries Ltd., Class A 72,442	3,978
Deere & Co. 190,292	12,947
Dover Corp. 157,706	6,313
Emerson Electric Co. 328,181	19,763
▲❶ General Electric Co. 7,972,970	238,790
Honeywell International, Inc. 671,080	23,206
Illinois Tool Works, Inc. 242,165	20,877
Ingersoll-Rand Co., Class A 136,964	8,841
Johnson Controls, Inc. 147,168	8,074
• Millipore Corp. 37,784	1,981
Pall Corp. 96,974	2,306
Parker Hannifin Corp. 91,418	5,054
Snap-On, Inc. 44,189	1,493
W.W. Grainger, Inc. 72,199	3,783
	389,997
Railroad & Shipping 0.4%	
Burlington Northern Santa Fe Corp. 292,277	9,557
CSX Corp. 167,740	5,160
Norfolk Southern Corp. 302,882	7,215
Union Pacific Corp. 201,337	11,865
	33,797
Real Property 0.4%	
Apartment Investment & Management Co., Class A 72,500	2,042
Equity Office Properties Trust 314,006	7,904
Equity Residential 217,429	5,971
Plum Creek Timber Co., Inc. 144,500	4,271
ProLogis 142,400	4,189
Simon Property Group, Inc. 159,700	7,699
	32,076
Retail 6.7%	
Albertson's, Inc. 286,510	6,693
• Autonation, Inc. 214,100	3,644

Security and Number of Shares	Value ($ x 1,000)
• AutoZone, Inc. 68,977	6,040
• Bed, Bath & Beyond, Inc. 234,687	8,712
Best Buy Co., Inc. 255,472	13,859
• Big Lots, Inc. 87,567	1,240
Circuit City Stores, Inc. 158,574	1,852
• Costco Wholesale Corp. 357,933	13,405
CVS Corp. 311,627	12,038
Dillards, Inc., Class A 62,888	1,058
Dollar General Corp. 260,124	4,880
Family Dollar Stores, Inc. 132,990	4,274
Federated Department Stores, Inc. 142,646	6,990
The Gap, Inc. 699,936	15,406
Home Depot, Inc. 1,778,011	62,568
J.C. Penney Co., Inc. Holding Co. 212,006	7,179
• Kohl's Corp. 267,771	11,190
• Kroger Co. 581,385	10,174
Limited Brands, Inc. 363,498	7,503
Lowe's Cos., Inc. 613,519	31,940
The May Department Stores Co. 225,801	6,955
Nordstrom, Inc. 108,076	3,851
• Office Depot, Inc. 243,533	4,264
RadioShack Corp. 130,108	4,002
• Safeway, Inc. 345,477	7,929
Sears, Roebuck & Co. 174,110	6,973
• Staples, Inc. 389,842	10,042
Target Corp. 711,815	30,871
Tiffany & Co. 113,553	4,429
TJX Cos., Inc. 392,966	9,655
• Toys 'R' Us, Inc. 166,616	2,574
▲❻ Wal-Mart Stores, Inc. 3,381,741	192,759
Walgreen Co. 802,744	27,679
Winn-Dixie Stores, Inc. 105,395	803
	543,431
Steel 0.1%	
Allegheny Technologies, Inc. 60,584	619
Nucor Corp. 62,905	3,737

Security and Number of Shares	Value ($ x 1,000)
United States Steel Corp. 87,046	2,492
Worthington Industries, Inc. 69,657	1,257
	8,105
Telephone 3.6%	
Alltel Corp. 243,668	12,266
AT&T Corp. 621,840	10,665
• AT&T Wireless Services, Inc. 2,134,931	29,483
• Avaya, Inc. 331,475	4,535
BellSouth Corp. 1,435,308	37,045
CenturyTel, Inc. 113,133	3,267
• Citizens Communications Co. 218,457	2,849
• Nextel Communications, Inc., Class A 860,271	20,526
• Qwest Communications International, Inc. 1,381,642	5,554
SBC Communications, Inc. 2,584,833	64,362
Sprint Corp. (FON Group) 1,110,436	19,866
Verizon Communications, Inc. 2,158,022	81,444
	291,862
Tobacco 1.2%	
Altria Group, Inc. 1,599,865	88,600
R.J. Reynolds Tobacco Holdings, Inc. 67,900	4,398
UST, Inc. 127,974	4,762
	97,760
Travel & Recreation 0.6%	
Brunswick Corp. 73,572	3,025
Carnival Corp. 491,712	20,981
Harrah's Entertainment, Inc. 86,097	4,579
Hilton Hotels Corp. 296,097	5,179
Marriott International, Inc., Class A 182,134	8,589
Starwood Hotels & Resorts Worldwide, Inc. 161,921	6,443
	48,796
Trucking & Freight 0.1%	
Paccar, Inc. 134,955	7,620
Ryder Systems, Inc. 50,813	1,869
	9,489

Security and Number of Shares	Value ($ x 1,000)
Utilities: Electric & Gas 2.9%	
• The AES Corp. 481,690	4,176
• Allegheny Energy, Inc. 99,242	1,367
Ameren Corp. 141,580	6,190
American Electric Power Co., Inc. 307,485	9,360
• Calpine Corp. 317,541	1,378
Centerpoint Energy, Inc. 235,015	2,536
Cinergy Corp. 140,058	5,314
• CMS Energy Corp. 123,846	1,029
Consolidated Edison, Inc. 175,470	7,231
Constellation Energy Group, Inc. 132,786	5,110
Dominion Resources, Inc. 254,282	16,226
DTE Energy Co. 134,383	5,244
Duke Energy Corp. 708,612	14,923
• Dynegy, Inc., Class A 291,051	1,153
Edison International 255,377	5,976
El Paso Corp. 502,325	3,521
Entergy Corp. 178,608	9,752
Exelon Corp. 258,396	17,297
FirstEnergy Corp. 258,545	10,109
FPL Group, Inc. 143,198	9,110
KeySpan Corp. 126,365	4,568
Kinder Morgan, Inc. 96,339	5,801
Nicor, Inc. 35,789	1,216
NiSource, Inc. 204,355	4,120
Peoples Energy Corp. 27,820	1,163
• PG&E Corp. 328,320	9,035
Pinnacle West Capital Corp. 70,250	2,744
PPL Corp. 138,648	5,941
Progress Energy, Inc. 193,355	8,270
Public Service Enterprise Group, Inc. 185,439	7,955
Sempra Energy 178,781	5,676
The Southern Co. 575,055	16,539
TECO Energy, Inc. 142,669	1,816
TXU Corp. 253,950	8,670
Williams Cos., Inc. 399,773	4,118
Xcel Energy, Inc. 311,475	5,211
	229,845

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)

Short-Term Investment
0.1% of net assets

Provident Institutional TempFund 7,072,638	**7,073**

Security Rate, Maturity Date	Face Amount ($ x 1,000)

U.S. Treasury Obligations
0.0% of net assets

▲ U.S. Treasury Bills, 0.90%-0.92%, 06/17/04	844	**844**

End of investments.

Collateral Invested for Securities on Loan
8.2% of net assets

Commercial Paper & Other Corporate Obligations 4.3%

	Face Amount	Value
American Express Credit Corp. 1.07%, 05/13/04	16,235	16,235
Bank of America 1.05%, 09/20/04	9,486	9,486
Canadian Imperial Bank Corp.		
1.72%, 05/25/05	18,682	18,678
1.06%, 05/28/04	41,306	41,300
1.04%, 01/31/05	35,113	35,108
Concord Minutemen Capital Corp. 1.04%, 05/20/04	20,215	20,198
Credit Lyonnais 1.08%, 09/30/04	5,490	5,490
Crown Point Funding Corp. 1.04%, 05/10/04	23,119	23,101
Fairway Finance Corp. 1.04%, 05/13/04	989	988

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Foreningssparbanken AB 1.06%, 05/17/04	64,980	64,971
General Electric Capital Corp. 1.06%, 05/10/04	17,713	17,730
Societe Generale 1.14%, 05/03/04	11,658	11,655
Svenska Handelsbanken 1.39%, 10/27/04	19,082	19,080
Westdeutsche Landesbank AG		
1.50%, 01/10/05	12,314	12,311
1.05%, 09/23/04	18,694	18,690
1.05%, 09/29/04	22,626	22,620
1.05%, 10/12/04	11,613	11,612
		349,253

Short-Term Investment 0.5%

	Face Amount	Value
Deutche Bank, Time Deposit 1.04%, 05/03/04	43,647	**43,647**

Security and Number of Shares	

Other Investment Companies 3.4%

Institutional Money Market Trust 270,300,842	**270,301**

End of collateral invested from securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $633,780 of securities on loan)	$8,060,079
Collateral invested for securities on loan	663,201
Receivables:	
Fund shares sold	6,568
Interest	7
Dividends	8,995
Investments sold	11,114
Income from securities on loan	80
Prepaid expenses	+ 106
Total assets	**8,750,150**

Liabilities

Collateral invested for securities on loan	663,201
Payables:	
Fund shares redeemed	4,432
Interest expense	2
Investments bought	11,013
Due to brokers for futures	72
Investment adviser and administrator fees	68
Transfer agent and shareholder service fees	44
Accrued expenses	+ 403
Total liabilities	**679,235**

Net Assets

Total assets	8,750,150
Total liabilities	− 679,235
Net assets	**$8,070,915**

Net Assets by Source

Capital received from investors	8,106,930
Net investment income not yet distributed	34,390
Net realized capital losses	(743,692)
Net unrealized capital gains	673,287

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$3,799,523		221,767		$17.13
Select Shares	$4,017,675		233,799		$17.18
e.Shares	$253,717		14,806		$17.14

Unless stated, all numbers x 1,000.

The fund paid $7,386,682 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$366,220
Sales/maturities	$144,385

The fund's total security transactions with other SchwabFunds® during the period were $1,168.

These derive from investments and futures. As of the report date, the fund had thirty-six open S&P 500 futures contracts due to expire on June 18, 2004, with an aggregate contract value of $9,955 and net unrealized losses of $110.

Federal Tax Data

Portfolio Cost	$7,575,524

Net unrealized gains and losses:	
Gains	$1,787,522
Losses	+(1,302,967)
	$484,555

As of October 31, 2003:

Undistributed earnings:	
Ordinary income	$80,917
Long-term capital gains	$—

Unused capital losses:	
Expires 10/31 of:	Loss amount
2008	$26,504
2009	50,224
2010	400,268
2011	+ 72,382
	$549,378

See financial notes.   35

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$66,060
Interest	44
Securities on loan	+ 627
Total investment income	**66,731**

Net Realized Gains and Losses

Net realized losses on investments sold	(112,970)
Net realized gains on futures contracts	+ 890
Net realized losses	**(112,080)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	512,732
Net unrealized losses on futures contracts	+ (494)
Net unrealized gains	**512,238**

Expenses

Investment adviser and administrator fees	6,845
Transfer agent and shareholder service fees:	
Investor Shares	4,696
Select Shares	1,976
e.Shares	128
Trustees' fees	26
Custodian fees	101
Portfolio accounting fees	553
Professional fees	34
Registration fees	81
Shareholder reports	342
Interest expense	7
Other expenses	+ 65
Total expenses	14,854
Expense reduction	− 3,784
Net expenses	**11,070**

Increase in Net Assets from Operations

Total investment income	66,731
Net expenses	− 11,070
Net investment income	**55,661**
Net realized losses	(112,080)
Net unrealized gains	+ 512,238
Increase in net assets from operations	**$455,819**

Calculated as a percentage of average daily net assets: 0.20% of the first $500 million and 0.17% of the assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, 0.05%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $878 from the investment adviser (CSIM) and $2,906 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.37
Select Shares	0.19
e.Shares	0.28

This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $400,158.

Statements of

Changes in net assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income	$55,661	$99,392
Net realized losses	(112,080)	(59,341)
Net unrealized gains	+ 512,238	1,201,943
Increase in net assets from operations	**455,819**	**1,241,994**

Distributions Paid

	11/1/03–4/30/04	11/1/02–10/31/03
Dividends from net investment income		
Investor Shares	46,375	40,628
Select Shares	52,459	49,532
e.Shares	+ 3,356	3,378
Total dividends from net investment income	**$102,190**	**$93,538**

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	28,062	$482,466	50,095	$730,445
Select Shares	30,726	529,624	51,800	753,457
e.Shares	+ 2,097	36,208	4,668	67,061
Total shares sold	**60,885**	**$1,048,298**	**106,563**	**$1,550,963**
Shares Reinvested				
Investor Shares	2,680	$44,333	2,857	$39,062
Select Shares	2,844	47,146	3,300	45,211
e.Shares	+ 182	3,018	224	3,062
Total shares reinvested	**5,706**	**$94,497**	**6,381**	**$87,335**
Shares Redeemed				
Investor Shares	(23,530)	($404,419)	(38,573)	($558,964)
Select Shares	(24,715)	(425,815)	(49,150)	(705,422)
e.Shares	+ (2,480)	(42,659)	(5,869)	(84,347)
Total shares redeemed	**(50,725)**	**($872,893)**	**(93,592)**	**($1,348,733)**
Net transactions in fund shares	**15,866**	**$269,902**	**19,352**	**$289,565**

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	454,506	$7,447,384	435,154	$6,009,363
Total increase	+ 15,866	623,531	19,352	1,438,021
End of period	**470,372**	**$8,070,915**	**454,506**	**$7,447,384**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary Income	$93,538
Long-term capital gains	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

	Current period	Prior period
Investor Shares	$140	$236
Select Shares	126	302
e.Shares	+ 7	+ 22
Total	**$273**	**$560**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $34,390 and $80,919 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios	
All Equity Portfolio	2.5%
Growth Portfolio	1.8%
Balanced Portfolio	1.1%
Conservative Portfolio	0.5%

See financial notes. 37

Schwab 1000 Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	30.25	25.25	29.57	39.95	37.12	29.90
Income or loss from investment operations:						
Net investment income	0.17	0.33	0.31	0.26	0.26	0.26
Net realized and unrealized gains or losses	1.58	4.99	(4.36)	(10.40)	2.83	7.21
Total income or loss from investment operations	1.75	5.32	(4.05)	(10.14)	3.09	7.47
Less distributions:						
Dividends from net investment income	(0.34)	(0.32)	(0.27)	(0.24)	(0.26)	(0.25)
Net asset value at end of period	31.66	30.25	25.25	29.57	39.95	37.12
Total return (%)	5.84[1]	21.34	(13.87)	(25.50)	8.34	25.12
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.51[2]	0.49	0.46	0.46	0.47[3]	0.46
Gross operating expenses	0.51[2]	0.51	0.52	0.51	0.51	0.51
Net investment income	1.11[2]	1.27	1.04	0.78	0.63	0.78
Portfolio turnover rate	3[1]	5	9	8	9	3
Net assets, end of period ($ x 1,000,000)	4,226	3,974	3,223	3,852	5,083	4,925

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.46% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	30.27	25.26	29.58	39.98	37.16	29.93
Income or loss from investment operations:						
Net investment income	0.20	0.37	0.35	0.31	0.29	0.30
Net realized and unrealized gains or losses	1.57	4.99	(4.36)	(10.41)	2.84	7.22
Total income or loss from investment operations	1.77	5.36	(4.01)	(10.10)	3.13	7.52
Less distributions:						
Dividends from net investment income	(0.38)	(0.35)	(0.31)	(0.30)	(0.31)	(0.29)
Net asset value at end of period	31.66	30.27	25.26	29.58	39.98	37.16
Total return (%)	5.89[1]	21.52	(13.77)	(25.40)	8.46	25.29
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.36[2]	0.35	0.35	0.35	0.36[3]	0.35
Gross operating expenses	0.36[2]	0.36	0.37	0.36	0.36	0.37
Net investment income	1.26[2]	1.41	1.15	0.89	0.74	0.89
Portfolio turnover rate	3[1]	5	9	8	9	3
Net assets, end of period ($ x 1,000,000)	2,117	1,996	1,588	1,911	2,159	2,214

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

❚ Issuer is affiliated with the fund's adviser

▸ Security is valued at fair value (see Accounting Policies)

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.8%	Common Stock	4,008,427	6,331,128
0.1%	Short-Term Investment	2,440	2,440
0.0%	U.S. Treasury Obligations	364	365
99.9%	Total Investments	4,011,231	6,333,933
17.2%	Collateral Invested for Securities on Loan	1,093,954	1,093,954
(17.1)%	Other Assets and Liabilities, Net		(1,084,771)
100.0%	Total Net Assets		6,343,116

Security and Number of Shares	Value ($ x 1,000)

Common Stock 99.8% of net assets

Aerospace / Defense 1.5%

Security and Number of Shares	Value
The Boeing Co. 453,182	19,346
Crane Co. 31,950	984
General Dynamics Corp. 106,000	9,923
Goodrich Corp. 62,992	1,814
• L-3 Communications Holdings, Inc. 56,700	3,501
Lockheed Martin Corp. 243,784	11,628
Northrop Grumman Corp. 100,297	9,954
Raytheon Co. 225,200	7,265

Security and Number of Shares	Value ($ x 1,000)
Rockwell Automation, Inc. 100,100	3,272
Rockwell Collins, Inc. 94,900	3,061
Textron, Inc. 72,900	4,023
United Technologies Corp. 277,327	23,922
	98,693

Air Transportation 1.0%

• AMR Corp. 85,500	970
FedEx Corp. 161,960	11,647
• JetBlue Airways Corp. 54,500	1,509
Sabre Holdings Corp. 77,000	1,816
Southwest Airlines Co. 422,225	6,029
United Parcel Service, Inc., Class B 607,000	42,581
	64,552

Alcoholic Beverages 0.4%

Adolph Coors Co., Class B 19,500	1,281
Anheuser-Busch Cos., Inc. 439,000	22,494
Brown-Forman Corp., Class B 64,956	3,044
• Constellation Brands, Inc., Class A 56,500	1,872
	28,691

Apparel 0.4%

• Coach, Inc. 99,628	4,244
Jones Apparel Group, Inc. 67,700	2,478
Liz Claiborne, Inc. 58,600	2,057
Nike, Inc., Class B 142,700	10,267
Reebok International Ltd. 31,600	1,149
• Timberland Co., Class A 18,700	1,173
VF Corp. 57,900	2,673
	24,041

Automotive Products / Motor Vehicles 1.2%

• American Axle & Manufacturing Holdings, Inc. 28,100	1,081
ArvinMeritor, Inc. 36,800	761
BorgWarner, Inc. 14,700	1,205
Carlisle Cos., Inc. 16,600	984
Cooper Tire & Rubber Co. 39,700	849

Security and Number of Shares	Value ($ x 1,000)
Cummins, Inc. 22,600	1,352
Dana Corp. 79,789	1,609
Danaher Corp. 82,300	7,614
Delphi Corp. 300,600	3,066
Donaldson Co., Inc. 46,600	1,278
Eaton Corp. 81,400	4,834
Ford Motor Co. 986,570	15,154
General Motors Corp. 302,734	14,356
Gentex Corp. 41,200	1,620
Genuine Parts Co. 93,275	3,339
Harley-Davidson, Inc. 164,500	9,265
Lear Corp. 36,300	2,200
• Navistar International Corp. 36,800	1,662
Oshkosh Truck Corp. 18,700	957
Polaris Industries, Inc. 23,200	995
Thor Industries, Inc. 30,800	858
	75,039

Banks 7.4%

Security and Number of Shares	Value ($ x 1,000)
AmSouth Bancorp. 188,275	4,146
Associated Banc-Corp. 39,325	1,610
Bancorpsouth, Inc. 41,900	848
❾ Bank of America Corp. 1,098,618	88,428
Bank of Hawaii Corp. 29,950	1,309
The Bank of New York Co., Inc. 416,900	12,148
Bank One Corp. 603,593	29,799
Banknorth Group, Inc. 86,800	2,659
BB&T Corp. 295,181	10,181
City National Corp. 26,300	1,621
The Colonial BancGroup, Inc. 66,800	1,151
Comerica, Inc. 93,974	4,852
Commerce Bancorp, Inc. N.J. 40,600	2,315
Commerce Bancshares, Inc. 36,690	1,647
Compass Bancshares, Inc. 65,212	2,501
Cullen/Frost Bankers, Inc. 27,900	1,208
Doral Financial Corp. 57,900	1,899
Fifth Third Bancorp 304,930	16,363
First Horizon National Corp. 67,400	2,963
First Midwest Bancorp, Inc. Illinois 24,900	840
FirstMerit Corp. 45,300	1,067
FNB Corp. 24,740	485
Fulton Financial Corp. 58,087	1,197
Greater Bay Bancorp 28,100	797
Hibernia Corp., Class A 83,200	1,813
Hudson City Bancorp, Inc. 102,400	3,461
Hudson United Bancorp 24,100	861
Huntington Bancshares, Inc. 122,735	2,626
J.P. Morgan Chase & Co. 1,105,490	41,566
KeyCorp, Inc. 226,746	6,734
M&T Bank Corp. 64,301	5,466
Marshall & Ilsley Corp. 121,370	4,463
Mellon Financial Corp. 232,688	6,897
Mercantile Bankshares Corp. 42,775	1,836
National City Corp. 328,000	11,372
National Commerce Financial Corp. 110,050	2,926
North Fork Bancorp., Inc. 81,300	3,018
Northern Trust Corp. 118,150	4,995
Park National Corp. 7,400	854
Peoples Bank-Bridgeport 33,000	1,393
PNC Financial Services Group, Inc. 148,830	7,903
Popular, Inc. 71,200	2,990
Provident Financial Group, Inc. 26,300	1,036
Regions Financial Corp. 119,265	4,140
Sky Financial Group, Inc. 49,530	1,184
The South Financial Group, Inc. 31,700	878
SouthTrust Corp. 177,974	5,531
State Street Corp. 181,200	8,843
SunTrust Banks, Inc. 152,956	10,409
Synovus Financial Corp. 161,962	3,866
TCF Financial Corp. 38,000	1,883
Trustmark Corp. 31,300	833
U.S. Bancorp 1,031,253	26,441
UCBH Holdings, Inc. 24,200	896
Union Planters Corp. 101,100	2,811
UnionBanCal Corp. 78,100	4,173
Valley National Bancorp 52,919	1,368
Wachovia Corp. 708,320	32,406

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Wells Fargo & Co. 911,632	51,471
Westamerica Bancorp. 17,600	855
WestCorp., Inc. 27,300	1,204
Whitney Holding Corp. 21,700	890
Wilmington Trust Corp. 35,300	1,227
Zions Bancorp. 48,300	2,730
	468,283
Business Machines & Software 8.2%	
• 3Com Corp. 200,150	1,233
Adobe Systems, Inc. 125,500	5,188
• Apple Computer, Inc. 198,800	5,115
• Ascential Software Corp. 31,900	542
Autodesk, Inc. 59,900	2,007
• Avocent Corp. 25,200	809
• BEA Systems, Inc. 217,600	2,483
• BMC Software, Inc. 121,300	2,098
• Cisco Systems, Inc. 3,696,200	77,140
• Compuware Corp. 206,100	1,577
• Comverse Technology, Inc. 103,500	1,693
• Dell, Inc. 1,379,400	47,879
Diebold, Inc. 39,018	1,798
• EMC Corp. 1,294,000	14,441
Fair Isaac Corp. 38,925	1,313
• Foundry Networks, Inc. 70,000	791
• Gateway, Inc. 201,400	971
Hewlett-Packard Co. 1,642,040	32,348
IKON Office Solutions, Inc. 78,600	875
• Integrated Device Technology, Inc. 56,300	757
International Business Machines Corp. 914,300	80,614
• Juniper Networks, Inc. 208,700	4,566
• Lexmark International, Inc., Class A 69,000	6,242
• Maxtor Corp. 131,700	857
Microchip Technology, Inc. 111,200	3,116
▲❷ Microsoft Corp. 5,802,900	150,701
• NCR Corp. 50,751	2,268
• Network Appliance, Inc. 185,000	3,445
• Novell, Inc. 200,400	1,932

Security and Number of Shares	Value ($ x 1,000)
• Oracle Corp. 2,816,014	31,596
• Peregrine Systems, Inc. 2,104	42
Pitney Bowes, Inc. 125,400	5,486
• Sandisk Corp. 85,000	1,964
◗• Seagate Escrow Security 126,560	36
• Siebel Systems, Inc. 266,100	2,736
• Storage Technology Corp. 59,400	1,560
• Sun Microsystems, Inc. 1,757,600	6,855
• Sybase, Inc. 51,900	887
• Tech Data Corp. 30,400	1,034
• The Titan Corp. 43,700	839
Total System Services, Inc. 105,500	2,342
• Unisys Corp. 177,250	2,310
• Xerox Corp. 424,750	5,704
	518,190
Business Services 4.4%	
• Affiliated Computer Services, Inc., Class A 73,200	3,550
• Allied Waste Industries, Inc. 171,865	2,164
• Apollo Group, Inc., Class A 94,550	8,593
Aramark Corp., Class B 53,800	1,539
Automatic Data Processing, Inc. 316,800	13,879
• BearingPoint, Inc. 104,400	1,046
• The BISYS Group, Inc. 63,500	921
• Brocade Communications Systems, Inc. 138,200	739
• Career Education Corp. 53,700	3,437
CDW Corp. 44,600	2,787
• Cendant Corp. 545,448	12,916
• Ceridian Corp. 80,200	1,715
Certegy, Inc. 34,800	1,245
• Checkfree Corp. 42,800	1,286
• ChoicePoint, Inc. 46,966	2,063
• Cintas Corp. 91,700	4,123
• Citrix Systems, Inc. 88,000	1,676
• Cognizant Technology Solutions Corp. 35,100	1,519
Computer Associates International, Inc. 312,579	8,380

 See financial notes.

Security and Number of Shares	Value ($ x 1,000)
• Computer Sciences Corp. 100,496	4,111
• Convergys Corp. 76,800	1,115
• Copart, Inc. 47,700	904
• Corinthian Colleges, Inc. 47,400	1,451
• Corporate Executive Board Co. 20,000	1,033
Deluxe Corp. 27,100	1,120
• DeVry, Inc. 37,600	1,083
• DST Systems, Inc. 44,800	1,978
• Dun & Bradstreet Corp. 39,100	2,043
• Earthlink, Inc. 85,700	789
• eBay, Inc. 348,500	27,817
• Education Management Corp. 38,900	1,379
Electronic Data Systems Corp. 257,600	4,712
Equifax, Inc. 74,700	1,831
First Data Corp. 476,943	21,649
• Fiserv, Inc. 103,889	3,798
Friedman Billings Ramsey Group, Inc., Class A 75,500	1,397
• Gartner, Inc., Class A 69,400	829
Global Payments, Inc. 20,000	960
GTECH Holdings Corp. 31,700	1,931
H&R Block, Inc. 95,600	4,313
• ICOS Corp. 33,800	1,081
IMS Health, Inc. 128,500	3,245
• Interpublic Group of Cos., Inc. 222,350	3,489
• Intuit, Inc. 106,400	4,519
• Invitrogen Corp. 27,500	1,986
• Iron Mountain, Inc. 45,700	2,080
• ITT Educational Services, Inc. 24,300	980
Jack Henry & Associates, Inc. 47,900	871
• Jacobs Engineering Group, Inc. 29,800	1,243
• Lamar Advertising Co. 46,600	1,913
Manpower, Inc. 46,600	2,186
• Mercury Interactive Corp. 48,200	2,051
• Monster Worldwide, Inc. 60,500	1,549
National Instruments Corp. 41,700	1,274
• Network Associates, Inc. 86,600	1,358
Omnicom Group, Inc. 103,900	8,261
Paychex, Inc. 202,342	7,543

Security and Number of Shares	Value ($ x 1,000)
• PeopleSoft, Inc. 201,106	3,395
• Perot Systems Corp., Class A 59,700	795
• Pixar, Inc. 29,600	2,022
• Polycom, Inc. 53,300	1,017
• Red Hat, Inc. 94,600	2,148
Republic Services, Inc. 84,900	2,447
The Reynolds & Reynolds Co., Class A 36,000	1,028
• Robert Half International, Inc. 91,800	2,503
The ServiceMaster Co. 158,400	1,921
• Sirius Satellite Radio, Inc. 661,600	2,183
• Stericycle, Inc. 22,600	1,081
• Sungard Data Systems, Inc. 154,200	4,020
• Symantec Corp. 167,200	7,532
• Synopsys, Inc. 83,400	2,229
• VeriSign, Inc. 129,635	2,091
• Veritas Software Corp. 231,279	6,168
Viad Corp. 47,300	1,181
Waste Management, Inc. 314,375	8,928
• WebMD Corp. 164,700	1,448
• Yahoo!, Inc. 357,606	18,045
	277,632

Chemicals 1.4%

Security and Number of Shares	Value ($ x 1,000)
Air Products & Chemicals, Inc. 121,900	6,072
Airgas, Inc. 39,700	879
• Bio-Rad Laboratories, Inc., Class A 13,600	797
Cabot Corp. 33,200	1,122
• Celgene Corp. 43,500	2,249
• Cytec Industries, Inc. 21,000	826
Dow Chemical Co. 500,752	19,875
E.I. du Pont de Nemours & Co. 536,689	23,051
Eastman Chemical Co. 41,425	1,763
Ecolab, Inc. 138,300	4,121
Lubrizol Corp. 27,700	881
Lyondell Chemical Co. 94,900	1,552
• Monsanto Co. 140,548	4,862
PPG Industries, Inc. 91,100	5,403
Praxair, Inc. 174,400	6,374
Rohm & Haas Co. 119,414	4,631

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
RPM International, Inc. 62,100	936
Sigma-Aldrich Corp. 37,100	2,101
Valspar Corp. 27,100	1,346
	88,841

Construction 0.7%

Centex Corp. 66,600	3,194
D.R. Horton, Inc. 126,433	3,641
Florida Rock Industries, Inc. 23,100	919
Fluor Corp. 44,100	1,683
• Hovnanian Enterprises, Inc., Class A 32,400	1,165
KB Home 24,900	1,716
Lafarge North America, Inc. 37,000	1,637
Lennar Corp., Class A 84,400	3,954
Martin Marietta Materials, Inc. 26,200	1,133
Masco Corp. 248,400	6,958
MDC Holdings, Inc. 17,369	1,073
• NVR, Inc. 3,900	1,759
Pulte Homes, Inc. 66,500	3,270
The Ryland Group, Inc. 13,300	1,050
The Sherwin-Williams Co. 78,100	2,972
Standard-Pacific Corp. 17,700	893
The Stanley Works 43,400	1,845
• Toll Brothers, Inc. 39,200	1,551
Vulcan Materials Co. 54,600	2,525
• West Corp. 36,100	882
	43,820

Consumer Durables 0.3%

Black & Decker Corp. 41,650	2,410
Ethan Allen Interiors, Inc. 20,000	832
Furniture Brands International, Inc. 30,000	844
Hillenbrand Industries, Inc. 33,100	2,234
Leggett & Platt, Inc. 103,000	2,328
Maytag Corp. 42,050	1,173
• Mohawk Industries, Inc. 35,639	2,749
Newell Rubbermaid, Inc. 147,209	3,480
• United Rentals, Inc. 41,400	712
Whirlpool Corp. 37,400	2,450
	19,212

Security and Number of Shares	Value ($ x 1,000)
Containers 0.2%	
Ball Corp. 30,200	1,993
Bemis Co. 56,800	1,534
• Crown Holdings, Inc. 88,600	748
• Owens-Illinois, Inc. 79,300	1,107
• Pactiv Corp. 84,350	1,936
• Sealed Air Corp. 45,499	2,233
Sonoco Products Co. 52,141	1,296
	10,847

Electronics 5.3%

• Acxiom Corp. 45,600	1,055
• ADC Telecommunications, Inc. 431,800	1,080
• Adelphia Communications, Class A 75,707	62
• Advanced Fibre Communications, Inc. 46,700	780
• Advanced Micro Devices, Inc. 186,900	2,658
• Agere Systems, Inc., Class A 895,900	2,025
• Agilent Technologies, Inc. 257,000	6,942
• Alliant Techsystems, Inc. 20,700	1,227
• Altera Corp. 203,100	4,064
American Power Conversion Corp. 106,600	1,989
• Amkor Technology, Inc. 93,300	754
• Amphenol Corp., Class A 46,800	1,479
Analog Devices, Inc. 199,000	8,477
• Andrew Corp. 82,400	1,397
• Applied Materials, Inc. 904,000	16,480
• Applied Micro Circuits Corp. 164,700	726
• Arrow Electronics, Inc. 60,500	1,529
• Atmel Corp. 252,900	1,477
• Avid Technology, Inc. 16,500	792
• Avnet, Inc. 64,300	1,391
AVX Corp. 93,200	1,323
• Broadcom Corp., Class A 164,400	6,208
• Cadence Design Systems, Inc. 141,050	1,808
• CIENA Corp. 254,200	1,052
• Cymer, Inc. 19,300	617
• Cypress Semiconductor Corp. 64,600	902
• Emulex Corp. 44,500	742
• Energizer Holdings, Inc. 45,300	1,962

Security and Number of Shares	Value ($ x 1,000)
• Fairchild Semiconductor International, Inc., Class A 63,200	1,231
• Getty Images, Inc. 30,300	1,654
Harman International Industries, Inc. 35,200	2,670
Harris Corp. 35,800	1,613
• Integrated Circuit Systems, Inc. 38,600	914
❽ Intel Corp. 3,488,300	89,754
• Interactive Data Corp. 49,800	833
• International Rectifier Corp. 34,400	1,364
Intersil Corp., Class A 74,600	1,473
ITT Industries, Inc. 49,400	3,917
• Jabil Circuit, Inc. 107,100	2,826
• JDS Uniphase Corp. 769,755	2,340
• KLA-Tencor Corp. 104,400	4,350
• Lam Research Corp. 69,900	1,548
Linear Technology Corp. 169,500	6,039
• LSI Logic Corp. 203,400	1,513
• Lucent Technologies, Inc. 2,265,519	7,635
Maxim Integrated Products, Inc. 178,229	8,197
• Micron Technology, Inc. 327,600	4,462
• MKS Instruments, Inc. 27,800	534
Molex, Inc. 102,121	3,041
Motorola, Inc. 1,252,586	22,860
• National Semiconductor Corp. 96,700	3,944
• Novellus Systems, Inc. 81,800	2,369
• Nvidia Corp. 86,900	1,785
• Omnivision Technologies, Inc. 29,200	651
PerkinElmer, Inc. 68,100	1,311
• QLogic Corp. 50,700	1,368
Qualcomm, Inc. 431,100	26,927
• Rambus, Inc. 52,600	980
• RF Micro Devices, Inc. 99,500	732
• Sanmina-SCI Corp. 277,452	2,780
Scientific-Atlanta, Inc. 81,400	2,637
• Semtech Corp. 39,600	832
• Silicon Laboratories, Inc. 26,700	1,259
• Solectron Corp. 448,400	2,197
Symbol Technologies, Inc. 123,770	1,485
Tektronix, Inc. 45,400	1,344
• Tellabs, Inc. 223,900	1,955
• Teradyne, Inc. 102,600	2,091

Security and Number of Shares	Value ($ x 1,000)
Texas Instruments, Inc. 932,255	23,400
• Thermo Electron Corp. 87,384	2,552
• Varian Semiconductor Equipment Associates, Inc. 19,200	625
• Vishay Intertechnology, Inc. 86,150	1,499
• Waters Corp. 65,100	2,809
• Western Digital Corp. 110,500	893
• Western Wireless Corp., Class A 45,400	945
• Xilinx, Inc. 185,600	6,242
• Zebra Technologies Corp., Class A 25,350	1,858
	339,236

Energy: Raw Materials 1.4%

Security and Number of Shares	Value ($ x 1,000)
Anadarko Petroleum Corp. 134,680	7,216
Apache Corp. 173,820	7,278
Arch Coal, Inc. 28,300	866
Baker Hughes, Inc. 181,520	6,658
• BJ Services Co. 85,000	3,783
Burlington Resources, Inc. 106,467	7,162
• Cooper Cameron Corp. 28,900	1,397
Devon Energy Corp. 126,716	7,755
ENSCO International, Inc. 80,300	2,198
EOG Resources, Inc. 61,800	3,044
• FMC Technologies, Inc. 35,600	970
• Forest Oil Corp. 28,700	753
• Grant Prideco, Inc. 65,200	994
Halliburton Co. 236,960	7,061
Massey Energy Co. 40,500	949
• Noble Corp. 71,800	2,668
Noble Energy, Inc. 30,500	1,406
Occidental Petroleum Corp. 208,500	9,841
Peabody Energy Corp. 33,100	1,552
• Reliant Energy, Inc. 158,100	1,314
• Rowan Cos., Inc. 56,000	1,249
• Smith International, Inc. 53,800	2,946
Tidewater, Inc. 32,500	917
• Tom Brown, Inc. 24,500	1,173
Valero Energy Corp. 68,488	4,367
• Weatherford International Ltd. 69,900	3,039
Western Gas Resources, Inc. 17,900	975
	89,531

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Food & Agriculture 3.8%	
• 7-Eleven, Inc. 59,900	964
Archer-Daniels-Midland Co. 346,836	6,090
Campbell Soup Co. 220,200	6,084
The Coca-Cola Co. 1,314,000	66,449
Coca-Cola Enterprises, Inc. 244,100	6,591
ConAgra Foods, Inc. 289,959	8,377
• Dean Foods Co. 83,750	2,812
• Del Monte Foods Co. 111,695	1,235
General Mills, Inc. 202,250	9,860
H.J. Heinz Co. 190,700	7,283
Hershey Foods Corp. 69,700	6,196
Hormel Foods Corp. 74,400	2,268
The J.M. Smuckers Co. 26,800	1,402
Kellogg Co. 220,900	9,477
Kraft Foods, Inc., Class A 150,100	4,940
McCormick & Co., Inc. 74,500	2,545
The Pepsi Bottling Group, Inc. 140,900	4,124
PepsiAmericas, Inc. 77,500	1,552
PepsiCo, Inc. 919,060	50,080
• Performance Food Group Co. 24,600	864
Sara Lee Corp. 425,900	9,830
• The Scotts Co., Class A 17,200	1,134
• Smithfield Foods, Inc. 59,400	1,580
Supervalu, Inc. 72,000	2,217
Sysco Corp. 349,100	13,353
Tootsie Roll Industries, Inc. 28,561	995
Tyson Foods, Inc., Class A 188,082	3,525
Wm. Wrigley Jr. Co. 122,500	7,558
	239,385
Gold 0.1%	
Newmont Mining Corp. 233,738	**8,742**
Healthcare / Drugs & Medicine 13.1%	
Abbott Laboratories 842,600	37,091
• Accredo Health, Inc. 25,700	993
Allergan, Inc. 69,900	6,155
AmerisourceBergen Corp. 59,995	3,473
• Amgen, Inc. 692,840	38,986

Security and Number of Shares	Value ($ x 1,000)
• Amylin Pharmaceuticals, Inc. 50,200	1,124
• Andrx Corp. 38,700	885
• Anthem, Inc. 74,100	6,564
• Apogent Technologies, Inc. 48,500	1,572
Applied Biosystems Group – Applera Corp. 111,600	2,072
• Barr Laboratories, Inc. 54,225	2,246
Bausch & Lomb, Inc. 28,200	1,772
Baxter International, Inc. 329,300	10,422
Beckman Coulter, Inc. 33,000	1,843
Becton Dickinson & Co. 136,300	6,890
• Biogen Idec, Inc. 177,660	10,482
Biomet, Inc. 137,100	5,415
• Boston Scientific Corp. 441,384	18,181
Bristol-Myers Squibb Co. 1,044,200	26,209
C.R. Bard, Inc. 27,800	2,954
Cardinal Health, Inc. 234,156	17,152
• Caremark Rx, Inc. 239,356	8,102
• Cephalon, Inc. 29,900	1,702
• Charles River Laboratories International, Inc. 24,600	1,132
• Chiron Corp. 100,612	4,668
• Community Health Systems, Inc. 52,900	1,364
Cooper Cos., Inc. 16,900	913
• Covance, Inc. 33,300	1,124
• Coventry Health Care, Inc. 48,300	2,021
• Cytyc Corp. 58,900	1,260
• Dade Behring Holdings, Inc. 21,900	1,007
• DaVita, Inc. 34,100	1,743
Dentsply International, Inc. 42,550	2,062
• Edwards Lifesciences Corp. 31,700	1,092
Eli Lilly & Co. 603,568	44,549
• Endo Pharmaceutical Holdings, Inc. 70,700	1,688
• Express Scripts, Inc. 42,100	3,256
• First Health Group Corp. 50,700	847
• Forest Laboratories, Inc. 198,100	12,774
• Gen-Probe, Inc. 25,800	860
• Genzyme Corp. 120,200	5,236
• Gilead Sciences, Inc. 115,100	7,002

Security and Number of Shares	Value ($ x 1,000)
Guidant Corp. 168,772	10,634
HCA, Inc. 267,772	10,880
Health Management Associates, Inc., Class A 128,728	2,977
• Health Net, Inc. 60,900	1,549
• Henry Schein, Inc. 23,400	1,649
• Human Genome Sciences, Inc. 69,400	847
• Humana, Inc. 86,500	1,409
• IDEXX Laboratories, Inc. 18,700	1,146
• ImClone Systems, Inc. 40,300	2,695
• Inamed Corp. 18,800	1,106
• IVAX Corp. 105,325	2,243
⑩ Johnson & Johnson 1,593,520	86,098
• King Pharmaceuticals, Inc. 129,266	2,230
• Laboratory Corp. of America Holdings 80,300	3,191
• Lincare Holdings, Inc. 52,700	1,830
Manor Care, Inc. 47,800	1,551
• Martek Biosciences Corp. 14,800	940
McKesson Corp. 156,228	5,134
• Medco Health Solutions, Inc. 144,922	5,130
Medicis Pharmaceutical Corp., Class A 29,400	1,262
• Medimmune, Inc. 132,750	3,218
Medtronic, Inc. 654,100	33,006
Merck & Co., Inc. 1,194,308	56,132
• Millennium Pharmaceuticals, Inc. 161,620	2,423
Mylan Laboratories, Inc. 144,312	3,306
• NBTY, Inc. 35,700	1,327
• Neurocrine Biosciences, Inc. 19,000	1,247
Omnicare, Inc. 55,000	2,281
Oxford Health Plans, Inc. 43,400	2,363
• Pacificare Health Systems, Inc. 45,000	1,609
• Patterson Dental Co. 36,700	2,705
④ Pfizer, Inc. 4,099,512	146,599
• Pharmaceutical Product Development, Inc. 30,100	890
• Pharmaceutical Resources, Inc. 18,300	738
• Protein Design Labs, Inc. 50,300	1,231
• Quest Diagnostics 55,700	4,698
• Renal Care Group, Inc. 26,100	1,291

Security and Number of Shares	Value ($ x 1,000)
• Respironics, Inc. 18,800	985
Schering-Plough Corp. 790,600	13,227
Select Medical Corp. 52,000	985
• Sepracor, Inc. 45,600	2,180
• St. Jude Medical, Inc. 94,500	7,207
• Steris Corp. 37,300	827
Stryker Corp. 107,000	10,586
• Techne Corp. 22,100	861
• Tenet Healthcare Corp. 249,409	2,933
• Triad Hospitals, Inc. 40,500	1,377
UnitedHealth Group, Inc. 337,592	20,755
Universal Health Services, Class B 31,200	1,370
Valeant Pharmaceuticals International 44,600	1,030
• Varian Medical Systems, Inc. 36,400	3,125
• Watson Pharmaceuticals, Inc. 58,000	2,065
• WellPoint Health Networks, Inc. 83,450	9,321
Wyeth 718,400	27,350
• Zimmer Holdings, Inc. 131,700	10,516
	833,148

Household Products 2.2%

Alberto-Culver Co., Class B 47,250	2,228
Avon Products, Inc. 126,400	10,618
Church & Dwight Co., Inc. 21,700	975
Clorox Co. 113,300	5,867
Colgate-Palmolive Co. 285,900	16,548
The Estee Lauder Cos., Inc., Class A 65,200	2,980
The Gillette Co. 544,810	22,294
International Flavors & Fragrances, Inc. 50,200	1,820
▲ Procter & Gamble Co. 694,500	73,443
	136,773

Insurance 4.9%

Aetna, Inc. 83,765	6,932
AFLAC, Inc. 277,000	11,698
• Alleghany Corp. 4,020	1,055
• Allmerica Financial Corp. 28,500	991
The Allstate Corp. 379,348	17,412

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
AMBAC Financial Group, Inc. 57,400	3,961
American Financial Group, Inc. 39,200	1,203
❼ American International Group, Inc. 1,402,771	100,509
American National Insurance Co. 14,300	1,348
AON Corp. 168,312	4,386
Arthur J. Gallagher & Co. 48,400	1,560
Brown & Brown, Inc. 36,900	1,439
Chubb Corp. 102,700	7,086
CIGNA Corp. 75,300	4,858
Cincinnati Financial Corp. 90,420	3,706
• CNA Financial Corp. 119,900	3,286
Erie Indemnity Co., Class A 34,300	1,585
Fidelity National Financial, Inc. 87,584	3,206
First American Corp. 42,000	1,139
Hartford Financial Services Group, Inc. 156,700	9,571
HCC Insurance Holdings, Inc. 34,300	1,098
Jefferson-Pilot Corp. 75,587	3,748
Lincoln National Corp. 95,400	4,282
Loews Corp. 99,400	5,766
• Markel Corp. 5,300	1,553
Marsh & McLennan Cos., Inc. 286,400	12,917
MBIA, Inc. 77,300	4,552
Mercury General Corp. 29,100	1,484
Metlife, Inc. 409,800	14,138
MGIC Investment Corp. 52,900	3,895
• Mony Group, Inc. 25,400	786
Nationwide Financial Services, Inc., Class A 30,200	1,039
Odyssey Re Holdings Corp. 34,900	828
Old Republic International Corp. 97,162	2,256
The PMI Group, Inc. 51,000	2,195
• Principal Financial Group, Inc. 173,200	6,114
The Progressive Corp. 117,800	10,310
Protective Life Corp. 36,900	1,327
Prudential Financial, Inc. 291,900	12,826
Radian Group, Inc. 50,300	2,339
Reinsurance Group of America, Inc. 32,500	1,262
Safeco Corp. 74,300	3,254
St. Paul Cos., Inc. 356,822	14,512

Security and Number of Shares	Value ($ x 1,000)
Stancorp Financial Group, Inc. 15,700	971
Torchmark Corp. 60,700	3,159
Transatlantic Holdings, Inc. 28,100	2,515
Unitrin, Inc. 36,200	1,435
UnumProvident Corp. 158,871	2,470
W.R. Berkley Corp. 44,750	1,812
	311,774

Media 4.4%

Security and Number of Shares	Value ($ x 1,000)
• American Tower Corp., Class A 113,800	1,417
Belo Corp., Class A 61,400	1,748
• Cablevision Systems Corp., NY Group, Class A 117,700	2,569
Clear Channel Communications, Inc. 332,129	13,780
• Comcast Corp., Class A 1,213,380	36,523
• Cox Communications, Inc., Class A 319,986	10,460
• The DIRECTV Group, Inc. 491,783	8,803
Dow Jones & Co., Inc. 43,850	2,021
The E.W. Scripps Co., Class A 43,375	4,578
• EchoStar Communications Corp., Class A 132,000	4,381
• Emmis Communications Corp., Class A 29,400	688
• Entercom Communications Corp. 27,500	1,254
• Fox Entertainment Group, Inc., Class A 230,000	6,406
Gannett Co., Inc. 147,500	12,785
Harte-Hanks, Inc. 46,900	1,124
• InterActiveCorp 339,727	10,827
John Wiley & Sons, Class A 33,100	1,013
Knight-Ridder, Inc. 42,800	3,314
Lee Enterprises, Inc. 24,000	1,147
McClatchy Co., Class A 24,700	1,754
The McGraw-Hill Cos., Inc. 104,750	8,261
Media General, Inc., Class A 12,700	913
Meredith Corp. 27,000	1,375
• Metro-Goldwyn-Mayer, Inc. 132,655	2,788
New York Times Co., Class A 79,826	3,657
• PanAmSat Corp. 80,600	1,860
R.R. Donnelley & Sons Co. 115,400	3,395

Security and Number of Shares	Value ($ x 1,000)
• Radio One, Inc., Class A 56,200	1,072
• Time Warner, Inc. 2,446,330	41,147
Tribune Co. 177,600	8,504
• Univision Communications, Inc., Class A 172,910	5,853
• Valassis Communications, Inc. 28,000	865
Viacom, Inc., Class B 942,279	36,419
The Walt Disney Co. 1,101,121	25,359
Washington Post, Class B 5,200	4,784
• Westwood One, Inc. 53,600	1,583
• XM Satellite Radio Holdings, Inc., Class A 97,200	2,329
	276,756

Miscellaneous 0.6%

3M Co. 420,900	**36,399**

Miscellaneous Finance 8.5%

A.G. Edwards, Inc. 42,143	1,542
• Affiliated Managers Group, Inc. 17,250	840
Allied Capital Corp. 68,500	1,625
American Capital Strategies Ltd. 34,700	911
American Express Co. 693,900	33,966
• AmeriCredit Corp. 84,000	1,362
• Ameritrade Holding Corp. 226,600	2,774
Astoria Financial Corp. 42,500	1,463
The Bear Stearns Cos., Inc. 55,771	4,469
• Berkshire Hathaway, Inc., Class A 620	57,902
• BOK Financial Corp. 30,686	1,199
Capital One Financial Corp. 125,850	8,247
▮ The Charles Schwab Corp. 730,497	7,517
Charter One Financial, Inc. 119,404	3,984
Chicago Mercantile Exchange 17,700	2,076
CIT Group, Inc. 114,500	3,935
❺ Citigroup, Inc. 2,769,201	133,171
Countrywide Financial Corp. 148,119	8,783
• E•TRADE Group, Inc. 196,400	2,231
Eaton Vance Corp. 36,900	1,347
Fannie Mae 523,200	35,954
Federated Investors, Inc., Class B 58,250	1,712
Franklin Resources, Inc. 136,600	7,490
Freddie Mac 369,900	21,602

Security and Number of Shares	Value ($ x 1,000)
Golden West Financial Corp. 81,400	8,556
Goldman Sachs Group, Inc. 260,300	25,184
GreenPoint Financial Corp. 71,500	2,788
Independence Community Bank Corp. 44,000	1,603
IndyMac Bancorp, Inc. 29,900	962
International Bancshares Corp. 20,800	1,109
Investors Financial Services Corp. 35,100	1,364
Janus Capital Group, Inc. 129,200	1,964
Jefferies Group, Inc. 29,200	996
• Knight Trading Group, Inc. 61,500	715
Legg Mason, Inc. 35,600	3,277
Lehman Brothers Holdings, Inc. 147,570	10,832
Leucadia National Corp. 37,300	1,838
MBNA Corp. 689,280	16,805
Merrill Lynch & Co., Inc. 522,600	28,341
Moody's Corp. 79,900	5,154
Morgan Stanley 589,910	30,315
New York Community Bancorp, Inc. 145,182	3,640
Nuveen Investments, Inc., Class A 49,800	1,276
• Providian Financial Corp. 155,700	1,889
Raymond James Financial, Inc. 39,150	983
SEI Investments Co. 56,500	1,668
SLM Corp. 243,750	9,338
Sovereign Bancorp., Inc. 164,100	3,279
Student Loan Corp. 10,800	1,529
T. Rowe Price Group, Inc. 66,700	3,420
Waddell & Reed Financial, Inc., Class A 44,200	983
Washington Federal, Inc. 41,229	963
Washington Mutual, Inc. 484,410	19,081
Webster Financial Corp. 24,500	1,066
Wesco Financial Corp. 3,900	1,546
	538,566

Non-Durables & Entertainment 1.3%

• Activision, Inc. 71,400	1,075
Applebee's International, Inc. 29,450	1,142
• Brinker International, Inc. 51,800	1,992
CBRL Group, Inc. 26,600	999
• The Cheesecake Factory 27,650	1,171

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Darden Restaurants, Inc. 88,450	2,004
• Electronic Arts, Inc. 161,700	8,185
Fortune Brands, Inc. 78,200	5,963
Hasbro, Inc. 93,687	1,770
International Game Technology 187,700	7,084
International Speedway Corp., Class A 28,500	1,201
• Krispy Kreme Doughnuts, Inc. 32,300	1,050
Lancaster Colony Corp. 19,200	793
• Marvel Enterprises, Inc. 58,050	1,102
Mattel, Inc. 230,520	3,910
McDonald's Corp. 682,800	18,593
Outback Steakhouse, Inc. 40,175	1,765
Regis Corp. 23,500	1,020
Ruby Tuesday, Inc. 34,800	1,041
• Service Corp. International 161,700	1,195
• Starbucks Corp. 211,700	8,227
Wendy's International, Inc. 61,200	2,387
• Yum! Brands, Inc. 157,720	6,118
	79,787

Non-Ferrous Metals 0.3%

Alcoa, Inc. 466,295	14,339
Engelhard Corp. 67,387	1,957
Freeport-McMoran Copper & Gold, Inc., Class B 92,394	2,818
• Phelps Dodge Corp. 50,000	3,291
	22,405

Oil: Domestic 1.2%

Amerada Hess Corp. 48,200	3,428
Ashland, Inc. 36,900	1,768
Chesapeake Energy Corp. 127,400	1,752
ConocoPhillips 367,178	26,180
Consol Energy, Inc. 48,200	1,380
Diamond Offshore Drilling, Inc. 70,000	1,579
Kerr-McGee Corp. 54,002	2,642
Marathon Oil Corp. 183,000	6,141

Security and Number of Shares	Value ($ x 1,000)
Murphy Oil Corp. 49,340	3,380
• Nabors Industries Ltd. 78,700	3,491
• National-Oilwell, Inc. 45,700	1,276
• Newfield Exploration Co. 30,100	1,586
Patina Oil & Gas Corp. 36,800	1,023
• Patterson-UTI Energy, Inc. 43,500	1,574
• Pioneer Natural Resources Co. 63,400	2,074
Pogo Producing Co. 34,200	1,687
• Pride International, Inc. 72,800	1,228
Sunoco, Inc. 41,500	2,610
• Ultra Petroleum Corp. 39,900	1,310
Unocal Corp. 138,834	5,004
• Varco International, Inc. 52,400	1,084
• Westport Resources Corp. 36,200	1,239
XTO Energy, Inc. 123,666	3,302
	76,738

Oil: International 3.2%

ChevronTexaco Corp. 575,346	52,644
❸ Exxon Mobil Corp. 3,525,230	149,999
	202,643

Optical & Photo 0.2%

• Corning, Inc. 716,041	7,898
Eastman Kodak Co. 153,700	3,964
• Ingram Micro, Inc., Class A 81,200	970
	12,832

Paper & Forest Products 0.8%

Boise Cascade Corp. 46,400	1,565
Bowater, Inc. 29,800	1,250
Georgia-Pacific Corp. 136,388	4,787
International Paper Co. 259,645	10,469
Kimberly-Clark Corp. 269,360	17,630
• Louisiana-Pacific Corp. 56,900	1,342

Security and Number of Shares	Value ($ x 1,000)
MeadWestvaco Corp. 107,653	2,815
Packaging Corp. of America 56,600	1,244
Rayonier, Inc. 26,196	1,022
•Smurfit-Stone Container Corp. 132,600	2,279
Temple-Inland, Inc. 29,200	1,804
Weyerhaeuser Co. 119,900	7,098
	53,305

Producer Goods & Manufacturing 4.6%

Security and Number of Shares	Value ($ x 1,000)
•AGCO Corp. 47,500	914
•American Standard Cos., Inc. 39,100	4,113
Ametek, Inc. 36,000	954
Avery Dennison Corp. 59,300	3,809
Blyth, Inc. 24,500	797
Briggs & Stratton Corp. 11,900	833
Caterpillar, Inc. 188,200	14,629
Cooper Industries Ltd., Class A 50,100	2,751
Deere & Co. 130,700	8,893
Dover Corp. 108,700	4,351
Emerson Electric Co. 227,700	13,712
Fastenal Co. 40,800	2,239
•Fisher Scientific International, Inc. 33,700	1,973
▲❶ General Electric Co. 5,480,300	164,135
Graco, Inc. 37,050	1,045
Harsco Corp. 22,000	958
Herman Miller, Inc. 39,200	1,030
HON Industries, Inc. 31,300	1,158
Honeywell International, Inc. 464,363	16,058
Hubbell, Inc., Class B 32,138	1,444
Illinois Tool Works, Inc. 167,242	14,418
Ingersoll-Rand Co., Class A 93,100	6,010
Johnson Controls, Inc. 101,400	5,563
•Millipore Corp. 26,100	1,368
Pall Corp. 67,133	1,596
Parker Hannifin Corp. 63,575	3,515
Pentair, Inc. 26,400	1,573
Precision Castparts Corp. 33,300	1,499
Roper Industries, Inc. 19,200	932
Snap-On, Inc. 31,350	1,059

Security and Number of Shares	Value ($ x 1,000)
•SPX Corp. 40,800	1,810
Teleflex, Inc. 21,300	972
The Timken Co. 47,800	1,054
W.W. Grainger, Inc. 48,900	2,562
York International Corp. 21,500	843
	290,570

Railroad & Shipping 0.4%

Security and Number of Shares	Value ($ x 1,000)
Burlington Northern Santa Fe Corp. 199,053	6,509
CSX Corp. 114,900	3,535
Norfolk Southern Corp. 209,500	4,990
Union Pacific Corp. 138,861	8,183
	23,217

Real Property 1.4%

Security and Number of Shares	Value ($ x 1,000)
AMB Property Corp. 43,900	1,330
Annaly Mortgage Management, Inc. 61,400	1,062
Apartment Investment & Management Co., Class A 50,600	1,425
Archstone-Smith Trust 102,500	2,812
Arden Realty, Inc. 34,500	974
AvalonBay Communities, Inc. 38,200	1,896
Boston Properties, Inc. 56,700	2,665
BRE Properties, Class A 26,900	853
Camden Property Trust 21,200	897
CarrAmerica Realty Corp. 28,200	804
•Catellus Development Corp. 55,398	1,194
CBL & Associates Properties, Inc. 16,300	819
Centerpoint Properties Trust 12,400	894
Chelsea Property Group, Inc. 23,400	1,193
Cousins Properties, Inc. 26,100	734
Crescent Real Estate Equity Co. 53,300	825
Developers Diversified Realty Corp. 46,400	1,520
Duke Realty Corp. 73,000	2,129
Equity Office Properties Trust 214,400	5,396
Equity Residential 147,800	4,059
Essex Property Trust, Inc. 12,300	750

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Federal Realty Investment Trust 26,400	979
Forest City Enterprises, Inc., Class A 26,750	1,403
General Growth Properties, Inc. 115,300	3,126
Health Care Property Investors, Inc. 69,600	1,663
Health Care Real Estate Investment Trust, Inc. 26,500	846
Healthcare Realty Trust, Inc. 23,000	825
Hospitality Properties Trust 35,900	1,403
• Host Marriott Corp. 171,300	2,038
iStar Financial, Inc. 57,800	2,054
Kimco Realty Corp. 59,300	2,534
Liberty Property Trust 42,900	1,568
The Macerich Co. 31,000	1,298
Mack-Cali Realty Corp. 31,200	1,165
The Mills Corp. 25,900	1,052
New Plan Excel Realty Trust 52,500	1,178
Pan Pacific Retail Properties, Inc. 21,700	953
Plum Creek Timber Co., Inc. 98,200	2,903
ProLogis 96,608	2,842
Public Storage, Inc. 68,100	2,846
Realty Income Corp. 20,400	780
Regency Centers Corp. 32,100	1,217
The Rouse Co. 55,100	2,386
Shurgard Storage Centers, Inc., Class A 24,500	816
Simon Property Group, Inc. 109,800	5,293
SL Green Realty Corp. 21,300	869
The St. Joe Co. 40,800	1,599
Thornburg Mortgage, Inc. 38,700	1,002
Trizec Properties, Inc. 81,000	1,160
United Dominion Realty Trust, Inc. 68,100	1,222
Ventas, Inc. 43,000	950
Vornado Realty Trust 64,200	3,239
Weingarten Realty Investment 43,950	1,271
	88,711

Retail 6.6%

• 99 Cents Only Stores 38,766	766
• Abercrombie & Fitch Co., Class A 51,800	1,629
• Advance Auto Parts, Inc. 39,300	1,696

Security and Number of Shares	Value ($ x 1,000)
Albertson's, Inc. 196,742	4,596
• Amazon.com, Inc. 217,100	9,435
• AnnTaylor Stores Corp. 24,300	985
• Autonation, Inc. 147,500	2,510
• AutoZone, Inc. 47,600	4,168
• Barnes & Noble, Inc. 35,800	1,069
• Bed, Bath & Beyond, Inc. 158,800	5,895
Best Buy Co., Inc. 175,550	9,524
• Big Lots, Inc. 62,800	889
• BJ's Wholesale Club, Inc. 37,500	909
Borders Group, Inc. 41,600	997
• Carmax, Inc. 55,600	1,441
• Chico's FAS, Inc. 46,800	1,906
Circuit City Stores, Inc. 112,400	1,313
Claire's Stores, Inc. 52,500	1,070
• Costco Wholesale Corp. 247,508	9,269
CVS Corp. 213,814	8,260
Dollar General Corp. 180,869	3,393
• Dollar Tree Stores, Inc. 61,800	1,666
Family Dollar Stores, Inc. 92,400	2,970
Federated Department Stores, Inc. 96,900	4,748
Foot Locker, Inc. 76,900	1,846
The Gap, Inc. 482,500	10,620
Home Depot, Inc. 1,226,397	43,157
J.C. Penney Co., Inc. Holding Co. 146,500	4,960
• Kohl's Corp. 184,300	7,702
• Kroger Co. 401,630	7,029
Limited Brands, Inc. 250,568	5,172
Lowe's Cos., Inc. 423,800	22,063
The May Department Stores Co. 154,750	4,766
Michaels Stores, Inc. 35,900	1,796
• The Neiman Marcus Group, Inc., Class A 26,200	1,274
Nordstrom, Inc. 73,700	2,626
• O'Reilly Automotive, Inc. 29,200	1,311
• Office Depot, Inc. 168,048	2,943
• Pacific Sunwear of California 42,000	902
PETsMART, Inc. 76,800	2,127
Pier 1 Imports, Inc. 47,800	988

Security and Number of Shares	Value ($ x 1,000)
RadioShack Corp. 88,132	2,711
•Rent-A-Center, Inc. 45,750	1,339
•Rite Aid Corp. 276,900	1,357
Ross Stores, Inc. 81,600	2,489
•Safeway, Inc. 237,180	5,443
•Saks, Inc. 73,640	1,060
Sears, Roebuck & Co. 119,900	4,802
•Staples, Inc. 265,560	6,841
Talbots, Inc. 30,400	1,062
Target Corp. 490,900	21,290
Tiffany & Co. 78,600	3,065
TJX Cos., Inc. 269,900	6,631
•Toys 'R' Us, Inc. 114,580	1,770
•Urban Outfitters, Inc. 21,300	983
▲❻Wal-Mart Stores, Inc. 2,325,700	132,565
Walgreen Co. 551,900	19,030
Whole Foods Market, Inc. 32,200	2,576
•Williams-Sonoma, Inc. 62,700	2,036
	419,436
Steel 0.1%	
Nucor Corp. 41,900	2,489
United States Steel Corp. 60,860	1,742
Worthington Industries, Inc. 46,100	832
	5,063
Telephone 3.6%	
Adtran, Inc. 42,500	1,042
Alltel Corp. 169,367	8,526
AT&T Corp. 425,617	7,299
•AT&T Wireless Services, Inc. 1,461,621	20,185
•Avaya, Inc. 223,600	3,059
BellSouth Corp. 983,400	25,382
CenturyTel, Inc. 77,287	2,232
•Citizens Communications Co. 152,518	1,989
•Crown Castle International Corp. 118,000	1,646
•Level 3 Communications, Inc. 363,200	1,028
•Liberty Media Corp., Class A 1,449,300	15,855
•Nextel Communications, Inc., Class A 591,800	14,120
•Nextel Partners, Inc., Class A 98,000	1,308

Security and Number of Shares	Value ($ x 1,000)
•NTL, Inc. 46,700	2,651
•Qwest Communications International, Inc. 948,647	3,814
SBC Communications, Inc. 1,776,628	44,238
•Sonus Networks, Inc. 131,200	499
Sprint Corp. (FON Group) 764,529	13,677
Telephone & Data Systems, Inc. 30,900	2,038
•U.S. Cellular Corp. 46,100	1,580
Verizon Communications, Inc. 1,487,393	56,134
	228,302
Tobacco 1.1%	
Altria Group, Inc. 1,100,300	60,935
R.J. Reynolds Tobacco Holdings, Inc. 45,300	2,934
UST, Inc. 88,900	3,308
	67,177
Travel & Recreation 0.4%	
Brunswick Corp. 49,100	2,019
•Caesars Entertainment, Inc. 162,600	2,154
Harrah's Entertainment, Inc. 59,200	3,148
Hilton Hotels Corp. 203,467	3,559
Mandalay Resort Group 34,900	2,005
Marriott International, Inc., Class A 124,000	5,848
•MGM MIRAGE 77,700	3,559
Starwood Hotels & Resorts Worldwide, Inc. 108,400	4,313
Station Casinos, Inc. 32,200	1,452
	28,057
Trucking & Freight 0.2%	
C.H. Robinson Worldwide, Inc. 45,200	1,855
CNF, Inc. 26,700	976
Expeditors International Washington, Inc. 56,400	2,267
•J.B. Hunt Transport Services, Inc. 43,000	1,361
Paccar, Inc. 93,870	5,300
Ryder Systems, Inc. 34,500	1,269
•Swift Transportation Co., Inc. 44,900	760
Werner Enterprises, Inc. 42,800	856
•Yellow Roadway Corp. 25,300	861
	15,505

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Utilities: Electric & Gas 3.0%	
• The AES Corp. 334,106	2,897
AGL Resources, Inc. 34,500	987
• Allegheny Energy, Inc. 68,200	940
Allete, Inc. 46,700	1,613
Alliant Energy Corp. 59,300	1,474
Ameren Corp. 97,730	4,273
American Electric Power Co., Inc. 213,820	6,509
Aqua America, Inc. 49,675	1,016
• Calpine Corp. 221,700	962
Centerpoint Energy, Inc. 164,217	1,772
Cinergy Corp. 95,465	3,622
Consolidated Edison, Inc. 120,900	4,982
Constellation Energy Group, Inc. 89,750	3,454
Dominion Resources, Inc. 176,016	11,232
DPL, Inc. 67,892	1,196
DTE Energy Co. 90,183	3,519
Duke Energy Corp. 488,762	10,293
• Dynegy, Inc., Class A 202,300	801
Edison International 174,700	4,088
El Paso Corp. 344,646	2,416
Energen Corp. 19,400	802
Energy East Corp. 78,384	1,846
Entergy Corp. 122,821	6,706
Equitable Resources, Inc. 33,400	1,569
Exelon Corp. 177,387	11,874
FirstEnergy Corp. 176,898	6,917
FPL Group, Inc. 100,600	6,400
Great Plains Energy, Inc. 37,200	1,161
Hawaiian Electric Industries, Inc. 20,200	1,005
KeySpan Corp. 85,334	3,085
Kinder Morgan, Inc. 66,200	3,986
MDU Resources Group, Inc. 60,800	1,362
National Fuel Gas Co. 43,700	1,070
Nicor, Inc. 23,700	806
NiSource, Inc. 140,880	2,840
Northeast Utilities, Inc. 71,800	1,318
NSTAR 28,400	1,375
OGE Energy Corp. 46,700	1,123
Oneok, Inc. 54,800	1,148
Peoples Energy Corp. 19,700	823

Security and Number of Shares	Value ($ x 1,000)
Pepco Holdings, Inc. 92,025	1,743
• PG&E Corp. 222,458	6,122
Piedmont Natural Gas Co. 20,300	822
Pinnacle West Capital Corp. 49,000	1,914
PPL Corp. 95,220	4,080
Progress Energy, Inc. 131,400	5,620
Public Service Enterprise Group, Inc. 126,100	5,410
Puget Energy, Inc. 50,600	1,111
Questar Corp. 44,600	1,582
SCANA Corp. 59,500	2,047
Sempra Energy 121,438	3,856
The Southern Co. 394,700	11,352
TECO Energy, Inc. 100,800	1,283
TXU Corp. 173,712	5,931
Vectren Corp. 40,600	980
Westar Energy, Inc. 38,900	794
Williams Cos., Inc. 277,909	2,862
Wisconsin Energy Corp. 63,200	1,984
WPS Resources Corp. 19,500	893
Xcel Energy, Inc. 214,035	3,581
	189,229

Short-Term Investment 0.1% of net assets	
Provident Institutional TempFund 2,440,442	**2,440**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
U.S. Treasury Obligations 0.0% of net assets		
▲ U.S. Treasury Bills, 0.80%-0.92%, 06/17/04	365	**365**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Collateral Invested for Securities on Loan
17.2% of net assets

Commercial Paper & Other Corporate Obligations 9.3%

Security	Face Amount	Value
American Express Credit Corp.		
1.07%, 05/13/04	15,081	15,081
Bank of America		
1.05%, 09/20/04	34,844	34,844
Canadian Imperial Bank Corp.		
1.72%, 05/25/05	59,330	59,317
1.06%, 05/28/04	22,647	22,644
1.04%, 01/31/05	23,854	23,851
Concord Minutemen Capital Corp.		
1.04%, 05/20/04	29,100	29,076
Credit Lyonnais		
1.08%, 09/30/04	26,570	26,570
Crown Point Funding Corp.		
1.04%, 05/10/04	30,543	30,518
Fairway Finance Corp.		
1.04%, 05/13/04	15,834	15,821
Foreningssparbanken AB		
1.06%, 05/17/04	69,930	69,919
General Electric Capital Corp.		
1.06%, 05/10/04	45,492	45,535
Societe Generale		
1.14%, 05/03/04	56,681	56,670
Svenska Handelsbanken		
1.39%, 10/27/04	47,558	47,554
Westdeutsche Landesbank AG		
1.50%, 01/10/05	44,907	44,894
1.05%, 09/23/04	22,032	22,028
1.05%, 09/29/04	24,167	24,161
1.05%, 10/12/04	22,273	22,271
		590,754

Short-Term Investment 1.1%

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Deutche Bank, Time Deposit		
1.04%, 05/03/04	71,116	**71,116**

Security and Number of Shares

Other Investment Companies 6.8%

Security	Number of Shares	Value
Institutional Money Market Trust	432,083,687	**432,084**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $1,043,194 of securities on loan)	$6,333,933
Collateral invested for securities on loan	1,093,954
Receivables:	
Fund shares sold	4,533
Interest	2
Dividends	6,726
Investments sold	6,920
Income from securities on loan	110
Prepaid expenses	+ 87
Total assets	**7,446,265**

Liabilities

Collateral invested for securities on loan	1,093,954
Payables:	
Fund shares redeemed	3,798
Interest expense	6
Investments bought	4,875
Due to brokers for futures	44
Investment adviser and administrator fees	79
Transfer agent and shareholder service fees	70
Accrued expenses	+ 323
Total liabilities	**1,103,149**

Net Assets

Total assets	7,446,265
Total liabilities	– 1,103,149
Net assets	**$6,343,116**

Net Assets by Source

Capital received from investors	4,555,863
Net investment income not yet distributed	21,736
Net realized capital losses	(557,080)
Net unrealized capital gains	2,322,597

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$4,226,208		133,484		$31.66
Select Shares	$2,116,908		66,865		$31.66

Unless stated, all numbers x 1,000.

The fund paid $4,011,231 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$260,245
Sales/maturities	$201,813

The fund's total security transactions with other SchwabFunds® during the period were $52,421.

These derive from investments and futures. As of the report date, the fund had twenty-two open S&P 500 futures contracts due to expire on June 18, 2004, with an aggregate contract value of $6,084 and net unrealized losses of $105.

Federal Tax Data

Portfolio cost	$4,032,324
Net unrealized gains and losses:	
Gains	$2,723,801
Losses	+ (422,192)
	$2,301,609
As of October 31, 2003:	
Net undistributed earnings:	
Ordinary income	$55,588
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2004	$844
2005	2,606
2006	650
2007	11,853
2009	97,811
2010	250,410
2011	+ 164,078
	$528,252

 See financial notes.

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$50,145
Interest	26
Securities on loan	+ 728
Total investment income	**50,899**

Net Realized Gains and Losses

Net realized losses on investments sold	(8,357)
Net realized gains on futures contracts	+ 315
Net realized losses	**(8,042)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	320,766
Net unrealized losses on futures contracts	+ (211)
Net unrealized gains	**320,555**

Expenses

Investment adviser and administrator fees	7,147
Transfer agent and shareholder service fees:	
Investor Shares	5,262
Select Shares	1,054
Trustees' fees	18
Custodian fees	78
Portfolio accounting fees	434
Professional fees	33
Registration fees	61
Shareholder reports	317
Interest expense	1
Other expenses	+ 25
Total expenses	14,430
Expense reduction	− 6
Net expenses	**14,424**

Increase in Net Assets from Operations

Total investment income	50,899
Net expenses	− 14,424
Net investment income	**36,475**
Net realized losses	(8,042)
Net unrealized gains	+ 320,555
Increase in net assets from operations	**$348,988**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.51
Select Shares	0.36

This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $312,513.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income	$36,475	$68,476
Net realized losses	(8,042)	(168,829)
Net unrealized gains	+ 320,555	1,141,148
Increase in net assets from operations	**348,988**	**1,040,795**

Distributions Paid

Dividends from net investment income		
Investor Shares	45,314	40,944
Select Shares	+ 25,058	22,368
Total dividends from net investment income	**$70,372**	**$63,312**

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary Income	$63,312
Long-term capital gains	$–

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	12,379	$393,686	23,357	$623,574
Select Shares	+ 6,203	197,356	14,563	384,508
Total shares sold	**18,582**	**$591,042**	**37,920**	**$1,008,082**
Shares Reinvested				
Investor Shares	1,365	$41,809	1,516	$38,050
Select Shares	+ 698	21,363	766	19,200
Total shares reinvested	**2,063**	**$63,172**	**2,282**	**$57,250**
Shares Redeemed				
Investor Shares	(11,617)	($369,823)	(21,127)	($560,404)
Select Shares	+ (5,969)	(189,524)	(12,277)	(323,765)
Total shares redeemed	**(17,586)**	**($559,347)**	**(33,404)**	**($884,169)**
Net transactions in fund shares	**3,059**	**$94,867**	**6,798**	**$181,163**

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:

Investor Shares		$129
Select Shares	+	44
Total		**$173**

Prior period:

Investor Shares		$222
Select Shares	+	163
Total		**$385**

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	197,290	$5,969,633	190,492	$4,810,987
Total increase	+ 3,059	373,483	6,798	1,158,646
End of period	**200,349**	**$6,343,116**	**197,290**	**$5,969,633**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $21,736 and $55,633 at the end of the current period and prior period, respectively.

Schwab Small-Cap Index Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	18.22	13.27	15.98	21.06	17.41	15.39
Income or loss from investment operations:						
Net investment income	0.06	0.11	0.13	0.07	0.07	0.06
Net realized and unrealized gains or losses	0.68	4.98	(2.17)	(2.76)	3.62	2.89
Total income or loss from investment operations	0.74	5.09	(2.04)	(2.69)	3.69	2.95
Less distributions:						
Dividends from net investment income	(0.11)	(0.14)	(0.09)	(0.08)	(0.04)	(0.06)
Distributions from net realized gains	–	–	(0.58)	(2.31)	–	(0.87)
Total distributions	(0.11)	(0.14)	(0.67)	(2.39)	(0.04)	(0.93)
Net asset value at end of period	18.85	18.22	13.27	15.98	21.06	17.41
Total return (%)	4.07[1]	38.72	(13.66)	(13.66)	21.22	19.96
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.59[2]	0.56	0.49	0.49	0.50[3]	0.49
Gross operating expenses	0.59[2]	0.60	0.60	0.61	0.66	0.79
Net investment income	0.62[2]	0.74	0.77	0.49	0.44	0.33
Portfolio turnover rate	36[1]	34	44	49	54	41
Net assets, end of period ($ x 1,000,000)	889	886	722	804	803	452

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

See financial notes. 59

Financial Highlights

Select Shares	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	18.25	13.28	16.00	21.09	17.44	15.41
Income or loss from investment operations:						
Net investment income	0.08	0.14	0.14	0.11	0.11	0.07
Net realized and unrealized gains or losses	0.68	4.99	(2.18)	(2.78)	3.61	2.90
Total income or loss from investment operations	0.76	5.13	(2.04)	(2.67)	3.72	2.97
Less distributions:						
Dividends from net investment income	(0.14)	(0.16)	(0.10)	(0.11)	(0.07)	(0.07)
Distributions from net realized gains	–	–	(0.58)	(2.31)	–	(0.87)
Total distributions	(0.14)	(0.16)	(0.68)	(2.42)	(0.07)	(0.94)
Net asset value at end of period	18.87	18.25	13.28	16.00	21.09	17.44
Total return (%)	4.14[1]	39.02	(13.62)	(13.56)	21.37	20.14
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.42[2]	0.41	0.38	0.38	0.39[3]	0.38
Gross operating expenses	0.44[2]	0.45	0.45	0.46	0.51	0.65
Net investment income	0.78[2]	0.89	0.88	0.60	0.55	0.44
Portfolio turnover rate	36[1]	34	44	49	54	41
Net assets, end of period ($ x 1,000,000)	780	759	638	727	757	447

* Unaudited.
[1] Not annualized.
[2] Annualized.
[3] The ratio of net operating expenses would have been 0.38% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

◆ American Depositary Receipt

▲ Collateral for open futures contracts

◗ Security is valued at fair value (see Accounting Policies)

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.8% Common Stock	1,514,938	1,664,651
0.1% Short-Term Investment	1,234	1,234
0.0% U.S. Treasury Obligation	100	100
99.9% Total Investments	1,516,272	1,665,985
6.1% Collateral Invested for Securities on Loan	102,582	102,582
(6.0)% Other Assets and Liabilities, Net		(100,210)
100.0% Total Net Assets		1,668,357

Security and Number of Shares	Value ($ x 1,000)

Common Stock 99.8% of net assets

Aerospace / Defense 0.9%

• Armor Holdings, Inc. 67,800	2,240
• DRS Technologies, Inc. 64,900	1,833
EDO Corp. 48,900	1,110
▲ Engineered Support Systems, Inc. 62,150	3,022
• ESCO Technologies, Inc. 29,800	1,439
• Esterline Technologies Corp. 52,100	1,290
GenCorp, Inc. 109,000	1,157
• Teledyne Technologies, Inc. 79,800	1,515
• Veeco Instruments, Inc. 70,570	1,605
	15,211

Security and Number of Shares	Value ($ x 1,000)

Air Transportation 1.1%

• AAR Corp. 79,000	802
• AirTran Holdings, Inc. 202,800	2,476
• Alaska Air Group, Inc. 64,300	1,423
• America West Holdings Corp., Class B 86,800	859
• Atlantic Coast Airlines Holdings, Inc. 112,300	736
• Aviall, Inc. 78,200	1,294
• Continental Airlines, Inc., Class B 160,300	1,709
• EGL, Inc. 115,300	2,138
• ExpressJet Holdings, Inc. 130,600	1,661
• Frontier Airlines, Inc. 87,200	792
• Mesa Air Group, Inc. 78,100	552
• Northwest Airlines Corp., Class A 209,400	1,968
SkyWest, Inc. 139,300	2,535
	18,945

Alcoholic Beverages 0.1%

• The Robert Mondavi Corp., Class A 24,400	**878**

Apparel 1.6%

• Aeropostale, Inc. 136,350	2,998
Brown Shoe Co., Inc. 42,700	1,562
The Buckle, Inc. 50,850	1,389
K-Swiss, Inc., Class A 85,300	1,664
Kellwood Co. 64,200	2,533
Kenneth Cole Productions, Inc., Class A 48,550	1,679
Oxford Industries, Inc. 38,100	1,485
Phillips-Van Heusen Corp. 75,200	1,359
• Quiksilver, Inc. 135,200	2,925
Russell Corp. 78,300	1,302
• Stage Stores, Inc. 45,700	1,794
Stride Rite Corp. 97,300	1,044
• The Warnaco Group, Inc. 110,000	2,104
Wolverine World Wide, Inc. 95,400	2,565
	26,403

Automotive Products / Motor Vehicles 1.8%

A.O. Smith Corp., Class B 70,300	2,102
Arctic Cat, Inc. 50,000	1,188

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Bandag, Inc. 45,700	1,990
• CSK Auto Corp. 113,100	2,088
• Fleetwood Enterprises, Inc. 93,200	1,351
• Group 1 Automotive, Inc. 54,200	1,873
• Keystone Automotive Industries, Inc. 37,200	964
Lithia Motors, Inc., Class A 36,400	940
Modine Manufacturing Co. 82,700	2,274
• Monaco Coach Corp. 70,000	1,825
Sonic Automotive, Inc. 69,800	1,738
Superior Industries International, Inc. 64,300	2,191
• TBC Corp. 52,500	1,467
• Tower Automotive, Inc. 139,600	715
▲•❸ United Defense Industries, Inc. 125,200	4,338
Winnebago Industries, Inc. 79,800	2,301
	29,345

Banks 6.6%

Security and Number of Shares	Value ($ x 1,000)
Alabama National Bancorp 35,900	1,832
Anchor Bancorp Wisconsin, Inc. 55,300	1,343
BancFirst Corp. 19,300	1,062
BankAtlantic Bancorp, Inc., Class A 132,100	2,067
Boston Private Financial Holdings, Inc. 64,100	1,494
Brookline Bancorp, Inc. 143,800	2,036
Capital City Bank Group, Inc. 32,750	1,269
Capitol Bancorp Ltd. 33,800	845
Chemical Financial Corp. 56,687	1,942
City Holding Co. 41,200	1,261
Community Bank System, Inc. 64,400	1,310
Community Banks, Inc. 30,135	925
Community First Bankshares, Inc. 91,100	2,932
Community Trust Bancorp, Inc. 33,300	972
Corus Bankshares, Inc. 67,500	2,548
Dime Community Bancshares, Inc. 93,175	1,593
First Charter Corp. 71,400	1,474
First Commonwealth Financial Corp. 145,100	2,047
First Federal Capital Corp. 55,400	1,420
First Financial Bancorp 107,030	1,822
First Financial Bancshares, Inc. 36,831	1,516
First Merchants Corp. 45,730	1,067

Security and Number of Shares	Value ($ x 1,000)
First Niagra Financial Group, Inc. 202,777	2,555
First Republic Bank 34,500	1,314
Firstfed America Bancorp, Inc. 45,400	1,112
• FirstFed Financial Corp. 40,100	1,621
Frontier Financial Corp. 44,800	1,485
Gold Banc Corp., Inc. 95,100	1,556
Hancock Holding Co. 73,434	2,050
Harbor Florida Bancshares, Inc. 57,000	1,580
Harleysville National Corp. 58,993	1,542
Independent Bank Corp. 36,200	976
Integra Bank Corp. 42,870	881
Irwin Financial Corp. 67,500	1,596
▲ MAF Bancorp., Inc. 79,725	3,257
Main Street Banks, Inc. 46,900	1,266
Mid-State Bancshares 56,800	1,277
Midwest Banc Holdings, Inc. 43,300	985
Movie Gallery, Inc. 78,700	1,528
National Penn Bancshares, Inc. 59,010	1,774
NBT Bancorp., Inc. 79,400	1,661
Net.B@nk, Inc. 113,600	1,226
Oriental Financial Group 48,615	1,387
PFF Bancorp, Inc. 41,100	1,539
PrivateBancorp, Inc. 24,400	1,350
Prosperity Bancshares, Inc. 50,700	1,175
Provident Bankshares Corp. 58,694	1,653
Republic Bancorp, Inc. 155,162	2,019
Riggs National Corp. 70,900	1,283
S&T Bancorp, Inc. 63,400	1,802
• S1 Corp. 170,900	1,377
Sandy Spring Bancorp, Inc. 35,800	1,281
Simmons First National Corp., Class A 34,900	907
▲ Southwest Bancorp of Texas, Inc. 82,700	3,363
Sterling Bancorp 37,000	1,022
Sterling Bancshares, Inc. 106,950	1,359
• Sterling Financial Corp. 49,500	1,634
Suffolk Bancorp 27,100	892
Susquehanna Bancshares, Inc. 96,675	2,262
Texas Regional Bancshares, Inc., Class A 71,419	3,015
Tompkins Trustco, Inc. 20,200	958
The Trust Co. of New Jersey 43,500	1,610

Security and Number of Shares	Value ($ x 1,000)
Trustco Bank Corp. 179,220	2,260
UMB Financial Corp. 51,793	2,601
Umpqua Holdings Corp. 68,400	1,296
United Community Financial Corp. 67,200	825
Unizan Financial Corp. 53,600	1,305
USB Holding Co., Inc. 48,100	1,013
WesBanco, Inc. 47,000	1,340
Wintrust Financial Corp. 46,800	2,223
	110,770

Business Machines & Software 2.3%

Security and Number of Shares	Value ($ x 1,000)
• Adaptec, Inc. 263,000	2,057
• Advanced Digital Information Corp. 155,600	1,643
Analogic Corp. 31,400	1,487
▲• Arbitron, Inc. 73,200	2,727
• Artesyn Technologies, Inc. 96,000	884
Black Box Corp. 42,500	2,165
• Borland Software Corp. 195,400	1,612
• Cray, Inc. 179,400	1,112
• Enterasys Networks, Inc. 513,600	1,079
• FindWhat.com 53,000	1,068
• Imagistics International, Inc. 39,500	1,599
• Intergraph Corp. 87,221	2,199
• InterVoice, Inc. 84,800	1,056
• Interwoven, Inc. 99,050	831
• Invision Technologies, Inc. 39,900	1,982
Landamerica Financial Group, Inc. 44,100	1,817
• LTX Corp. 145,100	1,586
• McData Corp., Class A 286,000	1,524
• Micromuse, Inc. 189,300	1,270
• MICROS Systems, Inc. 43,000	1,886
• Omnicell, Inc. 57,800	797
• PalmOne, Inc. 112,200	1,831
• PTEK Holdings, Inc. 139,600	1,420
• Scansource, Inc. 30,600	1,690
• Zhone Technologies, Inc. 188,000	636
	37,958

Business Services 14.8%

Security and Number of Shares	Value ($ x 1,000)
• Century Business Services, Inc. 204,415	844
ABM Industries, Inc. 118,400	2,186
• Administaff, Inc. 63,900	1,118
• Advent Software, Inc. 79,000	1,476
• The Advisory Board Co. 37,400	1,294
Advo, Inc. 72,650	2,281
• Agile Software Corp. 128,400	969
• Alderwoods Group, Inc. 99,100	1,217
• Altiris, Inc. 63,400	1,604
• American Management Systems, Inc. 103,000	1,989
• American Superconductor Corp. 67,400	851
• AMN Healthcare Services, Inc. 69,633	1,134
• Ansys, Inc. 36,200	1,341
• aQuantive, Inc. 148,700	1,494
• Ariba, Inc. 657,200	1,452
•❻ Ask Jeeves, Inc. 113,300	4,019
• Aspen Technology, Inc. 99,600	647
• At Road, Inc. 129,600	1,091
• Barra, Inc. 46,000	1,879
Bowne & Co., Inc. 81,700	1,383
• Bright Horizons Family Solutions, Inc. 32,300	1,433
▲• CACI International, Inc., Class A 69,700	3,171
• Catalina Marketing Corp. 125,900	2,087
CDI Corp. 46,900	1,513
• Cell Genesys, Inc. 98,200	1,085
▲• Cerner Corp. 85,800	3,674
• Ciber, Inc. 145,100	1,270
• Clarent Corp. 105,200	3
• Connetics Corp. 79,000	1,537
• CoStar Group, Inc. 43,500	1,715
• Cross Country Healthcare, Inc. 76,900	1,268
• CSG Systems International, Inc. 127,700	2,144
• CuraGen Corp. 123,100	714
• Dendrite International, Inc. 97,950	1,679
• Digital Insight Corp. 82,200	1,586
• Digital River, Inc. 77,300	1,991
• Digitas, Inc. 152,800	1,514
• Diversa Corp. 106,600	1,015
• Dot Hill Systems Corp. 107,300	805
• E.piphany, Inc. 184,300	807
• Echelon Corp. 99,800	1,088
• Eclipsys Corp. 113,700	1,604

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• eFunds Corp. 114,700	1,842
• Embarcadero Technologies, Inc. 66,000	852
• Encysive Pharmaceuticals, Inc. 126,600	1,272
• Epicor Software Corp. 106,400	1,363
• eResearch Technology, Inc. 81,400	2,562
• Euronet Worldwide, Inc. 66,800	1,298
• Exelixis, Inc. 172,200	1,565
• Exult, Inc. 262,100	1,601
• F5 Networks, Inc. 81,800	2,078
• FileNet Corp. 91,100	2,502
• Forrester Research, Inc. 53,200	923
• FTI Consulting, Inc. 101,900	1,676
G&K Services, Inc., Class A 49,850	1,889
• Global Imaging Systems, Inc. 53,700	1,859
Grey Global Group, Inc. 3,120	2,262
• Harris Interactive, Inc. 139,100	1,014
• Heidrick & Struggles International, Inc. 45,300	1,125
• Hewitt Associates, Inc., Class A 73,200	2,263
• Identix, Inc. 207,432	1,319
• IDT Corp. 49,400	918
• IDX Systems Corp. 68,100	2,159
• InFocus Corp. 97,900	800
• Informatica Corp. 205,300	1,486
• Infospace, Inc. 75,850	2,480
• infoUSA, Inc. 129,500	1,177
• Internap Network Services Corp. 595,400	1,000
• Internet Security Systems 121,300	1,612
• JDA Software Group, Inc. 71,800	943
John H. Harland Co. 67,600	2,083
• Keane, Inc. 154,200	2,190
• Korn/Ferry International 90,700	1,359
• Kroll, Inc. 101,600	3,011
• Labor Ready, Inc. 100,300	1,268
• Lionbridge Technologies, Inc. 114,300	1,031
▲• Macrovision Corp. 119,200	2,007
• Magma Design Automation, Inc. 80,500	1,501
• Manhattan Associates, Inc. 72,300	1,943
• Mantech International Corp., Class A 77,200	1,938
• Manugistics Group, Inc. 187,300	1,013

Security and Number of Shares	Value ($ x 1,000)
• MAXIMUS, Inc. 51,700	1,810
• Mentor Graphics Corp. 164,500	2,729
• MicroStrategy, Inc., Class A 30,400	1,460
• Mindspeed Technologies, Inc. 237,100	1,219
• MPS Group, Inc. 251,900	2,756
• MRO Software, Inc. 60,800	810
Nautilus Group, Inc. 78,549	1,263
• Navigant Consulting, Inc. 108,800	1,907
• NCO Group, Inc. 75,500	1,714
NDCHealth Corp. 85,200	1,949
• NeighborCare, Inc. 105,200	2,434
• Netegrity, Inc. 86,100	723
• NetIQ Corp. 125,900	1,619
New England Business Service, Inc. 32,700	1,135
Newcastle Investment Corp. 83,200	2,223
• NIC, Inc. 144,900	755
• Openwave Systems, Inc. 154,700	1,318
• Opsware, Inc. 195,700	1,433
• Orbital Sciences Corp. 118,900	1,531
• Packeteer, Inc. 79,500	958
• Parametric Technology Corp. 642,500	2,943
• Paxar Corp. 94,235	1,553
• PDI, Inc. 35,600	910
• Per-Se Technologies, Inc. 77,400	828
• Pre-Paid Legal Services, Inc. 42,900	1,073
• Priceline.com, Inc. 90,200	2,186
• Progress Software Corp. 84,400	1,730
• ProQuest Co. 68,200	1,821
• QAD, Inc. 82,400	907
▲• R.H. Donnelley Corp. 74,900	3,392
• RealNetworks, Inc. 386,900	2,225
• Renaissance Learning, Inc. 74,400	1,681
• Resources Connection, Inc. 55,000	2,217
• Retek, Inc. 135,400	945
Roto-Rooter, Inc. 24,400	1,181
• RSA Security, Inc. 145,100	2,325
• SafeNet, Inc. 56,900	1,223
• Sapient Corp. 297,200	1,664
• Seachange International, Inc. 67,400	783
• Secure Computing Corp. 85,000	813

Security and Number of Shares	Value ($ x 1,000)
• Seebeyond Technology Corp. 207,000	791
• Serena Software, Inc. 95,200	1,692
• SonicWALL, Inc. 169,500	1,214
• SourceCorp 39,800	1,022
Spartech Corp. 71,500	1,631
• Spherion Corp. 148,000	1,458
• SRA International, Inc., Class A 42,100	1,580
SS&C Technologies, Inc. 45,900	1,060
The Standard Register Co. 70,500	1,039
Startek, Inc. 33,400	1,084
Strayer Education, Inc. 25,600	3,199
• SupportSoft, Inc. 100,400	993
• Symyx Technologies, Inc. 76,000	1,946
• TeleTech Holdings, Inc. 184,400	1,127
• Telik, Inc. 103,100	2,420
• Tetra Technologies, Inc. 52,200	1,248
• Transaction Systems Architects, Inc., Class A 88,300	1,875
▲•❾ Tularik, Inc. 160,000	3,947
▲• United Online, Inc. 154,300	2,561
• URS Corp. 96,900	2,503
• Valueclick, Inc. 182,500	1,891
• Verity, Inc. 93,000	1,153
• Vignette Corp. 632,000	1,100
• Waste Connections, Inc. 68,600	2,763
• Watson Wyatt & Co. Holdings 80,300	2,106
• WebEx Communications, Inc. 103,900	2,332
• webMethods, Inc. 129,000	1,109
• Websense, Inc. 53,900	1,590
• Wind River Systems, Inc. 196,200	1,836
• Wireless Facilities, Inc. 151,600	1,454
• Wynn Resorts Ltd. 83,800	3,346
	246,372

Chemicals 2.1%

A. Schulman, Inc. 72,300	1,446
Amcol International Corp. 70,700	1,189
Arch Chemicals, Inc. 54,200	1,583
Brady Corp., Class A 56,000	2,176
Crompton Corp. 268,200	1,668

Security and Number of Shares	Value ($ x 1,000)
• Entegris, Inc. 178,000	1,807
• Ethyl Corp. 41,600	775
Ferro Corp. 100,300	2,597
Georgia Gulf Corp. 78,500	2,501
• H.B. Fuller Co. 68,400	1,874
MacDermid, Inc. 73,000	2,364
Millennium Chemicals, Inc. 155,100	2,539
• OM Group, Inc. 68,300	1,738
PolyOne Corp. 221,100	1,512
• Rogers Corp. 38,000	2,269
Rollins, Inc. 109,750	2,606
Tredegar Corp. 92,100	1,224
• Trex Co., Inc. 34,400	1,332
WD-40 Co. 41,700	1,266
	34,466

Construction 1.9%

American Woodmark Corp. 18,900	1,213
▲ Beazer Homes USA, Inc. 32,769	3,226
• Ceradyne, Inc. 39,150	1,117
Eagle Materials, Inc. 52,000	3,416
ElkCorp 48,550	1,346
• EMCOR Group, Inc. 35,200	1,440
Granite Construction, Inc. 100,925	2,003
• Insituform Technologies, Inc., Class A 65,500	1,064
• Integrated Electrical Services, Inc. 87,800	856
M/I Schottenstein Homes, Inc. 33,800	1,442
• Mastec, Inc. 119,400	875
• NCI Building Systems, Inc. 46,700	1,367
• Palm Harbor Homes, Inc. 54,600	1,229
• Quanta Services, Inc. 284,700	1,557
▲• Simpson Manufacturing Co., Inc. 57,200	2,984
• Surebeam Corp., Class A 132,000	1
Texas Industries, Inc. 50,700	1,709
• USG Corp. 104,600	1,488
Walter Industries, Inc. 101,000	1,260
• WCI Communities, Inc. 106,000	2,577
	32,170

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Consumer Durables 1.2%	
• Champion Enterprises, Inc. 160,700	1,750
• Genlyte Group, Inc. 31,500	1,806
• Griffon Corp. 71,300	1,565
Haverty Furniture Cos., Inc. 54,900	992
• Helen of Troy Ltd. 68,400	2,274
Kimball International, Inc., Class B 91,700	1,354
▲ La-Z-Boy, Inc. 126,400	2,634
• Red Robin Gourmet Burgers, Inc. 39,600	1,139
• Select Comfort Corp. 81,300	1,971
Thomas Industries, Inc. 40,700	1,374
Toro Co. 58,700	3,413
	20,272
Containers 0.2%	
Greif, Inc., Class A 53,200	1,749
• Silgan Holdings, Inc. 43,200	1,817
	3,566
Electronics 8.7%	
• Actel Corp. 61,100	1,217
Acuity Brands, Inc. 101,500	2,484
Agilysys, Inc. 79,500	933
• Anixter International, Inc. 87,800	2,573
• Arris Group, Inc. 211,300	1,264
• Artisan Components, Inc. 55,000	1,287
• Aspect Communications Corp. 139,100	1,646
• Asyst Technologies, Inc. 113,700	752
• ATMI, Inc. 74,700	1,649
• Avanex Corp. 317,400	943
• Axcelis Technologies, Inc. 238,700	2,509
Belden, Inc. 63,000	1,102
▲• Benchmark Electronics, Inc. 98,750	2,669
• Biolase Technology, Inc. 53,400	688
◆• Bookham Technology Plc 1	—
• Brooks Automation, Inc. 107,324	1,786
• Bruker BioSciences Corp. 213,200	1,106
C&D Technologies, Inc. 63,200	980
• C-COR.net Corp. 102,100	927
• Cable Design Technologies Corp. 103,375	882
▲• Cabot Microelectronics Corp. 59,400	1,754
• CCC Information Services Group, Inc. 65,200	1,050

Security and Number of Shares	Value ($ x 1,000)
• Celera Genomics Group – Applera Corp. 177,200	2,089
• Cepheid, Inc. 89,000	689
• Checkpoint Systems, Inc. 90,500	1,454
• ChipPAC, Inc., Class A 236,700	1,451
• Cirrus Logic, Inc. 203,300	1,267
▲• CMGI, Inc. 973,300	1,684
• Coherent, Inc. 71,800	1,755
Cohu, Inc. 52,700	922
• CommScope, Inc. 142,800	2,500
• Comtech Telecommunications 34,900	565
• Corvis Corp. 1,163,000	1,814
• Cox Radio, Inc., Class A 101,300	2,098
• Credence Systems Corp. 154,000	1,716
CTS Corp. 88,800	1,159
Cubic Corp. 64,200	1,515
• Cyberonics 56,800	1,346
• Daktronics, Inc. 46,500	987
• Dionex Corp. 50,300	2,567
• DSP Group, Inc. 69,000	1,710
• Dupont Photomasks, Inc. 44,900	929
• Electro Scientific Industries, Inc. 67,300	1,376
• ESS Technology, Inc. 93,600	1,003
• Exar Corp. 98,500	1,503
• Excel Technology, Inc. 29,500	998
• Faro Technologies, Inc. 33,400	596
• FEI Co. 80,100	1,600
• FuelCell Energy, Inc. 114,800	1,892
• Genesis Microchip, Inc. 78,700	1,183
• Harmonic, Inc. 168,300	1,112
• Hollywood Entertainment Corp. 146,400	1,971
• Hutchinson Technology, Inc. 62,300	1,532
• Integrated Silicon Solutions, Inc. 81,200	1,115
• Intermagnetics General Corp. 41,314	1,013
• Kopin Corp. 172,700	860
• Kulicke & Soffa Industries, Inc. 123,900	1,230
▲• Lattice Semiconductor Corp. 271,800	1,935
• Littelfuse, Inc. 52,100	2,001
▲• Macromedia, Inc. 163,100	3,360
• Mattson Technology, Inc. 112,000	1,095
• Mercury Computer Systems, Inc. 52,100	1,167
Methode Electronics, Class A 88,400	1,002
• Microsemi Corp. 143,600	1,561

Security and Number of Shares	Value ($ x 1,000)
• MRV Communications, Inc. 260,100	611
MTS Systems Corp. 51,900	1,222
• Mykrolis Corp. 99,900	1,454
• Netopia, Inc. 56,600	338
• Newport Corp. 94,000	1,395
• Oplink Communications, Inc. 359,900	691
Park Electrochemical Corp. 48,950	1,154
• Photon Dynamics, Inc. 40,000	1,240
• Pinnacle Systems, Inc. 164,400	1,294
• Pixelworks, Inc. 109,200	1,952
• Plexus Corp. 105,300	1,514
• Power Integrations, Inc. 72,700	1,791
• Power-One, Inc. 200,700	1,726
• Powerwave Technologies, Inc. 156,400	1,059
• Quantum Corp. 441,000	1,380
• Rayovac Corp. 80,400	2,143
• Remec, Inc. 147,300	927
• Rofin-Sinar Technologies, Inc. 35,100	813
• Rudolph Technologies, Inc. 40,700	654
• ScanSoft, Inc. 246,800	1,199
• Silicon Image, Inc. 174,900	1,782
• Silicon Storage Technology, Inc. 231,100	3,062
• Spectralink Corp. 46,600	587
• Standard Microsystems Corp. 44,600	1,063
• Stratex Networks, Inc. 207,800	679
• Superconductor Technologies, Inc. 161,000	225
• Synaptics, Inc. 60,700	1,005
• Technitrol, Inc. 97,100	2,065
• Tekelec 150,400	2,507
• Terayon Communication Systems Corp. 185,600	538
• THQ, Inc. 92,650	1,718
• Transmeta Corp. 405,200	1,130
• Triquint Semiconductor, Inc. 323,600	1,777
• TTM Technologies, Inc. 100,300	1,114
▲• Varian, Inc. 83,900	3,443
• Viasat, Inc. 63,500	1,396
• Vicor Corp. 100,900	1,402
• Wilson Greatbatch Technologies, Inc. 50,400	1,739
• Zoran Corp. 102,700	1,698
	145,010

Security and Number of Shares	Value ($ x 1,000)
Energy: Raw Materials 2.9%	
• Atwood Oceanics, Inc. 32,300	1,184
Berry Petroleum Co., Class A 49,700	1,348
Cabot Oil & Gas Corp. 78,500	2,802
CARBO Ceramics, Inc. 36,600	2,367
• Cimarex Energy Co. 101,200	2,792
• Denbury Resources, Inc. 132,000	2,410
• Grey Wolf, Inc. 437,000	1,739
• Hanover Compressor Co. 179,700	2,210
• Headwaters, Inc. 79,300	1,823
• Hydril Co. 54,900	1,398
• KFX, Inc. 129,100	1,303
• Kirby Corp. 58,100	2,004
• McDermott International, Inc. 159,400	1,317
NL Industries, Inc. 115,200	1,499
• Offshore Logistics, Inc. 55,800	1,225
• Oil States International, Inc. 120,600	1,633
Penn Virginia Corp. 22,300	1,467
• Plains Resources, Inc. 58,400	1,052
• Prima Energy Corp. 31,900	1,184
• Range Resources Corp. 136,500	1,708
• Seacor Holdings, Inc. 44,250	1,836
• Southwestern Energy Co. 86,200	2,168
• Swift Energy Co. 66,000	1,432
• TC Pipelines L.P. 39,500	1,283
• Unit Corp. 106,000	2,995
USEC, Inc. 199,000	1,369
• W-H Energy Services, Inc. 67,600	1,242
World Fuel Services Corp. 26,800	1,134
	47,924
Food & Agriculture 1.4%	
• American Italian Pasta Co., Class A 42,800	1,325
• Chiquita Brands International, Inc. 97,000	1,747
Delta & Pine Land Co. 92,300	2,239
Farmers Brothers Co. 3,160	1,153
• Fisher Communications, Inc. 21,300	1,074
• Hain Celestial Group, Inc. 84,800	1,679
Interstate Bakeries 108,100	1,222
Lance, Inc. 72,100	1,090
• Ralcorp Holdings, Inc. 66,566	2,317
Sanderson Farms, Inc. 47,800	1,777

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Sensient Technologies Corp. 113,700	2,326
• Tejon Ranch Co. 35,900	1,249
• United Natural Foods, Inc. 92,800	2,325
• VistaCare, Inc., Class A 39,300	990
• Wild Oats Markets, Inc. 74,300	1,025
	23,538
Gold 0.0%	
Royal Gold, Inc. 51,400	**631**
Healthcare / Drugs & Medicine 12.1%	
• aaiPharma, Inc. 68,950	439
▲• Abgenix, Inc. 213,000	3,466
• Advanced Medical Optics, Inc. 70,800	2,233
• Advanced Neuromodulation Systems, Inc. 46,400	1,264
• Albany Molecular Research, Inc. 78,300	1,270
• Alexion Pharmaceuticals, Inc. 54,200	1,221
Alpharma, Inc., Class A 126,600	2,751
• American Healthways, Inc. 77,100	1,868
• American Medical Systems Holdings, Inc. 79,900	2,074
• AMERIGROUP Corp. 58,300	2,420
• Amsurg Corp. 72,550	1,754
• Antigenics, Inc. 97,800	933
• Ariad Pharmaceuticals, Inc. 116,000	1,318
Arrow International, Inc. 105,600	3,160
• Arthrocare Corp. 51,400	1,208
• Atherogenics, Inc. 89,000	2,102
• Atrix Labs, Inc. 53,100	1,602
• Beverly Enterprises, Inc. 258,700	1,539
• BioMarin Pharmaceuticals, Inc. 158,300	1,095
• Biosite, Inc. 36,500	1,446
Cambrex Corp. 61,900	1,530
• Centene Corp. 47,650	1,596
• Cima Labs, Inc. 35,900	1,136
• Conmed Corp. 69,900	1,725
• Corvel Corp. 26,200	814
• Cubist Pharmaceuticals, Inc. 99,100	985
• CV Therapeutics, Inc. 72,000	1,038
Datascope Corp. 36,600	1,212
• Dendreon Corp. 136,300	1,772
▲ Diagnostic Products Corp. 69,500	2,965

Security and Number of Shares	Value ($ x 1,000)
• Digene Corp. 46,500	1,651
• Discovery Laboratories, Inc. 104,900	1,220
• DJ Orthopedics, Inc. 52,600	1,211
• Encore Medical Corp. 105,900	831
• Enzo Biochem, Inc. 74,261	1,081
• Enzon Pharmaceuticals, Inc. 105,500	1,531
• Epix Medical, Inc. 54,600	1,339
• First Horizon Pharmaceutical Corp. 86,600	1,343
• Genesis HealthCare Corp. 49,250	1,152
• Genta, Inc. 184,600	1,584
• Geron Corp. 96,900	734
• Haemonetics Corp. 60,000	1,694
• HealthExtras, Inc. 80,700	1,027
• ICU Medical, Inc. 33,800	1,128
• Ii-Vi, Inc. 35,400	874
• Ilex Oncology, Inc. 94,700	2,196
• Immucor, Inc. 47,500	1,171
• Impax Laboratories, Inc. 140,300	2,920
• Incyte Corp. 178,800	1,420
• Inspire Pharmaceuticals, Inc. 78,900	1,297
• Integra LifeSciences Holdings Corp. 65,200	2,086
• InterMune, Inc. 76,700	1,131
• Intuitive Surgical, Inc. 81,700	1,319
▲ Invacare Corp. 74,900	2,983
• Inveresk Research Group, Inc. 91,800	2,602
• Inverness Medical Innovations, Inc. 47,900	903
• Isis Pharmaceuticals, Inc. 137,600	1,000
• Kindred Healthcare, Inc. 42,400	2,077
• Kyphon, Inc. 95,200	2,390
Landauer, Inc. 21,900	855
• Lexicon Genetics, Inc. 155,600	1,099
▲• LifePoint Hospitals, Inc. 91,400	3,268
• Ligand Pharmaceuticals, Inc., Class B 176,800	3,785
• Medarex, Inc. 190,600	1,816
Mentor Corp. 106,300	3,370
• Merit Medical Systems, Inc. 62,054	975
▲•❷ MGI Pharma, Inc. 84,200	5,205
Mine Safety Appliances Co. 89,200	2,417
• Myriad Genetics, Inc. 67,100	1,156

Security and Number of Shares	Value ($ x 1,000)
• Nabi Biopharmaceuticals 135,800	2,220
• Nektar Therapeutics 135,000	2,734
• Noven Pharmacuticals, Inc. 55,800	1,096
• NPS Pharmacuticals, Inc. 89,400	2,239
Oakley, Inc. 164,000	2,270
• Ocular Sciences, Inc. 57,500	1,616
• Odyssey HealthCare, Inc. 87,550	1,472
•❹ Onyx Pharmaceuticals, Inc. 82,300	4,059
• Orthodontic Centers of America, Inc. 124,200	891
Owens & Minor, Inc. 93,000	2,260
• Parexel International Corp. 64,200	1,254
▲•❺ Pediatrix Medical Group, Inc. 56,300	4,025
Perrigo Co. 169,000	3,645
• Pharmacopeia, Inc. 59,100	1,060
PolyMedica Corp. 63,300	1,762
• Priority Healthcare Corp., Class B 105,200	2,109
• Province Healthcare Co. 118,700	1,898
• PSS World Medical, Inc. 162,500	1,818
• Regeneron Pharmaceuticals, Inc. 134,600	1,687
• RehabCare Group, Inc. 39,900	816
▲•❽ Resmed, Inc. 80,200	3,952
• Serologicals Corp. 59,100	1,095
• Sierra Health Services, Inc. 66,200	2,459
• Sola International, Inc. 76,600	1,572
• Sunrise Senior Living, Inc. 48,100	1,520
• SuperGen, Inc. 88,000	723
• SurModics, Inc. 43,200	967
• Sybron Dental Specialties, Inc. 92,700	2,711
• Tanox, Inc. 105,900	1,806
• Thoratec Corp. 136,600	1,859
• Transkaryotic Therapies, Inc. 83,500	1,213
• United Surgical Partners International, Inc. 65,900	2,387
• United Therapeutics Corp. 52,700	1,297
• US Oncology, Inc. 203,072	3,026
• USANA Health Sciences, Inc. 45,800	1,234
• Ventana Medical Systems, Inc. 41,500	2,054
• Vertex Pharmaceuticals, Inc. 189,500	1,637
• Viasys Healthcare, Inc. 72,900	1,414
▲• Vicuron Pharmaceuticals, Inc. 131,400	2,997

Security and Number of Shares	Value ($ x 1,000)
▲• Visx, Inc. 117,800	2,579
West Pharmaceutical Services, Inc. 36,000	1,397
• Wright Medical Group, Inc. 79,700	2,737
• XOMA Ltd. 205,900	883
	202,227
Household Products 0.1%	
• Elizabeth Arden, Inc. 59,500	1,303
• Playtex Products, Inc. 151,700	1,124
	2,427
Insurance 3.1%	
Alfa Corp. 193,200	2,622
• Argonaut Group, Inc. 66,700	1,234
Baldwin & Lyons, Inc., Class B 36,100	1,000
• CNA Surety Corp. 103,500	1,127
Commerce Group, Inc. 77,300	3,568
Delphi Financial Group, Inc., Class A 74,656	2,998
FBL Financial Group, Inc., Class A 64,700	1,723
• Great American Financial Resources, Inc. 114,250	1,822
Harleysville Group, Inc. 72,100	1,370
Hooper Holmes, Inc. 160,500	884
Horace Mann Educators Corp. 103,800	1,620
Kansas City Life Insurance Co. 29,500	1,180
Liberty Corp. 45,700	2,052
• Navigators Group, Inc. 31,100	810
• Ohio Casualty Corp. 146,900	2,882
• Philadelphia Consolidated Holding Co. 52,500	3,031
Presidential Life Corp. 72,600	1,168
• ProAssurance Corp. 69,796	2,368
RLI Corp. 60,250	2,094
Selective Insurance Group, Inc. 65,300	2,335
State Auto Financial Corp. 95,400	2,677
Sterling Financial Corp. 53,250	1,355
• Stewart Information Services Corp. 42,400	1,505
• Triad Guaranty, Inc. 33,700	1,843
• UICI 111,700	1,934
United Fire & Casualty Co. 24,800	1,087

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
•USI Holdings Corp. 113,400	1,718
Zenith National Insurance Corp. 44,600	1,923
	51,930

Media 2.2%

Security and Number of Shares	Value ($ x 1,000)
•Adolor Corp. 93,300	1,499
•AMC Entertainment, Inc. 88,800	1,416
•Applied Films Corp. 36,500	869
Banta Corp. 61,300	2,727
Blockbuster, Inc., Class A 89,100	1,475
•CNET Networks, Inc. 344,500	2,935
•Consolidated Graphics, Inc. 33,200	1,239
•Entravision Communications Corp., Class A 143,400	1,309
•Gaylord Entertainment Co. 95,300	2,987
Gray Television, Inc. 108,500	1,608
•Information Holdings, Inc. 51,700	1,285
•Insight Communications Co. 125,100	1,140
•Journal Register Co. 99,900	1,981
•Lin TV Corp., Class A 63,900	1,437
•Mediacom Communications Corp. 216,500	1,578
•Primedia, Inc. 626,600	1,830
Pulitzer, Inc. 23,700	1,199
Regal Entertainment Group, Class A 128,900	2,809
•Salem Communications Corp., Class A 44,400	1,324
•Sinclair Broadcast Group, Inc., Class A 109,100	1,348
•Spanish Broadcasting System, Class A 91,800	892
•Tivo, Inc. 179,800	1,260
•Valuevision Media, Inc., Class A 89,200	1,252
	37,399

Miscellaneous 0.3%

Security and Number of Shares	Value ($ x 1,000)
•Coinstar, Inc. 52,600	907
•NetFlix, Inc. 124,200	3,141
•Salix Pharmaceuticals Ltd. 52,800	1,633
	5,681

Miscellaneous Finance 5.4%

Security and Number of Shares	Value ($ x 1,000)
1st Source Corp. 50,200	1,237
Amcore Financial, Inc. 59,850	1,696

Security and Number of Shares	Value ($ x 1,000)
•Bankunited Financial Corp., Class A 71,300	1,884
Blackrock, Inc. 43,400	2,700
•Boca Resorts, Inc., Class A 96,800	1,694
Cash America International, Inc. 69,400	1,485
▲❿ Cathay Bancorp., Inc. 59,500	3,873
Central Pacific Financial Co. 39,700	996
Charter Municipal Mortgage Acceptance Co. 103,800	2,033
•The Commercial Capital Bancorp, Inc. 72,233	1,276
Commercial Federal Corp. 102,500	2,630
•CompuCredit Corp. 114,100	1,891
•Corrections Corp. of America 84,800	3,090
CVB Financial Corp. 117,974	2,421
▲ Downey Financial Corp. 67,300	3,247
East-West Bancorp, Inc. 58,200	3,278
•eSpeed, Inc., Class A 75,100	1,322
Fidelity Bankshares, Inc. 37,200	1,237
•Financial Federal Corp. 44,700	1,399
First Community Bancorp 37,800	1,291
First Financial Corp. 33,700	994
First Financial Holdings, Inc. 31,000	884
First Sentinel Bancorp., Inc. 63,291	1,304
Glacier Bancorp, Inc. 47,830	1,466
Hudson River Bancorp 73,100	1,317
IBERIABANK Corp. 16,700	952
Independent Bank Corp. Michigan 48,420	1,212
•Investment Technology Group, Inc. 105,600	1,513
▲• La Quinta Corp. 428,400	3,080
•LabOne, Inc. 40,900	1,208
LaBranche & Co., Inc. 144,200	1,409
MB Financial, Inc. 65,100	2,295
MCG Capital Corp. 94,000	1,511
•Meritage Corp. 30,500	2,069
The Midland Co. 43,700	1,158
•National Western Life Insurance Co., Class A 8,200	1,192
▲ New Century Financial Corp. 85,300	3,619
Northwest Bancorp, Inc. 116,249	2,398
•Ocwen Financial Corp. 166,500	1,810

Security and Number of Shares	Value ($ x 1,000)
• Portfolio Recovery Associates, Inc. 37,700	1,007
• Saxon Capital, Inc. 68,900	1,499
Seacoast Financial Services Corp. 61,700	1,995
United Community Banks, Inc. 84,300	2,016
•❶ UnitedGlobalCom, Inc., Class A 935,000	6,994
Value Line, Inc. 24,700	1,588
Waypoint Financial Corp. 81,400	2,107
• World Acceptance Corp. 45,800	701
	89,978
Non-Durables & Entertainment 2.8%	
• AFC Enterprises, Inc. 67,900	1,528
▲• CEC Entertainment, Inc. 92,850	3,173
Churchill Downs, Inc. 32,700	1,194
• CKE Restaurants, Inc. 138,900	1,458
• Electronics Boutique Holdings Corp. 59,500	1,610
• Handleman Co. 57,500	1,294
• Hibbet Sporting Goods, Inc. 55,350	1,344
IHOP Corp. 50,800	1,887
• Isle of Capri Casinos, Inc. 71,100	1,493
• Jack in the Box, Inc. 87,400	2,367
Landry's Restaurants, Inc. 66,200	2,216
• Leapfrog Enterprises, Inc. 72,100	1,551
Lone Star Steakhouse & Saloon, Inc. 51,600	1,587
• P.F. Chang's China Bistro, Inc. 61,100	2,985
• Papa John's International, Inc. 43,000	1,438
• Penn National Gaming, Inc. 96,100	2,834
• Rare Hospitality International Inc. 81,350	2,227
Riviana Foods, Inc. 35,700	901
Russ Berrie & Co., Inc. 49,100	1,401
• Ryan's Family Steak Houses, Inc. 102,750	1,864
• Sotheby's Holdings, Inc., Class A 150,700	1,958
• The Steak N Shake Co. 67,500	1,272
• Stewart Enterprises, Inc., Class A 254,100	1,855
The Topps Co., Inc. 100,400	897
Triarc Cos., Class B 142,800	1,492
Tupperware Corp. 140,800	2,637
	46,463

Security and Number of Shares	Value ($ x 1,000)
Non-Ferrous Metals 0.7%	
• Century Aluminum Co. 69,300	1,372
Commercial Metals Co. 68,166	1,786
• Hecla Mining Co. 270,500	1,550
Minerals Technologies, Inc. 48,500	2,845
Reliance Steel & Aluminum Co. 77,375	2,555
Southern Peru Copper Corp. 33,500	972
	11,080
Oil: Domestic 2.4%	
• CAL Dive International, Inc. 91,500	2,474
• Comstock Resources, Inc. 83,400	1,697
• Encore Acquisition Co. 73,000	2,172
• Energy Partners Ltd. 79,800	1,117
Frontier Oil Corp. 64,800	1,152
• Global Industries Ltd. 250,100	1,501
Holly Corp. 38,400	1,290
• KCS Energy, Inc. 117,400	1,411
• Magnum Hunter Resources, Inc. 166,700	1,712
• Nuevo Energy Co. 46,900	1,618
• Plains Exploration & Production Co. 97,900	1,929
• Quicksilver Resource, Inc. 59,200	2,572
• Remington Oil & Gas Corp. 64,600	1,415
• Spinnaker Exploration Co. 80,400	2,868
St. Mary Land & Exploration Co. 67,700	2,447
• Stone Energy Corp. 63,340	3,116
• Superior Energy Services, Inc. 180,700	1,878
• Tesoro Petroleum Corp. 158,100	3,211
• Universal Compression Holdings, Inc. 74,800	2,226
Vintage Petroleum, Inc. 154,900	2,334
	40,140
Optical & Photo 0.1%	
• August Technology Corp. 42,800	564
• Photronics, Inc. 80,100	1,193
	1,757
Paper & Forest Products 0.7%	
• Buckeye Technologies, Inc. 91,700	963
• Caraustar Industries, Inc. 69,700	882
Chesapeake Corp. 42,900	974

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Glatfelter 108,400	1,217
Longview Fibre Co. 123,100	1,290
Potlatch Corp. 69,200	2,621
Rock-Tennessee Co., Class A 86,300	1,286
Universal Forest Products, Inc. 42,000	1,138
Wausau-Mosinee Paper Corp. 125,725	1,764
	12,135

Producer Goods & Manufacturing 5.9%

Security and Number of Shares	Value ($ x 1,000)
• Actuant Corp., Class A 56,400	1,928
• Advanced Energy Industries, Inc. 80,100	1,061
• Aeroflex, Inc. 174,700	2,198
Albany International Corp., Class A 80,483	2,455
Applied Industrial Technologies, Inc. 47,700	1,254
▲ Aptargroup, Inc. 88,000	3,458
Baldor Electric Co. 79,220	1,789
Barnes Group, Inc. 56,300	1,534
Clarcor, Inc. 60,650	2,670
• Cuno, Inc. 41,400	1,824
Curtiss-Wright Corp. 49,300	2,322
Federal Signal Corp. 116,900	2,128
Franklin Electric Co., Inc. 25,000	1,506
• Gardner Denver, Inc. 46,100	1,209
Helix Technology Corp. 62,900	1,107
▲❼ Hughes Supply, Inc. 71,250	3,982
▲ IDEX Corp. 79,600	3,761
• Ionics, Inc. 55,400	1,278
• Jacuzzi Brands, Inc. 181,000	1,582
• Jarden Corp. 64,300	2,392
JLG Industries, Inc. 104,600	1,547
Kaydon Corp. 67,700	1,894
▲ Kennametal, Inc. 87,400	3,772
▲• Kos Pharmaceuticals, Inc. 89,300	3,676
Lennox International, Inc. 141,600	2,366
Libbey, Inc. 33,591	879
Lincoln Electric Holdings, Inc. 97,600	3,077
• Lone Star Technologies, Inc. 68,900	1,412
Manitowoc Co., Inc. 63,762	1,939
Matthews International Corp., Class A 78,400	2,391
• Maverick Tube Corp. 101,900	2,306

Security and Number of Shares	Value ($ x 1,000)
• Moog, Inc., Class A 62,050	2,048
MSC Industrial Direct Co., Class A 98,500	2,823
NACCO Industries, Inc., Class A 14,250	1,212
• Oceaneering International, Inc. 58,200	1,630
• Plug Power, Inc. 175,800	1,366
Regal Beloit 60,000	1,201
• Safeguard Scientifics, Inc. 295,800	769
Sauer-Danfoss, Inc. 114,300	1,714
• Sequa Corp., Class A 23,800	1,162
• The Shaw Group, Inc. 146,500	1,758
• Sonic Solutions, Inc. 53,100	956
Steelcase, Inc., Class A 113,300	1,392
Stewart & Stevenson Services, Inc. 70,900	1,133
Tecumseh Products Co., Class A 43,800	1,703
Tennant Co. 22,100	877
• Triumph Group, Inc. 37,200	1,196
• Tyler Technologies, Inc. 101,000	953
• Ultratech Stepper, Inc. 56,100	904
Valmont Industries, Inc. 58,900	1,207
Watsco, Inc. 62,500	1,822
Watts Water Technologies, Inc., Class A 76,300	1,869
Woodward Governor Co. 25,600	1,596
	97,988

Railroad & Shipping 0.4%

Security and Number of Shares	Value ($ x 1,000)
• Genessee & Wyoming, Inc., Class A 49,500	1,141
• Kansas City Southern Railway 151,600	2,100
• RailAmerica, Inc. 79,300	969
Wabtec Corp. 105,421	1,718
	5,928

Real Property 5.2%

Security and Number of Shares	Value ($ x 1,000)
• Alexander's, Inc. 12,100	1,887
Alexandria Real Estate Equities, Inc. 45,500	2,585
American Home Mortgage Investment Corp. 90,200	2,140
AMLI Residential Properties 61,600	1,559
Anthracite Capital, Inc. 121,600	1,278
Anworth Mortgage Asset Corp. 97,100	1,133

Security and Number of Shares	Value ($ x 1,000)
Bedford Property Investors, Inc. 40,200	1,089
▲ Brandywine Realty Trust 109,000	2,762
Capital Automotive Real Estate Investment Trust 84,100	2,366
Colonial Properties Trust 62,900	2,219
Commercial Net Lease Realty 120,600	2,001
Cornerstone Realty Income Trust, Inc. 136,200	1,026
Corporate Office Properties Trust SBI 71,200	1,449
EastGroup Properties, Inc. 50,100	1,450
Entertainment Properties Trust 47,800	1,599
Equity Inns, Inc. 105,500	865
• FelCor Lodging Trust, Inc. 142,500	1,425
Gables Residential Trust 68,600	2,182
Getty Realty Corp. 59,400	1,278
Glenborough Realty Trust, Inc. 73,800	1,387
Glimcher Realty Trust 84,700	1,791
• Homestore, Inc. 298,100	1,431
IMPAC Mortgage Holdings, Inc. 149,200	2,807
Investors Real Estate Trust 91,900	882
• Jones Lang LaSalle, Inc. 76,100	1,797
Keystone Property Trust 75,100	1,528
Kilroy Realty Corp. 67,500	2,116
Koger Equity, Inc. 64,300	1,347
Kramont Realty Trust 59,400	939
LaSalle Hotel Properties 59,400	1,307
Lexington Corp. Properties Trust 114,700	2,121
LNR Property Corp. 47,300	2,375
Manufactured Home Communities, Inc. 55,600	1,740
• Meristar Hospitality Corp. 166,500	966
MFA Mortgage Investments, Inc. 148,300	1,321
Mid-America Apartment Communities, Inc. 47,300	1,525
National Health Investors, Inc. 64,300	1,541
Novastar Financial, Inc. 57,500	1,866
Parkway Properties, Inc. 26,700	1,060
Post Properties, Inc. 94,200	2,533
PS Business Parks, Inc. 51,400	1,951
RAIT Investment Trust 55,900	1,345
Ramco-Gershenson Properties 40,700	964

Security and Number of Shares	Value ($ x 1,000)
Redwood Trust, Inc. 44,700	1,942
Saul Centers, Inc. 39,300	983
Senior Housing Properties Trust 153,000	2,287
Sovran Self Storage, Inc. 34,200	1,155
Summit Properties, Inc. 75,600	1,711
Sun Communities, Inc. 44,800	1,566
Tanger Factory Outlet Centers 32,000	1,222
Taubman Centers, Inc. 121,700	2,373
The Town & Country Trust 39,000	912
• Trammell Crow Co. 90,900	1,228
US Restaurant Properties, Inc. 55,700	889
	87,201

Retail 3.6%

Security and Number of Shares	Value ($ x 1,000)
• A.C. Moore Arts & Crafts, Inc. 46,000	1,253
Aaron Rents, Inc. 79,200	2,294
• Big 5 Sporting Goods Corp. 54,600	1,355
Burlington Coat Factory Warehouse Corp. 108,340	2,054
Casey's General Stores, Inc. 121,500	2,012
The Cato Corp., Class A 50,300	1,007
• Central Garden & Pet Co. 43,200	1,664
• Charming Shoppes, Inc. 276,600	1,953
• The Children's Place Retail Stores, Inc. 64,100	1,688
Christopher & Banks Corp. 91,450	1,636
• Cost Plus, Inc. 52,000	1,882
• The Dress Barn, Inc. 70,600	1,187
• Drugstore.com, Inc. 174,400	807
• Duane Reade, Inc. 59,500	993
• The Finish Line, Class A 50,000	1,676
• Guitar Center, Inc. 57,000	2,367
• The Gymboree Corp. 73,400	1,296
• Insight Enterprises, Inc. 113,350	1,897
• Jo-Ann Stores, Inc. 53,610	1,516
Longs Drug Stores Corp. 90,400	1,772
• The Men's Wearhouse, Inc. 90,550	2,308
• Payless Shoesource, Inc. 163,800	2,318
• Petco Animal Supplies, Inc. 36,000	1,057
Ruddick Corp. 112,600	2,297
• School Specialty, Inc. 44,700	1,593
• Sharper Image Corp. 35,700	1,091
• ShopKo Stores, Inc. 72,200	957

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Too, Inc. 82,800	1,452
▲• Tractor Supply Co. 90,400	3,531
▲• United Stationers, Inc. 81,700	3,105
Weis Markets, Inc. 65,400	2,296
• West Marine, Inc. 49,500	1,439
▲• Zale Corp. 62,500	3,495
	59,248
Steel 0.8%	
• AK Steel Holding Corp. 261,700	1,230
Allegheny Technologies, Inc. 194,400	1,987
Carpenter Technology Corp. 53,800	1,469
• Cleveland-Cliffs, Inc. 25,600	1,213
Gibraltar Steel Corp. 47,600	1,171
Quanex Corp. 39,800	1,624
Schnitzer Steel Industries, Inc., Class A 49,800	1,308
• Steel Dynamics, Inc. 115,200	2,773
	12,775
Telephone 1.3%	
• Autobytel.com, Inc. 93,200	872
• Commonwealth Telephone Enterprises, Inc. 53,700	2,237
• Ditech Communications Corp. 80,000	1,150
• Dobson Communications Corp., Class A 275,600	987
• Equinix, Inc. 34,500	1,014
• Extreme Networks, Inc. 286,600	1,585
• Finisar Corp. 547,400	969
• General Communication, Inc., Class A 137,600	1,225
• Inet Technologies, Inc. 96,000	946
Inter-Tel, Inc. 60,400	1,446
▲• Interdigital Communications Corp. 134,100	2,337
• j2 Global Communications, Inc. 55,200	1,278
• Price Communications Corp. 132,000	2,088
• Primus Telecommunications Group, Inc. 214,200	1,193
SureWest Communications 36,000	927
• Time Warner Telecom, Inc., Class A 122,000	464
• Utstarcom, Inc. 24,800	654
	21,372

Security and Number of Shares	Value ($ x 1,000)
Tobacco 0.3%	
Schweitzer-Mauduit International, Inc. 36,600	1,134
Universal Corp. 59,900	3,009
Vector Group Ltd. 94,176	1,558
	5,701
Travel & Recreation 1.6%	
▶• American Classic Voyages Co. 52,800	—
• Argosy Gaming Co. 70,600	2,626
• Aztar Corp. 82,600	2,139
Central Parking Corp. 87,300	1,667
• Dick's Sporting Goods, Inc. 76,600	2,066
• Dollar Thrifty Automotive Group, Inc. 59,400	1,565
• K2, Inc. 81,900	1,201
The Marcus Corp. 73,425	1,190
• Multimedia Games, Inc. 66,400	1,479
• Prime Hospitality Corp. 107,700	1,082
• Scientific Games Corp., Class A 150,700	2,719
• Shuffle Master, Inc. 58,500	1,916
• Six Flags, Inc. 223,200	1,658
• The Sports Authority, Inc. 60,100	2,304
• Vail Resorts, Inc. 68,900	1,071
• WMS Industries, Inc. 72,800	2,056
	26,739
Trucking & Freight 1.0%	
Arkansas Best Corp. 59,400	1,544
• Forward Air Corp. 51,100	1,701
• Knight Transportation, Inc. 90,700	2,336
• Landstar Systems, Inc. 71,900	3,233
• Old Dominion Freight Line 37,800	1,409
• Pacer International, Inc. 90,100	1,694
USF Corp. 65,900	2,191
• Wabash National Corp. 78,200	1,987
	16,095
Utilities: Electric & Gas 2.2%	
American States Water Co. 37,650	872
• Aquila, Inc. 477,000	2,027
Avista Corp. 117,700	1,989

Security and Number of Shares		Value ($ x 1,000)
Black Hills Corp.	77,700	2,377
California Water Service Group	41,900	1,195
CH Energy Group, Inc.	37,000	1,713
Cleco Corp.	115,100	2,066
• El Paso Electric Co.	116,100	1,643
The Empire District Electric Co.	56,700	1,180
The Laclede Group, Inc.	45,300	1,250
MGE Energy, Inc.	44,900	1,397
New Jersey Resources Corp.	65,800	2,508
Northwest Natural Gas Co.	62,000	1,823
Otter Tail Corp.	62,100	1,637
PNM Resources, Inc.	97,700	2,851
• Sierra Pacific Resources	282,200	1,998
South Jersey Industries	32,200	1,328
Southwest Gas Corp.	82,300	1,876
UIL Holdings Corp.	34,300	1,549
Unisource Energy Corp.	81,380	1,988
• Veritas DGC, Inc.	81,300	1,661
		36,928

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investment 0.1% of net assets		
Bank of America, London Time Deposit 0.50%, 05/03/04	1,234	**1,234**
U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill, 0.91%, 06/17/04	100	**100**

End of investments.

Security and Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 6.1% of net assets	
Other Investment Companies 6.1%	
Securities Lending Investment Fund 102,581,873	**102,582**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $95,916 of securities of loan)	$1,665,985
Collateral invested for securities on loan	102,582
Receivables:	
Fund shares sold	851
Dividends	840
Investments sold	1,956
Income from securities on loan	37
Prepaid expenses	+ 34
Total assets	**1,772,285**

Liabilities

Collateral invested for securities on loan	102,582
Payables:	
Fund shares redeemed	1,149
Interest expenses	3
Due to brokers for futures	12
Investment adviser and administrator fees	27
Transfer agent and shareholder service fees	16
Accrued expenses	+ 139
Total liabilities	**103,928**

Net Assets

Total assets	1,772,285
Total liabilities	− 103,928
Net assets	**$1,668,357**

Net Assets by Source

Capital received from investors	1,582,275
Net investment income not yet distributed	2,697
Net realized capital losses	(66,304)
Net unrealized capital gains	149,689

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$888,605		47,149		$18.85
Select Shares	$779,752		41,323		$18.87

Unless stated, all numbers x 1,000.

The fund paid $1,516,272 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$615,312
Sales/maturities	$655,715

The fund's total security transactions with other SchwabFunds® during the period were $53,451.

These derive from investments and futures. As of the report date, the fund had four open Russell 2000 futures contracts due to expire on June 23, 2003, with an aggregate contract value of $1,120 and net unrealized losses of $24.

Federal Tax Data

Portfolio cost	$1,519,526
Net unrealized gains and losses:	
Gains	$339,192
Losses	+ (192,733)
	$146,459
As of October 31, 2003:	
Net undistributed earnings:	
Ordinary income	$7,747
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2010	$86,072
2011	+ 198,098
	$284,170

 See financial notes.

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$10,084
Interest		6
Securities on loan	+	318
Total investment income		**10,408**

Net Realized Gains and Losses

Net realized gains on investments sold		221,213
Net realized gains on futures contracts	+	114
Net realized gains		**221,327**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(158,311)
Net unrealized losses on futures contracts	+	(77)
Net unrealized losses		**(158,388)**

Expenses

Investment adviser and administrator fees		2,548
Transfer agent and shareholder service fees:		
Investor Shares		1,161
Select Shares		401
Trustees' fees		7
Custodian fees		83
Portfolio accounting fees		125
Professional fees		23
Registration fees		29
Shareholder reports		90
Interest expense		2
Other expenses	+	9
Total expenses		4,478
Expense reduction	–	67
Net expenses		**4,411**

Increase in Net Assets from Operations

Total investment income		10,408
Net expenses	–	4,411
Net investment income		**5,997**
Net realized gains		221,327
Net unrealized losses	+	(158,388)
Increase in net assets from operations		**$68,936**

An additional $1 was withheld for foreign taxes.

Calculated as a percentage of average daily net assets: 0.33% of the first $500 million and 0.28% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the transfer agent and shareholder service agent (Schwab). It reflects a guarantee by the investment adviser (CSIM) and Schwab to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.60
Select Shares	0.42

This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $62,939.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income	$5,997	$11,374
Net realized gains or losses	221,327	(193,979)
Net unrealized gains or losses	+ (158,388)	656,467
Increase in net assets from operations	**68,936**	**473,862**

Distributions Paid

Dividends from Net Investment Income

Investor Shares	5,423	7,507
Select Shares	+ 5,624	7,345
Total dividends from net investment income	**$11,047**	**$14,852**

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary Income	$14,852
Long-term capital gains	$–

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	4,060	$79,002	6,678	$101,578
Select Shares	+ 4,058	78,789	6,760	99,820
Total shares sold	**8,118**	**$157,791**	**13,438**	**$201,398**
Shares Reinvested				
Investor Shares	270	$5,073	522	$7,085
Select Shares	+ 278	5,234	503	6,844
Total shares reinvested	**548**	**$10,307**	**1,025**	**$13,929**
Shares Redeemed				
Investor Shares	(5,813)	($112,882)	(12,997)	($188,682)
Select Shares	+ (4,616)	(90,040)	(13,679)	(200,308)
Total shares redeemed	**(10,429)**	**($202,922)**	**(26,676)**	**($388,990)**
Net transactions in fund shares	**(1,763)**	**($34,824)**	**(12,213)**	**($173,663)**

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

	Current period	Prior period
Investor Shares	$39	$70
Select Shares	+ 13	+ 39
Total	**$52**	**$109**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	90,235	$1,645,292	102,448	$1,359,945
Total increase or decrease	+ (1,763)	23,065	(12,213)	285,347
End of period	**88,472**	**$1,668,357**	**90,235**	**$1,645,292**

Includes distributable net investment income in the amount of $2,697 and $7,747 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios

All Equity Portfolio	6.7%
Growth Portfolio	7.3%
Balanced Portfolio	4.6%
Conservative Portfolio	1.7%

Schwab Annuity Portfolios

Growth Portfolio II	0.4%

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 4/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Dawn G. Lepore[1] 3/21/54	2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1, 2] 2/22/55	2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.
[2] Effective June 8, 2004, Jeffrey Lyons resigned as trustee from each of the trusts.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds®.

Whether you're an experienced investor or just starting out, SchwabFunds® can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund®. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds® at:
P.O. Box 3812
Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds®
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor

SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Printed on recycled paper.
REG13562-06

Schwab Total Stock Market Index Fund

Financial Statements

Financial Highlights

Investor Shares	**11/1/03–4/30/04***	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	6/1/99[1]–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	17.48	14.35	16.62	22.49	20.87	20.00
Income or loss from investment operations:						
Net investment income	0.09	0.16	0.16	0.15	0.16	0.07
Net realized and unrealized gains or losses	1.01	3.14	(2.27)	(5.87)	1.56	0.80
Total income or loss from investment operations	1.10	3.30	(2.11)	(5.72)	1.72	0.87
Less distributions:						
Dividends from net investment income	(0.16)	(0.17)	(0.16)	(0.15)	(0.10)	–
Net asset value at end of period	18.42	17.48	14.35	16.62	22.49	20.87
Total return (%)	6.35[2]	23.24	(12.86)	(25.55)	8.23	4.35[2]
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.56[3]	0.53	0.40	0.40	0.41[4]	0.40[3]
Gross operating expenses	0.56[3]	0.59	0.62	0.65	0.67	0.91[3]
Net investment income	1.03[3]	1.18	1.11	0.94	0.76	0.92[3]
Portfolio turnover rate	0[2,5]	3	2	2	2	1[2]
Net assets, end of period ($ x 1,000,000)	564	469	263	224	218	136

* Unaudited.

1 Commencement of operations.

2 Not annualized.

3 Annualized.

4 The ratio of net operating expenses would have been 0.40% if certain non-routine expenses (proxy fees) had not been included.

5 Portfolio turnover rate was less than 1%.

See financial notes.

Financial Highlights

Select Shares	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	6/1/99[1]–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	17.52	14.37	16.65	22.52	20.89	20.00
Income or loss from investment operations:						
Net investment income	0.10	0.20	0.19	0.18	0.17	0.07
Net realized and unrealized gains or losses	1.02	3.14	(2.29)	(5.87)	1.56	0.82
Total income or loss from investment operations	1.12	3.34	(2.10)	(5.69)	1.73	0.89
Less distributions:						
Dividends from net investment income	(0.19)	(0.19)	(0.18)	(0.18)	(0.10)	–
Net asset value at end of period	18.45	17.52	14.37	16.65	22.52	20.89
Total return (%)	6.41[2]	23.50	(12.81)	(25.40)	8.30	4.45[2]
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.39[3]	0.36	0.27	0.27	0.28[4]	0.27[3]
Gross operating expenses	0.41[3]	0.44	0.47	0.50	0.52	0.74[3]
Net investment income	1.20[3]	1.35	1.24	1.07	0.89	1.05[3]
Portfolio turnover rate	0[2,5]	3	2	2	2	1[2]
Net assets, end of period ($ x 1,000,000)	514	429	264	257	262	149

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net operating expenses would have been 0.27% if certain non-routine expenses (proxy fees) had not been included.
[5] Portfolio turnover rate was less than 1%.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ◆ American Depositary Receipt
- ▲ Collateral for open futures contracts
- ▮ Issuer is affiliated with the fund's adviser
- ◗ Security is valued at fair value (see Accounting Policies)

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.3%	**Common Stock**	1,045,219	1,069,956
0.7%	**Short-Term Investment**	7,865	7,865
0.0%	**U.S. Treasury Obligation**	425	425
0.0%	**Rights**	130	9
0.0%	**Preferred Stock**	4	4
0.0%	**Warrants**	286	1
100.0%	**Total Investments**	**1,053,929**	**1,078,260**
8.2%	**Collateral Invested for Securities on Loan**	88,539	88,539
(8.2)%	**Other Assets and Liabilities, Net**		(88,682)
100.0%	**Total Net Assets**		**1,078,117**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 99.3% of net assets	
Aerospace / Defense 1.5%	
• Aerosonic Corp. 300	2
• Armor Holdings, Inc. 3,000	99
The Boeing Co. 68,800	2,938
Crane Co. 5,000	154
• DRS Technologies, Inc. 1,382	39
EDO Corp. 900	20
Engineered Support Systems, Inc. 2,475	120
• EnPro Industries, Inc. 920	18
• ESCO Technologies, Inc. 1,400	68
• Esterline Technologies Corp. 2,900	72
GenCorp, Inc. 2,500	27
General Dynamics Corp. 15,700	1,470
Goodrich Corp. 8,404	242
Heico Corp., Class A 2,486	31
Kaman Corp., Class A 1,300	16
• KVH Industries, Inc. 1,300	18
• L-3 Communications Holdings, Inc. 6,600	408
Lockheed Martin Corp. 37,052	1,767
Northrop Grumman Corp. 15,016	1,490
Raytheon Co. 32,400	1,045
Rockwell Automation, Inc. 15,700	513
Rockwell Collins, Inc. 13,100	423
• SatCon Technology Corp. 900	2
• Teledyne Technologies, Inc. 12,157	231
Textron, Inc. 11,800	651
• Timco Aviation Services, Inc. 80	—
• Transtechnology Corp. 500	4
• Trimble Navigation Ltd. 5,700	143
United Technologies Corp. 42,034	3,626
• Veeco Instruments, Inc. 3,500	80
	15,717
Air Transportation 1.0%	
• AAR Corp. 2,500	25
• AirTran Holdings, Inc. 5,800	71
• Alaska Air Group, Inc. 1,900	42
• AMR Corp. 12,000	136
• ATA Holdings Corp. 1,200	9
• Atlantic Coast Airlines Holdings, Inc. 1,600	11
• Aviall, Inc. 2,500	41
• Continental Airlines, Inc., Class B 5,000	53
Delta Air Lines, Inc. 8,500	53
• EGL, Inc. 4,150	77
• ExpressJet Holdings, Inc. 3,000	38
FedEx Corp. 28,263	2,032
• Hawk Corp., Class A 1,800	8
• JetBlue Airways Corp. 5,475	152
◗• Kellstrom Industries, Inc. 600	—
• MAIR Holdings, Inc. 1,100	10

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Mesa Air Group, Inc. 1,300	9
• Northwest Airlines Corp., Class A 6,500	61
Sabre Holdings Corp. 12,401	293
SkyWest, Inc. 4,000	73
Southwest Airlines Co. 60,725	867
United Parcel Service, Inc., Class B 91,480	6,417
	10,478

Alcoholic Beverages 0.4%

Security and Number of Shares	Value ($ x 1,000)
Adolph Coors Co., Class B 2,500	164
Anheuser-Busch Cos., Inc. 65,000	3,331
Brown-Forman Corp., Class B 9,912	464
• Constellation Brands, Inc., Class A 8,800	292
• National Beverage Corp. 7,400	67
• The Robert Mondavi Corp., Class A 2,500	90
	4,408

Apparel 0.5%

Security and Number of Shares	Value ($ x 1,000)
Brown Shoe Co., Inc. 3,300	121
The Buckle, Inc. 1,000	27
• Carter's, Inc. 2,500	75
◗ Casual Male Corp. 1,100	—
• Coach, Inc. 13,504	575
• Columbia Sportswear Co. 4,350	232
• Finlay Enterprises, Inc. 1,000	19
• Guess?, Inc. 2,700	42
Haggar Corp. 1,200	24
• Hampshire Group Ltd. 1,000	30
Jones Apparel Group, Inc. 12,156	445
K-Swiss, Inc., Class A 2,400	47
Kellwood Co. 2,900	115
Kenneth Cole Productions, Inc., Class A 3,100	107
Liz Claiborne, Inc. 18,600	653
• Maxwell Shoe Co., Inc., Class A 1,000	23
Nike, Inc., Class B 20,700	1,489
Oshkosh B'Gosh, Inc., Class A 1,200	28
Phillips-Van Heusen Corp. 1,800	33
Polo Ralph Lauren Corp. 3,500	121
• Quiksilver, Inc. 2,000	43
Reebok International Ltd. 8,000	291
Russell Corp. 2,600	43

Security and Number of Shares	Value ($ x 1,000)
Saucony, Inc., Class B 1,900	40
• Skechers USA, Inc., Class A 6,500	80
• Stage Stores, Inc. 1,200	47
• Steven Madden Ltd. 1,800	34
Stride Rite Corp. 2,900	31
Superior Uniform Group, Inc. 1,600	26
Tandy Brands Accessories, Inc. 1,000	13
• Tarrant Apparel Group 1,700	4
• Timberland Co., Class A 1,400	88
• Unifi, Inc. 1,900	5
VF Corp. 15,000	692
Wolverine World Wide, Inc. 5,200	140
	5,783

Automotive Products / Motor Vehicles 1.2%

Security and Number of Shares	Value ($ x 1,000)
A.O. Smith Corp., Class B 1,300	39
• Aftermarket Technology Corp. 2,511	38
• American Axle & Manufacturing Holdings, Inc. 5,300	204
ArvinMeritor, Inc. 4,900	101
Bandag, Inc. 3,200	139
BorgWarner, Inc. 2,700	221
Carlisle Cos., Inc. 3,600	213
Cascade Corp. 4,400	92
• Collins & Aikman Corp. 1,400	9
Cooper Tire & Rubber Co. 6,400	137
• CSK Auto Corp. 3,500	65
Cummins, Inc. 3,900	233
Dana Corp. 40,800	823
Danaher Corp. 12,000	1,110
Delphi Corp. 45,600	465
Donaldson Co., Inc. 8,800	241
• Dura Automotive Systems, Inc., Class A 12,100	152
Eaton Corp. 12,600	748
Federal Screw Works 250	9
Ford Motor Co. 148,736	2,285
General Motors Corp. 45,386	2,152
Gentex Corp. 2,300	90
Genuine Parts Co. 13,500	483
Goodyear Tire & Rubber Co. 10,000	87
• Group 1 Automotive, Inc. 1,400	48

Security and Number of Shares		Value ($ x 1,000)
Harley-Davidson, Inc.	25,500	1,436
• Keystone Automotive Industries, Inc.	1,800	47
Lear Corp.	5,800	352
Lithia Motors, Inc., Class A	700	18
• MarineMax, Inc.	800	23
• Midas, Inc.	1,300	24
Modine Manufacturing Co.	3,700	102
• Monaco Coach Corp.	1,200	31
• Monro Muffler Brake, Inc.	1,050	25
Myers Industries, Inc.	2,346	33
• Navistar International Corp.	4,400	199
Oshkosh Truck Corp.	4,500	230
Polaris Industries, Inc.	3,200	137
• Rush Enterprises, Inc., Class B	500	7
Sonic Automotive, Inc.	1,400	35
Standard Motor Products, Inc.	2,000	29
• Stoneridge, Inc.	1,700	26
Superior Industries International, Inc.	800	27
• TBC Corp.	1,100	31
Thor Industries, Inc.	2,000	56
Titan International, Inc.	800	7
• Tower Automotive, Inc.	2,300	12
United Auto Group, Inc.	1,000	31
• United Defense Industries, Inc.	900	31
• UQM Technologies, Inc.	1,500	5
Visteon Corp.	5,451	59
Winnebago Industries, Inc.	2,600	75
		13,272

Banks 7.2%

ABC Bancorp	1,500	29
Abigail Adams National Bancorp	500	8
Alabama National Bancorp	1,600	82
AmSouth Bancorp.	28,403	625
Anchor Bancorp Wisconsin, Inc.	3,100	75
Arrow Financial Corp.	963	28
Associated Banc-Corp.	5,146	211
BancFirst Corp.	500	28
Bancorpsouth, Inc.	7,612	154
Bank Mutual Corp.	6,168	65
❾ Bank of America Corp.	164,259	13,221

Security and Number of Shares		Value ($ x 1,000)
Bank of Hawaii Corp.	3,500	153
The Bank of New York Co., Inc.	62,000	1,807
Bank One Corp.	90,200	4,453
BankAtlantic Bancorp, Inc., Class A	2,200	34
Banknorth Group, Inc.	12,174	373
BB&T Corp.	43,886	1,514
Berkshire Bancorp, Inc.	1,200	68
Boston Private Financial Holdings, Inc.	2,129	50
Brookline Bancorp, Inc.	2,405	34
Bryn Mawr Bank Corp.	1,400	29
BSB Bancorp, Inc.	900	34
Camden National Corp.	700	21
Capital City Bank Group, Inc.	1,500	58
• Capital Crossing Bank	1,000	49
Capitol Bancorp Ltd.	1,500	38
Capitol Federal Financial	6,920	223
Cascade Bancorp	2,655	45
Cavalry Bancorp, Inc.	500	8
CCBT Financial Cos., Inc.	200	7
• Central Coast Bancorp	1,464	26
Century Bancorp, Inc., Class A	800	26
Chemical Financial Corp.	1,318	45
Chittenden Corp.	1,818	55
Citizens Banking Corp. Michigan	2,090	64
Citizens South Banking Corp.	1,000	13
City Holding Co.	1,800	55
City National Corp.	3,100	191
The Colonial BancGroup, Inc.	10,100	174
Columbia Bancorp	700	20
Columbia Banking Systems, Inc.	1,859	42
Comerica, Inc.	13,496	697
Commerce Bancorp, Inc. N.J.	5,660	323
Commerce Bancshares, Inc.	12,093	543
Community Bank System, Inc.	1,400	28
Community First Bankshares, Inc.	2,000	64
Community Trust Bancorp, Inc.	2,261	66
Compass Bancshares, Inc.	11,400	437
Corus Bankshares, Inc.	1,000	38
Cullen/Frost Bankers, Inc.	3,300	143
Dime Community Bancshares, Inc.	3,375	58

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Doral Financial Corp. 9,900	325
Exchange National Bancshares, Inc. 750	23
Fifth Third Bancorp 45,588	2,446
First Bancorp Puerto Rico 2,100	77
First Busey Corp., Class A 1,000	27
First Charter Corp. 3,500	72
First Citizens BancShares, Inc., Class A 300	37
First Commonwealth Financial Corp. 2,100	30
First Federal Capital Corp. 2,500	64
First Financial Bancorp 1,839	31
First Financial Bancshares, Inc. 1,500	62
First Horizon National Corp. 10,800	475
First M & F Corp. 1,000	34
First Merchants Corp. 1,041	24
First Midwest Bancorp, Inc. Illinois 3,125	105
• First National Bankshares of Florida, Inc. 5,939	109
First Niagra Financial Group, Inc. 3,104	39
First Oak Brook Bancshares, Inc. 1,500	44
First of Long Island Corp. 2,000	93
First Republic Bank 1,300	50
Firstfed America Bancorp, Inc. 2,000	49
• FirstFed Financial Corp. 2,900	117
FirstMerit Corp. 7,300	172
FNB Corp. 2,639	52
Franklin Financial Corp. Tennessee 700	22
Frontier Financial Corp. 700	23
Fulton Financial Corp. 8,150	168
GA Financial, Inc. 1,100	38
Gold Banc Corp., Inc. 1,400	23
Great Southern Bancorp, Inc. 700	35
Greater Bay Bancorp 5,406	153
Hancock Holding Co. 2,100	59
Harbor Florida Bancshares, Inc. 1,100	30
Harleysville National Corp. 1,102	29
Hibernia Corp., Class A 16,900	368
Home Federal Bancorp 800	22
Horizon Financial Corp. 2,156	36
Hudson City Bancorp, Inc. 19,100	646
Hudson United Bancorp 5,740	205
Huntington Bancshares, Inc. 18,290	391

Security and Number of Shares	Value ($ x 1,000)
Independent Bank Corp. 1,000	27
Integra Bank Corp. 1,225	25
Interchange Financial Services Corp. 1,050	24
• Internet Capital Group, Inc. 7,000	2
Irwin Financial Corp. 3,700	88
J.P. Morgan Chase & Co. 167,080	6,282
KeyCorp, Inc. 34,300	1,019
Lakeland Financial Corp. 1,100	34
M&T Bank Corp. 8,962	762
MAF Bancorp., Inc. 1,648	67
Main Street Banks, Inc. 1,000	27
MainSource Financial Group, Inc. 1,575	34
Marshall & Ilsley Corp. 19,150	704
MASSBANK Corp. 1,500	53
Mellon Financial Corp. 35,800	1,061
Mercantile Bankshares Corp. 5,574	239
Merchants Bancshares, Inc. 750	21
Mid-State Bancshares 3,500	79
Midwest Banc Holdings, Inc. 1,300	30
Movie Gallery, Inc. 4,025	78
Nara Bancorp, Inc. 2,000	58
National City Corp. 49,100	1,702
National Commerce Financial Corp. 17,450	464
National Penn Bancshares, Inc. 906	27
NBT Bancorp., Inc. 1,400	29
Net.B@nk, Inc. 3,300	36
NewMil Bancorp, Inc. 1,000	29
North Fork Bancorp., Inc. 11,000	408
North Valley Bancorp 1,500	25
Northern Trust Corp. 18,500	782
OceanFirst Financial Corp. 1,050	23
Old National Bancorp. 5,947	142
Omega Financial Corp. 1,000	33
Oriental Financial Group 1,512	43
Park National Corp. 805	93
Patriot Bank Corp. 550	15
Pennfed Finance Services, Inc. 2,000	60
Peoples Bank-Bridgeport 5,500	232
Peoples Financial Corp. 3,000	54
PFF Bancorp, Inc. 1,120	42

Security and Number of Shares	Value ($ x 1,000)
PNC Financial Services Group, Inc. 22,200	1,179
Popular, Inc. 13,400	563
Prosperity Bancshares, Inc. 2,400	56
Provident Bankshares Corp. 2,382	67
Provident Financial Group, Inc. 4,600	181
Quaker City Bancorp, Inc. 1,250	68
Regions Financial Corp. 16,900	587
Republic Bancorp, Inc. 5,669	74
Republic Bancorp, Inc., Class A 1,575	30
Riggs National Corp. 2,000	36
S&T Bancorp, Inc. 1,400	40
• S1 Corp. 12,930	104
Sandy Spring Bancorp, Inc. 2,900	104
Seacoast Banking Corp. of Florida 1,980	39
Second Bancorp., Inc. 900	27
Shore Bancshares, Inc. 500	15
• Silicon Valley Bancshares 2,200	76
Simmons First National Corp., Class A 1,000	26
Sky Financial Group, Inc. 7,376	176
The South Financial Group, Inc. 5,500	152
SouthTrust Corp. 26,054	810
Southwest Bancorp of Texas, Inc. 1,500	61
Southwest Bancorp, Inc. 3,300	54
State Bancorp, Inc. 840	19
State Street Corp. 25,500	1,244
Sterling Bancorp 1,523	42
Sterling Bancshares, Inc. 2,100	27
• Sterling Financial Corp. 2,926	97
Suffolk Bancorp 2,400	79
• Sun Bancorp, Inc. N.J. 3,307	65
SunTrust Banks, Inc. 23,200	1,579
Susquehanna Bancshares, Inc. 2,700	63
SY Bancorp, Inc. 1,400	31
Synovus Financial Corp. 24,600	587
TCF Financial Corp. 6,800	337
Texas Regional Bancshares, Inc., Class A 1,551	65
Timberland Bancorp, Inc. 1,000	22
Tompkins Trustco, Inc. 770	36
TriCo Bancshares 200	7
The Trust Co. of New Jersey 3,000	111

Security and Number of Shares	Value ($ x 1,000)
Trustco Bank Corp. 2,857	36
Trustmark Corp. 4,300	114
U.S. Bancorp 156,031	4,001
UCBH Holdings, Inc. 4,700	174
UMB Financial Corp. 1,787	90
Umpqua Holdings Corp. 343	7
Union Bankshares Corp. 700	22
Union Planters Corp. 15,950	443
UnionBanCal Corp. 22,600	1,208
United Bankshares, Inc. 4,400	132
Unizan Financial Corp. 1,371	33
USB Holding Co., Inc. 1,777	37
Valley National Bancorp 6,757	175
Wachovia Corp. 106,036	4,851
Washington Trust Bancorp, Inc. 1,000	26
Wells Fargo & Co. 137,577	7,768
WesBanco, Inc. 3,200	91
West Coast Bancorp 1,200	26
Westamerica Bancorp. 1,700	83
WestCorp., Inc. 4,707	208
Whitney Holding Corp. 4,450	182
Wilmington Trust Corp. 5,700	198
Wintrust Financial Corp. 1,800	85
WSFS Financial Corp. 1,000	48
Zions Bancorp. 7,700	435
	77,799

Business Machines & Software 7.4%

Security and Number of Shares	Value ($ x 1,000)
• 3Com Corp. 17,900	110
• 3D Systems Corp. 1,400	17
• Adaptec, Inc. 5,700	45
Adobe Systems, Inc. 17,500	723
• Advanced Digital Information Corp. 2,600	27
Analogic Corp. 5,200	246
• Apple Computer, Inc. 31,200	803
• Arbitron, Inc. 2,120	79
• Artesyn Technologies, Inc. 1,100	10
• Ascential Software Corp. 2,912	49
Autodesk, Inc. 8,400	281
• Avici Systems, Inc. 375	4
• Avocent Corp. 13,963	448
• BEA Systems, Inc. 30,400	347

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Black Box Corp. 5,200	265
•BMC Software, Inc. 19,000	329
•Borland Software Corp. 3,000	25
•Cisco Systems, Inc. 556,469	11,613
•Cognitronics Corp. 2,600	10
•Compuware Corp. 19,900	152
•Comverse Technology, Inc. 13,400	219
•Concurrent Computer Corp. 3,000	6
•CoSine Communications, Inc. 730	4
•Dell, Inc. 206,800	7,178
Diebold, Inc. 5,300	244
•Digital Lightwave, Inc. 1,300	1
•EMC Corp. 194,186	2,167
•Enterasys Networks, Inc. 8,500	18
Fair Isaac Corp. 7,744	261
•Flow International Corp. 900	2
•Foundry Networks, Inc. 9,300	105
•Gateway, Inc. 11,800	57
•General Binding Corp. 500	7
•Hanger Orthopedic Group, Inc. 5,400	88
Hewlett-Packard Co. 246,916	4,864
IKON Office Solutions, Inc. 8,500	95
•Imagistics International, Inc. 2,840	115
•Immersion Corp. 800	4
•Input/Output, Inc. 3,400	27
•Integrated Device Technology, Inc. 4,200	56
•Intellisync Corp. 1,500	4
•Intergraph Corp. 9,700	245
•Interland, Inc. 510	2
International Business Machines Corp. 136,850	12,066
•InterVoice, Inc. 1,678	21
•Interwoven, Inc. 5,925	50
•Invision Technologies, Inc. 1,500	75
Iomega Corp. 12,400	63
•Juniper Networks, Inc. 33,065	723
Landamerica Financial Group, Inc. 5,800	239
•Lantronix, Inc. 1,900	3
•Lawson Software, Inc. 8,000	57
•Lexmark International, Inc., Class A 10,900	986
•LTX Corp. 1,900	21

Security and Number of Shares	Value ($ x 1,000)
•Maxtor Corp. 17,748	116
•McData Corp., Class A 2,617	14
Microchip Technology, Inc. 16,475	462
•Micromuse, Inc. 2,900	19
•MICROS Systems, Inc. 5,500	241
▲❷ Microsoft Corp. 872,760	22,666
•MIPS Technology, Inc., Class A 1,100	7
•MSC.Software Corp. 1,800	17
•NCR Corp. 11,900	532
•Network Appliance, Inc. 27,500	512
•Novell, Inc. 25,600	247
•Oracle Corp. 420,000	4,712
•PalmOne, Inc. 1,569	26
•PalmSource, Inc. 2,500	52
•Peregrine Systems, Inc. 144	3
Pitney Bowes, Inc. 20,000	875
•Precis, Inc. 1,200	4
•Printronix, Inc. 2,400	33
•Read-Rite Corp. 1,180	–
•Roxio, Inc. 724	3
•Sandisk Corp. 11,000	254
•Scansource, Inc. 600	33
◗• Seagate Escrow Security 7,500	2
•Siebel Systems, Inc. 25,100	258
•Silicon Graphics, Inc. 4,800	9
•SoftBrands, Inc. 671	1
•Storage Technology Corp. 14,400	378
◗•StorageNetworks, Inc. 2,100	–
•Sun Microsystems, Inc. 248,230	968
•Sybase, Inc. 19,036	326
•Tech Data Corp. 5,300	180
•The Titan Corp. 6,381	123
Total System Services, Inc. 16,300	362
•Ultimate Electronics, Inc. 400	2
•Unisys Corp. 25,600	334
•Versata, Inc. 9	–
•Vitria Technology, Inc. 925	3
•Xerox Corp. 63,200	849
•Zhone Technologies, Inc. 1,000	3
	80,282

Security and Number of Shares	Value ($ x 1,000)
Business Services 5.3%	
• 4Kids Entertainment, Inc. 3,500	76
Aaron Rents, Inc., Class A 1,450	37
ABM Industries, Inc. 4,900	90
• Actuate Corp. 2,300	8
• Administaff, Inc. 2,800	49
• Advent Software, Inc. 4,100	77
• The Advisory Board Co. 1,000	35
Advo, Inc. 4,050	127
• Aether Systems, Inc. 1,100	4
• Affiliated Computer Services, Inc., Class A 12,000	582
• Affymetrix, Inc. 2,300	70
• Agile Software Corp. 1,900	14
• Akamai Technologies, Inc. 8,938	106
• The Allied Defense Group, Inc. 500	10
• Allied Waste Industries, Inc. 26,600	335
Ambassadors International, Inc. 1,700	22
• America Online Latin America, Inc., Class A 2,500	2
• American Locker Group, Inc. 500	6
• American Management Systems, Inc. 4,200	81
• American Superconductor Corp. 700	9
• AMN Healthcare Services, Inc. 4,110	67
• Analysts International Corp. 2,400	7
Angelica Corp. 2,500	58
• Ansoft Corp. 2,300	32
• answerthink, Inc. 1,700	12
• Ansys, Inc. 1,700	63
• Anteon International Corp. 2,000	62
• Apollo Group, Inc., Class A 14,550	1,322
Aramark Corp., Class B 9,300	266
• Arena Pharmaceuticals, Inc. 800	5
• Ariba, Inc. 9,200	20
• Art Technology Group, Inc. 2,200	3
• Artistdirect, Inc. 1,000	–
• Ask Jeeves, Inc. 4,400	156
• Aspen Technology, Inc. 6,000	39
• At Road, Inc. 4,400	37
• Atari, Inc. 1,600	5
Automatic Data Processing, Inc. 48,100	2,107

Security and Number of Shares	Value ($ x 1,000)
• Barra, Inc. 3,250	133
• BearingPoint, Inc. 7,100	71
• BindView Development Corp. 1,700	5
• The BISYS Group, Inc. 9,000	131
• Blue Coat Systems, Inc. 340	15
• Blue Martini Software, Inc. 285	1
• Bottomline Technologies, Inc. 2,000	19
Bowne & Co., Inc. 4,200	71
• Braun Consulting, Inc. 1,300	4
• Bright Horizons Family Solutions, Inc. 1,300	58
The Brink's Co. 5,600	155
• BroadVision, Inc. 1,090	4
• Brocade Communications Systems, Inc. 21,000	112
• BSQUARE Corp. 1,600	2
• CACI International, Inc., Class A 4,100	187
• Career Education Corp. 8,614	551
• Carreker Corp. 3,700	27
• Casella Waste Systems, Inc., Class A 2,500	36
• Catalina Marketing Corp. 5,900	98
• Catapult Communications Corp. 1,600	30
CDI Corp. 3,700	119
CDW Corp. 6,800	425
• Cell Genesys, Inc. 1,500	17
• Cendant Corp. 80,220	1,900
• Centra Software, Inc. 2,400	6
• Ceridian Corp. 19,500	417
• Cerner Corp. 1,700	73
Certegy, Inc. 4,150	149
• Charles River Associates, Inc. 2,500	81
• Checkfree Corp. 5,400	162
• Chindex International, Inc. 2,200	22
• ChoicePoint, Inc. 6,900	303
• Chordiant Software, Inc. 1,100	4
• Ciber, Inc. 1,900	17
• Cintas Corp. 12,850	578
• Citrix Systems, Inc. 20,000	381
• Clarent Corp. 1,545	–
• Clarus Corp. 1,200	13
• Click Commerce, Inc. 320	2
• Closure Medical Corp. 3,400	88

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Cognizant Technology Solutions Corp. 5,300	229
• Com21, Inc. 1,400	—
• Comarco, Inc. 500	4
• Commerce One, Inc. 730	1
Computer Associates International, Inc. 47,226	1,266
• Computer Sciences Corp. 16,238	664
• Concord Communications, Inc. 1,600	20
• Connetics Corp. 3,400	66
• Convergys Corp. 10,500	152
• Copart, Inc. 6,550	124
• Corillian Corp. 2,000	9
• Corinthian Colleges, Inc. 9,200	282
• Corio, Inc. 1,400	4
• Cornell Cos., Inc. 2,100	25
• Corporate Executive Board Co. 2,700	139
• Correctional Services Corp. 2,000	5
• CoStar Group, Inc. 800	32
Courier Corp. 4,200	171
• Covansys Corp. 5,000	70
• Credit Acceptance Corp. 2,400	34
• Cross Country Healthcare, Inc. 1,600	26
• Cross Media Marketing Corp. 1,391	—
• CSG Systems International, Inc. 5,400	91
• CuraGen Corp. 2,100	12
◗• CycleLogic, Inc. 2	—
• Daleen Technologies, Inc. 800	—
• Datastream Systems, Inc. 1,300	9
Deluxe Corp. 3,800	157
• Dendrite International, Inc. 3,600	62
• DeVry, Inc. 4,800	138
• Digimarc Corp. 3,500	40
• Digital Insight Corp. 2,300	44
• Digital River, Inc. 2,100	54
• Digitalthink, Inc. 1,300	3
• Digitas, Inc. 4,000	40
• Diversa Corp. 1,100	10
◗• Divine, Inc., Class A 161	—
• DoubleClick, Inc. 10,737	87
• DST Systems, Inc. 8,100	358

Security and Number of Shares	Value ($ x 1,000)
• Dun & Bradstreet Corp. 16,000	836
• Dyax Corp. 2,000	28
• E.piphany, Inc. 2,100	9
• Earthlink, Inc. 11,850	109
• eBay, Inc. 52,924	4,224
• Echelon Corp. 3,700	40
• Eclipsys Corp. 1,800	25
• Edgewater Technology, Inc. 767	5
• Education Management Corp. 5,900	209
• eFunds Corp. 5,002	80
Electronic Data Systems Corp. 39,100	715
• eLoyalty Corp. 190	1
• Embarcadero Technologies, Inc. 2,900	37
• Encysive Pharmaceuticals, Inc. 2,600	26
• Engage, Inc. 4,900	—
Ennis Business Forms, Inc. 4,500	67
• Entrust, Inc. 2,800	13
• EPIQ Systems, Inc. 1,550	22
• ePresence, Inc. 2,700	11
Equifax, Inc. 11,800	289
• eResearch Technology, Inc. 3,750	118
• Exelixis, Inc. 1,800	16
• Exponent, Inc. 3,000	75
• Exult, Inc. 4,100	25
• Ezenia!, Inc. 1,000	—
• F5 Networks, Inc. 3,300	84
Factset Research Systems, Inc. 2,500	99
• Falcon Products, Inc. 1,500	7
• FalconStor Software, Inc. 1,200	8
• Fargo Electronics, Inc. 2,000	19
• FileNet Corp. 3,800	104
• First Consulting Group, Inc. 1,800	10
First Data Corp. 71,932	3,265
• Firstwave Technologies, Inc. 1,000	3
• Fiserv, Inc. 15,300	559
• Five Star Quality Care, Inc. 135	1
• Forrester Research, Inc. 4,100	71
• Freemarkets, Inc. 3,300	23
Friedman Billings Ramsey Group, Inc., Class A 12,080	224
• FTI Consulting, Inc. 2,700	44

 See financial notes.

Security and Number of Shares	Value ($ x 1,000)	Security and Number of Shares	Value ($ x 1,000)
G&K Services, Inc., Class A 3,700	140	• Interpublic Group of Cos., Inc. 31,144	489
• Gartner, Inc., Class A 9,000	107	• Intrado, Inc. 3,600	62
• Genaissance Pharmaceuticals, Inc. 1,800	7	• Intuit, Inc. 16,715	710
• Genencor International, Inc. 14,000	203	• Invitrogen Corp. 3,629	262
▶• GenesisIntermedia, Inc. 1,200	–	• Iron Mountain, Inc. 6,525	297
• Gentiva Health Services, Inc. 3,250	48	• The IT Group, Inc. 1,900	–
▶• Genuity, Inc., Class A 280	–	• ITT Educational Services, Inc. 6,000	242
• Geoworks Corp. 800	–	Jack Henry & Associates, Inc. 6,300	115
• Global Imaging Systems, Inc. 2,100	73	Jacobs Engineering Group, Inc. 3,800	159
Global Payments, Inc. 8,520	409	• JDA Software Group, Inc. 2,000	26
• GP Strategies Corp. 1,500	10	John H. Harland Co. 3,500	108
Grey Global Group, Inc. 200	145	• Kana Software, Inc. 528	1
GTECH Holdings Corp. 4,700	286	• Keane, Inc. 3,960	56
H&R Block, Inc. 21,300	961	• Keith Cos., Inc. 3,000	43
• HA-LO Industries, Inc. 2,100	–	Kelly Services, Inc., Class A 3,200	95
• Hall, Kinion & Associates, Inc. 900	4	• Kinder Morgan Management LLC 3,151	117
• Heidrick & Struggles International, Inc. 3,100	77	• Korn/Ferry International 3,600	54
• Hewitt Associates, Inc., Class A 7,000	216	• Kroll, Inc. 1,900	56
• Hudson Highland Group, Inc. 360	11	• Kronos, Inc. 1,875	68
• Hyperion Solutions Corp. 2,850	109	• Lamar Advertising Co. 6,700	275
• I-Many, Inc. 1,300	2	• Learning Tree International, Inc. 1,400	22
▶• iBEAM Broadcasting Corp. 290	–	• Liberate Technologies 5,900	17
• ICOS Corp. 2,700	86	• Lightbridge, Inc. 2,200	14
• ICT Group, Inc. 500	6	• LookSmart Ltd. 2,400	5
• Identix, Inc. 1,600	10	• Luminex Corp. 800	8
• IDT Corp. 4,200	78	• Macrovision Corp. 3,100	52
• IDX Systems Corp. 4,000	127	• Magma Design Automation, Inc. 1,700	32
• iGate Corp. 1,300	7	• Management Network Group, Inc. 2,400	7
IMS Health, Inc. 19,300	487	• Manhattan Associates, Inc. 1,300	35
• InFocus Corp. 1,600	13	Manpower, Inc. 6,991	328
• Infonet Services Corp., Class B 11,200	21	• Manugistics Group, Inc. 2,300	12
• Informatica Corp. 6,700	49	• MAPICS, Inc. 1,000	8
• Inforte Corp. 3,700	40	• Mapinfo Corp. 525	6
• Infospace, Inc. 3,872	127	• Marimba, Inc. 7,000	57
• infoUSA, Inc. 2,300	21	• Matria Healthcare, Inc. 1,200	23
• Innodata Corp. 2,400	8	• Matrixone, Inc. 1,700	10
• Interactive Intelligence, Inc. 1,000	5	• MAXIMUS, Inc. 1,700	60
• Intercept, Inc. 1,500	22	• Maxygen, Inc. 1,500	16
• Internap Network Services Corp. 4,600	8	• MCSi, Inc. 1,248	–
• Internet Security Systems 4,600	61	• Mechanical Technology, Inc. 1,800	10

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Medical Staffing Network Holdings, Inc. 1,300	10
• MemberWorks, Inc. 4,500	133
• Mentor Graphics Corp. 5,700	95
• Mercury Interactive Corp. 3,300	140
• Meta Group, Inc. 1,100	6
• MetaSolv, Inc. 2,800	8
• Metricom, Inc. 1,400	—
• Metro One Telecommunications 4,400	8
• Michael Baker Corp. 500	6
• MicroStrategy, Inc., Class A 856	41
• Microvision, Inc. 900	8
• Millenium Cell, Inc. 2,200	5
• Mindspeed Technologies, Inc. 7,598	39
• Moldflow Corp. 300	3
• Monster Worldwide, Inc. 9,800	251
• MPS Group, Inc. 8,100	89
• MRO Software, Inc. 3,900	52
• Multi-Color Corp. 750	14
• Napro Biotheraputics, Inc. 1,200	3
• Nassda Corp. 500	3
National Instruments Corp. 5,675	173
• National Processing, Inc. 3,200	79
Nautilus Group, Inc. 4,125	66
• Navigant Consulting, Inc. 2,500	44
• NCO Group, Inc. 2,701	61
NDCHealth Corp. 1,900	43
• NeighborCare, Inc. 12,500	289
• Neoforma, Inc. 1,500	20
• Neon Systems, Inc. 2,400	8
• NeoRx Corp. 400	1
▶• Netcentives, Inc. 2,000	—
• Netegrity, Inc. 1,500	13
• NetIQ Corp. 7,704	99
• Netratings, Inc. 3,000	36
• Netscout Systems, Inc. 1,800	12
• Netsolve, Inc. 1,600	15
• Network Associates, Inc. 11,945	187
• Network Commerce, Inc. 140	—
New England Business Service, Inc. 2,300	80
Newcastle Investment Corp. 2,200	59
• NMS Communications Corp. 1,500	12

Security and Number of Shares	Value ($ x 1,000)
• Nuance Communications, Inc. 1,000	5
• NYFIX, Inc. 750	4
Omnicom Group, Inc. 14,300	1,137
• On Assignment, Inc. 1,700	9
• OneSource Information Services, Inc. 3,800	33
• Onyx Software Corp. 350	1
• Openwave Systems, Inc. 5,271	45
• Opnet Technologies, Inc. 3,600	53
• Opsware, Inc. 800	6
• Option Care, Inc. 1,500	22
• Orbital Sciences Corp. 2,600	34
• Pac-West Telecomm, Inc. 1,900	2
• Packeteer, Inc. 1,100	13
• Paradigm Genetics, Inc. 400	—
• Parametric Technology Corp. 9,700	44
• Paxar Corp. 2,300	38
Paychex, Inc. 29,900	1,115
• PC-Tel, Inc. 1,400	16
• PDI, Inc. 2,900	74
• Pec Solutions, Inc. 1,000	12
• Pegasus Solutions, Inc. 3,900	42
• PeopleSoft, Inc. 29,693	501
• Per-Se Technologies, Inc. 10,000	107
• Perot Systems Corp., Class A 9,100	121
• Phoenix Technologies Ltd. 1,300	7
• Pixar, Inc. 5,600	382
• PLATO Learning, Inc. 1,433	13
• Polycom, Inc. 9,200	176
Pomeroy IT Solutions, Inc. 2,100	29
• Portal Software, Inc. 1,220	7
• Pre-Paid Legal Services, Inc. 3,600	90
• PRG-Schultz International, Inc. 2,500	12
• Priceline.com, Inc. 1,483	36
• Progress Software Corp. 4,200	86
• ProQuest Co. 1,700	45
• ProsoftTraining 900	1
• QRS Corp. 1,450	8
• Quality Systems, Inc. 900	39
• Quest Software, Inc. 5,000	56
▶• Quintus Corp. 1,500	1

Security and Number of Shares	Value ($ x 1,000)
Quixote Corp. 1,300	25
•Quovadx, Inc. 2,600	6
•R.H. Donnelley Corp. 2,000	91
•Radiant Systems, Inc. 1,300	6
•RealNetworks, Inc. 6,000	35
•Red Hat, Inc. 7,100	161
•Redback Networks, Inc. 8,076	44
•Register.com 1,296	7
•RemedyTemp, Inc., Class A 1,200	15
•Renaissance Learning, Inc. 2,100	47
Republic Services, Inc. 17,700	510
•Resources Connection, Inc. 600	24
•Retek, Inc. 3,843	27
The Reynolds & Reynolds Co., Class A 5,000	143
•Robert Half International, Inc. 7,500	205
•Ross Systems, Inc. 1,000	18
Roto-Rooter, Inc. 1,200	58
RPC, Inc. 3,400	44
•RSA Security, Inc. 5,000	80
•Rural Cellular Corp., Class A 1,200	10
•Saba Software, Inc. 500	2
•SafeNet, Inc. 2,770	60
•Sagent Technology, Inc. 1,500	–
•Sapient Corp. 9,100	51
•Seachange International, Inc. 3,350	39
•Secure Computing Corp. 3,200	31
•Seebeyond Technology Corp. 3,100	12
•Selectica, Inc. 1,900	8
•Sequenom, Inc. 1,600	3
•Serena Software, Inc. 4,600	82
The ServiceMaster Co. 22,900	278
•SFBC International, Inc. 1,000	37
•Sirius Satellite Radio, Inc. 1,200	4
•Sitel Corp. 2,800	8
•Sonic Foundry, Inc. 600	1
▸•SONICblue, Inc. 2,600	–
•SonicWALL, Inc. 4,900	35
•SourceCorp 3,600	93
Spartech Corp. 4,200	96
•Spherion Corp. 1,830	18

Security and Number of Shares	Value ($ x 1,000)
•SportsLine.com, Inc. 2,300	2
•SPSS, Inc. 3,200	46
SS&C Technologies, Inc. 11,100	256
The Standard Register Co. 4,100	60
Startek, Inc. 1,400	45
•Stericycle, Inc. 2,200	105
•Stratasys, Inc. 1,350	28
Strayer Education, Inc. 700	87
•SumTotal Systems, Inc. 463	3
•Sungard Data Systems, Inc. 23,900	623
•SupportSoft, Inc. 4,800	47
•Sycamore Networks, Inc. 18,200	67
•Sylvan Learning Systems, Inc. 4,700	166
•Symantec Corp. 28,400	1,279
•Symyx Technologies, Inc. 1,300	33
•Synopsys, Inc. 13,684	366
•Synplicity, Inc. 1,200	9
Syntel, Inc. 2,500	50
Talx Corp. 1,700	40
•Telecommunication Systems, Inc., Class A 1,300	7
•TeleTech Holdings, Inc. 5,000	31
•Tetra Tech, Inc. 12,031	200
•Tetra Technologies, Inc. 3,700	88
•TIBCO Software, Inc. 16,000	120
•Tier Technologies, Inc., Class B 500	5
•Transaction Systems Architects, Inc., Class A 5,200	110
•TransAxis, Inc. 17	–
•TRC Cos., Inc. 1,350	22
•Trizetto Group, Inc. 5,900	40
•Tularik, Inc. 5,100	126
•Tumbleweed Communications Corp. 2,000	8
•Unify Corp. 1,200	1
•United Online, Inc. 6,150	102
•Universal Access Global Holdings, Inc. 145	–
•Universal Electronics, Inc. 2,200	31
•UNOVA, Inc. 5,600	98
•URS Corp. 4,200	109
▸•Usinternetworking, Inc. 1,100	–
•VA Software Corp. 1,427	3

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Valueclick, Inc. 6,000	62
• Vastera, Inc. 2,000	8
• Ventiv Health, Inc. 2,233	31
• Verint Systems, Inc. 2,500	67
• VeriSign, Inc. 20,875	337
• Verisity Ltd. 4,500	34
• Veritas Software Corp. 35,024	934
• Verity, Inc. 4,100	51
• Verso Technologies, Inc. 1,363	2
• Vertel Corp. 900	—
Viad Corp. 14,500	362
• The viaLink Co. 700	—
• Viewpoint Corp. 2,000	5
• Vignette Corp. 8,948	16
• Volt Information Sciences, Inc. 2,100	54
• Waste Connections, Inc. 1,000	40
• Waste Industries USA, Inc. 1,500	16
Waste Management, Inc. 48,100	1,366
• WatchGuard Technologies, Inc. 1,800	13
• Watson Wyatt & Co. Holdings 4,600	121
• Wave Systems Corp., Class A 1,800	2
• WebEx Communications, Inc. 2,500	56
• WebMD Corp. 19,426	171
• webMethods, Inc. 1,921	17
• Websense, Inc. 2,500	74
• Weight Watchers International, Inc. 8,700	339
• Westaff, Inc. 2,000	5
• Wind River Systems, Inc. 3,160	30
• Wireless Facilities, Inc. 1,800	17
• Witness Systems, Inc. 2,100	30
• WorldGate Communications, Inc. 2,000	3
• Wynn Resorts Ltd. 4,000	160
• Xybernaut Corp. 1,400	2
• Yahoo!, Inc. 53,072	2,678
• Zamba Corp. 2,000	1
• Zix Corp. 900	14
	56,916

Chemicals 1.4%

Security and Number of Shares	Value ($ x 1,000)
A. Schulman, Inc. 2,300	46
Aceto Corp. 7,875	108
• AEP Industries, Inc. 400	5
Air Products & Chemicals, Inc. 17,700	882
Airgas, Inc. 5,000	111
Albemarle Corp. 4,500	132
Amcol International Corp. 5,000	84
Arch Chemicals, Inc. 2,700	79
• Bio-Rad Laboratories, Inc., Class A 1,000	59
Brady Corp., Class A 700	27
Cabot Corp. 5,200	176
Calgon Carbon Corp. 2,300	14
• Celgene Corp. 3,000	155
Crompton Corp. 8,924	55
• Cytec Industries, Inc. 7,400	291
Dow Chemical Co. 76,266	3,027
E.I. du Pont de Nemours & Co. 80,695	3,466
Eastman Chemical Co. 5,600	238
Ecolab, Inc. 21,500	641
• Entegris, Inc. 6,000	61
• Ethyl Corp. 2,000	37
Ferro Corp. 4,200	109
• Foamex International, Inc. 2,600	10
Georgia Gulf Corp. 3,300	105
Great Lakes Chemical Corp. 3,600	90
• H.B. Fuller Co. 2,000	55
Hawkins, Inc. 1,900	23
• Hercules, Inc. 8,500	94
IMC Global, Inc. 9,500	119
Kronos Worldwide, Inc. 1,437	45
Lubrizol Corp. 3,400	108
Lyondell Chemical Co. 4,600	75
MacDermid, Inc. 3,800	123
• Matrixx Initiatives, Inc. 1,700	17
Millennium Chemicals, Inc. 5,400	88
• Monsanto Co. 21,645	749
Oil-Dri Corp. of America 400	7
Olin Corp. 4,820	83
• OM Group, Inc. 3,400	86
• Omnova Solutions, Inc. 1,000	5
• Oxigene, Inc. 900	7
Penford Corp. 2,700	44
PolyOne Corp. 3,200	22
PPG Industries, Inc. 14,100	836
Praxair, Inc. 25,700	939

 See financial notes.

Security and Number of Shares	Value ($ x 1,000)
•Rogers Corp. 300	18
Rohm & Haas Co. 26,753	1,037
Rollins, Inc. 4,450	106
RPM International, Inc. 9,600	145
Sigma-Aldrich Corp. 6,300	357
Stepan Co. 1,200	29
Tredegar Corp. 2,600	35
•Trex Co., Inc. 500	19
•Uniroyal Technology Corp. 1,100	–
Valspar Corp. 4,200	208
WD-40 Co. 1,600	49
Wellman, Inc. 5,400	44
•Zoltek Cos., Inc. 1,500	10
	15,590

Construction 0.8%

Security and Number of Shares	Value ($ x 1,000)
American Woodmark Corp. 500	32
Ameron International Corp. 3,400	102
Apogee Enterprises, Inc. 2,000	22
•Armstrong Holdings, Inc. 1,600	2
Beazer Homes USA, Inc. 851	84
Brookfield Homes Corp. 3,500	113
Building Material Holding Corp. 4,000	66
•Cavco Industries, Inc. 205	8
Centex Corp. 8,200	393
Craftmade International, Inc. 2,800	64
D.R. Horton, Inc. 18,453	531
•Dominion Homes, Inc. 500	14
•Dycom Industries, Inc. 5,399	127
Eagle Materials, Inc. 3,381	222
ElkCorp 3,450	96
•EMCOR Group, Inc. 900	37
Florida Rock Industries, Inc. 2,325	92
Fluor Corp. 5,600	214
•Global Power Equipment Group, Inc. 1,000	7
Granite Construction, Inc. 4,850	96
•Hovnanian Enterprises, Inc., Class A 6,200	223
•Huttig Building Products, Inc. 811	5
•Insituform Technologies, Inc., Class A 1,300	21

Security and Number of Shares	Value ($ x 1,000)
•Integrated Electrical Services, Inc. 1,800	18
KB Home 3,900	269
Lafarge North America, Inc. 6,200	274
Lennar Corp., Class A 14,490	679
•Levitt Corp., Class A 550	13
M/I Schottenstein Homes, Inc. 1,800	77
Martin Marietta Materials, Inc. 4,200	182
Masco Corp. 35,800	1,003
•Mastec, Inc. 5,350	39
MDC Holdings, Inc. 1,464	90
•NCI Building Systems, Inc. 2,900	85
•NVR, Inc. 500	225
•Palm Harbor Homes, Inc. 2,700	61
•Performance Technologies, Inc. 1,600	21
Pulte Homes, Inc. 11,372	559
•Quanta Services, Inc. 8,900	49
The Ryland Group, Inc. 3,400	268
•SBA Communications Corp. 1,300	5
The Sherwin-Williams Co. 10,500	400
•Simpson Manufacturing Co., Inc. 1,600	83
•Socket Communications, Inc. 800	2
Standard-Pacific Corp. 2,400	121
The Stanley Works 6,600	281
•Surebeam Corp., Class A 2,711	–
•Technical Olympic USA, Inc. 1,500	49
Texas Industries, Inc. 1,000	34
•Toll Brothers, Inc. 5,600	222
United Mobile Homes, Inc. 1,600	23
•USG Corp. 3,900	55
Vulcan Materials Co. 9,400	435
Walter Industries, Inc. 1,900	24
•WCI Communities, Inc. 3,800	92
•WESCO International, Inc. 4,800	69
•West Corp. 4,500	110
•Westell Technologies, Inc., Class A 2,560	19
•Yankee Candle Co., Inc. 3,700	100
	8,607

Consumer Durables 0.4%

Security and Number of Shares	Value ($ x 1,000)
•Applica, Inc. 3,100	35
Black & Decker Corp. 7,100	411
•Champion Enterprises, Inc. 2,200	24

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Chromcraft Revington, Inc. 1,300	18
Compx International, Inc. 800	11
Ethan Allen Interiors, Inc. 4,200	175
Flexsteel Industries, Inc. 600	13
Furniture Brands International, Inc. 4,700	132
• Gemstar – TV Guide International, Inc. 21,160	118
• Genlyte Group, Inc. 1,600	92
• Griffon Corp. 2,200	48
Haverty Furniture Cos., Inc. 4,200	76
• Helen of Troy Ltd. 2,000	67
Hillenbrand Industries, Inc. 5,800	392
• Interface, Inc., Class A 3,300	28
Isco, Inc. 200	3
Kimball International, Inc., Class B 3,600	53
La-Z-Boy, Inc. 5,800	121
Leggett & Platt, Inc. 16,200	366
Maytag Corp. 7,100	198
• MITY Enterprises, Inc. 600	11
• Mohawk Industries, Inc. 4,819	372
National Presto Industries, Inc. 400	16
Newell Rubbermaid, Inc. 21,400	506
◖• Recoton Corp. 500	—
• Restoration Hardware, Inc. 1,700	10
• Salton, Inc. 1,100	10
Skyline Corp. 100	4
◖ SLI, Inc. 1,600	—
Stanley Furniture Co., Inc. 2,600	104
Sturm Ruger & Co., Inc. 1,100	12
Thomas Industries, Inc. 3,200	108
Toro Co. 800	47
• United Rentals, Inc. 5,900	101
Virco Manufacturing Corp. 1,170	8
• Water Pik Technologies, Inc. 195	3
Whirlpool Corp. 7,500	491
	4,184

Containers 0.2%

Security and Number of Shares	Value ($ x 1,000)
Ball Corp. 6,300	416
Bemis Co. 6,400	173
• Crown Holdings, Inc. 3,600	30
Greif, Inc., Class A 3,700	122
• Mobile Mini, Inc. 600	11
• Mod-Pac Corp. 500	4
◖• Mod-Pac Corp., Class B 125	1
• Owens-Illinois, Inc. 16,200	226
• Packaging Dynamics Corp. 260	3
• Pactiv Corp. 12,400	285
• Sealed Air Corp. 8,500	417
• Silgan Holdings, Inc. 2,900	122
Sonoco Products Co. 4,100	102
	1,912

Electronics 5.6%

Security and Number of Shares	Value ($ x 1,000)
◖• ACT Manufacturing, Inc. 900	—
• ACT Teleconferencing, Inc. 1,100	3
• Actel Corp. 1,100	22
Acuity Brands, Inc. 17,200	421
• Acxiom Corp. 25,700	595
• Adaptive Broadband Corp. 1,000	—
• ADC Telecommunications, Inc. 28,220	71
• ADE Corp. 3,100	55
◖• Adelphia Communications, Class A 6,301	5
• Advanced Fibre Communications, Inc. 3,500	58
• Advanced Micro Devices, Inc. 26,500	377
• Advanced Power Technology, Inc. 1,500	15
• Agere Systems, Inc., Class A 70,116	158
• Agilent Technologies, Inc. 39,317	1,062
Agilysys, Inc. 1,600	19
• Airnet Communications Corp. 1,300	1
• Alliance Fiber Optic Products, Inc. 2,100	2
• Alliance Semiconductor Corp. 1,200	7
• Alliant Techsystems, Inc. 2,437	144
• Altera Corp. 30,400	608
• American Physicians Capital, Inc. 2,500	58
American Power Conversion Corp. 16,600	310
• American Science & Engineering, Inc. 500	7
• American Technical Ceramics Corp. 500	4
• AMIS Holdings, Inc. 2,500	36
• Amkor Technology, Inc. 14,400	116
• Amphenol Corp., Class A 8,800	278
• Anadigics, Inc. 1,150	5

Security and Number of Shares	Value ($ x 1,000)	Security and Number of Shares	Value ($ x 1,000)
Analog Devices, Inc. 30,200	1,287	•CCC Information Services Group, Inc. 13,100	211
•Anaren, Inc. 3,300	49	•Celera Genomics Group – Applera Corp. 5,600	66
•Andrew Corp. 10,925	185	•Celestica, Inc. 937	16
•Anixter International, Inc. 3,300	97	•Ceva, Inc. 433	3
•Applied Materials, Inc. 135,498	2,470	Chase Corp. 100	1
•Applied Micro Circuits Corp. 12,238	54	•Checkpoint Systems, Inc. 4,600	74
•Arris Group, Inc. 2,600	16	•ChipPAC, Inc., Class A 6,600	40
•Arrow Electronics, Inc. 12,000	303	•Chronimed, Inc. 600	5
•Artisan Components, Inc. 1,100	26	•CIENA Corp. 17,294	72
•Aspect Communications Corp. 4,200	50	•Cirrus Logic, Inc. 3,800	24
•Astronics Corp. 1,250	7	•ClearOne Communications, Inc. 1,000	5
•Asyst Technologies, Inc. 1,700	11	•CMGI, Inc. 14,086	24
•Atmel Corp. 37,900	221	•Coherent, Inc. 1,800	44
•ATMI, Inc. 1,400	31	Cohu, Inc. 1,100	19
•Audiovox Corp., Class A 1,600	24	•CommScope, Inc. 4,900	86
•Avanex Corp. 2,100	6	•Computer Network Technology Corp. 1,100	7
•Avid Technology, Inc. 1,100	53	•Comtech Telecommunications 1,450	23
•Avnet, Inc. 11,288	244	•Conexant Systems, Inc. 25,046	109
AVX Corp. 7,500	106	•Corvis Corp. 13,000	20
•Aware, Inc. 1,100	4	•Cox Radio, Inc., Class A 4,600	95
•Axcelis Technologies, Inc. 7,044	74	•Credence Systems Corp. 1,700	19
•AXT, Inc. 800	2	•Cree, Inc. 2,900	54
Badger Meter, Inc. 1,000	42	CTS Corp. 5,800	76
BEI Technologies, Inc. 3,700	78	Cubic Corp. 1,200	28
Bel Fuse, Inc., Class A 1,200	35	•Cyberonics 3,700	88
Belden, Inc. 3,300	58	•Cymer, Inc. 1,700	54
•Bell Microproducts, Inc. 1,000	7	•Cypress Semiconductor Corp. 8,500	119
•Benchmark Electronics, Inc. 10,050	272	•Daktronics, Inc. 5,600	119
•BioVeris Corp. 3,800	47	•DDi Corp. 8	–
◆•Bookham Technology PLC 3,364	5	•Diodes, Inc. 2,850	62
Boston Acoustics, Inc. 1,300	14	•Dionex Corp. 1,200	61
•Broadcom Corp., Class A 23,700	895	•DSP Group, Inc. 3,300	82
•Brooks Automation, Inc. 1,364	23	•Ducommun, Inc. 4,300	101
•Bruker BioSciences Corp. 2,100	11	•Dupont Photomasks, Inc. 1,900	39
C&D Technologies, Inc. 4,500	70	•Dynamics Research Corp. 1,200	20
•C-COR.net Corp. 4,600	42	•Electro Rent Corp. 5,100	52
•Cable Design Technologies Corp. 4,200	36	•Electro Scientific Industries, Inc. 1,300	27
•Cabot Microelectronics Corp. 660	19	•Electroglas, Inc. 900	4
•Cadence Design Systems, Inc. 11,600	149	•Electronics for Imaging 3,400	86
•California Amplifier, Inc. 1,000	8		
•Captaris, Inc. 2,200	12		

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Emcore Corp. 1,500	4
• EMS Technologies, Inc. 1,000	18
• Emulex Corp. 5,900	98
• Energizer Holdings, Inc. 6,333	274
• Energy Conversion Devices, Inc. 600	7
• Entrada Networks, Inc. 75	–
• ESS Technology, Inc. 3,100	33
• Exar Corp. 4,300	66
• Excel Technology, Inc. 600	20
• Fairchild Semiconductor International, Inc., Class A 8,600	167
• FEI Co. 1,500	30
• First Virtual Communications, Inc. 240	–
• Flir Systems, Inc. 2,400	113
• FormFactor, Inc. 2,500	44
Frequency Electronics, Inc. 500	7
• FSI International, Inc. 1,300	8
• FuelCell Energy, Inc. 1,200	20
• General Cable Corp. 2,200	17
• Genus, Inc. 500	2
• Gerber Scientific, Inc. 1,900	11
• Getty Images, Inc. 4,600	251
• Glenayre Technologies, Inc. 2,300	5
• GTC Biotherapeutics, Inc. 1,800	3
Harman International Industries, Inc. 6,800	516
• Harmonic, Inc. 6,342	42
Harris Corp. 7,000	315
• Harvard Bioscience, Inc. 500	4
Hearst-Argyle Television, Inc. 3,700	97
• Herley Industries, Inc. 4,000	83
• HI/FN, Inc. 800	7
• Hollywood Entertainment Corp. 4,300	58
• Hutchinson Technology, Inc. 17,100	420
• Illumina, Inc. 1,500	11
• Integrated Circuit Systems, Inc. 5,400	128
• Integrated Silicon Solutions, Inc. 3,400	47
❽ Intel Corp. 523,032	13,458
• Intelli-Check, Inc. 500	3
• Interactive Data Corp. 20,700	346
• Intermagnetics General Corp. 1,371	34
• International Rectifier Corp. 4,100	163

Security and Number of Shares	Value ($ x 1,000)
Intersil Corp., Class A 9,864	195
• Itron, Inc. 1,500	32
ITT Industries, Inc. 6,200	492
• Ixia 5,200	46
• IXYS Corp. 900	8
• Jabil Circuit, Inc. 15,400	406
• JDS Uniphase Corp. 112,424	342
Keithley Instruments, Inc. 3,200	67
• Kemet Corp. 6,700	83
• KLA-Tencor Corp. 15,000	625
• Kopin Corp. 2,500	12
• Kulicke & Soffa Industries, Inc. 4,400	44
• Lam Research Corp. 9,100	201
• Lattice Semiconductor Corp. 4,600	33
• LeCroy Corp. 900	17
• Lightpath Technologies, Inc., Class A 75	–
Linear Technology Corp. 25,000	891
• Littelfuse, Inc. 4,500	173
• Logicvision, Inc. 1,000	3
• Loral Space & Communications 1,390	1
• LSI Logic Corp. 29,964	223
• Lucent Technologies, Inc. 301,923	1,017
• Macromedia, Inc. 4,500	93
• Mattson Technology, Inc. 4,100	40
Maxim Integrated Products, Inc. 27,453	1,263
• Maxwell Technologies, Inc. 1,000	15
• Measurement Specialties, Inc. 700	13
• MEMC Electronic Materials, Inc. 16,300	130
• Mercury Computer Systems, Inc. 3,600	81
• Mestek, Inc. 700	13
• Metawave Communications Corp. 1,900	–
Methode Electronics, Class A 3,600	41
• Micron Technology, Inc. 49,500	674
• Microsemi Corp. 7,000	76
• Microtune, Inc. 2,200	7
• MKS Instruments, Inc. 1,700	33
Mocon, Inc. 600	5
Molex, Inc. 16,125	480
• Monolithic System Technology, Inc. 1,200	9
Motorola, Inc. 189,155	3,452
• MRV Communications, Inc. 4,307	10

Security and Number of Shares	Value ($ x 1,000)
MTS Systems Corp. 4,500	106
•Mykrolis Corp. 3,021	44
•Nanogen, Inc. 1,500	9
•Nanometrics, Inc. 300	4
•National Semiconductor Corp. 14,600	596
•Netopia, Inc. 2,100	13
•Newport Corp. 4,200	62
•Novellus Systems, Inc. 11,171	323
•Novoste Corp. 1,600	5
•Nvidia Corp. 7,000	144
•Omnivision Technologies, Inc. 2,800	62
•Oplink Communications, Inc. 4,600	9
•Optical Communication Products, Inc. 500	1
•OSI Systems, Inc. 3,700	84
•P-Com Inc. 520	–
Park Electrochemical Corp. 3,600	85
•Parkervision, Inc. 400	2
•Paxson Communications Corp. 1,900	6
•Pemstar, Inc. 1,600	5
•Pericom Semiconductor Corp. 1,400	15
PerkinElmer, Inc. 8,977	173
•Photon Dynamics, Inc. 3,400	105
•Pinnacle Systems, Inc. 1,800	14
•Pixelworks, Inc. 1,600	29
•Planar Systems, Inc. 3,700	45
•Plantronics, Inc. 4,000	152
•Plexus Corp. 1,700	24
•PLX Technology, Inc. 1,300	17
•Powell Industries, Inc. 1,000	16
•Power Integrations, Inc. 1,400	34
•Power-One, Inc. 6,000	52
•Powerwave Technologies, Inc. 3,200	22
•Proxim Corp., Class A 5,412	8
•QLogic Corp. 7,022	190
Qualcomm, Inc. 63,800	3,985
•Quantum Corp. 5,500	17
•QuickLogic Corp. 900	3
•Radisys Corp. 3,700	69
•Rambus, Inc. 8,200	153
Raven Industries, Inc. 1,400	45
•Rayovac Corp. 2,800	75

Security and Number of Shares	Value ($ x 1,000)
•Remec, Inc. 2,500	16
•Rex Stores Corp. 1,875	27
•RF Micro Devices, Inc. 13,700	101
Richardson Electronics Ltd. 1,300	14
•Rofin-Sinar Technologies, Inc. 1,900	44
•Rudolph Technologies, Inc. 500	8
•Sanmina-SCI Corp. 41,316	414
•SBS Technologies, Inc. 1,700	25
•ScanSoft, Inc. 1,204	6
Scientific-Atlanta, Inc. 11,900	385
•SCM Microsystems, Inc. 1,200	8
•Seagate Technology 6,000	75
•Semitool, Inc. 4,300	47
•Semtech Corp. 3,200	67
•Silicon Image, Inc. 2,000	20
•Silicon Laboratories, Inc. 5,000	236
•Silicon Storage Technology, Inc. 7,000	93
•Siliconix, Inc. 8,100	314
•Sipex Corp. 1,600	9
•Sirenza Microdevices, Inc. 1,300	5
•Skyworks Solutions, Inc. 5,689	49
•Solectron Corp. 64,320	315
•Somera Communications, Inc. 1,900	3
•Spectralink Corp. 1,000	13
•Spherix, Inc. 500	3
•Standard Microsystems Corp. 3,600	86
•Stratex Networks, Inc. 2,800	9
•Superconductor Technologies, Inc. 1,600	2
▶•Superior Telecom, Inc. 1,124	–
•Supertex, Inc. 1,400	21
Symbol Technologies, Inc. 19,437	233
•Symmetricom, Inc. 8,450	68
•Synaptics, Inc. 3,500	58
•Taser International, Inc. 6,000	194
•Technitrol, Inc. 4,000	85
•Tekelec 8,700	145
Tektronix, Inc. 8,300	246
•TelCove 4,638	–
•Tellabs, Inc. 32,800	286
•Teradyne, Inc. 15,559	317
•Terayon Communication Systems Corp. 2,800	8

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Tessco Technologies, Inc. 900	13
• Tessera Technologies, Inc. 3,000	53
Texas Instruments, Inc. 140,897	3,537
• Therma-Wave, Inc. 1,000	3
• Thermo Electron Corp. 26,550	775
• Thomas & Betts Corp. 7,300	175
• THQ, Inc. 1,950	36
• Three-Five Systems, Inc. 1,099	6
• Tollgrade Communications, Inc. 3,600	44
• Transmeta Corp. 4,500	13
• Transwitch Corp. 3,100	5
• Tripath Technology, Inc. 1,800	5
• Triquint Semiconductor, Inc. 5,310	29
• Troy Group, Inc. 2,000	6
• TTM Technologies, Inc. 4,400	49
• Tweeter Home Entertainment Group, Inc. 1,100	8
United Industrial Corp. 1,200	25
Unitil Corp. 600	16
• Valence Technology, Inc. 1,400	6
• Varian Semiconductor Equipment Associates, Inc. 1,500	49
• Varian, Inc. 5,800	238
• Viasat, Inc. 3,500	77
• Vicor Corp. 4,200	58
• Virage Logic Corp. 1,400	11
• Vishay Intertechnology, Inc. 11,781	205
• Vitesse Semiconductor Corp. 6,986	30
• Waters Corp. 8,700	375
• Western Digital Corp. 15,700	127
• Western Wireless Corp., Class A 5,200	108
• Wilson Greatbatch Technologies, Inc. 1,100	38
• WJ Communications, Inc. 2,300	7
• Xicor, Inc. 1,000	15
• Xilinx, Inc. 27,600	928
• YDI Wireless, Inc. 100	–
• Zebra Technologies Corp., Class A 4,250	311
• Zoran Corp. 1,761	29
	60,159

Security and Number of Shares	Value ($ x 1,000)
Energy: Raw Materials 1.8%	
Alliance Resource Partners L.P. 1,700	66
Anadarko Petroleum Corp. 19,530	1,046
Apache Corp. 28,372	1,188
APCO Argentina, Inc. 200	7
Arch Coal, Inc. 3,500	107
• Atwood Oceanics, Inc. 1,200	44
Baker Hughes, Inc. 28,300	1,038
Berry Petroleum Co., Class A 2,000	54
• BJ Services Co. 11,800	525
Buckeye Partners L.P. 3,400	134
Burlington Resources, Inc. 17,000	1,144
Cabot Oil & Gas Corp. 14,400	514
CARBO Ceramics, Inc. 3,000	194
• Cimarex Energy Co. 3,122	86
• Cooper Cameron Corp. 3,300	160
• CREDO Petroleum Corp. 1,800	27
• Denbury Resources, Inc. 4,900	89
Devon Energy Corp. 18,680	1,143
ENSCO International, Inc. 11,200	307
Enterprise Products Partners L.P. 17,000	356
EOG Resources, Inc. 11,400	561
• Evergreen Resources, Inc. 1,600	64
• FMC Technologies, Inc. 4,591	125
• Forest Oil Corp. 4,450	117
▶• Friede Goldman Halter, Inc. 1,855	–
• Grant Prideco, Inc. 3,600	55
• Grey Wolf, Inc. 5,800	23
Halliburton Co. 36,700	1,094
• Hanover Compressor Co. 5,600	69
• Headwaters, Inc. 2,500	57
Helmerich & Payne, Inc. 4,800	130
• Hydril Co. 2,500	64
Inergy L.P. 2,000	46
Joy Global, Inc. 8,600	226
• Key Energy Services, Inc. 10,300	110
• Kirby Corp. 3,800	131
Lufkin Industries, Inc. 500	16
Massey Energy Co. 6,000	140
Natural Resource Partners L.P. 2,000	74
NL Industries, Inc. 5,300	69

Security and Number of Shares	Value ($ x 1,000)
• Noble Corp. 10,100	375
Noble Energy, Inc. 3,500	161
Occidental Petroleum Corp. 30,600	1,444
• Offshore Logistics, Inc. 3,600	79
• Oil States International, Inc. 3,600	49
• Parker Drilling Co. 2,800	9
Peabody Energy Corp. 3,800	178
Penn Virginia Resource Partners L.P. 2,500	84
Plains All American Pipeline L.P. 4,600	150
• Plains Resources, Inc. 4,000	72
• Range Resources Corp. 5,400	68
• Reliant Energy, Inc. 22,625	188
• Rowan Cos., Inc. 3,400	76
Schlumberger Ltd. 47,500	2,780
• Seacor Holdings, Inc. 1,250	52
• Smith International, Inc. 7,400	405
• Swift Energy Co. 2,500	54
• TC Pipelines L.P. 2,400	78
Tidewater, Inc. 2,700	76
• Tom Brown, Inc. 3,200	153
• Unit Corp. 2,400	68
USEC, Inc. 3,000	21
Valero Energy Corp. 11,149	711
• W-H Energy Services, Inc. 900	17
• Weatherford International Ltd. 10,600	461
Western Gas Resources, Inc. 2,000	109
• Westmoreland Coal Co. 3,500	68
World Fuel Services Corp. 3,000	127
• Xanser Corp. 1,400	3
	19,516

Food & Agriculture 3.6%

Security and Number of Shares	Value ($ x 1,000)
• 7-Eleven, Inc. 5,000	80
• American Italian Pasta Co., Class A 1,000	31
The Andersons, Inc. 1,500	28
Archer-Daniels-Midland Co. 51,458	904
◗• Aurora Foods, Inc. 2,500	—
Bridgford Foods Corp. 300	2
Bunge Ltd. 6,800	252
• Cadiz, Inc. 84	1
Campbell Soup Co. 35,400	978
• Chiquita Brands International, Inc. 10,000	180
Coca-Cola Bottling Co. Consolidated 400	21
The Coca-Cola Co. 197,200	9,972
Coca-Cola Enterprises, Inc. 37,200	1,004
ConAgra Foods, Inc. 43,293	1,251
Consolidated-Tomoka Land Co. 900	34
Corn Products International, Inc. 7,800	331
• Dean Foods Co. 8,613	289
• Del Monte Foods Co. 8,931	99
Delta & Pine Land Co. 2,000	49
• Eden Bioscience Corp. 1,000	1
• Embrex, Inc. 1,300	16
Fleming Cos., Inc. 3,400	—
Flowers Foods, Inc. 19,515	478
Fresh Brands, Inc. 1,800	16
Fresh Del Monte Produce, Inc. 4,200	98
General Mills, Inc. 31,300	1,526
• Green Mountain Coffee Roasters, Inc. 900	19
• Griffen Land & Nurseries, Inc. 300	8
H.J. Heinz Co. 27,900	1,066
• Hain Celestial Group, Inc. 1,406	28
Hershey Foods Corp. 10,700	951
Hormel Foods Corp. 6,500	198
Ingles Markets, Inc., Class A 300	3
Interstate Bakeries 3,200	36
• J & J Snack Foods Corp. 3,200	122
The J.M. Smuckers Co. 2,438	128
• John B. Sanfilippo & Son 5,000	157
Kellogg Co. 34,400	1,476
Kraft Foods, Inc., Class A 17,500	576
Lance, Inc. 1,900	29
• Lesco, Inc. 500	7
Lindsay Manufacturing Co. 800	19
Marsh Supermarkets, Inc., Class B 1,000	13
• Maui Land & Pineapple Co., Inc. 800	26
McCormick & Co., Inc. 8,300	284
MGP Ingredients, Inc. 1,700	46
• Monterey Pasta Co. 700	3
Nash Finch Co. 1,700	35
• Neogen Corp. 625	11

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• The Pantry, Inc. 400	8
• Peet's Coffee & Tea, Inc. 1,800	39
The Pepsi Bottling Group, Inc. 20,700	606
PepsiAmericas, Inc. 13,200	264
PepsiCo, Inc. 138,300	7,536
• Performance Food Group Co. 1,900	67
Pilgrim's Pride Corp., Class B 1,400	32
• Ralcorp Holdings, Inc. 6,700	233
Rocky Mountain Chocolate Factory, Inc. 1,500	15
Sanderson Farms, Inc. 5,250	195
Sara Lee Corp. 64,378	1,486
• The Scotts Co., Class A 2,800	185
Seaboard Corp. 200	65
Sensient Technologies Corp. 2,300	47
• Smart & Final, Inc. 2,700	31
• Smithfield Foods, Inc. 6,300	168
• Spartan Stores, Inc. 500	2
Standard Commercial Corp. 1,100	20
Supervalu, Inc. 18,087	557
Sysco Corp. 52,036	1,990
Tasty Baking Co. 500	5
• Tejon Ranch Co. 674	23
Tootsie Roll Industries, Inc. 2,255	79
Tyson Foods, Inc., Class A 27,840	522
• United Natural Foods, Inc. 2,600	65
• VistaCare, Inc., Class A 1,000	25
• Wild Oats Markets, Inc. 3,800	52
Wm. Wrigley Jr. Co. 16,600	1,024
• Zapata Corp. 1,000	59
	38,282

Gold 0.2%

Barrick Gold Corp. 5,565	107
• Glamis Gold Ltd. 11,100	160
▶• Golden Cycle Gold Corp. 600	8
• Meridian Gold, Inc. 6,600	66
Newmont Mining Corp. 34,651	1,296
Royal Gold, Inc. 3,100	38
	1,675

Security and Number of Shares	Value ($ x 1,000)
Healthcare / Drugs & Medicine 13.0%	
• 1-800 Contacts, Inc. 500	9
• aaiPharma, Inc. 4,300	27
Abbott Laboratories 125,705	5,534
• Abgenix, Inc. 7,100	116
• Abiomed, Inc. 800	9
• Accredo Health, Inc. 2,841	110
• Aclara BioSciences, Inc. 2,400	10
• Advanced Medical Optics, Inc. 2,400	76
• Advanced Neuromodulation Systems, Inc. 1,050	29
• AeroGen, Inc. 640	2
• Alaris Medical Systems, Inc. 5,000	97
• Albany Molecular Research, Inc. 1,600	26
• Align Technology, Inc. 8,700	151
• Alkermes, Inc. 3,100	48
Allergan, Inc. 9,400	828
• Alliance Imaging, Inc. 1,800	7
• Alliance Pharmaceutical Corp. 220	–
• Allscripts Healthcare Solutions, Inc. 1,900	18
Alpharma, Inc., Class A 3,700	80
• Amedisys, Inc. 2,500	75
• America Service Group, Inc. 3,300	121
• American Healthways, Inc. 3,100	75
• American Medical Systems Holdings, Inc. 3,900	101
• AMERIGROUP Corp. 900	37
AmerisourceBergen Corp. 7,824	453
• Amgen, Inc. 104,868	5,901
• Amsurg Corp. 4,800	116
• Amylin Pharmaceuticals, Inc. 2,300	52
• Andrx Corp. 6,400	146
• Anthem, Inc. 14,417	1,277
• Antigenics, Inc. 1,400	13
• Aphton Corp. 800	4
• Apogent Technologies, Inc. 7,100	230
Applied Biosystems Group — Applera Corp. 16,500	306
• Apria Healthcare Group, Inc. 10,500	303
• Arqule, Inc. 8,800	58
Arrow International, Inc. 6,400	191

Security and Number of Shares	Value ($ x 1,000)
• Arthrocare Corp. 1,400	33
• Aspect Medical Systems, Inc. 3,700	62
• Atrix Labs, Inc. 1,400	42
• AVANIR Pharmaceuticals, Class A 1,900	3
• Avant Immunotherapeutics, Inc. 3,000	8
• Avigen, Inc. 900	4
• Barr Laboratories, Inc. 8,781	364
Bausch & Lomb, Inc. 3,400	214
Baxter International, Inc. 50,118	1,586
Beckman Coulter, Inc. 5,100	285
Becton Dickinson & Co. 20,300	1,026
• Beverly Enterprises, Inc. 8,800	52
• BioCryst Pharmaceuticals, Inc. 1,400	12
• Biogen Idec, Inc. 27,125	1,600
• BioMarin Pharmaceuticals, Inc. 1,800	12
Biomet, Inc. 20,125	795
• Biopure Corp. 1,200	2
• Biosite, Inc. 1,400	55
• Biosource International, Inc. 1,500	12
• Bone Care International, Inc. 1,400	35
• Boston Scientific Corp. 67,800	2,793
• Bradley Pharmaceuticals, Inc. 1,700	45
Bristol-Myers Squibb Co. 156,550	3,929
C.R. Bard, Inc. 4,000	425
• Caliper Life Sciences, Inc. 700	5
Cambrex Corp. 3,400	84
Cardinal Health, Inc. 36,160	2,649
• Caremark Rx, Inc. 37,090	1,255
• Cell Therapeutics, Inc. 1,400	12
• Centene Corp. 500	17
• Cephalon, Inc. 3,500	199
• Cerus Corp. 500	2
• Charles River Laboratories International, Inc. 4,400	202
• Chattem, Inc. 1,200	32
• Chiron Corp. 15,100	701
• Cholestech Corp. 1,700	17
• ChromaVision Medical Systems, Inc. 1,100	1
• Ciphergen Biosystems, Inc. 1,700	12
CNS, Inc. 5,000	53
• Collagenex Pharmaceuticals, Inc. 3,000	31

Security and Number of Shares	Value ($ x 1,000)
• Community Health Systems, Inc. 7,100	183
• Conmed Corp. 1,700	42
Cooper Cos., Inc. 2,200	119
• Corixa Corp. 1,802	11
• Corvel Corp. 1,900	59
• Covance, Inc. 5,800	196
• Coventry Health Care, Inc. 14,400	602
• CryoLife, Inc. 750	4
• CTI Molecular Imaging, Inc. 2,000	30
• Cubist Pharmaceuticals, Inc. 1,900	19
• Curis, Inc. 3,140	14
• CV Therapeutics, Inc. 1,100	16
• Cygnus, Inc. 600	—
• Cytogen Corp. 230	3
• Cytyc Corp. 7,800	167
D&K Healthcare Resources, Inc. 3,200	44
• Dade Behring Holdings, Inc. 2,600	120
Datascope Corp. 2,500	83
• DaVita, Inc. 16,500	843
• Deltagen, Inc. 2,200	—
• Dendreon Corp. 1,400	18
Dentsply International, Inc. 6,550	317
Diagnostic Products Corp. 1,700	73
• Digene Corp. 1,400	50
• DJ Orthopedics, Inc. 3,000	69
• Durect Corp. 2,000	8
• Dynacq Healthcare, Inc. 3,616	20
• Edwards Lifesciences Corp. 3,900	134
Eli Lilly & Co. 90,400	6,672
• Emisphere Technologies, Inc. 800	4
• Endo Pharmaceutical Holdings, Inc. 10,500	251
• Enpath Medical, Inc. 3,000	34
• Entremed, Inc. 1,200	4
• Enzo Biochem, Inc. 1,697	25
• Enzon Pharmaceuticals, Inc. 4,400	64
• Eon Labs, Inc. 2,400	158
• Express Scripts, Inc. 6,300	487
• Eyetech Pharmaceuticals, Inc. 2,500	89
• First Health Group Corp. 8,700	145
• First Horizon Pharmaceutical Corp. 3,400	53

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Forest Laboratories, Inc. 27,500	1,773
• Gen-Probe, Inc. 3,400	113
• Gene Logic, Inc. 1,300	5
• Genelabs Technologies, Inc. 800	2
• Genentech, Inc. 18,200	2,235
• Genesis HealthCare Corp. 6,250	146
• Genta, Inc. 2,900	25
• Genzyme Corp. 15,232	664
• Geron Corp. 1,000	8
• Gilead Sciences, Inc. 14,060	855
Guidant Corp. 25,816	1,627
• Guilford Pharmaceuticals, Inc. 1,200	8
• Haemonetics Corp. 3,700	104
HCA, Inc. 39,100	1,589
Health Management Associates, Inc., Class A 15,900	368
• Health Net, Inc. 16,600	422
Healthcare Services Group 3,750	59
• HealthExtras, Inc. 1,900	24
• HealthTronics Surgical Services, Inc. 3,500	25
• Henry Schein, Inc. 2,300	162
• Hologic, Inc. 2,600	52
• Human Genome Sciences, Inc. 5,100	62
• Humana, Inc. 18,900	308
• ICU Medical, Inc. 550	18
• IDEXX Laboratories, Inc. 2,500	153
• Ii-Vi, Inc. 1,900	47
• ImClone Systems, Inc. 4,435	297
• Immucor, Inc. 1,125	28
• Immunogen, Inc. 1,500	13
• Immunomedics, Inc. 2,400	12
• IMPAC Medical Systems, Inc. 3,000	73
• Impax Laboratories, Inc. 1,600	33
• Inamed Corp. 13,950	821
• Incyte Corp. 2,600	21
• Indevus Pharmaceuticals, Inc. 1,800	13
• Inspire Pharmaceuticals, Inc. 1,300	21
• Integra LifeSciences Holdings Corp. 1,100	35
• InterMune, Inc. 1,100	16
• Intuitive Surgical, Inc. 1,050	17
Invacare Corp. 2,000	80

Security and Number of Shares	Value ($ x 1,000)
• Inveresk Research Group, Inc. 4,200	119
• Isis Pharmaceuticals, Inc. 1,900	14
• IVAX Corp. 14,750	314
⑩ Johnson & Johnson 241,370	13,041
• Kendle International, Inc. 2,700	22
• Kindred Healthcare, Inc. 2,312	113
• Kinetic Concepts, Inc. 2,500	121
• King Pharmaceuticals, Inc. 18,516	319
• Kosan Biosciences, Inc. 2,500	35
• KV Pharmaceutical Co., Class A 2,700	65
• Kyphon, Inc. 3,000	75
• Laboratory Corp. of America Holdings 12,800	509
Landauer, Inc. 1,100	43
• Large Scale Biology Corp. 2,400	5
• Lexicon Genetics, Inc. 6,900	49
• LifePoint Hospitals, Inc. 2,300	82
• Ligand Pharmaceuticals, Inc., Class B 2,300	49
• Lincare Holdings, Inc. 7,100	247
• Magellan Health Services, Inc. 3,007	97
Manor Care, Inc. 8,000	260
• Maxim Pharmaceuticals, Inc. 2,400	19
McKesson Corp. 22,900	752
• Med-Design Corp. 1,200	3
• Medarex, Inc. 3,000	29
• Medcath Corp. 1,500	23
• Medco Health Solutions, Inc. 21,138	748
• Medical Action Industries, Inc. 2,500	48
• Medicines Co. 1,700	56
Medicis Pharmaceutical Corp., Class A 3,400	146
• Medimmune, Inc. 17,375	421
• Medis Technologies Ltd. 1,110	14
• MedQuist, Inc. 3,217	44
Medtronic, Inc. 98,474	4,969
Mentor Corp. 3,000	95
Merck & Co., Inc. 180,052	8,462
Meridian Bioscience, Inc. 5,000	55
• Merit Medical Systems, Inc. 2,222	35
• MGI Pharma, Inc. 1,900	117
• Millennium Pharmaceuticals, Inc. 11,956	179

Security and Number of Shares	Value ($ x 1,000)	Security and Number of Shares	Value ($ x 1,000)
• MIM Corp. 1,500	11	• Pharmacopeia, Inc. 1,300	23
Mine Safety Appliances Co. 2,700	73	• Pharmacyclics, Inc. 1,100	13
• Molecular Devices Corp. 8,100	159	• Pharmion Corp. 2,500	54
• Molina Healthcare, Inc. 2,500	89	PolyMedica Corp. 4,400	122
Mylan Laboratories, Inc. 45,000	1,031	• Pozen, Inc. 1,300	15
• Myogen, Inc. 2,500	29	• Praecis Pharmaceuticals, Inc. 1,600	9
• Myriad Genetics, Inc. 1,400	24	• Priority Healthcare Corp., Class B 2,000	40
• Nabi Biopharmaceuticals 2,800	46	• Protein Design Labs, Inc. 4,100	100
• National Healthcare Corp. 600	18	• Province Healthcare Co. 4,825	77
Nature's Sunshine Products, Inc. 4,000	58	• PSS World Medical, Inc. 5,800	65
• NBTY, Inc. 16,000	595	• QMed, Inc. 500	5
• Nektar Therapeutics 2,200	45	• Quest Diagnostics 7,410	625
• Neose Technologies, Inc. 500	5	• Regeneration Technologies, Inc. 1,700	16
• Neurocrine Biosciences, Inc. 1,400	92	• Regeneron Pharmaceuticals, Inc. 1,900	24
• Neurogen Corp. 800	8	• RehabCare Group, Inc. 4,000	82
• Northfield Laboratories, Inc. 1,100	17	• Renal Care Group, Inc. 4,700	233
• Noven Pharmacuticals, Inc. 5,500	108	• Res-Care, Inc. 4,500	61
• NPS Pharmacuticals, Inc. 1,000	25	• Resmed, Inc. 2,000	99
• Nutraceutical International Corp. 5,000	116	• Respironics, Inc. 1,900	100
• Nuvelo, Inc. 300	3	• Sangamo Biosciences, Inc. 1,200	8
Oakley, Inc. 6,700	93	• Savient Pharmaceuticals, Inc. 2,300	9
• Ocular Sciences, Inc. 1,500	42	Schering-Plough Corp. 80,950	1,354
• Odyssey HealthCare, Inc. 2,250	38	Select Medical Corp. 7,500	142
Omnicare, Inc. 7,500	311	• Sepracor, Inc. 6,600	316
• Onyx Pharmaceuticals, Inc. 1,800	89	• Serologicals Corp. 1,200	22
• OraSure Technologies, Inc. 1,500	13	• Sierra Health Services, Inc. 11,700	435
• Orchid BioSciences, Inc. 280	2	• Sola International, Inc. 2,700	55
• Orthodontic Centers of America, Inc. 2,112	15	• SonoSite, Inc. 1,600	34
• Oscient Pharmaceuticals Corp. 2,100	12	• Specialty Laboratories 700	7
• OSI Pharmaceuticals, Inc. 1,690	125	• St. Jude Medical, Inc. 14,800	1,129
Owens & Minor, Inc. 2,000	49	• Steris Corp. 6,100	135
Oxford Health Plans, Inc. 21,700	1,181	Stryker Corp. 16,800	1,662
• Pacificare Health Systems, Inc. 18,800	672	• Sunrise Senior Living, Inc. 4,900	155
• Pain Therapeutics, Inc. 2,600	19	‣• Sunrise Technologies International, Inc. 1,700	—
• Parexel International Corp. 2,400	47	• SuperGen, Inc. 900	7
• Patterson Dental Co. 5,300	391	• Sybron Dental Specialties, Inc. 4,633	136
• Pediatrix Medical Group, Inc. 3,000	215	• Symbion, Inc. 2,500	41
Perrigo Co. 7,300	157	• Tanox, Inc. 4,900	84
❹ Pfizer, Inc. 617,552	22,084	• Techne Corp. 3,800	148
• Pharmaceutical Product Development, Inc. 5,000	148	• Tenet Healthcare Corp. 36,650	431
• Pharmaceutical Resources, Inc. 1,900	77	• Theragenics Corp. 2,500	13

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Third Wave Technologies, Inc. 1,800	9
• Thoratec Corp. 2,636	36
• Titan Pharmaceuticals, Inc. 800	3
• TL Administration Corp. 900	–
• Transgenomic, Inc. 1,200	2
• Transkaryotic Therapies, Inc. 3,400	49
• Triad Hospitals, Inc. 6,044	206
• Trimeris, Inc. 500	7
• TriPath Imaging, Inc. 2,600	22
• Tripos, Inc. 6,000	35
• United Surgical Partners International, Inc. 1,400	51
UnitedHealth Group, Inc. 52,506	3,228
Universal Health Services, Class B 4,000	176
• Urologix, Inc. 1,800	22
• US Oncology, Inc. 7,700	115
• US Physical Therapy, Inc. 3,500	50
• USANA Health Sciences, Inc. 1,000	27
• Utah Medical Products, Inc. 2,500	64
Valeant Pharmaceuticals International 5,400	125
• Varian Medical Systems, Inc. 4,700	403
• Vaxgen, Inc. 3,100	47
• VCA Antech, Inc. 2,700	110
• Ventana Medical Systems, Inc. 1,200	59
• Vertex Pharmaceuticals, Inc. 3,144	27
• Viasys Healthcare, Inc. 3,982	77
• Vical, Inc. 1,600	8
• Viropharma, Inc. 1,000	2
• Visx, Inc. 3,100	68
Vital Signs, Inc. 1,900	61
• Watson Pharmaceuticals, Inc. 7,732	275
• WellPoint Health Networks, Inc. 12,680	1,416
West Pharmaceutical Services, Inc. 3,300	128
• Wright Medical Group, Inc. 1,700	58
Wyeth 106,900	4,070
• XOMA Ltd. 2,400	10
• Young Innovations, Inc. 2,000	70
• Zimmer Holdings, Inc. 20,300	1,621
• Zymogenetics, Inc. 2,000	32
	139,847

Security and Number of Shares	Value ($ x 1,000)
Household Products 1.9%	
Alberto-Culver Co., Class B 4,950	233
Avon Products, Inc. 19,500	1,638
Church & Dwight Co., Inc. 3,300	148
Clorox Co. 27,000	1,398
Colgate-Palmolive Co. 42,500	2,460
The Estee Lauder Cos., Inc., Class A 10,300	471
The Gillette Co. 81,400	3,331
Inter Parfums, Inc. 675	15
International Flavors & Fragrances, Inc. 4,400	160
Nu Skin Enterprises, Inc., Class A 6,500	154
▲ Procter & Gamble Co. 104,200	11,019
	21,027
Insurance 4.7%	
21st Century Holding Co. 1,000	20
21st Century Insurance Group 7,200	97
Aetna, Inc. 14,800	1,225
AFLAC, Inc. 40,100	1,693
Alfa Corp. 4,800	65
• Alleghany Corp. 216	57
• Allmerica Financial Corp. 4,900	170
The Allstate Corp. 56,374	2,588
AMBAC Financial Group, Inc. 10,250	707
American Financial Group, Inc. 5,500	169
❼ American International Group, Inc. 212,222	15,206
• American Medical Security Group, Inc. 5,600	143
American National Insurance Co. 1,300	122
• AmerUs Group Co. 1,900	73
AON Corp. 25,500	665
• Arch Capital Group Ltd. 1,400	56
• Argonaut Group, Inc. 2,400	44
Arthur J. Gallagher & Co. 6,800	219
Baldwin & Lyons, Inc., Class B 750	21
Brown & Brown, Inc. 5,500	215
Chubb Corp. 16,547	1,142
CIGNA Corp. 10,300	664
Cincinnati Financial Corp. 12,810	525
• Clark, Inc. 1,700	31

Security and Number of Shares	Value ($ x 1,000)
•CNA Financial Corp. 18,200	499
•CNA Surety Corp. 2,200	24
Commerce Group, Inc. 1,600	74
Crawford & Co., Class B 1,600	8
Delphi Financial Group, Inc., Class A 4,515	181
EMC Insurance Group, Inc. 1,200	30
Erie Indemnity Co., Class A 5,500	254
FBL Financial Group, Inc., Class A 2,090	56
Fidelity National Financial, Inc. 16,017	586
First American Corp. 7,800	212
First United Corp. 2,200	50
•FPIC Insurance Group, Inc. 400	9
Fremont General Corp. 2,000	43
•Great American Financial Resources, Inc. 2,800	45
Harleysville Group, Inc. 1,800	34
Hartford Financial Services Group, Inc. 24,400	1,490
HCC Insurance Holdings, Inc. 2,100	67
Hilb, Rogal & Hamilton Co. 2,000	72
Hooper Holmes, Inc. 4,600	25
Horace Mann Educators Corp. 1,800	28
Independence Holding Co. 1,500	54
•Infinity Property & Casualty Corp. 2,500	78
Jefferson-Pilot Corp. 10,100	501
Liberty Corp. 1,000	45
Lincoln National Corp. 15,100	678
Loews Corp. 15,000	870
Manulife Financial Corp. 26,551	976
•Markel Corp. 300	88
Marsh & McLennan Cos., Inc. 43,000	1,939
MBIA, Inc. 13,750	810
Mercury General Corp. 5,400	275
Metlife, Inc. 62,000	2,139
MGIC Investment Corp. 9,300	685
•MIIX Group, Inc. 2,400	–
•Mony Group, Inc. 1,500	46
•National Medical Health Card Systems, Inc. 800	22
Nationwide Financial Services, Inc., Class A 1,300	45
•Navigators Group, Inc. 1,500	39
NYMAGIC, Inc. 2,100	54

Security and Number of Shares	Value ($ x 1,000)
Odyssey Re Holdings Corp. 2,900	69
•Ohio Casualty Corp. 3,000	59
Old Republic International Corp. 16,350	380
•Penn Treaty American Corp. 600	1
Penn-America Group, Inc. 1,400	17
•Philadelphia Consolidated Holding Co. 1,000	58
The Phoenix Cos., Inc. 4,500	57
PMA Capital Corp., Class A 700	5
The PMI Group, Inc. 8,100	349
Presidential Life Corp. 1,000	16
•Principal Financial Group, Inc. 25,400	897
•ProAssurance Corp. 1,670	57
The Progressive Corp. 23,300	2,039
Protective Life Corp. 5,500	198
Prudential Financial, Inc. 45,500	1,999
Radian Group, Inc. 9,202	428
Reinsurance Group of America, Inc. 5,100	198
RLI Corp. 2,800	97
Safeco Corp. 10,000	438
Safety Insurance Group, Inc. 1,000	22
SCPIE Holdings, Inc. 700	6
Selective Insurance Group, Inc. 1,200	43
•SNTL Corp. – Litigation Trust Certificates 1,300	–
St. Paul Cos., Inc. 46,050	1,873
Stancorp Financial Group, Inc. 2,500	155
State Auto Financial Corp. 1,300	36
Sterling Financial Corp. 1,250	32
•Stewart Information Services Corp. 3,700	131
Torchmark Corp. 10,600	552
Transatlantic Holdings, Inc. 5,150	461
•Triad Guaranty, Inc. 1,700	93
•UICI 2,500	43
United Fire & Casualty Co. 500	22
Unitrin, Inc. 5,600	222
UnumProvident Corp. 23,914	372
•USI Holdings Corp. 4,500	68
W.R. Berkley Corp. 10,200	413
•WellChoice, Inc. 2,500	106
Zenith National Insurance Corp. 1,100	47
	51,107

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Media 4.0%	
• Acme Communications, Inc. 1,900	13
• Adolor Corp. 1,700	27
• Advanced Marketing Services, Inc. 3,400	34
• AMC Entertainment, Inc. 5,400	86
• America's Car Mart, Inc. 2,500	65
• American Tower Corp., Class A 17,000	212
Banta Corp. 2,700	120
Belo Corp., Class A 9,400	268
Blockbuster, Inc., Class A 6,900	114
• Cablevision Systems Corp., NY Group, Class A 18,800	410
Cadmus Communications Corp. 3,900	55
• Carmike Cinemas, Inc. 2,500	94
• Charter Communications, Inc., Class A 20,300	81
• Citadel Broadcasting Corp. 2,500	43
Clear Channel Communications, Inc. 49,721	2,063
• CNET Networks, Inc. 9,983	85
• Comcast Corp., Class A 68,336	2,057
• Comcast Corp., Special Class A 42,800	1,241
• Consolidated Graphics, Inc. 3,900	146
• Cox Communications, Inc., Class A 47,135	1,541
• Crown Media Holdings, Inc., Class A 6,000	53
• Cumulus Media, Inc., Class A 5,100	107
• DAG Media, Inc. 2,500	11
• Daily Journal Corp. 500	17
• DGSE Cos., Inc. 700	2
• The DIRECTV Group, Inc. 73,476	1,315
Dow Jones & Co., Inc. 9,000	415
The E.W. Scripps Co., Class A 6,000	633
• EchoStar Communications Corp., Class A 21,300	707
• Emmis Communications Corp., Class A 4,300	101
• Entercom Communications Corp. 3,000	137
• Entravision Communications Corp., Class A 5,000	46
• Fox Entertainment Group, Inc., Class A 33,750	940
Gannett Co., Inc. 21,000	1,820

Security and Number of Shares	Value ($ x 1,000)
• Gaylord Entertainment Co. 2,625	82
• GC Cos., Inc. 500	—
Gray Television, Inc. 5,600	83
Gray Television, Inc., Class A 2,500	35
Harte-Hanks, Inc. 8,100	194
Hollinger International, Inc. 7,300	146
• Information Holdings, Inc. 2,200	55
• Insight Communications Co. 5,200	47
• Integrity Media, Inc. 2,000	13
• InterActiveCorp 52,117	1,661
John Wiley & Sons, Class A 3,800	116
Journal Communications, Inc. 5,000	88
• Journal Register Co. 3,200	63
Knight-Ridder, Inc. 5,700	441
Lee Enterprises, Inc. 2,500	119
• Lifeline Systems, Inc. 4,600	91
• Lin TV Corp., Class A 3,300	74
• Lynch Interactive Corp. 900	27
• Martha Stewart Living Omnimedia, Class A 3,900	40
McClatchy Co., Class A 7,200	511
The McGraw-Hill Cos., Inc. 17,300	1,364
Media General, Inc., Class A 2,000	144
• Mediacom Communications Corp. 7,600	55
Meredith Corp. 6,000	306
• Merrimac Industries, Inc. 600	5
• Metro-Goldwyn-Mayer, Inc. 13,134	276
• Moscow CableCom Corp. 1,400	11
• Network Equipment Technologies, Inc. 5,000	43
New York Times Co., Class A 13,200	605
• Nexstar Broadcasting Group, Inc. 4,500	55
• PanAmSat Corp. 15,400	355
• Playboy Enterprises, Inc., Class B 4,500	59
Pulitzer, Inc. 3,000	152
• Quipp, Inc. 900	14
R.R. Donnelley & Sons Co. 17,000	500
• Radio One, Inc., Class A 9,500	181
▶• Radio Unica Communications Corp. 300	—
The Reader's Digest Association, Inc., Class A 7,300	105
Regal Entertainment Group, Class A 4,200	92

Security and Number of Shares	Value ($ x 1,000)
• Saga Communications, Inc., Class A 3,750	71
• Salem Communications Corp., Class A 900	27
• Scholastic Corp. 2,200	62
• Sinclair Broadcast Group, Inc., Class A 4,800	59
• The Source Interlink Cos., Inc. 5,000	54
• The Sportsman's Guide, Inc. 5,000	102
Thomas Nelson, Inc. 3,300	86
• Time Warner, Inc. 368,252	6,194
• Tivo, Inc. 4,500	32
Tribune Co. 26,900	1,288
• Univision Communications, Inc., Class A 25,510	864
• Valassis Communications, Inc. 5,900	182
• Valuevision Media, Inc., Class A 1,400	20
Viacom, Inc., Class B 141,512	5,469
The Walt Disney Co. 164,650	3,792
Washington Post, Class B 600	552
• Westwood One, Inc. 7,200	213
• XM Satellite Radio Holdings, Inc., Class A 15,300	367
	42,701

Miscellaneous 0.6%

Security and Number of Shares	Value ($ x 1,000)
3M Co. 65,000	5,621
◗• ANC Rental Corp. 3,037	—
• AT&T Latin America Corp., Class A 2,100	—
◗• Breakaway Solutions, Inc. 1,400	—
• Coinstar, Inc. 5,200	90
• The Geo Group, Inc. 3,800	89
• i2 Technologies, Inc. 15,300	17
◗• Jupiter Media Metrix, Inc. 1,673	—
• NetFlix, Inc. 6,000	152
• Nucentrix Broadband Networks, Inc. 2,100	5
◗• Scient, Inc. 624	—
	5,974

Miscellaneous Finance 8.1%

Security and Number of Shares	Value ($ x 1,000)
1st Source Corp. 1,571	39
• A.B. Watley Group, Inc. 1,300	—
A.G. Edwards, Inc. 5,900	216
• Accredited Home Lenders Holding Co. 2,500	73
◗• Actrade Financial Technologies Ltd. 1,000	—
Advanta Corp., Class A 7,400	119
• Affiliated Managers Group, Inc. 1,800	88
Alliance Capital Management Holding L.P. 5,200	173
Allied Capital Corp. 11,015	261
Amcore Financial, Inc. 1,200	34
American Capital Strategies Ltd. 5,100	134
American Express Co. 105,150	5,147
• AmeriCredit Corp. 12,300	199
• Ameritrade Holding Corp. 34,300	420
Asta Funding, Inc. 2,000	32
Astoria Financial Corp. 7,000	241
Bank of the Ozarks, Inc. 2,800	67
• Bankunited Financial Corp., Class A 2,200	58
Banner Corp. 1,200	31
• Bay View Capital Corp. 5,061	11
The Bear Stearns Cos., Inc. 13,620	1,092
• Berkshire Hathaway, Inc., Class A 96	8,965
Berkshire Hills Bancorp, Inc. 1,400	47
Blackrock, Inc. 400	25
• Boca Resorts, Inc., Class A 4,300	75
• BOK Financial Corp. 3,437	134
• BP Prudhoe Bay Royalty Trust 2,200	62
Camco Financial Corp. 700	10
• Capital Corp. of the West 1,050	39
Capital One Financial Corp. 17,600	1,153
Cash America International, Inc. 2,500	53
Cathay Bancorp., Inc. 1,600	104
Central Pacific Financial Co. 900	23
▮ The Charles Schwab Corp. 108,620	1,118
Charter Financial Corp. 900	32
Charter Municipal Mortgage Acceptance Co. 3,900	76
Charter One Financial, Inc. 17,625	588
Chesterfield Financial Corp. 1,500	42
Chicago Mercantile Exchange 1,800	211
CIT Group, Inc. 16,100	553
▲❺ Citigroup, Inc. 417,436	20,075
Citizens First Bancorp, Inc. 700	16

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Coastal Bancorp, Inc. 800	33
Coastal Financial Corp. 2,509	37
• The Commercial Capital Bancorp, Inc. 3,333	59
Commercial Federal Corp. 2,300	59
• CompuCredit Corp. 4,400	73
• Corrections Corp. of America 3,828	140
Countrywide Financial Corp. 25,800	1,530
• Cross Timbers Royalty Trust 1,500	42
CVB Financial Corp. 3,382	69
Downey Financial Corp. 2,000	97
• DVI, Inc. 1,200	–
• E•TRADE Group, Inc. 30,035	341
East-West Bancorp, Inc. 1,300	73
Eaton Vance Corp. 5,800	212
• eSpeed, Inc., Class A 3,300	58
Fannie Mae 77,900	5,353
Federated Investors, Inc., Class B 9,950	293
Fidelity Bankshares, Inc. 1,933	64
• Financial Federal Corp. 3,300	103
Financial Industries Corp. 700	8
First Financial Corp. 600	18
First Financial Holdings, Inc. 1,400	40
First Indiana Corp. 1,375	25
First Place Financial Corp. 2,900	48
First Sentinel Bancorp., Inc. 2,300	47
Flagstar Bancorp., Inc. 4,500	92
Flushing Financial Corp. 3,300	57
Franklin Resources, Inc. 20,600	1,130
Freddie Mac 55,500	3,241
Gabelli Asset Management, Inc., Class A 700	28
Glacier Bancorp, Inc. 3,050	94
Golden West Financial Corp. 11,900	1,251
Goldman Sachs Group, Inc. 38,900	3,764
• Golf Trust of America, Inc. L.P. 2,400	6
GreenPoint Financial Corp. 12,150	474
• Hawthorne Financial Corp. 1,050	35
Heritage Financial Corp. 700	14
Hudson River Bancorp 3,200	58
• Hugoton Royalty Trust 3,300	72
IBERIABANK Corp. 700	40
Independence Community Bank Corp. 6,600	240
Independent Bank Corp. Michigan 1,636	41
IndyMac Bancorp, Inc. 3,400	109
• Instinet Group, Inc. 1,200	8
International Bancshares Corp. 1,877	100
Interpool, Inc. 1,200	20
• Investment Technology Group, Inc. 4,750	68
Investors Financial Services Corp. 5,500	214
• ITLA Capital Corp. 700	30
Janus Capital Group, Inc. 19,200	292
Jefferies Group, Inc. 4,100	140
• Knight Trading Group, Inc. 9,700	113
• La Quinta Corp. 13,000	93
• LabOne, Inc. 2,100	62
LaBranche & Co., Inc. 2,400	23
Legg Mason, Inc. 4,200	387
Lehman Brothers Holdings, Inc. 21,372	1,569
Leucadia National Corp. 5,136	253
• Local Financial Corp. 2,000	44
• Mail-Well, Inc. 1,300	5
MB Financial, Inc. 1,800	63
MBNA Corp. 102,650	2,503
MCG Capital Corp. 4,700	76
McGrath RentCorp 800	25
• Meritage Corp. 1,000	68
Merrill Lynch & Co., Inc. 77,300	4,192
Metris Cos., Inc. 3,000	21
• MicroFinancial, Inc. 1,900	6
The Midland Co. 1,800	48
Moody's Corp. 13,300	858
Morgan Stanley 87,800	4,512
MutualFirst Financial, Inc. 2,000	46
• National Financial Partners Corp. 2,500	78
• National Western Life Insurance Co., Class A 300	44
New Century Financial Corp. 3,600	153
New York Community Bancorp, Inc. 22,697	569
• NextCard, Inc. 2,600	–
• North American Scientific, Inc. 700	6
Northrim BanCorp, Inc. 2,500	54

Security and Number of Shares		Value ($ x 1,000)
Northway Financial, Inc.	200	7
Northwest Bancorp, Inc.	5,000	103
Nuveen Investments, Inc., Class A	6,300	161
Oak Hill Financial, Inc.	1,000	32
•Ocwen Financial Corp.	5,920	64
PAB Bankshares, Inc.	700	9
Pacific Capital Bancorp.	2,133	78
Partners Trust Financial Group, Inc.	1,700	46
The Peoples Holding Co.	750	24
•Piper Jaffray Cos.	1,450	70
PMC Commercial Trust	1,500	20
•Portfolio Recovery Associates, Inc.	2,000	53
Provident Financial Holdings	750	18
•Providian Financial Corp.	23,900	290
R&G Financial Corp., Class B	2,550	79
Raymond James Financial, Inc.	6,900	173
Resource America, Inc., Class A	2,000	39
Santander BanCorp	4,260	128
•Saxon Capital, Inc.	3,500	76
Seacoast Financial Services Corp.	1,973	64
SEI Investments Co.	9,700	286
•Siebert Financial Corp.	2,900	14
SLM Corp.	37,300	1,429
Southern Financial Bancorp, Inc.	253	11
Sovereign Bancorp., Inc.	25,936	518
State Financial Services Corp., Class A	2,000	59
Student Loan Corp.	1,700	241
SWS Group, Inc.	1,141	19
T. Rowe Price Group, Inc.	10,700	549
•Tarragon Realty Investors, Inc.	2,948	41
TF Financial Corp.	700	21
United Community Banks, Inc.	3,750	90
•UnitedGlobalCom, Inc., Class A	31,000	232
Value Line, Inc.	300	19
W Holding Co., Inc.	7,803	133
W.P. Carey & Co. LLC	4,100	111
Waddell & Reed Financial, Inc., Class A	7,250	161
Washington Federal, Inc.	7,220	169
Washington Mutual, Inc.	73,578	2,898

Security and Number of Shares		Value ($ x 1,000)
Waypoint Financial Corp.	4,151	107
Webster Financial Corp.	3,012	131
•Wellsford Real Properties, Inc.	1,400	26
Wesco Financial Corp.	200	79
Westwood Holdings Group, Inc.	285	5
•WFS Financial, Inc.	4,100	183
White Mountains Insurance Group, Inc.	200	103
Willow Grove Bancorp, Inc.	1,596	26
•World Acceptance Corp.	2,500	38
		87,380

Non-Durables & Entertainment 1.4%

Security and Number of Shares		Value ($ x 1,000)
•The 3DO Co.	262	–
•A.T. Cross Co., Class A	2,400	14
Action Performance Cos., Inc.	1,100	17
•Activision, Inc.	11,175	168
•AFC Enterprises, Inc.	1,000	22
•American Greetings Corp., Class A	8,500	174
Applebee's International, Inc.	5,275	205
Bob Evans Farms, Inc.	2,200	67
Boyd Gaming Corp.	5,300	125
•Boyds Collection Ltd.	2,200	6
•Brinker International, Inc.	6,900	265
•Buca, Inc.	1,100	7
CBRL Group, Inc.	3,300	124
•CEC Entertainment, Inc.	2,025	69
•Centillium Communications, Inc.	1,000	4
•Championship Auto Racing Teams, Inc.	1,000	–
•The Cheesecake Factory	1,925	82
Churchill Downs, Inc.	900	33
•CKE Restaurants, Inc.	1,800	19
Darden Restaurants, Inc.	13,300	301
•Dave and Buster's, Inc.	1,700	32
•Department 56, Inc.	3,300	53
Dover Motorsports, Inc.	1,400	6
•Drew Industries, Inc.	2,500	93
•Electronic Arts, Inc.	25,200	1,276
•Electronics Boutique Holdings Corp.	1,300	35
•Enesco Group, Inc.	1,100	14

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Equity Marketing, Inc. 500	7
The First Years, Inc. 4,000	68
Fortune Brands, Inc. 17,700	1,350
• Fossil, Inc. 2,962	73
• Handleman Co. 6,600	149
Hasbro, Inc. 14,500	274
• Hibbet Sporting Goods, Inc. 2,362	57
• Hollywood Media Corp. 1,100	4
IHOP Corp. 500	19
International Game Technology 29,100	1,098
International Speedway Corp., Class A 3,245	137
• Isle of Capri Casinos, Inc. 9,400	197
• Jack in the Box, Inc. 1,700	46
• Krispy Kreme Doughnuts, Inc. 2,100	68
Lancaster Colony Corp. 3,400	140
Landry's Restaurants, Inc. 1,800	60
Lone Star Steakhouse & Saloon, Inc. 4,400	135
• Luby's, Inc. 1,400	7
• Marvel Enterprises, Inc. 11,700	222
Mattel, Inc. 34,300	582
McDonald's Corp. 100,800	2,745
• Midway Games, Inc. 2,100	17
Movado Group, Inc. 3,700	111
• O'Charleys, Inc. 400	8
Oneida Ltd. 700	1
Outback Steakhouse, Inc. 7,000	308
• P.F. Chang's China Bistro, Inc. 800	39
• Panera Bread Co., Class A 800	33
• Papa John's International, Inc. 1,700	57
• Peco II, Inc. 1,200	1
• Penn National Gaming, Inc. 4,900	144
• Rare Hospitality International Inc. 825	23
• RC2 Corp. 2,200	60
Regis Corp. 3,900	169
Riviana Foods, Inc. 1,200	30
Ruby Tuesday, Inc. 3,100	93
Russ Berrie & Co., Inc. 1,000	29
• Ryan's Family Steak Houses, Inc. 2,250	41
• SCP Pool Corp. 3,775	152
• Service Corp. International 24,100	178

Security and Number of Shares	Value ($ x 1,000)
• Smith & Wollensky Restaurant Group, Inc. 900	6
• Sonic Corp. 1,875	60
• Sotheby's Holdings, Inc., Class A 2,938	38
• Starbucks Corp. 31,300	1,216
• The Steak N Shake Co. 1,580	30
• Stewart Enterprises, Inc., Class A 7,200	53
• Take-Two Interactive Software, Inc. 8,000	231
The Topps Co., Inc. 1,700	15
• Trans World Entertainment Corp. 1,500	16
Triarc Cos., Class B 4,400	46
Tupperware Corp. 4,800	90
Wendy's International, Inc. 10,300	402
World Wrestling Entertainment, Inc. 900	12
• Yum! Brands, Inc. 24,000	931
	15,289

Non-Ferrous Metals 0.4%

Security and Number of Shares	Value ($ x 1,000)
• A.M. Castle & Co. 1,500	14
Alcoa, Inc. 70,464	2,167
• Brush Engineered Materials, Inc. 3,600	58
• Century Aluminum Co. 3,100	61
Commercial Metals Co. 3,500	92
Commonwealth Industries, Inc. 1,300	10
• Encore Wire Corp. 2,000	55
Engelhard Corp. 9,300	270
• Frankfort Tower Industries, Inc. 1,800	–
Freeport-McMoran Copper & Gold, Inc., Class B 16,000	488
• Imco Recycling, Inc. 2,400	21
• Kaiser Aluminum Corp. 2,000	–
Minerals Technologies, Inc. 3,100	182
• Mueller Industries, Inc. 1,700	57
• Phelps Dodge Corp. 7,330	483
Reliance Steel & Aluminum Co. 4,250	140
• RTI International Metals, Inc. 4,000	59
Southern Peru Copper Corp. 1,500	44
• Stillwater Mining Co. 1,133	15
• Titanium Metals Corp. 180	14
• Wolverine Tube, Inc. 1,000	12
	4,242

Security and Number of Shares	Value ($ x 1,000)
Oil: Domestic 1.4%	
Amerada Hess Corp. 6,400	455
Ashland, Inc. 7,000	335
•CAL Dive International, Inc. 1,500	41
Chesapeake Energy Corp. 13,600	187
•Comstock Resources, Inc. 4,500	92
ConocoPhillips 56,098	4,000
Consol Energy, Inc. 5,800	166
Crosstex Energy L.P. 2,000	52
Diamond Offshore Drilling, Inc. 9,300	210
•Enbridge Energy Management LLC 1,084	48
•Encore Acquisition Co. 1,500	45
•Energy Partners Ltd. 1,700	24
Frontier Oil Corp. 3,600	64
•Global Industries Ltd. 4,400	26
•Gulf Island Fabrication, Inc. 2,800	63
•Gulfmark Offshore, Inc. 1,600	24
•Harvest Natural Resources, Inc. 6,000	99
Holly Corp. 2,000	67
•Houston Exploration Co. 5,400	242
Kaneb Services LLC 1,466	40
Kerr-McGee Corp. 10,519	515
Magellan Midstream Partners 1,200	62
•Magnum Hunter Resources, Inc. 1,750	18
Marathon Oil Corp. 29,000	973
Markwest Energy Partners L.P. 500	19
•Meridian Resource Corp. 3,100	20
Murphy Oil Corp. 8,500	582
•Nabors Industries Ltd. 11,817	524
•National-Oilwell, Inc. 5,569	155
•Newfield Exploration Co. 3,700	195
•Nuevo Energy Co. 2,300	79
•OYO Geospace Corp. 300	5
Pacific Energy Partners L.P. 3,500	89
Patina Oil & Gas Corp. 6,250	174
•Patterson-UTI Energy, Inc. 6,600	239
•Pioneer Natural Resources Co. 10,900	357
•Plains Exploration & Production Co. 2,520	50
Pogo Producing Co. 6,300	311
•Premcor, Inc. 2,600	90
•Pride International, Inc. 10,200	172

Security and Number of Shares	Value ($ x 1,000)
•Quicksilver Resource, Inc. 1,400	61
•Remington Oil & Gas Corp. 3,900	85
•Spinnaker Exploration Co. 3,400	121
St. Mary Land & Exploration Co. 3,700	134
•Stone Energy Corp. 976	48
Sunoco Logistics Partners L.P. 2,000	66
Sunoco, Inc. 5,500	346
•Superior Energy Services, Inc. 4,900	51
•Syntroleum Corp. 4,000	26
TEPPCO Partners L.P. 4,000	150
•Tesoro Petroleum Corp. 4,800	97
•Transmontaigne, Inc. 1,600	8
•Transocean, Inc. 25,231	701
•Ultra Petroleum Corp. 6,500	213
•Universal Compression Holdings, Inc. 2,900	86
Unocal Corp. 20,007	721
Valero L.P. 1,600	78
•Varco International, Inc. 7,140	148
Vintage Petroleum, Inc. 10,500	158
•Westport Resources Corp. 5,725	196
XTO Energy, Inc. 19,457	519
	14,922
Oil: International 2.9%	
•ATP Oil & Gas Corp. 1,600	11
ChevronTexaco Corp. 86,817	7,944
▲❸ Exxon Mobil Corp. 531,816	22,629
GlobalSantaFe Corp. 19,155	505
	31,089
Optical & Photo 0.2%	
•APA Optics, Inc. 1,000	3
•August Technology Corp. 1,300	17
•BMC Industries, Inc. 2,100	—
•Corning, Inc. 107,507	1,186
CPI Corp. 400	6
•Drexler Technology Corp. 1,000	15
Eastman Kodak Co. 26,000	671
•Fischer Imaging Corp. 500	2
Imation Corp. 2,000	78
•Ingram Micro, Inc., Class A 13,400	160

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Lexar Media, Inc. 5,400	50
• Meade Instruments Corp. 800	3
• Photronics, Inc. 1,400	21
▸• Polaroid Corp. 3,800	–
• Robotic Vision Systems, Inc. 200	1
• StockerYale, Inc. 500	1
• Zomax, Inc. 2,000	8
• Zygo Corp. 500	5
	2,227

Paper & Forest Products 0.8%

Boise Cascade Corp. 6,400	216
Bowater, Inc. 2,300	96
• Buckeye Technologies, Inc. 1,200	13
Chesapeake Corp. 1,000	23
CSS Industries, Inc. 900	30
Deltic Timber Corp. 700	24
Georgia-Pacific Corp. 44,365	1,557
International Paper Co. 35,304	1,423
• Kadant, Inc. 1	–
Kimberly-Clark Corp. 40,639	2,660
• Louisiana-Pacific Corp. 4,800	113
MeadWestvaco Corp. 11,674	305
Packaging Corp. of America 6,000	132
Potlatch Corp. 13,400	508
Rayonier, Inc. 1,592	62
Rock-Tennessee Co., Class A 2,000	30
• Smurfit-Stone Container Corp. 10,900	187
Temple-Inland, Inc. 4,400	272
Wausau-Mosinee Paper Corp. 4,700	66
Weyerhaeuser Co. 16,750	992
	8,709

Producer Goods & Manufacturing 4.6%

• Aaon, Inc. 4,075	81
• Actuant Corp., Class A 2,840	97
• Advanced Energy Industries, Inc. 3,900	52
• Aeroflex, Inc. 5,400	68
• AGCO Corp. 3,762	72
Alamo Group, Inc. 500	8
Albany International Corp., Class A 3,918	119

Security and Number of Shares	Value ($ x 1,000)
• American Standard Cos., Inc. 4,800	505
Ametek, Inc. 4,200	111
Applied Industrial Technologies, Inc. 2,900	76
Aptargroup, Inc. 2,200	86
• Astec Industries, Inc. 500	9
Avery Dennison Corp. 9,700	623
• AZZ, Inc. 700	11
Baldor Electric Co. 3,800	86
Barnes Group, Inc. 700	19
• BE Aerospace, Inc. 1,100	7
BHA Group Holdings, Inc. 1,500	48
• Blount International, Inc. 1,200	14
Blyth, Inc. 4,800	156
Briggs & Stratton Corp. 3,000	210
• Cantel Medical Corp. 2,381	39
• Capstone Turbine Corp. 2,600	7
Caterpillar, Inc. 28,700	2,231
CIRCOR International, Inc. 3,750	73
Clarcor, Inc. 1,700	75
Cognex Corp. 2,900	92
• Columbus McKinnon Corp. 2,400	15
Cooper Industries Ltd., Class A 7,200	395
• Cuno, Inc. 1,300	57
Curtiss-Wright Corp. 800	38
• CyberCare, Inc. 900	–
• Daisytek International Corp. 1,700	–
Deere & Co. 19,200	1,306
• DiamondCluster International, Inc., Class A 1,000	10
Dover Corp. 16,700	669
• DT Industries, Inc. 1,200	–
• Duratek, Inc. 4,000	52
Emerson Electric Co. 35,000	2,108
• Evergreen Solar, Inc. 1,000	3
• The Fairchild Corp., Class A 3,100	15
Fastenal Co. 6,600	362
Federal Signal Corp. 2,800	51
• Fisher Scientific International, Inc. 4,900	287
• Flowserve Corp. 3,900	83
• FMC Corp. 3,100	133
• Foster Wheeler Ltd. 2,500	3

Security and Number of Shares	Value ($ x 1,000)
Franklin Electric Co., Inc. 1,900	114
•Gardner Denver, Inc. 2,700	71
▲❶ General Electric Co. 826,066	24,741
The Gorman-Rupp Co. 2,300	60
Graco, Inc. 7,012	198
•GrafTech International Ltd. 2,100	19
Hardinge, Inc. 1,800	22
Harsco Corp. 3,100	135
Helix Technology Corp. 1,100	19
Herman Miller, Inc. 5,700	150
•Hexcel Corp. 2,000	17
HON Industries, Inc. 4,000	148
Honeywell International, Inc. 68,962	2,385
Hubbell, Inc., Class B 3,800	171
Hughes Supply, Inc. 1,300	73
•Ibis Technology Corp. 800	6
IDEX Corp. 2,100	99
Illinois Tool Works, Inc. 25,850	2,229
Ingersoll-Rand Co., Class A 13,700	884
•Ionics, Inc. 400	9
•Jacuzzi Brands, Inc. 2,000	17
•Jarden Corp. 1,650	61
JLG Industries, Inc. 1,800	27
Johnson Controls, Inc. 15,000	823
•Juno Lighting, Inc. 1,429	46
Kaydon Corp. 3,300	92
Kennametal, Inc. 4,000	173
Knape & Vogt Manufacturing Co. 2,200	29
•Kos Pharmaceuticals, Inc. 700	29
•Ladish Co., Inc. 1,300	12
Lawson Products, Inc. 2,000	70
Lennox International, Inc. 5,271	88
Libbey, Inc. 1,500	39
Lincoln Electric Holdings, Inc. 3,900	123
•Lone Star Technologies, Inc. 1,700	35
•Magnetek, Inc. 1,500	10
Manitowoc Co., Inc. 1,300	40
•Material Sciences Corp. 4,000	39
Matthews International Corp., Class A 1,900	58
•Maverick Tube Corp. 1,000	23

Security and Number of Shares	Value ($ x 1,000)
•Merix Corp. 3,700	58
•Micrel, Inc. 6,800	83
•Middleby Corp. 3,500	177
Milacron, Inc. 2,300	9
•Millipore Corp. 5,100	267
•Modtech Holdings, Inc. 1,000	7
•Moog, Inc., Class A 3,525	116
MSC Industrial Direct Co., Class A 4,300	123
NACCO Industries, Inc., Class A 1,300	111
•NATCO Group, Inc., Class A 1,200	9
NN, Inc. 1,800	21
Nordson Corp. 4,000	138
•Oceaneering International, Inc. 3,800	106
Pall Corp. 10,900	259
•Park-Ohio Holdings Corp. 2,600	29
Parker Hannifin Corp. 8,500	470
Penn Engineering & Manufacturing Corp. 1,000	17
Pentair, Inc. 3,500	209
•Plug Power, Inc. 2,248	17
•Possis Medical, Inc. 1,100	28
Precision Castparts Corp. 5,151	232
•Presstek, Inc. 1,100	12
Regal Beloit 3,200	64
•Research Frontiers, Inc. 800	8
Robbins & Myers, Inc. 1,400	31
Roper Industries, Inc. 1,500	73
•Safeguard Scientifics, Inc. 3,300	9
Sauer-Danfoss, Inc. 3,800	57
•Sequa Corp., Class A 2,800	137
•The Shaw Group, Inc. 2,000	24
Snap-On, Inc. 4,000	135
•SPX Corp. 8,610	382
Standex International Corp. 3,000	81
Steelcase, Inc., Class A 3,500	43
Stewart & Stevenson Services, Inc. 1,000	16
•Strattec Security Corp. 1,500	96
Tecumseh Products Co., Class A 3,200	124
Teleflex, Inc. 4,300	196
Tennant Co. 2,100	83
•Tenneco Automotive, Inc. 1,980	27

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Terex Corp. 3,700	122
The Timken Co. 7,300	161
Trinity Industries, Inc. 1,100	33
• Triumph Group, Inc. 1,200	39
• Ultratech Stepper, Inc. 1,300	21
Valhi, Inc. 8,600	105
Valmont Industries, Inc. 2,400	49
W.W. Grainger, Inc. 7,300	383
Watsco, Inc. 3,400	99
Watts Water Technologies, Inc., Class A 1,500	37
Woodward Governor Co. 500	31
X-Rite, Inc. 2,000	27
York International Corp. 3,800	149
	49,286

Railroad & Shipping 0.4%

Security and Number of Shares	Value ($ x 1,000)
Alexander & Baldwin, Inc. 5,600	177
Burlington Northern Santa Fe Corp. 30,300	991
CSX Corp. 17,100	526
Florida East Coast Industries, Class A 3,600	131
GATX Corp. 4,000	94
• General Maritime Corp. 3,000	60
• Greenbrier Cos., Inc. 1,600	27
• Kansas City Southern Railway 5,050	70
Maritrans, Inc. 2,500	38
Norfolk Southern Corp. 31,400	748
• OMI Corp. 6,500	65
Overseas Shipholding Group 3,700	121
• SCS Transportation, Inc. 4,100	94
Union Pacific Corp. 19,500	1,149
Wabtec Corp. 2,828	46
	4,337

Real Property 1.7%

Security and Number of Shares	Value ($ x 1,000)
• Alexander's, Inc. 700	109
Alexandria Real Estate Equities, Inc. 2,500	142
AMB Property Corp. 7,300	221
American Financial Realty Trust 3,500	52
American Home Mortgage	

Security and Number of Shares	Value ($ x 1,000)
Investment Corp. 2,000	47
American Land Lease, Inc. 1,700	33
American Mortgage Acceptance Co. 1,500	20
• American Real Estate Partners L.P. 3,800	64
• American Realty Investors, Inc. 1,037	8
• American Retirement Corp. 700	3
AMLI Residential Properties 1,000	25
Annaly Mortgage Management, Inc. 9,400	163
Anthracite Capital, Inc. 4,900	52
Anworth Mortgage Asset Corp. 1,000	12
Apartment Investment & Management Co., Class A 7,400	208
Archstone-Smith Trust 15,285	419
Arden Realty, Inc. 5,500	155
AvalonBay Communities, Inc. 6,100	303
• Avatar Holdings, Inc. 700	27
Bedford Property Investors, Inc. 2,900	79
Boston Properties, Inc. 7,400	348
Brandywine Realty Trust 3,000	76
BRE Properties, Class A 5,000	159
Burnham Pacific Properties, Inc. 2,400	–
Camden Property Trust 2,300	97
Capital Automotive Real Estate Investment Trust 3,300	93
Capstead Mortgage Corp. 2,240	29
CarrAmerica Realty Corp. 5,400	154
• Catellus Development Corp. 7,189	155
CBL & Associates Properties, Inc. 2,200	111
Centerpoint Properties Trust 1,800	130
Chelsea Property Group, Inc. 4,000	204
Colonial Properties Trust 2,500	88
Commercial Net Lease Realty 3,320	55
Cornerstone Realty Income Trust, Inc. 2,200	17
Corporate Office Properties Trust SBI 3,500	71
Correctional Properties Trust 1,600	42
Cousins Properties, Inc. 2,700	76
Crescent Real Estate Equity Co. 7,400	114
Developers Diversified Realty Corp. 7,612	249
Duke Realty Corp. 10,490	306
EastGroup Properties, Inc. 900	26

Security and Number of Shares	Value ($ x 1,000)	Security and Number of Shares	Value ($ x 1,000)
Entertainment Properties Trust 2,700	90	The Macerich Co. 5,200	218
Equity Inns, Inc. 2,700	22	Mack-Cali Realty Corp. 5,900	220
Equity Office Properties Trust 32,738	824	Maguire Properties, Inc. 3,000	68
Equity One, Inc. 6,600	108	Manufactured Home Communities, Inc. 3,000	94
Equity Residential 21,200	582	• Meristar Hospitality Corp. 2,200	13
Essex Property Trust, Inc. 2,600	158	MFA Mortgage Investments, Inc. 5,500	49
Federal Realty Investment Trust 5,200	193	Mid-America Apartment Communities, Inc. 2,500	81
• FelCor Lodging Trust, Inc. 5,700	57	The Mills Corp. 5,400	219
First Industrial Realty Trust 2,600	88	National Health Investors, Inc. 3,100	74
Forest City Enterprises, Inc., Class A 5,200	273	National Health Realty, Inc. 2,300	38
Gables Residential Trust 3,500	111	Nationwide Health Properties, Inc. 5,100	92
General Growth Properties, Inc. 18,600	504	New Plan Excel Realty Trust 8,500	191
Getty Realty Corp. 2,000	43	Novastar Financial, Inc. 2,000	65
Glenborough Realty Trust, Inc. 2,900	55	Omega Healthcare Investors, Inc. 2,784	26
Glimcher Realty Trust 3,800	80	Pan Pacific Retail Properties, Inc. 2,201	97
Health Care Property Investors, Inc. 10,648	254	Parkway Properties, Inc. 500	20
Health Care Real Estate Investment Trust, Inc. 2,700	86	Pennsylvania Real Estate Investment Trust 2,500	81
Healthcare Realty Trust, Inc. 2,400	86	Plum Creek Timber Co., Inc. 15,047	445
Heritage Property Investment Trust 4,000	102	Post Properties, Inc. 2,200	59
Highwoods Properties, Inc. 3,100	70	Prentiss Properties Trust 2,700	87
Home Properties, Inc. 2,500	93	• Price Legacy Corp. 60	1
• Homestore, Inc. 4,200	20	ProLogis 15,074	443
Hospitality Properties Trust 6,000	234	PS Business Parks, Inc. 3,000	114
• Host Marriott Corp. 25,400	302	Public Storage, Inc. 10,900	456
HRPT Properties Trust 13,500	129	RAIT Investment Trust 3,300	79
IMPAC Mortgage Holdings, Inc. 4,800	90	Ramco-Gershenson Properties 1,400	33
Innkeepers USA Trust 1,500	11	Realty Income Corp. 2,300	88
iStar Financial, Inc. 9,390	334	Reckson Associates Realty Corp. 5,300	126
• Jones Lang LaSalle, Inc. 2,300	54	Redwood Trust, Inc. 2,500	109
Keystone Property Trust 1,300	26	Regency Centers Corp. 5,700	216
Kilroy Realty Corp. 2,300	72	The Rouse Co. 7,900	342
Kimco Realty Corp. 9,350	400	Saul Centers, Inc. 2,100	53
Koger Equity, Inc. 2,700	57	Senior Housing Properties Trust 4,950	74
Kramont Realty Trust 1,400	22	▸• Shelbourne Properties I 500	5
LaSalle Hotel Properties 1,000	22	▸• Shelbourne Properties III 500	3
Lexington Corp. Properties Trust 3,000	55	Shurgard Storage Centers, Inc., Class A 3,000	100
Liberty Property Trust 8,300	303	Simon Property Group, Inc. 17,400	839
LNR Property Corp. 1,200	60	SL Green Realty Corp. 4,200	171
LTC Properties, Inc. 2,800	44		

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Sovran Self Storage, Inc. 800	27
The St. Joe Co. 5,300	208
Summit Properties, Inc. 3,300	75
Sun Communities, Inc. 3,000	105
Tanger Factory Outlet Centers 800	31
Taubman Centers, Inc. 4,100	80
Thornburg Mortgage, Inc. 5,300	137
The Town & Country Trust 1,000	23
•Trammell Crow Co. 2,800	38
Trizec Properties, Inc. 12,700	182
United Dominion Realty Trust, Inc. 9,400	169
Universal Health Realty Income 900	23
Urstadt Biddle Properties, Inc. 500	7
Urstadt Biddle Properties, Inc., Class A 1,000	14
US Restaurant Properties, Inc. 1,000	16
Ventas, Inc. 5,800	128
Vornado Realty Trust 10,500	530
Washington Real Estate Investment Trust 3,100	84
Weingarten Realty Investment 7,975	231
	18,453

Retail 6.2%

Security and Number of Shares	Value ($ x 1,000)
•1-800-Flowers.com, Inc., Class A 3,700	37
•99 Cents Only Stores 3,066	61
•A.C. Moore Arts & Crafts, Inc. 1,400	38
Aaron Rents, Inc. 2,500	72
•Abercrombie & Fitch Co., Class A 8,300	261
•Advance Auto Parts, Inc. 6,360	274
Albertson's, Inc. 30,468	712
•Alloy, Inc. 3,100	15
•Amazon.com, Inc. 33,700	1,465
•American Eagle Outfitters, Inc. 5,050	130
•AnnTaylor Stores Corp. 6,550	265
•Arden Group, Inc., Class A 600	44
•Asbury Automotive Group, Inc. 4,100	66
•Autonation, Inc. 21,600	368
•AutoZone, Inc. 8,900	779
•Barnes & Noble, Inc. 7,400	221
•Bed, Bath & Beyond, Inc. 23,700	880
Best Buy Co., Inc. 26,150	1,419

Security and Number of Shares	Value ($ x 1,000)
•Big Lots, Inc. 11,100	157
•BJ's Wholesale Club, Inc. 6,100	148
Blair Corp. 1,500	39
Borders Group, Inc. 9,000	216
•Brightpoint, Inc. 1,650	18
•Brookstone, Inc. 7,425	148
Burlington Coat Factory Warehouse Corp. 2,500	47
•Carmax, Inc. 3,923	102
Casey's General Stores, Inc. 5,100	84
The Cato Corp., Class A 1,200	24
•Central Garden & Pet Co. 1,600	62
•Charming Shoppes, Inc. 7,700	54
•Chico's FAS, Inc. 6,650	271
•The Children's Place Retail Stores, Inc. 1,800	47
Christopher & Banks Corp. 2,650	47
Circuit City Stores, Inc. 12,500	146
Claire's Stores, Inc. 16,000	326
•Coldwater Creek, Inc. 4,075	84
•Cole National Corp. 1,300	33
•Cost Plus, Inc. 700	25
•Costco Wholesale Corp. 36,100	1,352
CVS Corp. 31,000	1,198
DEB Shops, Inc. 1,600	37
Dillards, Inc., Class A 6,000	101
Dollar General Corp. 27,775	521
•Dollar Tree Stores, Inc. 8,650	233
•The Dress Barn, Inc. 5,500	92
•Duane Reade, Inc. 700	12
•Duckwall-ALCO Stores, Inc. 1,800	30
Family Dollar Stores, Inc. 7,700	247
Federated Department Stores, Inc. 22,400	1,098
•The Finish Line, Class A 1,800	60
Foot Locker, Inc. 14,100	338
•Footstar, Inc. 600	3
Fred's, Inc. 3,262	61
Friedman's, Inc., Class A 6,500	33
•GameStop Corp., Class A 500	9
The Gap, Inc. 71,400	1,572
•Genesco, Inc. 4,300	96

Security and Number of Shares	Value ($ x 1,000)
Goody's Family Clothing, Inc. 5,000	62
• Great Atlantic & Pacific Tea Co. 2,200	18
• Guitar Center, Inc. 1,700	71
• The Gymboree Corp. 3,100	55
Home Depot, Inc. 184,500	6,493
• HOT Topic, Inc. 6,300	140
• Insight Enterprises, Inc. 4,650	78
J.C. Penney Co., Inc. Holding Co. 22,600	765
• Jo-Ann Stores, Inc. 3,795	107
• Kirkland's, Inc. 1,000	18
• Kohl's Corp. 19,300	807
• Kroger Co. 55,800	976
Limited Brands, Inc. 42,144	870
• Linens 'N Things, Inc. 4,800	156
Longs Drug Stores Corp. 4,300	84
Lowe's Cos., Inc. 63,700	3,316
The May Department Stores Co. 24,000	739
• The Men's Wearhouse, Inc. 2,400	61
Michaels Stores, Inc. 4,900	245
• The Neiman Marcus Group, Inc., Class A 2,700	131
• Nobel Learning Communities, Inc. 500	3
Nordstrom, Inc. 10,300	367
• O'Reilly Automotive, Inc. 2,200	99
• Office Depot, Inc. 26,000	455
• Pacific Sunwear of California 9,975	214
• Party City Corp. 3,800	63
• Pathmark Stores, Inc. 3,900	33
• Payless Shoesource, Inc. 2,406	34
• PC Connection, Inc. 3,000	20
Pep Boys-Manny, Moe & Jack 2,500	69
• Petco Animal Supplies, Inc. 2,500	73
PETsMART, Inc. 7,600	211
Pier 1 Imports, Inc. 3,900	81
• Pricesmart, Inc. 200	1
RadioShack Corp. 14,100	434
• Rent-A-Center, Inc. 5,250	154
• Retail Ventures, Inc. 700	5
• Rite Aid Corp. 40,400	198
Ross Stores, Inc. 13,400	409
Ruddick Corp. 3,100	63
• Safeway, Inc. 33,400	767

Security and Number of Shares	Value ($ x 1,000)
• Saks, Inc. 16,900	243
• School Specialty, Inc. 1,600	57
Sears, Roebuck & Co. 21,200	849
• Shoe Carnival, Inc. 1,200	16
• ShopKo Stores, Inc. 8,900	118
Spiegel, Inc., Class A 5,000	–
• Staples, Inc. 41,200	1,061
Talbots, Inc. 5,700	199
Target Corp. 74,600	3,235
Tiffany & Co. 13,000	507
TJX Cos., Inc. 40,400	993
• Too, Inc. 1,742	31
• Toys 'R' Us, Inc. 18,300	283
• Tractor Supply Co. 4,000	156
• Tuesday Morning Corp. 2,500	74
Unifirst Corp. 3,900	115
• United Stationers, Inc. 2,900	110
• Urban Outfitters, Inc. 3,200	148
▲❻ Wal-Mart Stores, Inc. 349,100	19,899
Walgreen Co. 81,900	2,824
Weis Markets, Inc. 1,700	60
• West Marine, Inc. 1,100	32
• The Wet Seal, Inc., Class A 3,075	17
• Whitehall Jewellers, Inc. 1,800	16
Whole Foods Market, Inc. 6,100	488
• Williams-Sonoma, Inc. 9,200	299
• Winmark Corp. 1,200	33
Winn-Dixie Stores, Inc. 16,800	128
• Zale Corp. 1,260	70
	67,284

Steel 0.1%

Security and Number of Shares	Value ($ x 1,000)
• AK Steel Holding Corp. 4,027	19
Allegheny Technologies, Inc. 6,350	65
Ampco-Pittsburgh Corp. 2,800	36
Carpenter Technology Corp. 2,500	68
Gibraltar Steel Corp. 2,500	62
Intermet Corp. 4,100	17
• International Steel Group, Inc. 2,500	73
Nucor Corp. 5,500	327
Quanex Corp. 2,500	102
Roanoke Electric Steel Corp. 800	11

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Ryerson Tull, Inc. 1,600	19
Schnitzer Steel Industries, Inc., Class A 1,650	43
• Steel Dynamics, Inc. 4,200	101
Steel Technologies, Inc. 3,700	71
United States Steel Corp. 9,900	283
Worthington Industries, Inc. 7,200	130
	1,427
Telephone 3.3%	
Adtran, Inc. 7,000	172
• Alamosa Holdings, Inc. 8,000	58
• Alaska Communications Systems Group, Inc. 2,700	19
Alltel Corp. 23,935	1,205
Applied Signal Technology, Inc. 2,100	57
AT&T Corp. 63,947	1,097
• AT&T Wireless Services, Inc. 219,734	3,034
Atlantic Tele-Network, Inc. 1,300	41
• Avaya, Inc. 35,385	484
BellSouth Corp. 148,450	3,831
• Carrier Access Corp. 2,500	27
• Centennial Communications Corp. 8,000	48
CenturyTel, Inc. 10,500	303
• Cincinnati Bell, Inc. 18,568	73
• Citizens Communications Co. 22,400	292
• Commonwealth Telephone Enterprises, Inc. 9,400	392
• Computer Access Technology Corp. 800	4
• Copper Mountain Networks, Inc. 5,200	51
• Covad Communications Group, Inc. 7,000	14
• Crown Castle International Corp. 20,900	292
CT Communications, Inc. 4,500	56
◗• CTC Communications Group, Inc. 1,550	—
D&E Communications, Inc. 4,000	55
• Ditech Communications Corp. 4,100	59
• Equinix, Inc. 2,565	75
• Extreme Networks, Inc. 4,500	25
• Finisar Corp. 7,900	14
• Global Crossing Ltd. 2,500	18
• Goamerica, Inc. 1,800	—
Hickory Tech Corp. 6,100	65
• ID Systems, Inc. 3,000	27
• Inet Technologies, Inc. 4,700	46
Inter-Tel, Inc. 6,000	144
• Interdigital Communications Corp. 4,500	78
• ITC Deltacom, Inc. 1	—
• ITXC Corp. 1,600	4
• j2 Global Communications, Inc. 2,000	46
• Level 3 Communications, Inc. 53,000	150
• Liberty Media Corp., Class A 216,239	2,366
◗• McLeodUSA, Inc., Class A Escrow 21,892	—
• Net2Phone, Inc. 1,600	6
◗• Network Plus Corp. 2,000	—
• Nextel Communications, Inc., Class A 88,900	2,121
• Nextel Partners, Inc., Class A 12,700	169
North Pittsburgh Systems, Inc. 3,500	63
• Novatel Wireless, Inc. 160	2
• NTL, Inc. 6,000	341
NWH, Inc. 2,500	47
• Occam Networks, Inc. 1,900	—
◗• OmniSky Corp. 2,900	—
• Pegasus Communications Corp. 3,160	63
◗• PentaStar Communications, Inc. 600	—
• Price Communications Corp. 3,855	61
• Primus Telecommunications Group, Inc. 7,500	42
• Qwest Communications International, Inc. 118,337	476
• RCN Corp. 2,300	1
SBC Communications, Inc. 268,212	6,678
• Sonus Networks, Inc. 19,400	74
Sprint Corp. (FON Group) 114,250	2,044
Sunrise Telecom, Inc. 2,000	6
• Talk America Holdings, Inc. 5,000	45
Telephone & Data Systems, Inc. 4,300	284
• Time Warner Telecom, Inc., Class A 4,500	17
• Turnstone Systems, Inc. 1,600	—
• U.S. Cellular Corp. 6,100	209
◗• U.S. Wireless Corp. 400	—
• Ulticom, Inc. 4,800	45
• Utstarcom, Inc. 1,200	32
Verizon Communications, Inc. 224,286	8,464
Warwick Valley Telephone Co. 2,100	52
	36,064

 See financial notes.

Security and Number of Shares	Value ($ x 1,000)
Tobacco 1.0%	
Altria Group, Inc. 165,300	9,154
• M & F Worldwide Corp. 1,200	15
R.J. Reynolds Tobacco Holdings, Inc. 7,332	475
Schweitzer-Mauduit International, Inc. 5,800	180
Universal Corp. 1,800	90
UST, Inc. 12,700	473
Vector Group Ltd. 1,227	20
	10,407
Travel & Recreation 0.9%	
• Alliance Gaming Corp. 3,000	75
• Ambassadors Group, Inc. 1,700	40
• Amerco, Inc. 900	25
◗• American Classic Voyages Co. 900	—
• Ameristar Casinos, Inc. 1,700	54
• Argosy Gaming Co. 1,600	60
• Aztar Corp. 1,900	49
• Bally Total Fitness Holding Corp. 1,300	5
Brunswick Corp. 13,900	571
• Caesars Entertainment, Inc. 24,300	322
Callaway Golf Co. 5,600	95
Carnival Corp. 50,000	2,134
Cedar Fair L.P. 5,300	165
Central Parking Corp. 1,600	31
Choice Hotels International, Inc. 3,400	153
• Dick's Sporting Goods, Inc. 1,000	27
• Dollar Thrifty Automotive Group, Inc. 3,500	92
Dover Downs Gaming & Entertainment, Inc. 1,480	17
• Empire Resorts, Inc. 500	7
Extended Stay America, Inc. 8,800	171
Harrah's Entertainment, Inc. 9,900	527
Hilton Hotels Corp. 30,426	532
• Interstate Hotels & Resorts, Inc. 82	—
• K2, Inc. 1,700	25
• Laidlaw International, Inc. 8,200	114
• Lakes Entertainment, Inc. 900	20
Mandalay Resort Group 4,100	236
The Marcus Corp. 4,600	75
Marine Products Corp. 270	5
Marriott International, Inc., Class A 18,700	882
• MGM MIRAGE 12,300	563
• MTR Gaming Group, Inc. 2,300	20
• Multimedia Games, Inc. 1,500	33
• Navigant International, Inc. 4,300	81
• Prime Hospitality Corp. 4,300	43
• Rent-Way, Inc. 3,200	30
Royal Caribbean Cruises Ltd. 15,300	620
• Scientific Games Corp., Class A 6,500	117
• Shuffle Master, Inc. 1,875	61
• Six Flags, Inc. 7,500	56
Speedway Motorsports, Inc. 2,300	69
• The Sports Authority, Inc. 370	14
Starwood Hotels & Resorts Worldwide, Inc. 17,730	705
Station Casinos, Inc. 4,650	210
• Stellent, Inc. 1,100	8
• Vail Resorts, Inc. 3,800	59
• WMS Industries, Inc. 1,500	42
	9,240
Trucking & Freight 0.3%	
Arkansas Best Corp. 1,100	29
BancTrust Financial Group, Inc. 1,100	19
C.H. Robinson Worldwide, Inc. 7,500	308
CNF, Inc. 4,500	164
◗• Consolidated Freightways Corp. 2,700	—
Expeditors International Washington, Inc. 8,100	326
• Forward Air Corp. 3,600	120
Heartland Express, Inc. 4,471	110
• J.B. Hunt Transport Services, Inc. 6,500	206
• Knight Transportation, Inc. 1,800	46
• Landstar Systems, Inc. 7,600	342
• Old Dominion Freight Line 1,800	67
Overnite Corp. 2,500	60
Paccar, Inc. 14,100	796
• Pacer International, Inc. 2,800	53
Ryder Systems, Inc. 6,400	235
• Swift Transportation Co., Inc. 5,970	101
USF Corp. 1,300	43

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Wabash National Corp. 2,500	63
Werner Enterprises, Inc. 5,832	117
• Yellow Roadway Corp. 2,594	88
	3,293

Utilities: Electric & Gas 2.9%

Security and Number of Shares	Value ($ x 1,000)
• The AES Corp. 50,096	434
AGL Resources, Inc. 4,300	123
• Allegheny Energy, Inc. 8,000	110
Allete, Inc. 8,200	283
Alliant Energy Corp. 9,300	231
Ameren Corp. 15,100	660
American Electric Power Co., Inc. 31,320	953
American States Water Co. 950	22
Aqua America, Inc. 3,671	75
Atmos Energy Corp. 1,800	44
Avista Corp. 3,800	64
• BayCorp Holdings Ltd. 6	–
Black Hills Corp. 1,400	43
• Calpine Corp. 12,300	53
Cascade Natural Gas Corp. 3,500	72
Centerpoint Energy, Inc. 23,600	255
Central Vermont Public Service Corp. 2,700	54
CH Energy Group, Inc. 1,900	88
Cinergy Corp. 15,100	573
Cleco Corp. 3,400	61
• CMS Energy Corp. 5,000	42
Consolidated Edison, Inc. 17,000	701
Constellation Energy Group, Inc. 16,800	646
• Covanta Energy Corp. 2,100	–
• Distributed Energy Systems Corp. 1,400	5
Dominion Resources, Inc. 26,610	1,698
DPL, Inc. 11,452	202
DTE Energy Co. 13,801	539
Duke Energy Corp. 74,300	1,565
Duquesne Light Holdings, Inc. 6,100	114
Edison International 58,700	1,374
El Paso Corp. 51,387	360
• El Paso Electric Co. 2,800	40
Energen Corp. 2,600	108
Energy East Corp. 12,214	288
Entergy Corp. 18,200	994

Security and Number of Shares	Value ($ x 1,000)
Equitable Resources, Inc. 4,400	207
Exelon Corp. 27,237	1,823
FirstEnergy Corp. 25,717	1,006
Florida Public Utilites Co. 1,066	22
FPL Group, Inc. 14,700	935
Great Plains Energy, Inc. 9,000	281
Green Mountain Power Corp. 3,800	97
Hawaiian Electric Industries, Inc. 2,600	129
Idacorp, Inc. 4,200	125
KeySpan Corp. 13,400	484
Kinder Morgan, Inc. 10,700	644
The Laclede Group, Inc. 3,300	91
MDU Resources Group, Inc. 10,950	245
MGE Energy, Inc. 400	12
National Fuel Gas Co. 5,800	142
New Jersey Resources Corp. 1,650	63
• NewPower Holdings, Inc. 3,800	3
Nicor, Inc. 3,000	102
NiSource, Inc. 22,864	461
Northeast Utilities, Inc. 10,124	186
Northwest Natural Gas Co. 3,200	94
• NRG Energy, Inc. 6,500	141
NSTAR 3,867	187
NUI Corp. 2,500	42
OGE Energy Corp. 6,500	156
Oneok, Inc. 7,400	155
Otter Tail Corp. 1,100	29
Peoples Energy Corp. 3,200	134
Pepco Holdings, Inc. 5,000	95
• PG&E Corp. 34,900	960
Piedmont Natural Gas Co. 1,600	65
Pinnacle West Capital Corp. 6,800	266
PNM Resources, Inc. 2,000	58
PPL Corp. 15,000	643
Progress Energy, Inc. 18,659	798
Public Service Enterprise Group, Inc. 19,000	815
Puget Energy, Inc. 7,500	165
Questar Corp. 8,100	287
SCANA Corp. 7,905	272
Sempra Energy 19,175	609
• Sierra Pacific Resources 4,476	32

Security and Number of Shares	Value ($ x 1,000)
The Southern Co. 58,900	1,694
•Southern Union Co. 3,010	59
Southwest Gas Corp. 3,600	82
TECO Energy, Inc. 5,600	71
Texas Genco Holdings, Inc. 2,680	95
TXU Corp. 26,400	901
•U.S. Energy Systems, Inc. 600	1
UGI Corp. 5,100	161
UIL Holdings Corp. 6,200	280
Unisource Energy Corp. 4,600	112
Vectren Corp. 5,766	139
Westar Energy, Inc. 5,700	116
WGL Holdings, Inc. 3,000	85
Williams Cos., Inc. 42,360	436
Wisconsin Energy Corp. 8,400	264
WPS Resources Corp. 2,400	110
Xcel Energy, Inc. 31,695	530
	31,071

Preferred Stock
0.0% of net assets

Real Property 0.0%

Commercial Net Lease Realty 147	**4**

Warrants
0.0% of net assets

Air Transportation 0.0%

Timco Aviation Services expires 02/28/07 160	—

Business Machines & Software 0.0%

MicroStrategy, Inc. expires 06/24/04 57	—

Business Services 0.0%

Redback Networks, Inc. expires 01/02/11 81	—
Redback Networks, Inc. expires 01/02/11 85	1
	1

Security and Number of Shares	Value ($ x 1,000)
Electronics 0.0%	
⟩Pinnacle Holdings, Inc. expires 11/13/07 9	—
Healthcare / Drugs & Medicine 0.0%	
Magellan Health Services, Inc. expires 01/05/11 7	—
Non-Ferrous Metals 0.0%	
Metals USA, Inc. expires 10/31/07 97	—

Rights
0.0% of net assets

Business Machines & Software 0.0%

•Comdisco Holding Co. 4,700	**2**

Business Services 0.0%

⟩Cell Pathways, Inc. expires 06/12/08 1,600	—
•Information Resources, Inc. 2,500	7
	7

Telephone 0.0%

⟩•WilTel Communications, Inc. 4,800	—

Short-Term Investment
0.7% of net assets

Provident Institutional Temp Fund 7,865,111	**7,865**

Security Rate, Maturity Date	Face Amount ($ x 1,000)

U.S. Treasury Obligation
0.0% of net assets

▲U.S. Treasury Bill, 0.92%, 06/17/04	425	**425**

End of investments.

Portfolio Holdings continued

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 8.2% of net assets		
Commercial Paper & Other Corporate Obligations 4.4%		
American Express Credit Corp		
1.07%, 05/13/04	3,510	3,510
Bank of America		
1.05%, 09/20/04	1,382	1,382
Canadian Imperial Bank Corp.		
1.72%, 05/25/05	299	299
1.06%, 05/28/04	2,911	2,911
1.04%, 01/31/05	3,687	3,686
Concord Minutemen Capital Corp.		
1.04%, 05/20/04	1,860	1,859
Credit Lyonnais		
1.08%, 09/30/04	2,637	2,637
Crown Point Funding Corp.		
1.04%, 05/10/04	720	719
Fairway Finance Corp.		
1.04%, 05/13/04	153	153
Foreningssparbanken AB		
1.06%, 05/17/04	7,696	7,695
General Electric Capital Corp.		
1.06%, 05/10/04	3,709	3,711
Societe Generale		
1.14%, 05/03/04	5,061	5,060
Svenska Handelsbanken		
1.39%, 10/27/04	3,127	3,127
Westdeutsche Landesbank AG		
1.05%, 09/23/04	2,936	2,936
1.05%, 09/29/04	3,183	3,182
1.05%, 10/12/04	4,228	4,227
		47,094

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investment 0.6%		
Deutche Bank, Time Deposit		
1.04%, 05/03/04	6,473	**6,473**

Security and Number of Shares		
Other Investment Companies 3.2%		
Institutional Money Market Trust 34,972,366		**34,972**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at market value (including $84,157 of securities on loan)	$1,078,260
Collateral invested for securities on loan	88,539
Receivables:	
Fund shares sold	1,170
Interest	5
Dividends	1,090
Income from securities on loan	16
Prepaid expenses	+ 56
Total assets	**1,169,136**

The fund paid $1,053,929 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$130,616
Sales/maturities	$4,525

The fund's total security transactions with other SchwabFunds® during the period were $169.

Liabilities

Collateral invested for securities on loan	88,539
Payables:	
Fund shares redeemed	328
Investments bought	1,984
Due to brokers for futures	56
Investment adviser and administrator fees	16
Transfer agent and shareholder service fees	10
Accrued expenses	+ 86
Total liabilities	**91,019**

These derive from investments and futures. As of the report date, the fund had nine open S&P 500 futures contracts due to expire on June 18, 2004, with an aggregate contract value of $2,489 and net unrealized losses of $24 and thirteen open Russell 2000 futures due to expire on June 23, 2004 with an aggregate contract value of $3,639 and net unrealized losses of $71.

Net Assets

Total assets	1,169,136
Total liabilities	− 91,019
Net assets	**$1,078,117**

Net Assets by Source

Capital received from investors	1,071,820
Net investment income not yet distributed	3,510
Net realized capital losses	(21,449)
Net unrealized capital gains	24,236

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$563,884		30,620		$18.42
Select Shares	$514,233		27,873		$18.45

Federal Tax Data

Portfolio cost	$1,055,473
Net unrealized gains and losses:	
Gains	$188,045
Losses	+ (165,258)
	$22,787

As of October 31, 2003:

Undistributed earnings:	
Ordinary income	$7,180
Long-term capital gains	$−
Unused capital losses:	
Expires 10/31 of:	Loss amount
2007	$18
2008	3,413
2009	2,000
2010	11,486
2011	+ 4,577
	$21,494

See financial notes. 123

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Investment Income		
Dividends		$8,003
Interest		30
Securities on loan	+	97
Total investment income		**8,130**
Net Realized Gains and Losses		
Net realized gains on investments sold		634
Net realized gains on futures contracts	+	495
Net realized gains		**1,129**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		51,772
Net unrealized losses on futures contracts	+	(281)
Net unrealized gains		**51,491**
Expenses		
Investment adviser and administrator fees		1,327
Transfer agent and shareholder service fees:		
Investor Shares		663
Select Shares		247
Trustees' fees		6
Custodian fees		41
Portfolio accounting fees		77
Professional fees		20
Registration fees		43
Shareholder reports		56
Interest expense		1
Other expenses	+	15
Total expenses		2,496
Expense reduction	–	48
Net expenses		**2,448**
Increase in Net Assets from Operations		
Total investment income		8,130
Net expenses	–	2,448
Net investment income		**5,682**
Net realized gains		1,129
Net unrealized gains	+	51,491
Increase in net assets from operations		**$58,302**

Unless stated, all numbers x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $3 from the investment adviser (CSIM) and $45 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.58
Select Shares	0.39

This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $52,620

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income	$5,682	$8,702
Net realized gains or losses	1,129	(5,294)
Net unrealized gains	+ 51,491	155,552
Increase in net assets from operations	**58,302**	**158,960**

Distributions Paid

Dividends from net investment income		
Investor Shares	4,835	3,195
Select Shares	+ 4,522	3,512
Total dividends from net investment income	**$9,357**	**$6,707**

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary Income	$6,707
Long-term capital gains	$–

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	6,433	$119,062	12,774	$194,287
Select Shares	+ 5,826	106,725	11,399	172,567
Total shares sold	**12,259**	**$225,787**	**24,173**	**$366,854**
Shares Reinvested				
Investor Shares	237	$4,213	209	$2,984
Select Shares	+ 222	3,956	203	2,911
Total shares reinvested	**459**	**$8,169**	**412**	**$5,895**
Shares Redeemed				
Investor Shares	(2,913)	($53,895)	(4,461)	($68,649)
Select Shares	+ (2,670)	(49,477)	(5,507)	(85,326)
Total shares redeemed	**(5,583)**	**($103,372)**	**(9,968)**	**($153,975)**
Net transactions in fund shares	**7,135**	**$130,584**	**14,617**	**$218,774**

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:
Investor Shares	$44
Select Shares	+ 25
Total	**$69**

Prior period:
Investor Shares	$76
Select Shares	+ 173
Total	**$249**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	51,358	$898,588	36,741	$527,561
Total increase	+ 7,135	179,529	14,617	371,027
End of period	**58,493**	**$1,078,117**	**51,358**	**$898,588**

Includes distributable net investment income in the amount of $3,510 and $7,185 at the end of the current period and prior period, respectively.

Schwab International Index Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/03– 4/30/04*	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	12.74	10.47	12.22	17.13	17.93	14.21
Income or loss from investment operations:						
Net investment income	0.11	0.23	0.21	0.15	0.20	0.19
Net realized and unrealized gains or losses	1.35	2.25	(1.82)	(4.81)	(0.85)	3.66
Total income or loss from investment operations	1.46	2.48	(1.61)	(4.66)	(0.65)	3.85
Less distributions:						
Dividends from net investment income	(0.23)	(0.21)	(0.14)	(0.25)	(0.15)	(0.13)
Net asset value at end of period	13.97	12.74	10.47	12.22	17.13	17.93
Total return (%)	11.61[1]	24.24	(13.34)	(27.58)	(3.69)	27.31
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.69[2]	0.65	0.58	0.58	0.59[3]	0.58
Gross operating expenses	0.72[2]	0.74	0.76	0.75	0.82	0.99
Net investment income	1.64[2]	2.01	1.70	1.14	1.60	1.24
Portfolio turnover rate	1[1]	7	13	18	16	5
Net assets, end of period ($ x 1,000,000)	541	494	443	519	637	447

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.58% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	12.75	10.47	12.23	17.14	17.96	14.23
Income or loss from investment operations:						
Net investment income	0.12	0.25	0.21	0.16	0.27	0.18
Net realized and unrealized gains or losses	1.35	2.26	(1.82)	(4.80)	(0.91)	3.70
Total income or loss from investment operations	1.47	2.51	(1.61)	(4.64)	(0.64)	3.88
Less distributions:						
Dividends from net investment income	(0.25)	(0.23)	(0.15)	(0.27)	(0.18)	(0.15)
Net asset value at end of period	13.97	12.75	10.47	12.23	17.14	17.96
Total return (%)	11.68[1]	24.50	(13.31)	(27.45)	(3.65)	27.49
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.50[2]	0.49	0.47	0.47	0.48[3]	0.47
Gross operating expenses	0.57[2]	0.59	0.61	0.60	0.67	0.86
Net investment income	1.83[2]	2.19	1.81	1.25	1.71	1.57
Portfolio turnover rate	1[1]	7	13	18	16	5
Net assets, end of period ($ x 1,000,000)	680	629	536	616	700	449

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.47% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by country and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

◆ American Depositary Receipt

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.1% Foreign Common Stock	1,037,463	1,208,745
0.4% Foreign Preferred Stock	2,719	4,456
0.0% Warrants	724	635
0.0% Rights	—	20
99.5% Total Investments	1,040,906	1,213,856
16.4% Collateral Invested for Securities on Loan	199,784	199,784
(15.9)% Other Assets and Liabilities, Net		(193,440)
100.0% Total Net Assets		1,220,200

Security and Number of Shares	Value ($ x 1,000)

Foreign Common Stock 99.1% of net assets

Australia 3.9%

Security and Number of Shares	Value ($ x 1,000)
Amcor Ltd. 170,097	853
AMP Ltd. 250,773	1,045
Australia & New Zealand Banking Group Ltd. 358,594	4,809
BHP Billiton Ltd. 727,139	6,023
Coles Myer Ltd. 218,165	1,319
Commonwealth Bank of Australia 245,112	5,532
Foster's Group Ltd. 374,154	1,321
Insurance Australia Group Ltd. 337,549	1,185
Macquarie Bank Ltd. 41,612	1,041
Macquarie Infrastructure Group 386,221	767
National Australia Bank Ltd. 296,328	6,307
•News Corp. Ltd. 292,452	2,697

Security and Number of Shares	Value ($ x 1,000)
QBE Insurance Group Ltd. 125,449	1,056
Rio Tinto Ltd. 60,818	1,429
Suncorp-Metway Ltd. 107,619	1,041
Telstra Corp. Ltd. 416,897	1,439
Wesfarmers Ltd. 80,774	1,667
Westpac Banking Corp. 346,721	4,375
Woodside Petroleum Ltd. 101,251	1,209
Woolworths Ltd. 202,146	1,723
	46,838

Belgium 0.8%

Security and Number of Shares	Value ($ x 1,000)
Dexia 121,918	2,005
Electrabel SA 6,048	1,986
Fortis 201,153	4,379
Solvay SA 12,932	1,084
	9,454

Canada 5.2%

Security and Number of Shares	Value ($ x 1,000)
Alcan, Inc. 62,405	2,501
Bank of Montreal 99,813	3,767
Bank of Nova Scotia 198,704	5,079
Barrick Gold Corp. 99,691	1,894
BCE, Inc. 65,656	1,317
•Biovail Corp. 27,400	520
Bombardier, Inc., Class B 279,400	1,227
Brascan Corp. 31,900	1,079
Canadian Imperial Bank of Commerce 71,216	3,479
Canadian National Railway Co. 58,674	2,206
Canadian Natural Resources Ltd. 25,900	1,420
Canadian Pacific Railway Ltd. 32,300	716
Enbridge, Inc. 33,700	1,229
EnCana Corp. 91,017	3,561
George Weston Ltd. 11,500	767
Imperial Oil Ltd. 24,010	1,050
•Inco Ltd. 37,300	1,064
Loblaw Cos. Ltd. 21,098	901
Magna International, Inc., Class A 16,447	1,301
Manulife Financial Corp. 91,650	3,379
National Bank of Canada 36,900	1,194
•Nortel Networks Corp. 784,900	2,962
Petro-Canada 43,200	1,904
Placer Dome, Inc. 83,200	1,150

Security and Number of Shares	Value ($ x 1,000)
Power Corp. of Canada 29,502	1,164
Power Financial Corp. 26,300	1,067
Royal Bank of Canada 127,717	5,660
Sun Life Financial Services of Canada, Inc. 122,164	3,229
Suncor Energy, Inc. 81,600	1,940
Talisman Energy, Inc. 25,625	1,453
Thomson Corp. 40,000	1,270
TransCanada Corp. 94,561	1,867
	63,317

Denmark 0.6%

AP Moller-Maersk A/S 224	1,411
Danske Bank A/S 103,537	2,327
Novo-Nordisk A/S, Class B 50,724	2,410
TDC A/S 23,628	803
	6,951

France 10.9%

Accor SA 37,106	1,562
Air Liquide SA 19,987	3,500
•Alcatel SA, Class A 245,737	3,662
Arcelor SA 74,513	1,238
Aventis SA 134,970	10,282
AXA 281,489	5,929
BNP Paribas 157,814	9,478
Bouygues 42,044	1,436
•Cap Gemini SA 21,739	769
Carrefour SA 112,519	5,221
Cie Generale D'Optique Essilor International SA 19,882	1,163
Compagnie de Saint-Gobain 60,643	3,062
Credit Agricole SA 67,809	1,673
European Aeronautic Defense & Space Co. 61,447	1,554
•France Telecom SA 209,724	5,061
Groupe Danone 24,586	4,120
L'oreal 66,705	5,030
Lafarge SA 33,456	2,787
Lagardere S.C.A. 24,730	1,490
LVMH Moet-Hennessy Louis Vuitton SA 44,980	3,170
Michelin (C.G.D.E.), Class B 28,839	1,350
Pernod-Ricard 11,468	1,448

Security and Number of Shares	Value ($ x 1,000)
Peugeot SA 37,097	1,993
Pinault-Printemps-Redoute SA 12,173	1,256
Renault SA 34,255	2,556
Sanofi-Synthelabo SA 73,956	4,699
Schneider Electric SA 40,373	2,720
•Societe Generale, Class A 65,700	5,474
•Societe Television Francaise 1 26,048	805
•STMicroelectronics NV 117,296	2,586
Suez SA 155,587	3,118
•❺ Total Fina Elf SA 126,170	23,337
Veolia Environnement 52,576	1,398
Vinci SA 13,931	1,356
•Vivendi Universal SA 177,845	4,475
◆Vivendi Universal SA 54,392	1,345
	132,103

Germany 7.1%

Adidas-Salomon AG 9,200	1,063
Allianz AG 54,188	5,750
Altana AG 12,100	770
BASF AG 108,135	5,579
Bayer AG 128,045	3,489
•Bayerische Hypo-und Vereinsbank AG 66,874	1,161
Commerzbank AG 88,400	1,524
DaimlerChrysler AG 168,370	7,547
Deutsche Bank AG 103,176	8,503
Deutsche Boerse AG 19,400	1,067
Deutsche Post AG 75,227	1,658
•Deutsche Telekom AG 487,262	8,411
E.ON AG 118,150	7,832
•Infineon Technologies AG 75,100	962
Linde AG 14,312	783
Metro AG 29,214	1,295
Muenchener Rueckversicherungs AG 30,394	3,287
RWE AG 69,676	3,024
SAP AG 40,624	6,160
Schering AG 33,246	1,748
Siemens AG 157,090	11,346
ThyssenKrupp AG 63,966	1,110
Volkswagen AG 46,293	2,039
	86,108

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Hong Kong / China 1.2%	
Cheung Kong Holdings Ltd. 299,000	2,291
CLP Holdings Ltd. 387,080	2,060
Hang Seng Bank Ltd. 154,700	1,964
Hong Kong & China Gas Co. 718,400	1,234
HongKong Electric Holdings 277,756	1,221
Hutchison Whampoa Ltd. 413,800	2,785
Sun Hung Kai Properties Ltd. 265,694	2,282
Swire Pacific Ltd., Class A 190,000	1,242
	15,079
Italy 3.2%	
Alleanza Assicurazioni SPA 100,995	1,117
Assicurazioni Generali SPA 185,554	4,893
Banca Intesa SPA 709,107	2,346
Banco Popolare di Verona e Novara 75,422	1,255
Enel SPA 429,348	3,423
ENI-Ente Nazionale Idrocarburi SPA 514,100	10,452
Mediaset SPA 110,368	1,211
Mediobanca SPA 95,210	1,104
Riunione Adriatica di Sicurta SPA 60,519	1,108
Sanpaolo IMI SPA 189,885	2,215
•Telecom Italia SPA 1,132,740	2,641
•TIM SPA 753,178	4,298
UniCredito Italiano SPA 722,614	3,370
	39,433
Japan 19.2%	
Advantest Corp. 13,000	988
Aeon Co. Ltd. 48,000	2,105
Ajinomoto Co., Inc. 111,000	1,299
Asahi Glass Co. Ltd. 146,000	1,545
Asahi Kasei Corp. 250,000	1,366
Bridgestone Corp. 126,000	2,133
Canon, Inc. 162,000	8,500
Chubu Electric Power Co., Inc. 122,100	2,545
Dai Nippon Printing Co. Ltd. 117,000	1,775
Denso Corp. 92,000	1,938
East Japan Railway Co. 653	3,337
Eisai Co. Ltd. 37,000	945

Security and Number of Shares	Value ($ x 1,000)
Fanuc Ltd. 24,300	1,489
Fuji Photo Film Co. Ltd. 92,000	2,960
Fujisawa Pharmaceutical Co. Ltd. 47,000	1,092
•Fujitsu Ltd. 326,000	2,266
Honda Motor Co. Ltd. 152,700	6,130
Hoya Corp. 21,600	2,337
Ito-Yokado Co. Ltd. 68,000	2,828
•Itochu Corp. 273,000	1,155
Japan Tobacco, Inc. 126	1,007
JFE Holdings, Inc. 94,000	2,108
The Kansai Electric Power Co. 130,000	2,275
Kao Corp. 109,000	2,603
KDDI Corp. −	3
Keyence Corp. 5,900	1,417
•Kintetsu Corp. 305,830	1,097
Kirin Brewery Co. Ltd. 127,000	1,259
Komatsu Ltd. 193,000	1,100
Konica Minolta Holdings, Inc. 81,000	1,122
Kyocera Corp. 31,500	2,606
Kyushu Electric Power Co. 82,400	1,419
Matsushita Electric Industrial Co. Ltd. 403,912	5,933
Millea Holdings, Inc. 284	4,040
Mitsubishi Corp. 198,000	1,888
Mitsubishi Electric Corp. 303,000	1,532
Mitsubishi Estate Co. Ltd. 190,000	2,247
Mitsubishi Heavy Industries Ltd. 565,000	1,556
Mitsubishi Tokyo Financial Group, Inc. 787	7,003
Mitsui & Co. Ltd. 239,000	1,971
Mitsui Fudosan Co. Ltd. 142,000	1,563
Mitsui Sumitomo Insurance Co. Ltd. 247,000	2,326
•Mizuho Financial Group, Inc. 1,155	5,463
Murata Manufacturing Co. Ltd. 43,900	2,880
NEC Corp. 269,000	2,113
Nikko Cordial Corp. 240,000	1,366
Nintendo Co. Ltd. 19,700	1,860
Nippon Oil Corp. 250,000	1,377
Nippon Steel Corp. 1,020,000	2,135
Nippon Telegraph & Telephone Corp. 1,053	5,534

Security and Number of Shares	Value ($ x 1,000)
Nissan Motor Co. Ltd. 486,000	5,412
Nitto Denko Corp. 28,000	1,555
Nomura Holdings, Inc. 345,000	5,602
NTT Data Corp. 284	1,112
NTT DoCoMo, Inc. 3,463	6,872
OJI Paper Co. Ltd. 165,000	1,030
Olympus Corp. 43,000	834
Omron Corp. 43,000	1,048
Osaka Gas Co. Ltd. 394,000	1,093
Pioneer Corp. 31,000	885
Ricoh Co. Ltd. 118,000	2,352
Rohm Co. Ltd. 21,000	2,620
Sankyo Co. Ltd. 72,000	1,334
Sanyo Electric Co. Ltd. 309,000	1,400
Secom Co. Ltd. 38,500	1,650
Sekisui House Ltd. 94,000	997
Seven-Eleven Japan Co. 78,000	2,651
Sharp Corp. 184,000	3,318
Shin-Etsu Chemical Co. Ltd. 68,900	2,785
Shionogi & Co. Ltd. 61,000	960
The Shizuoka Bank Ltd. 116,000	990
SMC Corp. 11,000	1,261
Softbank Corp. 41,000	1,858
Sompo Japan Insurance, Inc. 160,000	1,443
Sony Corp. 168,500	6,520
Sumitomo Corp. 137,000	1,052
Sumitomo Electric Industries Ltd. 131,000	1,211
Sumitomo Mitsui Financial Group, Inc. 764	5,774
Takeda Chemical Industries Ltd. 166,200	6,702
TDK Corp. 22,000	1,571
Tohoku Electric Power Co. 83,700	1,345
The Tokyo Electric Power Co., Inc. 230,300	4,936
Tokyo Electron Ltd. 28,000	1,705
Tokyo Gas Co. Ltd. 507,000	1,879
Toppan Printing Co. Ltd. 122,000	1,434
Toshiba Corp. 566,000	2,600
❾ Toyota Motor Corp. 530,500	19,181
• UFJ Holdings, Inc. 686	4,243
West Japan Railway Co. 225	875

Security and Number of Shares	Value ($ x 1,000)
Yamanouchi Pharmaceutical Co. Ltd. 59,000	1,967
Yamato Transport Co. Ltd. 78,000	1,185
	234,778

Netherlands 5.4%

ABN – Amro Holdings NV 298,017	6,481
Aegon NV 259,846	3,401
Akzo Nobel NV 51,942	1,893
• ASML Holding NV 93,364	1,486
DSM NV 16,462	789
Heineken NV 39,259	1,657
ING Groep NV 340,404	7,296
• Koninklijke Ahold NV 138,958	1,076
Koninklijke Philips Electronics NV 255,925	6,970
Reed Elsevier NV 117,871	1,656
❽ Royal Dutch Petroleum Co. 408,067	19,846
Royal KPN NV 360,914	2,600
TPG NV 67,143	1,448
Unilever NV 110,002	7,246
VNU NV 47,654	1,333
Wolters Kluwer NV 55,267	931
	66,109

Singapore 0.6%

DBS Group Holdings Ltd. 217,778	1,830
Oversea-Chinese Banking Corp. 185,000	1,316
Singapore Press Holdings Co. Ltd. 74,666	922
Singapore Telecommunications Ltd. 1,180,696	1,624
United Overseas Bank Ltd. 237,000	1,908
	7,600

Spain 3.7%

Altadis SA 57,998	1,639
Banco Bilbao Vizcaya Argentaria SA 587,573	7,755
Banco Popular Espanol 29,001	1,600
Banco Santander Central Hispano SA 834,597	8,964
Endesa SA 173,742	3,185
Gas Natural SDG SA 37,672	925

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Iberdrola SA 149,580	2,950
Inditex SA 47,334	1,029
Repsol YPF SA 178,984	3,770
Telefonica SA 932,829	13,877
	45,694
Sweden 1.8%	
Electrolux AB, Series B 61,579	1,217
Hennes & Mauritz AB, Series B 98,150	2,403
Nordea AB 453,696	3,058
Sandvik AB 44,107	1,435
Skandinaviska Enskilda Banken, Series A 85,410	1,241
Svenska Cellulosa AB, Series B 35,963	1,410
Svenska Handelsbanken AB, Series A 112,602	2,174
• Telefonaktiebolaget LM Ericsson, Class B 2,846,579	7,713
Volvo AB, Series B 40,445	1,384
	22,035
Switzerland 8.2%	
• ABB Ltd. 204,408	1,151
Adecco SA, Registered 26,587	1,188
• Ciba Specialty Chemicals AG 14,322	994
Compangnie Financiere Richemont AG, Series A 102,430	2,635
Credit Suisse Group 231,120	8,146
Holcim Ltd. 30,865	1,594
7 Nestle SA, Registered 79,293	20,059
6 Novartis AG, Registered 465,877	20,768
Roche Holdings - Genus 138,238	14,500
Serono SA, Series B 1,193	715
Swiss Reinsurance, Registered 65,184	4,288
Swisscom AG, Registered 5,043	1,565
Syngenta AG 20,323	1,626
UBS AG, Registered 231,176	16,430
• Zurich Financial Services AG 28,547	4,513
	100,172
United Kingdom 27.3%	
Amvescap PLC 119,189	786
AstraZeneca PLC 333,267	15,585
Aviva PLC 444,350	4,342
BAA PLC 211,384	1,949
BAE Systems PLC 605,069	2,251
Barclays PLC 1,294,064	11,669
BG Group PLC 679,151	3,923
BHP Billiton PLC 472,369	3,774
BOC Group PLC 97,556	1,568
Boots Group PLC 162,117	1,757
1 BP PLC 4,327,143	37,408
British American Tobacco PLC 301,717	4,575
British Land Co. PLC 100,943	1,163
British Sky Broadcasting PLC 246,398	2,910
• BT Group PLC 1,675,638	5,304
• Cable & Wireless PLC 485,728	1,064
Cadbury Schweppes PLC 396,080	3,150
Carnival PLC 30,775	1,379
Centrica PLC 861,673	3,339
Compass Group PLC 440,157	2,771
Diageo PLC 614,379	8,242
Dixons Group PLC 356,181	981
Emap PLC 52,220	801
Friends Provident PLC 333,413	834
4 GlaxoSmithKline PLC 1,165,815	24,126
GUS PLC 205,342	2,844
Hanson Plc 150,209	1,145
HBOS PLC 747,598	9,685
Hilton Group PLC 287,543	1,267
3 HSBC Holdings PLC 2,119,648	30,372
Imperial Tobacco Group PLC 142,051	3,146
Intercontinental Hotels Group PLC 149,688	1,399
ITV PLC 564,218	1,236
J. Sainsbury PLC 268,529	1,326
Kingfisher PLC 442,761	2,224
Land Securities Group PLC 95,357	1,853
Legal & General Group PLC 1,220,030	2,023
Lloyds TSB Group PLC 1,097,042	8,200
Man Group PLC 57,326	1,716
Marks & Spencer Group PLC 443,141	2,171
National Grid Transco PLC 616,442	4,676
Next PLC 57,431	1,421
Pearson PLC 158,738	1,852
Prudential PLC 382,001	3,001

 See financial notes.

Security and Number of Shares	Value ($ x 1,000)
Reckitt Benckiser PLC 111,099	2,888
Reed Elsevier PLC 261,955	2,439
Rentokil Initial PLC 364,152	1,214
Reuters Group PLC 267,194	1,767
Rio Tinto PLC 206,808	4,537
Rolls-Royce Group PLC 14,830,900	15
Rolls-Royce Group PLC 296,618	1,218
⑩ Royal Bank of Scotland Group PLC 547,776	16,446
SABMiller PLC 162,857	1,767
Sage Group PLC 246,979	757
Scottish & Newcastle PLC 145,929	1,063
Scottish & Southern Energy PLC 173,758	2,103
Scottish Power PLC 382,227	2,598
Severn Trent Water PLC 70,101	973
Shell Transport & Trading Co. PLC 1,886,367	13,013
Smith & Nephew PLC 175,479	1,781
Smiths Group PLC 107,917	1,337
Tesco PLC 1,445,671	6,377
Unilever PLC 548,778	5,177
United Utilities PLC 124,590	1,190
❷ Vodafone Group PLC 13,328,748	32,382
Wm. Morrison Supermarkets 215,328	914
Wolseley PLC 111,522	1,634
WPP Group PLC 230,860	2,276
	333,074

Foreign Preferred Stock
0.4% of net assets

Australia 0.3%

News Corp. Ltd. 398,140	**3,407**

Germany 0.1%

Henkel KGaA 12,100	**1,049**

Security and Number of Shares	Value ($ x 1,000)

Warrants
0.0% of net assets

France 0.0%

• Casino Guichard Perrachon SA, expires 12/15/05 1,026	1
• France Telecom-CVG Equant NV, expires 06/29/04 35,326	634
	635

United States 0.0%

• NTL, Inc., Series A, expires 01/13/11 48	**—**

Rights
0.0% of net assets

Sweden 0.0%

• Electrolux AB, expires 06/01/04 61,579	**20**

End of investments.

Collateral Invested for Securities on Loan
16.4% of net assets

Other Investment Companies 16.4%

Securities Lending Investment Fund 199,784,171	**199,784**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $190,008 of securities on loan)	$1,213,856
Collateral invested for securities on loan	199,784
Foreign currency	30
Receivables:	
Fund shares sold	354
Dividends	6,891
Investments sold	229
Income from securities on loan	248
Dividend tax reclaim	509
Prepaid expenses	+ 27
Total assets	**1,421,928**

Liabilities

Collateral invested for securities on loan	199,784
Cash overdraft	695
Payables:	
Fund shares redeemed	732
Interest expense	2
Withholding taxes	331
Investment adviser and administrator fees	24
Transfer agent and shareholder service fees	10
Accrued expenses	+ 150
Total liabilities	**201,728**

Net Assets

Total assets	1,421,928
Total liabilities	− 201,728
Net assets	**$1,220,200**

Net Assets by Source

Capital received from investors	1,352,144
Net investment income not yet distributed	9,119
Net realized capital losses	(313,930)
Net unrealized capital gains	172,867

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$540,677		38,700		$13.97
Select Shares	$679,523		48,655		$13.97

Unless stated, all numbers x 1,000.

The fund paid $1,040,906 for these securities. Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$6,690
Sales/maturities	$33,070

The fund paid $30 for these currencies.

Federal Tax Data

Portfolio cost	$1,045,873
Net unrealized gains and losses:	
Gains	$254,877
Losses	+ (86,894)
	$167,983

As of October 31, 2003:

Undistributed earnings:

Ordinary income	$20,158
Long-term capital gains	$—

Unused capital losses:

Expires 10/31 of:	Loss amount
2004	$1,743
2005	1,837
2006	11,905
2007	7
2008	3,669
2009	130,942
2010	112,722
2011	+ 39,016
	$301,841

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$13,821
Interest	10
Securities on loan	+ 334
Total investment income	**14,165**

An additional $1,675 was withheld for foreign taxes.

Net Realized Gains and Losses

Net realized losses on investments sold	(6,723)
Net realized gains on foreign currency transactions	+ 48
Net realized losses	**(6,675)**

Calculated as a percentage of average daily net assets: 0.43% of the first $500 million and 0.38% of assets beyond that.

Net Unrealized Gains and Losses

Net unrealized gains on investments	126,487
Net unrealized losses on foreign currency transactions	+ (118)
Net unrealized gains	**126,369**

Expenses

Investment adviser and administrator fees	2,435
Transfer agent and shareholder service fees:	
Investor Shares	673
Select Shares	339
Trustees' fees	5
Custodian fees	205
Portfolio accounting fees	90
Professional fees	20
Registration fees	21
Shareholder reports	67
Interest expense	2
Other expenses	+ 11
Total expenses	3,868
Expense reduction	− 314
Net expenses	**3,554**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $179 from the investment adviser (CSIM) and $135 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through at least February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.69
Select Shares	0.50

This limit doesn't include interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income	14,165
Net expenses	− 3,554
Net investment income	**10,611**
Net realized losses	(6,675)
Net unrealized gains	+ 126,369
Increase in net assets from operations	**$130,305**

These add up to a net gain on investments of $119,694.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net Investment income	$10,611	$21,074
Net realized losses	(6,675)	(37,839)
Net unrealized gains +	126,369	241,954
Increase in net assets from operations	**130,305**	**225,189**

Distributions Paid

Dividends from net investment income		
Investor Shares	9,070	9,001
Select Shares +	12,466	11,662
Total dividends from net investment income	**$21,536**	**$20,663**

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	3,779	$52,590	5,440	$59,471
Select Shares +	3,897	54,352	8,086	86,648
Total shares sold	**7,676**	**$106,942**	**13,526**	**$146,119**
Shares Reinvested				
Investor Shares	629	$8,293	815	$8,329
Select Shares +	884	11,650	1,072	10,936
Total shares reinvested	**1,513**	**$19,943**	**1,887**	**$19,265**
Shares Redeemed				
Investor Shares	(4,435)	($61,681)	(9,803)	($105,853)
Select Shares +	(5,500)	(76,711)	(10,942)	(119,750)
Total shares redeemed	**(9,935)**	**($138,392)**	**(20,745)**	**($225,603)**
Net transactions in fund shares	**(746)**	**($11,507)**	**(5,332)**	**($60,219)**

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	88,101	$1,122,938	93,433	$978,631
Total increase or decrease +	(746)	97,262	(5,332)	144,307
End of period	**87,355**	**$1,220,200**	**88,101**	**$1,122,938**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 10/31/03 were:

Ordinary Income	$20,663
Long-term capital gains	$—

The fund charges 1.50% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:
Investor Shares	$33
Select Shares +	14
Total	**$47**

Prior period:
Investor Shares	$62
Select Shares +	46
Total	**$108**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $9,119 and $20,044 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios
All Equity Portfolio	11.3%
Growth Portfolio	10.2%
Balanced Portfolio	6.5%
Conservative Portfolio	2.4%

Schwab Annuity Portfolios
Growth Portfolio II	0.5%

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of a no-load, open-end management investment company. Each of these companies is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report by trust.

The funds offer multiple share classes. For any given fund, shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. In addition, one share class, e.Shares, is available only to clients of Schwab Institutional®, Charles Schwab Trust Company and certain tax-advantaged retirement plans, and can only be traded electronically.

Fund	Investor Shares	Select Shares	e.Shares
S&P 500	•	•	•
Schwab 1000	•	•	
Small-Cap Index	•	•	
Total Stock Market Index	•	•	
International Index	•	•	

For these funds, shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trusts may issue as many shares as necessary.

The Trusts and Their Funds

This list shows the trust containing each fund in this report, along with all other funds included in these trusts. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990

Schwab 1000 Fund
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab YieldPlus Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate Tax-Free Bond Fund
Schwab California Long-Term Tax-Free Bond Fund
Schwab GNMA Fund

Schwab Capital Trust organized May 7, 1993

Schwab S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Schwab U.S. MarketMasters Fund
Schwab Balanced MarketMasters Fund
Schwab Small-Cap MarketMasters Fund
Schwab International MarketMasters Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund
Institutional Select S&P 500 Fund
Institutional Select Large-Cap Value Index Fund
Institutional Select Small-Cap Value Index Fund

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The Schwab International Index Fund may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date.

Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds pay fees to affiliates of the investment adviser for various services. Through their trusts, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index. The funds also may let other SchwabFunds® buy and sell fund shares, particularly Schwab MarketTrack Portfolios®, which seek to provide investors with allocated portfolios of Schwab index funds.

The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trusts were in compliance with these limitations throughout the report period. The trusts did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 4/30/04 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab S&P 500 Fund	–	8,866	1.37
Schwab 1000	–	1,742	1.34
Schwab Small-Cap Index Fund	–	1,110	1.49
Schwab Total Stock Market Index Fund	–	7,006	1.40
Schwab International Index Fund	695	593	1.52

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales and foreign currency transactions.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

• **Securities for which no market quotations are readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

• **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 4/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Dawn G. Lepore[1] 3/21/54	2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1, 2] 2/22/55	2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.
[2] Effective June 8, 2004, Jeffrey Lyons resigned as trustee from each of the trusts.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds®.

Whether you're an experienced investor or just starting out, SchwabFunds® can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund®. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds® at:
P.O. Box 3812
Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds®
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor

SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Printed on recycled paper.
REG13562-06

Schwab MarketMasters Funds®

Semiannual Report
April 30, 2004

Schwab U.S.
MarketMasters Fund™

Schwab Balanced
MarketMasters Fund™

Schwab Small-Cap
MarketMasters Fund™

Schwab International
MarketMasters Fund™

charles SCHWAB

Four distinct funds, each combining the expertise of leading investment managers with Schwab's overall supervision.

In This Report

Introducing Select Shares® for the Schwab MarketMasters Funds

On April 1, 2004 SchwabFunds® announced the availability of a new lower operating expense share class of the Schwab International MarketMasters Fund. The availability of this new share class came as good news to investors seeking exposure to international equities as well as those who already own the fund who were now eligible to lower their net operating expenses.

We are pleased to announce that effective June 1, 2004, Select Shares will become available for the U.S., Balanced and Small-Cap MarketMasters Funds. (See the table at right for specifics.)

The new Select Shares, have lower net operating expense and higher investment minimums compared with Investor Shares. (See the prospectus for additional information).

Select Shares are also available to current shareholders who have positions of $25,000 or greater in Investor Shares of one of the Schwab MarketMasters Funds. We encourage shareholders of Investor Shares to review their portfolio along with the fund's prospectus to see if they are eligible to exchange into Select Shares.

Select Shares	OER	Investment Minimum
U.S. MarketMasters Fund	1.07%	$25,000
Balanced MarketMasters Fund	0.95%	$25,000
Small-Cap MarketMasters Fund	1.37%	$25,000
International MarketMasters Fund	1.47%	$25,000

To learn more, please see the funds' prospectus at **www.schwab.com/schwabfunds.** Or, call **1-800-435-4000** to order a prospectus or to speak with a Schwab representative.

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM) Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles R. Schwab
Chairman

When I look at the current economic trends, I see a lot of positive indicators. Corporate profits, revenues, capital spending and the employment numbers have been strong. With the GDP and capital spending also strong, we seem to be in the early stages of what could be a long-term economic recovery. However, even though stock market and economic cycles have historically been in synch, this now seems to be less certain.

The stock market, reflecting the uncertainty around the globe, has become increasingly volatile. Whether it's the war in Iraq or global terrorism, investors are exposed to frightening images over and over again throughout the day. This may play on investors' emotions, potentially contributing to the market's recent volatility.

Given this, and because it can be so difficult to fight your emotions, I believe it's more important than ever to stay diversified. By being diversified across and within all asset classes, you have an "all-weather" portfolio that can offer you some balance in any market climate. There are very obvious reasons why diversification is useful, but what I believe is its understated beauty is that it gives many of you the discipline you need to stick with a well thought out strategy.

I have been a fan of mutual funds throughout my long investing career. I say this because I firmly believe that mutual funds are a cost-effective and convenient way for investors to achieve a diversified portfolio. And as we face increasing uncertainty in the world and in the stock markets, this is perhaps more important than ever.

Overall, despite the likelihood of short-term market volatility, I maintain complete faith in the strength of the U. S. economy. I always have believed and continue to believe that the stock market is the best place for long-term investing, and that with a wise investing plan – and a well diversified portfolio – you will be well-positioned to meet your financial goals.

Sincerely,

Charles Schwab

Management's Discussion for the six months ended April 30, 2004



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

The stock market's continued recovery during the report period was welcome news to long-term investors, especially those of you who had suffered through declining share prices before then.

For years, investors sold stocks and stock mutual funds when the economy was weak or when geopolitical tensions heightened, despite the fact that stock and fund prices often were relatively cheap during those dark hours. Over the past year, however, I've spoken with many individual investors who benefited from sticking with their long-term asset-allocation plans. As a result, they were able to participate in the past year's stock market gains. They learned how difficult it is to successfully "time the market" and determine when to "be in cash." Many have given up this chase altogether and have benefited both financially and emotionally.

Given the ongoing geopolitical situation, however, it's quite understandable that many investors are nervous, and some are again acting more on their emotions than on sound investment principles. When you invest in SchwabFunds®, you can be assured that our portfolio managers understand your concerns and are diligent in their approach to the investment process. Key to this is their knowledge of and adherence to each fund's objective, their vigilant focus on positive outcomes and management of the fund's risk. In short, each of our portfolio manager's responsibility is to remain consistent in implementing their investment strategies, despite the market's fluctuations.

No matter what type of investor you are or how much risk you are willing to carry, we have investment consultants who can help you develop an asset-allocation plan and we have portfolio managers who will use their rigorous discipline to help you meet your long- or short-term financial goals. Thank you for investing with us.

Sincerely,

Randall W. Merk



Jeffrey Mortimer, CFA, a vice president of the investment adviser, has overall responsibility for the management of the fund. Prior to joining the firm in 1997, he worked for nine years in asset allocation and manager selection.

Kimberly Formon, CFA, a director and portfolio manager of the investment adviser, co-manages the Schwab MarketMasters Funds. Prior to joining the firm in 1999, she worked for 10 years in equity and fixed-income analysis.

The Economy and the Market

The economy, which had improved during the second half of 2003, picked up steam at the end of the year and continued to show signs of recovery through the current report period of November 1, 2003 through April 30, 2004. The securities market reflected the positive news through first-quarter 2004. During that time, the market started to bounce around a little, as evidenced by the volatility in the S&P 500® Index in February and March. Toward the end of the report period, in late April, the market fell precipitously and many of the funds' 2004 gains were lost. Nonetheless, its earlier performance was strong enough to push the broader market up 6.27% for the report period, as measured by the S&P 500® Index.

While the economy officially emerged from recession in 2001, the recovery didn't fully materialize until 2003. And it wasn't until late in 2003 when investors started buying companies with good solid fundamentals. During this time, both the manufacturing and services sectors exhibited strong growth. Capital spending showed signs of life amid rising corporate profits.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 6.27% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 6.54% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 12.39% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- □ 1.25% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.

With delayed job growth underway, the economy was improving on all fronts. Strong personal income growth fueled consumer spending, despite higher oil prices and concerns about terrorism and the war in Iraq.

The economy continued to expand in 2004. Businesses added to their inventories, factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise, despite a mid-quarter pause in the upward trend in consumer confidence, and higher commodity prices were holding. Mortgage refinancing activity, while still significant, started to show signs of waning as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid growth.

On the currency front, the dollar rebounded from its lows, due to two reasons. First, the U. S. economy grew more than most other countries' economies did. The second reason is the expectation that interest rates will rise, which has served to stimulate inflows of foreign capital.

The Federal Reserve (Fed) left interest rates unchanged during the period. Inflation began to accelerate, alleviating Fed fears of possible deflation. Consequent expectations that the Fed would soon begin to raise interest rates weighed on markets toward the end of the period. Nevertheless, economic fundamentals remained sound. With delayed job growth underway, the economy was improving on all fronts. Strong personal income growth fueled consumer spending, despite higher oil prices and concerns about terrorism and the war in Iraq. Business profits exhibited another strong quarterly gain and investment in equipment and inventories remained healthy. In sum, it appeared that the economy, indeed, was back on track.

The Funds

All four funds posted positive returns for the report period with the Schwab MarketMasters Balanced Fund outperforming its benchmark and category average. During the period, we remained in close contact with the funds' sub-advisors, and made adjustments to their allocations based on a combination of market conditions and daily cash flows. We maintained our small-cap bias, which led performance until the end of the report period and helped to position the funds to perform better. Toward the end of the report period, we shifted assets toward a growth bias in anticipation of what we believe will be the next market cycle.

Performance at a Glance

Total return for the six months ended 4/30/04, except where noted.

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Schwab U.S.
MarketMasters Fund........ **4.53%**
Benchmark................. **6.27%**
Fund Category[1] **5.47%**

Performance Details .... *page* 7

Schwab Balanced
MarketMasters Fund........ **4.75%**
Benchmark................. **4.26%**
Fund Category[1] **4.20%**

Performance Details .... *page* 9

Schwab Small-Cap
MarketMasters Fund........ **5.42%**
Benchmark................. **6.54%**
Fund Category[1] **8.17%**

Performance Details .... *page* 11

Schwab International
MarketMasters Fund
Investor Shares **10.54%**
Select Shares[2] .... **-3.37%**
Benchmark................ **12.39%**
Fund Category[1] **10.59%**

Performance Details ... *pages 13-14*

The Schwab U.S. MarketMasters Fund returned 4.53% versus 6.27% for the S&P 500® Index. With value the style in favor, sub-advisor Eagle Asset Management's growth bias hurt performance. Eagle's weak stock selection also contributed to its underperformance. Sub-advisor, Harris Associates LP, which focuses on large-cap value stocks, helped performance, as did sub-advisor TCW Investment Management Company, which focuses on small- to mid-cap value stocks. These two sub-advisors' performance helped to offset Eagle's growth orientation.

The Schwab Balanced MarketMasters Fund outperformed its benchmark, the Balanced Blended Index (60% S&P 500® Index /40% Lehman Brothers Aggregate) by 0.49%. The fund was underweight in bonds throughout the report period, as we believed stocks would have a higher return potential. This overweight of stocks helped performance, as did sub-advisors Janus Capital Management LLC and Aronson+Johnson+Ortiz, LP. Janus performed particularly well, helped not only by strong stock selection but also by being overweight in top performing sectors such as energy and health care. On the fixed-income side, sub-advisor PIMCO also performed well. Eagle Asset Management, our growth manager, lagged for the period due to its style and stock selection.

The Schwab Small Cap MarketMasters Fund underperformed its benchmark, the Russell 2000® Index, by 1.12%. This was largely due to sub-advisor Veredus Asset Management, LLC, whose focus is on growth stocks. Small-cap growth lagged small-cap value over the report period, but Veredus also was hurt by poor stock selection, and by being underweight in top performing sectors, including consumer staples and health care. Two of the fund's sub-advisors, Tocqueville Asset Management, LP and TCW Investment Management Company performed well during the report period. Tocqueville did well due to a large overweight in the top performing energy sector. TCW gained ground due to strong stock selection. Both managers also were helped by their value focus.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk. These risks may be greater in emerging markets.

[1] Source for category information: Morningstar, Inc.
[2] Select Shares total return is for 4/2/04 – 4/30/04.

As of April 1, 2004, TAMRO Capital Partners LLC replaced sub-advisor Royce and Associates in the Schwab Small-Cap MarketMasters Fund. Royce's performance was strong, but the company decided to stop offering its sub-advisory services.

The Schwab International MarketMasters Fund performed in line with the category average. Compared to its benchmark, the MSCI-EAFE®, the fund underperformed by 1.85% over the report period. Poor stock selection on the part of sub-advisors, William Blair & Co. and Artisan Partners negatively affected performance. Sub-advisor American Century did particularly well, thanks to excellent stock selection, its emphasis on small-cap stocks and its overweight position in Japanese stocks and emerging markets.

As in the U.S., value led the market during most of the report period.

Foreign securities can involve risks such as political and economic instability and currency risk. These risks may be greater in emerging markets.
Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab U.S. MarketMasters Fund

Performance as of 4/30/04

Average Annual Total Returns[1, 2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

- ■ **Fund**
- ■ Benchmark: **S&P 500® Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months	1 Year	5 Years	Since Inception: 11/18/96
Fund	4.53%	26.25%	0.85%	6.03%
Benchmark	6.27%	22.88%	-2.26%	7.21%
Fund Category	5.47%	21.73%	-1.84%	6.06%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark.

- ■ $15,471 **Fund**
- ■ $16,799 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized. Because the fund was originally an asset allocation fund with a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Value   Blend   Growth

Market Cap: Large, Medium, Small

Top Holdings[2]

Security	% of Net Assets
❶ Time Warner, Inc.	2.3%
❷ Pfizer, Inc.	2.1%
❸ Cendant Corp.	1.7%
❹ Citigroup, Inc.	1.6%
❺ First Data Corp.	1.4%
❻ Interpublic Group of Cos., Inc.	1.4%
❼ Carnival Corp.	1.4%
❽ Intel Corp.	1.3%
❾ The Gap, Inc.	1.2%
❿ General Electric Co.	1.2%
Total	**15.6%**

Number of Holdings	178
Weighted Average Market Cap ($ x 1,000,000)	$42,880
Price/Earnings Ratio (P/E)	25.3
Price/Book Ratio (P/B)	2.4
Portfolio Turnover Rate[3]	37%

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
Eagle Asset Management, Inc.	Large-Cap Growth	26.1%
Harris Associates L.P.	Mid/Large-Cap Value	21.3%
TCW Investment Management Company	Small/Mid-Cap Blend	21.7%
Thornburg Investment Management, Inc.	Large-Cap Blend	27.2%

Sector Weightings % of Portfolio[4]

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 32.9% **Consumer Non-Durables**
- 24.6% **Technology**
- 15.0% **Finance**
- 12.2% **Materials & Services**
- 4.8% **Energy**
- 4.0% **Capital Goods**
- 3.6% **Utilities**
- 1.5% **Transportation**
- 1.4% **Consumer Durables**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

[3] Not annualized.

[4] Cash and cash equivalents are excluded.

Schwab Balanced MarketMasters Fund

Performance as of 4/30/04

Average Annual Total Returns[1]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

- ■ **Fund**
- ■ Benchmark: **Balanced Blended Index**
- ■ Fund Category: **Morningstar Moderate Allocation**



	6 Months	1 Year	5 Years	Since Inception: 11/18/96
Fund	4.75%	18.33%	3.54%	7.22%
Benchmark	4.26%	14.14%	1.63%	7.49%
Fund Category	4.20%	15.98%	1.56%	5.83%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and two additional indices.

- ■ $16,814 **Fund**
- ■ $17,130 **Balanced Blended Index**
- ■ $16,799 **S&P 500® Index**
- □ $16,384 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized. Because the fund originally used a different asset allocation strategy and a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The Balanced Blended Index is composed of 60% S&P 500 Index and 40% Lehman Brothers U.S. Aggregate Bond Index.

Fund Facts as of 4/30/04

Top Holdings[1]

Security	% of Net Assets
❶ **Bundes Republic of Deutschland** 5.25%, 07/04/2010	2.9%
❷ **Citigroup, Inc.**	2.0%
❸ **Bundes Republic of Deutschland** 3.75%, 01/04/2009	1.8%
❹ **U.S. Treasury Note** 1.63%, 04/30/2005	1.6%
❺ **U.S. Treasury Note** 2.00%, 11/30/2004	1.2%
❻ **Bank of America Corp.**	1.1%
❼ **U.S. Treasury Bill** 0.99%, 06/10/2004	1.1%
❽ **Royal Bank of Scotland** 1.02%, 05/12/2004	0.9%
❾ **Barclays U.S. Funding Corp.** 1.02%, 05/21/2004	0.9%
❿ **Danske Corp.** 1.02%, 06/08/2004	0.9%
Total	**14.4%**

Statistics

Number of Long Holdings	452
Number of Short Positions	6
Weighted Average Market Cap ($ x 1,000,000)	$43,452
Price/Earnings Ratio (P/E)	17.6
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate[2]	129%

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
Aronson + Johnson + Ortiz, LP	Large-Cap Value	30.3%
Eagle Asset Management, Inc.	Large-Cap Growth	17.6%
Janus Capital Management LLC/ Perkins, Wolf, McDonnell and Company, LLC	Mid-Cap Value	16.7%
Pacific Investment Management Company LLC	Total Return Fixed-Income	30.9%

Sector Weightings % of Equity Securities

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 25.6% **Finance**
- 23.2% **Consumer Non-Durables**
- 15.1% **Technology**
- 11.9% **Materials & Services**
- 9.2% **Energy**
- 6.0% **Utilities**
- 4.1% **Capital Goods**
- 3.5% **Consumer Durables**
- 1.4% **Transportation**

Portfolio holdings may have changed since the report date.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.

Schwab Small-Cap MarketMasters Fund

Performance as of 4/30/04

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**
■ Benchmark: **Russell 2000® Index**
■ Fund Category: **Morningstar Small-Cap Blend**



	6 Months	1 Year	5 Years	Since Inception: 9/16/97
Fund	5.42%	50.71%	5.59%	5.37%
Benchmark	6.54%	42.01%	6.66%	5.01%
Fund Category	8.17%	41.00%	11.32%	7.19%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark.

■ $14,143 **Fund**
■ $13,829 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized. Because the fund originally used a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/04

Style Assessment[1]


Investment Style
Value
Blend
Growth
Large
Medium
Small
Market Cap

Top Holdings[2]

Security	% of Net Assets
❶ Cytec Corp.	1.6%
❷ Toll Brothers, Inc.	1.2%
❸ Martek Biosciences Corp.	1.1%
❹ The Chicago Mercantile Exchange	1.1%
❺ Pharmaceutical Product Development, Inc.	1.1%
❻ Keane, Inc.	1.0%
❼ Hooper Holmes, Inc.	1.0%
❽ Global Industry Ltd.	0.9%
❾ Centene Corp.	0.9%
❿ O'Charleys, Inc.	0.9%
Total	**10.8%**

Statistics

Number of Holdings	223
Weighted Average Market Cap ($ x 1,000,000)	$1,705
Price/Earnings Ratio (P/E)	39.3
Price/Book Ratio (P/B)	2.0
Portfolio Turnover Rate[3]	91%

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
TAMRO Capital Partners LLC/Royce & Associates, LLC[4]	Small-Cap Value	27.7%
TCW Investment Management Company	Small/Mid-Cap Blend	14.3%
Tocqueville Asset Management LP	Small-Cap Blend	20.7%
Veredus Asset Management LLC	Small-Cap Growth	33.6%

Sector Weightings % of Portfolio[5]

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.


26.0% Materials & Services
22.1% Technology
21.9% Consumer Non-Durables
9.5% Energy
8.4% Finance
6.3% Capital Goods
3.5% Consumer Durables
1.8% Transportation
0.5% Utilities

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

[3] Not annualized.

[4] Royce & Associates were replaced by TAMRO Capital Partners as of 4/1/04.

[5] Cash and cash equivalents are excluded.

Schwab International MarketMasters Fund

Investor Shares Performance as of 4/30/04

Average Annual Total Returns[1, 2]

This chart compares performance of the fund's Investor Shares with a benchmark and the fund's Morningstar category.



Fund: Investor Shares
Benchmark: MSCI-EAFE® Index
Fund Category: Morningstar Foreign Large-Cap Blend
60%
50%
40%
30%
20%
10%
0%
-10%
10.54%
12.39%
10.59%
47.43%
40.23%
35.17%
7.12%
-0.73%
-0.51%
9.25%
3.04%
3.51%
6 Months
1 Year
5 Years
Since Inception: 10/16/96

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in a benchmark.



$19,497 Investor Shares
$12,539 MSCI-EAFE® Index
$25,000
$20,000
$15,000
$10,000
$5,000
$0
10/16/96
4/98
4/00
4/02
4/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

Because the fund originally used a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares Performance as of 4/30/04

Total Returns[1,2]

This chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**
■ Benchmark: **MSCI-EAFE® Index**
■ Fund Category: **Morningstar Foreign Large-Cap Blend**



-3.37%   -3.51%   -3.96%

Since Inception: 4/2/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $25,000 Investment[1]

This graph shows performance since inception of a hypothetical $25,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $24,157 **Select Shares**
■ $24,122 **MSCI-EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Schwab International MarketMasters Fund

Fund Facts as of 4/30/04

Top Holdings[1]

Security	% of Net Assets
❶ Nestle SA	1.4%
❷ Diageo PLC	1.3%
❸ Bayerische Motoren-Werke AG	1.2%
❹ United Bank of Switzerland AG	1.2%
❺ GlaxoSmithKline PLC	1.1%
❻ Tesco PLC	1.0%
❼ Euronext N.V.	1.0%
❽ British Sky Broadcasting Group PLC	0.9%
❾ Grupo Televisa SA de CV	0.9%
❿ Cadbury Schweppes PLC	0.9%
Total	**10.9%**

Statistics

Number of Holdings	371
Weighted Average Market Cap ($ x 1,000,000)	$18,055
Price/Earnings Ratio (P/E)	23.4
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate[2]	42%

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
American Century Investment Management, Inc.	International Small Company	21.0%
Artisan Partners Limited Partnership	International Growth	21.1%
Harris Associates L.P.	International Value	29.1%
William Blair & Company, LLC	International Growth	26.2%

Portfolio holdings may have changed since the report date.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.
[3] Cash and cash equivalents are excluded.

Sector Weightings % of Portfolio[3]

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 30.8% Materials & Services
- 23.3% Finance
- 18.2% Consumer Non-Durables
- 6.6% Capital Goods
- 6.6% Technology
- 5.0% Consumer Durables
- 5.0% Transportation
- 4.1% Utilities
- 0.4% Energy

Country Weightings % of Portfolio[3]

This chart shows the fund's country composition as of the report date.



- 19.7% Japan
- 17.9% United Kingdom
- 9.5% Switzerland
- 8.2% Germany
- 6.9% France
- 4.0% Netherlands
- 3.3% Canada
- 2.5% Mexico
- 2.5% Taiwan
- 25.5% Other

Schwab U.S. MarketMasters Fund

Financial Statements

Financial Highlights

	11/1/03– 4/30/04*	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	9.94	7.48	9.20	13.89	14.06	11.43
Income or loss from investment operations:						
Net investment income or loss	(0.04)	(0.01)	0.06	0.38	0.38	0.16
Net realized and unrealized gains or losses	0.49	2.47	(1.68)	(3.21)	1.55	2.91
Total income or loss from investment operations	0.45	2.46	(1.62)	(2.83)	1.93	3.07
Less distributions:						
Dividends from net investment income	–	–	(0.10)	(0.46)	(0.33)	(0.21)
Distributions from net realized gains	–	–	–	(1.40)	(1.77)	(0.23)
Total distributions	–	–	(0.10)	(1.86)	(2.10)	(0.44)
Net asset value at end of period	10.39	9.94	7.48	9.20	13.89	14.06
Total return (%)	4.53[1]	32.89	(17.92)	(22.81)	12.98	27.38
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	1.25[2]	1.25	0.83[3,4]	0.50[4]	0.51[4,5]	0.50[4]
Gross operating expenses	1.39[2]	1.42	1.16[4]	0.89[4]	0.89[4]	0.93[4]
Net investment income or loss	(0.21)[2]	(0.12)	0.50	3.27	2.34	1.23
Portfolio turnover rate	37[1]	97	390	145	179	284
Net assets, end of period ($ x 1,000,000)	196	169	129	176	248	181

[*] Unaudited.
[1] Not annualized.
[2] Annualized.
[3] The ratio of net operating expenses would have been 0.74% if certain non-routine expenses (proxy fees) had not been included.
[4] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.
[5] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ▲ Collateral for futures contracts

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
91.8%	Common Stock	156,983	179,634
1.0%	Foreign Common Stock	1,559	1,936
0.3%	Short-Term Investments	639	639
6.7%	Other Investments	12,975	12,975
99.8%	**Total Investments**	**172,156**	**195,184**
0.2%	Other Assets and Liabilities, Net		487
100.0%	**Total Net Assets**		**195,671**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 91.8% of net assets	
Air Transportation 0.8%	
Southwest Airlines, Inc. 104,032	**1,486**
Apparel 0.5%	
Jones Apparel Group, Inc. 26,465	**969**
Banks 3.2%	
Bank of America Corp. 6,700	539
Bank of New York Co., Inc. 57,700	1,681
BankNorth Group, Inc. 25,300	775
Mellon Financial Corp. 23,900	709
North Fork Bancorp, Inc. 23,200	861
Wells Fargo & Co. 24,600	1,389
Zions Bancorp. 7,400	418
	6,372
Business Machines & Software 4.2%	
• Cisco Systems, Inc. 74,150	1,548
• Dell Computer Corp. 35,800	1,243
• EMC Corp. 54,980	614
Hewlett Packard Co. 67,000	1,320
• Maxtor Corp. 88,400	575
Microsoft Corp. 55,400	1,439
• Siebel Systems, Inc. 35,250	362
• Tech Data Corp. 11,100	377
• Unisys Corp. 51,900	676
	8,154
Business Services 9.3%	
• Affiliated Computer Services, Inc. 17,500	849
❸ Cendant Corp. 136,650	3,236
• CheckFree Corp. 13,300	400
• DigitalNet Holdings, Inc. 2,800	66
• Doubleclick, Inc. 63,400	512
• eBay, Inc. 9,850	786
• Eclipsys Corp. 50,700	715
❺ First Data Corp. 60,650	2,753
• FTI Consulting, Inc. 31,900	525
•❻ Interpublic Group of Cos., Inc. 175,200	2,749
• Lamar Advertising Co. 9,850	404
• Network Associates, Inc. 59,200	928
• Nortel Networks Corp. 93,250	349
Reynolds & Reynolds Co., Class A 27,000	771
• Sirius Satellite Radio, Inc. 71,700	237
• Veritas Software Corp. 21,000	560
Waste Management, Inc. 70,000	1,988
• WebMD Corp. 31,450	276
	18,104
Chemical 0.4%	
• Entegris, Inc. 40,050	407
Rohm & Haas Co. 9,800	380
	787

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Consumer Durables 1.1%	
Leggett & Platt, Inc. 29,900	676
Maytag Corp. 22,800	636
• Tempur-Pedic International, Inc. 52,350	817
	2,129
Electronics 13.8%	
• Agere Systems, Inc., Class B 305,900	664
• Agilent Technologies, Inc. 18,150	490
• Alliant Techsystems, Inc. 13,400	795
• Altera Corp. 11,650	233
Anixter International, Inc. 27,800	815
• Applied Materials, Inc. 60,550	1,104
• Applied Micro Circuits Corp. 131,300	579
• Arrow Electronics, Inc. 40,400	1,021
• Celestica, Inc. 55,600	977
• Cox Radio, Inc. 20,350	422
• Cypress Semiconductor Corp. 29,150	407
• Fairchild Semiconductor Corp. 69,000	1,343
❽ Intel Corp. 97,900	2,519
• Jabil Circuit, Inc. 27,650	730
• LAM Research Corp. 54,550	1,208
• LSI Logic Corp. 135,900	1,011
• National Semiconductor Corp. 9,300	379
• Nextel Communications, Inc., Class A 45,900	1,095
• Novellus Systems, Inc. 17,900	518
• NVIDIA Corp. 21,700	446
PerkinElmer, Inc. 41,450	798
Qualcomm, Inc. 1,000	63
Seagate Technology 33,100	414
Tektronix, Inc. 27,200	805
• Teradyne, Inc. 57,600	1,174
Texas Instruments, Inc. 61,000	1,531
• Thermo Electron Corp. 28,500	832
• Ultra Clean Holdings, Inc. 46,500	346
• Uniphase Corp. 194,800	592
• Varian, Inc. 17,200	706
• Vishay Intertechnology, Inc. 46,900	816
• Waters Corp. 50,000	2,158
	26,991

Security and Number of Shares	Value ($ x 1,000)
Energy: Raw Materials 1.1%	
• Cooper Cameron Corp. 21,200	1,025
Devon Energy Corp. 13,500	826
ENSCO International, Inc. 14,300	392
	2,243
Food & Agriculture 1.0%	
The Pepsi Bottling Group, Inc. 70,000	**2,049**
Healthcare / Drugs & Medicine 12.5%	
Abbott Laboratories 17,100	753
Allergan, Inc. 7,850	691
• Amgen, Inc. 11,750	661
• Anthem, Inc. 11,900	1,054
• Apogent Technologies, Inc. 1,950	63
Baxter International, Inc. 50,000	1,583
Beckman Coulter, Inc. 12,300	687
• Boston Scientific Corp. 5,900	243
• Caremark Rx, Inc. 57,950	1,962
• Charles River Laboratories, Inc. 21,900	1,007
• Edwards Lifesciences Corp. 22,100	762
• Genentech, Inc. 2,250	276
• Genzyme Corp. 36,075	1,571
• Guidant Corp. 30,000	1,890
Health Management Associates, Inc. 79,500	1,839
• Health Net, Inc. 38,150	971
Johnson & Johnson, Inc. 25,550	1,381
❷ Pfizer, Inc. 116,900	4,180
• Quest Diagnostic, Inc. 10,200	860
• St. Jude Medical, Inc. 7,200	549
• Univision Communications, Inc. 12,400	420
Wyeth 17,700	674
• Zimmer Holdings, Inc. 4,600	367
	24,444
Household Products 0.1%	
Procter & Gamble Co. 2,850	**301**
Insurance 3.6%	
Aetna, Inc. 2,450	203
AON Corp. 56,700	1,478

Security and Number of Shares	Value ($ x 1,000)
• Assurant, Inc. 17,500	426
Lincoln National Corp. 25,500	1,144
Marsh & McLennan Cos., Inc. 35,200	1,587
Old Republic International Corp. 26,900	625
St. Paul Cos., Inc. 39,000	1,586
	7,049

Media 9.1%

• Cablevision Systems New York Group, Class A 90,000	1,965
Clear Channel Communications, Inc. 20,400	846
• Comcast Corp., Class A 59,600	1,728
• Directv Group, Inc. 79,111	1,416
• EchoStar Communications Corp. 18,700	621
• Entercom Communications Corp. 9,900	452
• Fox Entertainment Group, Inc., Class A 40,200	1,120
Gannett, Inc. 8,700	754
• InterActive Corp. 33,080	1,054
Readers Digest Association, Inc. 46,200	662
The Walt Disney Co. 51,300	1,181
• ❶ Time Warner, Inc. 271,300	4,563
Viacom, Inc., Class B 28,600	1,105
• Westwood One, Inc. 9,350	276
	17,743

Miscellaneous Finance 6.7%

❹ Citigroup, Inc. 63,100	3,035
Countrywide Credit Industries, Inc. 6,849	406
• E•TRADE Group, Inc. 80,200	911
Fannie Mae 28,400	1,952
Merrill Lynch & Co., Inc. 12,200	662
• Piper Jaffray Cos., Inc. 4,450	215
Sovereign Bancorp, Inc. 100,000	1,998
T.Rowe Price Group, Inc. 21,100	1,082
The Goldman Sachs Group, Inc. 9,150	883
Washington Mutual, Inc. 50,200	1,977
	13,121

Non-Durables & Entertainment 4.0%

• American Greetings Corp., Class A 37,800	775
Darden Restaurants, Inc. 42,500	963

Security and Number of Shares	Value ($ x 1,000)
• Electronic Arts, Inc. 21,600	1,093
• EMCOR Group, Inc. 22,600	924
International Game Technology, Inc. 10,900	411
McDonalds Corp. 65,000	1,770
• Yum! Brands, Inc. 50,000	1,940
	7,876

Oil: Domestic 3.2%

Amerada Hess Corp. 26,200	1,864
Exxon Mobil Corp. 31,200	1,327
• Pride International, Inc. 18,000	304
• Transocean, Inc. 40,900	1,136
Unocal Corp. 46,700	1,683
	6,314

Producer Goods & Manufacturing 4.0%

Caterpillar, Inc. 5,600	435
Deere & Co. 18,500	1,259
Dover Corp. 13,600	544
Emerson Electric Co. 15,200	915
❿ General Electric Co. 79,450	2,380
Grainger, Inc. 19,200	1,006
Pall Corp. 22,600	538
York International Corp. 18,600	729
	7,806

Railroads 0.6%

Union Pacific Corp. 20,600	**1,214**

Real Property 0.2%

Boston Properties, Inc. 6,700	**315**

Retail 7.0%

• American Eagle Outfitters, Inc. 41,000	1,053
• Costco Cos., Inc. 50,000	1,873
Family Dollar Stores, Inc. 18,700	601
Home Depot, Inc. 16,800	591
J.C. Penny Co., Inc. 37,700	1,277
Lowe's Cos., Inc. 25,400	1,322
Talbots, Inc. 23,500	821
Target Corp. 30,300	1,314

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
⑨ The Gap, Inc. 110,000	2,421
Tiffany & Co. 40,000	1,560
Wal-Mart Stores, Inc. 16,750	955
	13,788
Telephone 2.5%	
Alltel Corp. 33,200	1,671
• Liberty Media Corp., Class A 190,000	2,079
• NII Holdings, Inc. 30,600	1,071
	4,821
Travel & Recreation 2.0%	
⑦ Carnival Corp. 63,400	2,705
Harrah's Entertainment, Inc. 14,350	763
Starwood Hotel & Resorts Worldwide, Inc. 9,700	386
	3,854
Utilities: Electric & Gas 0.9%	
Dominion Resources, Inc. 26,700	**1,704**
Foreign Common Stock 1.0% of net assets	
South Korea 0.4%	
Samsung Electronics Co. Ltd. Preferred 1,800	**854**
United Kingdom 0.6%	
Lloyds TSB Group PLC 144,800	**1,082**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 0.3% of net assets		
U.S. Government Securities 0.3%		
U.S. Treasury Bills		
▲ 0.88%, 06/17/04	40	40
▲ 0.92%, 06/17/04	600	599
		639

Security and Number of Shares	Value ($ x 1,000)
Other Investments 6.7% of net assets	
Other Investment Companies 6.7%	
▲ Provident Institutional Funds—TempCash 3,092,032	3,092
▲ Provident Institutional Funds—TempFund 9,882,955	9,883
	12,975

End of investments.

Statement of
Assets and Liabilities

As of April 30, 2004, unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at market value	$195,184
Receivables:	
Fund shares sold	90
Dividends	241
Investments sold	1,624
Prepaid expenses	+ 28
Total assets	**197,167**

The fund paid $172,156 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$79,531
Sales/maturities	$63,469

Liabilities

Payables:	
Fund shares redeemed	111
Investments bought	1,273
Due to brokers for futures	46
Investment adviser and administrator fees	24
Transfer agency and shareholder service fees	3
Accrued expenses	+ 39
Total liabilities	**1,496**

Net Assets

Total assets	197,167
Total liabilities	− 1,496
Net assets	**$195,671**

These derive from investments, foreign currency transactions and futures. As of the report date, the fund had twenty-three open S&P 500 futures contracts due to expire on June 18, 2004, with an aggregate net contract value of 6,360 and a net unrealized loss of $21.

Net Assets by Source

Capital received from investors	227,468
Net investment loss	(194)
Net realized capital losses	(54,608)
Net unrealized capital gains	23,005

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$195,671		18,829		$10.39

Federal Tax Data

Portfolio cost	$173,706
Net unrealized gains and losses:	
Gains	$26,804
Losses	+ (5,326)
	$21,478

As of October 31, 2003:

Undistributed earnings:

Ordinary income	$—
Long-term capital gains	$—

Unused capital losses:

Expires 10/31 of:	Loss amount:
2009	$27,772
2010	34,385
2011	+ 604
	$62,761

See financial notes. 21

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Investment Income

Dividends		$982
Interest	+	3
Total investment income		**985**

Net Realized Gains and Losses

Net realized gains on investments sold		8,900
Net realized gains of futures contracts		689
Net realized losses on foreign currency	+	(12)
Net realized gains		**9,577**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(2,055)
Net unrealized losses on futures contracts		(190)
Net unrealized losses on foreign currency	+	(2)
Net unrealized losses		**(2,247)**

Expenses

Investment adviser and administrator fees		943
Transfer agent and shareholder service fees		236
Trustees' fees		3
Custodian and portfolio accounting fees		62
Professional fees		19
Registration fees		10
Shareholder reports		37
Other expenses	+	2
Total expenses		1,312
Expense reduction	−	133
Net expenses		**1,179**

Increase in Net Assets From Operations

Total investment income		985
Net expenses	−	1,179
Net investment loss		**(194)**
Net realized gains		9,577
Net unrealized losses	+	(2,247)
Increase in net assets from operations		**$7,136**

Unless stated, all numbers x 1,000.

An additional $1 was withheld for foreign taxes.

Calculated as 1.00% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment advisor (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 1.25% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $7,330.

Statements of
Changes in Net Assets

For the current and prior report period. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment loss	($194)	($170)
Net realized gains	9,577	30
Net unrealized gains or losses +	(2,247)	40,130
Increase in net assets from operations	**$7,136**	**$39,990**

Transactions in Fund Shares

	11/1/03–4/30/04 SHARES	VALUE	11/1/02–10/31/03 SHARES	VALUE
Shares sold	4,026	$42,764	3,184	$28,358
Shares redeemed +	(2,162)	(22,848)	(3,420)	(28,461)
Net transactions in fund shares	**1,864**	**$19,916**	**(236)**	**($103)**

Shares Outstanding and Net Assets

	11/1/03–4/30/04 SHARES	NET ASSETS	11/1/02–10/31/03 SHARES	NET ASSETS
Beginning of period	16,965	$168,619	17,201	$128,732
Total increase or decrease +	1,864	27,052	(236)	39,887
End of period	**18,829**	**$195,671**	**16,965**	**$168,619**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment loss in the amount of $194 at the end of the current period.

Schwab Balanced MarketMasters Fund

Financial Statements

Financial Highlights

	11/1/03– 4/30/04*	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	11.07	9.35	10.12	13.44	13.44	11.36
Income or loss from investment operations:						
Net investment income	0.04	0.12	0.20	0.43	0.45	0.27
Net realized and unrealized gains or losses	0.48	1.75	(0.73)	(2.12)	1.18	2.11
Total income or loss from investment operations	0.52	1.87	(0.53)	(1.69)	1.63	2.38
Less distributions:						
Dividends from net investment income	(0.13)	(0.15)	(0.24)	(0.52)	(0.35)	(0.30)
Distributions from net realized gains	–	–	–	(1.11)	(1.28)	–
Total distributions	(0.13)	(0.15)	(0.24)	(1.63)	(1.63)	(0.30)
Net asset value at end of period	11.46	11.07	9.35	10.12	13.44	13.44
Total return (%)	4.75 [1]	20.25	(5.55)	(13.95)	12.00	21.28
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	1.10 [2]	1.10	0.76 [3,4]	0.50 [4]	0.51 [4,5]	0.50 [4]
Gross operating expenses	1.31 [2]	1.33	1.10 [4]	0.89 [4]	0.90 [4]	0.95 [4]
Net investment income	0.70 [2]	1.13	1.89	3.67	3.18	2.20
Portfolio turnover rate	129 [1]	256	380	95	114	244
Net assets, end of period ($ x 1,000,000)	128	109	97	118	153	122

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.72% if certain non-routine expenses (proxy fees) had not been included.

[4] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

[5] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for futures contracts

◆ American Depositary Receipt

✚ Credit-enhanced security

■ Collateral for Short Sales

◗ Delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category	Cost/Proceeds ($x1,000)	Value ($x1,000)
62.9% Common Stock	72,634	80,241
5.5% Foreign Government Securities	6,990	7,033
3.8% U.S. Government Securities	4,927	4,888
2.4% Corporate Bonds	2,841	3,020
1.9% Municipal Bonds	2,508	2,466
1.6% Agency Mortgage-Backed Securities	2,092	2,077
1.0% Non-Agency Mortgage-Backed Securities	1,266	1,265
19.3% Short-Term Investments	24,672	24,672
6.2% Other Investments	7,889	7,889
0.0% Options	2	2
104.6% Total Investments	125,821	133,553
(8.8%) Short Sales	(11,405)	(11,254)
(0.1%) Options Written	(214)	(115)
4.3% Other Assets and Liabilities, Net		5,435
100.0% Total Net Assets		127,619

Security and Number of Shares	Value ($ x 1,000)

Common Stock 62.9% of net assets

Alcoholic Beverages 0.3%

■ Coors (Adolph) Co., Class B 5,100	**335**

Apparel 0.4%

■ Jones Apparel Group, Inc. 4,100	150
■• Timberland Co., Class A 5,000	314
	464

Automobile Products / Motor Vehicles 1.3%

■▲ Autoliv, Inc. 9,400	400
■ Ford Motor Co. 22,900	352
▲ Genuine Parts Co. 8,800	315
◆▲ Magna International, Inc. 3,200	253
■ SPX Corp. 3,500	155
■• United Defense Industries, Inc. 4,800	166
	1,641

Banks 5.2%

■▲❻ Bank of America Corp. 18,100	1,457
▲ Brookline Bancorp, Inc. 14,100	200
▲ Compass Bancshares, Inc. 6,000	230
■◆ Doral Financial Corp. 10,350	339
■ J.P. Morgan Chase & Co. 12,700	478
■ Keycorp 15,400	457
▲ Mercantile Bankshares Corp. 5,400	232
■ National City Corp. 15,100	524
▲ National Commerce Financial Corp. 8,600	229
▲ Peoples Bank 3,400	143
■▲ PNC Financial Services Corp. 10,500	558
▲ Southtrust Corp. 7,600	236
■ UnionBanCal Corp. 6,400	342
■ Wachovia Corp. 17,300	791
■ Westcorp 3,500	154
▲ Wilmington Trust Co. 3,800	132
■ Zions Bancorp. 2,500	141
	6,643

Business Machines & Software 2.6%

▲ 3Com Corp. 22,700	140
▲• Advanced Digital Information Corp. 2,400	25

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
■▲ Autodesk, Inc. 8,900	298
■▲• Cisco Systems, Inc. 38,450	802
▲• Dell Computer Corp. 15,750	547
▲• EMC Corp. 24,200	270
▲• Integrated Device Technology, Inc. 10,300	139
▲• Maxtor Corp. 19,300	126
▲ Microsoft Corp. 24,300	631
■• NCR Corp. 800	36
▲• Siebel Systems, Inc. 15,450	159
▲• Xerox Corp. 10,000	134
	3,307
Business Services 3.6%	
■• Accenture Ltd. 14,300	340
■▲ Cendant Corp. 41,900	992
▲• Check Point Software Technologies Ltd. 6,900	162
▲• CheckFree Corp. 5,200	156
■ Deluxe Corp. 7,400	306
▲• DigitalNet Holdings, Inc. 1,000	24
▲• Ebay, Inc. 3,900	311
▲ First Data Corp. 5,250	238
▲ H&R Block, Inc. 1,400	63
▲• IDT Corp. 7,900	147
▲• Internet Security Systems, Inc. 9,500	126
▲• Jacobs Engineering Group, Inc. 2,400	100
▲• Lamar Advertising Co. 4,500	185
▲• Netiq Corp. 10,000	129
▲• Nortel Networks Corp. 41,550	155
■• Polycom, Inc. 5,100	97
▲• Priority Healthcare Corp., Class B 7,400	148
▲ Republic Services, Inc., Class A 8,100	234
▲• Sirius Satellite Radio, Inc. 31,500	104
▲ The ServiceMaster Co. 11,400	138
▲• Veritas Software Corp. 8,400	224
▲• Verity, Inc. 6,300	78
▲• WebMD Corp. 13,800	121
▲• Wireless Facilities, Inc. 6,200	60
	4,638
Chemical 0.5%	
▲ Air Products & Chemicals, Inc. 3,400	169

Security and Number of Shares	Value ($ x 1,000)
▲• Entegris, Inc. 17,250	175
▲ Lubrizol Corp. 7,500	239
	583
Construction 1.6%	
■ D.R. Horton, Inc. 13,200	380
▲ Fluor Corp. 2,700	103
■• Hovnanian Enterprises, Inc. 5,000	180
■ KB Home 4,100	283
■• NVR, Inc. 600	271
▲ Pulte Corp. 4,200	206
▲ Standard Pacific Corp. 2,000	101
■ The Ryland Group, Inc. 3,900	308
■ The Stanley Works 5,300	225
	2,057
Consumer Durables 0.7%	
▲ Hillenbrand Industries, Inc. 4,300	290
▲ La-Z-Boy Chair Co. 8,000	167
■• Rent-A-Center, Inc. 3,000	88
▲• Tempur-Pedic International, Inc. 23,200	362
	907
Containers 0.1%	
■ Ball Corp. 2,200	**145**
Electronics 5.3%	
▲• Agilent Technologies, Inc. 8,050	218
▲• Altera Corp. 5,100	102
▲• American Power Conversion Corp. 9,000	168
▲• Applied Materials, Inc. 26,600	485
▲• Applied Micro Circuits Corp. 58,450	258
■• Arrow Electronics, Inc. 6,700	169
■• Avnet, Inc. 10,200	221
▲• Cox Radio, Inc. 9,050	187
▲• Cypress Semiconductor Corp. 12,750	178
▲• Fairchild Semiconductor Corp. 30,450	593
▲ Intel Corp. 42,550	1,095
▲• Jabil Circuit, Inc. 12,450	329
▲• LAM Research Corp. 23,950	530
▲• LSI Logic Corp. 27,400	204
■ Motorola, Inc. 7,800	142

Security and Number of Shares	Value ($ x 1,000)
▲• Newport Corp. 4,200	62
▲• NVIDIA Corp. 9,500	195
▲• Pinnacle Systems, Inc. 18,600	146
■• Plantronics, Inc. 5,600	213
▲• QLogic Corp. 2,300	62
▲ Qualcomm, Inc. 600	38
■ Scientific Atlanta, Inc. 9,800	317
▲• Synopsys, Inc. 5,700	152
▲ Texas Instruments, Inc. 9,200	231
▲• Ultra Clean Holdings, Inc. 15,050	112
▲• Uniphase Corp. 85,500	260
▲• Zoran Corp 4,000	66
	6,733

Energy: Raw Materials 2.0%

▲ Anadarko Petroleum Corp. 2,400	129
▲ Arch Coal, Inc. 4,300	132
▲ Burlington Resources, Inc. 2,000	134
■ Canadian Natural Resources Ltd. 2,900	160
▲• Cooper Cameron Corp. 4,000	193
▲ Devon Energy Corp. 2,800	171
▲ EOG Resources, Inc. 4,400	217
▲• Forest Oil Corp. 6,900	181
■ Hewlett Packard Co. 7,600	150
▲ Joy Global, Inc. 5,300	139
▲• Key Energy Group, Inc. 13,500	144
▲ Noble Energy, Inc. 3,100	143
■ Occidental Petroleum Corp. 9,100	429
■ Valero Energy Corp. 2,700	172
▲• Weatherford International Ltd. 1,400	61
	2,555

Food & Agriculture 1.4%

■ Agrium, Inc. 19,800	246
■▲ Bunge Ltd. 8,200	304
▲ Fresh del Monte Produce, Inc. 4,400	103
▲ H.J. Heinz Co. 5,100	195
■▲ Supervalu, Inc. 19,100	588
■ Tyson Foods, Inc. 22,500	421
	1,857

Security and Number of Shares	Value ($ x 1,000)
Healthcare / Drugs & Medicine 6.0%	
▲ Abbott Laboratories 7,600	334
▲ Allergan, Inc. 3,400	299
▲• Amgen, Inc. 5,150	290
■• Apogent Technologies, Inc. 11,900	386
■ Bausch & Lomb, Inc. 2,800	176
▲• Boston Scientific Corp. 2,550	105
■ Bristol-Meyers Squibb Co. 6,900	173
▲• Caremark Rx, Inc. 10,900	369
▲• Covance, Inc. 4,300	145
▲• Cytec Corp. 7,400	158
▲• Genentech, Inc. 1,200	147
▲• Genzyme Corp. 5,800	253
▲ HCA, Inc. 2,200	89
▲ Invacare Corp. 1,800	72
▲ Johnson & Johnson, Inc. 11,450	619
■• King Pharmaceuticals, Inc. 11,700	202
▲• Laboratory Corporation of America 5,200	207
▲• Lifepoint Hospitals, Inc. 3,600	129
▲ Manor Care, Inc. 5,200	169
▲ McKesson Corp. 7,550	248
■ Merck & Co., Inc. 6,700	315
▲ Mylan Laboratories, Inc. 8,550	196
▲ Omnicare, Inc. 4,200	174
■• Pacificare Health Systems, Inc. 4,100	147
▲ Pfizer, Inc. 27,750	992
▲• Province Healthcare Co. 8,200	131
▲• St. Jude Medical, Inc. 3,500	267
▲• Steris Corp. 11,200	248
▲• Univision Communications, Inc. 5,600	189
▲ Wyeth 7,950	303
▲• Zimmer Holdings, Inc. 2,100	168
	7,700

Household Products 0.1%

▲ Procter & Gamble Co. 1,450	**153**

Insurance 3.1%

■▲ Aetna, Inc. 4,900	406
■ Allstate Corp. 11,900	546
▲ Cincinnati Financial Corp. 5,670	232

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
▲ Everest Reinsurance Group Ltd. 1,500	128
■ Fidelity National Financial, Inc. 10,037	367
■ First American Financial Corp. 6,200	168
■ Fremont General Corp. 11,300	244
▲ Lincoln National Corp. 2,000	90
■ Loews Corp. 3,600	209
▲ Mercury General Corp. 3,100	158
▲ Old Republic International Corp. 12,750	296
■ PMI Group, Inc. 8,400	361
■ Principal Financial Group, Inc. 11,300	399
■ RenaissanceRe Holdings Ltd. 2,900	153
■ Torchmark Corp. 4,300	224
	3,981

Media 3.3%

▲ Belo Corp., Class A 4,600	131
▲ Clear Channel Communications, Inc. 9,050	376
▲• Comcast Corp., Class A 10,050	291
▲• EchoStar Communications Corp. 8,250	274
▲• Entercom Communications Corp. 4,450	203
▲ Gannett, Inc. 3,950	342
■▲ McGraw Hill Cos., Inc. 5,100	402
■• PanAmSat Corp. 7,900	182
▲ The Walt Disney Co. 19,200	442
■▲• Time Warner, Inc. 45,800	770
▲• Tom Brown, Inc. 4,800	230
▲ Viacom, Inc., Class B 12,900	499
▲• Westwood One, Inc. 3,850	114
	4,256

Miscellaneous Finance 7.7%

■ A.G. Edwards, Inc. 9,000	329
■▲ Astoria Financial Corp. 12,000	413
▲• Berkshire Hathaway, Inc., Class B 126	393
▲ CIT Group, Inc. 7,600	261
■▲❷ Citigroup, Inc. 54,150	2,604
■ Countrywide Credit Industries, Inc. 7,800	462
▲ Federated Investors, Inc. 5,500	162
■ Flagstar Bancorp, Inc. 9,400	192
■ Franklin Resources, Inc. 4,600	252
■ GreenPoint Financial Corp. 4,400	172
▲ Home Properties of New York, Inc. 5,500	205

Security and Number of Shares	Value ($ x 1,000)
■ Independence Community Bank Corp. 4,100	149
■ IndyMac Bankcorp., Inc. 9,500	305
■▲ IPC Holdings Ltd. 12,800	471
■ LNR Property Corp. 3,000	151
■ MBNA Corp. 8,400	205
■ MDC Holdings, Inc. 4,400	272
▲ Merrill Lynch & Co., Inc. 5,550	301
■ Morgan Stanley 6,600	339
▲ Provident Financial Services, Inc. 8,500	153
▲ SEI Investments Co. 3,700	109
■ The Bear Stearns Cos., Inc. 4,900	393
▲ The Goldman Sachs Group, Inc. 4,200	405
▲ Waddell & Reed Financial, Inc. 6,600	147
▲ Washington Federal, Inc. 15,820	370
■ Washington Mutual, Inc. 12,000	473
■ Webster Financial Corp. 3,600	157
	9,845

Non-Durables & Entertainment 1.2%

■• Activision, Inc. 17,850	269
▲• American Greetings Corp., Class A 7,400	152
▲• Brinker International, Inc. 5,800	223
■ Darden Restaurants, Inc. 14,100	319
■• Energizer Holdings, Inc. 4,200	182
■ Hasbro, Inc. 2,300	43
▲ International Game Technology, Inc. 3,950	149
▲• Mattel, Inc. 8,600	146
	1,483

Non-Ferrous Metals 0.6%

■ Alcan Aluminum Ltd. 3,600	145
■ Engelhard Corp. 11,300	328
■• Inco Ltd. 6,100	175
■• Phelps Dodge Corp. 2,000	132
	780

Oil: Domestic 3.0%

■ Amerada Hess Corp. 5,200	370
▲• Cal Dive International, Inc. 6,600	178
■ Chevron Corp. 3,700	339
■ Conoco Phillips 11,200	799

Security and Number of Shares	Value ($ x 1,000)
■▲ Marathon Oil Corp. 16,600	557
▲• National Oilwell, Inc. 2,900	81
▲• Newfield Exploration Co. 4,100	216
■▲• Precision Drilling Corp. 6,500	311
■ Sunoco, Inc. 6,400	403
■▲ Teekay Shipping Corp. 6,600	401
▲• Varco International, Inc. 6,200	128
	3,783
Oil: International 0.5%	
■ Exxon Mobil Corp. 12,200	519
▲ Global SantaFe Corp. 4,400	116
	635
Optical & Photo 0.3%	
▲ Imation Corp. 2,900	113
■• Ingram Micro, Inc., Class A 18,900	226
	339
Paper & Forest Products 0.5%	
■ Louisiana-Pacific Corp. 11,800	278
▲ Rayonier, Inc. 5,575	218
▲ Temple-Inland, Inc. 2,300	142
	638
Producer Goods & Manufacturing 2.1%	
▲ Albany International Corp. Class A 800	24
▲ Caterpillar, Inc. 2,500	194
▲ Emerson Electric Co. 6,750	407
▲ Federal Signal Corp. 4,700	86
▲ General Electric Co. 35,250	1,056
■ Grainger, Inc. 7,800	409
▲ Harsco Corp. 2,400	104
■ Hon Industries, Inc. 2,900	107
▲• Mettler-Toledo International, Inc. 2,300	103
▲ Pentair, Inc. 800	48
▲ Trinity Industries, Inc. 3,700	112
	2,650
Railroad & Shipping 0.2%	
■ Burlington Northern Santa Fe Corp. 3,000	98
▲• Kansas City Southern Industries, Inc. 9,300	129
	227

Security and Number of Shares	Value ($ x 1,000)
Real Property 0.3%	
▲ Plum Creek Timber Co., Inc. 3,300	97
▲ Prentiss Properties Trust 5,500	176
▲ Weingarten Realty Investors 3,000	87
	360
Retail 2.6%	
■• Ann Taylor Stores Corp. 3,800	154
▲• Big Lots, Inc. 12,300	174
■• BJ's Wholesale Club, Inc. 8,200	199
■ Claire's Stores, Inc. 7,800	159
▲ CVS Corp. 4,600	178
▲ Family Dollar Stores, Inc. 8,500	273
■• Federated Department Stores, Inc. 9,200	451
▲ Home Depot, Inc. 7,700	271
■• Kroger Co. 21,300	373
■▲• Safeway, Inc. 13,100	301
▲ Talbots, Inc. 3,300	115
■• Radio Shack Corp. 4,300	132
▲• Toys 'R' Us, Inc. 11,400	176
▲ Wal-Mart Stores, Inc. 7,500	427
	3,383
Steel 0.4%	
■ Nucor Corp. 5,700	339
▲• Steel Dynamics, Inc. 6,200	149
	488
Telephone 2.0%	
▲ Alltel Corp. 5,200	262
■ BellSouth Corp. 26,100	674
▲• Liberty Media Corp., Class A 15,700	172
■• NII Holdings, Inc. 4,500	157
■ SBC Communications, Inc. 15,600	388
■ Telephone & Data Systems, Inc. 4,500	297
■ Verizon Communications, Inc. 15,600	589
	2,539
Tobacco 0.5%	
■ Altria Group, Inc. 3,100	172
■ R.J. Reynolds Tobacco Holdings, Inc. 6,400	415
	587

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Travel & Recreation 0.9%	
■• Brunswick Corp. 7,800	321
◆▲• Fairmont Hotels & Resorts, Inc. 7,000	173
▲ Harrah's Entertainment, Inc. 6,500	346
■ Mandalay Resort Group 2,600	149
■• MGM MIRAGE 4,000	183
	1,172
Trucking & Freight 0.7%	
▲• CNF, Inc. 5,200	190
▲• Laidlaw International, Inc. 18,800	260
■ Ryder Systems, Inc. 8,800	324
▲ U.S. Freightways Corp. 4,600	153
	927
Utilities: Electric & Gas 1.9%	
■ Alliant Energy Corp. 6,000	149
■ Constellation Energy Group, Inc. 5,100	196
■• Edison International 17,300	405
■ Entergy Corp. 2,400	131
■ Exelon Corp. 2,100	141
■ Northeast Utilities 13,200	242
▲ Oneok, Inc. 5,900	124
■ Sempra Energy 6,300	200
■ Texas Genco Holdings, Inc. 6,900	244
■ TXU Corp. 7,900	270
■ Wisconsin Energy Corp. 6,400	201
■ Xcel Energy, Inc. 8,800	147
	2,450

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Foreign Government Securities 5.5% of net assets		
Bundes Republic of Deutschland		
▶❶ Series 00		
5.25%, 07/04/10	2,800	3,646
▶❸ Series 99		
3.75%, 01/04/09	1,900	2,320
▶ UK Treasury Gilt		
5.00%, 09/07/14	600	1,067
		7,033

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 3.8% of net assets		
U.S. Treasury Bond		
7.50%, 11/15/16	450	559
■ 5.50%, 08/15/28	100	102
■ 5.38%, 02/15/31	60	61
U.S. Treasury Note		
■❺ 2.00%, 11/30/04	1,500	1,507
■ 1.75%, 12/31/04	500	501
❹ 1.63%, 04/30/05	2,000	2,001
■ U.S. Treasury Stripped Bond		
0.00%, 11/15/16	300	157
		4,888
Corporate Bonds 2.4% of net assets		
Fixed-Rate Obligations 1.9%		
■ AT&T Corp.		
8.50%, 11/15/31	90	96
Centerpoint Energy Series B		
8.13%, 07/15/05	100	106
DaimlerChrysler NA Holding		
7.40%, 01/20/05	400	415
■ El Paso Corp.		
7.80%, 08/01/31	100	79
7.75%, 01/15/32	150	118
Federal Republic of Brazil Series C		
8.00%, 04/15/14	352	325
■ Ford Motor Co.		
8.90%, 01/15/32	500	557
Pemex Project Funding Master Trust		
9.13%, 10/13/10	250	294
PP&L Capital Funding Series C		
7.75%, 04/15/05	100	105
■ Republic of Panama		
9.38%, 01/16/23	250	263
		2,358
Variable-Rate Obligations 0.5%		
Alcan, Inc., 144A		
1.43%, 06/08/04	200	200
■ Entergy Gulf States, 144A		
2.01%, 06/18/04	200	201

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Federal Republic of Brazil *Series EI* 2.06%, 10/15/04	64	61
PG&E Corp. 1.81%, 07/06/04	200	200
		662

Municipal Bonds 1.9% of net assets

Fixed-Rate Obligations 1.5%

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California State *Revenue Anticipation Note Warrant,* *Series A* 2.00%, 06/16/04	300	300
■ Golden State, California Securitization Corp. *Revenue Bond, Series 2003-A-1* 6.25%, 06/01/33	250	234
■+ Massachusetts State Water Resource Authority *General Revenue Bond, Series 2002J* 5.00%, 08/01/32	250	250
■ Tobacco Settlement Financing Corp. of Rhode Island *Revenue Bond, Series 2002A* 6.25%, 06/01/42	500	439
■+ Triborough, New York Bridge & Tunnel Authority *Revenue Bond, Series 2002B* 5.00%, 11/15/32	750	743
		1,966

Variable-Rate Obligations 0.4%

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Missouri Higher Education Loan Authority *Student Loan Revenue Bond,* *Series 2001UU* 1.11%, 05/04/04	500	**500**

Agency Mortgage-Backed Securities 1.6% of net assets

Collateralized Mortgage Obligations 0.3%

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fannie Mae *Series 2003-3 Class PA* 4.50%, 08/25/09	176	179

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Freddie Mac *Series 2535 Class DT* 5.00%, 09/15/16	198	203
Series 2504 Class B 6.00%, 08/15/26	29	29
		411

U.S. Government Agency Mortgages 1.3%

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fannie Mae *Pool# 535846* 6.00%, 04/01/16	60	62
Pool# 662469 5.00%, 09/01/17	289	291
Pool# 703711 5.00%, 02/01/18	144	145
Pool# 555454 6.00%, 03/01/18	42	44
Pool# 555602 5.00%, 06/01/18	83	84
Pool# 757506 5.00%, 02/01/19	248	250
ARM Pool# 606116 4.75%, 09/01/31	44	46
Pool# 732153 4.50%, 07/01/33	171	161
Pool# 733910 4.50%, 08/01/33	216	203
Freddie Mac *Pool# C90580* 6.00%, 09/01/22	369	380
		1,666

Non-Agency Mortgage-Backed Securities 1.0% of net assets

Fixed-Rate Obligations 0.4%

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bank of America Mortgage Securities *Series 2004-2 Class 5A1* 6.50%, 10/25/19	332	343
Residential Funding Mortgage Security I *Series 2003-S9 Class A1* 6.50%, 03/25/32	140	143
		486

Variable-Rate Obligations 0.6%

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bear Stearns Adjustable Rate Mortgage Trust *Series 2002-9 Class 2A* 5.30%, 05/01/04	135	136

Portfolio Holdings continued

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Series 2002-11 Class 1A1		
5.68%, 05/01/04	149	150
Series 2002-5 Class 6A		
6.05%, 05/01/04	68	68
Structured Asset Securities Corp.		
Series 2002-13 Class 2A1		
1.59%, 05/25/04	343	344
Wells Fargo Mortgage Backed Securities Trust		
Series 2002-E Class 2A1		
5.22%, 05/01/04	80	81
		779

Short-Term Investments 19.3% of net assets

U.S. Government Securities 3.5%

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fannie Mae		
1.00%, 06/09/04	200	200
U.S. Treasury Bills		
▲ 0.93%, 06/03/04	215	215
▲ 0.94%, 06/03/04	60	60
1.02%, 06/03/04	800	799
❼ 0.99%, 06/10/04	1,400	1,399
▲ 0.89%, 06/17/04	10	10
▲ 0.92%, 06/17/04	600	599
▲ 0.94%, 06/17/04	270	270
0.96%, 06/17/04	900	899
		4,451

Commercial Paper & Other Corporate Obligations 15.8%

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Alcon Capital Corp., Section 4(2)		
1.12%, 08/26/04	400	398
Altria Group, Inc.		
1.80%, 10/29/04	350	350
AMRO N.A. Finance, Inc.		
1.03%, 06/11/04	700	699
ANZ (Delaware), Inc.		
1.02%, 06/10/04	900	899
1.03%, 06/22/04	300	299
Barclays U.S. Funding Corp.		
❾ 1.02%, 05/21/04	1,100	1,099
1.03%, 06/08/04	100	100
CBA (Delaware) Finance, Inc.		
1.03%, 05/10/04	1,000	1,000
1.02%, 06/09/04	200	200
CDC Commercial Corp., Section 4(2)		
1.05%, 07/07/04	1,000	998

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Danske Corp.		
1.03%, 05/12/04	100	100
❿ 1.02%, 06/08/04	1,100	1,099
Euro Investment Bank		
1.01%, 06/15/04	1,100	1,098
1.02%, 06/15/04	100	100
General Electric Capital Corp.		
1.05%, 07/07/04	100	100
1.04%, 07/08/04	100	100
1.06%, 07/12/04	900	898
HBOS Treasury Services PLC		
1.03%, 06/21/04	200	200
1.06%, 07/16/04	900	898
KFW International Finance, Section 4(2)		
1.11%, 08/20/04	1,000	997
1.11%, 08/23/04	800	797
Nestle Capital Corp. Section 4(2)		
1.02%, 05/06/04	700	700
❽ Royal Bank of Scotland		
1.02%, 05/12/04	1,100	1,100
Shell Finance, PLC		
1.02%, 05/12/04	800	800
Svenska Handelsbanken, Inc.		
1.03%, 05/24/04	1,100	1,099
Swedish National Housing Finance, Section 4(2)		
1.06%, 07/16/04	1,000	998
Toyota Motor Credit		
1.04%, 06/08/04	800	799
UBS Finance, Inc.		
1.03%, 06/10/04	1,000	999
1.02%, 06/24/04	200	200
Westpac Capital Corp.		
1.02%, 06/04/04	200	200
1.09%, 08/12/04	900	897
		20,221

Security and Number of Shares	Value ($ x 1,000)

Other Investments 6.2% of net assets

Other Investment Companies 6.2%

Security and Number of Shares	Value ($ x 1,000)
▲ Provident Institutional Funds— TempCash 1,463,709	1,464
▲ Provident Institutional Funds— TempFund 6,425,232	6,425
	7,889

Security Description	Number of Contracts	Value ($ x 1,000)
Options 0.0% of net assets		
Put Options 0.0%		
U.S. Treasury Note Futures, Strike Price 97, Expires 05/21/04	105	2
RUIX Index Futures, Strike Price 104.50, Expires 05/24/04	23	–
3 Month Euro Euribor Futures, Strike Price 96, Expires 12/13/04	11	–
3 Month Euro Euribor Futures, Strike Price 95.875, Expires 12/13/04	5	–
90 Day LIBOR Futures, Strike Price 91.75, Expires 12/15/04	5	–
90 Day LIBOR Futures, Strike Price 91, Expires 03/16/05	3	–
		2

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short Sales 8.8% of net assets		
U.S. Government Securities 8.8%		
U.S. Treasury Note		
4.38%, 05/15/07	500	521
4.00%, 11/15/12	1,100	1,072
3.88%, 02/15/13	4,800	4,618
3.63%, 05/15/13	3,200	3,020
4.25%, 08/15/13	200	197
4.00%, 02/15/14	1,900	1,826
		11,254

Security Description	Number of Contracts	Value ($ x 1,000)
Options Written 0.1% of net assets		
Call Options 0.1%		
3 Month LIBOR, Strike Price 3.80, Expires 10/07/04	50	1
3 Month LIBOR, Strike Price 4.00, Expires 10/31/05	70	4
3 Month LIBOR, Strike Price 5.00, Expires 01/07/05	370	91
U.S. Treasury Note Futures, Strike Price 115, Expires 05/21/04	11	0
U.S. Treasury Note Futures, Strike Price 115, Expires 08/27/04	5	2
U.S. Treasury Note Futures, Strike Price 116, Expires 05/21/04	1	–
		98
Put Options 0.0%		
3 Month LIBOR, Strike Price 6.00, Expires 10/07/04	50	2
3 Month LIBOR, Strike Price 7.00, Expires 01/07/05	370	7
3 Month LIBOR, Strike Price 7.00, Expires 10/31/05	70	7
U.S. Treasury Note Futures, Strike Price 107, Expires 05/21/04	17	1
		17

End of short sales and options written.

In addition to the above, the fund held the following at 4/30/04. All numbers x 1,000.

Swap Agreements		
	Notional Amount	Unrealized Gains/(Losses)
British Pounds		
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 4.25%, expires 03/17/05, Morgan Stanley	4,500	(26)
European Euro		
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 5.00%, expires 06/16//04, UBS AG	2,300	(92)
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 4.00%, expires 03/15/05, Barclays Bank	300	1
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 4.00%, expires 12/21/05, Goldman Sachs	1,200	(8)
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 4.00%, expires 12/21/05, Barclays Bank	1,100	(5)
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 4.00%, expires 03/15/05, JP Morgan Chase	800	(2)
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 5.00%, expires 06/16/04, Morgan Stanley	100	–
U.S. Dollars Credit Default		
Eii Lilly & Co. Rate 0.16%, expires 12/20/08, Barclays Bank PLC	100	–
Johnson & Johnson, Inc. Rate 0.11%, expires 12/20/08, Lehman Brothers, Inc.	100	–
Eaton Corp. Rate 0.28%, expires 12/20/08, Citibank N.A.	100	–
Whirlpool Corp. Rate 0.29%, expires 12/20/08, Lehman Brothers, Inc.	100	–
Home Depot, Inc. Rate 0.12%, expires 12/20/08, Lehman Brothers, Inc.	100	–

All numbers x 1,000 except number of futures contracts.

Swap Agreements (continued)		
	Notional Amount	Unrealized Gains/(Losses)
Fedex Corp. Rate 0.29%, expires 12/20/08, Citibank N.A.	100	–
Allstate Corp. Rate 0.26%, expires 12/20/08, Morgan Stanley	100	–
Wal-mart Stores, Inc. Rate 0.14%, expires 12/20/08, Citibank N.A.	200	–
Ingersoll-Rand Co. Ltd. Rate 0.32%, expires 12/20/08, Merrill Lynch	100	–
Emerson Electric Co. Rate 0.21%, expires 12/20/08, Morgan Stanley	100	–
AutoZone, Inc. Rate 0.35%, expires 12/20/08, UBS, AG	200	1
Radioshack Corp. Rate 0.35%, expires 12/20/08, Lehman Brothers, Inc.	100	–
Masco Corp. Rate 0.30, expires 12/20/08, Lehman Brothers, Inc.	100	–
Discount		
Spread Lock Rate 0.3150%, expires 06/21/04, Goldman Sachs Capital Markets, L.P.	700	–
Spread Lock Rate 0.3775%, expires 06/21/04, Goldman Sachs Capital Markets, L.P.	200	2
Spread Lock Rate 0.3175%, expires 06/23/04, Goldman Sachs Capital Markets, L.P.	700	–
Spread Lock Rate 0.3775%, expires 06/23/04, Goldman Sachs Capital Markets, L.P.	700	5
		(124)

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains/(Losses)
S&P 500 Index, Long expires 06/18/04	19	5,254	(17)
90 Day Eurodollar, Long expires 03/16/09	1	235	–-
90 Day Eurodollar, Long expires 06/16/08	1	236	–
90 Day Eurodollar, Long expires 09/15/08	1	236	–
90 Day Eurodollar, Long expires 12/15/08	1	236	–
90 Day Eurodollar, Long expires 06/13/05	2	484	(1)

All numbers x 1,000 except number of futures contracts.

Futures Contracts (continued)

	Number of Contracts	Contract Value	Unrealized Gains/(Losses)
90 Day Eurodollar, Long expires 06/18/07	2	475	(1)
90 Day Eurodollar, Long expires 12/13/04	2	489	(3)
10 Year, Long U.S. Treasury Note, expires 06/21/04	204	22,542	(539)
10 Year, Long U.S. Treasury Note, expires 09/21/04	34	3,709	(63)
20 Year, Short U.S. Treasury Note, expires 06/21/04	2	214	10
90 Day LIBOR, Long expires 06/17/04	1	212	(2)
90 Day LIBOR, Long expires 03/16/05	3	631	(10)
90 Day LIBOR, Long expires 09/15/04	1	211	(2)
90 Day LIBOR, Long expires 12/15/04	5	1,053	(4)
3 Month, Long Eurodollar LIBOR, expires, 06/13/05	3	874	(4)
3 Month, Long Eurodollar LIBOR, expires, 12/13/04	8	2,342	—
10 Year, Long Eurobond, expires, 06/08/04	8	1,094	(20)
5 Year, Long Euro-Bobl, expires 06/08/04	13	1,737	(21)
			(677)

Forward Foreign Currency Contracts

Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
05/10/2004	European Euro	153	U.S. Dollars	184	—
05/10/2004	U.S. Dollars	157	European Euro	132	(1)
05/18/2004	Japanese Yen	53,381	U.S. Dollars	484	—
05/19/2004	Chilean Pesos	10,964	U.S. Dollars	18	(1)

All numbers x 1,000 except number of futures contracts.

Forward Foreign Currency Contracts (continued)

Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
05/19/2004	Russian Ruble	257	U.S. Dollars	9	–
05/24/2004	Brazilian Real	27	U.S. Dollars	9	–
05/24/2004	Hong Kong Dollars	70	U.S. Dollars	9	–
05/24/2004	Peru New Sol	35	U.S. Dollars	10	–
05/24/2004	Singapore Dollars	15	U.S. Dollars	9	–
05/24/2004	Slovakian Koruna	329	U.S. Dollars	10	–
05/24/2004	South African Rand	67	U.S. Dollars	10	(1)
05/24/2004	South Korean Won	10,481	U.S. Dollars	9	–
05/24/2004	Taiwanese Dollars	298	U.S. Dollars	9	–
05/26/2004	Mexican Pesos	177	U.S. Dollars	16	–
05/26/2004	U.S. Dollars	16	British Pounds	9	–
06/17/2004	Russian Ruble	257	U.S. Dollars	9	–
06/18/2004	Brazilian Real	27	U.S. Dollars	9	–
06/18/2004	Chilean Pesos	5,454	U.S. Dollars	9	–
06/18/2004	Hong Kong Dollars	70	U.S. Dollars	9	–
06/18/2004	Mexican Pesos	101	U.S. Dollars	9	–
06/18/2004	Singapore Dollars	15	U.S. Dollars	9	–
06/18/2004	South Korean Won	10,620	U.S. Dollars	9	–
06/18/2004	Taiwanese Dollars	299	U.S. Dollars	9	–
06/21/2004	India Rupee	543	U.S. Dollars	12	–
06/21/2004	India Rupee	814	U.S. Dollars	18	–
06/21/2004	Peru New Sol	63	U.S. Dollars	18	–
06/21/2004	Slovakian Koruna	602	U.S. Dollars	18	–
06/21/2004	South African Rand	123	U.S. Dollars	18	–
07/26/2004	Brazilian Real	27	U.S. Dollars	9	–
07/26/2004	Hong Kong Dollars	125	U.S. Dollars	16	–
07/26/2004	Singapore Dollars	27	U.S. Dollars	16	–
07/26/2004	South Korean Won	18,576	U.S. Dollars	16	–
09/08/2004	China Renminbi	6,077	U.S. Dollars	750	(10)
					(13)

Statement of
Assets and Liabilities

As of April 30, 2004, unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$133,553
Foreign currency	202
Receivables:	
Fund shares sold	147
Dividends	75
Interest	339
Due from brokers for futures	86
Investments sold	7,852
Investments sold short	11,535
Prepaid expenses	+ 8
Total assets	**153,797**

Liabilities

Securities sold short at value	11,254
Options written, at value	115
Swap agreements at fair value	135
Unrealized losses on forward foreign currency contracts	13
Payables:	
Fund shares redeemed	209
Investments bought	14,240
Due to brokers for futures	38
Interest on short sales	131
Investment adviser and administrator fees	5
Transfer agency and shareholder service fees	2
Accrued expenses	+ 36
Total liabilities	**26,178**

Net Assets

Total assets	153,797
Total liabilities	− 26,178
Net assets	**$127,619**

Net Assets by Source

Capital received from investors	132,058
Net investment income not yet distributed	132
Net realized capital losses	(11,716)
Net unrealized capital gains	7,145

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$127,619		11,140		$11.46

All numbers x 1,000 except number of written option contracts.

The fund paid $125,821 for these securities which includes certain restricted but deemed liquid 144A and section 4(2) securities worth $5,289 or 4.1% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$99,192
Sales/maturities	$80,612

The fund's long-term government security transactions were:

Purchases	$27,849
Sales/maturities	$44,842

The fund paid $182 for this currency.

The proceeds for securities sold short is $11,405.

Options Written	Number of Contracts	Premiums Received
Beginning of period	940	$182
Options written	279	56
Options closed	(5)	(4)
Options expired	(200)	(20)
Options exercised	+ −	−
End of period	**1,014**	**$214**

The fund received $11 to enter into these swap agreements.

These derive from investments, short sales, options, foreign currency transactions, futures and swap agreements.

Federal Tax Data

Portfolio cost	$126,350
Net unrealized gains and losses:	
Gains	$9,613
Losses	+ (2,410)
	$7,203

As of October 31, 2003:

Undistributed earnings:	
Ordinary income	$1,062
Long-term capital gains	$−
Capital losses utilized	$511
Unused capital losses:	
Expires 10/31 of:	Loss amount:
2009	$8,981
2010	+ 9,116
	$18,097

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income		
Dividends		$641
Interest	+	456
Total investment income		**1,097**
Net Realized Gains and Losses		
Net realized gains on investments sold		5,619
Net realized losses on short sales		(285)
Net realized gains on foreign currency transactions		42
Net realized gains on option contracts		20
Net realized gains on futures contracts		1,385
Net realized gains on swap agreements	+	205
Net realized gains		**6,986**
Net Unrealized Gains and Losses		
Net unrealized losses on investments		(1,706)
Net unrealized gains on short sales		224
Net unrealized losses on foreign currency transactions		(62)
Net unrealized gains on option contracts		75
Net unrealized losses on futures contracts		(838)
Net unrealized losses on swap agreements	+	(134)
Net unrealized losses		**(2,441)**
Expenses		
Investment adviser and administrator fees		518
Transfer agent and shareholder service fees		153
Trustees' fees		3
Custodian and portfolio accounting fees		78
Professional fees		18
Registration fees		9
Shareholder reports		17
Other expenses	+	3
Total expenses		799
Expense reduction	–	128
Net expenses		**671**
Increase in Net Assets from Operations		
Total investment income		1,097
Net expenses	–	671
Net investment income		**426**
Net realized gains		6,986
Net unrealized losses	+	(2,441)
Increase in net assets from operations		**$4,971**

An additional $1 was withheld for foreign taxes.

Calculated as 0.85% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment advisor (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 1.10% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $4,545.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report period. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income	$426	$1,126
Net realized gains	6,986	917
Net unrealized gains or losses	+ (2,441)	16,449
Increase in Net Assets from Operations	**4,971**	**18,492**

Distributions Paid

	11/1/03–4/30/04	11/1/02–10/31/03
Dividends from net investment income	**$1,360**	**$1,516**

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary income	$1,516
Long-term capital gains	$–

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	2,333	$27,061	1,150	$11,825
Shares reinvested	112	1,273	151	1,431
Shares redeemed	+ (1,148)	(13,299)	(1,851)	(18,430)
Net transactions in fund shares	**1,297**	**$15,035**	**(550)**	**($5,174)**

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	9,843	$108,973	10,393	$97,171
Total increase or decrease +	1,297	18,646	(550)	11,802
End of period	**11,140**	**$127,619**	**9,843**	**$108,973**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $132 and $1,066 at the end of the current period and prior period, respectively.

Schwab Small-Cap MarketMasters Fund

Financial Statements

Financial Highlights

	11/1/03– 4/30/04*	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	11.08	7.18	8.73	12.27	11.04	8.51
Income or loss from investment operations:						
Net investment income or loss	(0.06)	(0.09)	0.04	0.41	0.39	0.24
Net realized and unrealized gains or losses	0.66	3.99	(1.54)	(2.68)	1.30	2.34
Total income or loss from investment operations	0.60	3.90	(1.50)	(2.27)	1.69	2.58
Less distributions:						
Dividends from net investment income	–	(0.00)[1]	(0.03)	(0.55)	(0.46)	(0.05)
Distributions from net realized gains	–	–	(0.02)	(0.72)	–	–
Total distributions	–	–	(0.05)	(1.27)	(0.46)	(0.05)
Net asset value at end of period	11.68	11.08	7.18	8.73	12.27	11.04
Total return (%)	5.42[2]	54.32	(17.34)	(19.99)	15.17	30.38
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	1.55[3]	1.55	0.93[4,5]	0.50[5]	0.51[5,6]	0.50[5]
Gross operating expenses	1.76[3]	1.80	1.31[5]	0.91[5]	0.92[5]	1.01[5]
Net investment income or loss	(1.10)[3]	(0.98)	0.06	4.17	2.86	2.23
Portfolio turnover rate	91[2]	94	324	172	128	145
Net assets, end of period ($ x 1,000,000)	138	115	81	111	162	123

* Unaudited.
[1] Per-share amount was less than $0.01.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net operating expenses would have been 0.84% if certain non-routine expenses (proxy fees) had not been included.
[5] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.
[6] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ▲ Collateral for futures contracts
- ◆ American Depositary Receipt

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
92.8%	Common Stock	123,699	128,152
0.3%	Short-Term Investments	350	350
6.5%	Other Investments	9,015	9,015
99.6%	Total Investments	133,064	137,517
0.4%	Other Assets and Liabilities, Net		526
100.0%	Total Net Assets		138,043

Security and Number of Shares	Value ($ x 1,000)

Common Stock 92.8% of net assets

Air Transportation 1.2%

• Continental Airlines, Inc. 66,260	706
SkyWest, Inc. 31,940	581
Southwest Airlines, Inc. 23,500	336
	1,623

Apparel 1.2%

• Aeropostale, Inc. 21,450	472
Jones Apparel Group, Inc. 12,385	453
• Jos. A. Bank Clothiers, Inc. 12,900	406
OshKosh B'Gosh, Inc. 13,400	310
	1,641

Automobile Products / Motor Vehicles 0.9%

• CSK Auto Corp. 48,590	897
• Tower Automotive 59,300	304
	1,201

Security and Number of Shares	Value ($ x 1,000)

Banks 0.9%

BankNorth Group, Inc. 11,800	361
Mellon Financial Corp. 10,200	302
North Fork Bancorp, Inc. 10,800	401
Zions Bancorp. 3,500	198
	1,262

Business Machines & Software 1.6%

• 3Com Corp. 124,650	768
• Ascential Software Corp. 17,700	301
• Computer Horizons Corp. 111,600	412
• Maxtor Corp. 41,500	270
• Tech Data Corp. 5,200	177
• Unisys Corp. 24,300	316
	2,244

Business Services 13.7%

• Agile Software Corp. 33,800	255
• Akamai Technologies, Inc. 47,800	565
Analogic Corp. 19,340	916
• Ciber, Inc. 69,090	605
• Credence Systems Corp. 35,700	398
• Digimarc Corp. 35,570	401
• Doubleclick, Inc. 114,110	921
• Eclipsys Corp. 61,530	868
• eFunds Corp. 23,850	383
• Exult, Inc. 47,300	289
• InFocus Corp. 34,200	279
• Internet Security Systems, Inc. 51,070	679
• Interpublic Group of Cos., Inc. 25,800	405
• Intevac, Inc. 30,200	303
• Ivillage, Inc. 43,800	280
•❻ Keane, Inc. 99,800	1,417
• Navigant Cunsulting, Inc. 22,200	389
• Network Associates, Inc. 27,600	433
• Packeteer, Inc. 49,400	595
• Performance Food Group Co. 23,290	818
• Polycom, Inc. 43,800	836
• Priority Healthcare Corp., Class B 37,000	742
Reynolds & Reynolds Co., Class A 12,600	360
• RSA Security, Inc. 42,200	676
• SafeNet, Inc. 38,400	826

Security and Number of Shares	Value ($ x 1,000)
Standard Register Co. 23,200	342
• SupportSoft, Inc. 24,000	237
• Tetra Technologies, Inc. 19,050	455
• Tibco Software, Inc. 68,540	514
• Tier Technologies, Inc. 59,100	608
Vastera, Inc. 83,500	330
• Watson Wyatt & Co. Holdings 36,450	956
• WebEx Communications, Inc. 38,800	871
	18,952

Chemical 1.1%

Airgas, Inc. 22,400	496
Olin Corp. 16,700	288
• OM Group, Inc. 20,300	517
Rohm & Haas Co. 4,500	175
	1,476

Construction 5.7%

Beazer Homes USA, Inc. 10,000	984
D.R. Horton, Inc. 26,250	756
• EMCOR Group, Inc. 10,550	431
Hovnanian Enterprises, Inc. 24,600	885
Martin Marietta Materials, Inc. 12,130	525
• NCI Building Systems, Inc. 17,850	522
Pulte Corp. 6,500	320
Standard Pacific Corp. 20,800	1,049
❷ Toll Brothers, Inc. 40,200	1,591
• WCI Communities, Inc. 32,200	783
	7,846

Consumer Durables 0.9%

Leggett & Platt, Inc. 14,000	316
Maytag Corp. 10,700	299
◆ Natuzzi S.P.A. 46,000	499
• Tempur-Pedic International, Inc. 10,500	164
	1,278

Containers 0.7%

• Mobile Mini, Inc. 53,400	**1,028**

Electronics 9.5%

• Agere Systems, Inc., Class B 142,700	310
• Alliant Techsystems, Inc. 6,300	374

Security and Number of Shares	Value ($ x 1,000)
Anixter International, Inc. 13,000	381
• Arrow Electronics, Inc. 19,000	480
C & D Technologies, Inc. 59,700	925
• Captaris, Inc. 48,300	267
• Celestica, Inc. 26,200	461
Cohu, Inc. 7,000	123
• DSP Group, Inc. 28,900	716
• Electro Scientific Industries, Inc. 20,400	417
• Electronics For Imaging, Inc. 20,700	525
• General Cable Corp. 124,660	960
• LSI Logic Corp. 34,700	258
• National Semiconductor Corp. 4,325	176
• Novellus Systems, Inc. 8,300	240
PerkinElmer, Inc. 19,400	373
• Powerwave Technologies, Inc. 73,200	496
• Radisys Corp. 25,000	467
• Rofin-Sinar Technologies, Inc. 22,900	531
Seagate Technology 15,300	191
• Silicon Image, Inc. 48,800	497
• Tekelec 44,700	745
Tektronix, Inc. 12,600	373
• Teradyne, Inc. 27,000	550
• Thermo Electron Corp. 13,300	388
• TRC Cos., Inc. 27,600	451
• Triquint Semiconductor, Inc. 50,500	277
• Varian, Inc. 8,000	328
• Vicor Corp. 34,000	473
• Vishay Intertechnology, Inc. 21,700	378
	13,131

Energy: Raw Materials 2.7%

• Cooper Cameron Corp. 9,900	479
Devon Energy Corp. 6,100	373
ENSCO International, Inc. 6,700	184
Joy Global, Inc. 24,900	654
• Key Energy Group, Inc. 51,800	552
• Offshore Logistics, Inc. 46,750	1,026
Tidewater, Inc. 18,300	516
	3,784

Food & Agriculture 2.7%

American Italian Pasta Co. Class A 24,580	761

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Delta & Pineland Co. 28,150	683
•Hain Celestial Group, Inc. 54,320	1,076
Sensient Technologies Corp. 36,930	756
•VistaCare, Inc., Class A 18,400	463
	3,739
Gold 0.4%	
•Kinross Gold Corp. 48,891	270
•Meridian Gold, Inc. 26,200	260
	530
Healthcare / Drugs & Medicine 14.5%	
•Accredo Heath, Inc. 23,100	893
•Andrx Corp. 30,880	707
•Apogent Technologies, Inc. 900	29
•Applera Corp. - Celera Genomics Group 37,210	439
•Arthrocare Corp. 22,300	524
Beckman Coulter, Inc. 5,700	318
•Biolase Technology Corp. 16,600	214
•Cardiodynamics International Corp. 99,500	582
•❾Centene Corp. 38,142	1,278
•Charles River Laboratories, Inc. 10,300	474
•Cholestech Corp. 71,425	699
•Community Health Systems, Inc. 20,120	519
•❶Cytec Corp. 103,500	2,215
•Edwards Lifesciences Corp. 10,400	358
•Enzon, Inc. 45,000	653
•Eon Labs, Inc. 6,400	421
Health Management Associates, Inc. 10,400	241
•Health Net, Inc. 17,900	455
•Human Genome Sciences, Inc. 43,100	526
•Incyte Corp. 64,980	516
•Intuitive Surgical, Inc. 28,200	455
•Ivax Corp. 39,250	836
•❸Martek Biosciences Corp. 24,400	1,549
•Medquist, Inc. 45,740	622
•Perrigo Co. 39,900	861
❺Pharmaceutical Product Developement, Inc. 50,420	1,491
•Province Healthcare Co. 27,900	446

Security and Number of Shares	Value ($ x 1,000)
•Quest Diagnostic, Inc. 4,600	388
•Theragenics Corp. 53,100	278
•Wright Medical Group, Inc. 29,700	1,020
	20,007
Insurance 2.2%	
•Alleghany Corp. 2,256	592
•Assurant, Inc. 8,100	198
•FPIC Insurance Group, Inc. 26,160	578
❼Hooper Holmes, Inc. 256,670	1,414
Old Republic International Corp. 12,500	290
	3,072
Media 1.0%	
•Emmis Communications Corp. 30,240	708
•Raindance Communications, Inc. 119,200	261
Readers Digest Association, Inc. 21,500	308
•Salem Communications Corp. Class A 4,300	128
	1,405
Miscellaneous 0.9%	
•Sierra Wireless, Inc. 52,400	**1,171**
Miscellaneous Finance 4.5%	
•Accredited Home Lenders Holding Co. 31,600	916
Countrywide Credit Industries, Inc. 3,000	178
•Knight Trading Group, Inc. 95,000	1,104
MDC Holdings, Inc. 17,953	1,109
•Piper Jaffray Cos., Inc. 1,960	95
•Portfolio Recovery Associates, Inc. 29,400	785
Raymond James Financial, Inc. 20,100	505
❹The Chicago Mercantile Exchange 13,000	1,525
	6,217
Non-Durables & Entertainment 4.2%	
•California Pizza Kitchen, Inc. 42,000	882
Darden Restaurants, Inc. 19,800	449
•Hibbett Sporting Goods, Inc. 3,000	73

Security and Number of Shares	Value ($ x 1,000)
• Marvel Enterprises, Inc. 40,800	775
•❿ O' Charleys, Inc. 65,750	1,242
• P.F. Chang's China Bistro, Inc. 18,000	879
• Ryans Family Steak House, Inc. 46,570	845
Tupperware Corp. 31,700	594
	5,739
Non-Ferrous Metals 0.9%	
• Century Aluminum Co. 13,300	263
Commercial Metals Co. 22,100	579
• RTI International Metals, Inc. 25,900	380
	1,222
Oil: Domestic 6.0%	
Chesapeake Energy Corp. 36,400	501
• Comstock Resources, Inc. 35,100	714
• Core Laboratories N.V. 25,500	580
•❽ Global Industry Ltd. 214,800	1,289
• National Oilwell, Inc. 29,700	829
• Patterson Energy, Inc. 32,200	1,165
• Pioneer Natural Resouces Co. 26,900	880
• Plains Exploration & Production Co. 30,040	592
• Pride International, Inc. 8,300	140
• Spinnaker Exploration Co. 30,375	1,083
• Transocean, Inc. 18,100	503
	8,276
Pharmaceutical Preparations 0.2%	
• Collagenex Pharmaceuticals 22,500	**229**
Producer Goods & Manufacturing 6.5%	
Baldor Electric Co. 38,500	869
Dover Corp. 5,800	232
• Flowserve Corp. 35,600	761
• GrafTech International Ltd. 83,400	740
Grainger, Inc. 8,900	466
• Ionics, Inc. 16,800	388
Nordson Corp. 9,400	325
• Oceaneering International, Inc. 40,000	1,120
Pall Corp. 34,650	824
• Safeguard Scientifics, Inc. 204,300	531

Security and Number of Shares	Value ($ x 1,000)
Steelcase, Inc., Class A 48,500	596
Teleflex, Inc. 20,310	927
The Manitowoc Co., Inc. 29,750	905
York International Corp. 8,700	341
	9,025
Real Property 1.8%	
• FelCor Lodging Trust, Inc. 79,900	799
Innkeepers USA Trust 139,530	1,067
Post Properties, Inc. 20,830	560
	2,426
Retail 2.9%	
• American Eagle Outfitters, Inc. 19,300	496
• Big 5 Sporting Goods Corp. 8,400	209
• Genesco, Inc. 43,740	973
J.C. Penny Co., Inc. 17,100	579
Longs Drug Stores Co. 41,450	812
Talbots, Inc. 10,700	374
• Wetseal, Inc., Class A 103,090	568
	4,011
Steel 0.8%	
• AK Steel Holding Corp. 91,600	431
• Cleveland Cliffs, Inc. 9,200	436
Schnitzer Steel Industries, Inc., Class A 11,500	302
	1,169
Telephone 0.4%	
• Commonwealth Telephone Enterprises, Inc. 7,600	317
• Talk America Holdings, Inc. 31,900	284
	601
Travel & Recreation 1.8%	
Carnival Corp. 6,100	260
Central Parking Corp. 37,850	723
Choice Hotels International, Inc. 8,300	373
Starwood Hotel & Resorts Worldwide, Inc. 4,500	179
• Vail Resorts, Inc. 60,910	947
	2,482

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Trucking & Freight 0.5%	
• Overnite Corp. 27,600	**662**
Utilities: Electric & Gas 0.5%	
Williams Cos., Inc. 68,300	**703**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 0.3% of net assets		
U.S. Government Securities 0.3%		
▲ U.S. Treasury Bills 0.92%, 06/17/04	350	**350**

Security and Number of Shares	Value ($ x 1,000)
Other Investments 6.5% of net assets	
Other Investment Companies 6.5%	
▲ Provident Institutional Funds— TempCash 2,001,918	2,002
▲ Provident Institutional Funds— TempFund 7,013,353	7,013
	9,015

End of investments.

All numbers x 1,000 except number of futures contracts.

Futures Contracts	Number of Contracts	Contract Value	Unrealized Gains/(Losses)
S&P 500 Index, Long expires, 06/18/04	3	830	(30)
Russell 2000 Index, Long expires, 06/18/04	13	3,639	(92)
			(122)

Statement of
Assets and Liabilities

As of April 30, 2004, unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$137,517
Receivables:	
Fund shares sold	33
Dividends	22
Investments sold	1,605
Prepaid expenses	+ 10
Total assets	**139,187**

The fund paid $133,064 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$123,350
Sales/maturities	$110,914

Liabilities

Payables:	
Fund shares redeemed	116
Investments bought	932
Due to brokers for futures	44
Investment adviser and administrator fees	9
Transfer agency and shareholder service fees	2
Accrued expenses	+ 41
Total liabilities	**1,144**

Net Assets

Total assets	139,187
Total liabilities	− 1,144
Net assets	**$138,043**

Net Assets by Source

Capital received from investors	134,139
Net investment loss	(734)
Net realized capital gains	307
Net unrealized capital gains	4,331

These derive from investments and futures.

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$138,043		11,815		$11.68

Federal Tax Data

Portfolio cost	$133,354

Net unrealized gains and losses:

Gains	$11,627
Losses	+ (7,464)
	$4,163

As of October 31, 2003:

Undistributed earnings:

Ordinary income	$–
Long-term capital gains	$–

Capital losses utilized	$3,062

Unused capital losses:

Expires 10/31 of:	Loss amount:
2009	$12,029
2010	+ 10,153
	$22,182

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$303
Interest	+	2
Total investment income		**305**

An additional $1 was withheld for foreign taxes.

Net Realized Gains and Losses

Net realized gains on investments sold		22,867
Net realized gains on futures contracts	+	403
Net realized gains		**23,270**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(16,903)
Net unrealized losses on futures contracts	+	(157)
Net unrealized losses		**(17,060)**

Calculated as 1.30% of average daily net assets.

Expenses

Investment adviser and administrator fees		872
Transfer agent and shareholder service fees		168
Trustees' fees		3
Custodian and portfolio accounting fees		82
Professional fees		17
Registration fees		8
Shareholder reports		28
Other expenses	+	2
Total expenses		1,180
Expense reduction	−	141
Net expenses		**1,039**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Increase in Net Assets from Operations

Total investment income		305
Net expenses	−	1,039
Net investment loss		**(734)**
Net realized gains		23,270
Net unrealized losses	+	(17,060)
Increase in net assets from operations		**$5,476**

This reduction was made by the investment advisor (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 1.55% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $6,210.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report period. All numbers x 1,000 except footnote. Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment loss	($734)	($886)
Net realized gains	23,270	2,970
Net unrealized gains or losses +	(17,060)	38,944
Increase in net assets from operations	**5,476**	**41,028**

Distributions Paid

	11/1/03–4/30/04	11/1/02–10/31/03
Dividends from net investment income	**$—**	**$3**

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary income $3
Long-term capital gains $—

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	2,940	$35,702	1,528	$14,258
Shares reinvested	—	—	0*	3
Shares redeemed +	(1,505)	(18,182)	(2,500)	(21,725)
Net transactions in fund shares	**1,435**	**$17,520**	**(972)**	**($7,464)**

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	10,380	$115,047	11,352	$81,486
Total increase or decrease +	1,435	22,996	(972)	33,561
End of period	**11,815**	**$138,043**	**10,380**	**$115,047**

*Amount was less than 500 shares.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment loss in the amount of $734 at the end of the current period.

Schwab International MarketMasters Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/03– 4/30/04*	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	11.95	8.74	10.80	15.53	14.84	10.58
Income or loss from investment operations:						
Net investment income or loss	(0.00)[1]	0.03	0.10	0.73	0.53	0.11
Net realized and unrealized gains or losses	1.26	3.18	(1.43)	(3.90)	2.49	4.28
Total income or loss from investment operations	1.26	3.21	(1.33)	(3.17)	3.02	4.39
Less distributions:						
Dividends from net investment income	(0.04)	(0.00)[1]	(0.07)	(0.77)	(0.49)	(0.13)
Distributions from net realized gains	–	–	(0.66)	(0.79)	(1.84)	–
Total distributions	(0.04)	–	(0.73)	(1.56)	(2.33)	(0.13)
Net asset value at end of period	13.17	11.95	8.74	10.80	15.53	14.84
Total return (%)	10.54[2]	36.74	(13.65)	(22.41)	18.61	41.92
Ratios/Supplemental Data (%)						
Ratio to average net assets:						
Net operating expenses	1.65[3]	1.65	0.99[4,5]	0.50[5]	0.51[5,6]	0.50[5]
Gross operating expenses	1.89[3]	1.92	1.32[5]	0.88[5]	0.90[5]	0.97[5]
Net investment income or loss	(0.11)[3]	0.33	0.60	5.13	1.94	0.94
Portfolio turnover rate	42[2]	99	158	51	80	249
Net assets, end of period ($ x 1,000,000)	466	302	206	215	278	104

* Unaudited.
[1] Per-share amount was less than $0.01.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net operating expenses would have been 0.93% if certain non-routine expenses (proxy fees) had not been included.
[5] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.
[6] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had not been included.

Schwab International MarketMasters Fund

Select Shares	4/2/04[1]– 4/30/04*
Per-Share Data ($)	
Net asset value at beginning of period	13.64
Loss from investment operations:	
Net investment income	0.02
Net realized and unrealized losses	(0.48)
Total loss from investment operations	(0.46)
Net asset value at end of period	13.18
Total return (%)	(3.37)[2]
Ratios/Supplemental Data (%)	
Ratio to average net assets:	
Net operating expenses	1.47[3]
Gross operating expenses	1.99[3]
Net investment income	3.86[3]
Portfolio turnover rate	42[2]
Net assets, end of period ($ x 1,000,000)	20

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by country and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

◆ American Depositary Receipt

▲ Collateral for open futures contracts

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
93.8% Foreign Common Stock	392,937	456,093
0.3% Short-Term Investments	1,498	1,498
8.1% Other Investments	39,121	39,121
102.2% Total Investments	433,556	496,712
(2.2%) Other Assets and Liabilities, Net		(10,544)
100.0% Total Net Assets		486,168

Security and Number of Shares	Value ($ x 1,000)

Foreign Common Stocks 93.8% of net assets

Australia 2.1%

Security and Number of Shares	Value
Australia and New Zeland Banking Group Ltd. 244,000	3,272
Bendigo Bank Ltd. 61,700	443
Billabong International Ltd. 70,500	387
Commonwealth Bank of Australia 28,550	644
John Fairfax Holdings Ltd. 1,002,000	2,424
Macquarie Bank Ltd. 50,700	1,269
Perpetual Trustees Australia Ltd. 13,000	385
Sigma Co. Ltd. 82,100	459
Toll Holdings Ltd. 130,200	977
	10,260

Security and Number of Shares	Value ($ x 1,000)

Austria 0.4%

Erste Bank der Oesterreichischen Sparkassen AG 12,850	1,923

Belgium 0.5%

•Icos Vision Systems Corp. N.V. 25,154	757
Interbrew SA 52,000	1,562
	2,319

Brazil 0.8%

Banco Bradesco SA 100	4
Banco Bradesco SA Preferred 4,575	–
Banco Itau SA Preffered 9,147,150	726
Confeccoes Guararapes SA 21,305	69
◆Eregli Demir Ve Celik Fabrik 18,361,503	521
Gerdau SA 2	–
◆•Petroleo Brasileiro SA 12,800	370
◆Telemig Celular Participacoes SA 37,207	1,139
◆•Telesp Celular Participacoes SA 111,800	797
Usiminas SA 43,130	432
	4,058

Canada 3.1%

•Alimentation Couche-Tard, Inc. 33,900	577
•CanWest Global Communications Corp. 42,200	366
•Cognos, Inc. 23,200	728
Corus Entertainment, Inc. 31,900	637
Encana Corp. 45,300	1,772
•Extendicare, Inc., Class A 161,315	1,748
Home Capital Group, Inc., Class B 74,992	1,276
•MacDonald, Dettwiler and Associates Ltd. 12,450	244
Manulife Financial Corp. 67,400	2,485
Peyto Energy Trust 71,388	1,505
•Precision Drilling Corp. 15,400	731
•Research in Motion Ltd. 7,400	644
•Shoppers Drug Mart Corp. 25,800	570
◆•Sierra Wireless, Inc. 21,698	485
Suncor Energy, Inc. 52,000	1,237
	15,005

Security and Number of Shares	Value ($ x 1,000)
Chile 0.3%	
◆ LanChile SA 42,800	822
S.A.C.I. Falabella SA 219,700	400
	1,222
China 0.1%	
Zhejiang Expressway Co. Ltd. 770,000	**481**
Croatia 0.1%	
Molson, Inc., Class A 13,000	**296**
Denmark 0.5%	
A P Moller - Maersk A/S 20	126
Bryggerigruppen A/S 7,585	525
H. Lundbeck A/S 6,500	132
Novo Nordisk A/S 17,500	832
• TopDanmark Development A/S 16,773	986
	2,601
Egypt 0.1%	
Orascom Construction Industries 36,500	**565**
Estonia 0.1%	
Hansabank Ltd. 38,800	**297**
Finland 0.9%	
Metso Oyj 171,100	2,098
Nokian Renkaat Oyj 22,095	1,854
Perlos Oyj 50,814	503
	4,455
France 6.5%	
• Accor SA 2,300	97
Aventis SA 49,600	3,779
Banque National de Paris 39,800	2,390
Christian Dior SA 20,300	1,275
Credit Agricole SA 20,360	502
• Hermes International 6,400	1,275
Ipsos 13,237	1,362
• JC Decaux SA 150,000	3,147
M6 Metropole Television 15,400	448
• Michelin (C.G.D.E.), Class B 33,500	1,568

Security and Number of Shares	Value ($ x 1,000)
Mr. Bricolage SA 9,900	324
• Neopost SA 78,100	4,308
• Orpea 23,100	532
Pernod-Ricard 18,375	2,319
Publicis Groupe SA 98,500	2,952
Rodriguez Group 5,800	319
Total SA, Class B 9,000	1,665
Trader Classified Media N.V. 35,558	392
• Vivendi Universal SA 117,000	2,944
	31,598
Germany 7.7%	
Allianz AG 29,895	3,172
AWD Holding AG 26,976	907
Balda AG 57,409	544
•❸ Bayerische Motoren-Werke AG 135,200	5,830
• DAB Bank AG 64,453	564
Deutsche Boerse AG 74,600	4,103
• Deutsche Telekom AG 104,500	1,804
DIS Deutscher Industrie Service AG 21,675	572
GFK AG 34,976	1,183
Grenskeleasing AG 28,714	1,103
Henkel KGaA 45,800	3,667
Henkel KGaA - VORZUG 22,762	1,972
Linde AG 29,000	1,586
MPC Muenchmeyer Petersen Capital AG 19,393	1,038
Muenchener Rueckversicherungs- Gesellschaft AG 24,979	2,701
ProSiebenSat.1 Media AG Preffered 25,300	497
• ProSiebenSat.1 Media AG Rights 16,600	8
Puma AG 3,480	801
SAP AG 18,900	2,866
• SBS Broadcasting SA 47,622	1,500
• Techem AG 35,724	782
	37,200
Greece 0.8%	
Coca-Cola Hellenic Bottling Co. SA 48,700	1,291
EFG Eurobanck Ergasias 3,500	75

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Folli-Follie SA 18,900	566
Germanos SA 62,052	1,672
National Bank of Greece SA 7,800	232
	3,836
Hong Kong 1.9%	
Anhui Conch Cement Co. Ltd. 1,084,000	1,154
China Insurance International Holdings Co. Ltd. 720,000	346
China Mobile Ltd. 117,300	310
Citic Pacific Ltd. 202,800	497
CNOOC Ltd. 1,793,000	649
Convenience Retail Asia Ltd. 176,000	58
Esprit Holdings Ltd. 216,500	888
Giordano International Ltd. 1,436,000	824
Global Bio-Chem Technology Group Co. Ltd. 798,000	583
Global Bio-Chem Technology Warrants 90,000	–
Hong Kong & China Gas Co. Ltd. 213,600	367
Li & Fung Ltd. 416,200	648
• Sinopec Beijing Yanhua Petrochemical Co. Ltd. 3,100,000	904
Techtronic Industries Co. Ltd. 677,500	1,815
	9,043
India 1.4%	
◆ HDFC Bank Ltd. 29,300	850
Hughes Software Systems Ltd. 68,400	792
Industrial Development Bank of India Ltd. 754,700	1,006
◆ Infosys Technologies Ltd. 17,350	1,405
Lupin Ltd. 61,100	1,109
Mahindra & Mahindra Ltd. 68,800	726
Wockhardt Ltd. 137,700	992
	6,880
Indonesia 0.2%	
• PT Bank Rakyat Indonesia 2,442,500	480
PT Unilever Indonesia Tbk 1,221,500	511
	991

Security and Number of Shares	Value ($ x 1,000)
Ireland 1.2%	
Anglo Irish Bank Corp. PLC 8,400	137
Anglo Irish Bank Corp. PLC 47,900	784
Bank of Ireland 324,000	3,927
Grafton Group PLC 61,900	464
Paddy Power PLC 38,956	446
	5,758
Israel 0.5%	
◆• Check Point Software Technologies Ltd. 9,500	222
◆• Orbotech Ltd. 49,761	1,051
◆ Teva Pharmaceutical Industries Ltd. 19,800	1,219
	2,492
Italy 2.1%	
Banco Popolare di Verona e Novara Scrl 236,200	3,930
Credito Emiliano SPA 71,800	515
Eni SPA 9,500	193
Merloni Elettrodomestici SPA 29,700	525
Pirelli & C. Real Estate SPA 14,700	517
Saipem SPA 99,015	928
San Paolo IMI SPA 135,000	1,575
• Unicredito Italiano SPA 483,000	2,252
	10,435
Japan 18.5%	
AEON Co. Ltd. 2,300	101
Aeon Credit Service Co. Ltd. 12,200	775
Aeon Mall Co. Ltd 9,400	519
All Nippon Airways Co. Ltd. 82,000	249
Arealink Co. Ltd. 109	1,472
Arnest One Corp. 12,100	379
Askul Corp. 9,400	649
Canon, Inc. 2,000	105
Cawachi Ltd. 1,000	48
• Cawachi Ltd. W/I 1,000	41
• Chiyoda Corp. 104,000	628
Credit Saison Co. Ltd. 26,100	764
• Cyber Agent Ltd. 174	1,447
Cybernet Systems Co. Ltd. 453	1,580
Daiwa Securities Group, Inc. 176,000	1,324

Security and Number of Shares	Value ($ x 1,000)
Diamond City Co. Ltd. 31,400	1,189
East Japan Railway Co. 195	997
en-Japan, Inc. 151	530
EPS Co. Ltd 198	924
Fast Retailing Co. Ltd. 20,000	1,559
First Juken Co. Ltd W/I 18,067	434
First Juken Co. Ltd. 16,567	441
Fuji Television Network, Inc. 104	269
• Fuji Television Network, Inc. W/I 29	76
GEO Co. Ltd. 116	426
• GEO Co. Ltd. W/I 206	756
Geomatec Co. Ltd. 19,000	792
Goldcrest Co. Ltd. 14,500	866
Hino Motors Ltd. 214,300	1,272
Honda Motor Co. Ltd. 58,900	2,364
Hoya Corp. 13,000	1,407
Index Corp. 93	536
Japan Airlines System Corp. 209,000	623
Japan Telecom Holdings Co. Ltd. 397	935
Kappa Create Co. Ltd. 3,500	426
• Kennedy-Wilson Japan 146	725
Keyence Corp. 9,400	2,257
Koha Co. Ltd. 6,700	276
Komatsu Electronic Metals Co. Ltd. 52,500	695
Komatsu Ltd. 36,600	209
Matsui Securities Co. Ltd 15,800	521
Meitec Corp. 79,000	2,785
Misumi Corp. 18,700	661
Mitsubishi Tokyo Financial Group, Inc. 299	2,661
Nakanishi, Inc. 5,000	313
Nidec Corp. 12,700	1,371
Nihon Dempa Kogyo Co. Ltd. 27,500	630
Nikko Cordial Corp. 364,600	2,075
Nintendo Co. Ltd. 6,100	576
Nippon Broadcasting System, Inc. 2,550	143
Nitori Co. Ltd. 9,980	645
Nitto Denko Corp. 28,400	1,578
NIWS Co. Ltd. 575	1,860
Nomura Holdings, Inc. 72,300	1,174
Okinawa Cellular Telephone Co. 190	1,928
• Olympus Optical Co. Ltd. 30,000	582

Security and Number of Shares	Value ($ x 1,000)
Oracle Corp. Japan 10,100	568
Orix Corp. 20,600	2,184
Park24 Co. Ltd. 15,100	510
• Pasona, Inc. 50	648
Phoenix Electric Co. Ltd 16,900	660
Pioneer Corp. 39,000	1,113
Point , Inc. 64,560	2,159
Promise Co. Ltd. 20,500	1,356
Sanei-International Co. Ltd. 39,920	2,026
Sawai Pharmaceutical Co. Ltd. 10,500	399
Seven-Eleven Japan Co. Ltd. 3,000	102
Sharp Corp. 124,000	2,236
Shinsei Bank Ltd. 143,000	963
Showa Shinku Co. Ltd. 42,800	911
Sk-Electronics Co. Ltd. 131	1,804
SMC Corp. 16,800	1,926
Sparx Asset Management Co. Ltd. 126	965
Sugi Pharmacy Co. Ltd. 11,700	469
Sumitomo Mitsui Financial Group, Inc. 126	952
Sumitomo Trust and Banking Co. Ltd. 462,200	2,781
Sysmex Corp. 61,000	1,622
• Take and Give Needs Co. Ltd. 28	360
Take and Give Needs Co. Ltd. W/I 128	1,670
Takeda Chemical Industries Ltd. 99,000	3,992
Tamron Co. Ltd. 29,400	1,492
The Bank of Yokohama Ltd. 174,300	952
The Fuji Fire & Marine Insurance Co. Ltd. 9,500	24
The Goodwill Group, Inc. 113	444
Tokyo Broadcasting System, Inc. 25,300	504
Tokyu Corp. 146,100	729
Toto Ltd. 89,000	952
• UFJ Holdings, Inc. 127	786
USS Co. Ltd. 5,630	476
Yamato Transport Co. Ltd. 39,400	599
	89,902

Mexico 2.4%

America Mobil SA de CV 1,024,600	1,734
• Consorcio ARA SA de CV 111,200	302
• Corporacion Geo SA , Series B 119,218	685

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
◆ Fomento Economico Mexicano SA de CV 44,300	1,937
◆ Grupo Aeroportuario del Sureste SA de CV 23,858	466
◆❾ Grupo Televisa SA de CV 102,400	4,464
Wal-Mart de Mexico SA de CV, Series V 646,200	1,890
	11,478
Netherlands 3.8%	
AKZO Nobel N.V. 104,000	3,790
• ASM Lithography Holding N.V. 98,500	1,568
• ASML Holding N.V. 10,800	168
❼ Euronext N.V. 161,800	4,707
Fortis N.V. 126,920	2,766
• Heineken Holding N.V. Class A 65,000	2,397
• Koninklijke Ahold N.V. 87,200	675
Ordina Beheer N.V. 120,478	1,336
• Qiagen N.V. 27,700	336
• Versatel Telecom International N.V. 232,102	498
	18,241
Norway 0.8%	
Ekornes ASA 63,360	1,275
• Tandberg Television ASA 306,261	1,830
Telenor ASA 140,600	924
	4,029
Poland 0.1%	
Bank Polska Kasa Opieki Grupa Pekao SA 16,900	**526**
Portugal 0.3%	
Impresa Sociedade Gestora de Participacoes SA 322,134	**1,622**
Russia 0.5%	
◆ Lukoil Holding Co. 8,900	969
◆ Mobile Telesystems 2,300	248
◆ Sibneft 3,200	100
◆ Uralsvyazinform 163,505	1,194
	2,511

Security and Number of Shares	Value ($ x 1,000)
Singapore 1.9%	
Accord Customer Care Solutions Ltd. 4,836,000	1,862
Cosco Investments 2,813,520	1,240
DBS Group Holdings Ltd. 117,200	985
MFS Technology Ltd. 1,381,000	942
Noble Group Ltd. 69,000	132
Osim International Ltd. 423,600	291
Singapore Airlines Ltd. 10,800	69
Singapore Telecommunications Ltd. 659,600	907
Unisteel Technology Ltd. 399,000	296
United Overseas Bank Ltd. 238,000	1,916
Venture International 53,000	595
	9,235
South Africa 0.3%	
Edgars Consolidated Stores Ltd. 26,000	499
• MTN Group Ltd. 152,500	638
Network Healthcare Holdings Ltd. 521,800	371
	1,508
South Korea 2.1%	
Hyundai Motor Co. Ltd. 28,600	1,091
• Kookmin Bank 23,700	885
• Kumho Electric, Inc. 30,700	1,565
Samsung Electronics Co. Ltd. 660	182
Samsung Electronics Co. Ltd. Preffered 7,060	3,351
SK Telecom Co. Ltd. 19,200	3,273
	10,347
Spain 1.7%	
Aldeasa SA 37,491	1,083
Altadis SA 26,004	735
Banco Popular Espanol SA 14,100	778
Grupo Ferrovial SA 19,300	770
Inditex SA 18,100	393
Prisa-Promotora de Informaciones SA 87,800	1,565
Repsol YPF 71,000	1,495
Telefonica SA 94,553	1,407
	8,226

Security and Number of Shares	Value ($ x 1,000)
Sweden 1.1%	
• Ericsson Telefonab LM AB, Class B 618,000	1,675
◆• Erricson Telefonab LM SP 35,900	958
Gunnebo AB 20,000	484
• Oriflame Cosmetics SA 2,000	62
• Q-Med AB 67,999	1,949
• Transcom WorldWide SA 66,265	260
	5,388
Switzerland 8.9%	
• Actelion Holdings Ltd. 4,900	538
Clariant AG 133,605	1,695
Credit Swisse Group 108,300	3,817
Givaudan AG 7,050	3,507
Julius Baer Holding AG, Class B 2,640	713
• Logitech International SA 12,850	557
Lonza Group AG 75,400	3,640
• Micronas Semiconductor Holding AG 7,883	367
❶ Nestle SA 27,657	6,996
Novartis AG 94,500	4,213
• PubliGroupe SA 2,806	901
• Roche Holding AG Genusschein 13,400	1,405
Schweizerische Rueckversicherung 9,300	612
Serono SA, Class B 3,699	2,217
• SEZ Holding AG 57,250	1,828
Swatch Group AG 15,700	2,086
Syngenta AG 31,700	2,537
❹ United Bank of Switzerland AG 81,550	5,796
	43,425
Taiwan 2.3%	
• Career Technology (MFG.) Co. Ltd. 807,000	1,482
Chicony Electronics Co. Ltd. 402,000	793
◆ Chunghwa Telecom Co. Ltd. 55,400	924
• Eva Airways Corp. 927,015	378
Hon Hai Precision Industry Co. Ltd. 197,000	777
• King Yuan Electronics Co. Ltd. 1,135,000	1,401
MediaTek, Inc. 45,000	429

Security and Number of Shares	Value ($ x 1,000)
Min Aik Technology Co. Ltd. 340,000	742
Novatek Microelectronics Corp. Ltd. 197,000	777
Optimax Technology Corp. 403,000	1,674
Optimax Technology Rights 28,665	–
• Powertech Technology, Inc. 682,000	1,314
Premier Image Technology Corp. 165,000	263
Quanta Computer, Inc. 171,400	361
	11,315
Thailand 0.7%	
Advanced Info Service Public Co. Ltd. 37,300	82
• Bangkok Bank Public Co. Ltd. 203,800	499
Banpu Public Co. Ltd. 282,100	917
Land and House Public Co. Ltd. 1,330,100	369
The Siam Industrial Credit Public Co. Ltd. 3,768,200	659
Tisco Financial Public Co. Ltd. 379,900	280
• Total Access Communication Public Co. Ltd. 183,000	461
	3,267
Turkey 0.3%	
◆ Dogan Yayin Holding A/S 148,952,595	496
Enka Insaat ve Sanayi A/S 23,617,936	458
Otokar Otobus Karoseri Sanayi A/S 116,598,138	559
	1,513
United Kingdom 16.8%	
3I Group PLC 53,400	571
• Acambis PLC 67,700	382
Aegis Group PLC 968,000	1,549
Allied Domecq PLC 44,553	355
Associated British Ports Holdings PLC 382,500	2,991
BG Group PLC 439,200	2,537
BP PLC 66,200	572
❽ British Sky Broadcasting Group PLC 383,898	4,534
❿ Cadbury Schweppes PLC 557,800	4,437
Capital Group PLC 194,600	1,070

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Carnival PLC 26,000	1,165
•Cattles PLC 81,600	502
Compass Group PLC 528,300	3,326
•CSR PLC 219,314	1,015
❷Diageo PLC 474,100	6,360
•Enodis PLC 1,515,000	2,472
French Connection Group PLC 198,642	1,562
Galen Holdings PLC 45,600	645
❺GlaxoSmithKline PLC 252,000	5,215
HBOS PLC 169,300	2,193
Imperial Chemical Industries PLC 457,060	1,777
ITV PLC 1,238,802	2,713
J. Sainsbury PLC 198,000	978
Kesa Electricals PLC 130,160	651
Kingfisher PLC 427,863	2,149
Man Group PLC 34,900	1,045
Marks & Spencer Group PLC 450,900	2,209
McCarthy & Stone PLC 37,600	384
Michael Page Group PLC 1,097,500	3,372
•Mothercare PLC 172,808	1,033
•Orascom Telecommunications 47,500	443
Pearson PLC 23,700	277
Premier Farnell PLC 163,200	729
Reckitt Benkiser PLC 78,497	2,041
Reed Elsevier PLC 430,000	4,003
RTL Group SA 7,960	487
Savills PLC 118,029	996
Signet Group PLC 1,340,000	2,751
Smith & Nephew PLC 158,900	1,613
Standard Chartered PLC 110,000	1,686
❻Tesco PLC 1,135,000	5,007
Whatman PLC 137,084	492
•Wolfson Microelectronics PLC 330,185	1,556
	81,845

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Short-Term Investments 0.3% of net assets

U.S. Government Securities 0.3%

▲U.S. Treasury Bills 0.92%, 06/17/04	1,500	**1,498**

Security and Number of Shares		Value ($ x 1,000)

Other Investments 8.1% of net assets

Other Investment Companies 7.0%

Provident Institutional Funds— TempCash 9,713,161	9,713
Provident Institutional Funds— TempFund 24,346,247	24,347
	34,060

Other 1.1%

PNC Bank — Money Market Account 5,061,008	**5,061**

End of investments.

In addition to the above, the fund held the following at 4/30/04. All numbers x 1,000.

Foreign Currency Contracts

Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
05/03/2004	U.S. Dollars	77	Australian Dollars	107	–
05/03/2004	U.S. Dollars	17	European Euro	14	–
05/03/2004	European Euro	99	U.S. Dollars	118	1
05/04/2004	U.S. Dollars	304	Australian Dollars	424	(2)
05/04/2004	U.S. Dollars	37	European Euro	31	–
05/04/2004	British Pounds	30	U.S. Dollars	53	–
05/04/2004	European Euro	100	U.S. Dollars	119	–
05/04/2004	British Pounds	14	U.S. Dollars	25	–
05/04/2004	European Euro	2	U.S. Dollars	2	–
05/04/2004	Thailand Bhat	498	U.S. Dollars	13	–
05/05/2004	U.S. Dollars	16	Australian Dollars	22	–
05/05/2004	U.S. Dollars	18	European Euro	15	–
05/05/2004	British Pounds	231	U.S. Dollars	410	(1)
05/05/2004	European Euro	239	U.S. Dollars	286	–
05/06/2004	Japanese Yen	49,888	U.S. Dollars	455	(3)
05/06/2004	British Pounds	7	U.S. Dollars	12	–
05/06/2004	Japanese Yen	4,411	U.S. Dollars	40	–
05/06/2004	Thailand Bhat	63	U.S. Dollars	16	–
05/07/2004	Japanese Yen	30,242	U.S. Dollars	275	(1)
05/10/2004	Japanese Yen	24,943	U.S. Dollars	226	–
					(6)

Statement of
Assets and Liabilities

As of April 30, 2004, unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value		$496,712
Foreign currency		280
Receivables:		
Fund shares sold		1,472
Dividends		1,503
Foreign tax reclaims		238
Investments sold		8,336
Unrealized appreciation on foreign currency contracts		1
Prepaid expenses	+	109
Total assets		**508,651**

Liabilities

Payables:		
Fund shares redeemed		177
Investments bought		22,064
Due to brokers for futures		70
Investment adviser and administrator fees		32
Transfer agency and shareholder service fees		6
Withholding taxes		1
Unrealized depreciation on foreign currency contracts		7
Accrued expenses	+	126
Total liabilities		**22,483**

Net Assets

Total assets		508,651
Total liabilities	–	22,483
Net assets		**$486,168**

Net Assets by Source

Capital received from investors	506,464
Distributions in excess of net investment income	(699)
Net realized capital losses	(82,695)
Net unrealized capital gains	63,098

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$465,788		35,365		$13.17
Select Shares	$20,380		1,547		$13.18

Unless stated, all numbers x 1,000.

The fund paid $433,556 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$293,749
Sales/maturities	$152,422

The fund paid $280 for these currencies.

These derive from investments, foreign currency transactions and futures. As of the report date, the fund has thirty-five open S&P 500 futures contracts due to expire on June 18, 2004, with an aggregate net contract value of $9,678 and a net unrealized loss of $51.

Federal Tax Data

Portfolio cost		$436,404
Net unrealized gains and losses:		
Gains		$68,226
Losses	+	(7,918)
		$60,308
As of October 31, 2003:		
Undistributed earnings:		
Ordinary income		$1,008
Long-term capital gains		$–
Unused capital losses:		
Expires 10/31 of:		Loss amount:
2009		$40,326
2010		53,351
2011	+	3,747
		$97,424

 See financial notes.

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$3,064
Interest	+	4
Total investment income		**3,068**

An additional $442 was withheld for foreign taxes.

Net Realized Gains and Losses

Net realized gains on investments sold		16,923
Net realized losses on foreign currency transactions		(539)
Net realized gains on futures sold	+	734
Net realized gains		**17,118**

Net Unrealized Gains and Losses

Net unrealized gains on investments		16,504
Net unrealized losses on foreign currency transactions		(52)
Net unrealized losses on futures contracts	+	(194)
Net unrealized gains		**16,258**

Calculated as 1.40% of average daily net assets.

Expenses

Investment adviser and administrator fees		2,761
Transfer agent and shareholder service fees:		
Investor Shares		491
Select Shares		2
Trustees' fees		3
Custodian and portfolio accounting fees		372
Professional fees		22
Registration fees		14
Shareholder reports		52
Other expenses	+	15
Total expenses		3,732
Expense reduction	−	479
Net expenses		**3,253**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.15% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $478 from the investment adviser (CSIM) and $1 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005 for Investors Shares and February 28, 2006 for Select Shares, as follows:

Increase in Net Assets from Operations

Total investment income		3,068
Net expenses	−	3,253
Net investment loss		**(185)**
Net realized gains		17,118
Net unrealized gains	+	16,258
Increase in net assets from operations		**$33,191**

Share Class	% of Average Daily Net Assets
Investor Shares	1.65
Select Shares	1.47

This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $33,376

See financial notes. 61

Statements of
Changes in Net Assets

For the current and prior report period. All numbers x 1,000.
Figures for current period are unaudited.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income or loss	($185)	$740
Net realized gains or losses	17,118	(6,081)
Net unrealized gains	+ 16,258	80,329
Increase in net assets from operations	**33,191**	**74,988**

Distributions Paid

Dividends from Net Investment Income

	11/1/03–4/30/04	11/1/02–10/31/03
Investor Shares	1,007	14
Select Shares	+ —	—
Total dividends from net investment income	**$1,007**	**$14**

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	13,318	$173,530	6,539	$66,048
Select Shares	+ 1,550	21,012	—	—
Total shares sold	**14,868**	**$194,542**	**6,539**	**$66,048**
Shares Reinvested				
Investor Shares	77	$938	2	$13
Select Shares	+ —	—	—	—
Total shares reinvested	**77**	**$938**	**2**	**$13**
Shares Redeemed				
Investor Shares	(3,306)	($43,442)	(4,801)	($44,770)
Select Shares	+ (3)	(43)	—	—
Total shares redeemed	**(3,309)**	**($43,485)**	**(4,801)**	**($44,770)**
Net transactions in fund shares	**11,636**	**$151,995**	**1,740**	**$21,291**

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	25,276	$301,989	23,536	$205,724
Total increase	+ 11,636	184,179	1,740	96,265
End of period	**36,912**	**$486,168**	**25,276**	**$301,989**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions paid for the prior period are:

Ordinary income	$14
Long-term capital gains	$—

The fund charges 1.50% of early withdrawal fees on shares redeemed 180 days or less after the purchases:

Current period

Investor Shares	$52
Select Shares	+ —
Total	**$52**

Prior period

Investor Shares	$52
Select Shares	+ —
Total	**$52**

Dollar amounts are net of the redemption fees.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributions in excess of net investment income in the amount of $699 at the end of the current period and undistributed net investment income in the amount of $493 at the end of the prior period.

Financial Notes unaudited

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

Prior to June 3, 2002, each fund invested in a mix of actively managed mutual funds. The transition to their current names and multi-manager strategy began on June 3, 2002.

The Trust and Its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993
Schwab S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Schwab U.S. MarketMasters Fund
Schwab Balanced MarketMasters Fund
Schwab Small-Cap MarketMasters Fund
Schwab International MarketMasters Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund
Institutional Select S&P 500 Fund
Institutional Select Large-Cap Value Index Fund
Institutional Select Small-Cap Value Index Fund

Schwab International MarketMaster Fund offers two share classes: Investor Shares and Select Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab U.S. MarketMaster Fund, Schwab Balanced MarketMaster Fund and Small-Cap MarketMaster Fund each offers one share class.

Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, the funds agree to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the funds could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, the funds must give the broker a deposit of cash and/or securities (the "initial margin") whenever they enter into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The funds record the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may also sell securities short (selling securities they do not own). When they do so, the funds also place assets worth at least 100% of the value of the short securities into segregated accounts, as collateral. If the market value of the short securities subsequently falls, the funds can realize a gain by closing the position. However, if the value rises, the funds typically would have to add to their collateral or close out their short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

The Schwab Balanced MarketMasters Fund and Schwab International MarketMasters Fund invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date. Similar to futures, forwards are agreements directly between two parties, however forwards are not publicly traded.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may enter into swap agreements. In these transactions, a fund and a counterparty agree to swap payments that are based on two different rates. The counterparty is typically a large financial institution, and the terms of the swap are specified in advance. For example, a fund may agree that for six months it will pay the counterparty the equivalent of the interest on a given amount invested at LIBOR (the London Interbank Offered Rate). In exchange, the counterparty might agree to pay a fund the equivalent of the same amount invested in a certain bond index during this same six month period.

Swap agreements carry certain risks. Because the net gains or losses stemming from a swap agreement depend on the movements of one rate relative to another, a fund could experience unanticipated losses if one or both rates failed to behave as expected. A fund also could lose money if a counterparty failed to honor the terms of a swap agreement.

The Credit Swap or "Credit Default Swap" is a bilateral financial contract in which one counterparty (the Protection Buyer) pays a periodic fee, typically expressed in basis points on the notional amount, in return for a Contingent Payment by the Protection Seller following a Credit Event of a Reference Entity.

The definitions of a Credit Event and the settlement mechanism used to determine the Contingent Payment are flexible and determined by negotiation between the counterparties at the inception of the transaction.

The funds are authorized to write and purchase put and call options. The risk in writing a call option is that a fund gives up the opportunity for profit if the market price of the security increases. The risk in writing a put option is that the funds may incur a loss if the market price of the security decreases and the option is exercised. The risk in purchasing an option is that a fund pays a premium whether or not the option is exercised. The funds also have the additional risk of being unable to enter into a closing transaction at an acceptable price if a liquid secondary market does not exist.

The funds may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBAs may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in a fund's other assets.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The adviser is responsible for compensating each fund's investment managers.

The funds may engage in certain transactions involving affiliates. Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales, foreign currency transactions and paydown gains and losses.

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

• **Securities for which no quoted value is readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the funds' Board of Trustees.

• **Bonds and notes:** valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

• **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Swap agreements:** each open contract is valued at fair value using guidelines adopted by the funds' Board of Trustees, using a formula that varies with the specific terms of the agreement.

• **Options:** open contracts are valued at their last quoted sale price or in the case of swaptions (options on swaps) at fair value, that varies with the specific terms of the underlying swap agreement.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

If a fund sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and the liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued or dividends paid on securities sold short are recorded as an expense on the fund's records.

Options purchased are recorded as assets and written options are recorded as liabilities to the extent of premiums paid or received. Each fund will realize a gain or loss when the option transaction expires or closes. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option or the cost of a security for a purchased put or call option is adjusted by the amount of the premium received or paid.

Swap premiums paid are recorded as assets and premiums received are recorded as liabilities.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Interest income is recorded as it accrues. If a fund bought a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved. Gains and losses from paydowns on mortgage and asset backed securities are recorded as adjustments to interest income.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 4/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Dawn G. Lepore[1] 3/21/54	2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1,2] 2/22/55	2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.
[2] Effective June 8, 2004, Jeffrey Lyons resigned as trustee from each of the trusts.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds®.

Whether you're an experienced investor or just starting out, SchwabFunds® can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund®. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds® at:
P.O. Box 3812
Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
    Communications Focus Fund
    Financial Services Focus Fund
    Health Care Focus Fund
    Technology Focus Fund
Schwab MarketMasters Funds®
    Schwab U.S. MarketMasters Fund™
    Schwab Small-Cap MarketMasters Fund™
    Schwab International MarketMasters Fund™
    Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
    Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor

SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Member SIPC/NYSE.

Printed on recycled paper.
REG13563-06

Schwab MarketTrack Portfolios®

Semiannual Report
April 30, 2004

Schwab MarketTrack
All Equity Portfolio™

Schwab MarketTrack
Growth Portfolio™

Schwab MarketTrack
Balanced Portfolio™

Schwab MarketTrack
Conservative Portfolio™

charles SCHWAB

*Four portfolios that combine the power of indexing
with the benefits of asset allocation.*

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles R. Schwab
Chairman

When I look at the current economic trends, I see a lot of positive indicators. Corporate profits, revenues, capital spending and the employment numbers have been strong. With the GDP and capital spending also strong, we seem to be in the early stages of what could be a long-term economic recovery. However, even though stock market and economic cycles have historically been in synch, this now seems to be less certain.

The stock market, reflecting the uncertainty around the globe, has become increasingly volatile. Whether it's the war in Iraq or global terrorism, investors are exposed to frightening images over and over again throughout the day. This may play on investors' emotions, potentially contributing to the market's recent volatility.

Given this, and because it can be so difficult to fight your emotions, I believe it's more important than ever to stay diversified. By being diversified across and within all asset classes, you have an "all-weather" portfolio that can offer you some balance in any market climate. There are very obvious reasons why diversification is useful, but what I believe is its understated beauty is that it gives many of you the discipline you need to stick with a well thought out strategy.

I have been a fan of mutual funds throughout my long investing career. I say this because I firmly believe that mutual funds are a cost-effective and convenient way for investors to achieve a diversified portfolio. And as we face increasing uncertainty in the world and in the stock markets, this is perhaps more important than ever.

Overall, despite the likelihood of short-term market volatility, I maintain complete faith in the strength of the U. S. economy. I always have believed and continue to believe that the stock market is the best place for long-term investing, and that with a wise investing plan – and a well diversified portfolio – you will be well-positioned to meet your financial goals.

Sincerely,

Charles Schwab

Management's Discussion for the six months ended April 30, 2004



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

The stock market's continued recovery during the report period was welcome news to long-term investors, especially those of you who had suffered through declining share prices before then.

For years, investors sold stocks and stock mutual funds when the economy was weak or when geopolitical tensions heightened, despite the fact that stock and fund prices often were relatively cheap during those dark hours. Over the past year, however, I've spoken with many individual investors who benefited from sticking with their long-term asset-allocation plans. As a result, they were able to participate in the past year's stock market gains. They learned how difficult it is to successfully "time the market" and determine when to "be in cash." Many have given up this chase altogether and have benefited both financially and emotionally.

Given the ongoing geopolitical situation, however, it's quite understandable that many investors are nervous, and some are again acting more on their emotions than on sound investment principles. When you invest in SchwabFunds®, you can be assured that our portfolio managers understand your concerns and are diligent in their approach to the investment process. Key to this is their knowledge of and adherence to each fund's objective and their vigilant focus on remaining true to it. In short, each of our portfolio manager's responsibility is to remain consistent in implementing their investment strategies, despite the market's fluctuations.

There's one more thing I want to address in this letter and that is, as of July 19, 2004, following a distinguished ten-year career at Schwab, Geri Hom, senior portfolio manager, has decided to retire. Jeff Mortimer, senior vice-president and chief investment officer, equities of Charles Schwab Investment Management, Inc., assumes Geri's responsibilities for overall management of the funds.

I expect these changes to be seamless to our shareholders, as SchwabFunds® has been and will continue to be managed by teams of seasoned professionals, who remain committed to their investing styles. We thank you for your trust in us as we help you reach your long- or short-term financial goals.

Sincerely,

Randall W. Merk

2   Schwab MarketTrack Portfolios



Geri Hom, a vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day management of the equity portions of the Schwab MarketTrack Portfolios. Prior to joining the firm in 1995, she worked for nearly 15 years in equity management.

Kimon Daifotis, CFA, a senior vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day management of the bond and cash portions of the Schwab Market-Track Portfolios. Prior to joining the firm in 1997, he worked for more than 18 years in research and asset management.

The Economy and the Market

The economy, which had improved during the second half of 2003, picked up steam at the end of the year and continued to show signs of recovery through the current report period of November 1, 2003 through April 30, 2004. The securities market reflected the positive news through first-quarter 2004. During that time, the market started to bounce around a little, as evidenced by the volatility in the S&P 500® Index in February and March. Toward the end of the report period, in late April, the market fell precipitously and many of the funds' 2004 gains were lost. Nonetheless, its earlier performance was strong enough to push the broader market up 6.27% for the report period, as measured by the S&P 500® Index.

While the economy officially emerged from recession in 2001, the recovery didn't fully materialize until 2003. And it wasn't until late in 2003 when investors started buying companies with good solid fundamentals. During this time, both the manufacturing and services sectors exhibited strong growth. Capital spending showed signs of life amid rising corporate profits.

The economy continued to expand in 2004. Businesses added to their inventories, factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise, despite a mid-quarter pause in the upward trend in consumer confidence, and higher commodity prices were holding. Mortgage refinancing activity, while still significant, started to show signs of waning as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid growth.

On the currency front, the dollar rebounded from its lows, due to two reasons. First, the U. S. economy grew more than most other countries' economies did. The second reason is the expectation that interest rates will rise, which has served to stimulate inflows of foreign capital.

The Federal Reserve (Fed) left interest rates unchanged during the period. Inflation began to accelerate, alleviating Fed fears of possible deflation. Consequent expectations that the Fed would soon begin to raise interest rates weighed on markets toward the end of the period. Nevertheless, economic fundamentals remained sound. With delayed job growth underway, the economy was improving on all fronts. Strong

With delayed job growth underway, the economy was improving on all fronts. Strong personal income growth fueled consumer spending, despite higher oil prices and concerns about terrorism and the war in Iraq.

personal income growth fueled consumer spending, despite higher oil prices and concerns about terrorism and the war in Iraq. Business profits exhibited another strong quarterly gain and investment in equipment and inventories remained healthy. In sum, it appeared that the economy, indeed, was back on track.

The Funds

The equities market started off strong at the beginning of the period that ran from November 1, 2003 through April 30, 2004. Toward the middle of first-quarter 2004, however, the market, as evidenced by the S&P 500® Index, became fairly volatile and bounced around until the end of April, when it dropped precipitously, giving up some of its earlier gains. Nonetheless, performance of all of the Market Track portfolios was positive over the report period, closely tracking their benchmark.

The S&P 500® Index closed at 1107.30, up 6.27% for the period. First-quarter earnings came in very strong. As of the end of April, 410 of the 500 companies in the index had reported earnings, which were an average 8.4% higher than analysts' estimates.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 6.27% **S&P 500® Index:** measures U.S. large-cap stocks
- 6.54% **Russell 2000® Index:** measures U.S. small-cap stocks
- 12.39% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- 1.25% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market
- 0.43% **Three-Month U.S. Treasury Bills (T-bills):** measures short-term U.S. Treasury obligations



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.

Performance at a Glance

Total return for the six months ended 4/30/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Schwab MarketTrack
All Equity Portfolio **7.04%**
Benchmark **7.30%**
Performance Details . . . . *page 6*

Schwab MarketTrack
Growth Portfolio **5.70%**
Benchmark **6.09%**
Performance Details . . . . *page 8*

Schwab MarketTrack
Balanced Portfolio **4.46%**
Benchmark **4.66%**
Performance Details . . . . *page 10*

Schwab MarketTrack
Conservative Portfolio **3.29%**
Benchmark **3.49%**
Performance Details . . . . *page 12*

In terms of performance, the top industry, as measured by the S&P 500® Index was energy, up 22.44% for the period, due in part to the soaring price of a barrel of oil. Coming in a close second was telecommunications services, which was up 12.38%, followed by the consumer staples industry, which grew 10.42%. The worst performing industry was information technology, which was down 3.96%.

Although bonds didn't fare nearly as well as equities, performance was still positive, up 1.25%, as measured by the Lehman Brothers Aggregate Index. This differential is not unusual, given that we appeared to be in the midst of an economic recovery during the period. When the economy is strong and job growth is robust, investors expect to see inflation, which leads to higher interest rates and ultimately brings down prices for bonds.

The Schwab Market Track All Equity Portfolio was the top performer of the four funds, largely due to its allocation to the equity groups that saw the biggest returns. Performance for the period was up 7.04%, closely tracking its benchmark. The fund's 30% allocation to international stocks, along with its 25% allocation to small-cap stocks, which led the market for most of the report period, were key to strong performance.

The Schwab Market Track Growth Portfolio also did well. It was up 5.70%, closely tracking its benchmark. Fund performance was helped by exposure to the strong performing international sector and small-cap stocks. The difference in the fund's performance compared to the All Equity Portfolio was due to its fixed-income allocation.

The Schwab Market Track Balanced Portfolio and the **Schwab Market Track Conservative Portfolio,** with even greater exposure to fixed income, came in third and fourth, respectively. Nonetheless, they both were up for the report period. The balanced fund, with 35% allocated to bonds, was up 4.46%, while the conservative portfolio, with 55% of the fund in fixed-income, was up 3.29%.

All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.
Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the portfolios' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or on the redemption of portfolio shares.
Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.
Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab MarketTrack All Equity Portfolio

Performance as of 4/30/04

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

■ **Portfolio**
■ Benchmark: **All Equity Composite Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months	1 Year	5 Years	Since Inception: 5/19/98
Portfolio	7.04%	29.91%	-0.08%	1.39%
All Equity Composite Index	7.30%	30.40%	1.91%	n/a
Morningstar Large-Cap Blend	5.47%	21.73%	-1.84%	0.91%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and an additional index.

■ $10,854 **Portfolio**
■ $11,828 **All Equity Composite Index**
□ $10,787 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The All Equity Composite Index is composed of Morningstar category averages and is calculated using the following portion allocations: 45% large-cap stocks, 25% small-cap stocks and 30% foreign stocks. Source: Morningstar, Inc.

Schwab MarketTrack All Equity Portfolio

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



	Value	Blend	Growth	
Large				Market Cap
Medium				
Small				

Statistics

Number of Holdings	5
Weighted Average Market Cap ($ x 1,000,000)	$56,260
Price/Earnings Ratio (P/E)	28.2
Price/Book Ratio (P/B)	2.5
Portfolio Turnover Rate[2]	5%

Top Holdings[3]

Security	% of Net Assets
❶ **Schwab S&P 500 Fund** Select Shares	44.9%
❷ **Schwab International Index Fund** Select Shares	30.2%
❸ **Schwab Small-Cap Index Fund** Select Shares	24.5%
Total	**99.6%**

Asset Class Weightings % of Portfolio

This chart shows the portfolio's asset class composition as of the report date.



- 44.9% **Large-Cap Stocks**
- 30.2% **International Stocks**
- 24.5% **Small-Cap Stocks**
- 0.4% **Short-Term Investments**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio's holdings as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab MarketTrack Growth Portfolio

Performance as of 4/30/04

Average Annual Total Returns[1,2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

■ **Portfolio**
■ Benchmark: **Growth Composite Index**
■ Fund Category: **Morningstar Moderate Allocation**



	6 Months	1 Year	5 Years	Since Inception: 11/20/95
Portfolio	5.70%	23.31%	1.25%	7.43%
Growth Composite Index	6.09%	24.37%	2.78%	n/a
Morningstar Moderate Allocation	4.20%	15.98%	1.56%	7.14%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

■ $18,327 **Portfolio**
■ $18,660 **Growth Composite Index**
■ $21,126 **S&P 500® Index**
□ $17,385 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Growth Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 40% large-cap stocks, 20% small-cap stocks, 20% foreign stocks, 15% bonds and 5% cash. Source: Morningstar, Inc.

Schwab MarketTrack Growth Portfolio

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	505
Weighted Average Market Cap ($ x 1,000,000)	$58,094
Price/Earnings Ratio (P/E)	28.1
Price/Book Ratio (P/B)	2.6
Portfolio Turnover Rate[2]	5%

Top Holdings[3]

Security	% of Net Assets
❶ **Schwab S&P 500 Fund** Select Shares	23.9%
❷ **Schwab International Index Fund** Select Shares	20.1%
❸ **Schwab Small-Cap Index Fund** Select Shares	19.7%
❹ **Schwab Total Bond Market Fund**	15.2%
❺ **General Electric Co.**	0.5%
❻ **Microsoft Corp.**	0.4%
❼ **Exxon Mobil Corp.**	0.4%
❽ **Pfizer, Inc.**	0.4%
❾ **Citigroup, Inc.**	0.4%
❿ **Wal-Mart Stores, Inc.**	0.4%
Total	**81.4%**

Asset Class Weightings % of Portfolio

This chart shows the portfolio's asset class composition as of the report date.



- 40.0% **Large-Cap Stocks**
- 20.1% **International Stocks**
- 19.7% **Small-Cap Stocks**
- 15.2% **Bonds**
- 5.0% **Short-Term Investments**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio's holdings as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab MarketTrack Balanced Portfolio

Performance as of 4/30/04

Average Annual Total Returns[1,2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

■ **Portfolio**
■ Benchmark: **Balanced Composite Index**
■ Fund Category: **Morningstar Moderate Allocation**



	6 Months	1 Year	5 Years	Since Inception: 11/20/95
Portfolio	4.46%	17.51%	2.57%	7.17%
Benchmark	4.66%	18.02%	3.62%	n/a
Fund Category	4.20%	15.98%	1.56%	7.14%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

■ $17,960 **Portfolio**
■ $18,389 **Balanced Composite Index**
■ $21,126 **S&P 500® Index**
□ $17,385 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Balanced Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 30% large-cap stocks, 15% small-caps stocks, 15% foreign stocks, 35% bonds and 5% cash. Source: Morningstar, Inc.

Fund Facts as of 4/30/04

Security	% of Net Assets
❶ **Schwab Total Bond Market Fund**	35.4%
❷ **Schwab S&P 500 Fund** Select Shares	17.3%
❸ **Schwab International Index Fund** Select Shares	15.1%
❹ **Schwab Small-Cap Index Fund** Select Shares	14.6%
❺ **General Electric Co.**	0.4%
❻ **Microsoft Corp.**	0.3%
❼ **Exxon Mobil Corp.**	0.3%
❽ **Pfizer, Inc.**	0.3%
❾ **Citigroup, Inc.**	0.3%
❿ **Wal-Mart Stores, Inc.**	0.3%
Total	**84.3%**

Statistics

Number of Holdings	505
Portfolio Turnover Rate[2]	7%

Asset Class Weightings % of Portfolio

This chart shows the portfolio's asset class composition as of the report date.



- 35.5% **Bonds**
- 29.9% **Large-Cap Stocks**
- 15.1% **International Stocks**
- 14.6% **Small-Cap Stocks**
- 4.9% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.

Schwab MarketTrack Conservative Portfolio

Performance as of 4/30/04

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- ■ **Portfolio**
- ■ Benchmark: **Conservative Composite Index**
- ■ Fund Category: **Morningstar Conservative Allocation**



	6 Months	1 Year	5 Years	Since Inception: 11/20/95
Portfolio	3.29%	11.91%	3.73%	6.76%
Benchmark	3.49%	12.50%	4.39%	n/a
Fund Category	2.96%	9.31%	3.12%	7.00%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

- ■ $17,390 **Portfolio**
- ■ $17,714 **Conservative Composite Index**
- ■ $21,126 **S&P 500® Index**
- □ $17,385 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Conservative Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 20% large-cap stocks, 10% small-cap stocks, 10% foreign stocks, 55% bonds and 5% cash. Source: Morningstar, Inc.

Fund Facts as of 4/30/04

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Total Bond Market Fund**	55.6%
❷ **Schwab S&P 500 Fund** Select Shares	14.5%
❸ **Schwab International Index Fund** Select Shares	9.9%
❹ **Schwab Small-Cap Index Fund** Select Shares	9.6%
❺ **General Electric Co.**	0.2%
❻ **Microsoft Corp.**	0.1%
❼ **Exxon Mobil Corp.**	0.1%
❽ **Pfizer, Inc.**	0.1%
❾ **Citigroup, Inc.**	0.1%
❿ **Wal-Mart Stores, Inc.**	0.1%
Total	**90.3%**

Statistics

Number of Holdings	505
Portfolio Turnover Rate[2]	7%

Asset Class Weightings % of Portfolio

This chart shows the portfolio's asset class composition as of the report date.



- 55.7% **Bonds**
- 20.0% **Large-Cap Stocks**
- 9.9% **International Stocks**
- 9.6% **Small-Cap Stocks**
- 4.8% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.

Schwab MarketTrack All Equity Portfolio
Financial Statements

Financial Highlights

	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	9.43	7.60	9.06	12.06	11.48	9.28
Income or loss from investment operations:						
Net investment income	0.11	0.09	0.05	0.22	0.04	0.03
Net realized and unrealized gains or losses	0.55	1.85	(1.32)	(2.99)	0.69	2.22
Total income or loss from investment operations	0.66	1.94	(1.27)	(2.77)	0.73	2.25
Less distributions:						
Dividends from net investment income	(0.09)	(0.09)	(0.05)	(0.22)	(0.05)	(0.05)
Distributions from net realized gains	–	(0.02)	(0.14)	(0.01)	(0.10)	–
Total distributions	(0.09)	(0.11)	(0.19)	(0.23)	(0.15)	(0.05)
Net asset value at end of period	10.00	9.43	7.60	9.06	12.06	11.48
Total return (%)	7.04[1]	25.77	(14.40)	(23.27)	6.37	24.34
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses[2]	0.50[3]	0.50	0.50	0.50	0.57[4]	0.54
Gross operating expenses[2]	0.75[3]	0.76	0.77	0.77	0.84	0.97
Net investment income	1.07[1]	1.10	0.58	1.93	0.05	0.13
Portfolio turnover rate	5[1]	10	15	5	3	6
Net assets, end of period ($ x 1,000,000)	456	427	353	405	441	203

* Unaudited.

[1] Not annualized.

[2] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.56% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

➊ Top holding

▲ Collateral for open futures contracts

▮ Issuer is affiliated with the fund's adviser

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.6%	Other Investment Companies	478,451	453,921
0.4%	Short-Term Investment	1,532	1,532
0.0%	U.S. Treasury Obligation	110	110
100.0%	Total Investments	480,093	455,563
0.0%	Other Assets and Liabilities, Net		23
100.0%	Total Net Assets		455,586

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 99.6% of net assets	
▮➋ Schwab International Index Fund, Select Shares 9,861,453	137,764
▲▮➊ Schwab S&P 500 Fund, Select Shares 11,904,834	204,526
▮➌ Schwab Small-Cap Index Fund, Select Shares 5,915,803	111,631
	453,921

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investment 0.4% of net assets		
Bank of America, London Time Deposit 0.50%, 05/03/04	1,532	**1,532**
U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill, 0.91%, 06/17/04	110	**110**

End of investments.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$455,563
Receivables:	
Fund shares sold	288
Prepaid expenses	+ 21
Total assets	**455,872**

Liabilities

Payables:	
Fund shares redeemed	158
Investments bought	50
Due to brokers for futures	12
Investment adviser and administrator fees	5
Transfer agent and shareholder service fees	6
Accrued expenses	+ 55
Total liabilities	**286**

Net Assets

Total assets	455,872
Total liabilities	– 286
Net assets	**$455,586**

Net Assets by Source

Capital received from investors	514,957
Distributions in excess of net investment income	(776)
Net realized capital losses	(34,046)
Net unrealized capital losses	(24,549)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$455,586		45,570		$10.00

Unless stated, all numbers x 1,000.

The fund paid $480,093 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$26,772
Sales/maturities	$23,815

Percent of fund shares of other Schwab funds owned at the end of the report period:

Schwab Equity Index Funds	
S&P 500 Fund	2.5%
Small-Cap Index Fund	6.7%
International Index Fund	11.3%

These derive from investments and futures. As of the report date, the fund had six open S&P 500 futures contracts due to expire on June 18, 2004, with an aggregate contract value of $1,659 and net unrealized losses of $19.

Federal Tax Data

Portfolio Cost	$488,475
Net unrealized gains and losses:	
Gains	$12,716
Losses	+ (45,628)
	($32,912)
As of December 31, 2003:	
Undistributed earnings:	
Ordinary income	$–
Long-term capital gains	$–
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2011	$11,058
2012	+ 13,010
	$24,068

 See financial notes.

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$6,042
Interest	+	4
Total investment income		**6,046**

Net Realized Gains and Losses

Net realized losses on investments sold		(1,479)
Net realized gains on futures contracts	+	160
Net realized losses		**(1,319)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		26,609
Net unrealized losses on futures contracts	+	(72)
Net unrealized gains		**26,537**

Expenses

Investment adviser and administrator fees		1,007
Transfer agent and shareholder service fees		572
Trustees' fees		4
Custodian fees		18
Portfolio accounting fees		31
Professional fees		16
Registration fees		9
Shareholder reports		56
Other expenses	+	3
Total expenses		1,716
Expense reduction	−	572
Net expenses		**1,144**

Increase in Net Assets from Operations

Total investment income		6,046
Net expenses	−	1,144
Net investment income		**4,902**
Net realized losses		(1,319)
Net unrealized gains	+	26,537
Increase in net assets from operations		**$30,120**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 0.50% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $25,218.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income	$4,902	$4,133
Net realized losses	(1,319)	(10,097)
Net unrealized gains +	26,537	94,425
Increase in net assets from operations	**30,120**	**88,461**

Distributions Paid

	11/1/03–4/30/04	11/1/02–10/31/03
Dividends from net investment income	4,156	3,978
Distributions from net realized gains +	—	837
Total distributions paid	**$4,156**	**$4,815**

The tax-basis components of distributions for the period ended 12/31/03 are:
Ordinary Income $4,156
Long-term capital gains $–

Transactions in Fund Shares

	11/1/03–4/30/04 SHARES	VALUE	11/1/02–10/31/03 SHARES	VALUE
Shares sold	4,541	$45,912	7,189	$58,084
Shares reinvested	409	4,002	618	4,696
Shares redeemed +	(4,710)	(47,553)	(8,992)	(72,607)
Net transactions in fund shares	**240**	**$2,361**	**(1,185)**	**($9,827)**

Shares Outstanding and Net Assets

	11/1/03–4/30/04 SHARES	NET ASSETS	11/1/02–10/31/03 SHARES	NET ASSETS
Beginning of period	45,330	$427,261	46,515	$353,442
Total increase or decrease +	240	28,325	(1,185)	73,819
End of period	**45,570**	**$455,586**	**45,330**	**$427,261**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributions in excess of net investment income in the amount of $776 and $1,522 at the end of the current period and the prior period, respectively.

Schwab MarketTrack Growth Portfolio
Financial Statements

Financial Highlights

	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	14.36	12.05	13.88	17.22	16.37	13.96
Income or loss from investment operations:						
Net investment income	0.19	0.18	0.19	0.41	0.22	0.18
Net realized and unrealized gains or losses	0.63	2.33	(1.62)	(3.22)	0.94	2.48
Total income or loss from investment operations	0.82	2.51	(1.43)	(2.81)	1.16	2.66
Less distributions:						
Dividends from net investment income	(0.21)	(0.20)	(0.24)	(0.44)	(0.18)	(0.22)
Distributions from net realized gains	–	–	(0.16)	(0.09)	(0.13)	(0.03)
Total distributions	(0.21)	(0.20)	(0.40)	(0.53)	(0.31)	(0.25)
Net asset value at end of period	14.97	14.36	12.05	13.88	17.22	16.37
Total return (%)	5.70[1]	21.18	(10.78)	(16.71)	7.08	19.24
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses[2]	0.50[3]	0.50	0.50	0.50	0.57[4]	0.58
Gross operating expenses[2]	0.73[3]	0.74	0.75	0.74	0.82	0.91
Net investment income	1.19[1]	1.48	1.35	2.58	1.32	1.21
Portfolio turnover rate	5[1]	9	21	10	12	7
Net assets, end of period ($ x 1,000,000)	617	578	510	511	566	428

* Unaudited.

[1] Not annualized.

[2] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.56% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
78.9% Other Investment Companies	465,025	487,056
16.1% Common Stock	64,443	99,350
5.0% Short-Term Investments	30,887	30,887
100.0% Total Investments	560,355	617,293
0.0% Other Assets and Liabilities, Net		(115)
100.0% Total Net Assets		617,178

Security and Number of Shares	Value ($ x 1,000)

Common Stock 16.1% of net assets

Aerospace / Defense 0.3%

The Boeing Co. 8,078	345
Crane Co. 300	9
General Dynamics Corp. 2,000	187
Goodrich Corp. 1,100	32
Lockheed Martin Corp. 4,300	205
Northrop Grumman Corp. 1,796	178
Raytheon Co. 3,900	126
Rockwell Automation, Inc. 1,900	62
Rockwell Collins, Inc. 1,900	61
Textron, Inc. 1,500	83
United Technologies Corp. 5,000	432
	1,720

Security and Number of Shares	Value ($ x 1,000)

Air Transportation 0.2%

Delta Air Lines, Inc. 1,300	8
FedEx Corp. 2,920	210
Sabre Holdings Corp. 1,283	30
Southwest Airlines Co. 7,480	107
United Parcel Service, Inc., Class B 10,818	759
	1,114

Alcoholic Beverages 0.1%

Adolph Coors Co., Class B 400	26
Anheuser-Busch Cos., Inc. 7,800	400
Brown-Forman Corp., Class B 1,204	56
	482

Apparel 0.1%

Jones Apparel Group, Inc. 1,200	44
Liz Claiborne, Inc. 1,200	42
Nike, Inc., Class B 2,500	180
Reebok International Ltd. 500	18
VF Corp. 1,200	56
	340

Automotive Products / Motor Vehicles 0.2%

Cooper Tire & Rubber Co. 700	15
Cummins, Inc. 400	24
Dana Corp. 1,578	32
Danaher Corp. 1,400	129
Delphi Corp. 5,743	59
Eaton Corp. 1,400	83
Ford Motor Co. 18,103	278
General Motors Corp. 5,425	257
Genuine Parts Co. 1,800	64
Goodyear Tire & Rubber Co. 1,600	14
Harley-Davidson, Inc. 3,000	169
• Navistar International Corp. 700	32
Visteon Corp. 1,558	17
	1,173

Banks 1.2%

AmSouth Bancorp. 3,300	73
Bank of America Corp. 19,562	1,575
The Bank of New York Co., Inc. 7,300	213

Security and Number of Shares	Value ($ x 1,000)
Bank One Corp. 10,875	537
BB&T Corp. 5,300	183
Comerica, Inc. 1,700	88
Fifth Third Bancorp 5,369	288
First Horizon National Corp. 1,200	53
Huntington Bancshares, Inc. 2,262	48
J.P. Morgan Chase & Co. 19,960	750
KeyCorp, Inc. 4,400	131
M&T Bank Corp. 1,198	102
Marshall & Ilsley Corp. 2,056	76
Mellon Financial Corp. 4,100	121
National City Corp. 6,100	211
North Fork Bancorp., Inc. 1,600	59
Northern Trust Corp. 2,200	93
PNC Financial Services Group, Inc. 2,800	149
Regions Financial Corp. 2,100	73
SouthTrust Corp. 3,400	106
State Street Corp. 3,300	161
SunTrust Banks, Inc. 2,800	190
Synovus Financial Corp. 2,750	66
U.S. Bancorp 18,662	478
Union Planters Corp. 1,950	54
Wachovia Corp. 12,884	589
Wells Fargo & Co. 16,415	927
Zions Bancorp. 900	51
	7,445

Business Machines & Software 1.4%

Security and Number of Shares	Value ($ x 1,000)
Adobe Systems, Inc. 2,400	99
• Apple Computer, Inc. 3,200	82
Autodesk, Inc. 1,200	40
• BMC Software, Inc. 2,400	41
• Cisco Systems, Inc. 66,500	1,388
• Compuware Corp. 3,600	28
• Comverse Technology, Inc. 1,400	23
• Dell, Inc. 24,600	854
• EMC Corp. 23,186	259
• Gateway, Inc. 3,100	15
Hewlett-Packard Co. 29,903	589
International Business Machines Corp. 16,500	1,455
• Lexmark International, Inc., Class A 1,300	118
❻ Microsoft Corp. 104,200	2,706

Security and Number of Shares	Value ($ x 1,000)
• NCR Corp. 1,000	45
• Network Appliance, Inc. 3,400	63
• Novell, Inc. 3,200	31
• Oracle Corp. 50,648	568
Pitney Bowes, Inc. 2,300	101
• Siebel Systems, Inc. 4,300	44
• Sun Microsystems, Inc. 30,800	120
• Unisys Corp. 3,100	40
• Xerox Corp. 7,800	105
	8,814

Business Services 0.7%

Security and Number of Shares	Value ($ x 1,000)
• Affiliated Computer Services, Inc., Class A 671	33
• Allied Waste Industries, Inc. 3,100	39
• Apollo Group, Inc., Class A 1,700	154
Automatic Data Processing, Inc. 5,700	250
• Cendant Corp. 9,532	226
• Cintas Corp. 1,638	74
• Citrix Systems, Inc. 1,800	34
Computer Associates International, Inc. 5,625	151
• Computer Sciences Corp. 1,680	69
• Convergys Corp. 1,354	20
Deluxe Corp. 700	29
• eBay, Inc. 6,268	500
Electronic Data Systems Corp. 4,600	84
Equifax, Inc. 1,200	29
First Data Corp. 8,688	394
• Fiserv, Inc. 1,800	66
H&R Block, Inc. 1,700	77
IMS Health, Inc. 2,300	58
• Interpublic Group of Cos., Inc. 3,700	58
• Intuit, Inc. 1,972	84
• Mercury Interactive Corp. 800	34
• Monster Worldwide, Inc. 954	24
Omnicom Group, Inc. 1,800	143
• Parametric Technology Corp. 2,700	12
Paychex, Inc. 3,600	134
• PeopleSoft, Inc. 3,600	61
• Robert Half International, Inc. 1,700	46
• Sungard Data Systems, Inc. 2,725	71
• Symantec Corp. 2,800	126

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Tyco International Ltd. 19,303	530
• Veritas Software Corp. 4,200	112
Waste Management, Inc. 5,517	157
• Yahoo!, Inc. 6,300	318
	4,197

Chemicals 0.2%

Air Products & Chemicals, Inc. 2,300	115
Dow Chemical Co. 8,994	357
E.I. du Pont de Nemours & Co. 9,592	412
Eastman Chemical Co. 800	34
Ecolab, Inc. 2,800	83
Great Lakes Chemical Corp. 600	15
• Hercules, Inc. 900	10
• Monsanto Co. 2,493	86
PPG Industries, Inc. 1,500	89
Praxair, Inc. 3,200	117
Rohm & Haas Co. 2,205	86
Sigma-Aldrich Corp. 600	34
	1,438

Construction 0.1%

Centex Corp. 1,200	57
Fluor Corp. 800	30
KB Home 400	28
Masco Corp. 4,700	132
Pulte Homes, Inc. 1,400	69
The Sherwin-Williams Co. 1,200	46
The Stanley Works 600	25
Vulcan Materials Co. 800	37
	424

Consumer Durables 0.0%

Black & Decker Corp. 900	52
Leggett & Platt, Inc. 2,000	45
Maytag Corp. 900	25
Newell Rubbermaid, Inc. 2,745	65
Whirlpool Corp. 800	53
	240

Containers 0.0%

Ball Corp. 400	26
Bemis Co. 1,000	27

Security and Number of Shares	Value ($ x 1,000)
• Pactiv Corp. 1,500	35
• Sealed Air Corp. 882	43
	131

Electronics 0.8%

• ADC Telecommunications, Inc. 6,000	15
• Advanced Micro Devices, Inc. 2,840	40
• Agilent Technologies, Inc. 4,437	120
• Altera Corp. 3,680	74
American Power Conversion Corp. 1,725	32
Analog Devices, Inc. 3,400	145
• Andrew Corp. 1,550	26
• Applied Materials, Inc. 16,200	295
• Applied Micro Circuits Corp. 2,862	13
• Broadcom Corp., Class A 2,900	109
• CIENA Corp. 3,200	13
Intel Corp. 62,800	1,616
ITT Industries, Inc. 900	71
• Jabil Circuit, Inc. 1,998	53
• JDS Uniphase Corp. 12,589	38
• KLA-Tencor Corp. 1,800	75
Linear Technology Corp. 3,000	107
• LSI Logic Corp. 3,000	22
• Lucent Technologies, Inc. 40,092	135
Maxim Integrated Products, Inc. 3,100	143
• Micron Technology, Inc. 5,400	74
Molex, Inc. 1,875	56
Motorola, Inc. 22,631	413
• National Semiconductor Corp. 1,700	69
• Novellus Systems, Inc. 1,325	38
• Nvidia Corp. 1,400	29
PerkinElmer, Inc. 1,000	19
• PMC — Sierra, Inc. 1,600	19
• Power-One, Inc. 400	3
• QLogic Corp. 869	23
Qualcomm, Inc. 7,600	475
• Sanmina-SCI Corp. 5,000	50
Scientific-Atlanta, Inc. 1,600	52
• Solectron Corp. 7,900	39
Symbol Technologies, Inc. 1,908	23
Tektronix, Inc. 900	27
• Tellabs, Inc. 4,000	35

Security and Number of Shares	Value ($ x 1,000)
• Teradyne, Inc. 1,700	35
Texas Instruments, Inc. 16,800	422
• Thermo Electron Corp. 1,300	38
• Thomas & Betts Corp. 481	12
• Waters Corp. 1,300	56
• Xilinx, Inc. 3,200	108
	5,257

Energy: Raw Materials 0.2%

Anadarko Petroleum Corp. 2,418	130
Apache Corp. 3,308	138
Baker Hughes, Inc. 2,960	109
• BJ Services Co. 1,500	67
Burlington Resources, Inc. 1,905	128
Devon Energy Corp. 2,300	141
EOG Resources, Inc. 1,128	56
Halliburton Co. 4,158	124
• Noble Corp. 1,300	48
Occidental Petroleum Corp. 3,600	170
• Rowan Cos., Inc. 600	13
Schlumberger Ltd. 5,700	334
Valero Energy Corp. 1,200	76
	1,534

Food & Agriculture 0.6%

Archer-Daniels-Midland Co. 6,532	115
Campbell Soup Co. 4,200	116
The Coca-Cola Co. 23,800	1,204
Coca-Cola Enterprises, Inc. 4,000	108
ConAgra Foods, Inc. 4,900	141
General Mills, Inc. 3,576	174
H.J. Heinz Co. 3,400	130
Hershey Foods Corp. 1,200	107
Kellogg Co. 3,900	167
McCormick & Co., Inc. 1,400	48
The Pepsi Bottling Group, Inc. 2,832	83
PepsiCo, Inc. 16,460	897
Sara Lee Corp. 7,600	175
Supervalu, Inc. 1,400	43
Sysco Corp. 6,200	237
Wm. Wrigley Jr. Co. 2,200	136
	3,881

Security and Number of Shares	Value ($ x 1,000)
Gold 0.0%	
Newmont Mining Corp. 4,201	**157**
Healthcare / Drugs & Medicine 2.2%	
Abbott Laboratories 15,300	673
Allergan, Inc. 1,300	114
AmerisourceBergen Corp. 1,000	58
• Amgen, Inc. 12,488	703
• Anthem, Inc. 1,351	120
Applied Biosystems Group — Applera Corp. 2,000	37
Bausch & Lomb, Inc. 600	38
Baxter International, Inc. 5,600	177
Becton Dickinson & Co. 2,600	131
• Biogen Idec, Inc. 3,125	184
Biomet, Inc. 2,475	98
• Boston Scientific Corp. 8,148	336
Bristol-Myers Squibb Co. 19,000	477
C.R. Bard, Inc. 400	42
Cardinal Health, Inc. 4,100	300
• Caremark Rx, Inc. 3,570	121
• Chiron Corp. 1,800	84
Eli Lilly & Co. 10,900	805
• Express Scripts, Inc. 800	62
• Forest Laboratories, Inc. 3,400	219
• Genzyme Corp. 2,100	91
Guidant Corp. 3,000	189
HCA, Inc. 5,000	203
Health Management Associates, Inc., Class A 2,400	56
• Humana, Inc. 1,400	23
Johnson & Johnson 28,554	1,543
• King Pharmaceuticals, Inc. 2,133	37
Manor Care, Inc. 1,100	36
McKesson Corp. 2,654	87
• Medco Health Solutions, Inc. 2,641	93
• Medimmune, Inc. 2,400	58
Medtronic, Inc. 11,800	595
Merck & Co., Inc. 21,600	1,015
Mylan Laboratories, Inc. 2,600	60
❽ Pfizer, Inc. 73,476	2,627
• Quest Diagnostics 1,101	93

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Schering-Plough Corp. 14,100	236
• St. Jude Medical, Inc. 1,750	133
Stryker Corp. 1,892	187
• Tenet Healthcare Corp. 4,650	55
UnitedHealth Group, Inc. 6,000	369
• Watson Pharmaceuticals, Inc. 1,000	36
• WellPoint Health Networks, Inc. 1,400	156
Wyeth 13,100	499
• Zimmer Holdings, Inc. 2,300	184
	13,440

Household Products 0.4%

Alberto-Culver Co., Class B 900	42
Avon Products, Inc. 2,400	201
Clorox Co. 2,200	114
Colgate-Palmolive Co. 5,300	307
The Gillette Co. 9,700	397
International Flavors & Fragrances, Inc. 1,100	40
Procter & Gamble Co. 12,500	1,322
	2,423

Insurance 0.8%

ACE Ltd. 2,500	110
Aetna, Inc. 1,424	118
AFLAC, Inc. 5,200	220
The Allstate Corp. 7,000	321
AMBAC Financial Group, Inc. 1,015	70
American International Group, Inc. 25,251	1,809
AON Corp. 2,625	68
Chubb Corp. 1,700	117
CIGNA Corp. 1,400	90
Cincinnati Financial Corp. 1,890	78
Hartford Financial Services Group, Inc. 2,700	165
Jefferson-Pilot Corp. 1,412	70
Lincoln National Corp. 1,900	85
Loews Corp. 1,900	110
Marsh & McLennan Cos., Inc. 5,200	235
MBIA, Inc. 1,350	80
Metlife, Inc. 7,310	252
MGIC Investment Corp. 900	66

Security and Number of Shares	Value ($ x 1,000)
• Principal Financial Group, Inc. 3,065	108
The Progressive Corp. 2,100	184
Prudential Financial, Inc. 5,200	229
Safeco Corp. 1,100	48
St. Paul Cos., Inc. 6,454	262
Torchmark Corp. 1,100	57
UnumProvident Corp. 2,349	37
XL Capital Ltd., Class A 1,300	99
	5,088

Media 0.6%

Clear Channel Communications, Inc. 6,017	250
• Comcast Corp., Class A 21,843	657
Dow Jones & Co., Inc. 800	37
Gannett Co., Inc. 2,700	234
Knight-Ridder, Inc. 900	70
The McGraw-Hill Cos., Inc. 1,900	150
Meredith Corp. 500	25
New York Times Co., Class A 1,400	64
R.R. Donnelley & Sons Co. 2,100	62
• Time Warner, Inc. 44,150	743
Tribune Co. 3,100	148
• Univision Communications, Inc., Class A 3,104	105
Viacom, Inc., Class B 16,981	656
The Walt Disney Co. 19,619	452
	3,653

Miscellaneous 0.1%

3M Co. 7,600	**657**

Miscellaneous Finance 1.2%

American Express Co. 12,400	607
The Bear Stearns Cos., Inc. 882	71
Capital One Financial Corp. 2,100	138
▮ The Charles Schwab Corp. 13,042	134
Charter One Financial, Inc. 2,315	77
⑨ Citigroup, Inc. 49,792	2,395
Countrywide Financial Corp. 2,649	157
• E•TRADE Group, Inc. 3,500	40
Fannie Mae 9,400	646
Federated Investors, Inc., Class B 1,100	32

Security and Number of Shares	Value ($ x 1,000)
Franklin Resources, Inc. 2,500	137
Freddie Mac 6,600	385
Golden West Financial Corp. 1,400	147
Goldman Sachs Group, Inc. 4,579	443
Janus Capital Group, Inc. 2,200	33
Lehman Brothers Holdings, Inc. 2,600	191
MBNA Corp. 12,550	306
Merrill Lynch & Co., Inc. 9,400	510
Moody's Corp. 1,500	97
Morgan Stanley 10,600	545
• Providian Financial Corp. 2,900	35
SLM Corp. 4,500	172
T. Rowe Price Group, Inc. 1,200	62
Washington Mutual, Inc. 8,882	350
	7,710

Non-Durables & Entertainment 0.2%

Darden Restaurants, Inc. 1,800	41
• Electronic Arts, Inc. 2,866	145
Fortune Brands, Inc. 1,400	107
Hasbro, Inc. 1,650	31
International Game Technology 3,400	128
Mattel, Inc. 4,150	71
McDonald's Corp. 12,400	338
• Starbucks Corp. 3,560	138
Wendy's International, Inc. 1,000	39
• Yum! Brands, Inc. 3,120	121
	1,159

Non-Ferrous Metals 0.1%

Alcoa, Inc. 8,472	260
Engelhard Corp. 1,300	38
Freeport-McMoran Copper & Gold, Inc., Class B 1,700	52
• Phelps Dodge Corp. 810	53
	403

Oil: Domestic 0.2%

Amerada Hess Corp. 1,000	71
Ashland, Inc. 800	38
ConocoPhillips 6,546	467
Kerr-McGee Corp. 869	43

Security and Number of Shares	Value ($ x 1,000)
Marathon Oil Corp. 3,100	104
• Nabors Industries Ltd. 1,400	62
Sunoco, Inc. 900	57
• Transocean, Inc. 2,945	82
Unocal Corp. 2,400	86
	1,010

Oil: International 0.6%

ChevronTexaco Corp. 10,327	945
❼ Exxon Mobil Corp. 63,158	2,687
	3,632

Optical & Photo 0.0%

• Corning, Inc. 12,300	136
Eastman Kodak Co. 3,100	80
	216

Paper & Forest Products 0.1%

Boise Cascade Corp. 700	24
Georgia-Pacific Corp. 2,228	78
International Paper Co. 4,846	195
Kimberly-Clark Corp. 4,960	325
• Louisiana-Pacific Corp. 600	14
MeadWestvaco Corp. 1,970	52
Temple-Inland, Inc. 600	37
Weyerhaeuser Co. 2,300	136
	861

Producer Goods & Manufacturing 0.8%

• American Standard Cos., Inc. 700	74
Avery Dennison Corp. 1,200	77
Caterpillar, Inc. 3,300	257
Cooper Industries Ltd., Class A 900	49
Deere & Co. 2,300	156
Dover Corp. 2,000	80
Emerson Electric Co. 4,000	241
❺ General Electric Co. 98,400	2,947
Honeywell International, Inc. 8,437	292
Illinois Tool Works, Inc. 3,000	259
Ingersoll-Rand Co., Class A 1,650	106
Johnson Controls, Inc. 1,800	99
• Millipore Corp. 400	21
Pall Corp. 1,000	24

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Parker Hannifin Corp. 1,150	64
Snap-On, Inc. 600	20
W.W. Grainger, Inc. 900	47
	4,813

Railroad & Shipping 0.1%

Burlington Northern Santa Fe Corp. 3,800	124
CSX Corp. 2,200	68
Norfolk Southern Corp. 3,600	86
Union Pacific Corp. 2,500	147
	425

Real Property 0.1%

Apartment Investment & Management Co., Class A 900	25
Equity Office Properties Trust 3,900	98
Equity Residential 2,600	72
Plum Creek Timber Co., Inc. 1,700	50
ProLogis 1,700	50
Simon Property Group, Inc. 1,700	82
	377

Retail 1.1%

Albertson's, Inc. 3,538	83
• Autonation, Inc. 3,000	51
• AutoZone, Inc. 800	70
• Bed, Bath & Beyond, Inc. 2,800	104
Best Buy Co., Inc. 3,150	171
• Big Lots, Inc. 1,100	15
Circuit City Stores, Inc. 2,000	23
• Costco Wholesale Corp. 4,400	165
CVS Corp. 3,900	151
Dillards, Inc., Class A 500	8
Dollar General Corp. 3,303	62
Family Dollar Stores, Inc. 1,700	55
Federated Department Stores, Inc. 1,700	83
The Gap, Inc. 8,300	183
Home Depot, Inc. 21,900	771
J.C. Penney Co., Inc. Holding Co. 2,500	85
• Kohl's Corp. 3,200	134
• Kroger Co. 7,200	126
Limited Brands 4,994	103
Lowe's Cos., Inc. 7,600	396
The May Department Stores Co. 2,800	86

Security and Number of Shares	Value ($ x 1,000)
Nordstrom, Inc. 1,300	46
• Office Depot, Inc. 3,300	58
RadioShack Corp. 1,900	58
• Safeway, Inc. 4,200	96
Sears, Roebuck & Co. 2,100	84
• Staples, Inc. 4,750	122
Target Corp. 8,800	382
Tiffany & Co. 1,400	55
TJX Cos., Inc. 5,200	128
• Toys 'R' Us, Inc. 2,600	40
⑩ Wal-Mart Stores, Inc. 41,700	2,377
Walgreen Co. 9,900	341
Winn-Dixie Stores, Inc. 1,500	11
	6,723

Steel 0.0%

Allegheny Technologies, Inc. 735	8
Nucor Corp. 900	53
United States Steel Corp. 900	26
Worthington Industries, Inc. 900	16
	103

Telephone 0.6%

Alltel Corp. 3,100	156
AT&T Corp. 7,358	126
• AT&T Wireless Services, Inc. 26,561	367
• Avaya, Inc. 4,132	56
BellSouth Corp. 17,800	459
CenturyTel, Inc. 1,350	39
• Citizens Communications Co. 2,576	34
• Nextel Communications, Inc., Class A 10,600	253
• Qwest Communications International, Inc. 15,773	63
SBC Communications, Inc. 32,336	805
Sprint Corp. (FON Group) 13,000	233
Verizon Communications, Inc. 26,758	1,010
	3,601

Tobacco 0.2%

Altria Group, Inc. 19,800	1,096
R.J. Reynolds Tobacco Holdings, Inc. 900	58
UST, Inc. 1,600	60
	1,214

Security and Number of Shares	Value ($ x 1,000)
Travel & Recreation 0.1%	
Brunswick Corp. 900	37
Carnival Corp. 6,100	260
Harrah's Entertainment, Inc. 1,200	64
Hilton Hotels Corp. 3,600	63
Marriott International, Inc., Class A 2,200	104
Starwood Hotels & Resorts Worldwide, Inc. 1,900	75
	603
Trucking & Freight 0.0%	
Paccar, Inc. 1,575	89
Ryder Systems, Inc. 400	15
	104
Utilities: Electric & Gas 0.5%	
•The AES Corp. 6,000	52
•Allegheny Energy, Inc. 1,070	15
Ameren Corp. 1,800	79
American Electric Power Co., Inc. 3,860	117
•Calpine Corp. 2,700	12
Centerpoint Energy, Inc. 2,949	32
Cinergy Corp. 1,600	61
•CMS Energy Corp. 1,000	8
Consolidated Edison, Inc. 2,100	87
Constellation Energy Group, Inc. 1,700	65
Dominion Resources, Inc. 3,078	196
DTE Energy Co. 1,400	55
Duke Energy Corp. 8,852	186
•Dynegy, Inc., Class A 3,100	12
Edison International 3,200	75
El Paso Corp. 5,006	35
Entergy Corp. 2,400	131
Exelon Corp. 3,112	208
FirstEnergy Corp. 3,195	125
FPL Group, Inc. 1,900	121
KeySpan Corp. 1,300	47
Kinder Morgan, Inc. 1,107	67
Nicor, Inc. 500	17
NiSource, Inc. 2,646	53
Peoples Energy Corp. 200	8
•PG&E Corp. 4,000	110

Security and Number of Shares	Value ($ x 1,000)
Pinnacle West Capital Corp. 800	31
PPL Corp. 1,800	77
Progress Energy, Inc. 2,475	106
Public Service Enterprise Group, Inc. 2,300	99
Sempra Energy 2,103	67
The Southern Co. 7,200	207
TECO Energy, Inc. 1,300	17
TXU Corp. 2,767	94
Williams Cos., Inc. 5,000	52
Xcel Energy, Inc. 3,850	64
	2,788

Other Investment Companies
78.9% of net assets

Security and Number of Shares	Value ($ x 1,000)
∎❷ Schwab International Index Fund, Select Shares 8,896,011	124,277
∎❶ Schwab S&P 500 Fund, Select Shares 8,593,881	147,643
∎❸ Schwab Small-Cap Index Fund, Select Shares 6,429,321	121,321
∎❹ Schwab Total Bond Market Fund 9,428,618	93,815
	487,056

Short-Term Investments
5.0% of net assets

	Value ($ x 1,000)
∎Schwab Value Advantage Money Fund, Investor Shares 30,348,590	30,349

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Bank of America, London Time Deposit 0.50%, 05/03/04	538	538
		30,887

End of investments.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value		$617,293
Receivables:		
Fund shares sold		164
Dividends		128
Investments sold		337
Prepaid expenses	+	12
Total assets		**617,934**

Liabilities

Payables:		
Fund shares redeemed		604
Investments bought		77
Investment adviser and administrator fees		7
Transfer agent and shareholder service fees		9
Accrued expenses	+	59
Total liabilities		**756**

Net Assets

Total assets		617,934
Total liabilities	–	756
Net assets		**$617,178**

Net Assets by Source

Capital received from investors	583,119
Net investment income not yet distributed	569
Net realized capital losses	(23,448)
Net unrealized capital gains	56,938

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$617,178		41,230		$14.97

Unless stated, all numbers x 1,000.

The fund paid $560,355 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$42,417
Sales/maturities	$30,340

The fund's total security transactions with other SchwabFunds® during the period were $37.

Percent of fund shares of other Schwab funds owned at the end of the report period:

Schwab Equity Index Funds	
S&P 500 Fund	1.8%
Small-Cap Index Fund	7.3%
International Index Fund	10.2%
Schwab Bond Funds	
Total Bond Market Fund	8.9%
Schwab Money Funds	
Value Advantage Money Fund	0.1%

Federal Tax Data

Portfolio Cost		$566,756
Net unrealized gains and losses:		
Gains		$79,247
Losses	+	(28,710)
		$50,537
As of October 31, 2003:		
Undistributed earnings:		
Ordinary income		$1,500
Long-term capital gains		$–
Unused capital losses:		
Expires 10/31 of:		Loss amount
2010		$1,799
2011	+	16,367
		$18,166

 See financial notes.

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$8,850
Interest	+	3
Total investment income		**8,853**

Net Realized Gains and Losses

Net realized losses on investments sold		(1,069)
Net realized gains received from underlying funds	+	1,577
Net realized gains		**508**

Net Unrealized Gains and Losses

Net unrealized gains on investments		**24,679**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that.

Expenses

Investment adviser and administrator fees		1,320
Transfer agent and shareholder service fees		767
Trustees' fees		4
Custodian fees		20
Portfolio accounting fees		41
Professional fees		18
Registration fees		11
Shareholder reports		45
Other expenses	+	5
Total expenses		2,231
Expense reduction	−	698
Net expenses		**1,533**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Increase in Net Assets from Operations

Total investment income		8,853
Net expenses	−	1,533
Net investment income		**7,320**
Net realized gains		508
Net unrealized gains	+	24,679
Increase in net assets from operations		**$32,507**

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 0.50% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $25,187.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income	$7,320	$7,781
Net realized gains or losses	508	(13,734)
Net unrealized gains	+ 24,679	107,668
Increase in net assets from operations	**32,507**	**101,715**

Distributions Paid

Dividends from net investment income	**$8,251**	**$8,524**

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary Income	$8,524
Long-term capital gains	$–

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	4,392	$66,500	5,664	$72,375
Shares reinvested	547	8,044	694	8,339
Shares redeemed	+ (3,927)	(59,335)	(8,438)	(105,988)
Net transactions in fund shares	**1,012**	**$15,209**	**(2,080)**	**($25,274)**

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	40,218	$577,713	42,298	$509,796
Total increase or decrease	+ 1,012	39,465	(2,080)	67,917
End of period	**41,230**	**$617,178**	**40,218**	**$577,713**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $569 and $1,500 at the end of the current period and prior period, respectively.

30 *See financial notes.*

Schwab MarketTrack Balanced Portfolio

Financial Statements

Financial Highlights

	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	13.78	12.05	13.47	15.53	14.85	13.39
Income or loss from investment operations:						
Net investment income	0.23	0.25	0.32	0.45	0.36	0.29
Net realized and unrealized gains or losses	0.38	1.77	(1.22)	(1.92)	0.69	1.57
Total income or loss from investment operations	0.61	2.02	(0.90)	(1.47)	1.05	1.86
Less distributions:						
Dividends from net investment income	(0.29)	(0.29)	(0.40)	(0.49)	(0.28)	(0.33)
Distributions from net realized gains	–	–	(0.12)	(0.10)	(0.09)	(0.07)
Total distributions	(0.29)	(0.29)	(0.52)	(0.59)	(0.37)	(0.40)
Net asset value at end of period	14.10	13.78	12.05	13.47	15.53	14.85
Total return (%)	4.46[1]	17.12	(7.08)	(9.72)	7.11	14.18
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses[2]	0.50[3]	0.50	0.50	0.50	0.57[4]	0.58
Gross operating expenses[2]	0.73[3]	0.74	0.74	0.74	0.82	0.91
Net investment income	1.59[1]	1.98	2.35	3.31	2.46	2.25
Portfolio turnover rate	7[1]	17	31	21	18	7
Net assets, end of period ($ x 1,000,000)	528	516	462	497	510	403

* Unaudited.

[1] Not annualized.

[2] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.56% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▮ Issuer is affiliated with the fund's adviser

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
82.4%	Other Investment Companies	413,963	435,013
12.6%	Common Stock	41,306	66,720
4.9%	Short-Term Investments	25,970	25,970
99.9%	Total Investments	481,239	527,703
0.1%	Other Assets and Liabilities, Net		616
100.0%	Total Net Assets		528,319

Security and Number of Shares	Value ($ x 1,000)

Common Stock 12.6% of net assets

Aerospace / Defense 0.2%

Security and Number of Shares	Value ($ x 1,000)
The Boeing Co. 5,484	234
Crane Co. 200	6
General Dynamics Corp. 1,300	122
Goodrich Corp. 700	20
Lockheed Martin Corp. 2,900	138
Northrop Grumman Corp. 1,128	112
Raytheon Co. 2,600	84
Rockwell Automation, Inc. 1,200	39
Rockwell Collins, Inc. 1,200	39
Textron, Inc. 1,000	55
United Technologies Corp. 3,300	285
	1,134

Security and Number of Shares	Value ($ x 1,000)

Air Transportation 0.1%

Delta Air Lines, Inc. 900	6
FedEx Corp. 1,960	141
Sabre Holdings Corp. 922	22
Southwest Airlines Co. 5,137	73
United Parcel Service, Inc., Class B 7,385	518
	760

Alcoholic Beverages 0.1%

Adolph Coors Co., Class B 200	13
Anheuser-Busch Cos., Inc. 5,400	277
Brown-Forman Corp., Class B 804	37
	327

Apparel 0.0%

Jones Apparel Group, Inc. 800	29
Liz Claiborne, Inc. 800	28
Nike, Inc., Class B 1,700	122
Reebok International Ltd. 300	11
VF Corp. 800	37
	227

Automotive Products / Motor Vehicles 0.1%

Cooper Tire & Rubber Co. 400	9
Cummins, Inc. 300	18
Dana Corp. 1,085	22
Danaher Corp. 1,000	92
Delphi Corp. 3,884	40
Eaton Corp. 1,000	59
Ford Motor Co. 12,185	187
General Motors Corp. 3,650	173
Genuine Parts Co. 1,150	41
Goodyear Tire & Rubber Co. 1,000	9
Harley-Davidson, Inc. 2,000	113
• Navistar International Corp. 400	18
Visteon Corp. 1,047	11
	792

Banks 0.9%

AmSouth Bancorp. 2,600	57
Bank of America Corp. 13,143	1,058
The Bank of New York Co., Inc. 4,900	143

Security and Number of Shares	Value ($ x 1,000)
Bank One Corp. 7,157	353
BB&T Corp. 3,600	124
Comerica, Inc. 1,100	57
Fifth Third Bancorp 3,658	196
First Horizon National Corp. 800	35
Huntington Bancshares, Inc. 1,597	34
J.P. Morgan Chase & Co. 13,266	499
KeyCorp, Inc. 2,600	77
M&T Bank Corp. 800	68
Marshall & Ilsley Corp. 1,344	50
Mellon Financial Corp. 2,800	83
National City Corp. 4,100	142
North Fork Bancorp., Inc. 1,100	41
Northern Trust Corp. 1,400	59
PNC Financial Services Group, Inc. 1,900	101
Regions Financial Corp. 1,400	49
SouthTrust Corp. 2,200	68
State Street Corp. 2,200	107
SunTrust Banks, Inc. 1,900	129
Synovus Financial Corp. 1,900	45
U.S. Bancorp 12,554	322
Union Planters Corp. 1,350	38
Wachovia Corp. 8,536	391
Wells Fargo & Co. 10,835	612
Zions Bancorp. 600	34
	4,972

Business Machines & Software 1.1%

Security and Number of Shares	Value ($ x 1,000)
Adobe Systems, Inc. 1,600	66
• Apple Computer, Inc. 2,200	57
Autodesk, Inc. 800	27
• BMC Software, Inc. 1,600	28
• Cisco Systems, Inc. 44,600	931
• Compuware Corp. 2,400	18
• Comverse Technology, Inc. 1,000	16
• Dell, Inc. 16,500	573
• EMC Corp. 15,562	174
• Gateway, Inc. 2,100	10
Hewlett-Packard Co. 19,724	388
International Business Machines Corp. 11,100	979
• Lexmark International, Inc., Class A 800	72
❻ Microsoft Corp. 69,800	1,813

Security and Number of Shares	Value ($ x 1,000)
• NCR Corp. 600	27
• Network Appliance, Inc. 2,000	37
• Novell, Inc. 2,200	21
• Oracle Corp. 34,000	381
Pitney Bowes, Inc. 1,600	70
• Siebel Systems, Inc. 3,000	31
• Sun Microsystems, Inc. 20,800	81
• Unisys Corp. 2,100	27
• Xerox Corp. 5,200	70
	5,897

Business Services 0.5%

Security and Number of Shares	Value ($ x 1,000)
• Affiliated Computer Services, Inc., Class A 465	23
• Allied Waste Industries, Inc. 2,100	26
• Apollo Group, Inc., Class A 1,100	100
Automatic Data Processing, Inc. 3,900	171
• Cendant Corp. 6,415	152
• Cintas Corp. 1,102	50
• Citrix Systems, Inc. 1,200	23
Computer Associates International, Inc. 3,825	103
• Computer Sciences Corp. 1,090	45
• Convergys Corp. 869	13
Deluxe Corp. 500	21
• eBay, Inc. 4,208	336
Electronic Data Systems Corp. 3,100	57
Equifax, Inc. 900	22
First Data Corp. 5,704	259
• Fiserv, Inc. 1,200	44
H&R Block, Inc. 1,200	54
IMS Health, Inc. 1,500	38
• Interpublic Group of Cos., Inc. 2,500	39
• Intuit, Inc. 1,327	56
• Mercury Interactive Corp. 500	21
• Monster Worldwide, Inc. 666	17
Omnicom Group, Inc. 1,200	95
• Parametric Technology Corp. 1,800	8
Paychex, Inc. 2,475	92
• PeopleSoft, Inc. 2,400	40
• Robert Half International, Inc. 1,200	33
• Sungard Data Systems, Inc. 1,832	48
• Symantec Corp. 1,998	90

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Tyco International Ltd. 12,949	355
• Veritas Software Corp. 2,600	69
Waste Management, Inc. 3,712	105
• Yahoo!, Inc. 4,200	212
	2,817
Chemicals 0.2%	
Air Products & Chemicals, Inc. 1,500	75
Dow Chemical Co. 6,049	240
E.I. du Pont de Nemours & Co. 6,484	278
Eastman Chemical Co. 600	26
Ecolab, Inc. 2,000	60
Great Lakes Chemical Corp. 400	10
• Hercules, Inc. 700	8
• Monsanto Co. 1,727	60
PPG Industries, Inc. 1,200	71
Praxair, Inc. 2,000	73
Rohm & Haas Co. 1,421	55
Sigma-Aldrich Corp. 500	28
	984
Construction 0.1%	
Centex Corp. 800	38
Fluor Corp. 500	19
KB Home 300	21
Masco Corp. 3,000	84
Pulte Homes, Inc. 800	39
The Sherwin-Williams Co. 1,100	42
The Stanley Works 600	26
Vulcan Materials Co. 700	32
	301
Consumer Durables 0.0%	
Black & Decker Corp. 600	35
Leggett & Platt, Inc. 1,300	29
Maytag Corp. 600	17
Newell Rubbermaid, Inc. 1,872	44
Whirlpool Corp. 500	33
	158
Containers 0.0%	
Ball Corp. 400	26
Bemis Co. 600	16

Security and Number of Shares	Value ($ x 1,000)
• Pactiv Corp. 1,000	23
• Sealed Air Corp. 621	31
	96
Electronics 0.7%	
• ADC Telecommunications, Inc. 5,000	12
• Advanced Micro Devices, Inc. 2,040	29
• Agilent Technologies, Inc. 2,917	79
• Altera Corp. 2,546	51
American Power Conversion Corp. 1,175	22
Analog Devices, Inc. 2,300	98
• Andrew Corp. 1,025	17
• Applied Materials, Inc. 10,900	199
• Applied Micro Circuits Corp. 1,928	8
• Broadcom Corp., Class A 2,000	75
• CIENA Corp. 2,100	9
Intel Corp. 42,300	1,088
ITT Industries, Inc. 600	48
• Jabil Circuit, Inc. 1,341	35
• JDS Uniphase Corp. 8,464	26
• KLA-Tencor Corp. 1,200	50
Linear Technology Corp. 2,000	71
• LSI Logic Corp. 2,000	15
• Lucent Technologies, Inc. 26,905	91
Maxim Integrated Products, Inc. 2,100	97
• Micron Technology, Inc. 3,600	49
Molex, Inc. 1,250	37
Motorola, Inc. 14,770	270
• National Semiconductor Corp. 1,100	45
• Novellus Systems, Inc. 900	26
• Nvidia Corp. 900	18
PerkinElmer, Inc. 600	12
• PMC — Sierra, Inc. 1,100	13
• Power-One, Inc. 240	2
• QLogic Corp. 585	16
Qualcomm, Inc. 5,100	319
• Sanmina-SCI Corp. 3,400	34
Scientific-Atlanta, Inc. 1,000	32
• Solectron Corp. 5,300	26
Symbol Technologies, Inc. 1,284	15
Tektronix, Inc. 500	15
• Tellabs, Inc. 2,700	24
• Teradyne, Inc. 1,100	22

Security and Number of Shares	Value ($ x 1,000)
Texas Instruments, Inc. 11,300	284
• Thermo Electron Corp. 900	26
• Thomas & Betts Corp. 381	9
• Waters Corp. 900	39
• Xilinx, Inc. 2,100	71
	3,524
Energy: Raw Materials 0.2%	
Anadarko Petroleum Corp. 1,510	81
Apache Corp. 2,048	86
Baker Hughes, Inc. 2,250	83
• BJ Services Co. 1,000	45
Burlington Resources, Inc. 1,410	95
Devon Energy Corp. 1,500	92
EOG Resources, Inc. 759	37
Halliburton Co. 2,974	89
• Noble Corp. 900	33
Occidental Petroleum Corp. 2,400	113
• Rowan Cos., Inc. 600	13
Schlumberger Ltd. 3,900	228
Valero Energy Corp. 800	51
	1,046
Food & Agriculture 0.5%	
Archer-Daniels-Midland Co. 4,446	78
Campbell Soup Co. 2,800	77
The Coca-Cola Co. 15,800	799
Coca-Cola Enterprises, Inc. 2,700	73
ConAgra Foods, Inc. 3,300	95
General Mills, Inc. 2,392	117
H.J. Heinz Co. 2,300	88
Hershey Foods Corp. 800	71
Kellogg Co. 2,700	116
McCormick & Co., Inc. 900	31
The Pepsi Bottling Group, Inc. 1,826	53
PepsiCo, Inc. 11,070	603
Sara Lee Corp. 5,100	118
Supervalu, Inc. 900	28
Sysco Corp. 4,400	168
Wm. Wrigley Jr. Co. 1,600	99
	2,614

Security and Number of Shares	Value ($ x 1,000)
Gold 0.0%	
Newmont Mining Corp. 2,754	**103**
Healthcare / Drugs & Medicine 1.7%	
Abbott Laboratories 10,200	449
Allergan, Inc. 900	79
AmerisourceBergen Corp. 700	41
• Amgen, Inc. 8,340	469
• Anthem, Inc. 926	82
Applied Biosystems Group — Applera Corp. 1,400	26
Bausch & Lomb, Inc. 400	25
Baxter International, Inc. 3,800	120
Becton Dickinson & Co. 1,800	91
• Biogen Idec, Inc. 2,150	127
Biomet, Inc. 1,575	62
• Boston Scientific Corp. 5,248	216
Bristol-Myers Squibb Co. 12,800	321
C.R. Bard, Inc. 300	32
Cardinal Health, Inc. 2,775	203
• Caremark Rx, Inc. 2,408	82
• Chiron Corp. 1,200	56
Eli Lilly & Co. 7,400	546
• Express Scripts, Inc. 500	39
• Forest Laboratories, Inc. 2,400	155
• Genzyme Corp. 1,400	61
Guidant Corp. 2,000	126
HCA, Inc. 3,400	138
Health Management Associates, Inc., Class A 1,600	37
• Humana, Inc. 800	13
Johnson & Johnson 19,272	1,041
• King Pharmaceuticals, Inc. 1,388	24
Manor Care, Inc. 500	16
McKesson Corp. 1,773	58
• Medco Health Solutions, Inc. 1,784	63
• Medimmune, Inc. 1,400	34
Medtronic, Inc. 7,800	394
Merck & Co., Inc. 14,500	682
Mylan Laboratories, Inc. 1,700	39
(8) Pfizer, Inc. 49,386	1,766
• Quest Diagnostics 735	62

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Schering-Plough Corp. 9,500	159
• St. Jude Medical, Inc. 1,060	81
Stryker Corp. 1,273	126
• Tenet Healthcare Corp. 3,150	37
UnitedHealth Group, Inc. 4,100	252
• Watson Pharmaceuticals, Inc. 600	21
• WellPoint Health Networks, Inc. 1,000	112
Wyeth 8,800	335
• Zimmer Holdings, Inc. 1,500	120
	9,018

Household Products 0.3%

Security and Number of Shares	Value ($ x 1,000)
Alberto-Culver Co., Class B 600	28
Avon Products, Inc. 1,500	126
Clorox Co. 1,300	67
Colgate-Palmolive Co. 3,600	209
The Gillette Co. 6,700	274
International Flavors & Fragrances, Inc. 800	29
Procter & Gamble Co. 8,400	888
	1,621

Insurance 0.7%

Security and Number of Shares	Value ($ x 1,000)
ACE Ltd. 1,700	74
Aetna, Inc. 1,034	86
AFLAC, Inc. 3,300	139
The Allstate Corp. 4,700	216
AMBAC Financial Group, Inc. 684	47
American International Group, Inc. 16,942	1,214
AON Corp. 2,025	53
Chubb Corp. 1,200	83
CIGNA Corp. 1,000	64
Cincinnati Financial Corp. 1,260	52
Hartford Financial Services Group, Inc. 1,800	110
Jefferson-Pilot Corp. 1,050	52
Lincoln National Corp. 1,300	58
Loews Corp. 1,200	70
Marsh & McLennan Cos., Inc. 3,600	162
MBIA, Inc. 1,050	62
Metlife, Inc. 4,986	172
MGIC Investment Corp. 700	52
• Principal Financial Group, Inc. 2,329	82
The Progressive Corp. 1,500	131
Prudential Financial, Inc. 3,500	154

Security and Number of Shares	Value ($ x 1,000)
Safeco Corp. 800	35
St. Paul Cos., Inc. 4,241	172
Torchmark Corp. 800	42
UnumProvident Corp. 1,657	26
XL Capital Ltd., Class A 800	61
	3,469

Media 0.5%

Security and Number of Shares	Value ($ x 1,000)
Clear Channel Communications, Inc. 4,080	169
• Comcast Corp., Class A 14,661	441
Dow Jones & Co., Inc. 600	28
Gannett Co., Inc. 1,700	147
Knight-Ridder, Inc. 600	47
The McGraw-Hill Cos., Inc. 1,200	95
Meredith Corp. 300	15
New York Times Co., Class A 1,100	51
R.R. Donnelley & Sons Co. 1,400	41
• Time Warner, Inc. 29,650	499
Tribune Co. 2,100	101
• Univision Communications, Inc., Class A 2,048	69
Viacom, Inc., Class B 11,418	441
The Walt Disney Co. 13,217	304
	2,448

Miscellaneous 0.1%

Security and Number of Shares	Value ($ x 1,000)
3M Co. 5,000	**432**

Miscellaneous Finance 1.0%

Security and Number of Shares	Value ($ x 1,000)
American Express Co. 8,300	406
The Bear Stearns Cos., Inc. 602	48
Capital One Financial Corp. 1,500	98
▮ The Charles Schwab Corp. 8,783	90
Charter One Financial, Inc. 1,620	54
❾ Citigroup, Inc. 33,476	1,610
Countrywide Financial Corp. 1,749	104
• E•TRADE Group, Inc. 2,400	27
Fannie Mae 6,300	433
Federated Investors, Inc., Class B 700	21
Franklin Resources, Inc. 1,700	93
Freddie Mac 4,500	263
Golden West Financial Corp. 1,000	105
Goldman Sachs Group, Inc. 3,079	298

Security and Number of Shares	Value ($ x 1,000)
Janus Capital Group, Inc. 1,400	21
Lehman Brothers Holdings, Inc. 1,800	132
MBNA Corp. 8,268	202
Merrill Lynch & Co., Inc. 6,300	342
Moody's Corp. 1,000	65
Morgan Stanley 7,010	360
•Providian Financial Corp. 1,900	23
SLM Corp. 3,000	115
T. Rowe Price Group, Inc. 800	41
Washington Mutual, Inc. 5,974	235
	5,186

Non-Durables & Entertainment 0.1%

Darden Restaurants, Inc. 1,350	31
•Electronic Arts, Inc. 1,792	91
Fortune Brands, Inc. 1,000	76
Hasbro, Inc. 1,275	24
International Game Technology 2,100	79
Mattel, Inc. 2,825	48
McDonald's Corp. 8,100	220
•Starbucks Corp. 2,440	95
Wendy's International, Inc. 800	31
•Yum! Brands, Inc. 2,060	80
	775

Non-Ferrous Metals 0.1%

Alcoa, Inc. 5,648	174
Engelhard Corp. 800	23
Freeport-McMoran Copper & Gold, Inc., Class B 1,100	34
•Phelps Dodge Corp. 540	35
	266

Oil: Domestic 0.1%

Amerada Hess Corp. 600	43
Ashland, Inc. 500	24
ConocoPhillips 4,324	308
Kerr-McGee Corp. 621	30
Marathon Oil Corp. 2,100	71
•Nabors Industries Ltd. 1,000	44
Sunoco, Inc. 600	38
•Transocean, Inc. 2,016	56
Unocal Corp. 1,600	58
	672

Security and Number of Shares	Value ($ x 1,000)
Oil: International 0.5%	
ChevronTexaco Corp. 6,895	631
❼Exxon Mobil Corp. 42,420	1,805
	2,436

Optical & Photo 0.0%

•Corning, Inc. 8,300	91
Eastman Kodak Co. 2,000	52
	143

Paper & Forest Products 0.1%

Boise Cascade Corp. 600	20
Georgia-Pacific Corp. 1,496	52
International Paper Co. 3,166	128
Kimberly-Clark Corp. 3,380	221
•Louisiana-Pacific Corp. 700	17
MeadWestvaco Corp. 1,279	33
Temple-Inland, Inc. 400	25
Weyerhaeuser Co. 1,400	83
	579

Producer Goods & Manufacturing 0.6%

•American Standard Cos., Inc. 500	53
Avery Dennison Corp. 700	45
Caterpillar, Inc. 2,300	179
Cooper Industries Ltd., Class A 600	33
Deere & Co. 1,500	102
Dover Corp. 1,400	56
Emerson Electric Co. 2,800	169
❺General Electric Co. 66,100	1,980
Honeywell International, Inc. 5,700	197
Illinois Tool Works, Inc. 2,000	172
Ingersoll-Rand Co., Class A 1,100	71
Johnson Controls, Inc. 1,200	66
•Millipore Corp. 200	10
Pall Corp. 800	19
Parker Hannifin Corp. 700	39
Snap-On, Inc. 350	12
W.W. Grainger, Inc. 600	31
	3,234

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Railroad & Shipping 0.1%	
Burlington Northern Santa Fe Corp. 2,500	82
CSX Corp. 1,500	46
Norfolk Southern Corp. 2,500	60
Union Pacific Corp. 1,700	100
	288
Real Property 0.0%	
Apartment Investment & Management Co., Class A 600	17
Equity Office Properties Trust 2,600	65
Equity Residential 1,700	47
Plum Creek Timber Co., Inc. 1,200	36
ProLogis 1,200	35
Simon Property Group, Inc. 1,100	53
	253
Retail 0.9%	
Albertson's, Inc. 2,671	62
• Autonation, Inc. 2,000	34
• AutoZone, Inc. 500	44
• Bed, Bath & Beyond, Inc. 1,800	67
Best Buy Co., Inc. 2,100	114
• Big Lots, Inc. 700	10
Circuit City Stores, Inc. 1,400	16
• Costco Wholesale Corp. 3,000	112
CVS Corp. 2,600	100
Dillards, Inc., Class A 700	12
Dollar General Corp. 2,202	41
Family Dollar Stores, Inc. 1,100	35
Federated Department Stores, Inc. 1,100	54
The Gap, Inc. 5,662	125
Home Depot, Inc. 14,700	517
J.C. Penney Co., Inc. Holding Co. 1,700	58
• Kohl's Corp. 2,200	92
• Kroger Co. 5,300	93
Limited Brands, Inc. 3,388	70
Lowe's Cos., Inc. 5,000	260
The May Department Stores Co. 2,100	65
Nordstrom, Inc. 900	32
• Office Depot, Inc. 2,500	44
RadioShack Corp. 1,300	40

Security and Number of Shares	Value ($ x 1,000)
• Safeway, Inc. 2,800	64
Sears, Roebuck & Co. 1,600	64
• Staples, Inc. 3,050	79
Target Corp. 5,800	252
Tiffany & Co. 950	37
TJX Cos., Inc. 3,600	88
• Toys 'R' Us, Inc. 1,200	18
⑩ Wal-Mart Stores, Inc. 28,000	1,596
Walgreen Co. 6,600	228
Winn-Dixie Stores, Inc. 1,200	9
	4,532
Steel 0.0%	
Allegheny Technologies, Inc. 492	5
Nucor Corp. 600	36
United States Steel Corp. 700	20
Worthington Industries, Inc. 300	5
	66
Telephone 0.5%	
Alltel Corp. 2,100	106
AT&T Corp. 4,941	85
• AT&T Wireless Services, Inc. 17,825	246
• Avaya, Inc. 2,775	38
BellSouth Corp. 11,900	307
CenturyTel, Inc. 900	26
• Citizens Communications Co. 1,732	23
• Nextel Communications, Inc., Class A 7,200	172
• Qwest Communications International, Inc. 10,622	43
SBC Communications, Inc. 21,788	542
Sprint Corp. (FON Group) 8,750	156
Verizon Communications, Inc. 17,836	673
	2,417
Tobacco 0.2%	
Altria Group, Inc. 13,200	731
R.J. Reynolds Tobacco Holdings, Inc. 600	39
UST, Inc. 1,100	41
	811

Security and Number of Shares	Value ($ x 1,000)
Travel & Recreation 0.1%	
Brunswick Corp. 600	24
Carnival Corp. 4,100	175
Harrah's Entertainment, Inc. 700	37
Hilton Hotels Corp. 2,500	44
Marriott International, Inc., Class A 1,500	71
Starwood Hotels & Resorts Worldwide, Inc. 1,200	48
	399
Trucking & Freight 0.0%	
Paccar, Inc. 1,050	59
Ryder Systems, Inc. 400	15
	74
Utilities: Electric & Gas 0.3%	
•The AES Corp. 3,200	28
•Allegheny Energy, Inc. 720	10
Ameren Corp. 1,200	53
American Electric Power Co., Inc. 2,580	79
•Calpine Corp. 1,800	8
Centerpoint Energy, Inc. 1,924	21
Cinergy Corp. 1,000	38
•CMS Energy Corp. 700	6
Consolidated Edison, Inc. 1,500	62
Constellation Energy Group, Inc. 1,000	39
Dominion Resources, Inc. 2,167	139
DTE Energy Co. 1,000	39
Duke Energy Corp. 5,952	125
•Dynegy, Inc., Class A 2,100	8
Edison International 2,200	52
El Paso Corp. 3,222	23
Entergy Corp. 1,500	82
Exelon Corp. 2,162	145
FirstEnergy Corp. 2,030	79
FPL Group, Inc. 1,300	83
KeySpan Corp. 900	33
Kinder Morgan, Inc. 745	45
Nicor, Inc. 300	10
NiSource, Inc. 1,651	33
Peoples Energy Corp. 200	8
•PG&E Corp. 2,700	74

Security and Number of Shares	Value ($ x 1,000)
Pinnacle West Capital Corp. 600	23
PPL Corp. 1,000	43
Progress Energy, Inc. 1,593	68
Public Service Enterprise Group, Inc. 1,500	64
Sempra Energy 1,360	43
The Southern Co. 4,500	129
TECO Energy, Inc. 900	11
TXU Corp. 2,122	72
Williams Cos., Inc. 3,000	31
Xcel Energy, Inc. 2,585	43
	1,849

Other Investment Companies
82.4% of net assets

Security and Number of Shares	Value ($ x 1,000)
❸ Schwab International Index Fund, Select Shares 5,705,881	79,711
❷ Schwab S&P 500 Fund, Select Shares 5,316,923	91,345
❹ Schwab Small-Cap Index Fund, Select Shares 4,074,034	76,877
❶ Schwab Total Bond Market Fund 18,802,000	187,080
	435,013

Short-Term Investments
4.9% of net assets

	Value ($ x 1,000)
Schwab Value Advantage Money Fund, Investor Shares 25,017,469	25,017

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Bank of America, London Time Deposit 0.50%, 05/03/04	953	953
		25,970

End of investments.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$527,703
Receivables:	
Fund shares sold	135
Dividends	98
Investments sold	547
Prepaid expenses	+ 16
Total assets	**528,499**

Liabilities

Payables:	
Fund shares redeemed	67
Investments bought	51
Investment adviser and administrator fees	6
Transfer agent and shareholder service fees	7
Accrued expenses	+ 49
Total liabilities	**180**

Net Assets

Total assets	528,499
Total liabilities	− 180
Net assets	**$528,319**

Net Assets by Source

Capital received from investors	499,362
Net investment income not yet distributed	1,546
Net realized capital losses	(19,053)
Net unrealized capital gains	46,464

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$528,319		37,464		$14.10

Unless stated, all numbers x 1,000.

The fund paid $481,239 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$34,356
Sales/maturities	$36,356

The fund's total security transactions with other SchwabFunds® during the period were $16.

Percent of fund shares of other Schwab funds owned at the end of the report period:

Schwab Equity Index Funds

S&P 500 Fund	1.1%
Small-Cap Index Fund	4.6%
International Index Fund	6.5%

Schwab Bond Funds

Total Bond Market Fund	17.8%

Schwab Money Funds

Value Advantage Money Fund	0.1%

Federal Tax Data

Portfolio Cost	$489,494

Net unrealized gains and losses:

Gains	$54,332
Losses	+ (16,123)
	$38,209

As of October 31, 2003:
Undistributed earnings:

Ordinary income	$3,839
Long-term capital gains	$—

Unused capital losses:

Expires 10/31 of:	Loss amount
2010	$303
2011	+ 11,862
	$12,165

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$9,799
Interest	+	4
Total investment income		**9,803**

Net Realized Gains and Losses

Net realized losses on investments sold		(446)
Net realized gains received from underlying funds	+	3,264
Net realized gains		**2,818**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**11,603**

Expenses

Investment adviser and administrator fees		1,158
Transfer agent and shareholder service fees		663
Trustees' fees		4
Custodian fees		21
Portfolio accounting fees		36
Professional fees		17
Registration fees		16
Shareholder reports		25
Other expenses	+	5
Total expenses		1,945
Expense reduction	−	620
Net expenses		**1,325**

Increase in Net Assets from Operations

Total investment income		9,803
Net expenses	−	1,325
Net investment income		**8,478**
Net realized gains		2,818
Net unrealized gains	+	11,603
Increase in net assets from operations		**$22,899**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 0.50% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $14,421.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income	$8,478	$9,483
Net realized gains or losses	2,818	(9,182)
Net unrealized gains	+ 11,603	75,317
Increase in net assets from operations	**22,899**	**75,618**

Distributions Paid

Dividends from net investment income	**$10,771**	**$11,180**

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary Income	$11,180
Long-term capital gains	$–

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	4,211	$60,108	6,802	$85,681
Shares reinvested	746	10,391	904	10,796
Shares redeemed	+ (4,971)	(70,675)	(8,594)	(107,008)
Net transactions in fund shares	**(14)**	**($176)**	**(888)**	**($10,531)**

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	37,478	$516,367	38,366	$462,460
Total increase or decrease	+ (14)	11,952	(888)	53,907
End of period	**37,464**	**$528,319**	**37,478**	**$516,367**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net invest-ment income in the amount of $1,546 and $3,839 at the end of the current period and prior period, respectively.

Schwab MarketTrack Conservative Portfolio

Financial Statements

Financial Highlights

	11/1/03– 4/30/04*	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	12.53	11.37	12.22	13.12	12.73	12.11
Income or loss from investment operations:						
Net investment income	0.26	0.29	0.40	0.49	0.47	0.41
Net realized and unrealized gains or losses	0.15	1.16	(0.78)	(0.80)	0.41	0.68
Total income or loss from investment operations	0.41	1.45	(0.38)	(0.31)	0.88	1.09
Less distributions:						
Dividends from net investment income	(0.26)	(0.29)	(0.41)	(0.50)	(0.46)	(0.40)
Distributions from net realized gains	–	–	(0.06)	(0.09)	(0.03)	(0.07)
Total distributions	(0.26)	(0.29)	(0.47)	(0.59)	(0.49)	(0.47)
Net asset value at end of period	12.68	12.53	11.37	12.22	13.12	12.73
Total return (%)	3.29[1]	12.98	(3.29)	(2.39)	6.92	9.13
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses[2]	0.50[3]	0.50	0.50	0.50	0.57[4]	0.57
Gross operating expenses[2]	0.75[3]	0.75	0.76	0.77	0.84	0.92
Net investment income	1.99[1]	2.44	3.17	3.85	3.58	3.28
Portfolio turnover rate	7[1]	17	32	15	16	8
Net assets, end of period ($ x 1,000,000)	292	289	263	211	194	167

[*] Unaudited.

[1] Not annualized.

[2] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.56% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
89.7% Other Investment Companies	247,689	261,752
5.3% Common Stock	11,808	15,645
4.8% Short-Term Investments	13,948	13,948
99.8% Total Investments	273,445	291,345
0.2% Other Assets and Liabilities, Net		541
100.0% Total Net Assets		291,886

Security and Number of Shares	Value ($ x 1,000)

Common Stock 5.3% of net assets

Aerospace / Defense 0.1%

The Boeing Co. 1,246	53
Crane Co. 150	5
General Dynamics Corp. 300	28
Goodrich Corp. 200	6
Lockheed Martin Corp. 700	33
Northrop Grumman Corp. 257	25
Raytheon Co. 600	19
Rockwell Automation, Inc. 300	10
Rockwell Collins, Inc. 300	10
Textron, Inc. 200	11
United Technologies Corp. 800	69
	269

Security and Number of Shares	Value ($ x 1,000)

Air Transportation 0.1%

Delta Air Lines, Inc. 200	1
FedEx Corp. 460	33
Sabre Holdings Corp. 244	6
Southwest Airlines Co. 1,218	18
United Parcel Service, Inc., Class B 1,712	120
	178

Alcoholic Beverages 0.0%

Adolph Coors Co., Class B 50	3
Anheuser-Busch Cos., Inc. 1,200	62
Brown-Forman Corp., Class B 150	7
	72

Apparel 0.0%

Jones Apparel Group, Inc. 200	7
Liz Claiborne, Inc. 200	7
Nike, Inc., Class B 400	29
Reebok International Ltd. 100	4
VF Corp. 200	9
	56

Automotive Products / Motor Vehicles 0.1%

Cooper Tire & Rubber Co. 100	2
Cummins, Inc. 100	6
Dana Corp. 292	6
Danaher Corp. 250	23
Delphi Corp. 868	9
Eaton Corp. 200	12
Ford Motor Co. 2,921	45
General Motors Corp. 825	39
Genuine Parts Co. 250	9
Goodyear Tire & Rubber Co. 300	3
Harley-Davidson, Inc. 500	28
• Navistar International Corp. 100	4
Visteon Corp. 248	3
	189

Banks 0.4%

AmSouth Bancorp. 600	13
Bank of America Corp. 3,081	248
The Bank of New York Co., Inc. 1,200	35
Bank One Corp. 1,696	84

Security and Number of Shares	Value ($ x 1,000)
BB&T Corp. 850	29
Comerica, Inc. 300	15
Fifth Third Bancorp 867	47
First Horizon National Corp. 200	9
Huntington Bancshares, Inc. 423	9
J.P. Morgan Chase & Co. 3,114	117
KeyCorp, Inc. 700	21
M&T Bank Corp. 199	17
Marshall & Ilsley Corp. 322	12
Mellon Financial Corp. 700	21
National City Corp. 950	33
North Fork Bancorp., Inc. 200	7
Northern Trust Corp. 300	13
PNC Financial Services Group, Inc. 400	21
Regions Financial Corp. 300	10
SouthTrust Corp. 500	16
State Street Corp. 500	24
SunTrust Banks, Inc. 400	27
Synovus Financial Corp. 400	10
U.S. Bancorp 2,922	75
Union Planters Corp. 300	8
Wachovia Corp. 2,000	91
Wells Fargo & Co. 2,560	145
Zions Bancorp. 100	6
	1,163

Business Machines & Software 0.5%

Security and Number of Shares	Value ($ x 1,000)
Adobe Systems, Inc. 400	17
• Apple Computer, Inc. 600	15
Autodesk, Inc. 200	7
• BMC Software, Inc. 400	7
• Cisco Systems, Inc. 10,450	218
• Compuware Corp. 600	5
• Comverse Technology, Inc. 300	5
• Dell, Inc. 3,850	134
• EMC Corp. 3,650	41
• Gateway, Inc. 500	2
Hewlett-Packard Co. 4,703	93
International Business Machines Corp. 2,600	229
• Lexmark International, Inc., Class A 200	18
❻ Microsoft Corp. 16,400	426

Security and Number of Shares	Value ($ x 1,000)
• NCR Corp. 200	9
• Network Appliance, Inc. 500	9
• Novell, Inc. 500	5
• Oracle Corp. 7,900	89
Pitney Bowes, Inc. 400	17
• Siebel Systems, Inc. 600	6
• Sun Microsystems, Inc. 5,000	19
• Unisys Corp. 500	6
• Xerox Corp. 1,200	16
	1,393

Business Services 0.2%

Security and Number of Shares	Value ($ x 1,000)
• Affiliated Computer Services, Inc., Class A 103	5
• Allied Waste Industries, Inc. 500	6
• Apollo Group, Inc., Class A 250	23
Automatic Data Processing, Inc. 900	39
• Cendant Corp. 1,459	35
• Cintas Corp. 260	12
• Citrix Systems, Inc. 300	6
Computer Associates International, Inc. 850	23
• Computer Sciences Corp. 258	11
• Convergys Corp. 174	2
Deluxe Corp. 100	4
• eBay, Inc. 1,004	80
Electronic Data Systems Corp. 700	13
Equifax, Inc. 200	5
First Data Corp. 1,392	63
• Fiserv, Inc. 300	11
H&R Block, Inc. 300	13
IMS Health, Inc. 350	9
• Interpublic Group of Cos., Inc. 600	9
• Intuit, Inc. 313	13
• Mercury Interactive Corp. 100	4
• Monster Worldwide, Inc. 191	5
Omnicom Group, Inc. 300	24
• Parametric Technology Corp. 500	2
Paychex, Inc. 525	20
• PeopleSoft, Inc. 600	10
• Robert Half International, Inc. 300	8
• Sungard Data Systems, Inc. 433	11
• Symantec Corp. 502	23

See financial notes.   45

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Tyco International Ltd. 3,013	83
• Veritas Software Corp. 600	16
Waste Management, Inc. 907	26
• Yahoo!, Inc. 1,000	50
	664

Chemicals 0.1%

Air Products & Chemicals, Inc. 300	15
Dow Chemical Co. 1,372	54
E.I. du Pont de Nemours & Co. 1,525	66
Eastman Chemical Co. 100	4
Ecolab, Inc. 400	12
Great Lakes Chemical Corp. 100	3
• Hercules, Inc. 200	2
• Monsanto Co. 332	12
PPG Industries, Inc. 250	15
Praxair, Inc. 500	18
Rohm & Haas Co. 373	14
Sigma-Aldrich Corp. 100	6
	221

Construction 0.0%

Centex Corp. 200	9
Fluor Corp. 100	4
KB Home 100	7
Masco Corp. 700	20
Pulte Homes, Inc. 200	10
The Sherwin-Williams Co. 200	8
The Stanley Works 100	4
Vulcan Materials Co. 200	9
	71

Consumer Durables 0.0%

Black & Decker Corp. 100	6
Leggett & Platt, Inc. 300	7
Maytag Corp. 100	3
Newell Rubbermaid, Inc. 436	10
Whirlpool Corp. 100	6
	32

Containers 0.0%

Ball Corp. 100	7
Bemis Co. 200	5

Security and Number of Shares	Value ($ x 1,000)
• Pactiv Corp. 300	7
• Sealed Air Corp. 153	7
	26

Electronics 0.3%

• ADC Telecommunications, Inc. 1,000	2
• Advanced Micro Devices, Inc. 560	8
• Agilent Technologies, Inc. 710	19
• Altera Corp. 510	10
American Power Conversion Corp. 225	4
Analog Devices, Inc. 600	26
• Andrew Corp. 100	2
• Applied Materials, Inc. 2,600	47
• Applied Micro Circuits Corp. 455	2
• Broadcom Corp., Class A 492	19
• CIENA Corp. 500	2
Intel Corp. 9,800	252
ITT Industries, Inc. 150	12
• Jabil Circuit, Inc. 322	8
• JDS Uniphase Corp. 2,010	6
• KLA-Tencor Corp. 300	13
Linear Technology Corp. 500	18
• LSI Logic Corp. 500	4
• Lucent Technologies, Inc. 7,019	24
Maxim Integrated Products, Inc. 500	23
• Micron Technology, Inc. 900	12
Molex, Inc. 250	7
Motorola, Inc. 3,666	67
• National Semiconductor Corp. 300	12
• Novellus Systems, Inc. 250	7
• Nvidia Corp. 200	4
PerkinElmer, Inc. 200	4
• PMC — Sierra, Inc. 300	4
• Power-One, Inc. 57	—
• QLogic Corp. 138	4
Qualcomm, Inc. 1,200	75
• Sanmina-SCI Corp. 800	8
Scientific-Atlanta, Inc. 200	6
• Solectron Corp. 1,000	5
Symbol Technologies, Inc. 303	4
Tektronix, Inc. 200	6
• Tellabs, Inc. 600	5

Security and Number of Shares	Value ($ x 1,000)
• Teradyne, Inc. 300	6
Texas Instruments, Inc. 2,700	68
• Thermo Electron Corp. 200	6
• Thomas & Betts Corp. 100	2
• Waters Corp. 200	9
• Xilinx, Inc. 500	17
	839

Energy: Raw Materials 0.1%

Anadarko Petroleum Corp. 367	20
Apache Corp. 462	19
Baker Hughes, Inc. 470	17
• BJ Services Co. 200	9
Burlington Resources, Inc. 300	20
Devon Energy Corp. 350	21
EOG Resources, Inc. 180	9
Halliburton Co. 714	21
• Noble Corp. 200	8
Occidental Petroleum Corp. 600	28
• Rowan Cos., Inc. 100	2
Schlumberger Ltd. 900	53
Valero Energy Corp. 200	13
	240

Food & Agriculture 0.2%

Archer-Daniels-Midland Co. 1,014	18
Campbell Soup Co. 700	19
The Coca-Cola Co. 3,700	187
Coca-Cola Enterprises, Inc. 700	19
ConAgra Foods, Inc. 800	23
General Mills, Inc. 582	28
H.J. Heinz Co. 600	23
Hershey Foods Corp. 200	18
Kellogg Co. 600	26
McCormick & Co., Inc. 200	7
The Pepsi Bottling Group, Inc. 350	10
PepsiCo, Inc. 2,560	139
Sara Lee Corp. 1,200	28
Supervalu, Inc. 200	6
Sysco Corp. 1,000	38
Wm. Wrigley Jr. Co. 300	19
	608

Security and Number of Shares	Value ($ x 1,000)
Gold 0.0%	
Newmont Mining Corp. 643	**24**
Healthcare / Drugs & Medicine 0.7%	
Abbott Laboratories 2,400	106
Allergan, Inc. 200	18
AmerisourceBergen Corp. 200	12
• Amgen, Inc. 1,952	110
• Anthem, Inc. 200	18
Applied Biosystems Group — Applera Corp. 300	6
Bausch & Lomb, Inc. 100	6
Baxter International, Inc. 900	28
Becton Dickinson & Co. 400	20
• Biogen Idec, Inc. 480	28
Biomet, Inc. 450	18
• Boston Scientific Corp. 1,268	52
Bristol-Myers Squibb Co. 3,000	75
C.R. Bard, Inc. 100	11
Cardinal Health, Inc. 650	48
• Caremark Rx, Inc. 581	20
• Chiron Corp. 300	14
Eli Lilly & Co. 1,725	127
• Express Scripts, Inc. 100	8
• Forest Laboratories, Inc. 550	35
• Genzyme Corp. 325	14
Guidant Corp. 500	32
HCA, Inc. 800	32
Health Management Associates, Inc., Class A 400	9
• Humana, Inc. 200	3
Johnson & Johnson 4,492	243
• King Pharmaceuticals, Inc. 366	6
Manor Care, Inc. 100	3
McKesson Corp. 422	14
• Medco Health Solutions, Inc. 422	15
• Medimmune, Inc. 400	10
Medtronic, Inc. 1,800	91
Merck & Co., Inc. 3,400	160
Mylan Laboratories, Inc. 400	9
❽ Pfizer, Inc. 11,557	413
• Quest Diagnostics 139	12
Schering-Plough Corp. 2,300	38

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• St. Jude Medical, Inc. 250	19
Stryker Corp. 301	30
• Tenet Healthcare Corp. 750	9
UnitedHealth Group, Inc. 950	58
• Watson Pharmaceuticals, Inc. 200	7
• WellPoint Health Networks, Inc. 250	28
Wyeth 2,000	76
• Zimmer Holdings, Inc. 350	28
	2,119

Household Products 0.1%

Alberto-Culver Co., Class B 150	7
Avon Products, Inc. 350	30
Clorox Co. 300	16
Colgate-Palmolive Co. 800	46
The Gillette Co. 1,500	61
International Flavors & Fragrances, Inc. 200	7
Procter & Gamble Co. 1,950	206
	373

Insurance 0.3%

ACE Ltd. 400	18
Aetna, Inc. 222	18
AFLAC, Inc. 800	34
The Allstate Corp. 1,100	51
AMBAC Financial Group, Inc. 162	11
American International Group, Inc. 3,979	285
AON Corp. 475	12
Chubb Corp. 300	21
CIGNA Corp. 200	13
Cincinnati Financial Corp. 315	13
Hartford Financial Services Group, Inc. 425	26
Jefferson-Pilot Corp. 225	11
Lincoln National Corp. 300	14
Loews Corp. 300	17
Marsh & McLennan Cos., Inc. 800	36
MBIA, Inc. 200	12
Metlife, Inc. 1,178	41
MGIC Investment Corp. 150	11
• Principal Financial Group, Inc. 550	19
The Progressive Corp. 350	31
Prudential Financial, Inc. 800	35

Security and Number of Shares	Value ($ x 1,000)
Safeco Corp. 200	9
St. Paul Cos., Inc. 1,006	41
Torchmark Corp. 200	10
UnumProvident Corp. 346	5
XL Capital Ltd., Class A 200	15
	809

Media 0.2%

Clear Channel Communications, Inc. 967	40
• Comcast Corp., Class A 3,463	104
Dow Jones & Co., Inc. 100	5
Gannett Co., Inc. 400	35
Knight-Ridder, Inc. 100	8
The McGraw-Hill Cos., Inc. 300	24
Meredith Corp. 100	5
New York Times Co., Class A 200	9
R.R. Donnelley & Sons Co. 300	9
• Time Warner, Inc. 6,850	115
Tribune Co. 500	24
• Univision Communications, Inc., Class A 519	17
Viacom, Inc., Class B 2,660	103
The Walt Disney Co. 3,077	71
	569

Miscellaneous 0.0%

3M Co. 1,200	**104**

Miscellaneous Finance 0.4%

American Express Co. 2,000	98
The Bear Stearns Cos., Inc. 145	12
Capital One Financial Corp. 350	23
▌The Charles Schwab Corp. 2,125	22
Charter One Financial, Inc. 346	12
❾ Citigroup, Inc. 7,782	374
Countrywide Financial Corp. 399	24
• E•TRADE Group, Inc. 600	7
Fannie Mae 1,475	101
Federated Investors, Inc., Class B 200	6
Franklin Resources, Inc. 400	22
Freddie Mac 1,000	58
Golden West Financial Corp. 250	26
Goldman Sachs Group, Inc. 728	70

Security and Number of Shares	Value ($ x 1,000)
Janus Capital Group, Inc. 400	6
Lehman Brothers Holdings, Inc. 400	29
MBNA Corp. 1,957	48
Merrill Lynch & Co., Inc. 1,500	81
Moody's Corp. 200	13
Morgan Stanley 1,630	84
•Providian Financial Corp. 400	5
SLM Corp. 650	25
T. Rowe Price Group, Inc. 200	10
Washington Mutual, Inc. 1,331	52
	1,208

Non-Durables & Entertainment 0.1%

Darden Restaurants, Inc. 300	7
•Electronic Arts, Inc. 424	21
Fortune Brands, Inc. 200	15
Hasbro, Inc. 325	6
International Game Technology 556	21
Mattel, Inc. 650	11
McDonald's Corp. 2,000	54
•Starbucks Corp. 560	22
Wendy's International, Inc. 200	8
•Yum! Brands, Inc. 480	19
	184

Non-Ferrous Metals 0.0%

Alcoa, Inc. 1,312	40
Engelhard Corp. 200	6
Freeport-McMoran Copper & Gold, Inc., Class B 300	9
•Phelps Dodge Corp. 135	9
	64

Oil: Domestic 0.1%

Amerada Hess Corp. 100	7
Ashland, Inc. 100	5
ConocoPhillips 1,027	73
Kerr-McGee Corp. 136	7
Marathon Oil Corp. 500	17
•Nabors Industries Ltd. 200	9
Sunoco, Inc. 100	6
•Transocean, Inc. 474	13
Unocal Corp. 400	14
	151

Security and Number of Shares	Value ($ x 1,000)
Oil: International 0.2%	
ChevronTexaco Corp. 1,643	150
❼ Exxon Mobil Corp. 9,918	422
	572

Optical & Photo 0.0%

•Corning, Inc. 1,900	21
Eastman Kodak Co. 500	13
	34

Paper & Forest Products 0.0%

Boise Cascade Corp. 100	3
Georgia-Pacific Corp. 379	13
International Paper Co. 739	30
Kimberly-Clark Corp. 756	50
•Louisiana-Pacific Corp. 100	2
MeadWestvaco Corp. 294	8
Temple-Inland, Inc. 100	6
Weyerhaeuser Co. 350	21
	133

Producer Goods & Manufacturing 0.3%

•American Standard Cos., Inc. 100	11
Avery Dennison Corp. 200	13
Caterpillar, Inc. 550	43
Cooper Industries Ltd., Class A 150	8
Deere & Co. 400	27
Dover Corp. 300	12
Emerson Electric Co. 650	39
❺ General Electric Co. 15,550	466
Honeywell International, Inc. 1,275	44
Illinois Tool Works, Inc. 450	39
Ingersoll-Rand Co., Class A 250	16
Johnson Controls, Inc. 300	17
•Millipore Corp. 100	5
Pall Corp. 200	5
Parker Hannifin Corp. 150	8
Snap-On, Inc. 100	3
W.W. Grainger, Inc. 100	5
	761

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Railroad & Shipping 0.0%	
Burlington Northern Santa Fe Corp. 600	20
CSX Corp. 300	9
Norfolk Southern Corp. 600	14
Union Pacific Corp. 400	24
	67
Real Property 0.0%	
Apartment Investment & Management Co., Class A 100	3
Equity Office Properties Trust 600	15
Equity Residential 400	11
Plum Creek Timber Co., Inc. 300	9
ProLogis 300	9
Simon Property Group, Inc. 300	14
	61
Retail 0.4%	
Albertson's, Inc. 652	15
• Autonation, Inc. 500	9
• AutoZone, Inc. 150	13
• Bed, Bath & Beyond, Inc. 400	15
Best Buy Co., Inc. 450	24
• Big Lots, Inc. 200	3
Circuit City Stores, Inc. 300	4
• Costco Wholesale Corp. 700	26
CVS Corp. 600	23
Dillards, Inc., Class A 200	3
Dollar General Corp. 515	10
Family Dollar Stores, Inc. 300	10
Federated Department Stores, Inc. 300	15
The Gap, Inc. 1,362	30
Home Depot, Inc. 3,450	121
J.C. Penney Co., Inc. Holding Co. 400	14
• Kohl's Corp. 500	21
• Kroger Co. 1,200	21
Limited Brands, Inc. 818	17
Lowe's Cos., Inc. 1,200	62
The May Department Stores Co. 500	15
Nordstrom, Inc. 200	7
• Office Depot, Inc. 600	11
RadioShack Corp. 300	9

Security and Number of Shares	Value ($ x 1,000)
• Safeway, Inc. 650	15
Sears, Roebuck & Co. 300	12
• Staples, Inc. 750	19
Target Corp. 1,400	61
Tiffany & Co. 250	10
TJX Cos., Inc. 800	20
• Toys 'R' Us, Inc. 300	5
❿ Wal-Mart Stores, Inc. 6,550	373
Walgreen Co. 1,600	55
Winn-Dixie Stores, Inc. 300	2
	1,070
Steel 0.0%	
Allegheny Technologies, Inc. 146	1
Nucor Corp. 100	6
United States Steel Corp. 100	3
Worthington Industries, Inc. 100	2
	12
Telephone 0.2%	
Alltel Corp. 500	25
AT&T Corp. 1,181	20
• AT&T Wireless Services, Inc. 4,265	59
• Avaya, Inc. 618	9
BellSouth Corp. 2,750	71
CenturyTel, Inc. 250	7
• Citizens Communications Co. 410	5
• Nextel Communications, Inc., Class A 1,700	41
• Qwest Communications International, Inc. 2,524	10
SBC Communications, Inc. 5,025	125
Sprint Corp. (FON Group) 2,000	36
Verizon Communications, Inc. 4,188	158
	566
Tobacco 0.1%	
Altria Group, Inc. 3,100	172
R.J. Reynolds Tobacco Holdings, Inc. 100	6
UST, Inc. 300	11
	189

Security and Number of Shares	Value ($ x 1,000)
Travel & Recreation 0.0%	
Brunswick Corp. 100	4
Carnival Corp. 1,000	43
Harrah's Entertainment, Inc. 200	11
Hilton Hotels Corp. 600	10
Marriott International, Inc., Class A 400	19
Starwood Hotels & Resorts Worldwide, Inc. 300	12
	99
Trucking & Freight 0.0%	
Paccar, Inc. 300	17
Ryder Systems, Inc. 100	4
	21
Utilities: Electric & Gas 0.1%	
• The AES Corp. 800	7
• Allegheny Energy, Inc. 170	2
Ameren Corp. 300	13
American Electric Power Co., Inc. 580	18
• Calpine Corp. 400	2
Centerpoint Energy, Inc. 474	5
Cinergy Corp. 300	11
• CMS Energy Corp. 200	2
Consolidated Edison, Inc. 300	12
Constellation Energy Group, Inc. 200	8
Dominion Resources, Inc. 515	33
DTE Energy Co. 200	8
Duke Energy Corp. 1,408	30
• Dynegy, Inc., Class A 500	2
Edison International 500	12
El Paso Corp. 769	5
Entergy Corp. 350	19
Exelon Corp. 512	34
FirstEnergy Corp. 533	21
FPL Group, Inc. 300	19
KeySpan Corp. 200	7
Kinder Morgan, Inc. 176	11
Nicor, Inc. 100	3
NiSource, Inc. 376	8
Peoples Energy Corp. 100	4
• PG&E Corp. 600	16
Pinnacle West Capital Corp. 100	4

Security and Number of Shares	Value ($ x 1,000)
PPL Corp. 300	13
Progress Energy, Inc. 354	15
Public Service Enterprise Group, Inc. 400	17
Sempra Energy 297	9
The Southern Co. 1,100	32
TECO Energy, Inc. 200	3
TXU Corp. 400	14
Williams Cos., Inc. 700	7
Xcel Energy, Inc. 510	8
	434

Other Investment Companies
89.7% of net assets

❸ Schwab International Index Fund, Select Shares 2,072,080	28,947
❷ Schwab S&P 500 Fund, Select Shares 2,466,894	42,381
❹ Schwab Small-Cap Index Fund, Select Shares 1,485,394	28,030
❶ Schwab Total Bond Market Fund 16,321,017	162,394
	261,752

Short-Term Investments
4.8% of net assets

Schwab Value Advantage Money Fund, Investor Shares 13,528,848	13,529

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Bank of America, London Time Deposit 0.50%, 05/03/04	419	419
		13,948

End of investments.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$291,345
Receivables:	
Fund shares sold	177
Dividends	36
Investments sold	573
Prepaid expenses	+ 10
Total assets	**292,141**

Liabilities

Payables:	
Fund shares redeemed	199
Investments bought	13
Investment adviser and administrator fees	3
Transfer agent and shareholder service fees	4
Accrued expenses	+ 36
Total liabilities	**255**

Net Assets

Total assets	292,141
Total liabilities	– 255
Net assets	**$291,886**

Net Assets by Source

Capital received from investors	276,833
Net investment income not yet distributed	425
Net realized capital losses	(3,272)
Net unrealized capital gains	17,900

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$291,886		23,013		$12.68

Unless stated, all numbers x 1,000.

The fund paid $273,445 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$20,079
Sales/maturities	$18,995

The fund's total security transactions with other SchwabFunds® during the period were $12.

Percent of fund shares of other Schwab funds owned at the end of the report period:

Schwab Equity Index Funds	
S&P 500 Fund	0.5%
Small-Cap Index Fund	1.7%
International Index Fund	2.4%
Schwab Bond Funds	
Total Bond Market Fund	15.5%
Schwab Money Funds	
Value Advantage Money Fund	Less than 0.1%

Federal Tax Data

Portfolio Cost	$274,763
Net unrealized gains and losses:	
Gains	$20,235
Losses	+ (3,653)
	$16,582
As of October 31, 2003:	
Undistributed earnings:	
Ordinary income	$503
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2010	$892
2011	+ 3,915
	$4,807

 See financial notes.

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$6,676
Interest	+	3
Total investment income		**6,679**

Net Realized Gains and Losses

Net realized gains on investments sold		358
Net realized gains received from underlying funds	+	2,869
Net realized gains		**3,227**

Net Unrealized Gains and Losses

Net unrealized gains on investments		**530**

Expenses

Investment adviser and administrator fees		655
Transfer agent and shareholder service fees		372
Trustees' fees		3
Custodian fees		15
Portfolio accounting fees		20
Professional fees		17
Registration fees		10
Shareholder reports		12
Other expenses	+	4
Total expenses		1,108
Expense reduction	−	364
Net expenses		**744**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 0.50% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income		6,679
Net expenses	−	744
Net investment income		**5,935**
Net realized gains		3,227
Net unrealized gains	+	530
Increase in net assets from operations		**$9,692**

These add up to a net gain on investments of $3,757.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income	$5,935	$6,662
Net realized gains or losses	3,227	(2,662)
Net unrealized gains	+ 530	29,372
Increase in net assets from operations	**9,692**	**33,372**

Distributions Paid

Dividends from net investment income	**$6,013**	**$6,687**

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary Income	$6,687
Long-term capital gains	$–

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	2,499	$32,035	4,632	$54,499
Shares reinvested	451	5,715	548	6,370
Shares redeemed	+ (2,968)	(38,145)	(5,315)	(62,339)
Net transactions in fund shares	**(18)**	**($395)**	**(135)**	**($1,470)**

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	23,031	$288,602	23,166	$263,387
Total increase or decrease	+ (18)	3,284	(135)	25,215
End of period	**23,013**	**$291,886**	**23,031**	**$288,602**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $425 and $503 at the end of the current period and prior period, respectively.

 See financial notes.

Financial Notes unaudited

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year, except for the Conservative Portfolio, which makes income distributions quarterly.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the

"initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The Trust and its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993

Schwab S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Schwab U.S. MarketMasters Fund
Schwab Balanced MarketMasters Fund
Schwab Small-Cap MarketMasters Fund
Schwab International MarketMasters Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund
Institutional Select S&P 500 Fund
Institutional Select Large-Cap Value Index Fund
Institutional Select Small-Cap Value Index Fund

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index.

Pursuant to an exemptive order issued by the SEC, the funds may invest in other related funds. The percentages of fund shares of other related funds owned are shown in each fund's Statement of Assets and Liabilities.

The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of

the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount Outstanding at 4/30/04 ($ x 1,000)	Average Borrowing* ($ x 1,000)	Weighted average Interest Rate* (%)
MarketTrack Growth Portfolio	–	77	1.47
MarketTrack Balanced Portfolio	–	159	1.52
MarketTrack Conservative Portfolio	–	98	1.55

*Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

- **Securities for which no market quotations are readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Underlying funds:** Valued at their respective net asset values as determined by those funds, in accordance with the 1940 Act for a given day.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 4/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Dawn G. Lepore[1] 3/21/54	2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1, 2] 2/22/55	2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.
[2] Effective June 8, 2004, Jeffrey Lyons resigned as trustee from each of the trusts.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

61

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds®.

Whether you're an experienced investor or just starting out, SchwabFunds® can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund®. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds® at:
P.O. Box 3812
Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
    Communications Focus Fund
    Financial Services Focus Fund
    Health Care Focus Fund
    Technology Focus Fund
Schwab MarketMasters Funds®
    Schwab U.S. MarketMasters Fund™
    Schwab Small-Cap MarketMasters Fund™
    Schwab International MarketMasters Fund™
    Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor

SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Member SIPC/NYSE.
Printed on recycled paper.
REG13559-06

Institutional Select® Funds

Semiannual Report
April 30, 2004

Institutional Select®
S&P 500 Fund

Institutional Select®
Large-Cap Value Index Fund

Institutional Select®
Small-Cap Value Index Fund

charles SCHWAB

*Three funds designed to capture the performance
of specific segments of the U.S. stock market.*

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500®, 500®, S&P 500/Barra Value Index
and S&P Small Cap 600/Barra Value Index are trademarks of The McGraw-Hill Companies,
Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold
or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding
the advisability of investing in the fund.

From the Chairman



Charles R. Schwab
Chairman

When I look at the current economic trends, I see a lot of positive indicators. Corporate profits, revenues, capital spending and the employment numbers have been strong. With the GDP and capital spending also strong, we seem to be in the early stages of what could be a long-term economic recovery. However, even though stock market and economic cycles have historically been in synch, this now seems to be less certain.

The stock market, reflecting the uncertainty around the globe, has become increasingly volatile. Whether it's the war in Iraq or global terrorism, investors are exposed to frightening images over and over again throughout the day. This may play on investors' emotions, potentially contributing to the market's recent volatility.

Given this, and because it can be so difficult to fight your emotions, I believe it's more important than ever to stay diversified. By being diversified across and within all asset classes, you have an "all-weather" portfolio that can offer you some balance in any market climate. There are very obvious reasons why diversification is useful, but what I believe is its understated beauty is that it gives many of you the discipline you need to stick with a well thought out strategy.

I have been a fan of mutual funds throughout my long investing career. I say this because I firmly believe that mutual funds are a cost-effective and convenient way for investors to achieve a diversified portfolio. And as we face increasing uncertainty in the world and in the stock markets, this is perhaps more important than ever.

Overall, despite the likelihood of short-term market volatility, I maintain complete faith in the strength of the U. S. economy. I always have believed and continue to believe that the stock market is the best place for long-term investing, and that with a wise investing plan – and a well diversified portfolio – you will be well-positioned to meet your financial goals.

Sincerely,

Charles Schwab

Management's Discussion for the six months ended April 30, 2004



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

The stock market's continued recovery during the report period was welcome news to long-term investors, especially those of you who had suffered through declining share prices before then.

For years, investors sold stocks and stock mutual funds when the economy was weak or when geopolitical tensions heightened, despite the fact that stock and fund prices often were relatively cheap during those dark hours. Over the past year, however, I've spoken with many individual investors who benefited from sticking with their long-term asset-allocation plans. As a result, they were able to participate in the past year's stock market gains. They learned how difficult it is to successfully "time the market" and determine when to "be in cash." Many have given up this chase altogether and have benefited both financially and emotionally.

Given the ongoing geopolitical situation, however, it's quite understandable that many investors are nervous, and some are again acting more on their emotions than on sound investment principles. When you invest in SchwabFunds®, you can be assured that our portfolio managers understand your concerns and are diligent in their approach to the investment process. Key to this is their knowledge of and adherence to each fund's objective and their vigilant focus on remaining true to it. In short, each of our portfolio manager's responsibility is to remain consistent in implementing their investment strategies, despite the market's fluctuations.

There's one more thing I want to address in this letter and that is, as of July 19, 2004, following a distinguished ten-year career at Schwab, Geri Hom, senior portfolio manager, has decided to retire. Jeff Mortimer, senior vice-president and chief investment officer, equities of Charles Schwab Investment Management, Inc., assumes Geri's responsibilities for overall management of the funds.

I expect these changes to be seamless to our shareholders, as SchwabFunds® has been and will continue to be managed by teams of seasoned professionals, who remain committed to their investing styles. We thank you for your trust in us as we help you reach your long- or short-term financial goals.

Sincerely,



Geri Hom, a vice president and senior portfolio manager of the investment adviser, has overall responsibility for the management of the funds. Prior to joining the firm in 1995, she worked for nearly 15 years in equity management.

Larry Mano, a director and a portfolio manager, is responsible for the day-to-day management of the Large-Cap and Small-Cap funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Economy and the Market

The economy, which had improved during the second half of 2003, picked up steam at the end of the year and continued to show signs of recovery through the current report period of November 1, 2003 through April 30, 2004. The securities market reflected the positive news through first-quarter 2004. During that time, the market started to bounce around a little, as evidenced by the volatility in the S&P 500® Index in February and March. Toward the end of the report period, in late April, the market fell precipitously and many of the funds' 2004 gains were lost. Nonetheless, its earlier performance was strong enough to push the broader market up 6.27% for the report period, as measured by the S&P 500® Index.

While the economy officially emerged from recession in 2001, the recovery didn't fully materialize until 2003. And it wasn't until late in 2003 when investors started buying companies with good solid fundamentals. During this time, both the manufacturing and services sectors exhibited strong growth. Capital spending showed signs of life amid rising corporate profits.

The economy continued to expand in 2004. Businesses added to their inventories, factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise,

---

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 6.27% **S&P 500® Index:** measures U.S. large-cap stocks
- 6.54% **Russell 2000® Index:** measures U.S. small-cap stocks
- 12.39% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- 1.25% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.

With delayed job growth underway, the economy was improving on all fronts. Strong personal income growth fueled consumer spending, despite higher oil prices and concerns about terrorism and the war in Iraq.

despite a mid-quarter pause in the upward trend in consumer confidence, and higher commodity prices were holding. Mortgage refinancing activity, while still significant, started to show signs of waning as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid growth.

On the currency front, the dollar rebounded from its lows, due to two reasons. First, the U. S. economy grew more than most other countries' economies did. The second reason is the expectation that interest rates will rise, which has served to stimulate inflows of foreign capital.

The Federal Reserve (Fed) left interest rates unchanged during the period. Inflation began to accelerate, alleviating Fed fears of possible deflation. Consequent expectations that the Fed would soon begin to raise interest rates weighed on markets toward the end of the period. Nevertheless, economic fundamentals remained sound. With delayed job growth underway, the economy was improving on all fronts. Strong personal income growth fueled consumer spending, despite higher oil prices and concerns about terrorism and the war in Iraq. Business profits exhibited another strong quarterly gain and investment in equipment and inventories remained healthy. In sum, it appeared that the economy, indeed, was back on track.

The Funds

The equities market started off strong at the beginning of the period that ran from November 1, 2003 through April 30, 2004. Toward the middle of first-quarter 2004, however, the market, as evidenced by the S&P 500® Index, became fairly volatile and bounced around until the end of April, giving up some of its earlier gains. Nonetheless, performance of all of the Institutional Select Funds was positive over the report period, closely tracking their benchmarks.

The S&P 500® Index closed at 1107.30, up 6.27% for the period. First-quarter earnings came in very strong. As of the end of April, 410 of the 500 companies in the index had reported earnings, which were an average 8.4% higher than analysts' estimates.

In terms of performance, the top industry, as measured by the S&P 500® Index was energy, up 22.44% for the period, due in part to the soaring price of a barrel of oil. Coming in second was telecommunications

Performance at a Glance

Total return for the six months ended 4/30/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

**Institutional Select
S&P 500 Fund** **6.18%**
Benchmark. **6.27%**
Performance Details . . . . *page 6*

**Institutional Select Large-Cap
Value Index Fund**. **7.89%**
Benchmark **7.98%**
Performance Details . . . . *page 8*

**Institutional Select Small-Cap
Value Index Fund** **9.84%**
Benchmark. **9.95%**
Performance Details . . . . *page 10*

services, which was up 12.38%, followed by the consumer-staples industry, which grew 10.42%. The worst performing industry over the period was information technology, which was down 3.96%.

The Institutional Select S&P 500 Fund was up 6.18% for the period, closely tracking the S&P 500® Index. While small cap led the way up until April, "bigger became better," as small-cap stocks lost their lead and were replaced by large-cap stocks. The best performing sector was energy, which was up 22.44% for the period. The worst performing sector was information technology, down 3.96%.

The Institutional Select Large-Cap Value Index Fund benefited from the market favoring value over growth. In fact, only one sector posted negative returns, and that was information technology. Within this sector, Hewlett-Packard was among the worst performer. The best performing sector was energy.

The Institutional Select Small-Cap Value Index Fund was the best performer of the three Institutional Select Funds, benefiting from the market having favored both small-cap and value stocks. The sectors that were strongest were energy and materials. The weakest sectors were information technology and telecommunications.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Small company stocks are subject to greater volatility than other asset categories.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Institutional Select S&P 500 Fund

Performance as of 4/30/04

This bar chart compares pre-tax performance of the fund with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ **Fund**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	5.96%	3.29%	22.32%	19.51%	-2.80%	-2.94%	-1.84%	n/a
Post-Liquidation (shares were sold)	4.30%	2.29%	15.00%	12.89%	-2.24%	-2.05%	-1.44%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $10,000 investment in the fund compared with a similar investment in its benchmark.

■ **$9,272 Fund**
■ **$9,340 S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	501
Weighted Average Market Cap ($ x 1,000,000)	$89,441
Price/Earnings Ratio (P/E)	20.3
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate[2]	2%

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	2.9%
❷ Microsoft Corp.	2.7%
❸ Exxon Mobil Corp.	2.7%
❹ Pfizer, Inc.	2.6%
❺ Citigroup, Inc.	2.4%
❻ Wal-Mart Stores, Inc.	2.4%
❼ American International Group, Inc.	1.8%
❽ Intel Corp.	1.6%
❾ Bank of America Corp.	1.6%
❿ Johnson & Johnson	1.5%
Total	**22.2%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 31.5% **Consumer Non-Durables**
- 20.8% **Finance**
- 18.7% **Technology**
- 7.9% **Materials & Services**
- 6.3% **Energy**
- 6.0% **Utilities**
- 4.6% **Capital Goods**
- 1.7% **Consumer Durables**
- 1.6% **Transportation**
- 0.9% **Other**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Institutional Select Large-Cap Value Index Fund

Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ **Fund**
■ Benchmark: **S&P 500/Barra Value Index**
■ Fund Category: **Morningstar Large-Cap Value**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	7.63%	5.25%	27.16%	22.75%	-1.32%	-0.42%	0.43%	n/a
Post-Liquidation (shares were sold)	5.46%	3.63%	18.25%	15.13%	-0.82%	0.10%	0.66%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

■ $10,785 **Fund**
■ $10,881 **S&P 500/Barra Value Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Institutional Select Large-Cap Value Index Fund

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	342
Weighted Average Market Cap ($ x 1,000,000)	$65,725
Price/Earnings Ratio (P/E)	17.3
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate[2]	6%

Top Holdings[3]

Security	% of Net Assets
❶ Exxon Mobil Corp.	5.2%
❷ Citigroup, Inc.	4.6%
❸ American International Group, Inc.	3.5%
❹ Bank of America Corp.	3.1%
❺ Verizon Communications, Inc.	1.9%
❻ ChevronTexaco Corp.	1.8%
❼ Wells Fargo & Co.	1.8%
❽ SBC Communications, Inc.	1.5%
❾ Home Depot, Inc.	1.5%
❿ J.P. Morgan Chase & Co.	1.4%
Total	**26.3%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 35.4% Finance
- 15.8% Consumer Non-Durables
- 11.5% Energy
- 11.3% Utilities
- 9.3% Materials & Services
- 8.0% Technology
- 2.5% Capital Goods
- 1.9% Consumer Durables
- 1.5% Transportation
- 2.8% Other

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Institutional Select Small-Cap Value Index Fund

Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ **Fund**
- ■ Benchmark: **S&P SmallCap 600/Barra Value Index**
- ■ Fund Category: **Morningstar Small-Cap Value**



	6 Months	1 Year	5 Years	Since Inception: 2/1/99
Fund	9.84%	42.70%	11.93%	11.18%
Benchmark	9.95%	43.33%	11.99%	11.30%
Fund Category	10.39%	42.29%	13.47%	12.84%

	6 Months		1 Year		5 Years		Since Inception	
Total Returns After Tax	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	9.71%	8.03%	42.53%	39.60%	10.11%	12.18%	9.45%	n/a
Post-Liquidation (shares were sold)	6.57%	5.81%	27.98%	26.59%	9.21%	11.00%	8.61%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund compared with a similar investment in its benchmark.

- ■ **$17,439 Fund**
- ■ **$17,536 S&P SmallCap 600/Barra Value Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Institutional Select Small-Cap Value Index Fund

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	372
Weighted Average Market Cap ($ x 1,000,000)	$876
Price/Earnings Ratio (P/E)	26.0
Price/Book Ratio (P/B)	1.6
Portfolio Turnover Rate[2]	19%

Top Holdings[3]

Security	% of Net Assets
❶ Tom Brown, Inc.	0.9%
❷ MDC Holdings, Inc.	0.9%
❸ The Timken Co.	0.8%
❹ Pediatrix Medical Group, Inc.	0.7%
❺ Massey Energy Co.	0.7%
❻ Standard-Pacific Corp.	0.7%
❼ Whitney Holding Corp.	0.7%
❽ Hughes Supply, Inc.	0.7%
❾ Fremont General Corp.	0.7%
❿ Corn Products International, Inc.	0.7%
Total	**7.5%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



21.7%	Materials & Services
17.8%	Consumer Non-Durables
16.8%	Finance
11.0%	Technology
9.5%	Capital Goods
7.2%	Energy
6.7%	Utilities
4.7%	Consumer Durables
3.2%	Transportation
1.4%	Other

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Institutional Select S&P 500 Fund

Financial Statements

Financial Highlights

	11/1/03– 4/30/04*	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	2/1/99[1]– 10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	8.30	7.00	8.36	11.26	10.74	10.00
Income or loss from investment operations:						
Net investment income	0.06	0.12	0.12	0.12	0.11	0.07
Net realized and unrealized gains or losses	0.45	1.30	(1.37)	(2.91)	0.52	0.67
Total income or loss from investment operations	0.51	1.42	(1.25)	(2.79)	0.63	0.74
Less distributions:						
Dividends from net investment income	(0.12)	(0.12)	(0.11)	(0.11)	(0.09)	–
Distributions from net realized gains	–	–	–	–	(0.02)	–
Total distributions	(0.12)	(0.12)	(0.11)	(0.11)	(0.11)	–
Net asset value at end of period	8.69	8.30	7.00	8.36	11.26	10.74
Total return (%)	6.18[2]	20.65	(15.18)	(24.95)	5.86	7.40[2]
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.15[3]	0.15	0.15	0.15	0.16[4]	0.13[3]
Gross operating expenses	0.35[3]	0.36	0.37	0.37	0.38	0.55[3]
Net investment income	1.51[3]	1.65	1.38	1.14	1.06	1.37[3]
Portfolio turnover rate	2[2]	4	12	13	6	1[2]
Net assets, end of period ($ x 1,000,000)	306	272	203	261	382	238

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.15% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's port-folio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain character-istics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

▌ Issuer is related to the fund's adviser

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.2% Common Stock	316,716	303,614
0.8% Short-Term Investment	2,600	2,600
0.1% U.S. Treasury Obligation	250	250
100.1% Total Investments	319,566	306,464
10.9% Collateral Invested for Securities on Loan	33,489	33,489
(11.0)% Other Assets and Liabilities, Net		(33,837)
100.0% Total Net Assets		306,116

Security and Number of Shares	Value ($ x 1,000)

Common Stock 99.2% of net assets

Aerospace / Defense 1.7%

The Boeing Co. 24,900	1,063
Crane Co. 1,700	52
General Dynamics Corp. 5,800	543
Goodrich Corp. 3,400	98
Lockheed Martin Corp. 13,300	635
Northrop Grumman Corp. 5,614	557
Raytheon Co. 12,300	397
Rockwell Automation, Inc. 5,400	177
Rockwell Collins, Inc. 5,300	171
Textron, Inc. 4,100	226
United Technologies Corp. 15,200	1,311
	5,230

Security and Number of Shares	Value ($ x 1,000)

Air Transportation 1.1%

Delta Air Lines, Inc. 3,200	20
FedEx Corp. 8,900	640
Sabre Holdings Corp. 4,118	97
Southwest Airlines Co. 23,250	332
United Parcel Service, Inc., Class B 33,324	2,338
	3,427

Alcoholic Beverages 0.5%

Adolph Coors Co., Class B 1,200	79
Anheuser-Busch Cos., Inc. 24,100	1,235
Brown-Forman Corp., Class B 3,608	169
	1,483

Apparel 0.3%

Jones Apparel Group, Inc. 3,800	139
Liz Claiborne, Inc. 3,300	116
Nike, Inc., Class B 7,700	554
Reebok International Ltd. 1,700	62
VF Corp. 3,200	148
	1,019

Automotive Products / Motor Vehicles 1.2%

Cooper Tire & Rubber Co. 2,100	45
Cummins, Inc. 1,400	84
Dana Corp. 4,300	87
Danaher Corp. 4,600	425
Delphi Corp. 16,449	168
Eaton Corp. 4,600	273
Ford Motor Co. 54,011	829
General Motors Corp. 16,475	781
Genuine Parts Co. 5,200	186
Goodyear Tire & Rubber Co. 4,700	41
Harley-Davidson, Inc. 9,000	507
• Navistar International Corp. 2,100	95
Visteon Corp. 3,669	40
	3,561

Banks 7.4%

AmSouth Bancorp. 10,200	225
❾ Bank of America Corp. 60,332	4,856
The Bank of New York Co., Inc. 22,850	666

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Bank One Corp. 33,000	1,629
BB&T Corp. 16,000	552
Comerica, Inc. 5,100	263
Fifth Third Bancorp 16,769	900
First Horizon National Corp. 3,600	158
Huntington Bancshares, Inc. 6,583	141
J.P. Morgan Chase & Co. 60,640	2,280
KeyCorp, Inc. 12,400	368
M&T Bank Corp. 3,599	306
Marshall & Ilsley Corp. 6,628	244
Mellon Financial Corp. 12,600	373
National City Corp. 17,800	617
North Fork Bancorp., Inc. 4,400	163
Northern Trust Corp. 6,400	271
PNC Financial Services Group, Inc. 8,100	430
Regions Financial Corp. 6,600	229
SouthTrust Corp. 9,700	301
State Street Corp. 9,900	483
SunTrust Banks, Inc. 8,400	572
Synovus Financial Corp. 8,800	210
U.S. Bancorp 56,607	1,451
Union Planters Corp. 5,450	152
Wachovia Corp. 38,700	1,771
Wells Fargo & Co. 49,913	2,818
Zions Bancorp. 2,600	147
	22,576

Business Machines & Software 8.8%

Security and Number of Shares	Value ($ x 1,000)
Adobe Systems, Inc. 7,100	294
• Apple Computer, Inc. 10,900	280
Autodesk, Inc. 3,200	107
• BMC Software, Inc. 6,500	112
• Cisco Systems, Inc. 202,550	4,227
• Compuware Corp. 11,300	86
• Comverse Technology, Inc. 5,600	92
• Dell, Inc. 75,500	2,621
• EMC Corp. 71,324	796
• Gateway, Inc. 10,700	52
Hewlett-Packard Co. 89,901	1,771
International Business Machines Corp. 50,100	4,417
• Lexmark International, Inc., Class A 3,800	344

Security and Number of Shares	Value ($ x 1,000)
▲❷ Microsoft Corp. 318,350	8,268
• NCR Corp. 2,800	125
• Network Appliance, Inc. 10,000	186
• Novell, Inc. 10,900	105
• Oracle Corp. 154,100	1,729
Pitney Bowes, Inc. 6,800	298
• Siebel Systems, Inc. 14,600	150
• Sun Microsystems, Inc. 96,200	375
• Unisys Corp. 9,600	125
• Xerox Corp. 23,400	314
	26,874

Business Services 4.2%

Security and Number of Shares	Value ($ x 1,000)
• Affiliated Computer Services, Inc., Class A 4,014	195
• Allied Waste Industries, Inc. 9,200	116
• Apollo Group, Inc., Class A 5,200	473
Automatic Data Processing, Inc. 17,400	762
• Cendant Corp. 29,570	700
• Cintas Corp. 5,020	226
• Citrix Systems, Inc. 4,700	90
Computer Associates International, Inc. 17,100	458
• Computer Sciences Corp. 5,500	225
• Convergys Corp. 4,025	58
Deluxe Corp. 1,600	66
• eBay, Inc. 19,082	1,523
Electronic Data Systems Corp. 14,200	260
Equifax, Inc. 4,100	100
First Data Corp. 26,181	1,188
• Fiserv, Inc. 5,750	210
H&R Block, Inc. 5,200	235
IMS Health, Inc. 7,000	177
• Interpublic Group of Cos., Inc. 12,000	188
• Intuit, Inc. 5,783	246
• Mercury Interactive Corp. 2,700	115
• Monster Worldwide, Inc. 3,261	83
Omnicom Group, Inc. 5,600	445
• Parametric Technology Corp. 7,100	33
Paychex, Inc. 11,125	415
• PeopleSoft, Inc. 10,800	182
• Robert Half International, Inc. 4,950	135
• Sungard Data Systems, Inc. 8,413	219

Security and Number of Shares	Value ($ x 1,000)
• Symantec Corp. 9,100	410
Tyco International Ltd. 58,976	1,619
• Veritas Software Corp. 12,450	332
Waste Management, Inc. 17,000	483
• Yahoo!, Inc. 19,700	994
	12,961

Chemicals 1.4%

Air Products & Chemicals, Inc. 6,700	334
Dow Chemical Co. 27,360	1,086
E.I. du Pont de Nemours & Co. 29,482	1,266
Eastman Chemical Co. 2,200	94
Ecolab, Inc. 7,600	226
Great Lakes Chemical Corp. 1,400	35
• Hercules, Inc. 3,300	37
• Monsanto Co. 7,717	267
PPG Industries, Inc. 5,000	297
Praxair, Inc. 9,500	347
Rohm & Haas Co. 6,563	254
Sigma-Aldrich Corp. 2,100	119
	4,362

Construction 0.4%

Centex Corp. 3,600	173
Fluor Corp. 2,400	91
KB Home 1,500	103
Masco Corp. 13,200	370
Pulte Homes, Inc. 3,800	187
The Sherwin-Williams Co. 4,200	160
The Stanley Works 2,400	102
Vulcan Materials Co. 3,000	139
	1,325

Consumer Durables 0.2%

Black & Decker Corp. 2,300	133
Leggett & Platt, Inc. 5,500	124
Maytag Corp. 2,350	66
Newell Rubbermaid, Inc. 7,967	188
Whirlpool Corp. 2,000	131
	642

Security and Number of Shares	Value ($ x 1,000)
Containers 0.1%	
Ball Corp. 1,800	119
Bemis Co. 3,200	86
• Pactiv Corp. 4,500	103
• Sealed Air Corp. 2,600	128
	436

Electronics 5.3%

• ADC Telecommunications, Inc. 22,500	56
• Advanced Micro Devices, Inc. 10,000	142
• Agilent Technologies, Inc. 13,984	378
• Altera Corp. 11,020	220
American Power Conversion Corp. 5,750	107
Analog Devices, Inc. 11,000	469
• Andrew Corp. 4,600	78
• Applied Materials, Inc. 49,550	903
• Applied Micro Circuits Corp. 9,121	40
• Broadcom Corp., Class A 9,000	340
• CIENA Corp. 13,100	54
❽ Intel Corp. 191,100	4,917
ITT Industries, Inc. 2,800	222
• Jabil Circuit, Inc. 5,764	152
• JDS Uniphase Corp. 42,128	128
• KLA-Tencor Corp. 5,800	242
Linear Technology Corp. 9,200	328
• LSI Logic Corp. 10,800	80
• Lucent Technologies, Inc. 124,645	420
Maxim Integrated Products, Inc. 9,700	446
• Micron Technology, Inc. 17,700	241
Molex, Inc. 5,500	164
Motorola, Inc. 69,026	1,260
• National Semiconductor Corp. 5,300	216
• Novellus Systems, Inc. 4,450	129
• Nvidia Corp. 4,700	97
PerkinElmer, Inc. 3,600	69
• PMC — Sierra, Inc. 4,900	60
• Power-One, Inc. 2,300	20
• QLogic Corp. 2,813	76
Qualcomm, Inc. 23,700	1,480
• Sanmina-SCI Corp. 15,000	150

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Scientific-Atlanta, Inc. 4,500	146
• Solectron Corp. 24,600	121
Symbol Technologies, Inc. 6,736	81
Tektronix, Inc. 2,400	71
• Tellabs, Inc. 11,900	104
• Teradyne, Inc. 5,600	114
Texas Instruments, Inc. 50,900	1,278
• Thermo Electron Corp. 4,900	143
• Thomas & Betts Corp. 1,700	41
• Waters Corp. 3,600	155
• Xilinx, Inc. 10,200	343
	16,281

Energy: Raw Materials 1.6%

Security and Number of Shares	Value ($ x 1,000)
Anadarko Petroleum Corp. 7,521	403
Apache Corp. 9,464	396
Baker Hughes, Inc. 9,900	363
• BJ Services Co. 4,600	205
Burlington Resources, Inc. 5,900	397
Devon Energy Corp. 6,800	416
EOG Resources, Inc. 3,322	164
Halliburton Co. 12,900	384
• Noble Corp. 4,000	149
Occidental Petroleum Corp. 11,400	538
• Rowan Cos., Inc. 3,000	67
Schlumberger Ltd. 17,300	1,012
Valero Energy Corp. 3,700	236
	4,730

Food & Agriculture 3.9%

Security and Number of Shares	Value ($ x 1,000)
Archer-Daniels-Midland Co. 19,048	335
Campbell Soup Co. 12,100	334
The Coca-Cola Co. 72,100	3,646
Coca-Cola Enterprises, Inc. 13,500	365
ConAgra Foods, Inc. 15,800	456
General Mills, Inc. 11,100	541
H.J. Heinz Co. 10,300	393
Hershey Foods Corp. 3,800	338
Kellogg Co. 12,100	519
McCormick & Co., Inc. 3,999	137
The Pepsi Bottling Group, Inc. 7,580	222
PepsiCo, Inc. 50,480	2,751

Security and Number of Shares	Value ($ x 1,000)
Sara Lee Corp. 23,200	535
Supervalu, Inc. 4,000	123
Sysco Corp. 18,900	723
Wm. Wrigley Jr. Co. 6,600	407
	11,825

Gold 0.2%

Security and Number of Shares	Value ($ x 1,000)
Newmont Mining Corp. 12,800	**479**

Healthcare / Drugs & Medicine 13.4%

Security and Number of Shares	Value ($ x 1,000)
Abbott Laboratories 46,000	2,025
Allergan, Inc. 4,000	352
AmerisourceBergen Corp. 3,300	191
• Amgen, Inc. 38,000	2,138
• Anthem, Inc. 4,028	357
Applied Biosystems Group — Applera Corp. 6,000	111
Bausch & Lomb, Inc. 1,500	94
Baxter International, Inc. 17,900	567
Becton Dickinson & Co. 7,400	374
• Biogen Idec, Inc. 9,730	574
Biomet, Inc. 7,500	296
• Boston Scientific Corp. 24,200	997
Bristol-Myers Squibb Co. 57,300	1,438
C.R. Bard, Inc. 1,600	170
Cardinal Health, Inc. 12,900	945
• Caremark Rx, Inc. 13,126	444
• Chiron Corp. 5,600	260
Eli Lilly & Co. 33,100	2,443
• Express Scripts, Inc. 2,400	186
• Forest Laboratories, Inc. 10,800	696
• Genzyme Corp. 6,700	292
Guidant Corp. 9,200	580
HCA, Inc. 14,500	589
Health Management Associates, Inc., Class A 7,100	164
• Humana, Inc. 4,600	75
❿ Johnson & Johnson 87,468	4,726
• King Pharmaceuticals, Inc. 6,933	120
Manor Care, Inc. 2,600	84
McKesson Corp. 8,500	279
• Medco Health Solutions, Inc. 7,889	279

Security and Number of Shares	Value ($ x 1,000)
• Medimmune, Inc. 7,200	175
Medtronic, Inc. 35,700	1,802
Merck & Co., Inc. 65,600	3,083
Mylan Laboratories, Inc. 7,900	181
▲❹ Pfizer, Inc. 224,847	8,041
• Quest Diagnostics 3,137	265
Schering-Plough Corp. 43,300	724
• St. Jude Medical, Inc. 5,100	389
Stryker Corp. 6,020	596
• Tenet Healthcare Corp. 13,500	159
UnitedHealth Group, Inc. 18,500	1,137
• Watson Pharmaceuticals, Inc. 3,100	110
• WellPoint Health Networks, Inc. 4,700	525
Wyeth 39,300	1,496
• Zimmer Holdings, Inc. 7,200	575
	41,104

Household Products 2.4%

Security and Number of Shares	Value ($ x 1,000)
Alberto-Culver Co., Class B 2,750	130
Avon Products, Inc. 7,000	588
Clorox Co. 6,300	326
Colgate-Palmolive Co. 15,700	909
The Gillette Co. 29,700	1,215
International Flavors & Fragrances, Inc. 2,700	98
Procter & Gamble Co. 38,100	4,029
	7,295

Insurance 5.1%

Security and Number of Shares	Value ($ x 1,000)
ACE Ltd. 8,300	364
Aetna, Inc. 4,500	372
AFLAC, Inc. 15,100	638
The Allstate Corp. 20,700	950
AMBAC Financial Group, Inc. 3,133	216
❼ American International Group, Inc. 77,000	5,517
AON Corp. 9,200	240
Chubb Corp. 5,500	380
CIGNA Corp. 4,200	271
Cincinnati Financial Corp. 4,935	202
Hartford Financial Services Group, Inc. 8,600	525
Jefferson-Pilot Corp. 4,100	203
Lincoln National Corp. 5,300	238

Security and Number of Shares	Value ($ x 1,000)
Loews Corp. 5,400	313
Marsh & McLennan Cos., Inc. 15,600	704
MBIA, Inc. 4,200	247
Metlife, Inc. 22,457	775
MGIC Investment Corp. 2,900	213
• Principal Financial Group, Inc. 9,384	331
The Progressive Corp. 6,500	569
Prudential Financial, Inc. 15,900	699
Safeco Corp. 4,000	175
St. Paul Cos., Inc. 19,511	794
Torchmark Corp. 3,300	172
UnumProvident Corp. 8,560	133
XL Capital Ltd., Class A 4,100	313
	15,554

Media 3.6%

Security and Number of Shares	Value ($ x 1,000)
Clear Channel Communications, Inc. 18,095	751
• Comcast Corp., Class A 66,338	1,997
Dow Jones & Co., Inc. 2,400	111
Gannett Co., Inc. 8,100	702
Knight-Ridder, Inc. 2,400	186
The McGraw-Hill Cos., Inc. 5,700	449
Meredith Corp. 1,600	81
New York Times Co., Class A 4,400	202
R.R. Donnelley & Sons Co. 6,350	187
• Time Warner, Inc. 134,200	2,257
Tribune Co. 9,700	464
• Univision Communications, Inc., Class A 9,394	318
Viacom, Inc., Class B 51,645	1,996
The Walt Disney Co. 60,400	1,391
	11,092

Miscellaneous 0.7%

Security and Number of Shares	Value ($ x 1,000)
3M Co. 23,200	**2,006**

Miscellaneous Finance 7.7%

Security and Number of Shares	Value ($ x 1,000)
American Express Co. 37,900	1,855
The Bear Stearns Cos., Inc. 3,046	244
Capital One Financial Corp. 6,900	452
▪ The Charles Schwab Corp. 39,738	409
Charter One Financial, Inc. 6,579	220

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
▲❺ Citigroup, Inc.　151,950	7,307
Countrywide Financial Corp.　8,249	489
•E·TRADE Group, Inc.　10,600	121
Fannie Mae　28,700	1,972
Federated Investors, Inc., Class B　3,200	94
Franklin Resources, Inc.　7,400	406
Freddie Mac　20,400	1,191
Golden West Financial Corp.　4,500	473
Goldman Sachs Group, Inc.　14,354	1,389
Janus Capital Group, Inc.　7,050	107
Lehman Brothers Holdings, Inc.　8,300	609
MBNA Corp.　37,650	918
Merrill Lynch & Co., Inc.　28,700	1,556
Moody's Corp.　4,400	284
Morgan Stanley　32,300	1,660
•Providian Financial Corp.　8,300	101
SLM Corp.　13,200	506
T. Rowe Price Group, Inc.　3,800	195
Washington Mutual, Inc.　26,400	1,040
	23,598

Non-Durables & Entertainment 1.2%

Security and Number of Shares	Value ($ x 1,000)
Darden Restaurants, Inc.　4,800	109
•Electronic Arts, Inc.　8,850	448
Fortune Brands, Inc.　4,400	336
Hasbro, Inc.　5,000	94
International Game Technology　10,150	383
Mattel, Inc.　12,500	212
McDonald's Corp.　37,100	1,010
•Starbucks Corp.　11,640	452
Wendy's International, Inc.　3,400	133
•Yum! Brands, Inc.　8,600	334
	3,511

Non-Ferrous Metals 0.4%

Security and Number of Shares	Value ($ x 1,000)
Alcoa, Inc.　25,704	790
Engelhard Corp.　3,600	104
Freeport-McMoran Copper & Gold, Inc., Class B　5,600	171
•Phelps Dodge Corp.　2,760	182
	1,247

Oil: Domestic 1.0%

Security and Number of Shares	Value ($ x 1,000)
Amerada Hess Corp.　2,600	185
Ashland, Inc.　2,100	101
ConocoPhillips　20,249	1,444
Kerr-McGee Corp.　3,073	150
Marathon Oil Corp.　9,900	332
•Nabors Industries Ltd.　4,400	195
Sunoco, Inc.　2,400	151
•Transocean, Inc.　9,320	259
Unocal Corp.　7,700	277
	3,094

Oil: International 3.6%

Security and Number of Shares	Value ($ x 1,000)
ChevronTexaco Corp.　31,496	2,882
▲❸ Exxon Mobil Corp.　193,420	8,230
	11,112

Optical & Photo 0.2%

Security and Number of Shares	Value ($ x 1,000)
•Corning, Inc.　39,500	436
Eastman Kodak Co.　8,400	216
	652

Paper & Forest Products 0.9%

Security and Number of Shares	Value ($ x 1,000)
Boise Cascade Corp.　2,500	84
Georgia-Pacific Corp.　7,386	259
International Paper Co.　14,139	570
Kimberly-Clark Corp.　14,900	975
•Louisiana-Pacific Corp.　3,000	71
MeadWestvaco Corp.　5,922	155
Temple-Inland, Inc.　1,600	99
Weyerhaeuser Co.　6,500	385
	2,598

Producer Goods & Manufacturing 4.8%

Security and Number of Shares	Value ($ x 1,000)
•American Standard Cos., Inc.　2,200	231
Avery Dennison Corp.　3,300	212
Caterpillar, Inc.　10,300	801
Cooper Industries Ltd., Class A　2,700	148
Deere & Co.　7,200	490
Dover Corp.　6,000	240
Emerson Electric Co.　12,400	747
▲❶ General Electric Co.　300,700	9,006
Honeywell International, Inc.　25,212	872

Security and Number of Shares	Value ($ x 1,000)
Illinois Tool Works, Inc. 9,100	785
Ingersoll-Rand Co., Class A 5,300	342
Johnson Controls, Inc. 5,500	302
•Millipore Corp. 1,400	73
Pall Corp. 3,600	86
Parker Hannifin Corp. 3,600	199
Snap-On, Inc. 1,700	57
W.W. Grainger, Inc. 2,700	141
	14,732

Railroad & Shipping 0.4%

Burlington Northern Santa Fe Corp. 10,900	356
CSX Corp. 6,300	194
Norfolk Southern Corp. 11,400	272
Union Pacific Corp. 7,700	454
	1,276

Real Property 0.4%

Apartment Investment & Management Co., Class A 2,700	76
Equity Office Properties Trust 11,650	293
Equity Residential 8,100	223
Plum Creek Timber Co., Inc. 5,400	160
ProLogis 5,300	156
Simon Property Group, Inc. 6,000	289
	1,197

Retail 6.7%

Albertson's, Inc. 10,683	249
•Autonation, Inc. 8,000	136
•AutoZone, Inc. 2,700	236
•Bed, Bath & Beyond, Inc. 8,800	327
Best Buy Co., Inc. 9,500	515
•Big Lots, Inc. 3,400	48
Circuit City Stores, Inc. 6,000	70
•Costco Wholesale Corp. 13,500	506
CVS Corp. 11,700	452
Dillards, Inc., Class A 2,500	42
Dollar General Corp. 9,750	183
Family Dollar Stores, Inc. 5,000	161
Federated Department Stores, Inc. 5,400	265
The Gap, Inc. 26,300	579

Security and Number of Shares	Value ($ x 1,000)
Home Depot, Inc. 67,100	2,361
J.C. Penney Co., Inc. Holding Co. 8,100	274
•Kohl's Corp. 10,100	422
•Kroger Co. 21,900	383
Limited Brands 14,900	307
Lowe's Cos., Inc. 23,100	1,203
The May Department Stores Co. 8,500	262
Nordstrom, Inc. 4,100	146
•Office Depot, Inc. 9,200	161
RadioShack Corp. 4,800	148
•Safeway, Inc. 13,000	298
Sears, Roebuck & Co. 6,700	268
•Staples, Inc. 14,700	379
Target Corp. 26,900	1,167
Tiffany & Co. 4,350	170
TJX Cos., Inc. 14,800	364
•Toys 'R' Us, Inc. 6,200	96
▲❻ Wal-Mart Stores, Inc. 127,550	7,270
Walgreen Co. 30,200	1,041
Winn-Dixie Stores, Inc. 3,800	29
	20,518

Steel 0.1%

Allegheny Technologies, Inc. 2,350	24
Nucor Corp. 2,400	143
United States Steel Corp. 3,400	97
Worthington Industries, Inc. 2,500	45
	309

Telephone 3.6%

Alltel Corp. 9,200	463
AT&T Corp. 23,297	400
•AT&T Wireless Services, Inc. 80,346	1,110
•Avaya, Inc. 12,295	168
BellSouth Corp. 54,050	1,395
CenturyTel, Inc. 4,100	118
•Citizens Communications Co. 8,086	105
•Nextel Communications, Inc., Class A 32,500	775
•Qwest Communications International, Inc. 51,721	208

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
SBC Communications, Inc. 97,530	2,429
Sprint Corp. (FON Group) 41,950	751
Verizon Communications, Inc. 81,428	3,073
	10,995

Tobacco 1.2%

Altria Group, Inc. 60,400	3,345
R.J. Reynolds Tobacco Holdings, Inc. 2,500	162
UST, Inc. 4,900	182
	3,689

Travel & Recreation 0.6%

Brunswick Corp. 2,800	115
Carnival Corp. 18,500	790
Harrah's Entertainment, Inc. 3,200	170
Hilton Hotels Corp. 11,000	192
Marriott International, Inc., Class A 6,700	316
Starwood Hotels & Resorts Worldwide, Inc. 6,100	243
	1,826

Trucking & Freight 0.1%

Paccar, Inc. 5,175	292
Ryder Systems, Inc. 1,900	70
	362

Utilities: Electric & Gas 2.8%

• The AES Corp. 18,300	159
• Allegheny Energy, Inc. 3,701	51
Ameren Corp. 5,400	236
American Electric Power Co., Inc. 11,680	355
• Calpine Corp. 11,800	51
Centerpoint Energy, Inc. 8,900	96
Cinergy Corp. 5,300	201
• CMS Energy Corp. 4,600	38
Consolidated Edison, Inc. 6,600	272
Constellation Energy Group, Inc. 5,000	192
Dominion Resources, Inc. 9,591	612
DTE Energy Co. 5,000	195
Duke Energy Corp. 26,600	560
• Dynegy, Inc., Class A 10,100	40
Edison International 9,500	222
El Paso Corp. 18,526	130

Security and Number of Shares	Value ($ x 1,000)
Entergy Corp. 6,800	371
Exelon Corp. 9,650	646
FirstEnergy Corp. 9,788	383
FPL Group, Inc. 5,400	344
KeySpan Corp. 4,700	170
Kinder Morgan, Inc. 3,705	223
Nicor, Inc. 1,400	48
NiSource, Inc. 7,527	152
Peoples Energy Corp. 1,200	50
• PG&E Corp. 12,200	336
Pinnacle West Capital Corp. 2,600	102
PPL Corp. 5,200	223
Progress Energy, Inc. 7,126	305
Public Service Enterprise Group, Inc. 7,000	300
Sempra Energy 6,685	212
The Southern Co. 21,500	618
TECO Energy, Inc. 5,500	70
TXU Corp. 9,450	322
Williams Cos., Inc. 15,300	158
Xcel Energy, Inc. 11,560	193
	8,636

Short-Term Investment
0.8% of net assets

Provident Institutional TempFund 2,599,642	**2,600**

Security Rate, Maturity Date	Face Amount ($ x 1,000)

U.S Treasury Obligation
0.1% of net assets

▲ U.S. Treasury Bill 0.92%, 06/17/04	250	**250**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Collateral Invested for Securities on Loan
10.9% of net assets

Commercial Paper & Other Corporate Obligations 4.5%

Security / Rate, Maturity Date	Face Amount	Value
American Express Credit Corp.		
1.07%, 05/13/04	155	155
Bank of America Corp.		
1.05%, 09/20/04	761	761
Canadian Imperial Bank Corp.		
1.72%, 05/25/05	1,380	1,381
1.06%, 05/28/04	608	608
1.04%, 01/31/05	270	270
Concord Minutemen Capital Corp.		
1.04%, 05/20/04	561	562
Crown Point Funding Corp.		
1.04%, 05/10/04	825	825
Fairway Finance Corp.		
1.04%, 05/13/04	2	2
Foreningssparbanken AB		
1.06%, 01/18/05	930	930
General Electric Capital Corp.		
1.22%, 05/10/04	2,856	2,857
Societe Generale		
1.06%, 12/08/04	1,017	1,017
Svenska Handelsbanken		
1.39%, 10/27/04	753	753
Westdeutsche Landesbank AG		
1.50%, 01/10/05	2,670	2,670
1.05%, 09/23/04	430	430
1.05%, 09/29/04	46	46
1.05%, 10/12/04	573	572
		13,839

Short-Term Investment 0.9%

Security / Rate, Maturity Date	Face Amount	Value
Deutche Bank, Time Deposit		
1.04%, 05/03/04	2,747	**2,747**

Security and Number of Shares

Other Investment Companies 5.5%

Security / Number of Shares		Value
Institutional Money Market Trust 16,903,406		**16,903**

End of collateral invested for securities on loan.

Statement of

Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $31,860 of securities on loan)	$306,464
Collateral invested for securities on loan	33,489
Receivables:	
Fund shares sold	222
Interest	2
Dividends	336
Investments sold	419
Income from securities lending	2
Prepaid expenses	+ 15
Total assets	**340,949**

Liabilities

Collateral invested for securities on loan	33,489
Payables:	
Fund shares redeemed	120
Investments bought	1,163
Due to brokers for futures	16
Transfer agent and shareholder service fees	1
Accrued expenses	+ 44
Total liabilities	**34,833**

Net Assets

Total assets	340,949
Total liabilities	− 34,833
Net assets	**$306,116**

Net Assets by Source

Capital received from investors	369,267
Net investment income not yet distributed	1,398
Net realized capital losses	(51,429)
Net unrealized capital losses	(13,120)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$306,116		35,222		$8.69

Unless stated, all numbers x 1,000.

The fund paid $319,566 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$23,184
Sales/maturities	$ 5,111

The fund's total security transactions with other SchwabFunds® during the period were $7.

These derive from investments and futures. As of the report date, the fund had eight open S&P 500 futures contracts due to expire on June 18, 2004, with an aggregate contract value of $2,212 and net unrealized losses of $18.

Federal Tax Data

Portfolio cost	$323,487
Net unrealized gains and losses:	
Gains	$47,932
Losses	+ (64,955)
	($17,023)
As of October 31, 2003:	
Undistributed earnings:	
Ordinary income	$3,116
Long-term capital gains	$—
Unused capital losses:	
Expires 10/31 of:	Loss amount
2008	$465
2009	17,888
2010	27,646
2011	+ 1,611
	$47,610

 See financial notes.

Statement of
Operations

For November1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$2,426
Interest		9
Securities on loan	+	12
Total investment income		**2,447**

Net Realized Gains and Losses

Net realized losses on investments sold		(55)
Net realized gains on futures contracts	+	72
Net realized gains		**17**

Net Unrealized Gains and Losses

Net unrealized gains on investments		14,472
Net unrealized losses on futures contracts	+	(27)
Net unrealized gains		**14,445**

Expenses

Investment adviser and administrator fees		265
Transfer agent and shareholder service fees		147
Trustees' fees		3
Custodian fees		22
Portfolio accounting fees		20
Professional fees		16
Registration fees		12
Shareholder reports		17
Other expenses	+	9
Total expenses		511
Expense reduction	−	290
Net expenses		**221**

Increase in Net Assets from Operations

Total investment income		2,447
Net expenses	−	221
Net investment income		**2,226**
Net realized gains		17
Net unrealized gains	+	14,445
Increase in net assets from operations		**$16,688**

Calculated as a percentage of average daily net assets: 0.18% of the first $1 billion and 0.15% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.05% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $265 from the investment adviser (CSIM) and $25 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through December 31, 2005, to 0.15% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $14,462.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03-4/30/04	11/1/02-10/31/03
Net investment income	$2,226	$3,778
Net realized gains or losses	17	(1,536)
Net unrealized gains	+ 14,445	42,910
Increase in net assets from operations	**16,688**	**45,152**

Distributions Paid

Dividends from net investment income	**$3,944**	**$3,544**

The tax-basis components of distributions for the period ended 10/31/03 are:
Ordinary Income	$3,544
Long-term capital gains	$–

Transactions in Fund Shares

	11/1/03-4/30/04		11/1/02-10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	5,929	$51,765	13,049	$95,187
Shares reinvested	371	3,113	407	2,823
Shares redeemed	+ (3,786)	(33,015)	(9,685)	(70,755)
Net transactions in fund shares	**2,514**	**$21,863**	**3,771**	**$27,255**

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.
Current period	$5
Prior period	$21
Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/03-4/30/04		11/1/02-10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	32,708	$271,509	28,937	$202,646
Total increase	+ 2,514	34,607	3,771	68,863
End of period	**35,222**	**$306,116**	**32,708**	**$271,509**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $1,398 and $3,116 at the end of the current period and prior period, respectively.

Institutional Select Large-Cap Value Index Fund

Financial Statements

Financial Highlights

	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	2/1/99[1]–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	8.66	7.14	8.92	11.44	10.68	10.00
Income or loss from investment operations:						
Net investment income	0.08	0.15	0.18	0.14	0.15	0.09
Net realized and unrealized gains or losses	0.60	1.55	(1.49)	(2.19)	0.84	0.59
Total income or loss from investment operations	0.68	1.70	(1.31)	(2.05)	0.99	0.68
Less distributions:						
Dividends from net investment income	(0.15)	(0.18)	(0.15)	(0.15)	(0.11)	–
Distributions from net realized gains	–	–	(0.32)	(0.32)	(0.12)	–
Total distributions	(0.15)	(0.18)	(0.47)	(0.47)	(0.23)	–
Net asset value at end of period	9.19	8.66	7.14	8.92	11.44	10.68
Total return (%)	7.89[2]	24.40	(15.65)	(18.53)	9.48	6.80[2]
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.25[3]	0.25	0.26[4]	0.25	0.26[5]	0.21[3]
Gross operating expenses	0.41[3]	0.45	0.48	0.45	0.51	0.70[3]
Net investment income	1.76[3]	1.94	1.72	1.47	1.64	1.62[3]
Portfolio turnover rate	6[2]	24	26	47	27	19[2]
Net assets, end of period ($ x 1,000,000)	96	79	70	128	129	71

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net operating expenses would have been 0.25% if certain non-routine expenses (interest expense) had not been included.
[5] The ratio of net operating expenses would have been 0.25% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ➊ Top ten holding
- • Non-income producing security
- ▲ Collateral for open futures contracts
- ▮ Issuer is related to the fund's adviser

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
97.2%	**Common Stock**	87,055	92,826
2.6%	**Short-Term Investment**	2,463	2,463
0.2%	**U.S. Treasury Obligations**	180	180
100.0%	**Total Investments**	**89,698**	**95,469**
8.3%	**Collateral Invested for Securities on Loan**	7,975	7,975
(8.3)%	**Other Assets and Liabilities, Net**		(7,926)
100.0%	**Total Net Assets**		**95,518**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 97.2% of net assets	
Aerospace / Defense 1.7%	
Crane Co. 1,200	37
General Dynamics Corp. 3,500	328
Goodrich Corp. 2,100	60
Lockheed Martin Corp. 8,000	381
Northrop Grumman Corp. 3,224	320
Raytheon Co. 7,400	239
Rockwell Automation, Inc. 3,300	108
Textron, Inc. 2,500	138
	1,611
Air Transportation 0.7%	
Delta Air Lines, Inc. 1,800	11
FedEx Corp. 5,300	381
Sabre Holdings Corp. 2,700	64
Southwest Airlines Co. 14,100	201
	657
Alcoholic Beverages 0.1%	
Adolph Coors Co., Class B 700	**46**
Apparel 0.3%	
Jones Apparel Group, Inc. 2,100	77
Liz Claiborne, Inc. 1,800	63
Reebok International Ltd. 1,100	40
VF Corp. 2,000	92
	272
Automotive Products / Motor Vehicles 1.8%	
Cooper Tire & Rubber Co. 1,300	28
Cummins, Inc. 800	48
Dana Corp. 2,500	51
Danaher Corp. 2,700	250
Eaton Corp. 2,800	166
Ford Motor Co. 32,509	499
General Motors Corp. 9,975	473
Genuine Parts Co. 3,000	107
Goodyear Tire & Rubber Co. 3,000	26
Visteon Corp. 1,985	22
	1,670
Banks 13.4%	
AmSouth Bancorp. 6,100	134
➍ Bank of America Corp. 36,240	2,917
The Bank of New York Co., Inc. 13,800	402
Bank One Corp. 19,900	983
BB&T Corp. 9,700	335
Comerica, Inc. 3,100	160
First Horizon National Corp. 2,200	97
Huntington Bancshares, Inc. 3,941	84
➓ J.P. Morgan Chase & Co. 36,510	1,373
KeyCorp, Inc. 7,300	217

Security and Number of Shares	Value ($ x 1,000)
M&T Bank Corp. 2,200	187
Marshall & Ilsley Corp. 3,966	146
Mellon Financial Corp. 7,700	228
National City Corp. 10,800	374
Northern Trust Corp. 3,800	161
PNC Financial Services Group, Inc. 5,000	266
Regions Financial Corp. 3,900	135
SouthTrust Corp. 5,900	183
State Street Corp. 6,000	293
SunTrust Banks, Inc. 5,100	347
U.S. Bancorp 34,078	874
UBS AG-Registered 3	—
Union Planters Corp. 3,250	90
Wachovia Corp. 23,300	1,066
❼ Wells Fargo & Co. 30,000	1,694
Zions Bancorp. 1,700	96
	12,842

Business Machines & Software 2.1%

• Apple Computer, Inc. 6,600	170
• BMC Software, Inc. 4,000	69
• Compuware Corp. 6,100	47
• Comverse Technology, Inc. 3,300	54
• Gateway, Inc. 6,900	33
Hewlett-Packard Co. 54,198	1,068
• NCR Corp. 1,600	71
• Siebel Systems, Inc. 9,100	93
• Sun Microsystems, Inc. 58,100	227
• Xerox Corp. 14,200	191
	2,023

Business Services 3.1%

• Affiliated Computer Services, Inc., Class A 2,388	116
• Allied Waste Industries, Inc. 5,600	71
• Cendant Corp. 17,800	422
Computer Associates International, Inc. 10,300	276
• Computer Sciences Corp. 3,300	135
• Convergys Corp. 2,300	33
Electronic Data Systems Corp. 8,500	155

Security and Number of Shares	Value ($ x 1,000)
• Fiserv, Inc. 3,400	124
• Interpublic Group of Cos., Inc. 7,200	113
• Intuit, Inc. 1	—
• PeopleSoft, Inc. 6,200	105
• Sungard Data Systems, Inc. 5,200	136
Tyco International Ltd. 35,501	974
Waste Management, Inc. 10,200	290
	2,950

Chemicals 0.8%

Air Products & Chemicals, Inc. 4,100	204
Eastman Chemical Co. 1,400	60
Great Lakes Chemical Corp. 900	23
• Monsanto Co. 4,800	166
PPG Industries, Inc. 3,000	178
Rohm & Haas Co. 4,105	159
	790

Construction 0.8%

Centex Corp. 2,200	105
Fluor Corp. 1,300	50
KB Home 800	55
Masco Corp. 8,000	224
Pulte Homes, Inc. 2,200	108
The Sherwin-Williams Co. 2,600	99
The Stanley Works 1,500	64
Vulcan Materials Co. 1,800	83
	788

Consumer Durables 0.2%

Leggett & Platt, Inc. 3,800	86
Newell Rubbermaid, Inc. 4,800	113
	199

Containers 0.1%

Bemis Co. 2,200	60
• Pactiv Corp. 3,100	71
	131

Electronics 2.5%

• ADC Telecommunications, Inc. 12,800	32
• Advanced Micro Devices, Inc. 6,000	85
American Power Conversion Corp. 3,700	69

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Andrew Corp. 3,000	51
• Applied Micro Circuits Corp. 5,200	23
• CIENA Corp. 7,600	32
ITT Industries, Inc. 1,600	127
• Jabil Circuit, Inc. 3,509	93
• JDS Uniphase Corp. 25,100	76
• LSI Logic Corp. 6,200	46
• Micron Technology, Inc. 10,600	144
Molex, Inc. 3,400	101
Motorola, Inc. 41,585	759
• Novellus Systems, Inc. 2,600	75
• Nvidia Corp. 2,700	56
PerkinElmer, Inc. 2,100	40
• Power-One, Inc. 1,300	11
• Sanmina-SCI Corp. 9,000	90
Scientific-Atlanta, Inc. 2,800	91
• Solectron Corp. 14,800	73
Symbol Technologies, Inc. 3,900	47
Tektronix, Inc. 1,600	47
• Tellabs, Inc. 7,900	69
• Thermo Electron Corp. 3,100	91
• Thomas & Betts Corp. 1,000	24
	2,352

Energy: Raw Materials 2.4%

Security and Number of Shares	Value ($ x 1,000)
Anadarko Petroleum Corp. 4,538	243
Apache Corp. 5,770	242
Baker Hughes, Inc. 5,900	216
• BJ Services Co. 2,800	125
Burlington Resources, Inc. 3,500	235
Devon Energy Corp. 4,200	257
EOG Resources, Inc. 2,100	103
Halliburton Co. 7,600	227
• Noble Corp. 2,300	85
Occidental Petroleum Corp. 6,900	326
• Rowan Cos., Inc. 1,800	40
Valero Energy Corp. 2,300	147
	2,246

Food & Agriculture 1.3%

Security and Number of Shares	Value ($ x 1,000)
Archer-Daniels-Midland Co. 11,905	209
Coca-Cola Enterprises, Inc. 8,000	216
ConAgra Foods, Inc. 9,700	280
General Mills, Inc. 6,700	327
The Pepsi Bottling Group, Inc. 4,700	137
Supervalu, Inc. 2,400	74
	1,243

Gold 0.3%

Security and Number of Shares	Value ($ x 1,000)
Newmont Mining Corp. 7,700	**288**

Healthcare / Drugs & Medicine 3.4%

Security and Number of Shares	Value ($ x 1,000)
AmerisourceBergen Corp. 2,000	116
• Anthem, Inc. 2,529	224
Applied Biosystems Group — Applera Corp. 4,100	76
Bausch & Lomb, Inc. 1,100	69
Becton Dickinson & Co. 4,400	222
• Caremark Rx, Inc. 7,943	269
• Genzyme Corp. 3,900	170
HCA, Inc. 8,800	358
Health Management Associates, Inc., Class A 4,200	97
• Humana, Inc. 2,800	46
• King Pharmaceuticals, Inc. 4,300	74
Manor Care, Inc. 1,800	58
McKesson Corp. 5,300	174
• Medco Health Solutions, Inc. 4,700	166
• Medimmune, Inc. 4,600	111
• Quest Diagnostics 1,714	145
Schering-Plough Corp. 25,500	427
• Tenet Healthcare Corp. 8,100	95
• Watson Pharmaceuticals, Inc. 2,000	71
• WellPoint Health Networks, Inc. 2,700	302
	3,270

Household Products 0.1%

Security and Number of Shares	Value ($ x 1,000)
Alberto-Culver Co., Class B 1,800	**85**

Insurance 9.4%

Security and Number of Shares	Value ($ x 1,000)
ACE Ltd. 5,000	219
Aetna, Inc. 2,700	223
AFLAC, Inc. 9,100	384
The Allstate Corp. 12,500	574
AMBAC Financial Group, Inc. 1,800	124

Security and Number of Shares	Value ($ x 1,000)
▲❸ American International Group, Inc. 46,448	3,328
AON Corp. 5,550	145
Chubb Corp. 3,300	228
CIGNA Corp. 2,500	161
Cincinnati Financial Corp. 2,940	121
Hartford Financial Services Group, Inc. 5,100	312
Jefferson-Pilot Corp. 2,400	119
Lincoln National Corp. 3,200	144
Loews Corp. 3,300	191
MBIA, Inc. 2,550	150
Metlife, Inc. 13,478	465
MGIC Investment Corp. 1,800	133
• Principal Financial Group, Inc. 5,700	201
The Progressive Corp. 3,800	333
Prudential Financial, Inc. 9,600	422
Safeco Corp. 2,500	109
St. Paul Cos., Inc. 11,740	477
Torchmark Corp. 2,100	109
UnumProvident Corp. 5,149	80
XL Capital Ltd., Class A 2,500	191
	8,943

Media 6.3%

Security and Number of Shares	Value ($ x 1,000)
Clear Channel Communications, Inc. 10,939	454
• Comcast Corp., Class A 39,983	1,203
Gannett Co., Inc. 4,800	416
R.R. Donnelley & Sons Co. 3,800	112
• Time Warner, Inc. 80,800	1,359
Tribune Co. 5,880	282
• Univision Communications, Inc., Class A 5,600	190
Viacom, Inc., Class B 31,101	1,202
The Walt Disney Co. 36,400	838
	6,056

Miscellaneous Finance 11.8%

Security and Number of Shares	Value ($ x 1,000)
The Bear Stearns Cos., Inc. 1,901	152
Capital One Financial Corp. 4,000	262
▪ The Charles Schwab Corp. 23,600	243
Charter One Financial, Inc. 3,852	128

Security and Number of Shares	Value ($ x 1,000)
▲❷ Citigroup, Inc. 91,473	4,399
Countrywide Financial Corp. 5,749	341
• E•TRADE Group, Inc. 6,300	72
Franklin Resources, Inc. 4,300	236
Freddie Mac 12,300	718
Golden West Financial Corp. 2,700	284
Goldman Sachs Group, Inc. 8,600	832
Janus Capital Group, Inc. 4,200	64
Lehman Brothers Holdings, Inc. 4,800	352
MBNA Corp. 22,600	551
Merrill Lynch & Co., Inc. 17,200	933
Morgan Stanley 19,500	1,002
• Providian Financial Corp. 5,000	61
Washington Mutual, Inc. 15,850	624
	11,254

Non-Durables & Entertainment 1.2%

Security and Number of Shares	Value ($ x 1,000)
Darden Restaurants, Inc. 2,900	66
Fortune Brands, Inc. 2,600	198
Hasbro, Inc. 2,850	54
Mattel, Inc. 7,500	127
McDonald's Corp. 22,400	610
Wendy's International, Inc. 2,100	82
	1,137

Non-Ferrous Metals 0.7%

Security and Number of Shares	Value ($ x 1,000)
Alcoa, Inc. 15,432	475
Engelhard Corp. 2,300	67
• Phelps Dodge Corp. 1,720	113
	655

Oil: Domestic 1.9%

Security and Number of Shares	Value ($ x 1,000)
Amerada Hess Corp. 1,700	121
Ashland, Inc. 1,200	57
ConocoPhillips 12,252	874
Kerr-McGee Corp. 1,800	88
Marathon Oil Corp. 6,100	205
• Nabors Industries Ltd. 2,550	113
Sunoco, Inc. 1,300	82
• Transocean, Inc. 5,548	154
Unocal Corp. 4,500	162
	1,856

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Oil: International 7.0%	
❻ ChevronTexaco Corp. 18,912	1,730
▲❶ Exxon Mobil Corp. 116,450	4,955
	6,685
Optical & Photo 0.4%	
• Corning, Inc. 24,400	269
Eastman Kodak Co. 5,200	134
	403
Paper & Forest Products 1.0%	
Boise Cascade Corp. 1,500	51
Georgia-Pacific Corp. 4,510	158
International Paper Co. 8,515	343
• Louisiana-Pacific Corp. 1,900	45
MeadWestvaco Corp. 3,746	98
Temple-Inland, Inc. 900	55
Weyerhaeuser Co. 4,000	237
	987
Producer Goods & Manufacturing 2.8%	
Caterpillar, Inc. 6,100	474
Cooper Industries Ltd., Class A 1,600	88
Deere & Co. 4,400	299
Dover Corp. 3,500	140
Honeywell International, Inc. 15,287	529
Illinois Tool Works, Inc. 5,400	466
Ingersoll-Rand Co., Class A 3,100	200
Johnson Controls, Inc. 3,300	181
Pall Corp. 2,200	52
Parker Hannifin Corp. 2,200	122
Snap-On, Inc. 1,000	34
W.W. Grainger, Inc. 1,700	89
	2,674
Railroad & Shipping 0.8%	
Burlington Northern Santa Fe Corp. 6,500	212
CSX Corp. 3,800	117
Norfolk Southern Corp. 6,800	162
Union Pacific Corp. 4,600	271
	762

Security and Number of Shares	Value ($ x 1,000)
Real Property 0.8%	
Apartment Investment & Management Co., Class A 1,700	48
Equity Office Properties Trust 7,300	184
Equity Residential 5,100	140
Plum Creek Timber Co., Inc. 3,200	94
ProLogis 3,400	100
Simon Property Group, Inc. 3,500	169
	735
Retail 4.8%	
Albertson's, Inc. 6,738	157
• Autonation, Inc. 4,900	83
• Big Lots, Inc. 2,600	37
Circuit City Stores, Inc. 4,300	50
• Costco Wholesale Corp. 8,200	307
CVS Corp. 6,900	267
Dillards, Inc., Class A 1,800	30
Federated Department Stores, Inc. 3,300	162
❾ Home Depot, Inc. 40,100	1,411
J.C. Penney Co., Inc. Holding Co. 4,800	162
• Kroger Co. 13,600	238
Limited Brands, Inc. 9,000	186
The May Department Stores Co. 5,200	160
Nordstrom, Inc. 2,600	93
• Office Depot, Inc. 5,800	102
• Safeway, Inc. 7,700	177
Sears, Roebuck & Co. 4,300	172
Target Corp. 16,000	694
• Toys 'R' Us, Inc. 3,700	57
Winn-Dixie Stores, Inc. 3,700	28
	4,573
Steel 0.2%	
Allegheny Technologies, Inc. 1,350	14
Nucor Corp. 1,400	83
United States Steel Corp. 1,900	54
Worthington Industries, Inc. 2,000	36
	187

Security and Number of Shares	Value ($ x 1,000)
Telephone 6.2%	
Alltel Corp. 5,600	282
AT&T Corp. 14,052	241
•AT&T Wireless Services, Inc. 48,645	672
BellSouth Corp. 32,500	839
CenturyTel, Inc. 2,500	72
•Citizens Communications Co. 4,748	62
❽ SBC Communications, Inc. 58,700	1,462
Sprint Corp. (FON Group) 25,000	447
❺ Verizon Communications, Inc. 49,000	1,849
	5,926
Tobacco 0.1%	
R.J. Reynolds Tobacco Holdings, Inc. 1,600	**104**
Travel & Recreation 1.1%	
Brunswick Corp. 1,600	66
Carnival Corp. 11,100	474
Harrah's Entertainment, Inc. 1,900	101
Hilton Hotels Corp. 6,600	115
Marriott International, Inc., Class A 4,100	193
Starwood Hotels & Resorts Worldwide, Inc. 3,600	143
	1,092
Trucking & Freight 0.2%	
Paccar, Inc. 3,125	177
Ryder Systems, Inc. 1,200	44
	221
Utilities: Electric & Gas 5.4%	
•Allegheny Energy, Inc. 2,100	29
Ameren Corp. 3,200	140
American Electric Power Co., Inc. 7,240	220
•Calpine Corp. 8,400	37

Security and Number of Shares	Value ($ x 1,000)
Centerpoint Energy, Inc. 5,400	58
Cinergy Corp. 3,300	125
•CMS Energy Corp. 3,400	28
Consolidated Edison, Inc. 3,900	161
Constellation Energy Group, Inc. 3,000	115
Dominion Resources, Inc. 5,648	360
DTE Energy Co. 3,100	121
Duke Energy Corp. 16,100	339
•Dynegy, Inc., Class A 7,500	30
Edison International 5,600	131
El Paso Corp. 11,873	83
Entergy Corp. 4,100	224
Exelon Corp. 5,800	388
FirstEnergy Corp. 6,022	236
FPL Group, Inc. 3,200	204
KeySpan Corp. 2,700	98
Kinder Morgan, Inc. 2,245	135
Nicor, Inc. 800	27
NiSource, Inc. 4,515	91
Peoples Energy Corp. 700	29
•PG&E Corp. 7,300	201
Pinnacle West Capital Corp. 1,500	59
PPL Corp. 3,200	137
Progress Energy, Inc. 4,406	188
Public Service Enterprise Group, Inc. 4,100	176
Sempra Energy 3,900	124
The Southern Co. 13,000	374
TECO Energy, Inc. 3,000	38
TXU Corp. 5,800	198
Williams Cos., Inc. 9,000	93
Xcel Energy, Inc. 6,910	116
	5,113

Portfolio Holdings continued

Security and Number of Shares		Value ($ x 1,000)

Short-Term Investment
2.6% of net assets

Provident Institutional TempFund	2,463,096	**2,463**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	

U.S. Treasury Obligations
0.2% of net assets

▲ U.S. Treasury Bills 0.88%-0.92%, 06/17/04	180	**180**

End of investments.

Collateral Invested for Securities on Loan
8.3% of net assets

Commercial Paper & Other Corporate Obligations 4.0%

American Express Credit Corp. 1.07%, 05/13/04	387	387
Bank of America Corp. 1.05%, 09/20/04	32	32
Canadian Imperial Bank Corp. 1.72%, 05/25/05	57	57
1.06%, 05/28/04	672	671
1.04%, 01/31/05	154	154
Concord Minutemen Capital Corp. 1.04%, 05/20/04	226	226
Crown Point Funding Corp.		

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
1.04%, 05/10/04	158	158
Foreningssparbanken AB 1.06%, 01/18/05	437	437
General Electric Capital Corp. 1.22%, 05/10/04	77	77
Societe Generale 1.06%, 12/08/04	243	243
Svenska Handelsbanken 1.39%, 10/27/04	417	417
Westdeutsche Landesbank AG 1.50%, 01/10/05	186	186
1.05%, 10/12/04	212	212
1.05%, 09/29/04	194	194
1.05%, 09/29/04	420	419
		3,870

Short-Term Investment 0.6%

Deutche Bank Time Deposit 1.04%, 05/03/04	577	**577**

Security and Number of Shares

Other Investment Companies 3.7%

Institutional Money Market Trust	3,527,657	**3,528**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $7,610 of securities on loan)	$95,469
Collateral invested for securities on loan	7,975
Receivables:	
Fund shares sold	158
Interest	2
Dividends	146
Due from broker for futures	246
Income from securities on loan	1
Prepaid expenses	+ 11
Total assets	**104,008**

Liabilities

Collateral invested for securities on loan	7,975
Payables:	
Fund shares redeemed	30
Investments bought	447
Due to brokers for futures	18
Investment adviser and administrator fees	1
Accrued expenses	+ 19
Total liabilities	**8,490**

Net Assets

Total assets	104,008
Total liabilities	− 8,490
Net assets	**$95,518**

Net Assets by Source

Capital received from investors	122,456
Net investment income not yet distributed	512
Net realized capital losses	(33,194)
Net unrealized capital gains	5,744

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$95,518		10,398		$9.19

Unless stated, all numbers x 1,000.

The fund paid $89,698 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$14,335
Sales/maturities	$ 4,788

The fund's total security transactions with other SchwabFunds® during the period were $947.

These derive from investments and futures. As of the report date, the fund had nine open S&P 500 futures contracts due to expire on June 18, 2004 with an aggregate contract value of $2,489 and net unrealized losses of $27.

Federal Tax Data

Portfolio cost	$91,476

Net unrealized gains and losses:	
Gains	$15,614
Losses	+ (11,621)
	$3,993

As of October 31, 2003:

Undistributed earnings:	
Ordinary income	$1,098
Long-term capital gains	$−

Unused capital losses:	
Expires 10/31 of:	Loss amount
2010	$25,956
2011	+ 6,374
	$32,330

See financial notes. 33

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Investment Income

Dividends		$866
Interest		6
Securities on loan	+	10
Total investment income		**882**

Net Realized Gains and Losses

Net realized gains on investments sold		1,140
Net realized losses on futures contracts	+	(91)
Net realized gains		**1,049**

Net Unrealized Gains and Losses

Net unrealized gains on investments		4,375
Net unrealized losses on futures contracts	+	(62)
Net unrealized gains		**4,313**

Expenses

Investment adviser and administrator fees		88
Transfer agent and shareholder service fees		44
Trustees' fees		2
Custodian fees		9
Portfolio accounting fees		6
Professional fees		12
Registration fees		8
Shareholder reports		5
Other expenses	+	6
Total expenses		180
Expense reduction	–	70
Net expenses		**110**

Increase in Net Assets from Operations

Total investment income		882
Net expenses	–	110
Net investment income		**772**
Net realized gains		1,049
Net unrealized gains	+	4,313
Increase in net assets from operations		**$6,134**

Unless stated, all numbers x 1,000.

Calculated as a percentage of average daily net assets: 0.20% of the first $1 billion and 0.18% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.05% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $69 from the investment adviser (CSIM) and $1 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through December 31, 2005, to 0.25% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $5,362.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

	11/1/03-4/30/04	11/1/02-10/31/03
Net investment income	$772	$1,358
Net realized gains or losses	1,049	(6,127)
Net unrealized gains	+ 4,313	20,469
Increase in net assets from operations	**6,134**	**15,700**

Distributions Paid

	11/1/03-4/30/04	11/1/02-10/31/03
Dividends from net investment income	**$1,357**	**$1,700**

Transactions in Fund Shares

	11/1/03-4/30/04		11/1/02-10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	2,294	$21,170	3,034	$23,065
Shares reinvested	132	1,153	200	1,408
Shares redeemed	+ (1,185)	(10,862)	(3,938)	(29,626)
Net transactions in fund shares	**1,241**	**$11,461**	**(704)**	**($5,153)**

Shares Outstanding and Net Assets

	11/1/03-4/30/04		11/1/02-10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	9,157	$79,280	9,861	$70,433
Total increase or decrease	+ 1,241	16,238	(704)	8,847
End of period	**10,398**	**$95,518**	**9,157**	**$79,280**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary Income	$1,700
Long-term capital gains	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$3
Prior period	$12

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $512 and $1,097 at the end of the current period and prior period, respectively.

Institutional Select Small-Cap Value Index Fund
Financial Statements

Financial Highlights

	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	2/1/99[1]–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	12.55	9.50	10.82	11.23	9.89	10.00
Income or loss from investment operations:						
Net investment income	0.05	0.11	0.10	0.09	0.09	0.07
Net realized and unrealized gains or losses	1.18	3.04	(0.32)	0.32	1.74	(0.18)
Total income or loss from investment operations	1.23	3.15	(0.22)	0.41	1.83	(0.11)
Less distributions:						
Dividends from net investment income	(0.11)	(0.10)	(0.10)	(0.08)	(0.09)	–
Distributions from net realized gains	–	–	(1.00)	(0.74)	(0.40)	–
Total distributions	(0.11)	(0.10)	(1.10)	(0.82)	(0.49)	–
Net asset value at end of period	13.67	12.55	9.50	10.82	11.23	9.89
Total return (%)	9.84[2]	33.52	(3.32)	4.14	19.42	(1.10)[2]
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.32[3]	0.32	0.33[4]	0.32	0.28[5]	0.00[3]
Gross operating expenses	0.55[3]	0.63	0.61	0.61	0.66	0.98[3]
Net investment income	0.73[3]	0.95	0.81	0.87	0.94	1.25[3]
Portfolio turnover rate	19[2]	36	56	69	71	38[2]
Net assets, end of period ($ x 1,000,000)	38	36	37	47	39	32

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net operating expenses would have been 0.32% if certain non-routine expenses (interest expense) had not been included.
[5] The ratio of net operating expenses would have been 0.27% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ▲ Collateral for open futures contracts

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.7%	**Common Stock**	29,313	37,657
1.3%	**Short-Term Investment**	514	514
0.1%	**U.S. Treasury Obligation**	30	30
100.1%	**Total Investments**	**29,857**	**38,201**
9.5%	**Collateral Invested for Securities on Loan**	3,609	3,609
(9.6)%	**Other Assets and Liabilities, Net**		(3,637)
100.0%	**Total Net Assets**		**38,173**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 98.7% of net assets	
Aerospace / Defense 1.4%	
• Armor Holdings, Inc. 4,600	152
• DRS Technologies, Inc. 4,000	113
EDO Corp. 3,600	82
• Esterline Technologies Corp. 3,400	84
GenCorp, Inc. 7,200	76
Kaman Corp., Class A 3,300	41
	548
Air Transportation 1.2%	
▲• AAR Corp. 5,500	56
• Atlantic Coast Airlines Holdings, Inc. 7,100	46
• EGL, Inc. 7,800	145
• Frontier Airlines, Inc. 5,600	51
SkyWest, Inc. 9,000	164
	462
Apparel 2.1%	
▲• Ashworth, Inc. 2,400	20
Brown Shoe Co., Inc. 3,200	117
Haggar Corp. 700	14
• The J. Jill Group, Inc. 3,000	64
Kellwood Co. 4,600	181
Phillips-Van Heusen Corp. 4,700	85
Russell Corp. 5,000	83
Stride Rite Corp. 6,400	69
Wolverine World Wide, Inc. 6,500	175
	808
Automotive Products / Motor Vehicles 1.2%	
A.O. Smith Corp., Class B 4,500	135
Coachmen Industries, Inc. 2,300	37
• Group 1 Automotive, Inc. 3,800	131
Myers Industries, Inc. 5,500	78
Standard Motor Products, Inc. 2,900	42
• Tower Automotive, Inc. 8,700	44
	467
Banks 5.1%	
Anchor Bancorp Wisconsin, Inc. 3,600	87
▲ Brookline Bancorp, Inc. 9,100	129
Chittenden Corp. 6,000	183
First Republic Bank 2,100	80
• FirstFed Financial Corp. 3,000	121
Gold Banc Corp., Inc. 6,500	106
Irwin Financial Corp. 4,900	116
MAF Bancorp., Inc. 5,300	217
Movie Gallery, Inc. 5,000	97
Provident Bankshares Corp. 3,905	110
Riggs National Corp. 4,500	81
Sterling Bancshares, Inc. 6,600	84
Susquehanna Bancshares, Inc. 6,700	157
Umpqua Holdings Corp. 4,600	87
▲❼ Whitney Holding Corp. 6,850	281
	1,936

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Business Machines & Software 2.3%	
▲•Adaptec, Inc. 18,700	146
Analogic Corp. 2,000	95
Black Box Corp. 3,000	153
•Digi International, Inc. 3,600	35
•Imagistics International, Inc. 2,900	117
•Input/Output, Inc. 7,800	62
•Invision Technologies, Inc. 2,600	129
Landamerica Financial Group, Inc. 2,800	115
•Roxio, Inc. 3,900	15
•Ultimate Electronics, Inc. 2,000	9
	876
Business Services 7.1%	
ABM Industries, Inc. 8,200	151
•American Management Systems, Inc. 7,000	135
Angelica Corp. 1,400	32
Bowne & Co., Inc. 5,400	91
CDI Corp. 3,100	100
•Ciber, Inc. 10,300	90
•Cross Country Healthcare, Inc. 5,000	82
•eFunds Corp. 7,800	125
G&K Services, Inc., Class A 3,600	136
•Heidrick & Struggles International, Inc. 2,900	72
•Insurance Auto Auctions, Inc. 1,700	27
•JDA Software Group, Inc. 4,900	64
•Kroll, Inc. 6,700	199
•Mapinfo Corp. 2,600	29
•MRO Software, Inc. 4,500	60
Nautilus Group, Inc. 5,500	88
•NCO Group, Inc. 5,000	114
•NYFIX, Inc. 4,800	24
•On Assignment, Inc. 3,900	20
•Paxar Corp. 6,300	104
•PC-Tel, Inc. 3,200	36
•Pegasus Solutions, Inc. 3,600	39
•Phoenix Technologies Ltd. 4,200	24
•PRG-Schultz International, Inc. 9,800	46
Roto-Rooter, Inc. 1,500	73
•SourceCorp 2,600	67
•Spherion Corp. 9,700	96

Security and Number of Shares	Value ($ x 1,000)
The Standard Register Co. 4,500	66
•URS Corp. 6,800	176
•Verity, Inc. 6,000	74
•Volt Information Sciences, Inc. 2,800	72
•Waste Connections, Inc. 4,600	185
	2,697
Chemicals 2.0%	
A. Schulman, Inc. 4,900	98
▲Arch Chemicals, Inc. 3,700	108
•H.B. Fuller Co. 4,600	126
▲•OM Group, Inc. 4,600	117
•Omnova Solutions, Inc. 5,400	26
Penford Corp. 1,600	26
PolyOne Corp. 14,900	102
Quaker Chemical Corp. 1,300	33
Tredegar Corp. 6,100	81
Wellman, Inc. 4,500	36
	753
Construction 2.6%	
Apogee Enterprises, Inc. 4,200	47
Building Material Holding Corp. 2,300	38
•EMCOR Group, Inc. 2,300	94
•Insituform Technologies, Inc., Class A 4,100	67
❷MDC Holdings, Inc. 5,592	345
❻Standard-Pacific Corp. 5,600	282
Texas Industries, Inc. 3,500	118
	991
Consumer Durables 2.0%	
•Applica, Inc. 4,500	51
Bassett Furniture Industries, Inc. 2,200	39
•Griffon Corp. 4,390	96
Haverty Furniture Cos., Inc. 3,900	71
•Interface, Inc., Class A 7,800	67
La-Z-Boy, Inc. 8,500	177
National Presto Industries, Inc. 1,400	57
•Salton, Inc. 1,000	9
Skyline Corp. 1,200	51
Sturm Ruger & Co., Inc. 3,700	40
Thomas Industries, Inc. 2,800	95
	753

Security and Number of Shares	Value ($ x 1,000)
Containers 0.1%	
• Mobile Mini, Inc. 2,100	**40**
Electronics 7.5%	
Agilysys, Inc. 5,200	61
• Alliance Semiconductor Corp. 6,300	37
• Anixter International, Inc. 6,200	182
• Audiovox Corp., Class A 3,800	57
Bel Fuse, Inc., Class B 2,000	62
Belden, Inc. 3,900	68
▲• Bell Microproducts, Inc. 3,700	24
▲• Benchmark Electronics, Inc. 6,850	185
C&D Technologies, Inc. 4,700	73
• Cable Design Technologies Corp. 6,250	53
• Captaris, Inc. 5,000	28
• Checkpoint Systems, Inc. 6,100	98
• Coherent, Inc. 4,800	117
Cohu, Inc. 3,500	61
CTS Corp. 6,200	81
• DSP Group, Inc. 4,600	114
• Dupont Photomasks, Inc. 3,000	62
• Electro Scientific Industries, Inc. 4,600	94
• Exar Corp. 6,700	102
• Gerber Scientific, Inc. 4,000	24
• Hutchinson Technology, Inc. 4,100	101
• Itron, Inc. 3,000	64
Methode Electronics, Class A 5,900	67
Park Electrochemical Corp. 3,300	78
• Pericom Semiconductor Corp. 4,000	42
• Pinnacle Systems, Inc. 9,700	76
• Planar Systems, Inc. 1,800	22
• Radisys Corp. 2,600	49
• SBS Technologies, Inc. 2,500	37
• SCM Microsystems, Inc. 2,700	17
▲• Skyworks Solutions, Inc. 23,600	202
• Standard Microsystems Corp. 3,100	74
• Supertex, Inc. 2,000	30
• Symmetricom, Inc. 6,800	55
• Technitrol, Inc. 6,500	138
• THQ, Inc. 5,800	108

Security and Number of Shares	Value ($ x 1,000)
• Three-Five Systems, Inc. 2,200	11
• Tollgrade Communications, Inc. 2,200	27
• Vicor Corp. 6,900	96
	2,877
Energy: Raw Materials 4.8%	
• Atwood Oceanics, Inc. 2,200	81
• Cimarex Energy Co. 6,800	188
• Dril-Quip, Inc. 3,200	55
• Kirby Corp. 4,000	138
❺ Massey Energy Co. 12,200	286
• Offshore Logistics, Inc. 3,700	81
• Seacor Holdings, Inc. 2,900	120
• Southwestern Energy Co. 5,600	141
• Swift Energy Co. 4,700	102
▲•❶ Tom Brown, Inc. 7,300	349
• Unit Corp. 7,100	201
• W-H Energy Services, Inc. 4,000	73
	1,815
Food & Agriculture 3.4%	
• American Italian Pasta Co., Class A 2,500	77
▲❿ Corn Products International, Inc. 6,200	263
Flowers Foods, Inc. 7,600	186
• Hain Celestial Group, Inc. 5,400	107
• International Multifoods Corp. 2,800	70
• J & J Snack Foods Corp. 1,400	54
Lance, Inc. 5,300	80
Nash Finch Co. 2,300	48
• Performance Food Group Co. 7,100	249
• Ralcorp Holdings, Inc. 4,800	167
	1,301
Healthcare / Drugs & Medicine 6.4%	
Alpharma, Inc., Class A 8,500	185
▲• Arqule, Inc. 3,700	25
▲ Cambrex Corp. 4,400	109
• Cima Labs, Inc. 2,200	70
• Conmed Corp. 4,800	118

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• CryoLife, Inc. 3,000	17
• Curative Health Services, Inc. 1,400	16
Datascope Corp. 2,600	86
• Haemonetics Corp. 4,400	124
• Hologic, Inc. 2,900	58
Invacare Corp. 4,800	191
Nature's Sunshine Products, Inc. 2,500	36
• Orthodontic Centers of America, Inc. 7,100	51
• Osteotech, Inc. 3,000	20
Owens & Minor, Inc. 6,500	158
• Parexel International Corp. 3,800	74
▲•❹ Pediatrix Medical Group, Inc. 4,000	286
• Province Healthcare Co. 8,200	131
• RehabCare Group, Inc. 2,600	53
• Savient Pharmaceuticals, Inc. 8,400	32
• Sola International, Inc. 5,200	107
• Sunrise Senior Living, Inc. 3,300	104
• Theragenics Corp. 3,600	19
• US Oncology, Inc. 13,300	198
• Viasys Healthcare, Inc. 5,000	97
Vital Signs, Inc. 2,200	71
	2,436

Insurance 4.5%

Delphi Financial Group, Inc., Class A 5,167	208
❾ Fremont General Corp. 12,300	265
Hilb, Rogal & Hamilton Co. 5,500	197
Hooper Holmes, Inc. 11,500	63
• Philadelphia Consolidated Holding Co. 3,800	219
Presidential Life Corp. 4,400	71
RLI Corp. 4,100	143
SCPIE Holdings, Inc. 900	7
Selective Insurance Group, Inc. 4,700	168
• Stewart Information Services Corp. 3,100	110
• UICI 8,000	139
Zenith National Insurance Corp. 3,000	129
	1,719

Security and Number of Shares	Value ($ x 1,000)
Media 0.6%	
▲• Advanced Marketing Services, Inc. 2,200	22
• Consolidated Graphics, Inc. 2,200	82
• Information Holdings, Inc. 3,600	90
• Network Equipment Technologies, Inc. 3,900	33
	227
Miscellaneous Finance 4.3%	
• Bankunited Financial Corp., Class A 5,100	135
Cash America International, Inc. 4,400	94
▲ Commercial Federal Corp. 7,500	192
▲ Downey Financial Corp. 4,800	232
• Financial Federal Corp. 2,900	91
▲ Flagstar Bancorp., Inc. 9,700	198
• Investment Technology Group, Inc. 7,000	100
• Meritage Corp. 2,000	136
• Piper Jaffray Cos. 3,000	145
Seacoast Financial Services Corp. 3,900	126
SWS Group, Inc. 2,997	49
Waypoint Financial Corp. 5,240	136
	1,634
Non-Durables & Entertainment 3.2%	
• A.T. Cross Co., Class A 2,400	14
Action Performance Cos., Inc. 2,400	38
• Department 56, Inc. 2,200	35
• Electronics Boutique Holdings Corp. 4,100	111
• Enesco Group, Inc. 1,900	25
▲• Huffy Corp. 2,700	6
IHOP Corp. 3,600	134
• Jack in the Box, Inc. 6,000	162
▲• Jakks Pacific, Inc. 3,800	66
Landry's Restaurants, Inc. 4,600	154
Lone Star Steakhouse & Saloon, Inc. 3,759	116
• O'Charleys, Inc. 3,300	62
Russ Berrie & Co., Inc. 3,300	94
• Ryan's Family Steak Houses, Inc. 6,800	123
Triarc Cos., Class B 9,000	94
	1,234

Security and Number of Shares	Value ($ x 1,000)
Non-Ferrous Metals 1.9%	
▲• A.M. Castle & Co. 1,900	18
• Brush Engineered Materials, Inc. 2,600	42
• Century Aluminum Co. 3,900	77
Commercial Metals Co. 4,900	128
Commonwealth Industries, Inc. 2,600	20
• Imco Recycling, Inc. 1,500	13
• Mueller Industries, Inc. 5,800	195
Reliance Steel & Aluminum Co. 5,500	182
• RTI International Metals, Inc. 3,000	44
• Wolverine Tube, Inc. 1,200	15
	734
Oil: Domestic 2.9%	
• CAL Dive International, Inc. 6,200	168
• Nuevo Energy Co. 3,000	103
• Remington Oil & Gas Corp. 4,200	92
• Spinnaker Exploration Co. 5,400	193
St. Mary Land & Exploration Co. 4,600	166
• Stone Energy Corp. 4,300	212
Vintage Petroleum, Inc. 10,100	152
	1,086
Optical & Photo 0.2%	
• Meade Instruments Corp. 3,300	12
• Photronics, Inc. 5,200	77
	89
Paper & Forest Products 1.6%	
• Buckeye Technologies, Inc. 6,100	64
• Caraustar Industries, Inc. 4,200	53
Chesapeake Corp. 3,100	70
Deltic Timber Corp. 2,200	75
• Lydall, Inc. 2,000	19
Pope & Talbot, Inc. 2,700	45
Rock-Tennessee Co., Class A 5,300	79
Universal Forest Products, Inc. 2,900	79
Wausau-Mosinee Paper Corp. 8,400	118
	602

Security and Number of Shares	Value ($ x 1,000)
Producer Goods & Manufacturing 9.5%	
▲ Albany International Corp., Class A 5,500	168
Applied Industrial Technologies, Inc. 3,000	79
▲ Aptargroup, Inc. 6,300	248
• Astec Industries, Inc. 2,500	45
Barnes Group, Inc. 3,700	101
• Concord Camera Corp. 3,800	19
Curtiss-Wright Corp. 3,400	160
• Gardner Denver, Inc. 2,800	73
❽ Hughes Supply, Inc. 5,000	279
IDEX Corp. 5,400	255
• Ionics, Inc. 3,500	81
Lawson Products, Inc. 1,700	59
Lennox International, Inc. 9,912	166
• Lone Star Technologies, Inc. 4,200	86
▲• Magnetek, Inc. 4,100	28
Manitowoc Co., Inc. 4,600	140
▲• Material Sciences Corp. 2,500	24
• Maverick Tube Corp. 6,800	154
• Moog, Inc., Class A 4,200	139
• Oceaneering International, Inc. 4,000	112
Regal Beloit 4,600	92
Robbins & Myers, Inc. 2,200	48
• The Shaw Group, Inc. 9,300	112
Standex International Corp. 2,200	59
Stewart & Stevenson Services, Inc. 4,400	70
❸ The Timken Co. 14,600	322
• Triumph Group, Inc. 2,600	84
Valmont Industries, Inc. 3,800	78
Watsco, Inc. 4,400	128
Watts Water Technologies, Inc., Class A 4,900	120
Woodward Governor Co. 1,800	112
	3,641
Railroad & Shipping 0.4%	
• Kansas City Southern Railway 10,000	**138**

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Real Property 3.2%	
Capital Automotive Real Estate Investment Trust 5,600	158
▲ Colonial Properties Trust 4,200	148
Commercial Net Lease Realty 8,200	136
Gables Residential Trust 4,500	143
Glenborough Realty Trust, Inc. 5,100	96
▲ Kilroy Realty Corp. 4,500	141
Lexington Corp. Properties Trust 7,600	141
▲ Shurgard Storage Centers, Inc., Class A 7,400	246
	1,209
Retail 5.8%	
▲ Aaron Rents, Inc. 5,600	162
Burlington Coat Factory Warehouse Corp. 7,100	135
Casey's General Stores, Inc. 8,700	144
The Cato Corp., Class A 3,500	70
• The Dress Barn, Inc. 4,600	77
• Duane Reade, Inc. 3,800	63
• Genesco, Inc. 3,500	78
Goody's Family Clothing, Inc. 5,300	66
• Great Atlantic & Pacific Tea Co. 6,300	50
Hancock Fabrics, Inc. 2,800	42
• Insight Enterprises, Inc. 8,000	134
▲• Jo-Ann Stores, Inc. 3,610	102
• Linens 'N Things, Inc. 7,200	234
Longs Drug Stores Corp. 5,500	108
Pep Boys-Manny, Moe & Jack 8,700	239
• School Specialty, Inc. 3,100	110
• ShopKo Stores, Inc. 5,300	70
• Stein Mart, Inc. 6,800	87
• United Stationers, Inc. 5,800	220
• The Wet Seal, Inc., Class A 4,100	23
	2,214
Steel 1.3%	
Carpenter Technology Corp. 4,000	109
Intermet Corp. 3,100	12

Security and Number of Shares	Value ($ x 1,000)
Quanex Corp. 2,700	110
Ryerson Tull, Inc. 3,900	46
• Steel Dynamics, Inc. 7,800	188
Steel Technologies, Inc. 1,900	37
	502
Telephone 0.3%	
• Boston Communications Group 2,400	26
• General Communication, Inc., Class A 10,200	91
	117
Tobacco 0.3%	
DIMON, Inc. 6,900	48
Schweitzer-Mauduit International, Inc. 2,300	71
	119
Travel & Recreation 1.5%	
• Aztar Corp. 5,500	143
• Bally Total Fitness Holding Corp. 5,200	22
Central Parking Corp. 5,800	111
• K2, Inc. 5,000	73
The Marcus Corp. 5,200	84
• Pinnacle Entertainment, Inc. 5,000	57
• Prime Hospitality Corp. 7,600	76
	566
Trucking & Freight 1.3%	
Arkansas Best Corp. 3,900	101
USF Corp. 4,600	153
• Yellow Roadway Corp. 7,287	248
	502
Utilities: Electric & Gas 6.7%	
American States Water Co. 2,200	51
Atmos Energy Corp. 8,000	197
Avista Corp. 8,100	137
Cascade Natural Gas Corp. 1,600	33
Central Vermont Public Service Corp. 2,200	44

Security and Number of Shares	Value ($ x 1,000)
CH Energy Group, Inc. 2,500	116
Cleco Corp. 8,200	147
• El Paso Electric Co. 7,800	110
▲ Energen Corp. 6,000	248
▲ Green Mountain Power Corp. 900	23
The Laclede Group, Inc. 3,200	88
Northwest Natural Gas Co. 4,100	121
NUI Corp. 2,300	38
Piedmont Natural Gas Co. 6,200	251
• Southern Union Co. 11,629	229
Southwest Gas Corp. 5,600	128
UGI Corp. 8,300	262
UIL Holdings Corp. 2,200	99
Unisource Energy Corp. 5,300	130
• Veritas DGC, Inc. 5,500	112
	2,564

Short-Term Investment
1.3% of net assets

Provident Institutional TempFund 513,601	**514**

Security Rate, Maturity Date	Face Amount ($ x 1,000)

U.S. Treasury Obligation
0.1% of net assets

▲ U.S. Treasury Bill 0.92%, 06/17/04	30	**30**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Collateral Invested for Securities on Loan
9.5% of net assets

Commercial Paper & Other Corporate Obligations 2.6%

Foreningssparbanken AB 1.06%, 01/18/05	106	106
Societe Generale 1.06%, 12/08/04	185	185
Svenska Handelsbanken 1.39%, 10/27/04	127	127
Westdeutsche Landesbank AG 1.05%, 09/29/04	116	116
1.05%, 10/12/04	470	470
		1,004

Short-Term Investment 1.1%

Deutsche Bank, Time Deposit 1.04%, 05/03/04	403	**403**

Security and Number of Shares

Other Investment Companies 5.8%

Institutional Money Market Trust Trust 2,202,199	**2,202**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at market value (Including $3,438 of securities on loan)	$38,201
Collateral invested for securities on loan	3,609
Receivables:	
Fund shares sold	10
Dividends	29
Investments sold	151
Income from securities on loan	1
Prepaid expenses	+ 8
Total assets	**42,009**

The fund paid $29,857 for these securities.

Not counting short-term obligations and government securities , the fund's security transactions during the period were:

Purchases	$7,333
Sales/maturities	$8,666

Liabilities

Collateral invested for securities on loan	3,609
Payables:	
Fund shares redeemed	93
Investments bought	108
Due to brokers for futures	6
Accrued expenses	+ 20
Total Liabilities	**3,836**

Net Assets

Total Assets	42,009
Total Liabilities	− 3,836
Net Assets	**$38,173**

Net Assets by Source

Capital received from investors	28,694
Net investment income not yet distributed	95
Net realized capital gains	1,063
Net unrealized capital gains	8,321

These derive from investments and futures. As of the report date, the fund had two open Russell 2000 futures contracts due to expire on June 23, 2004, with an aggregate contract value of $560 and net unrealized losses of $23.

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$38,173		2,792		$13.67

Federal Tax Data

Portfolio cost	$30,324

Net unrealized gains and losses:

Gains	$9,766
Losses	+ (1,889)
	$7,877

As of October 31, 2003:

Undistributed earnings:

Ordinary income	$268
Long-term capital gains	$−
Capital losses utilized	$542

Unused capital losses:

Expires 10/31 of:	Loss amount
2010	$864

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$197
Interest	1
Lending of securities	+ 3
Total investment income	**201**

Net Realized Gains and Losses

Net realized gains on investments sold	2,429
Net realized gains on futures contracts	+ 15
Net realized gains	**2,444**

Net Unrealized Gains and Losses

Net unrealized gains on investments	971
Net unrealized losses on futures contracts	+ (33)
Net unrealized gains	**938**

Expenses

Investment adviser and administrator fees	48
Transfer agent and shareholder service fees	19
Trustees' fees	3
Custodian fees	2
Portfolio accounting fees	3
Professional fees	14
Registration fees	7
Shareholder reports	3
Other expenses	+ 6
Total expenses	105
Expense reduction	− 44
Net expenses	**61**

Increase in Net Assets from Operations

Total investment income	201
Net expenses	− 61
Net investment income	**140**
Net realized gains	2,444
Net unrealized gains	+ 938
Increase in net assets from operations	**$3,522**

Calculated as a percentage of average daily net assets: 0.25% of the first $1 billion and 0.23% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.05% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $42 from the investment adviser (CSIM) and $2 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through December 31, 2005, to 0.32% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $3,382.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03-4/30/04	11/1/02-10/31/03
Net investment income	$140	$341
Net realized gains	2,444	833
Net unrealized gains +	938	9,158
Increase in Net Assets from Operations	**3,522**	**10,332**

Distributions Paid

	11/1/03-4/30/04	11/1/02-10/31/03
Dividends from net investment income	**$313**	**$401**

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary Income	$401
Long-term capital gains	$−

Transactions in Fund Shares

	11/1/03-4/30/04		11/1/02-10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	300	$4,065	727	$7,355
Shares reinvested	18	238	34	331
Shares redeemed +	(382)	(5,172)	(1,794)	(18,743)
Net transactions in fund shares	**(64)**	**($869)**	**(1,033)**	**($11,057)**

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$1
Prior period	$3

Dollar amounts are net of the redemption proceeds.

Shares outstanding and net assets

	11/1/03-4/30/04		11/1/02-10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	2,856	$35,833	3,889	$36,959
Total increase or decrease +	(64)	2,340	(1,033)	(1,126)
End of period	**2,792**	**$38,173**	**2,856**	**$35,833**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $95 and $268 at the end of the current period and prior period, respectively.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The Trust and its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993
Schwab S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Schwab U.S. MarketMasters Fund
Schwab Balanced MarketMasters Fund
Schwab Small-Cap MarketMasters Fund
Schwab International MarketMasters Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund
Institutional Select S&P 500 Fund
Institutional Select Large-Cap Value Index Fund
Institutional Select Small-Cap Value Index Fund

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index.

The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trusts were in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 4/30/04 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Institutional Select S&P 500 Fund	—	95	1.38
Institutional Select Small-Cap Value Index Fund	—	57	1.38

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• Securities traded on an exchange or over-the-counter: valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

• Securities for which no market quotations are readily available: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

• Futures and forwards: open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• Short-term securities (60 days or less to maturity): valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 4/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Dawn G. Lepore[1] 3/21/54	2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1, 2] 2/22/55	2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.
[2] Effective June 8, 2004, Jeffrey Lyons resigned as trustee from each of the trusts.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds®.

Whether you're an experienced investor or just starting out, SchwabFunds® can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund®. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds® at:
P.O. Box 3812
Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
    Communications Focus Fund
    Financial Services Focus Fund
    Health Care Focus Fund
    Technology Focus Fund
Schwab MarketMasters Funds®
    Schwab U.S. MarketMasters Fund™
    Schwab Small-Cap MarketMasters Fund™
    Schwab International MarketMasters Fund™
    Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
    Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Funds Using Schwab Equity Ratings®

Semiannual Report
April 30, 2004

Schwab Core Equity Fund™

Schwab Dividend Equity Fund™

Schwab Small-Cap Equity Fund™

Schwab Hedged Equity Fund™

Communications Focus Fund

Financial Services Focus Fund

Health Care Focus Fund

Technology Focus Fund

charles SCHWAB

The power of Schwab Equity Ratings®
The convenience and diversification of mutual funds.

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles R. Schwab
Chairman

When I look at the current economic trends, I see a lot of positive indicators. Corporate profits, revenues, capital spending and the employment numbers have been strong. With the GDP and capital spending also strong, we seem to be in the early stages of what could be a long-term economic recovery. However, even though stock market and economic cycles have historically been in synch, this now seems to be less certain.

The stock market, reflecting the uncertainty around the globe, has become increasingly volatile. Whether it's the war in Iraq or global terrorism, investors are exposed to frightening images over and over again throughout the day. This may play on investors' emotions, potentially contributing to the market's recent volatility.

Given this, and because it can be so difficult to fight your emotions, I believe it's more important than ever to stay diversified. By being diversified across and within all asset classes, you have an "all-weather" portfolio that can offer you some balance in any market climate. There are very obvious reasons why diversification is useful, but what I believe is its understated beauty is that it gives many of you the discipline you need to stick with a well thought out strategy.

I have been a fan of mutual funds throughout my long investing career. I say this because I firmly believe that mutual funds are a cost-effective and convenient way for investors to achieve a diversified portfolio. And as we face increasing uncertainty in the world and in the stock markets, this is perhaps more important than ever.

Overall, despite the likelihood of short-term market volatility, I maintain complete faith in the strength of the U. S. economy. I always have believed and continue to believe that the stock market is the best place for long-term investing, and that with a wise investing plan – and a well diversified portfolio – you will be well-positioned to meet your financial goals.

Sincerely,

Charles Schwab

Management's Discussion for the six months ended April 30, 2004



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

The stock market's continued recovery during the report period was welcome news to long-term investors, especially those of you who had suffered through declining share prices before then.

For years, investors sold stocks and stock mutual funds when the economy was weak or when geopolitical tensions heightened, despite the fact that stock and fund prices often were relatively cheap during those dark hours. Over the past year, however, I've spoken with many individual investors who benefited from sticking with their long-term asset-allocation plans. As a result, they were able to participate in the past year's stock market gains. They learned how difficult it is to successfully "time the market" and determine when to "be in cash." Many have given up this chase altogether and have benefited both financially and emotionally.

Given the ongoing geopolitical situation, however, it's quite understandable that many investors are nervous, and some are again acting more on their emotions than on sound investment principles. When you invest in SchwabFunds®, you can be assured that our portfolio managers understand your concerns and are diligent in their approach to the investment process. Key to this is their knowledge of and adherence to each fund's objective and their vigilant focus on remaining true to it. In short, each of our portfolio manager's responsibility is to remain consistent in implementing their investment strategies, despite the market's fluctuations.

There's one more thing I want to address in this letter and that is, as of July 19, 2004, following a distinguished ten-year career at Schwab, Geri Hom, senior portfolio manager, has decided to retire. Jeff Mortimer, senior vice-president and chief investment officer, equities of Charles Schwab Investment Management, Inc., assumes Geri's responsibilities for overall management of the funds.

I expect these changes to be seamless to our shareholders, as SchwabFunds® has been and will continue to be managed by teams of seasoned professionals, who remain committed to their investing styles. We thank you for your trust in us as we help you reach your long- or short-term financial goals.

Sincerely,

Randall W. Merk

2   Funds Using Schwab Equity Ratings

With delayed job growth underway, the economy was improving on all fronts. Strong personal income growth fueled consumer spending, despite higher oil prices and concerns about terrorism and the war in Iraq.

The Economy and the Market

The economy, which had improved during the second half of 2003, picked up steam at the end of the year and continued to show signs of recovery through the current report period of November 1, 2003 through April 30, 2004. The securities market reflected the positive news through first-quarter 2004. During that time, the market started to bounce around a little, as evidenced by the volatility in the S&P 500® Index in February and March. Toward the end of the report period, in late April, the market fell precipitously and many of the funds' 2004 gains were lost. Nonetheless, its earlier performance was strong enough to push the broader market up 6.27% for the report period, as measured by the S&P 500® Index.

While the economy officially emerged from recession in 2001, the recovery didn't fully materialize until 2003. And it wasn't until late in 2003 when investors started buying companies with good solid fundamentals. During this time, both the manufacturing and services sectors exhibited strong growth. Capital spending showed signs of life amid rising corporate profits.

The economy continued to expand in 2004. Businesses added to their inventories, factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise,

---

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 6.27% **S&P 500® Index:** measures U.S. large-cap stocks
- 6.54% **Russell 2000® Index:** measures U.S. small-cap stocks
- 12.39% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- 1.25% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.



Geri Hom, a vice president and senior portfolio manager of the investment adviser, has overall responsibility for the management of the Core Equity, Hedged Equity, Small-Cap Equity and Focus funds, and is lead manager for the Dividend Equity Fund. Prior to joining the firm in 1995, she worked for nearly 15 years in equity management.

Larry Mano, a director and a portfolio manager, is responsible for the day-to-day management of the Core Equity, Dividend Equity, Financial Services Focus and Technology Focus funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.



Kim Daifotis, CFA, a senior vice president and senior portfolio manager of the investment adviser, is responsible for management of preferred stocks and convertible securities for the Dividend Equity Fund. He joined the firm in 1997, and has worked in fixed-income asset management and research since 1982.

despite a mid-quarter pause in the upward trend in consumer confidence, and higher commodity prices were holding. Mortgage refinancing activity, while still significant, started to show signs of waning as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid growth.

On the currency front, the dollar rebounded from its lows, due to two reasons. First, the U. S. economy grew more than most other countries' economies did. The second reason is the expectation that interest rates will rise, which has served to stimulate inflows of foreign capital.

The Federal Reserve (Fed) left interest rates unchanged during the period. Inflation began to accelerate, alleviating Fed fears of possible deflation. Consequent expectations that the Fed would soon begin to raise interest rates weighed on markets toward the end of the period. Nevertheless, economic fundamentals remained sound. With delayed job growth underway, the economy was improving on all fronts. Strong personal income growth fueled consumer spending, despite higher oil prices and concerns about terrorism and the war in Iraq. Business profits exhibited another strong quarterly gain and investment in equipment and inventories remained healthy. In sum, it appeared that the economy, indeed, was back on track.

The Funds

The equities market started off strong at the beginning of the period that ran from November 1, 2003 through April 30, 2004. Toward the middle of first-quarter 2004, however, the market, as evidenced by the S&P 500® Index, became fairly volatile and bounced around until the end of April, giving up some of its earlier gains. Nonetheless all the funds using Schwab Equity Ratings® posted gains for the report period.

During this time, the S&P 500® Index closed at 1107.30, up 6.27% for the period. Small-cap securities led the way for most of the period (the usual pattern when the economy recovers), but lost the lead in April and then were hurt by the market's fall at the end of April.

For most of the period, Schwab Equity Ratings®, which are designed to identify companies with high-quality characteristics, performed as expected, with the A- and B-rated stocks outperforming the D- and F-

Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®.



Robin Jackson, a portfolio manager of the investment adviser, is responsible for the day-to-day management of the Hedged Equity Fund. Prior to joining the firm in 2001, he worked for 13 years in various portfolio management positions, developing and implementing long- and short-trading strategies.



Elie Spiesel, a portfolio manager of the investment adviser, shares responsibility for the day-to-day management of the Hedged Equity Fund. Prior to joining the firm in 2001, he spent 12 years in long/short portfolio management.

rated ones. Toward the end of April 2004, however, the market started to reward stocks that, for the most part, lacked solid fundamentals. This action mirrored what occurred in the second half of 2003, when lower-rated stocks, many of which had D or F-ratings, led the market. Despite this set-back, the funds using Schwab Equity Ratings® still performed well.

The Schwab Core Equity Fund outperformed its benchmark, the S&P 500® Index, by 0.60%. The fund's value tilt in a market that favored value helped performance. The sectors that had the biggest positive impact on the fund, relative to its benchmark, were health-care, financial services and consumer discretionary. Stocks that performed especially well in these sectors included Progressive Corp. and United Healthcare. In addition, Exxon Mobil also positively impacted the fund's results. Sectors that underperformed for the period were industrials, telecommunications services, and information technology. Within these sectors, Intel and Hewlett-Packard negatively affected the fund's performance.

The Schwab Dividend Equity Fund outperformed the S&P 500® Index by 3.80% for the period, thanks in part to the fund having a value tilt in a market that favored value. The fund also benefited from holding stocks that paid high dividends because these stocks outperformed lower paying dividend stocks. In addition, the large- and mid-cap stocks in the fund tended to be at the lower end of the capitalization spectrum and these stocks outperformed larger ones. While all sectors in the fund had positive returns for the period, good stock selection in the consumer discretionary sector and being underweight in technology helped performance. One stock that did particularly well was recreational-sports manufacturer Brunswick Corp. Working against the fund's performance was being underweight in health care and energy.

The Schwab Small-Cap Equity Fund outperformed the S&P 600® Index by 3.62% for the period. First-quarter performance was outstanding, but results were severely hurt in the last few days of the period, in late April, when investors' fears of higher interest rates and inflation, coupled with a lower-than expected GDP report effectively erased the fund's first-quarter gains. The best performing sectors for the period were energy, consumer staples and health care. The stocks that were strong within these sectors were, respectively, Nuevo Energy Co., Natures

Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®.
Small company stocks are subject to greater volatility than other asset categories.

Performance at a Glance

Total return for the six months ended 4/30/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Schwab Core Equity Fund	**6.87%**
Benchmark	**6.27%**
Fund Category[1]	**5.47%**
Performance Details	*page 8*

Schwab Dividend Equity Fund

Investor Shares	**10.07%**
Select Shares	**10.07%**
Benchmark	**6.27%**
Fund Category[1]	**7.71%**
Performance Details	*pages 10-11*

Schwab Small-Cap Equity Fund

Investor Shares	**12.09%**
Select Shares	**12.18%**
Benchmark	**8.47%**
Fund Category[1]	**8.17%**
Performance Details	*pages 13-14*

Schwab Hedged Equity Fund	**5.98%**
Benchmark	**6.27%**
Fund Category[1]	**4.20%**
Performance Details	*page 16*

Sunshine Products and Mine Safety Appliances. The weakest sectors in the fund were telecommunications services and information technology, with Benchmark Electrics the worst performing stock.

The Schwab Hedged Equity Fund slightly underperformed the S&P 500® Index by 0.29% for the period. The fund, which uses Schwab Equity Ratings®, generally invests in A- and B-rated stocks, and goes short on some lower-rated stocks within each sector. During the report period, the fund's greatest net exposure was in the consumer discretionary sector, which had a slight drag on returns. The fund's overweight in telecommunications services contributed positively to results. The fund's largest underweight was the worst performing sector, information technology, enhancing returns relative to the benchmark. Importantly, while the fund closely tracked the S&P 500® Index, it did it with about 30% less month-to-month volatility.

The most profitable position on the long side was A-rated Cytyc Corp., while the most profitable short position was F-rated Leapfrog Enterprises. The worst performing long position was Time Warner Telecom, while the biggest loser on the short side was Mandalay Resort Group.

The Schwab Communications Focus Fund underperformed the S&P 1500 SuperComposite Telecommunications Sector Index by 8.13%, but still had positive returns for the period. The telecommunications sector, bouncing off its 2000 lows, started to show strength in 2003 and into 2004. Excess capacity and capital spending continued to plague the sector, but broad market rallies lifted the sector out of the doldrums, as the hardest-hit securities often bounce back faster than the rest of the market. The best performing stock was Sprint PCS, which more than doubled—up 119.77% for the period. The worst performer was Time Warner Telecom, which was down 63.28%, dragging down the fund's returns by 2.32%

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Small company stocks are subject to greater volatility than other asset categories.

The Hedged Equity Fund's long positions can decline in value at the same time the value of its shorted stocks increases, thereby increasing the potential for loss. The potential loss associated with short positions is much greater than the original value of the securities sold. The use of borrowing and short sales may cause the fund to have higher expenses than those of equity funds that do not use such techniques.

Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®.

[1] Source for category information: Morningstar, Inc.

Performance at a Glance

Total return for the six months ended 4/30/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Communications

Focus Fund	**2.95%**
Benchmark	**11.08%**
Fund Category[1]	**10.04%**
Performance Details	*page 18*

Financial Services

Focus Fund	**4.68%**
Benchmark	**3.49%**
Fund Category[1]	**4.95%**
Performance Details	*page 20*

Health Care Focus Fund	**25.62%**
Benchmark	**9.88%**
Fund Category[1]	**13.91%**
Performance Details	*page 22*

Technology Focus Fund	**2.78%**
Benchmark	**-3.62%**
Fund Category[1]	**-4.33%**
Performance Details	*page 24*

The Schwab Financial Services Focus Fund outperformed the S&P 1500 SuperComposite Financial Services Index by 1.19%. The strongest industry in the fund was diversified financials, with Fidelity National Financial and Greenpoint Financial among the top performers in the fund. The industry that was the biggest drag on performance was insurance, with Compucredit Corp., Bancorpsouth Inc., and Oceanfirst Financial Corp negatively affecting returns.

The Schwab Health Care Focus Fund was the best performer of all the funds using Schwab Equity Ratings®, outperforming the S&P 1500 SuperComposite Health Care Sector Index by 15.74%. All industries in the sector reported double-digit growth for the period. Being overweight in health care facilities, services, and supplies helped performance. And although the fund was slightly underweight in health care equipment, performance was strong. The worst industry in the fund, health care distributors, was still up 13.65%. Within this sector was Nutraceutical International, which was the top stock in the fund, up 99.2% for the period. The weakest performer was HMO Health Net, Inc., which fell 19.27%.

The Schwab Technology Focus Fund outperformed the S&P 1500 SuperComposite Technology Sector Index by 6.40%. The fund benefited from having a tilt toward value which was in favor during the report period. The fund also saw gains from holding larger-cap stocks, which did well in the technology sector. The industries that had the most positive effect on the fund were semiconductors, Internet software, and communications equipment. Within this group, Akami Technologies and SS&C Technologies were the leaders. The weakest industries were IT services and electronic equipment, with Amkor Technologies and Ingram Micro, Inc. the worst performers.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Since each of the Focus Funds focuses its investments on companies involved in a specific sector, these funds may involve a greater degree of risk than an investment in other mutual funds with greater diversification.

Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

[1] Source for category information: Morningstar, Inc.

Schwab Core Equity Fund

Performance as of 4/30/04

Average Annual Total Returns[1,2]

This chart compares performance of the fund with its benchmark and Morningstar category.

- ■ **Fund**
- ■ Benchmark: **S&P 500® Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months	1 Year	5 Years	Since Inception: 7/1/96
Fund	6.87%	23.93%	-1.64%	8.69%
Benchmark	6.27%	22.88%	-2.26%	8.26%
Fund Category	5.47%	21.73%	-1.84%	6.89%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

- ■ $19,220 **Fund**
- ■ $18,635 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Core Equity Fund

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	150
Weighted Average Market Cap ($ x 1,000,000)	$71,717
Price/Earnings Ratio (P/E)	17.3
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate[2]	21%

Top Holdings[3]

Security	% of Net Assets
❶ Procter & Gamble Co.	4.4%
❷ Citigroup, Inc.	3.3%
❸ Exxon Mobil Corp.	3.2%
❹ Cisco Systems, Inc.	3.0%
❺ Intel Corp.	2.9%
❻ The Progressive Corp.	2.7%
❼ Fannie Mae	2.6%
❽ Microsoft Corp.	2.4%
❾ Wachovia Corp.	2.2%
❿ Bank of America Corp.	1.9%
Total	**28.6%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 29.1% Consumer Non-Durables
- 24.2% Finance
- 17.9% Technology
- 9.2% Materials & Services
- 7.5% Energy
- 5.3% Utilities
- 3.5% Capital Goods
- 1.5% Transportation
- 1.8% Other

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Dividend Equity Fund

Investor Shares Performance as of 4/30/04

Total Returns[1, 2]

This chart compares performance of the fund's Investor Shares with a benchmark and the fund's Morningstar category.

■ Fund: **Investor Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Value**



	6 Months	Since Inception: 9/2/03
Fund	10.07%	16.67%
Benchmark	6.27%	11.10%
Fund Category	7.71%	12.34%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in a benchmark.

■ $11,667 **Investor Shares**
■ $11,110 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares Performance as of 4/30/04

Total Returns[1, 2]

This chart compares performance of the fund's Select Shares with a benchmark and the fund's Morningstar category.

■ Fund: **Select Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Value**



6 Months	Since Inception: 9/2/03
10.07% / 6.27% / 7.71%	16.67% / 11.10% / 12.34%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in a benchmark.

■ $58,335 **Select Shares**
■ $55,548 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.
[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/04

Top Holdings[1]

Security	% of Net Assets
❶ Public Service Enterprise Group, Inc.	1.3%
❷ ChevronTexaco Corp.	1.2%
❸ R.J. Reynolds Tobacco Holdings, Inc.	1.2%
❹ Procter & Gamble Co.	1.2%
❺ Kellogg Co.	1.2%
❻ Bank of America Corp.	1.2%
❼ Bristol-Myers Squibb Co.	1.2%
❽ 3M Co.	1.2%
❾ Verizon Communications, Inc.	1.2%
❿ SBC Communications, Inc.	1.2%
Total	**12.1%**

Statistics

Number of Holdings	104
Weighted Average Market Cap ($ x 1,000,000)	$29,683
Price/Earnings Ratio (P/E)	14.9
Price/Book Ratio (P/B)	2.3
Portfolio Turnover Rate[2]	24%
SEC Yield[3]	
Investor Shares	3.32%
Select Shares	3.31%
SEC Yield–No Waiver[4]	
Investor Shares	2.14%
Select Shares	2.29%
Qualified Dividend Income (QDI)[5]	100%
For the 2003 calendar year	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 27.2% Utilities
- 26.4% Finance
- 19.4% Consumer Non-Durables
- 10.5% Materials & Services
- 3.9% Technology
- 3.8% Consumer Durables
- 3.5% Energy
- 2.5% Capital Goods
- 2.8% Other

Style Assessment[6]



Fund holdings may have changed since the report date.

[1] This list is not a recommendation of any security by the investment adviser.

[2] Not annualized.

[3] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's 30-day SEC yield would have been lower. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[4] Yield if fund expenses had not been absorbed by CSIM and Schwab.

[5] Percentage of the fund's ordinary income distributions eligible to be treated as qualified dividend income subject to reduced tax rates. The percentage is determined at the end of each calendar year.

[6] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

Schwab Small-Cap Equity Fund

Investor Shares Performance as of 4/30/04

Total Returns[1,2]

This chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

- ■ Fund: **Investor Shares**
- ■ Benchmark: **S&P SmallCap 600 Index**
- ■ Fund Category: **Morningstar Small-Cap Blend**



	6 Months	Since Inception: 7/1/03
Fund	12.09%	32.38%
Benchmark	8.47%	26.21%
Fund Category	8.17%	26.24%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

- ■ $13,238 **Investor Shares**
- ■ $12,621 **S&P SmallCap 600 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares Performance as of 4/30/04

Total Returns[1, 2]

This chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**
■ Benchmark: **S&P SmallCap 600 Index**
■ Fund Category: **Morningstar Small-Cap Blend**



6 Months

12.18%
8.47%
8.17%

Since Inception: 7/1/03

32.48%
26.21%
26.24%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $66,240 **Select Shares**
■ $63,104 **S&P SmallCap 600 Index**



7/1/03

4/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	184
Weighted Average Market Cap ($ x 1,000,000)	$1,016
Price/Earnings Ratio (P/E)	19.5
Price/Book Ratio (P/B)	2.3
Portfolio Turnover Rate[2]	39%

Top Holdings[3]

Security	% of Net Assets
❶ Alliant Techsystems, Inc.	1.6%
❷ UGI Corp.	1.3%
❸ Graco, Inc.	1.3%
❹ Choice Hotels International, Inc.	1.2%
❺ Universal Compression Holdings, Inc.	1.2%
❻ Oshkosh Truck Corp.	1.2%
❼ Lone Star Steakhouse & Saloon, Inc.	1.2%
❽ Church & Dwight Co., Inc.	1.2%
❾ NVR, Inc.	1.2%
❿ Tesoro Petroleum Corp.	1.1%
Total	**12.5%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



22.4%	Consumer Non-Durables
19.9%	Materials & Services
15.7%	Technology
14.3%	Finance
7.1%	Consumer Durables
6.9%	Capital Goods
5.3%	Energy
3.4%	Utilities
2.7%	Transportation
2.3%	Other

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Hedged Equity Fund

Performance as of 4/30/04

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Moderate Allocation**



	6 Months	1 Year	Since Inception: 9/3/02
Fund	5.98%	21.11%	12.77%
Benchmark	6.27%	22.88%	14.04%
Fund Category	4.20%	15.98%	10.61%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $25,000 Investment[1]

This graph shows performance since inception of a hypothetical $25,000 investment in the fund (the minimum investment for this fund), compared with a similar investment in a benchmark.

■ $30,550 **Fund**
■ $31,128 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Hedged Equity Fund

Fund Facts as of 4/30/04

Top Long Holdings[1]

Security	% of Net Assets
❶ Coca-Cola Enterprises, Inc.	0.8%
❷ TXU Corp.	0.7%
❸ Briggs & Stratton Corp.	0.7%
❹ The Sherwin-Williams Co.	0.7%
❺ Kellogg Co.	0.7%
Total	**3.6%**

Statistics

	Long Holdings	Short Positions
Number of Holdings	196	126
Weighted Average Market Cap ($ x 1,000,000)	$11,878	$4,977
Price/Earnings Ratio (P/E)	16.7	32.1
Price/Book Ratio (P/B)	2.4	2.3
Portfolio Turnover Rate[2]	45%	n/a

Top Short Positions[1]

Security	% of Net Assets
❶ Mandalay Resort Group	0.6%
❷ Newell Rubbermaid, Inc.	0.6%
❸ Inamed Corp.	0.6%
❹ Janus Capital Group, Inc.	0.5%
❺ Metro-Goldwyn-Mayer, Inc.	0.5%
Total	**2.8%**

Portfolio holdings may have changed since the report date.

[1] This list is not a recommendation of any security by the investment adviser.

[2] Not annualized. Short positions have been excluded from the calculation of portfolio turnover because at the time of entering into the short positions, the fund did not intend to hold the positions for more than one year.

Communications Focus Fund

Performance as of 4/30/04

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

- ■ **Fund**
- ■ Benchmark: **S&P 1500 SuperComposite Telecommunications Sector Index**
- ■ Fund Category: **Morningstar Communications**



	6 Months	1 Year	3 Years	Since Inception: 7/3/00
Fund	2.95%	22.51%	-14.66%	-22.78%
Benchmark	11.08%	15.67%	-16.88%	-20.03%
Fund Category	10.04%	38.70%	-12.55%	-21.17%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

- ■ $3,710 **Fund**
- ■ $4,243 **S&P 1500 SuperComposite Telecommunications Sector Index**
- □ $8,073 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/04

Top Holdings[1]

Security	% of Net Assets
❶ CenturyTel, Inc.	5.7%
❷ Alltel Corp.	5.3%
❸ SBC Communications, Inc.	5.3%
❹ Sprint Corp. (FON Group)	5.2%
❺ AT&T Corp.	5.1%
❻ Nextel Communications, Inc., Class A	4.9%
❼ Verizon Communications, Inc.	4.7%
❽ Qwest Communications International, Inc.	4.4%
❾ BellSouth Corp.	4.2%
❿ Citizens Communications Co.	4.2%
Total	**49.0%**

Statistics

Number of Holdings	28
Weighted Average Market Cap ($ x 1,000,000)	$16,938
Price/Earnings Ratio (P/E)	21.0
Price/Book Ratio (P/B)	1.8
Portfolio Turnover Rate[2]	41%

Industry Weightings % of Portfolio

This chart shows the fund's industry composition as of the report date.



- 83.1% Telephone
- 7.3% Media
- 3.8% Business Machines & Software
- 3.2% Electronics
- 2.6% Business Services

Portfolio holdings may have changed since the report date.

[1] This list is not a recommendation of any security by the investment adviser.

[2] Not annualized.

Financial Services Focus Fund

Performance as of 4/30/04

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**
■ Benchmark: **S&P 1500 SuperComposite Financials Sector Index**
■ Fund Category: **Morningstar Financial Services**



	6 Months	1 Year	3 Years	Since Inception: 7/3/00
Fund	4.68%	25.09%	4.30%	7.52%
Benchmark	3.49%	20.85%	1.36%	5.53%
Fund Category	4.95%	25.83%	5.99%	11.71%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $13,206 **Fund**
■ $12,293 **S&P 1500 SuperComposite Financials Sector Index**
□ $8,073 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/04

Top Holdings[1]

Security	% of Net Assets
❶ Countrywide Financial Corp.	2.5%
❷ The Progressive Corp.	2.5%
❸ Delphi Financial Group, Inc., Class A	2.5%
❹ Arthur J. Gallagher & Co.	2.4%
❺ Fidelity National Financial, Inc.	2.4%
❻ Lehman Brothers Holdings, Inc.	2.4%
❼ Safeco Corp.	2.4%
❽ Berkshire Hathaway, Inc., Class A	2.3%
❾ Stancorp Financial Group, Inc.	2.3%
❿ Metlife, Inc.	2.3%
Total	**24.0%**

Industry Weightings % of Portfolio

This chart shows the fund's industry composition as of the report date.



- 35.4% **Miscellaneous Finance**
- 34.8% **Insurance**
- 28.0% **Banks**
- 1.8% **Real Property**

Statistics

Number of Holdings	56
Weighted Average Market Cap ($ x 1,000,000)	$21,298
Price/Earnings Ratio (P/E)	11.2
Price/Book Ratio (P/B)	1.8
Portfolio Turnover Rate[2]	17%

Portfolio holdings may have changed since the report date.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.

Health Care Focus Fund

Performance as of 4/30/04

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**
■ Benchmark: **S&P 1500 SuperComposite Health Care Sector Index**
■ Fund Category: **Morningstar Health Care**



The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $10,820 **Fund**
■ $9,312 **S&P 1500 SuperComposite Health Care Sector Index**
□ $8,073 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/04

Top Holdings[1]

Security	% of Net Assets
❶ Oxford Health Plans, Inc.	4.2%
❷ IMS Health, Inc.	3.8%
❸ King Pharmaceuticals, Inc.	3.7%
❹ Health Net, Inc.	3.6%
❺ Coventry Health Care, Inc.	3.6%
❻ Sierra Health Services, Inc.	3.5%
❼ C.R. Bard, Inc.	3.3%
❽ Bausch & Lomb, Inc.	3.3%
❾ Pediatrix Medical Group, Inc.	3.3%
❿ Cytyc Corp.	3.2%
Total	**35.5%**

Statistics

Number of Holdings	42
Weighted Average Market Cap ($ x 1,000,000)	$6,803
Price/Earnings Ratio (P/E)	21.3
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate[2]	50%

Industry Weightings % of Portfolio

This chart shows the fund's industry composition as of the report date.



- 83.0% **Healthcare/Drugs & Medicine**
- 9.8% **Business Services**
- 3.6% **Insurance**
- 3.1% **Consumer Non-Durables**
- 0.5% **Other**

Portfolio holdings may have changed since the report date.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.

Technology Focus Fund

Performance as of 4/30/04

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

- ■ **Fund**
- ■ Benchmark: **S&P 1500 SuperComposite Technology Sector Index**
- ■ Fund Category: **Morningstar Technology**



	6 Months	1 Year	3 Years	Since Inception: 7/3/00
Fund	2.78%	42.77%	-5.84%	-19.08%
Benchmark	-3.62%	26.50%	-9.70%	-22.52%
Fund Category	-4.33%	32.45%	-13.56%	-25.27%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

- ■ $4,440 **Fund**
- ■ $3,758 **S&P 1500 SuperComposite Technology Sector Index**
- □ $8,073 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/04

Top Holdings[1]

Security	% of Net Assets
❶ International Business Machines Corp.	3.4%
❷ Activision, Inc.	3.0%
❸ Autodesk, Inc.	3.0%
❹ Motorola, Inc.	2.9%
❺ Transaction Systems Architects, Inc., Class A	2.9%
❻ Rockwell Collins, Inc.	2.5%
❼ NCR Corp.	2.5%
❽ SS&C Technologies, Inc.	2.3%
❾ Xerox Corp.	2.3%
❿ National Semiconductor Corp.	2.3%
Total	**27.1%**

Statistics

Number of Holdings	57
Weighted Average Market Cap ($ x 1,000,000)	$17,218
Price/Earnings Ratio (P/E)	24.3
Price/Book Ratio (P/B)	2.9
Portfolio Turnover Rate[2]	41%

Industry Weightings % of Portfolio

This chart shows the fund's industry composition as of the report date.



- 35.8% **Electronics**
- 24.4% **Business Machines & Software**
- 22.2% **Business Services**
- 6.9% **Aerospace/Defense**
- 3.8% **Producer Goods & Manufacturing**
- 3.0% **Non-Durables & Entertainment**
- 2.4% **Telephone**
- 1.5% **Optical & Photo**

Portfolio holdings may have changed since the report date.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.

Schwab Core Equity Fund

Financial Statements

Financial Highlights

	11/1/03– 04/30/04*	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)[1]						
Net asset value at beginning of period	12.71	10.89	12.53	18.53	18.91	14.57
Income or loss from investment operations:						
Net investment income	0.06	0.10	0.08	0.08	0.05	0.06
Net realized and unrealized gains or losses	0.81	1.79	(1.64)	(4.57)	1.08	4.94
Total income or loss from investment operations	0.87	1.89	(1.56)	(4.49)	1.13	5.00
Less distributions:						
Dividends from net investment income	(0.11)	(0.07)	(0.08)	(0.07)	(0.04)	(0.09)
Distributions from net realized gains	–	–	–	(1.44)	(1.47)	(0.57)
Total distributions	(0.11)	(0.07)	(0.08)	(1.51)	(1.51)	(0.66)
Net asset value at end of period	13.47	12.71	10.89	12.53	18.53	18.91
Total return (%)	6.87[2]	17.54	(12.58)	(25.93)	5.75	35.20
Ratios/Supplemental Data (%)[1]						
Ratios to average net assets:						
Net operating expenses	0.75[3]	0.75	0.75	0.75	0.76[4]	0.75
Gross operating expenses	0.88[3]	0.88	0.91	0.88	0.87	0.93
Net investment income	0.98[3]	0.94	0.63	0.55	0.29	0.34
Portfolio turnover rate	21[2]	73	114	106	96	99
Net assets, end of period ($ x 1,000,000)	259	237	179	210	342	289

* Unaudited.

[1] Prior to June 1, 2002, the fund's day-to-day investment management was handled by a subadviser, Symphony Asset Management LLC.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.75% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.7% Common Stock	208,664	257,754
0.1% Short-Term Investment	346	346
0.0% U.S. Treasury Obligation	40	40
99.8% Total Investments	209,050	258,140
6.9% Collateral Invested for Securities on Loan	17,769	17,769
(6.7)% Other Assets and Liabilities, Net		(17,394)
100.0% Total Net Assets		258,515

Security and Number of Shares	Value ($ x 1,000)
Common Stock 99.7% of net assets	
Aerospace / Defense 2.0%	
Rockwell Automation, Inc. 34,000	1,111
United Technologies Corp. 47,200	4,072
	5,183
Air Transportation 1.5%	
▲• ExpressJet Holdings, Inc. 22,000	280
▲ FedEx Corp. 22,000	1,582
United Parcel Service, Inc., Class B 28,200	1,978
	3,840
Alcoholic Beverages 0.2%	
Anheuser-Busch Cos., Inc. 8,800	**451**

Security and Number of Shares	Value ($ x 1,000)
Apparel 0.2%	
Liz Claiborne, Inc. 12,000	421
• Timberland Co., Class A 800	50
	471
Automotive Products / Motor Vehicles 1.6%	
Dana Corp. 64,600	1,302
Eaton Corp. 24,400	1,449
Ford Motor Co. 90,300	1,387
	4,138
Banks 6.6%	
▲❿ Bank of America Corp. 62,500	5,031
Bank One Corp. 28,000	1,382
J.P. Morgan Chase & Co. 42,000	1,579
UnionBanCal Corp. 20,600	1,102
❾ Wachovia Corp. 127,000	5,810
Wells Fargo & Co. 38,400	2,168
	17,072
Business Machines & Software 9.1%	
•❹ Cisco Systems, Inc. 368,900	7,699
• Dell, Inc. 51,400	1,784
Hewlett-Packard Co. 115,000	2,265
International Business Machines Corp. 24,100	2,125
• Lexmark International, Inc., Class A 15,300	1,384
▲❽ Microsoft Corp. 235,800	6,124
• Oracle Corp. 125,500	1,408
• Storage Technology Corp. 10,400	273
▲• Xerox Corp. 43,900	590
	23,652
Business Services 3.2%	
Automatic Data Processing, Inc. 14,000	613
• Cendant Corp. 119,000	2,818
• Citrix Systems, Inc. 26,500	505
Computer Associates International, Inc. 10,600	284
• Dun & Bradstreet Corp. 2,900	152
H&R Block, Inc. 16,000	722
IMS Health, Inc. 56,200	1,419

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
▲• Polycom, Inc. 10,000	191
• Synopsys, Inc. 26,500	708
• VeriSign, Inc. 14,600	235
• Veritas Software Corp. 23,500	627
	8,274
Chemicals 2.6%	
Dow Chemical Co. 110,500	4,386
MacDermid, Inc. 4,300	139
• Monsanto Co. 46,500	1,608
PPG Industries, Inc. 12,000	712
	6,845
Construction 0.1%	
Centex Corp. 5,000	**240**
Consumer Durables 0.4%	
Black & Decker Corp. 16,400	**949**
Electronics 5.5%	
• Agilent Technologies, Inc. 12,500	338
• Atmel Corp. 23,500	137
• Avnet, Inc. 21,000	454
❺ Intel Corp. 293,000	7,539
Motorola, Inc. 123,000	2,245
• Plantronics, Inc. 4,600	175
Scientific-Atlanta, Inc. 25,300	819
Texas Instruments, Inc. 58,000	1,456
• Thermo Electron Corp. 40,000	1,168
	14,331
Energy: Raw Materials 1.1%	
Burlington Resources, Inc. 44,000	**2,960**
Food & Agriculture 4.8%	
Coca-Cola Enterprises, Inc. 25,000	675
H.J. Heinz Co. 62,000	2,368
Hershey Foods Corp. 13,000	1,155
Kellogg Co. 67,800	2,909
PepsiCo, Inc. 71,300	3,885
Tyson Foods, Inc., Class A 79,100	1,482
	12,474

Security and Number of Shares	Value ($ x 1,000)
Healthcare / Drugs & Medicine 11.7%	
Bausch & Lomb, Inc. 25,500	1,602
Becton Dickinson & Co. 67,300	3,402
Bristol-Myers Squibb Co. 160,700	4,034
C.R. Bard, Inc. 16,800	1,785
• Coventry Health Care, Inc. 14,250	596
• Cytyc Corp. 32,900	704
• DaVita, Inc. 29,500	1,507
• Health Net, Inc. 35,900	913
• Humana, Inc. 13,500	220
▲ Johnson & Johnson 30,900	1,670
• King Pharmaceuticals, Inc. 8,000	138
Merck & Co., Inc. 70,500	3,314
Oxford Health Plans, Inc. 28,800	1,568
• Pacificare Health Systems, Inc. 57,000	2,038
• Pediatrix Medical Group, Inc. 14,000	1,001
• Sunrise Senior Living, Inc. 13,100	414
• Sybron Dental Specialties, Inc. 12,500	366
UnitedHealth Group, Inc. 80,200	4,931
	30,203
Household Products 4.8%	
The Gillette Co. 30,000	1,228
▲❶ Procter & Gamble Co. 106,800	11,294
	12,522
Insurance 7.1%	
▲ Aetna, Inc. 25,000	2,069
AFLAC, Inc. 91,900	3,881
The Allstate Corp. 38,500	1,767
Fidelity National Financial, Inc. 29,122	1,066
Marsh & McLennan Cos., Inc. 23,400	1,055
▲ Metlife, Inc. 20,000	690
• Principal Financial Group, Inc. 24,200	854
❻ The Progressive Corp. 78,300	6,853
	18,235
Media 2.2%	
• EchoStar Communications Corp., Class A 4,500	150

Security and Number of Shares	Value ($ x 1,000)
The McGraw-Hill Cos., Inc. 19,100	1,506
• Time Warner, Inc. 86,500	1,455
▲ Viacom, Inc., Class B 65,100	2,516
	5,627
Miscellaneous 1.2%	
3M Co. 36,400	**3,148**
Miscellaneous Finance 9.5%	
American Express Co. 39,600	1,938
▲❷ Citigroup, Inc. 176,433	8,485
❼ Fannie Mae 96,500	6,632
Goldman Sachs Group, Inc. 26,500	2,564
Legg Mason, Inc. 14,000	1,289
Lehman Brothers Holdings, Inc. 11,000	807
MBNA Corp. 5,500	134
Merrill Lynch & Co., Inc. 38,000	2,061
Morgan Stanley 13,000	668
	24,578
Non-Durables & Entertainment 2.2%	
Fortune Brands, Inc. 27,500	2,097
Hasbro, Inc. 22,300	421
McDonald's Corp. 94,500	2,573
• Yum! Brands, Inc. 14,000	543
	5,634
Non-Ferrous Metals 0.5%	
Engelhard Corp. 6,500	189
• Phelps Dodge Corp. 15,000	987
	1,176
Oil: Domestic 1.7%	
ConocoPhillips 13,000	927
Kerr-McGee Corp. 66,500	3,254
Marathon Oil Corp. 3,500	117
	4,298
Oil: International 4.7%	
ChevronTexaco Corp. 41,000	3,751
❸ Exxon Mobil Corp. 197,200	8,391
	12,142

Security and Number of Shares	Value ($ x 1,000)
Optical & Photo 0.2%	
Eastman Kodak Co. 13,800	356
• Ingram Micro, Inc., Class A 15,000	179
	535
Paper & Forest Products 0.6%	
International Paper Co. 23,600	952
Weyerhaeuser Co. 11,000	651
	1,603
Producer Goods & Manufacturing 3.0%	
Briggs & Stratton Corp. 14,500	1,015
▲ Deere & Co. 48,500	3,300
Emerson Electric Co. 45,000	2,710
HON Industries, Inc. 17,900	662
• SPX Corp. 2,800	124
	7,811
Retail 4.4%	
Claire's Stores, Inc. 7,400	151
Dollar General Corp. 56,400	1,058
Federated Department Stores, Inc. 68,300	3,347
The Gap, Inc. 136,700	3,009
The May Department Stores Co. 24,000	739
Nordstrom, Inc. 7,500	267
RadioShack Corp. 46,000	1,415
• Rent-A-Center, Inc. 3,000	88
• Rite Aid Corp. 103,000	505
• Saks, Inc. 13,500	194
• Staples, Inc. 6,400	165
• United Stationers, Inc. 11,000	418
	11,356
Telephone 5.7%	
Alltel Corp. 3,500	176
AT&T Corp. 3,020	52
• Avaya, Inc. 11,000	151
BellSouth Corp. 126,500	3,265
• Nextel Communications, Inc., Class A 104,000	2,481

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
SBC Communications, Inc. 76,200	1,897
Sprint Corp. (FON Group) 122,700	2,195
Verizon Communications, Inc. 118,200	4,461
	14,678

Tobacco 0.1%

Altria Group, Inc. 3,200	**177**

Travel & Recreation 0.6%

•Caesars Entertainment, Inc. 37,000	490
Marriott International, Inc., Class A 15,000	707
•MGM MIRAGE 6,500	298
	1,495

Trucking & Freight 0.0%

•Landstar Systems, Inc. 2,600	**117**

Utilities: Electric & Gas 0.6%

Constellation Energy Group, Inc. 6,000	231
Great Plains Energy, Inc. 41,900	1,308
	1,539

Short-Term Investment
0.1% of net assets

Provident Institutional TempFund 346,459	**346**

Security Rate, Maturity Date	Face Amount ($ x 1,000)

U.S. Treasury Obligation
0.0% of net assets

▲U.S. Treasury Bill, 0.92%, 06/17/04	40	**40**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Collateral Invested for Securities on Loan
6.9% of net assets

Commercial Paper & Other Corporate Obligations 5.1%

American Express Credit Corp. 1.07%, 05/13/04	544	544
Canadian Imperial Bank Corp 1.06%, 05/28/04	348	348
Credit Lyonnais 1.08%, 09/30/04	710	709
Crown Point Funding Corp. 1.04%, 05/10/04	96	96
Foreningssparbanken AB 1.06%, 05/17/04	6,491	6,489
Societe Generale 1.14%, 05/03/04	575	575
Svenska Handelsbanken 1.39%, 10/27/04	1,742	1,742
Westdeutsche Landesbank AG 1.50%, 01/10/05	410	410
1.05%, 09/23/04	1,054	1,054
1.05%, 09/29/04	1,062	1,062
		13,029

Short-Term Investment 0.3%

Deutche Bank, Time Deposit 1.04%, 05/03/04	842	**842**

Security and Number of Shares	

Other Investment Companies 1.5%

Institutional Money Market Trust Trust 3,898,185	**3,898**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at market value (including $16,925 of securities on loan)	$258,140
Collateral held for securities on loan	17,769
Receivables:	
Fund shares sold	126
Dividends	407
Income from securities on loan	2
Prepaid expenses	+ 17
Total assets	**276,461**

The fund paid $209,050 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$59,574
Sales/maturities	$52,620

Liabilities

Collateral held for securities on loan	17,769
Payables:	
Fund shares redeemed	111
Due to brokers for futures	4
Investment adviser and administrator fees	6
Transfer agent and shareholder service fees	4
Accrued expenses	+ 52
Total liabilities	**17,946**

Net Assets

Total assets	276,461
Total liabilities	− 17,946
Net assets	**$258,515**

Net Assets by Source

Capital received from investors	252,065
Net investment income not yet distributed	823
Net realized capital losses	(43,453)
Net unrealized capital gains	49,080

These derive from investments and futures. As of the report date, the fund had two open S&P 500 futures contracts due to expire on June 18, 2004, with an aggregate net contract value of $553 and net unrealized losses of $10.

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$258,515		19,193		$13.47

Federal Tax Data

Portfolio cost	$209,051
Net unrealized gains and losses:	
Gains	$53,021
Losses	+ (3,932)
	$49,089

As of October 31, 2003:

Undistributed earnings:

Ordinary income	$1,643
Long-term capital gains	$–

Unused capital losses:

Expires 10/31 of:	Loss amount
2009	$26,773
2010	8,588
2011	+ 11,171
	$46,532

See financial notes. 31

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$2,190
Interest	6
Securities on loan	+ 17
Total investment income	**2,213**

Net Realized Gains and Losses

Net realized gains on investments sold	2,981
Net realized gains on futures contracts	+ 138
Net realized gains	**3,119**

Net Unrealized Gains and Losses

Net unrealized gains on investments	11,963
Net unrealized losses on futures contracts	+ (38)
Net unrealized gains	**11,925**

Expenses

Investment adviser and administrator fees	691
Transfer agent and shareholder service fees	320
Trustees' fees	3
Custodian fees	12
Portfolio accounting fees	17
Professional fees	16
Registration fees	13
Shareholder reports	49
Other expenses	+ 1
Total expenses	1,122
Expense reduction	− 163
Net expenses	**959**

Increase in Net Assets from Operations

Total investment income	2,213
Net expenses	− 959
Net investment income	**1,254**
Net realized gains	3,119
Net unrealized gains	+ 11,925
Increase in net assets from operations	**$16,298**

Calculated as a percentage of average daily net assets: 0.54% of the first $500 million and 0.49% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 0.75% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $15,044.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income	$1,254	$1,895
Net realized gains or losses	3,119	(10,956)
Net unrealized gains	+ 11,925	43,747
Increase in net assets from operations	**16,298**	**34,686**

Distributions paid

Dividends from net investment income	**$2,074**	**$1,261**

Transactions in fund shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	2,879	$38,774	5,806	$65,590
Shares reinvested	144	1,891	109	1,152
Shares redeemed	+ (2,478)	(33,432)	(3,746)	(42,567)
Net transactions in fund shares	**545**	**$7,233**	**2,169**	**$24,175**

Shares outstanding and net assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	18,648	$237,058	16,479	$179,458
Total increase	+ 545	21,457	2,169	57,600
End of period	**19,193**	**$258,515**	**18,648**	**$237,058**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary Income	$1,261
Long-term capital gains	$–

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $823 and $1,643 at the end of the current period and prior period, respectively.

See financial notes.

Schwab Dividend Equity Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/03–4/30/04*	9/2/03[1]–10/31/03
Per-Share Data ($)		
Net asset value at beginning of period	10.60	10.00
Income from investment operations:		
Net investment income	0.17	0.05
Net realized and unrealized gains	0.89	0.55
Total income from investment operations	1.06	0.60
Less distributions:		
Dividends from net investment income	(0.18)	—
Net asset value at end of period	11.48	10.60
Total return (%)	10.07[2]	6.00[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	—	—
Gross operating expenses	1.18[3]	1.34[3]
Net investment income	3.40[3]	3.41[3]
Portfolio turnover rate	24[2]	2[2]
Net assets, end of period ($ x 1,000,000)	198	94

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares	11/1/03–4/30/04*	9/2/03[1]–10/31/03
Per-Share Data ($)		
Net asset value at beginning of period	10.60	10.00
Income from investment operations:		
Net investment income	0.17	0.05
Net realized and unrealized gains	0.89	0.55
Total income from investment operations	1.06	0.60
Less distributions:		
Dividends from net investment income	(0.18)	—
Net asset value at end of period	11.48	10.60
Total return (%)	10.07[2]	6.00[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	—	—
Gross operating expenses	1.04[3]	1.19[3]
Net investment income	3.42[3]	3.41[3]
Portfolio turnover rate	24[2]	2[2]
Net assets, end of period ($ x 1,000,000)	206	111

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.7% Common Stock	379,928	399,135
1.0% Short-Term Investments	3,953	3,953
99.7% Total Investments	383,881	403,088
0.3% Other Assets and Liabilities, Net		1,446
100.0% Total Net Assets		404,534

Security and Number of Shares	Value ($ x 1,000)

Common Stock 98.7% of net assets

Aerospace / Defense 1.0%

Rockwell Automation, Inc. 128,600	4,204

Apparel 1.1%

VF Corp. 94,900	4,381

Automotive Products / Motor Vehicles 3.7%

Bandag, Inc. 50,500	2,199
Ford Motor Co. 290,200	4,458
General Motors Corp. 92,500	4,386
Genuine Parts Co. 105,000	3,759
	14,802

Banks 17.6%

AmSouth Bancorp. 197,900	4,358
❻ Bank of America Corp. 59,700	4,805
Bank One Corp. 78,700	3,885
Comerica, Inc. 89,500	4,621
First Horizon National Corp. 101,000	4,440

Security and Number of Shares	Value ($ x 1,000)
Hudson United Bancorp 50,000	1,787
J.P. Morgan Chase & Co. 99,700	3,749
KeyCorp, Inc. 157,500	4,678
National City Corp. 133,400	4,625
National Commerce Financial Corp. 148,300	3,943
Peoples Bank-Bridgeport 90,000	3,799
PNC Financial Services Group, Inc. 88,400	4,694
Regions Financial Corp. 114,900	3,988
U.S. Bancorp 176,300	4,520
UnionBanCal Corp. 79,000	4,221
Wachovia Corp. 99,700	4,561
Wells Fargo & Co. 80,200	4,528
	71,202

Business Machines & Software 1.1%

Pitney Bowes, Inc. 100,700	4,406

Business Services 0.8%

Deluxe Corp. 73,000	3,016
H&R Block, Inc. 9,000	406
	3,422

Chemicals 7.9%

Dow Chemical Co. 114,300	4,537
E.I. du Pont de Nemours & Co. 106,400	4,570
Eastman Chemical Co. 108,000	4,598
Lubrizol Corp. 108,900	3,463
Olin Corp. 145,000	2,504
PPG Industries, Inc. 75,000	4,448
Rohm & Haas Co. 112,000	4,343
RPM International, Inc. 240,000	3,619
	32,082

Consumer Durables 0.1%

Black & Decker Corp. 6,500	376

Electronics 1.7%

Acuity Brands, Inc. 129,200	3,161
PerkinElmer, Inc. 197,500	3,802
	6,963

Security and Number of Shares	Value ($ x 1,000)
Food & Agriculture 4.4%	
ConAgra Foods, Inc. 163,700	4,729
H.J. Heinz Co. 121,500	4,640
❺ Kellogg Co. 112,400	4,822
Sara Lee Corp. 150,000	3,462
	17,653
Healthcare / Drugs & Medicine 2.4%	
❼ Bristol-Myers Squibb Co. 191,200	4,799
Merck & Co., Inc. 100,700	4,733
	9,532
Household Products 3.5%	
Clorox Co. 90,500	4,686
The Gillette Co. 109,000	4,460
❹ Procter & Gamble Co. 46,100	4,875
	14,021
Insurance 5.9%	
The Allstate Corp. 102,200	4,691
Cincinnati Financial Corp. 101,745	4,170
Lincoln National Corp. 90,700	4,071
Marsh & McLennan Cos., Inc. 94,700	4,271
Mercury General Corp. 82,100	4,186
Unitrin, Inc. 60,500	2,399
	23,788
Miscellaneous 1.2%	
❽ 3M Co. 55,200	**4,774**
Miscellaneous Finance 3.9%	
Citigroup, Inc. 96,800	4,655
Flagstar Bancorp., Inc. 140,000	2,860
GreenPoint Financial Corp. 94,700	3,694
Washington Mutual, Inc. 114,500	4,510
	15,719
Non-Durables & Entertainment 1.4%	
Fortune Brands, Inc. 58,500	4,460
Tupperware Corp. 75,000	1,405
	5,865
Oil: Domestic 1.1%	
Kerr-McGee Corp. 90,100	**4,409**

Security and Number of Shares	Value ($ x 1,000)
Oil: International 2.4%	
❷ ChevronTexaco Corp. 54,300	4,969
Exxon Mobil Corp. 108,800	4,629
	9,598
Producer Goods & Manufacturing 3.5%	
Briggs & Stratton Corp. 60,300	4,221
Harsco Corp. 87,200	3,796
Hubbell, Inc., Class B 78,800	3,541
Lennox International, Inc. 149,000	2,490
	14,048
Railroad & Shipping 0.7%	
GATX Corp. 120,000	**2,820**
Retail 1.1%	
Limited Brands, Inc. 220,300	**4,547**
Steel 0.7%	
Worthington Industries, Inc. 163,400	**2,949**
Telephone 6.8%	
Alltel Corp. 91,800	4,621
AT&T Corp. 264,100	4,529
BellSouth Corp. 179,600	4,636
❿ SBC Communications, Inc. 191,000	4,756
Sprint Corp. (FON Group) 239,800	4,290
❾ Verizon Communications, Inc. 126,300	4,767
	27,599
Tobacco 4.3%	
Altria Group, Inc. 84,300	4,669
❸ R.J. Reynolds Tobacco Holdings, Inc. 76,000	4,922
Universal Corp. 62,000	3,115
UST, Inc. 125,000	4,651
	17,357
Utilities: Electric & Gas 20.4%	
American Electric Power Co., Inc. 150,000	4,566
Centerpoint Energy, Inc. 384,500	4,149
CH Energy Group, Inc. 50,000	2,315
Cinergy Corp. 121,500	4,610
Constellation Energy Group, Inc. 105,700	4,067

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
DPL, Inc. 243,000	4,282
Duquesne Light Holdings, Inc. 50,000	939
Energy East Corp. 168,800	3,975
Exelon Corp. 64,700	4,331
FirstEnergy Corp. 117,100	4,579
Great Plains Energy, Inc. 140,600	4,388
National Fuel Gas Co. 139,300	3,411
NSTAR 78,500	3,799
OGE Energy Corp. 149,200	3,588
Pinnacle West Capital Corp. 105,000	4,101
❶ Public Service Enterprise Group, Inc. 125,000	5,363
Puget Energy, Inc. 9,000	198
The Southern Co. 158,000	4,544
UGI Corp. 109,800	3,459
Westar Energy, Inc. 187,400	3,825
WGL Holdings, Inc. 11,500	325
WPS Resources Corp. 83,100	3,807
Xcel Energy, Inc. 239,000	3,997
	82,618

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investments 1.0% of net assets		
Bank of America, London Time Deposit 0.50%, 05/03/04	453	453
Bank One, Grand Cayman Time Deposit 0.50%, 05/03/04	3,500	3,500
		3,953

End of investments.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$403,088
Receivables:	
Fund shares sold	904
Dividends	987
Reimbursement from adviser	21
Prepaid expenses	+ 40
Total assets	**405,040**

Liabilities

Payables:	
Fund shares redeemed	473
Accrued expenses	+ 33
Total liabilities	**506**

Net Assets

Total assets	405,040
Total liabilities	− 506
Net assets	**$404,534**

Net Assets by Source

Capital received from investors	374,883
Net investment income not yet distributed	1,314
Net realized capital gains	9,130
Net unrealized capital gains	19,207

Net asset value (NAV) by Share Class

Share Class	Net Assets	÷ Shares Outstanding	= NAV
Investor Shares	$198,397	17,287	$11.48
Select Shares	$206,137	17,962	$11.48

Unless stated, all numbers x 1,000.

The fund paid $383,881 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$251,103
Sales/maturities	$75,027

The fund's total security transactions with other SchwabFunds® during the period were $526.

Federal Tax Data

Portfolio Cost	$383,888

Net unrealized gains and losses:
Gains	$25,905
Losses	+ (6,705)
	$19,200

As of October 31, 2003:

Undistributed earnings:
Ordinary income	$931
Long-term capital gains	$—

Unused capital losses:
Expires 10/31 of:	Loss amount
2011	$268

See financial notes. 39

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$5,405
Interest	+	10
Total investment income		**5,415**

Net Realized Gains and Losses

Net realized gains on investments sold	**9,491**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**9,577**

Expenses

Investment adviser and administrator fees		1,351
Transfer agent and shareholder service fees:		
Investor Shares		192
Select Shares		82
Trustees' fees		4
Custodian fees		13
Portfolio accounting fees		29
Professional fees		25
Registration fees		28
Shareholder reports		33
Other expenses	+	1
Total expenses		1,758
Expense reduction	−	1,758
Net expenses		**—**

Calculated as 0.85% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Increase in Net Assets from Operations

Total investment income		5,415
Net expenses	−	—
Net investment income		**5,415**
Net realized gains		9,491
Net unrealized gains	+	9,577
Increase in net assets from operations		**$24,483**

Includes $1,351 from the investment adviser (CSIM) and $274 from the transfer agent and shareholder service agent (Schwab). In addition, the total expenses reimbursed by the investment adviser was $133. These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through May 3, 2004 at 0.00% for both Investor Shares and Select shares.

These add up to a net gain on investments of $19,068.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

		11/1/03–4/30/04	9/2/03*–10/31/03
Net investment income		$5,415	$931
Net realized gains or losses		9,491	(361)
Net unrealized gains	+	9,577	9,630
Increase in net assets from operations		**24,483**	**10,200**

Distributions paid

Distributions from net investment income			
Investor Shares		2,428	–
Select Shares	+	2,604	–
Total dividends from net investment income		**$5,032**	**$–**

Transactions in Fund Shares

		11/1/03–4/30/04		9/2/03–10/31/03	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		9,667	$109,583	9,018	$90,936
Select Shares	+	8,425	95,569	10,753	108,229
Total shares sold		**18,092**	**$205,152**	**19,771**	**$199,165**
Shares Reinvested					
Investor Shares		160	$1,805	–	$–
Select Shares	+	153	1,724	–	–
Total shares reinvested		**313**	**$3,529**	**–**	**$–**
Shares Redeemed					
Investor Shares		(1,402)	($16,091)	(156)	($1,596)
Select Shares	+	(1,079)	(12,309)	(290)	(2,967)
Total shares redeemed		**(2,481)**	**($28,400)**	**(446)**	**($4,563)**
Net transactions in fund shares		**15,924**	**$180,281**	**19,325**	**$194,602**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Shares Outstanding and Net Assets

		11/1/03–4/30/04		9/2/03–10/31/03	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		19,325	$204,802	–	$–
Total increase	+	15,924	199,732	19,325	204,802
End of period		**35,249**	**$404,534**	**19,325**	**$204,802**

Includes distributable net investment income in the amount of $1,314 and $931 at the end of the current period and prior period, respectively.

* Commencement of operations.

Schwab Small-Cap Equity Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/03–4/30/04*	7/1/03[1]–10/31/03
Per-Share Data ($)		
Net asset value at beginning of period	11.81	10.00
Income or loss from investment operations:		
Net investment loss	(0.01)	(0.02)
Net realized and unrealized gains	1.43	1.83
Total income from investment operations	1.42	1.81
Less distributions:		
Distributions from net realized gains	(0.22)	–
Net asset value at end of period	13.01	11.81
Total return (%)	12.09[2]	18.10[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	1.30[3]	1.30[3]
Gross operating expenses	1.61[3]	1.73[3]
Net investment loss	(0.16)[3]	(0.54)[3]
Portfolio turnover rate	39[2]	39[2]
Net assets, end of period ($ x 1,000,000)	34	26

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares	11/1/03– 4/30/04*	7/1/03[1]– 10/31/03
Per-share data ($)		
Net asset value at beginning of period	11.81	10.00
Income or loss from investment operations:		
Net investment income or loss	0.00[2]	(0.01)
Net realized and unrealized gains	1.43	1.82
Total income from investment operations	1.43	1.81
Less distributions:		
Distributions from net realized gains	(0.22)	–
Net asset value at end of period	13.02	11.81
Total return (%)	12.18[3]	18.10[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	1.12[4]	1.12[4]
Gross operating expenses	1.46[4]	1.58[4]
Net investment income or loss	0.02[4]	(0.36)[4]
Portfolio turnover rate	39[3]	39[3]
Net assets, end of period ($ x 1,000,000)	17	14

* Unaudited.

[1] Commencement of operations.

[2] Per share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
98.9%	Common Stock	43,076	50,168
1.0%	Short-Term Investment	522	522
0.2%	U.S. Treasury Obligation	90	90
100.1%	Total Investments	43,688	50,780
(0.1)%	Other Assets and Liabilities, Net		(55)
100.0%	Total Net Assets		50,725

Security and Number of Shares	Value ($ x 1,000)

Common Stock 98.9% of net assets

Aerospace / Defense 2.0%

EDO Corp. 11,100	252
• EnPro Industries, Inc. 24,700	489
• Teledyne Technologies, Inc. 13,200	251
	992

Air Transportation 0.6%

• AAR Corp. 16,400	166
• EGL, Inc. 6,200	115
	281

Apparel 2.9%

• Finlay Enterprises, Inc. 13,500	261
• Guess?, Inc. 8,100	126
K-Swiss, Inc., Class A 10,800	211
Kellwood Co. 7,800	308
• Stage Stores, Inc. 7,800	306

Security and Number of Shares	Value ($ x 1,000)
Wolverine World Wide, Inc. 9,000	242
	1,454

Automotive Products / Motor Vehicles 3.7%

Carlisle Cos., Inc. 2,700	160
• Dura Automotive Systems, Inc., Class A 18,800	236
• Monaco Coach Corp. 6,100	159
▲❻ Oshkosh Truck Corp. 11,600	594
Polaris Industries, Inc. 7,500	322
• Stoneridge, Inc. 11,000	168
• United Defense Industries, Inc. 6,900	239
	1,878

Banks 5.1%

Anchor Bancorp Wisconsin, Inc. 10,200	248
BancFirst Corp. 4,000	220
Columbia Banking Systems, Inc. 8,000	180
Cullen/Frost Bankers, Inc. 4,400	191
▲ First Bancorp Puerto Rico 15,700	579
First Midwest Bancorp, Inc. Illinois 8,900	300
Great Southern Bancorp, Inc. 2,000	99
Hancock Holding Co. 11,000	307
Hudson United Bancorp 8,100	289
Mid-State Bancshares 8,500	191
	2,604

Business Machines & Software 1.5%

• Digi International, Inc. 13,000	126
• General Binding Corp. 9,900	139
• Imagistics International, Inc. 9,200	373
• PTEK Holdings, Inc. 13,900	141
	779

Business Services 9.7%

• 4Kids Entertainment, Inc. 6,200	136
• Administaff, Inc. 14,500	254
• Barra, Inc. 4,300	176
• Catapult Communications Corp. 10,000	188
• Credit Acceptance Corp. 10,600	152
• DocuCorp International, Inc. 20,900	227
• Forrester Research, Inc. 9,600	166
• Gentiva Health Services, Inc. 16,100	235
Global Payments, Inc. 3,500	168

Security and Number of Shares	Value ($ x 1,000)
• Informatica Corp. 20,000	145
• ITT Educational Services, Inc. 6,300	254
▲ John H. Harland Co. 14,800	456
• Korn/Ferry International 13,500	202
• Kronos, Inc. 3,900	142
• NCO Group, Inc. 10,000	227
• Progress Software Corp. 7,600	156
• SYKES Enterprises, Inc. 19,300	106
• Tetra Tech, Inc. 2,000	33
▲• Transaction Systems Architects, Inc., Class A 19,100	406
• United Online, Inc. 9,300	154
• Ventiv Health, Inc. 25,400	357
• Watson Wyatt & Co. Holdings 9,700	254
• WebEx Communications, Inc. 13,300	298
	4,892

Chemicals 1.6%

Arch Chemicals, Inc. 12,300	359
▲• Ethyl Corp. 24,200	451
	810

Construction 4.1%

Eagle Materials, Inc. 4,400	289
Florida Rock Industries, Inc. 4,200	167
MDC Holdings, Inc. 4,950	306
•❾ NVR, Inc. 1,300	586
The Ryland Group, Inc. 3,000	237
Standard-Pacific Corp. 7,700	388
• Yankee Candle Co., Inc. 4,200	114
	2,087

Consumer Durables 2.5%

Ethan Allen Interiors, Inc. 4,200	175
▲• Genlyte Group, Inc. 9,400	539
Kimball International, Inc., Class B 15,000	221
Stanley Furniture Co., Inc. 8,600	344
	1,279

Security and Number of Shares	Value ($ x 1,000)
Containers 0.4%	
• Crown Holdings, Inc. 25,000	**211**
Electronics 10.7%	
▲ Acuity Brands, Inc. 10,300	252
• Acxiom Corp. 22,000	509
•❶ Alliant Techsystems, Inc. 13,500	800
▲• Aspect Communications Corp. 33,900	401
▲• Benchmark Electronics, Inc. 13,900	376
• C-COR.net Corp. 16,300	148
• Checkpoint Systems, Inc. 10,200	164
• Dionex Corp. 6,500	332
▲ Harman International Industries, Inc. 7,200	546
• LeCroy Corp. 15,200	293
• Littelfuse, Inc. 7,000	269
Raven Industries, Inc. 8,200	266
• SCM Microsystems, Inc. 28,800	181
• Technitrol, Inc. 11,400	242
• Thomas & Betts Corp. 9,100	219
• Viasat, Inc. 9,900	218
• Western Wireless Corp., Class A 11,000	229
	5,445

Energy: Raw Materials 1.5%

Joy Global, Inc. 7,500	197
• Prima Energy Corp. 13,000	483
World Fuel Services Corp. 2,300	97
	777

Food & Agriculture 4.8%

• 7-Eleven, Inc. 20,300	327
Corn Products International, Inc. 7,000	298
• Darling International, Inc. 84,600	321
Flowers Foods, Inc. 11,300	277
• J & J Snack Foods Corp. 4,000	153
Lance, Inc. 13,100	198
• The Pantry, Inc. 18,800	375
Sanderson Farms, Inc. 13,350	496
	2,445

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Healthcare / Drugs & Medicine 10.8%	
• Align Technology, Inc. 6,800	118
• America Service Group, Inc. 9,300	341
• AMERIGROUP Corp. 13,300	552
• Arqule, Inc. 13,300	88
Arrow International, Inc. 11,700	350
Cambrex Corp. 9,000	223
• DJ Orthopedics, Inc. 15,000	345
• Haemonetics Corp. 15,000	423
• Kendle International, Inc. 14,900	123
▲ Mine Safety Appliances Co. 12,800	347
Nature's Sunshine Products, Inc. 26,300	381
• Osteotech, Inc. 21,000	139
Owens & Minor, Inc. 12,100	294
• PSS World Medical, Inc. 31,900	357
• Respironics, Inc. 5,200	273
• Sierra Health Services, Inc. 12,200	453
• Techne Corp. 4,200	164
• Visx, Inc. 8,200	180
• Wright Medical Group, Inc. 9,000	309
	5,460
Household Products 1.4%	
▲❽ Church & Dwight Co., Inc. 13,100	589
• Elizabeth Arden, Inc. 5,300	116
	705
Insurance 3.7%	
▲ Delphi Financial Group, Inc., Class A 9,150	368
• FPIC Insurance Group, Inc. 8,600	190
Odyssey Re Holdings Corp. 12,400	294
• Philadelphia Consolidated Holding Co. 2,500	144
State Auto Financial Corp. 16,000	449
• Stewart Information Services Corp. 8,300	295
• Universial American Financial Corp. 13,900	153
	1,893
Media 0.4%	
• Consolidated Graphics, Inc. 5,300	**198**

Security and Number of Shares	Value ($ x 1,000)
Miscellaneous Finance 2.9%	
• CompuCredit Corp. 20,000	331
Fidelity Bankshares, Inc. 4,000	133
First Albany Cos., Inc. 6,000	75
First Financial Holdings, Inc. 5,800	166
Independent Bank Corp. Michigan 4,180	105
MB Financial, Inc. 4,350	153
• Meritage Corp. 2,800	190
New Century Financial Corp. 7,600	322
	1,475
Non-Durables & Entertainment 4.6%	
• CEC Entertainment, Inc. 9,600	328
• Handleman Co. 16,400	369
▲❼ Lone Star Steakhouse & Saloon, Inc. 19,300	593
• SCP Pool Corp. 7,100	286
• Service Corp. International 71,400	528
World Wrestling Entertainment, Inc. 14,600	201
	2,305
Oil: Domestic 3.3%	
• Clayton Williams Energy, Inc. 15,800	498
•❿ Tesoro Petroleum Corp. 28,500	579
▲•❺ Universal Compression Holdings, Inc. 20,400	607
	1,684
Producer Goods & Manufacturing 7.8%	
Aptargroup, Inc. 6,900	271
• Catalyst Semiconductor, Inc. 17,700	129
Cognex Corp. 5,600	178
Franklin Electric Co., Inc. 5,100	307
▲❸ Graco, Inc. 23,400	660
• Hexcel Corp. 19,900	167
Lennox International, Inc. 12,600	211
MSC Industrial Direct Co., Class A 6,400	183
Nordson Corp. 4,300	149
• Plug Power, Inc. 857	7
Sauer-Danfoss, Inc. 24,900	374

Security and Number of Shares	Value ($ x 1,000)
Tennant Co. 12,500	496
• Tenneco Automotive, Inc. 29,200	403
The Timken Co. 20,000	441
	3,976
Railroad & Shipping 0.6%	
• SCS Transportation, Inc. 12,900	**295**
Real Property 2.6%	
• American Retirement Corp. 63,600	315
• Avatar Holdings, Inc. 6,900	263
• Jones Lang LaSalle, Inc. 22,900	541
• Trammell Crow Co. 13,500	182
	1,301
Retail 3.3%	
• Big 5 Sporting Goods Corp. 5,100	127
Borders Group, Inc. 12,500	300
• The Children's Place Retail Stores, Inc. 7,500	197
▲• The Men's Wearhouse, Inc. 7,200	183
• Pacific Sunwear of California 9,300	200
• Party City Corp. 11,400	190
• Pathmark Stores, Inc. 35,000	299
Ruddick Corp. 9,700	198
	1,694
Telephone 1.5%	
• Alaska Communications Systems Group, Inc. 34,500	245
• Inet Technologies, Inc. 10,500	103
North Pittsburgh Systems, Inc. 8,000	143
• Primus Telecommunications Group, Inc. 17,700	99
• US LEC Corp., Class A 37,200	175
	765
Tobacco 0.2%	
• M & F Worldwide Corp. 9,700	**120**
Travel & Recreation 1.2%	
❹ Choice Hotels International, Inc. 13,900	**624**

Security and Number of Shares	Value ($ x 1,000)
Trucking & Freight 1.6%	
• Forward Air Corp. 8,200	273
Heartland Express, Inc. 12,700	311
• Pacer International, Inc. 11,000	207
	791
Utilities: Electric & Gas 1.9%	
Cleco Corp. 14,900	268
▲❷ UGI Corp. 21,600	680
	948

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investment 1.0% of net assets		
Bank One, Grand Cayman Time Deposit 0.50%, 05/03/04	522	**522**
U.S. Treasury Obligation 0.2% of net assets		
▲ U.S. Treasury Bill, 0.92%, 06/17/04	90	**90**

End of investments.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value		$50,780
Receivables:		
Dividends		29
Prepaid expenses	+	19
Total assets		**50,828**

Liabilities

Payables:		
Fund shares redeemed		49
Due to brokers for futures		6
Investment adviser and administrator fees		2
Transfer agent and shareholder service fees		1
Accrued expenses	+	45
Total liabilities		**103**

Net Assets

Total assets		50,828
Total liabilities	–	103
Net assets		**$50,725**

Net Assets by Source

Capital received from investors	41,389
Net investment loss	(24)
Net realized capital gains	2,278
Net unrealized capital gains	7,082

Net asset value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$33,936		2,609		$13.01
Select Shares	$16,789		1,290		$13.02

Unless stated, all numbers x 1,000.

The fund paid $43,688 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$24,455
Sales/maturities	$18,077

These derive from investments and futures. As of the report date, the fund had two open Russell 2000 futures contracts due to expire on June 23, 2004, with an aggregate net contract value of $560 and net unrealized losses of $10.

Federal Tax Data

Portfolio Cost		$43,688
Net unrealized gains and losses:		
Gains		$8,488
Losses	+	(1,396)
		$7,092

As of October 31, 2003:

Undistributed earnings:

Ordinary income	$643
Long-term capital gains	$123

 See financial notes.

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$271
Interest	+	3
Total investment income		**274**

Net Realized Gains and Losses

Net realized gains on investments sold		2,214
Net realized gains received on futures contracts	+	94
Net realized gains		**2,308**

Net Unrealized Gains and Losses

Net unrealized gains on investments		2,693
Net unrealized losses on futures contracts	+	(40)
Net unrealized gains		**2,653**

Expenses

Investment adviser and administrator fees		253
Transfer agent and shareholder service fees:		
Investor Shares		40
Select Shares		8
Trustees' fees		3
Custodian fees		13
Portfolio accounting fees		11
Professional fees		17
Registration fees		9
Shareholder reports		20
Other expenses	+	1
Total expenses		375
Expense reduction	−	77
Net expenses		**298**

Increase in Net Assets from Operations

Total investment income		274
Net expenses	−	298
Net investment loss		**(24)**
Net realized gains		2,308
Net unrealized gains	+	2,653
Increase in net assets from operations		**$4,937**

Calculated as 1.05% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $74 from the investment adviser (CSIM) and $3 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.30
Select Shares	1.12

This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $4,961.

Statements of

Changes in Net Assets

For the current and prior report periods only. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

		11/1/03–4/30/04	7/1/03*–10/31/03
Net investment loss		($24)	($50)
Net realized gains		2,308	786
Net unrealized gains	+	2,653	4,429
Increase in net assets from operations		**4,937**	**5,165**

Distributions paid

Distributions from net realized gains			
Investor Shares		500	–
Select Shares	+	266	–
Total distributions from net realized gains		**$766**	**$–**

Transactions in Fund Shares

		11/1/03–4/30/04		7/1/03–10/31/03	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		772	$9,967	2,272	$23,526
Select Shares	+	162	2,103	1,245	12,704
Total shares sold		**934**	**$12,070**	**3,517**	**$36,230**
Shares Reinvested					
Investor Shares		37	$453	–	$–
Select Shares	+	17	204	–	–
Total shares reinvested		**54**	**$657**	**–**	**$–**
Shares Redeemed					
Investor Shares		(367)	($4,764)	(105)	($1,137)
Select Shares	+	(96)	(1,260)	(38)	(407)
Total shares redeemed		**(463)**	**($6,024)**	**(143)**	**($1,544)**
Net transactions in fund shares		**525**	**$6,703**	**3,374**	**$34,686**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Shares Outstanding and Net Assets

		11/1/03–4/30/04		7/1/03–10/31/03	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		3,374	$39,851	–	$–
Total increase	+	525	10,874	3,374	39,851
End of period		**3,899**	**$50,725**	**3,374**	**$39,851**

Includes net investment loss in the amount of $24 at the end of the current period.

* Commencement of operations.

 See financial notes.

Schwab Hedged Equity Fund

Financial Statements

Financial Highlights

	11/1/03– 4/30/04*	11/1/02– 10/31/03	9/3/02[1]– 10/31/02
Per-Share Data ($)			
Net asset value at beginning of period	11.53	9.84	10.00
Income or loss from investment operations:			
Net investment loss	(0.04)	(0.09)	(0.01)
Net realized and unrealized gains or losses	0.73	1.78	(0.15)
Total income or losses from investment operations	0.69	1.69	(0.16)
Net asset value at end of period	12.22	11.53	9.84
Total return (%)	5.98[2]	17.17	(1.60)[2]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses (including dividend expense on short sales)	2.41[3]	2.37	2.39[3]
Net operating expenses (excluding dividend expense on short sales)	2.10[3,4]	2.00	2.00[3]
Gross operating expenses	2.72[3]	2.77	3.33[3]
Net investment loss	(0.77)[3]	(0.90)	(0.79)[3]
Portfolio turnover rate	45[2]	114	68[2]
Net assets, end of period ($ x 1,000,000)	50	44	32

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 2.00% if certain non-routine expenses (interest expense) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top five long holdings and short positions, the number in the circle is the security's rank among their respective top five.

❶ Top five long holdings/short positions

• Non-income producing security

■ Collateral for short sales

Holdings by Category		Cost/Proceeds ($x1,000)	Value ($x1,000)
98.3%	Common Stock	41,689	49,035
8.2%	Short-Term Investments	4,099	4,099
106.5%	Total Investments	45,788	53,134
(25.0)%	Short Sales	(12,425)	(12,459)
18.5%	Other Assets and Liabilities, Net		9,224
100.0%	Total Net Assets		49,899

Security and Number of Shares	Value ($ x 1,000)
Common Stock 98.3% of net assets	

Aerospace / Defense 1.9%

Goodrich Corp. 400	12
■ Rockwell Collins, Inc. 9,500	306
■ Rockwell International Corp. 9,600	314
■ United Technologies Corp. 3,500	302
	934

Air Transportation 0.3%

■ Fedex Corp. 1,700	**122**

Alcoholic Beverages 0.0%

Brown-Forman Corp. 200	**9**

Apparel 1.4%

Kellwood Co. 500	20
■ Reebok International Ltd. 2,900	105

Security and Number of Shares	Value ($ x 1,000)
■• Timberland Co., Class A 5,100	320
■ VF Corp. 5,900	272
	717

Automobile Products / Motor Vehicles 3.0%

• Advance Auto Parts, Inc. 7,300	315
■ Carlisle Cos., Inc. 4,800	284
■ Eaton Corp. 5,600	333
Ford Motor Co. 19,000	292
Lear Corp. 4,400	267
	1,491

Banks 6.3%

Associated Bancorp. 5,600	229
BancorpSouth, Inc. 2,200	45
Bank of Hawaii Corp. 1,900	83
■ Commerce Bancshares, Inc. 4,088	184
Cullen Frost Bankers, Inc. 5,000	216
■ Doral Financial Corp. 9,250	303
First Bancorp Puerto Rico 2,100	77
Marshall & Ilsley Corp. 8,000	294
National City Corp. 8,300	288
PNC Financial Services Corp. 4,700	250
■ Popular, Inc. 7,006	294
■ UnionBanCal Corp. 5,400	289
■ Wachovia Corp. 6,600	302
Zions Bancorp. 4,649	263
	3,117

Business Machines & Software 5.8%

■ 3M Co. 3,500	303
Autodesk, Inc. 8,489	284
■• BMC Software, Inc. 16,700	289
■• Cisco Systems, Inc. 11,300	236
Fair, Isaac & Co., Inc. 8,200	276
Hewlett Packard Co. 13,400	264
■• Lexmark International, Inc., Class A 3,700	335
■• NCR Corp. 7,500	335
■• Storage Technology Corp. 11,400	299
• Sybase, Inc. 14,600	250
• Xerox Corp. 500	7
	2,878

Security and Number of Shares	Value ($ x 1,000)
Business Services 3.1%	
▪• Cendant Corp. 12,200	289
• CheckFree Corp. 7,800	234
▪• Citrix Systems, Inc. 13,816	263
• Earthlink, Inc. 9,100	84
▪ H&R Block, Inc. 5,500	248
▪ IMS Health, Inc. 13,400	338
▪• Polycom, Inc. 5,487	105
	1,561
Chemical 1.6%	
Cytec Industries, Inc. 6,200	244
• Hercules, Inc. 11,500	128
MacDermid, Inc. 3,900	126
PPG Industries, Inc. 5,000	296
	794
Construction 3.4%	
D.R. Horton, Inc. 6,600	190
▪ KB Home 4,400	303
Masco Corp. 9,200	258
Standard Pacific Corp. 600	30
The Ryland Group, Inc. 3,400	269
▪❹ The Sherwin-Williams Co. 9,100	346
Vulcan Materials Co. 6,500	301
	1,697
Consumer Durables 2.3%	
▪ Black & Decker Corp. 5,300	307
• Penn National Gaming, Inc. 11,164	329
▪• Rent-A-Center, Inc. 9,950	291
Toro Co. 3,700	215
	1,142
Containers 0.6%	
▪ Ball Corp. 4,200	277
• Crown Holdings, Inc. 4,600	39
	316

Security and Number of Shares	Value ($ x 1,000)
Electronics 7.7%	
Acuity Brands, Inc. 2,900	71
• Alliant Techsystems, Inc. 5,600	332
▪• Amkor Technology, Inc. 5,820	47
• Arrow Electronics, Inc. 700	18
• Aspect Telecomunications Corp. 1,200	14
• Atmel Corp. 20,000	117
• Avnet, Inc. 2,500	54
▪• Benchmark Electronics, Inc. 7,700	208
• Dionex Corp. 1,700	87
Harman International Industries, Inc. 4,000	303
▪ Intel Corp. 9,700	250
• International Rectifier Corp. 3,600	143
ITT Industries, Inc. 200	16
▪ Motorola, Inc. 16,600	303
• National Semiconductor Corp. 200	8
• Nextel Communications, Inc., Class A 11,000	262
PerkinElmer, Inc. 14,100	271
▪• Plantronics, Inc. 6,000	228
• Sanmina-SCI Corp. 300	3
▪ Scientific Atlanta, Inc. 9,000	291
• Synopsys, Inc. 6,800	182
Tektronix, Inc. 600	18
▪ Texas Instruments, Inc. 10,500	264
• Thermo Electron Corp. 3,200	93
• Western Wireless Corp. Class A 13,270	276
	3,859
Energy: Raw Materials 0.9%	
Burlington Resources, Inc. 1,300	87
Devon Energy Corp. 1,300	80
Peabody Energy Corp. 5,900	277
	444
Food & Agriculture 3.7%	
• 7-Eleven, Inc. 6,300	102
❶ Coca-Cola Enterprises, Inc. 14,400	389
Corn Products International, Inc. 4,500	191

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Flowers Foods, Inc. 7,100	174
H.J. Heinz Co. 2,800	107
Hershey Foods Corp. 3,500	311
❺ Kellogg Co. 8,000	343
PepsiAmericas, Inc. 11,700	233
	1,850

Healthcare / Drugs & Medicine 6.1%

• Amerigroup Corp. 1,100	46
■ Bausch & Lomb, Inc. 5,400	339
■ Becton Dickinson & Co. 6,300	318
■ C.R. Bard, Inc. 2,800	298
• Community Health Systems, Inc. 400	10
■• Conventry Healthcare, Inc. 7,650	320
• Cytec Corp. 15,700	336
■• DaVita, Inc. 6,700	342
■• Health Net, Inc. 8,900	226
• King Pharmaceuticals, Inc. 5,100	88
Manor Care, Inc. 4,400	143
• Pediatrix Medical Group, Inc. 500	36
■ United Healthcare Corp. 4,500	277
■• VISX, Inc. 11,700	256
	3,035

Household Products 1.7%

Church & Dwight, Inc. 4,700	211
Estee Lauder Cos., Inc., Class A 5,900	270
Gillette Co. 1,700	70
Procter & Gamble Co. 2,600	275
	826

Insurance 9.3%

■ AFLAC, Inc. 7,300	308
• Allmerica Financial Corp. 8,700	302
Allstate Corp. 5,700	262
AMBAC, Inc. 4,200	290
Delphi Financial Group Inc., Class A 4,450	179
■ Fidelity National Financial, Inc. 8,305	304
■ First American Financial Corp. 11,000	298
Lincoln National Corp. 6,400	287

Security and Number of Shares	Value ($ x 1,000)
Metlife, Inc. 8,200	283
Nationwide Financial Services, Inc. 6,700	230
Odyssey Re Holdings Corp. 3,000	71
Old Republic International Corp. 12,400	288
Principal Financial Group, Inc. 9,600	339
Prudential Financial, Inc. 1,200	53
Safeco Corp. 6,891	302
StanCorp. Financial Group, Inc. 3,600	223
■ The Progressive Corp. 3,500	306
Transatlantic Holdings, Inc. 300	27
W.R. Berkley Corp. 7,450	302
	4,654

Media 2.4%

• EchoStar Communications Corp. 7,871	261
McClatchy Co., Class A 1,500	107
McGraw Hill Cos., Inc. 3,400	268
Media General, Inc. 3,500	252
■• PanAmSat Corp. 14,087	325
	1,213

Miscellaneous 0.4%

• SpectraSite, Inc. 5,200	**194**

Miscellaneous Finance 5.2%

Citigroup, Inc. 600	29
• Compucredit Corp. 5,912	98
■ Countrywide Credit Industries, Inc. 4,600	273
■ Fannie Mae 4,100	282
Franklin Resources, Inc. 5,300	291
■ Legg Mason, Inc. 3,400	313
Lehman Brothers Holdings, Inc. 3,500	257
MBNA Corp. 3,500	85
Morgan Stanley 400	20
New Century Financial Corp. 6,800	288
■ Nuveen Investments, Inc. 2,800	72
SLM Corp. 6,700	257
■ The Bear Stearns Cos., Inc. 3,100	248
The Goldman Sachs Group, Inc. 100	10
• WFS Financial, Inc. 1,775	79
	2,602

Security and Number of Shares	Value ($ x 1,000)
Non-Durables & Entertainment 4.1%	
• American Greetings Corp., Class A 10,100	207
■• Energizer Holdings, Inc. 6,900	299
■ Fortune Brands, Inc. 4,000	305
Hasbro, Inc. 14,000	264
McDonalds Corp. 11,000	300
• Service Corp. International 9,400	69
• The Yankee Candle Co. 11,100	301
■• Yum! Brands, Inc. 8,100	314
	2,059
Non-Ferrous Metals 0.6%	
Mueller Industries, Inc. 1,300	44
■• Phelps Dodge Corp. 3,800	250
	294
Oil: Domestic 1.0%	
Marathon Oil Corp. 1,700	57
• Tesoro Petroleum Corp. 16,300	331
• Universal Compression Holdings, Inc. 3,400	101
	489
Optical & Photo 0.4%	
• Ingram Micro, Inc., Class A 14,700	**176**
Paper & Forest Products 1.6%	
• Louisiana-Pacific Corp. 13,000	306
Temple-Inland, Inc. 4,400	272
Weyerhaeuser Co. 3,800	225
	803
Producer Goods & Manufacturing 4.0%	
Blyth, Inc. 5,300	172
■❸ Briggs & Stratton Corp. 5,100	357
Clarcor, Inc. 1,200	53
Deere & Co. 4,700	320
Graco, Inc. 7,350	207
Harsco Corp. 4,400	192
Herman Miller, Inc. 11,193	294

Security and Number of Shares	Value ($ x 1,000)
Hon Industries, Inc. 4,400	163
• Terex Corp. 7,700	253
	2,011
Retail 6.1%	
■• Barnes & Noble, Inc. 8,700	260
Borders Group, Inc. 12,100	290
Claire's Stores, Inc. 15,300	312
Dollar General Corp. 7,700	144
■ Federated Department Stores, Inc. 6,500	318
• Rite Aid Corp. 20,000	98
Ross Stores, Inc. 10,000	305
Saks, Inc. 20,000	288
Tandy Corp. 9,200	283
The Gap, Inc. 15,400	339
The Neiman-Marcus Group, Inc., Class A 6,000	292
• United Stationers, Inc. 1,800	68
• Zale Corp. 600	34
	3,031
Telephone 3.6%	
Alltel Corp. 900	45
■• Amdocs Ltd. 10,500	279
AT&T Corp. 4,000	69
BellSouth Corp. 11,200	289
Century Telephone Enterprises, Inc. 9,000	260
• Citizens Communications Co. 20,000	261
■ Sprint Corp. 17,200	308
• Time Warner Telecom, Inc., Class A 19,986	76
Verizon Communications, Inc. 5,600	211
	1,798
Travel & Recreation 2.7%	
Brunswick Corp. 7,100	292
• Caesars Enternaintment, Inc. 20,000	265
Choice Hotels International, Inc. 3,900	175
Mariott International, Inc., Class A 6,600	311
■• MGM MIRAGE 6,800	312
	1,355

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Trucking & Freight 1.3%	
CNF, Inc. 9,000	329
• Landstar System, Inc. 7,238	325
	654
Utilities: Electric & Gas 5.8%	
• AES Corp. 12,100	105
CenterPoint Energy, Inc. 17,900	193
Constellation Energy Group, Inc. 8,700	335
Edison International 12,800	300
Energy East Corp. 6,600	155
Great Plains Energy, Inc. 7,600	237
Kinder Morgan, Inc. 1,400	84
National Fuel Gas Co. 9,100	223
Oneok, Inc. 7,400	155
Questar Corp. 9,100	323
❷ TXU Corp. 10,600	362
UGI Corp. 5,450	172
Westar Energy, Inc. 8,200	167
Xcel Energy, Inc. 5,900	99
	2,910

Short-Term Investments 8.2% of net assets	
Provident Institutional Funds— TempCash 963,713	964
Provident Institutional Funds— TempFund 3,135,306	3,135
	4,099

End of investments.

Security and Number of Shares	Value ($ x 1,000)
Short Sales 25.0% of net assets	
Aerospace / Defense 0.6%	
Raytheon Co. 7,600	245
Trimble Navigation Ltd. 3,000	75
	320
Air Transportation 0.3%	
AirTran Holdings, Inc. 1,800	22
Jetblue Airways Corp. 4,488	124
	146
Alcoholic Beverages 0.3%	
Constellation Brands, Inc., Class A 4,600	**152**
Automobile Products / Motor Vehicles 1.0%	
O'Reilly Automotive, Inc. 5,462	245
Sonic Automotive, Inc. 2,300	58
Superior Industries International, Inc. 6,400	218
	521
Banks 0.9%	
B B & T Corp. 6,700	231
BankNorth Group, Inc. 3,800	117
Citizens Banking Corp. MICH 3,200	98
	446
Business Machines & Software 0.3%	
Compuware Corp. 4,800	37
Comverse Technology, Inc. 4,000	65
Icon Office Solutions, Inc. 700	8
Novell, Inc. 5,444	52
PalmOne, Inc. 100	2
	164

Security and Number of Shares	Value ($ x 1,000)
Business Services 2.0%	
Bearingpoint, Inc. 2,200	22
Career Education Corp. 2,200	141
Ebay, Inc. 200	16
Interpublic Group of Cos., Inc. 9,200	145
Mentor Graphics Corp. 11,529	191
Mercury Interactive Corp. 4,400	187
Netflix, Inc. 1,100	28
Take 2 Interactive Software, Inc. 2,600	75
Weight Watchers International, Inc. 3,900	152
Wynn Resorts Ltd. 900	36
	993
Chemical 0.5%	
Celgene Corp. 1,000	51
Lyondell Petrochemical Co. 11,300	185
	236
Construction 0.9%	
Fluor Corp. 3,900	149
Hovnanian Enterprises, Inc. 3,000	108
Toll Brothers, Inc. 4,600	182
	439
Consumer Durables 0.6%	
❷ Newell Rubbermaid, Inc. 13,100	**310**
Electronics 0.2%	
Advanced Fibre Communications, Inc. 400	7
MEMC Electronic Materials, Inc. 3,500	28
NVIDIA Corp. 500	10
Power Intergrations, Inc. 1,900	47
Solectron Corp. 1,100	5
	97

Security and Number of Shares	Value ($ x 1,000)
Energy: Raw Materials 1.2%	
EOG Resources, Inc. 3,200	158
Evergreen Resources, Inc. 1,300	52
Forest Oil Corp. 5,000	131
Noble Drilling Corp. 2,100	78
Rowan Cos., Inc. 900	20
Tidewater, Inc. 4,100	116
Weatherford International Ltd. 700	30
	585
Food & Agriculture 0.6%	
Del Monte Foods Co. 3,100	34
Fresh del Monte Produce, Inc. 400	10
Sensient Technologies Corp. 11,600	237
	281
Healthcare / Drugs & Medicine 3.3%	
Allergan, Inc. 200	18
Applied Biosystems Group 4,900	91
Apria Healthcare Group, Inc. 100	3
Forest Laboratories, Inc. 700	45
Genentech, Inc. 1,300	160
Gilead Sciences, Inc. 2,500	152
Health Management Associates, Inc. 3,700	85
Healthcare Compare Corp. 900	15
❸ Inamed Corp. 5,200	306
Lincare Holdings, Inc. 300	10
Medimmune, Inc. 6,100	148
Neurocrine Biosciences, Inc. 1,506	99
Patterson Dental Co. 1,900	140
Pharmaceutical Product Developement, Inc. 7,685	227
Pharmaceutical Resources, Inc. 2,200	89
Protein Design Labs, Inc. 1,745	43
	1,631

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Insurance 1.4%	
CNA Financial Corp. 3,100	85
Erie Indemnity Co. 728	34
Hilb, Rogal & Hamilton Co. 3,600	129
Loews Corp. 1,500	87
MGIC Investment Corp. 600	44
PMI Group, Inc. 4,000	172
UnumProvident Corp. 8,200	128
	679
Media 0.7%	
EW Scripps Co., Class A 700	74
❺ Metro-Goldwyn-Mayer, Inc. 12,000	252
	326
Miscellaneous Finance 1.1%	
CapitalSource, Inc. 100	2
Cathay General Bancorp. 200	13
❹ Janus Capital Group, Inc. 17,200	262
Leucadia National Corp. 5,100	251
	528
Non-Durables & Entertainment 0.9%	
Krispy Kreme Doughnuts, Inc. 3,500	114
Leapfrog Enterprises, Inc. 7,200	155
Marvel Enterprises, Inc. 1,350	25
Panera Bread Co., Class A 300	12
The Cheesecake Factory, Inc. 3,700	157
	463
Non-Ferrous Metals 0.0%	
Coeur d'Alene Mines Corp. 2,000	**9**
Oil: Domestic 0.1%	
National Oilwell, Inc. 1,500	42
Premcor, Inc. 700	24
	66
Optical & Photo 0.2%	
Lexar Media, Inc. 12,500	**116**

Security and Number of Shares	Value ($ x 1,000)
Paper & Forest Products 0.0%	
Smurfit-Stone Container Corp. 200	**3**
Producer Goods & Manufacturing 0.1%	
Grainger, Inc. 600	31
Pentair, Inc. 300	18
Trinity Industries, Inc. 200	6
	55
Railroad & Shipping 0.5%	
Alexander & Baldwin, Inc. 2,759	87
CSX Corp. 4,900	151
	238
Retail 2.4%	
99 Cents Only Stores 3,000	59
Albertson's, Inc. 1,800	42
American Eagle Outfitters, Inc. 7,200	185
BJ's Wholesale Club, Inc. 200	5
Carmax, Inc. 3,100	80
Circuit City Stores, Inc. 18,200	213
Dollar Tree Stores, Inc. 9,100	245
Hot Topic, Inc. 834	19
Kohls Corp. 5,400	226
Kroger Co. 2,400	42
Pier 1 Imports, Inc. 3,800	78
	1,194
Steel 0.1%	
Allegheny Technologies, Inc. 6,400	**65**
Telephone 0.3%	
Dobson Communications Corp., Class A 400	2
Liberty Media Corp., Class A 5,700	62
Nextel Partners, Inc., Class A 5,204	70
United States Cellular Corp. 100	3
	137

Security and Number of Shares	Value ($ x 1,000)
Travel & Recreation 1.3%	
Carnival Corp. 900	38
Dick's Sporting Goods, Inc. 5,600	151
Extended Stay America, Inc. 8,100	158
❶ Mandalay Resort Group 5,600	322
	669
Trucking & Freight 0.4%	
Yellow Corp. 6,177	**210**
Utilities: Electric & Gas 2.8%	
Aqua America, Inc. 6,900	141
Consolidated Edison, Inc. 2,800	116
Dominion Resources, Inc. 2,900	185
DTE Energy Co. 600	24
Equitable Resources, Inc. 4,300	202
Exelon Corp. 600	40
Hawaiian Electric Industries, Inc. 400	20
Indiana Energy, Inc. 2,700	65
Nicor, Inc. 3,100	105
NiSource, Inc. 3,600	73
Puget Sound Power & Light Co. 11,300	248
Southern Union Co. 8,200	161
	1,380

End of short sale positions.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$53,134
Deposits with broker for short sales	9,074
Receivables:	
Fund shares sold	123
Interest	5
Dividends	72
Prepaid expenses	+ 9
Total assets	**62,417**

The fund paid $45,788 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$21,447
Sales/maturities	$21,661

Liabilities

Securities sold short, at value	12,459
Payables:	
Dividends on short sales	11
Investment adviser and administrator fees	4
Transfer agent and shareholder service fees	1
Accrued expenses	+ 43
Total liabilities	**12,518**

The proceeds for securities sold short is $12,425

Net Assets

Total assets	62,417
Total liabilities	− 12,518
Net assets	**$49,899**

Net Assets by Source

Capital received from investors	41,162
Net investment loss	(181)
Net realized capital gains	1,606
Net unrealized capital gains	7,312

These derive from investments and short sales.

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$49,899		4,082		$12.22

Federal Tax Data

Portfolio cost	$45,934
Net unrealized gains and losses:	
Gains	$8,154
Losses	+ (954)
	$7,200

As of October 31, 2003:

Undistributed earnings:

Ordinary income	$—
Long-term capital gains	$—

Unused capital losses:

Expires 10/31 of:	Loss amount:
2010	$46
2011	+ 214
	$260

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$352
Interest	+	31
Total investment income		**383**

Net Realized Gains and Losses

Net realized gains on investments sold		3,640
Net realized losses on short sales		(1,649)
Net realized gains		**1,991**

Net Unrealized Gains and Losses

Net unrealized gains on investments		107
Net unrealized gains on short sales	+	673
Net unrealized gains		**780**

Calculated as 1.75% of average daily net assets.

Expenses

Investment adviser and administrator fees		410
Transfer agent and shareholder service fees		59
Trustees' fees		3
Custodian and portfolio accounting fees		28
Professional fees		18
Registration fees		8
Shareholder reports		15
Interest expense		23
Other expenses	+	2
Total expenses before short sales		566
Dividends on short sales		73
Expense reduction	+	(75)
Net expenses		**564**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Increase in Net Assets from Operations

Total investment income		383
Net expenses	−	564
Net investment loss		**(181)**
Net realized gains		1,991
Net unrealized gains	+	780
Increase in net assets from operations		**$2,590**

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 2.00% of average daily net assets. This limit doesn't include interest, taxes, certain non-routine expenses and expenses for dividends and interest paid on securities sold short.

These add up to a net gain on investments of $2,771.

Statement of
Changes in Net Assets

For the current and prior report period. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment loss	($181)	($338)
Net realized gains or losses	1,991	(235)
Net unrealized gains	+ 780	6,703
Increase in net assets from operations	**$2,590**	**$6,130**

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	740	$9,030	1,672	$17,074
Shares redeemed	+ (473)	(5,689)	(1,153)	(11,663)
Net transactions in fund shares	**267**	**3,341**	**519**	**$5,411**

The fund charges 1.50% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$10
Prior period	$42

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	3,815	$43,968	3,296	$32,427
Total increase	+ 267	5,931	519	11,541
End of period	**4,082**	**49,899**	**3,815**	**$43,968**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment loss in the amount of $181 at the end of the current period.

 See financial notes.

Communications Focus Fund

Financial Statements

Financial Highlights

	11/1/03– 4/30/04*	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	7/3/00[1]– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	3.57	2.84	4.16	8.13	10.00
Income or loss from investment operations:					
Net investment income or loss	0.00[2]	0.02	0.03	(0.00)[2]	0.00[2]
Net realized and unrealized gains or losses	0.10	0.74	(1.35)	(3.97)	(1.87)
Total income or loss from investment operations	0.10	0.76	(1.32)	(3.97)	(1.87)
Less distributions:					
Dividends from net investment income	(0.01)	(0.03)	–	(0.00)[2]	–
Net asset value at end of period	3.66	3.57	2.84	4.16	8.13
Total return (%)	2.95[3]	26.87	(31.73)	(48.82)	(18.70)[3]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.11[4,5]	1.04[6]	0.89	0.90[7]	0.89[4]
Gross operating expenses	1.69[4]	1.77	1.68	1.30	1.71[4]
Net investment income or loss	0.20[4]	0.45	0.69	(0.02)	0.07[4]
Portfolio turnover rate	41[3]	179	94	154	45[3]
Net assets, end of period ($ x 1,000,000)	11	11	9	16	32

* Unaudited.

[1] Commencement of operations.

[2] Per-share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

[5] The ratio of net operative expenses would have been 1.10% if certain non-routine expenses (interest expense) had not been included.

[6] The ratio of net operating expenses would have been 1.03% if certain non-routine expenses (interest expense) had not been included.

[7] The ratio of net operating expenses would have been 0.89% if certain non-routine expenses (interest expense) had not been included.

See financial notes.   63

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.6% Common Stock	10,380	10,626
99.6% Total Investments	10,380	10,626
0.4% Other Assets and Liabilities, Net		40
100.0% Total Net Assets		10,666

Security and Number of Shares	Value ($ x 1,000)
Common Stock 99.6% of net assets	
Business Machines & Software 3.8%	
• PTEK Holdings, Inc. 40,000	**407**
Business Services 2.6%	
• Aether Systems, Inc. 70,000	**274**
Electronics 3.2%	
• Hungarian Telephone & Cable 35,400	**343**
Media 7.2%	
• American Tower Corp., Class A 18,000	224
• EchoStar Communications Corp., Class A 9,300	310
The McGraw-Hill Cos., Inc. 3,000	236
	770

Security and Number of Shares	Value ($ x 1,000)
Telephone 82.8%	
❷ Alltel Corp. 11,300	569
❺ AT&T Corp. 31,500	540
❾ BellSouth Corp. 17,437	450
❶ CenturyTel, Inc. 21,100	609
• Cincinnati Bell, Inc. 79,900	316
•❿ Citizens Communications Co. 34,500	450
• Commonwealth Telephone Enterprises, Inc. 10,000	417
CT Communications, Inc. 25,400	316
D&E Communications, Inc. 20,500	280
• General Communication, Inc., Class A 31,000	276
Hickory Tech Corp. 30,900	329
•❻ Nextel Communications, Inc., Class A 21,900	523
North Pittsburgh Systems, Inc. 20,300	363
• Primus Telecommunications Group, Inc. 47,900	267
•❽ Qwest Communications International, Inc. 118,000	474
❸ SBC Communications, Inc. 22,604	563
❹ Sprint Corp. (FON Group) 30,900	553
Telephone & Data Systems, Inc. 2,600	171
• Time Warner Telecom, Inc., Class A 38,000	144
• Ubiquitel, Inc. 97,000	401
• US LEC Corp., Class A 69,000	324
❼ Verizon Communications, Inc. 13,182	497
	8,832

End of investments.

Statement of
Assets and liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$10,626
Receivables:	
Fund shares sold	29
Dividends	19
Investments sold	1,659
Prepaid expenses	+ 12
Total assets	**12,345**

Liabilities

Cash overdraft	52
Payables:	
Investments bought	1,600
Accrued expenses	+ 27
Total liabilities	**1,679**

Net Assets

Total assets	12,345
Total liabilities	− 1,679
Net assets	**$10,666**

Net Assets by Source

Capital received from investors	36,357
Net investment income not yet distributed	9
Net realized capital losses	(25,946)
Net unrealized capital gains	246

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$10,666		2,913		$3.66

Unless stated, all numbers x 1,000.

The fund paid $10,380 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$4,586
Sales/maturities	$5,356

Federal Tax Data

Portfolio Cost	$10,639

Net unrealized gains and losses:	
Gains	$1,075
Losses	+ (1,088)
	($13)

As of October 31, 2003:

Undistributed earnings:	
Ordinary income	$43
Long-term capital gains	$−

Unused capital losses:	
Expires 10/31 of:	Loss amount
2008	$1,226
2009	13,397
2010	8,364
2011	+ 3,311
	$26,298

See financial notes. 65

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		**$73**

Net Realized Gains and Losses

Net realized gains on investments sold		**684**

Net Unrealized Gains and Losses

Net unrealized losses on investments		**(372)**

Expenses

Investment adviser and administrator fees		30
Transfer agent and shareholder service fees		14
Trustees' fees		2
Custodian fees		20
Portfolio accounting fees		1
Professional fees		15
Registration fees		5
Shareholder reports		7
Other expenses	+	1
Total expenses		95
Expense reduction	–	33
Net expenses		**62**

Increase in Net Assets from Operations

Total investment income		73
Net expenses	–	62
Net investment income		**11**
Net realized gains		684
Net unrealized losses	+	(372)
Increase in net assets from operations		**$323**

Calculated as 0.54% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $29 from the investment adviser (CSIM) and $4 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005, to 1.10% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $312.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

		11/1/03–4/30/04	11/1/02–10/31/03
Net investment income		$11	$44
Net realized gains or losses		684	(2,109)
Net unrealized gains or losses	+	(372)	4,443
Increase in net assets from operations		**323**	**2,378**

Distributions Paid

	11/1/03–4/30/04	11/1/02–10/31/03
Dividends from net investment income	**$45**	**$87**

Transactions in Fund Shares

		11/1/03–4/30/04		11/1/02–10/31/03	
		SHARES	VALUE	SHARES	VALUE
Shares sold		303	$1,135	825	$2,570
Shares reinvested		11	39	27	78
Shares redeemed	+	(504)	(1,868)	(1,019)	(3,138)
Net transactions in fund shares		**(190)**	**($694)**	**(167)**	**($490)**

Shares Outstanding and Net Assets

		11/1/03–4/30/04		11/1/02–10/31/03	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		3,103	$11,082	3,270	$9,281
Total increase or decrease	+	(190)	(416)	(167)	1,801
End of period		**2,913**	**$10,666**	**3,103**	**$11,082**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary Income	$87
Long-term capital gains	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$1
Prior period	$6

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $9 and $43 at the end of the current period and prior period, respectively.

Financial Services Focus Fund

Financial Statements

Financial Highlights

	11/1/03– 4/30/04*	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	7/3/00[1]– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	11.77	9.44	9.75	11.86	10.00
Income or loss from investment operations:					
Net investment income	0.04	0.11	0.12	0.09	0.04
Net realized and unrealized gains or losses	0.51	2.37	(0.28)	(1.76)	1.82
Total income or loss from investment operations	0.55	2.48	(0.16)	(1.67)	1.86
Less distributions:					
Dividends from net investment income	(0.10)	(0.15)	(0.09)	(0.06)	–
Distributions from net realized gains	–	–	(0.06)	(0.38)	–
Total distributions	(0.10)	(0.15)	(0.15)	(0.44)	–
Net asset value at end of period	12.22	11.77	9.44	9.75	11.86
Total return (%)	4.68[2]	26.68	(1.78)	(14.51)	18.60[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.10[3]	1.04[4]	0.89	0.89	0.89[3]
Gross operating expenses	1.33[3]	1.49	1.32	1.23	1.99[3]
Net investment income	0.57[3]	1.05	1.20	0.75	1.04[3]
Portfolio turnover rate	17[2]	181	131	151	40[2]
Net assets, end of period ($ x 1,000,000)	20	18	17	21	24

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net operating expenses would have been 1.03% if certain non-routine expenses (interest expense) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
100.2% Common Stock	17,563	20,068
0.0% Short-Term Investment	5	5
100.2% Total Investments	17,568	20,073
(0.2)% Other Assets and Liabilities, Net		(48)
100.0% Total Net Assets		20,025

Security and Number of Shares	Value ($ x 1,000)

Common Stock 100.2% of net assets

Banks 28.0%

Anchor Bancorp Wisconsin, Inc. 11,000	267
Associated Banc-Corp. 10,000	409
BancFirst Corp. 2,500	138
Bancorpsouth, Inc. 16,000	324
Bank of America Corp. 5,480	441
Bank of Hawaii Corp. 10,100	441
City National Corp. 6,700	413
Doral Financial Corp. 13,100	429
First Bancorp Puerto Rico 11,200	413
National City Corp. 12,200	423
OceanFirst Financial Corp. 11,200	245
Popular, Inc. 8,800	370
Second Bancorp., Inc. 4,400	132
UnionBanCal Corp. 8,200	438
Wachovia Corp. 8,500	389
Zions Bancorp. 6,000	339
	5,611

Security and Number of Shares	Value ($ x 1,000)

Insurance 34.9%

AFLAC, Inc. 10,500	444
AMBAC Financial Group, Inc. 6,000	414
❹ Arthur J. Gallagher & Co. 15,000	484
❸ Delphi Financial Group, Inc., Class A 12,400	498
❺ Fidelity National Financial, Inc. 13,200	483
First American Corp. 13,100	355
Fremont General Corp. 17,000	366
❿ Metlife, Inc. 13,200	455
Nationwide Financial Services, Inc., Class A 10,000	344
Odyssey Re Holdings Corp. 17,500	415
Old Republic International Corp. 15,000	348
• Principal Financial Group, Inc. 11,800	417
❷ The Progressive Corp. 5,800	508
Reinsurance Group of America, Inc. 8,500	330
❼ Safeco Corp. 10,800	473
❾ Stancorp Financial Group, Inc. 7,400	458
• Stewart Information Services Corp. 5,500	195
	6,987

Miscellaneous Finance 35.4%

• ACE Cash Express, Inc. 8,500	259
The Bear Stearns Cos., Inc. 5,500	441
•❽ Berkshire Hathaway, Inc., Class A 5	468
Berkshire Hills Bancorp, Inc. 3,000	101
• Capital Corp. of the West 10,800	399
Citigroup, Inc. 7,375	355
• CompuCredit Corp. 18,700	310
❶ Countrywide Financial Corp. 8,599	510
• Delta Financial Corp. 21,500	165
• E•TRADE Group, Inc. 22,800	259
Fannie Mae 6,620	455
First Financial Holdings, Inc. 3,000	85
Franklin Resources, Inc. 7,600	417
Goldman Sachs Group, Inc. 4,000	387
IndyMac Bancorp, Inc. 13,500	434
❻ Lehman Brothers Holdings, Inc. 6,500	477

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
MBNA Corp. 15,390	375
Merrill Lynch & Co., Inc. 7,000	380
Nuveen Investments, Inc., Class A 14,700	377
• WFS Financial, Inc. 10,000	445
	7,099

Real Property 1.9%

• Jones Lang LaSalle, Inc. 10,000	236
• Trammell Crow Co. 10,000	135
	371

Security Rate, Maturity Date	Face Amount ($ x 1,000)	

Short-Term Investment
0.0% of net assets

Brown Brothers Harriman, Grand Cayman Time Deposit 0.50%, 05/03/04	5	**5**

End of investments.

Statement of

Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at market value		$20,073
Receivables:		
Fund shares sold		12
Dividends		14
Investments sold		1,814
Prepaid expenses	+	13
Total assets		**21,926**

The fund paid $17,568 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$4,369
Sales/maturities	$3,527

Liabilities

Payables:		
Fund shares redeemed		39
Investments bought		1,826
Accrued expenses	+	36
Total liabilities		**1,901**

Net Assets

Total assets		21,926
Total liabilities	–	1,901
Net assets		**$20,025**

Net Assets by Source

Capital received from investors	17,881
Net investment income not yet distributed	18
Net realized capital losses	(379)
Net unrealized capital gains	2,505

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$20,025		1,639		$12.22

Federal Tax Data

Portfolio Cost		$17,573
Net unrealized gains and losses:		
Gains		$2,787
Losses	+	(287)
		$2,500
As of October 31, 2003:		
Undistributed earnings:		
Ordinary income		$119
Long-term capital gains		$–
Capital losses utilized		$37
Unused capital losses:		
Expires 10/31 of:		Loss amount
2010		$911

See financial notes. 71

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Investment Income

Dividends		**$169**

Net Realized Gains and Losses

Net realized gains on investments sold		**537**

Net Unrealized Gains and Losses

Net unrealized gains on investments		**216**

Expenses

Investment adviser and administrator fees		55
Transfer agent and shareholder service fees		25
Trustees' fees		2
Custodian fees		26
Portfolio accounting fees		1
Professional fees		16
Registration fees		5
Shareholder reports		4
Other expenses	+	1
Total expenses		135
Expense reduction	–	23
Net expenses		**112**

Increase in Net Assets from Operations

Total investment income		169
Net expenses	–	112
Net investment income		**57**
Net realized gains		537
Net unrealized gains	+	216
Increase in net assets from operations		**$810**

Unless stated, all numbers x 1,000.

Calculated as 0.54% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 1.10% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $753.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income	$57	$176
Net realized gains	537	326
Net unrealized gains	+ 216	3,471
Increase in net assets from operations	**810**	**3,973**

Distributions Paid

Dividends from net investment income	**$158**	**$260**

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary income	$260
Long-term capital gains	$–

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	280	$3,532	231	$2,407
Shares reinvested	12	141	25	236
Shares redeemed	+ (220)	(2,750)	(509)	(5,079)
Net transactions in fund shares	**72**	**$923**	**(253)**	**($2,436)**

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$3
Prior period	$4

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	1,567	$18,450	1,820	$17,173
Total increase or decrease	+ 72	1,575	(253)	1,277
End of period	**1,639**	**$20,025**	**1,567**	**$18,450**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $18 and $119 at the end of the current period and prior period, respectively.

See financial notes.

Health Care Focus Fund

Financial Statements

Financial Highlights

	11/1/03– 4/30/04*	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	7/3/00[1]– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	8.43	7.12	9.00	10.27	10.00
Income or loss from investment operations:					
Net investment income or loss	(0.03)	0.01	0.03	0.00[2]	(0.00)[2]
Net realized and unrealized gains or losses	2.19	1.33	(1.90)	(1.10)	0.27
Total income or loss from investment operations	2.16	1.34	(1.87)	(1.10)	0.27
Less distributions:					
Dividends from net investment income	–	(0.03)	(0.01)	(0.00)[2]	–
Distributions from net realized gains	–	–	–	(0.17)	–
Total distributions	–	(0.03)	(0.01)	(0.17)	–
Net asset value at end of period	10.59	8.43	7.12	9.00	10.27
Total return (%)	25.62[3]	18.96	(20.84)	(10.94)	2.70[3]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.08[4]	1.04	0.89	0.89	0.89[4]
Gross operating expenses	1.12[4]	1.34	1.18	1.17	2.04[4]
Net investment income or loss	(0.77)[4]	0.13	0.25	0.06	(0.02)[4]
Portfolio turnover rate	50[3]	200	99	92	41[3]
Net assets, end of period ($ x 1,000,000)	44	25	21	32	28

* Unaudited.
[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- (1) Top ten holding
- • Non-income producing security

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.6%	**Common Stock**	37,131	43,755
0.5%	**Short-Term Investment**	230	230
100.1%	**Total Investments**	**37,361**	**43,985**
(0.1)%	**Other Assets and Liabilities, Net**		(57)
100.0%	**Total Net Assets**		**43,928**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 99.6% of net assets	
Business Services 9.8%	
• Allied Healthcare International, Inc. 20,000	122
• Gentiva Health Services, Inc. 76,000	1,110
(2) IMS Health, Inc. 65,900	1,665
• Sequenom, Inc. 125,000	248
• Ventiv Health, Inc. 82,400	1,159
	4,304
Healthcare / Drugs & Medicine 83.1%	
• Align Technology, Inc. 68,200	1,181
• AMERIGROUP Corp. 31,300	1,299
• Arqule, Inc. 60,700	403
Arrow International, Inc. 20,100	601
(8) Bausch & Lomb, Inc. 23,200	1,458
Becton Dickinson & Co. 20,300	1,026
(7) C.R. Bard, Inc. 13,800	1,466
• Community Health Systems, Inc. 40,400	1,042
• (5) Coventry Health Care, Inc. 37,600	1,573
• (10) Cytyc Corp. 65,100	1,393
• DaVita, Inc. 24,200	1,237
• DJ Orthopedics, Inc. 38,600	889
• Express Scripts, Inc. 17,500	1,353
• First Horizon Pharmaceutical Corp. 24,800	385
• Haemonetics Corp. 36,000	1,016
• (4) Health Net, Inc. 62,600	1,592
• Henry Schein, Inc. 13,200	930
• Humana, Inc. 46,000	749
• (3) King Pharmaceuticals, Inc. 93,500	1,613
• Laboratory Corp. of America Holdings 30,800	1,224
Manor Care, Inc. 28,600	928
Merck & Co., Inc. 21,700	1,020
• Osteotech, Inc. 65,000	432
(1) Oxford Health Plans, Inc. 34,000	1,851
• Pacificare Health Systems, Inc. 34,400	1,230
• (9) Pediatrix Medical Group, Inc. 20,000	1,430
• PSS World Medical, Inc. 55,300	619
• Quest Diagnostics 12,800	1,080
• (6) Sierra Health Services, Inc. 41,200	1,531
• Sybron Dental Specialties, Inc. 37,600	1,100
• Third Wave Technologies, Inc. 102,600	498
UnitedHealth Group, Inc. 21,400	1,316
• Visx, Inc. 47,000	1,029
	36,494
Insurance 3.6%	
Aetna, Inc. 16,800	1,390
Hooper Holmes, Inc. 36,500	201
	1,591
Non-Durables & Entertainment 3.1%	
• Service Corp. International 184,800	**1,366**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investment 0.5% of net assets		
Brown Brothers Harriman, Grand Cayman Time Deposit 0.50%, 05/03/04	230	**230**

End of investments.

See financial notes.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$43,985
Receivables:	
Fund shares sold	162
Dividends	5
Investments sold	3,516
Prepaid expenses	+ 14
Total assets	**47,682**

Liabilities

Payables:	
Fund shares redeemed	17
Investments bought	3,706
Investment adviser and administrator fees	1
Transfer agent and shareholder service fees	1
Accrued expenses	+ 29
Total liabilities	**3,754**

Net Assets

Total assets	47,682
Total liabilities	− 3,754
Net assets	**$43,928**

Net Assets by Source

Capital received from investors	43,483
Net investment loss	(126)
Net realized capital losses	(6,053)
Net unrealized capital gains	6,624

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$43,928		4,146		$10.59

Unless stated, all numbers x 1,000.

The fund paid $37,361 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$28,285
Sales/maturities	$16,371

Federal Tax Data

Portfolio Cost	$37,370
Net unrealized gains and losses:	
Gains	$7,847
Losses	+ (1,232)
	$6,615

As of October 31, 2003:

Undistributed earnings:

Ordinary income	$—
Long-term capital gains	$—

Unused capital losses:

Expires 10/31 of:	Loss amount
2009	$1,467
2010	3,990
2011	+ 3,638
	$9,095

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$49
Interest	+	1
Total investment income		**50**

Net Realized Gains and Losses

Net realized gains on investments sold	**3,052**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**3,759**

Calculated as 0.54% of average daily net assets.

Expenses

Investment adviser and administrator fees		89
Transfer agent and shareholder service fees		41
Trustees' fees		3
Custodian fees		20
Portfolio accounting fees		2
Professional fees		16
Registration fees		6
Shareholder reports	+	7
Total expenses		184
Expense reduction	−	8
Net expenses		**176**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Increase in Net Assets from Operations

Total investment income		50
Net expenses	−	176
Net investment loss		**(126)**
Net realized gains		3,052
Net unrealized gains	+	3,759
Increase in net assets from operations		**$6,685**

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 1.10% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $6,811.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income or loss	($126)	$29
Net realized gains or losses	3,052	(2,899)
Net unrealized gains	+ 3,759	6,783
Increase in net assets from operations	**6,685**	**3,913**

Distributions paid

Dividends from net investment income	**$—**	**$99**

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary Income	$99
Long-term capital gains	$—

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	1,562	$16,011	612	$4,654
Shares reinvested	—	—	13	90
Shares redeemed	+ (383)	(3,772)	(672)	(5,019)
Net transactions in fund shares	**1,179**	**$12,239**	**(47)**	**($275)**

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$6
Prior period	$5

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	2,967	$25,004	3,014	$21,465
Total increase or decrease	+ 1,179	18,924	(47)	3,539
End of period	**4,146**	**$43,928**	**2,967**	**$25,004**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment loss in the amount of $126 at the end of the current period.

Technology Focus Fund

Financial Statements

Financial Highlights

	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	7/3/00[1]–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	4.32	2.90	3.86	8.52	10.00
Income or loss from investment operations:					
Net investment loss	(0.02)	(0.02)	(0.02)	(0.03)	(0.02)
Net realized and unrealized gains or losses	0.14	1.44	(0.94)	(4.63)	(1.46)
Total income or loss from investment operations	0.12	1.42	(0.96)	(4.66)	(1.48)
Net asset value at end of period	4.44	4.32	2.90	3.86	8.52
Total return (%)	2.78[2]	48.97	(24.87)	(54.69)	(14.80)[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.04[3]	1.04	0.89	0.89	0.89[3]
Gross operating expenses	1.04[3]	1.25	1.15	1.16	1.52[3]
Net investment loss	(0.86)[3]	(0.65)	(0.57)	(0.65)	(0.63)[3]
Portfolio turnover rate	41[2]	165	117	120	37[2]
Net assets, end of period ($ x 1,000,000)	52	43	26	39	48

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
100.0% Common Stock	48,636	52,018
100.0% Total Investments	48,636	52,018
0.0% Other Assets and Liabilities, Net		13
100.0% Total Net Assets		52,031

Security and Number of Shares	Value ($ x 1,000)

Common Stock 100.0% of net assets

Aerospace / Defense 6.9%

Lockheed Martin Corp. 23,900	1,140
❻ Rockwell Collins, Inc. 41,100	1,325
United Technologies Corp. 12,700	1,096
	3,561

Business Machines & Software 24.4%

Adobe Systems, Inc. 19,900	823
❸ Autodesk, Inc. 47,000	1,575
• Cisco Systems, Inc. 52,260	1,091
• Digi International, Inc. 107,000	1,040
❶ International Business Machines Corp. 20,000	1,763
• Lexmark International, Inc., Class A 12,900	1,167
•❼ NCR Corp. 29,500	1,318
• Oracle Corp. 62,148	697
• Storage Technology Corp. 41,000	1,077
• Sybase, Inc. 56,400	965
•❾ Xerox Corp. 89,200	1,198
	12,714

Security and Number of Shares	Value ($ x 1,000)

Business Services 22.2%

• Amdocs Ltd. 40,000	1,062
• Checkfree Corp. 30,000	901
• Citrix Systems, Inc. 39,800	758
• Covansys Corp. 20,000	280
• Forrester Research, Inc. 26,000	451
• Hewitt Associates, Inc., Class A 20,000	618
• infoUSA, Inc. 64,000	582
• Intuit, Inc. 14,600	620
• MRO Software, Inc. 35,900	478
• National Processing, Inc. 20,000	496
• Polycom, Inc. 47,000	897
• Progress Software Corp. 28,000	574
❽ SS&C Technologies, Inc. 52,500	1,212
• SYKES Enterprises, Inc. 48,500	265
• Synopsys, Inc. 33,000	882
•❺ Transaction Systems Architects, Inc., Class A 70,000	1,486
	11,562

Electronics 35.8%

• Amkor Technology, Inc. 36,900	298
• Arrow Electronics, Inc. 44,200	1,117
• Aspect Communications Corp. 72,000	852
• Atmel Corp. 181,400	1,059
• Avnet, Inc. 47,000	1,017
• Benchmark Electronics, Inc. 33,000	892
• C-COR.net Corp. 93,500	849
• Checkpoint Systems, Inc. 56,900	914
• Cypress Semiconductor Corp. 54,000	754
Intel Corp. 37,260	959
• Komag, Inc. 45,000	572
• Littelfuse, Inc. 29,500	1,133
❹ Motorola, Inc. 83,200	1,518
MTS Systems Corp. 29,000	683
•❿ National Semiconductor Corp. 29,000	1,183
PerkinElmer, Inc. 59,000	1,136
• Plantronics, Inc. 30,000	1,139
Scientific-Atlanta, Inc. 36,000	1,166
Tektronix, Inc. 35,000	1,036
• Viasat, Inc. 15,000	330
	18,607

Security and Number of Shares	Value ($ x 1,000)
Non-Durables & Entertainment 3.0%	
•❷ Activision, Inc. 105,000	**1,581**
Optical & Photo 1.5%	
• Ingram Micro, Inc., Class A 65,000	**777**
Producer Goods & Manufacturing 3.8%	
Ametek, Inc. 40,800	1,081
• Catalyst Semiconductor, Inc. 62,000	453
• Tyler Technologies, Inc. 45,500	430
	1,964
Telephone 2.4%	
• Avaya, Inc. 72,100	986
• Inet Technologies, Inc. 27,000	266
	1,252

End of investments.

Statement of
Assets and liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$52,018
Receivables:	
Fund shares sold	160
Dividends	4
Investments sold	1,940
Prepaid expenses	+ 15
Total assets	**54,137**

Liabilities

Cash overdraft	323
Payables:	
Fund shares redeemed	148
Investments bought	1,593
Investment adviser and administrator fees	1
Transfer agent and shareholder service fees	1
Accrued expenses	+ 40
Total liabilities	**2,106**

Net Assets

Total assets	54,137
Total liabilities	− 2,106
Net assets	**$52,031**

Net Assets by Source

Capital received from investors	89,040
Net investment loss	(228)
Net realized capital losses	(40,163)
Net unrealized capital gains	3,382

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$52,031		11,712		$4.44

Unless stated, all numbers x 1,000.

The fund paid $48,636 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$29,992
Sales/maturities	$21,327

Federal Tax Data

Portfolio Cost	$48,737

Net unrealized gains and losses:
Gains	$6,827
Losses	+ (3,546)
	$3,281

As of October 31, 2003:

Undistributed earnings:
Ordinary income	$—
Long-term capital gains	$—

Unused capital losses:
Expires 10/31 of:	Loss amount
2008	$723
2009	18,131
2010	18,148
2011	+ 6,697
	$43,699

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$45
Interest	1
Securities on loan	+ 1
Total investment income	**47**

Net Realized Gains and Losses

Net realized gains on investments sold	**3,637**

Net Unrealized Gains and Losses

Net unrealized losses on investments	**(3,302)**

Expenses

Investment adviser and administrator fees	143
Transfer agent and shareholder service fees	66
Trustees' fees	3
Custodian fees	24
Portfolio accounting fees	4
Professional fees	17
Registration fees	6
Shareholder reports	12
Other expenses	+ 1
Total expenses	276
Expense reduction	− 1
Net expenses	**275**

Increase in Net Assets from Operations

Total investment income	47
Net expenses	− 275
Net investment loss	**(228)**
Net realized gains	3,637
Net unrealized losses	+ (3,302)
Increase in net assets from operations	**$107**

Calculated as 0.54% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 1.10% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $335.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

		11/1/03–4/30/04	11/1/02–10/31/03
Net investment loss		($228)	($200)
Net realized gains or losses		3,637	(3,310)
Net unrealized gains or losses	+	(3,302)	16,615
Increase in net assets from operations		**$107**	**$13,105**

Transactions in Fund Shares

		11/1/03–4/30/04		11/1/02–10/31/03	
		SHARES	VALUE	SHARES	VALUE
Shares sold		3,737	$18,410	3,313	$11,831
Shares redeemed	+	(1,988)	(9,522)	(2,226)	(7,601)
Net transactions in fund shares		**1,749**	**$8,888**	**1,087**	**$4,230**

Shares Outstanding and Net Assets

		11/1/03–4/30/04		11/1/02–10/31/03	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		9,963	$43,036	8,876	$25,701
Total increase	+	1,749	8,995	1,087	17,335
End of period		**11,712**	**$52,031**	**9,963**	**$43,036**

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$31
Prior period	$17

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment loss in the amount of $228 at the end of the current period.

 See financial notes.

Financial Notes _{unaudited}

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

Both Schwab Dividend Equity Fund and Schwab Small-Cap Equity Fund offer two share classes: Investor Shares and Select Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab Core Equity Fund, Schwab Hedged Equity Fund, Communications Focus Fund, Financial Services Focus Fund, HealthCare Focus Fund and Technology Focus Fund each offer one share class.

Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

The Trust and its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993
Schwab S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Schwab U.S. MarketMasters Fund
Schwab Balanced MarketMasters Fund
Schwab Small-Cap MarketMasters Fund
Schwab International MarketMasters Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund
Institutional Select S&P 500 Fund
Institutional Select Large-Cap Value Index Fund
Institutional Select Small-Cap Value Index Fund

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The Schwab Hedged Equity Fund may sell securities short (sell securities it does not own). When it does so, the fund also places assets worth at least 100% of the value of the short securities into a segregated account, as collateral. If the market value of the short securities subsequently falls, the fund can realize a gain by closing the position. However, if the value rises, the fund typically would have to add to its collateral or close out its short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

The Communications Focus Fund may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date. Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. The funds may make direct transactions with certain other Schwab funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 04/30/04 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab Core Equity Fund	–	1,518	1.38
Schwab Hedged Equity Fund	–	84	1.38
Communications Focus Fund	52	48	1.45
Financial Services Focus Fund	–	43	1.48
Health Care Focus Fund	–	40	1.50
Technology Focus Fund	323	173	1.48

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments for net operating losses and losses on wash sales.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

- **Securities for which no market quotations are readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

If the Schwab Hedged Equity Fund sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and the liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued on securities sold short is recorded as an expense on the fund's records.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 4/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Dawn G. Lepore[1] 3/21/54	2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1, 2] 2/22/55	2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.
[2] Effective June 8, 2004, Jeffrey Lyons resigned as trustee from each of the trusts.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds®.

Whether you're an experienced investor or just starting out, SchwabFunds® can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund®. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds® at:
P.O. Box 3812
Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds®
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor

SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

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